Form 10-K, Exhibit 13
period 1993-12-31
PROMUS COMPANIES INC
filed 1994-03-28
CIK 858339

The Promus Companies . 1993 Annual Report . Book Two









                                 The Promus
                                  Companies



                                     1993




                               Financial Review

Operating Results by Segment
(In thousands)

                                                          Fiscal Year Ended                       Percentage
                                              ----------------------------------------        Increase (Decrease)
                                              December 31,   December 31,    January 3,   --------------------------
                                                     1993           1992          1992    '93 vs. '92    '92 vs. '91
                                              -----------    -----------    ----------    -----------    -----------
Casino Entertainment
Revenues
  Casino                                       $  812,081       $711,777      $686,177       14.1 %          3.7 %
  Food and beverage                               139,522        133,485       129,147        4.5 %          3.4 %
  Rooms                                           102,024         94,092        88,749        8.4 %          6.0 %
  Other                                            62,322         43,901        39,620       42.0 %         10.8 %
  Less: casino promotional allowances            (100,720)       (92,151)      (84,750)       9.3 %          8.7 %
                                               ----------       --------      --------
      Total revenues                            1,015,229        891,104       858,943       13.9 %          3.7 %
                                               ----------       --------      --------
Operating expenses
  Departmental direct costs
    Casino                                        369,335        334,702       338,529       10.3 %         (1.1)%
    Food and beverage                              76,498         71,551        69,702        6.9 %          2.7 %
    Rooms                                          33,124         31,958        31,346        3.6 %          2.0 %
  Other                                           301,305        265,683       248,571       13.4 %          6.9 %
                                               ----------       --------      --------
      Total operating expenses                    780,262        703,894       688,148       10.8 %          2.3 %
                                               ----------       --------      --------
                                                  234,967        187,210       170,795       25.5 %          9.6 %
Property transactions                                   -           (327)          168        N/M            N/M
                                               ----------       --------      --------
Operating income                               $  234,967       $186,883      $170,963       25.7 %          9.3 %
                                               ==========       ========      ========
Operating income before property
  transactions margin                                23.1%          21.0%         19.9%       2.1 pts        1.1 pts
                                               ==========       ========      ========
Hotel
Revenues
  Rooms                                        $  121,105       $124,192      $ 88,109       (2.5)%         41.0 %
  Food and beverage                                 8,094          8,310         6,436       (2.6)%         29.1 %
  Franchise and management fees                    60,359         51,719        45,320       16.7 %         14.1 %
  Other                                            40,740         33,993        27,126       19.8 %         25.3 %
                                               ----------       --------      --------
      Total revenues                              230,298        218,214       166,991        5.5 %         30.7 %
                                               ----------       --------      --------
Operating expenses
  Departmental direct costs
    Rooms                                          65,529         71,191        51,256       (8.0)%         38.9 %
    Food and beverage                               8,235          8,696         6,127       (5.3)%         41.9 %
  Other                                            91,338         89,252        75,358        2.3 %         18.4 %
                                               ----------       --------      --------
      Total operating expenses                    165,102        169,139       132,741       (2.4)%         27.4 %
                                               ----------       --------      --------
                                                   65,196         49,075        34,250       32.8 %         43.3 %
Property transactions                               1,345         (5,713)       (1,354)       N/M            N/M
                                               ----------       --------      --------
Operating income                               $   66,541       $ 43,362      $ 32,896       53.5 %         31.8 %
                                               ==========       ========      ========
Operating income before property
  transactions margin                                28.3%          22.5%         20.5%       5.8 pts        2.0 pts
                                               ==========       ========      ========
Other
Revenues                                       $    6,328       $  3,748      $  5,178       68.8 %        (27.6)%
Operating expenses                                  3,616          2,577         6,056       40.3 %        (57.4)%
                                               ----------       --------      --------
Operating income (loss)                        $    2,712       $  1,171      $   (878)       N/M            N/M
                                               ==========       ========      ========


Management's Discussion and Analysis
of Financial Condition and Results of Operations

     The prime objective of management of The Promus Companies Incorporated
(Promus) is to create outstanding value for our customers in order to create outstanding value for our stockholders. Since Promus' creation on February 7, 1990, when its stock was spun-off (the Spin-off) to Holiday Corporation
(Holiday) stockholders, the commitment to this objective has been evident in Promus' strategic decisions and financial performance and is also reflected in Promus' plans for the future. Since the Spin-off, the per share market value of Promus' common stock has increased more than 300%.

     Promus operates four leading hospitality brands comprising two business segments: a casino entertainment segment consisting of Harrah's, one of the world's premier names in the casino entertainment industry, and a hotel segment composed of the Embassy Suites, Hampton Inn and Homewood Suites hotel brands (collectively, Promus Hotels). During 1993, unit growth in both business segments and reduced interest expense combined to drive a 65.4% increase in cash flows from operations over the prior year. This increase follows a 38.9% increase in cash flows from operations achieved in 1992 over 1991. Promus' increasing cash flows from operations provides a foundation from which to pursue opportunities to further grow its businesses, either through expansion of existing facilities or development of new projects, and for funding debt service requirements.

CAPITAL SPENDING AND DEVELOPMENT

     Widespread growing acceptance in recent years of casino gaming as a form of entertainment has led to a sweeping transformation of the industry and prompted the proliferation of casino gaming in many new, emerging markets, both domestically and internationally. From the six land-based casinos in operation at the end of 1992 located in the traditional markets of Nevada and New Jersey, Promus' casino entertainment division has grown to include twelve properties in five states. In recognition of the additional opportunities presented by the proliferation of casino gaming and the potential for additional returns to our stockholders, Promus continues to focus the majority of its capital spending on casino entertainment development opportunities.

     Although the casino entertainment segment's development activities captured the majority of the attention during 1993, the growth achieved by the hotel segment is also noteworthy. After less than 10 years in operation, Promus Hotels has grown to a combined total of over 500 hotels, including more than 50 hotels added in 1993. The growth achieved by Promus Hotels is a testament to the strength and attractiveness of its franchise systems since all 90 hotels added to the systems during 1993 and 1992 were developed by franchisees.

Casino Entertainment Development

     Proliferation of casino entertainment is opening new markets for development of land-based facilities, riverboats, casinos on Indian lands and limited stakes gaming in such venues as historic mining towns. To maintain its leading position in the casino entertainment industry and to further build the value of the Harrah's brand as a national casino brand, Promus continues to actively investigate and pursue development opportunities in emerging markets throughout the U.S. and, to a lesser extent, abroad.

     Harrah's New Orleans. The year's development activities were highlighted by the Louisiana Economic Development and Gaming Corporation's
(LEDGC) selection of a partnership (the Partnership) in which a Promus subsidiary is a partner to negotiate exclusively for a license to develop, own and operate what is expected to be one of the world's largest casinos in New
Orleans. A Promus subsidiary has a one-third ownership interest in the project and will supervise the design and construction of the casino. Another Promus subsidiary will manage the operations of the casino for a fee.

     Construction of a 400,000 square foot permanent casino facility, to include approximately 200,000 square feet of casino gaming space featuring approximately 6,000 slot machines and 200 table games, is expected to be completed in third quarter 1995.

During the construction period, the Partnership plans to convert the New
Orleans Municipal Auditorium into an approximate 76,000 square foot temporary casino featuring approximately 3,000 slot machines and 85 table games.
Depending on timely approvals from governmental and regulatory authorities and satisfaction of other contingencies as discussed below, the temporary casino is projected to be in operation during third quarter 1994. The estimated combined total cost of the permanent casino facility, the temporary casino, significant new parking structures and adjoining commercial buildings and approximately $170 million of upfront payments to the City of New Orleans and the State of Louisiana is approximately $720 million. The Partnership is expecting to finance the project through a combination of partner capital and public and bank debt. The Partnership is currently in process of registering
$425 million in debt to be sold through a public offering and arranging $200 million in bank debt. Promus' total capital contribution to this project is expected to be approximately $23.3 million. Promus will provide a completion guarantee for the project, subject to certain exceptions, in exchange for a fee to be paid by the Partnership.

     Before construction of either the temporary casino in the Municipal
Auditorium or the permanent casino facility can begin, certain events must occur. These include execution of leases for the respective sites and obtaining various approvals, contracts and licenses from the appropriate governing bodies including those of the City of New Orleans and the LEDGC.
Other conditions and legal issues pertinent to the transaction must also be satisfied, including execution of a definitive partnership agreement and related contracts and securing of financing. Litigation primarily concerning title to the permanent casino site has been decided favorably at the trial court level. However, if the litigation were ultimately decided unfavorably, it may delay or prevent the opening of the casino facilities or adversely affect their operations.

     Riverboat Casinos. As a result of prior development efforts, riverboat casinos opened during 1993 in Joliet, Illinois, and Tunica and Vicksburg, Mississippi. On January 12, 1994, a second riverboat began operations in Joliet. In addition to the four riverboats now operating, Promus has previously announced the development of the following riverboat casinos and related facilities:

                                                Project Cost
                                  Expected      (in millions)
                                  Number of    --------------
                       Percent  -------------  Total   Spent     Targeted
Location                Owned   Slots  Tables   Est.  to Date   Opening Date
- ----------------------------------------------------------------------------
Shreveport, LA           86%      760    40     $71    $29.6    2nd qtr 1994
North Kansas
  City, MO              100%    1,225    55      83     15.3    3rd qtr 1994
St. Louis Riverport,
  MO                    100%    1,000    55      82      6.7    4th qtr 1994

     Promus is the general partner and also manager, for a fee, of the Shreveport riverboat project. The opening of each project is subject to the approval of various regulatory bodies, and, in Missouri, a state and local referendum is scheduled for April 5, 1994, to address the uncertainty of legalized gaming in that state.

     Indian Lands. Promus continues to actively pursue development opportunities for casinos on Indian lands under the provisions of the Indian
Gaming Regulatory Act of 1988. Promus has entered into management and development agreements for a planned $24.7 million casino entertainment facility near Phoenix, Arizona, to be owned by the Ak-Chin Indian Community of the Maricopa Indian Reservation. Promus does not expect to fund this development, although it may guarantee the related bank financing.
Commencement of construction and the opening of the facility are subject to the receipt of necessary approvals from various regulatory agencies, including the National Indian Gaming Commission. Promus will manage the facility for a fee. The Tribal/State Compact between the Ak-Chin Community and the State of Arizona has received approval from the U.S. Department of the Interior. In addition, Promus is in various stages of negotiations with a number of other
Indian communities to develop and/or manage facilities on Indian lands.

     Limited Stakes. During December 1993, Promus acquired a 17% limited partnership interest in an entity which owns two limited stakes casinos in Central City and Black Hawk, Colorado. Both casinos, which are managed by Promus for a fee, are now operated under the Harrah's name, supporting the overall strategy of making Harrah's a national casino entertainment brand.

     International. During 1993, Promus and its local partner were selected by the government of New Zealand to develop and operate a casino in Auckland, New Zealand. Promus will contribute $15 million in exchange for a 20% interest in the partnership and will manage the facility for a fee. Construction of the $150 million project, to be financed through a combination of partner contributions and specific non-recourse debt, is expected to begin in first quarter 1994, and the facility is projected to be in operation in first quarter 1996.

     Existing Land-Based Markets. On-going refurbishment and maintenance of Promus' existing casino entertainment facilities in Nevada and New Jersey will continue during 1994 at an estimated cost of $40 million to maintain the quality standards set for Harrah's facilities. No major additions of casino square footage or hotel rooms are currently underway at these properties.

     Overall. In addition to the projects discussed above, Promus is aggressively pursuing additional casino entertainment development opportunities in various new jurisdictions across the United States and abroad, although no definitive development agreements have been signed and no capital commitments to construct such a facility have been made to third parties at this time. Until all necessary approvals to proceed with development of a project are obtained from the relevant regulatory bodies, the costs of pursuing casino entertainment projects are expensed as incurred.
Development costs charged to casino entertainment segment other operating expense amounted to $10.2 million for fiscal 1993 and are expected to continue at or above this level in fiscal 1994. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset.

     A number of these casino entertainment development projects, if they go forward, may require, individually and in the aggregate, a significant capital commitment and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies.

Hotel Development

     After less than 10 years in operation, Promus Hotels surpassed a major milestone in 1993 with the opening of its 500th system hotel during December
1993. With the opening of 52 franchised properties during 1993, Promus Hotels ended the year with 503 properties in its combined systems. An additional 50 franchised properties were under construction or being converted to Promus brands at December 31, 1993.

     Of the 50 franchise projects under development at year-end, 41 are Hampton Inns, five are Embassy Suites and four are Homewood Suites. The growth being experienced by the Hampton Inn brand can primarily be attributed to the introduction in 1991 of a downsized Hampton Inn property suitable for smaller markets. A similar concept has been developed for the Homewood Suites brand, and construction of a company-owned prototype of this concept will begin during second quarter 1994. The prototype is expected to be completed by the end of 1994 at a cost of less than $6 million. During 1993, the Hampton Inn &
Suites concept was introduced. The combination of rooms and suites in a single property offered by this concept will target a new development segment not currently addressed by existing brands, providing Promus with broadened opportunities for future growth in the hotel segment.

     During 1993, Promus reduced the number of company-owned hotel properties from 38 to 32 as a result of the transfer of its ownership interests in five
Embassy Suites hotels to a third party in exchange for cash, notes receivable and the third party's assumption of the related mortgages, and the sale of an Embassy Suites hotel in an unrelated transaction to a third party for cash and assumption of the related debt. All six properties remain in the Embassy
Suites system as franchises and five are being managed by Embassy Suites for a fee. If some of the remaining 32 company-owned properties were sold, some of the proceeds may be used to enhance the brands' growth as part of Promus' on-going strategy.

     On-going refurbishment of Promus' existing company-owned hotel properties to maintain the quality standards set for those properties will continue in 1994 at an estimated cost of $8.5 million.

Summary

     Cash needed to finance the projects currently under development as well as the additional projects being pursued by Promus will be made available from operating cash flows, the New Facility (see Debt Refinancing Activities section), joint venture partners, specific project financing, guarantees by Promus of third party debt, sales of existing hotel assets and, if necessary, Promus debt and/or equity offerings. Promus' capital expenditures totaled $251 million during 1993. An additional $375 million to $425 million is expected to be spent during 1994 to fund project development, including the projects discussed in this Capital Spending and Development section, refurbishment of existing facilities and other projects.

DEBT REFINANCING ACTIVITIES

     To strengthen its financial structure and better position the Company for growth, during 1993 Promus replaced its existing bank debt with a new, more flexible bank facility; issued $200 million of public debt; filed a shelf registration which can provide access, on an as needed basis, to an additional
$200 million of debt financing; and negotiated additional interest rate swap agreements. These actions continued Promus' strategy of freeing its operating cash flows for reinvestment and development purposes by lengthening the maturities of its long-term debt and reducing its current interest payment requirements. As a result of these actions, Promus has effectively provided for its debt maturity requirements into the year 1998.

     New Bank Facility. Promus' new bank facility is a $650 million reducing revolving and letter of credit facility (New Facility), which not only enabled the Company to prepay the remaining balance of its existing bank debt (Old
Facility) but also provides a financing source for future capital expenditures and the necessary liquidity to retire $39.1 million of 10 1/2% Notes maturing in April 1994 and $200 million of 9% Notes maturing in February 1995. Of the total $650 million available under the New Facility, there is a sub-limit of $255 million for issuance of letters of credit. At December 31, 1993, $170.0 million in borrowings were outstanding under the New Facility. An additional
$222.6 million of the New Facility was committed to back certain letters of credit, including a $204.7 million letter of credit supporting the existing 9%
Notes. After consideration of these borrowings, $257.4 million was available to Promus under the New Facility as of December 31, 1993. The approximate
$11.5 million of deferred finance charges incurred related to the New Facility are being amortized over the life of the debt using the interest method.

     8 3/4% Notes Issuance. During 1993, Promus, through its wholly-owned subsidiary Embassy Suites, Inc. (Embassy), completed a $200 million private placement offering of Embassy's 8 3/4% Senior Subordinated Notes due 2000
(8 3/4% Notes). The net proceeds of approximately $196.3 million from the 8 3/4% Notes were used to prepay amounts due under the Old Facility. The
8 3/4% Notes, which are unsecured and unconditionally guaranteed by Promus, were issued with essentially the same provisions as, and are pari passu in right of payment to, Embassy's 10 7/8% Senior Subordinated Notes due 2002
(10 7/8% Notes) issued in 1992. Subsequent to the completion of the private placement, Embassy completed an offering which exchanged all of the 8 3/4%
Notes for new notes on the same terms, except the new notes are registered under the Securities Act of 1933.

     Shelf Registration. To provide additional borrowing capacity and financing flexibility, Embassy has registered up to $200 million of new debt securities pursuant to a shelf registration declared effective by the Securities and Exchange Commission. The terms and conditions of these debt securities, which will be unconditionally guaranteed by Promus, will be determined by market conditions at the time of issuance.

     Interest Rate Agreements. Promus has entered into interest rate swap agreements, as summarized in the following table, in order to benefit from the favorable interest rates available in the current financial markets.

                             Effective    Next Semi-
                    Swap      Rate at     Annual Rate
                    Rate      Dec. 31,    Adjustment    Swap Agreement
Associated Debt   (LIBOR+)      1993         Date       Expiration Date
- -----------------------------------------------------------------------
10 7/8% Notes
  $200 million     4.731%      8.143%      April 15    October 15, 1997
8 3/4% Notes
  $50 million      3.42%       6.929%        May 15        May 15, 1998
  $50 million      3.22%       6.764%    January 18       July 15, 1998

     As a result of these swaps, approximately 56% of Promus' outstanding debt was at variable rates as of December 31, 1993. In accordance with the terms of the interest rate swap agreements, the effective interest rate on $50 million of the 8 3/4% Notes was adjusted on January 18, 1994, to 6.688%. This rate will remain in effect until July 15, 1994.

     Promus continues to maintain interest rate protection, in the form of a rate collar transaction entered into in June 1990, on $140 million of its variable rate bank debt. The interest rate protection expires in 1995 and currently holds Promus' interest rate in a range between 9.3% and 12.5%.

EQUITY TRANSACTIONS

     On October 29, 1993, Promus' Board of Directors approved a three-for-two stock split, in the form of a stock dividend, which was effected by a distribution on November 29, 1993, to stockholders of record on November 8, 1993. This split was in addition to a two-for-one stock split, also in the form of a stock dividend, distributed on March 29, 1993, to stockholders of record on March 8, 1993. All prior year numbers of common shares and earnings per share amounts referenced in this Annual Report have been restated to give retroactive effect to these stock splits. The number of common shares authorized and the per share par value of the stock were not affected by the splits. The stock splits reflect Promus' confidence in its continued growth and make the shares more accessible to a broader base of investors.

     During 1992, Promus acquired a 20% ownership interest in Sodak Gaming,
Inc. (Sodak). During 1993, Sodak completed an initial public offering of its common stock. As required by equity accounting rules, Promus increased the carrying value of its investment in Sodak by an amount equal to its pro-rata share of the proceeds of Sodak's offering, approximately $6.4 million. A corresponding increase was recorded in the combination of Promus' capital surplus and deferred income tax liability accounts. As a result of this offering, Promus' ownership interest in Sodak has fallen below 20% and, accordingly, the investment is no longer accounted for on the equity method.

RESULTS OF OPERATIONS

Total Promus                                                 Percentage
                                                        Increase (Decrease)
                                                        -------------------
(in millions, except                                      '93 vs   '92 vs
earnings per share)       1993       1992       1991       '92      '91
- ---------------------------------------------------------------------------
Revenues                $1,251.9   $1,113.1   $1,031.1    12.5%     7.9%
Operating income           304.2      231.4      203.0    31.5%    14.0%
Net income                  86.3       52.5       30.0    64.4%    75.0%
Earnings per share          0.84       0.52       0.33    61.5%    56.0%
Operating margin            24.3%      20.8%      19.7%    3.5pts   1.1pts

     Promus' casino entertainment and hotel segments both achieved record operating results during 1993 reflecting the unit growth attained in both segments. This unit growth together with the lower overall cost of debt were the primary contributors to a 64.4% increase in Net income. The combined growth achieved in 1993 by both of Promus' primary operating segments continues the trend noted in 1992. A summary of the performance of Promus' operating segments for the three fiscal years ended December 31, 1993, is presented on the inside front cover of Book Two of this Annual Report.

     The present mix of Promus' operating income among the casino entertainment divisions and the growth experienced by the hotel segment have strengthened
Promus' overall operating results and reflect the increasing diversification of Promus' operations. The following table summarizes operating income before property transactions for fiscal years 1993, 1992 and 1991 as a percent of the total for each of Promus' casino entertainment divisions and primary business segments:

                                                           Fiscal Year
                                                     ----------------------
                                                     1993     1992     1991
- ---------------------------------------------------------------------------
Casino Entertainment
  Southern Nevada                                    26 %     28 %     27 %
  Northern Nevada                                    25 %     28 %     28 %
  Atlantic City                                      23 %     28 %     32 %
  Riverboat                                           9 %      -        -
  Other                                              (5)%     (5)%     (4)%
                                                    ---      ---      ---
                                                     78 %     79 %     83 %
Hotel                                                21 %     21 %     17 %
Other                                                 1 %      -        -
                                                    ---      ---      ---
      Total Promus                                  100 %    100 %    100 %
                                                    ===      ===      ===

CASINO ENTERTAINMENT

     Promus' casino entertainment segment includes 12 casino properties located in Colorado, Illinois, Mississippi, New Jersey and Nevada. Eleven of the properties are operated under the brand name Harrah's. The casino entertainment segment contributed approximately 81% of Promus' 1993 consolidated revenues and 78% of operating income before property transactions.
The principal factors affecting casino entertainment segment results are:
gaming volume, which is the dollar amount of wagers placed by slot customers and chips purchased at tables by table customers; the win percentage, which is the proportion of wagers won by Promus; and Promus' ability to manage costs.

     The casino entertainment segment's revenues and operating income increased in 1993 primarily due to the addition of three riverboat properties during the year. The Riverboat Division contributed 8.9% and 11.9% of the segment's revenues and operating income, respectively. Excluding the Riverboat Division's results, revenues and operating income increased 3.7% and 10.6%, respectively, over the prior year. This increase in revenues reflects a 5.2% increase in total volume, offset by a 0.2 percentage point decline in overall hold percentage reflecting the continuing shift in play from table games to slots. This shift continues a trend noted in the prior year and is consistent with industry trends. The disproportionate increase in operating income before property transactions versus revenues is primarily due to continuing cost saving efforts and operating efficiencies achieved during the year. In addition, the increase in operating income was achieved in spite of increased development costs incurred related to the pursuit of new casino projects. Development costs charged to expense in 1993 totaled $10.2 million versus $6.0 million in 1992.

     For 1992, the revenue increase for the casino entertainment segment was primarily due to a 9.5% growth in gaming volume. The impact of the volume increase on revenue was partially offset by a 0.4 percentage point decrease in hold percentage reflecting the shift in play from table games to slots. The increase in operating income before property transactions outpaced the revenue growth due to cost saving efforts and operating efficiencies achieved during the year and due to a $3.3 million charge in 1991 to terminate the Holiday Inn franchise agreement at the Holiday Casino and Holiday Inn hotel in Las Vegas.
Excluding the termination fee, the increase in operating income before property transactions was 7.5%.

Southern Nevada Division                                     Percentage
                                                        Increase (Decrease)
                                                        -------------------
                                                          '93 vs   '92 vs
(in millions)             1993       1992       1991       '92      '91
- ---------------------------------------------------------------------------
Revenues                $  294.3   $  266.3   $  242.0     10.5%    10.0%
Operating income            79.4       65.8       55.6     20.7%    18.3%
Operating margin            27.0%      24.7%      23.0%     2.3pts   1.7pts
Gaming volume           $3,069.6   $2,895.2   $2,569.8      6.0%    12.7%

     During 1993, Promus' Southern Nevada Division experienced growth in both table games and slot volume. In Las Vegas, the property continued to benefit from the name change to Harrah's, completed in 1991, as reflected in a 13.4%
increase in table play. In addition, the third Laughlin hotel tower, completed during third quarter 1992, attracted greater volume to that property.

     During 1992, the Southern Nevada Division experienced growth in both table games and slot volume, as well as revenue growth in non-gaming areas, reflecting the impact of the name change to Harrah's in Las Vegas and additional hotel rooms in Laughlin. The Southern Nevada Division also benefitted from airfare wars among the major airlines during 1992. The increase in operating income over 1991 was due in part to the inclusion in the prior year's results of the Holiday Inn franchise termination fee for the Las
Vegas property. Excluding this fee from the comparison, the Southern Nevada
Division's operating income increased 11.7%.

Northern Nevada Division                                     Percentage
                                                        Increase (Decrease)
                                                        -------------------
                                                          '93 vs   '92 vs
(in millions)             1993       1992       1991       '92      '91
- ---------------------------------------------------------------------------
Revenues                $  315.6   $  310.5   $  304.5      1.6%     2.0%
Operating income            76.6       67.3       56.5     13.8%    19.1%
Operating margin            24.3%      21.7%      18.6%     2.6pts   3.1pts
Gaming volume           $3,756.0   $3,716.7   $3,502.1      1.1%     6.1%

     The Northern Nevada Division's continuing emphasis on cost savings and operating efficiencies enabled the division to again achieve disproportionate growth in operating income and margin versus revenue growth.

     In addition to the emphasis on cost savings and achieving operating efficiencies, slot volume increases also favorably impacted results throughout
1992. These improved results were achieved despite the impact of a week-long fire, which closed the main highway from California in early October 1992, as well as major snowstorms in December 1992, which restricted access to the markets.

Atlantic City                                                Percentage
                                                        Increase (Decrease)
                                                        -------------------
                                                          '93 vs   '92 vs
(in millions)             1993       1992       1991       '92      '91
- ---------------------------------------------------------------------------
Revenues                $  312.1   $  312.1   $  310.3        -      0.6%
Operating income            68.0       66.2       65.7      2.7%     0.8%
Operating margin            21.8%      21.2%      21.2%     0.6pts     -
Gaming volume           $2,991.6   $2,724.1   $2,457.9      9.8%    10.8%

     In 1993, Harrah's Atlantic City was successful in maintaining its revenues in the face of highly competitive market conditions. The property experienced net growth in gaming volume as play continued to shift from table games to slots. The lower hold percentage inherent to slot play offset the impact of the volume growth on revenues. The negative impact on revenues of inclement weather experienced early in the year was offset by the proceeds from a related business interruption insurance claim. Despite flat revenues, however, the Atlantic City property was able to improve its operating margins through effective cost management, especially related to promotional allowances.

     In 1992, the revenue impact of the net growth in gaming volume experienced by the property as play shifted from table games to slots was offset by the costs incurred to obtain the increased slot volume in a highly competitive market.

Riverboat Division

(in millions)             1993
- ----------------------------------
Revenues                $ 90.8
Operating income          28.0
Operating margin          30.8%
Gaming volume           $822.3

     The Riverboat Division includes the operations of the three riverboat properties opened during 1993, as well as the results of the Division's group staff function. Promus' first riverboat casino, the Harrah's Northern Star, began operations in Joliet, Illinois, in May 1993. Dockside casinos in Tunica and Vicksburg, Mississippi, began operations in November 1993. The higher operating margin achieved by this Division reflects the operational differences between a riverboat facility and a conventional land-based property, the economies of scale derived from the centralization of certain
Division support functions and limited competition currently faced by facilities opening in new, emerging markets.

HOTEL

     Promus' hotel segment is composed of three hotel brands targeted to specific market segments: Embassy Suites, Hampton Inn and Homewood Suites. The hotel segment contributed approximately 18% of Promus' 1993 consolidated revenues and 21% of its operating income before property transactions. The principal factors affecting hotel segment results are: continued growth in the number of hotels; the occupancies and room rates achieved by the hotel systems; the number and relative mix of owned, managed and franchised hotels;
and Promus' ability to manage costs.

     Total revenue increases in 1993 over the prior year are primarily due to franchise system growth in the Hampton Inn brand, which added 3,895 rooms to its system during 1993, and revenue per available room/suite (RevPAR/S) growth by all three brands. Compared to the prior year, RevPAR/S increased 6.5% at Hampton Inn, 5.1% at Embassy Suites and 9.6% at Homewood Suites. The number of rooms/suites at franchised properties and RevPAR/S significantly affects hotel segment results since franchise royalty fees are based upon rooms/suites revenues of the franchised hotels. Partially offsetting the revenue increase is the reduction in the number of company-owned Embassy Suites hotel properties.

     Operating income before property transactions continued to outpace the increase in revenues due to the lower direct costs associated with increases in franchise royalties. Partially offsetting the growth in operating income before property transactions during 1993 was a $3.6 million writedown of a receivable from an Embassy franchisee.

     During third quarter 1993, Promus consolidated management of its hotel brands under a single organizational structure. Similar to the 1991 management consolidation of the Hampton Inn and Homewood Suites brands, the consolidation of all three brands' management is expected to yield future overhead cost savings as expected operating efficiencies are realized.

     For 1992, revenues increased due to the inclusion of a full year's operations for the five all-suite hotels acquired by Embassy Suites in October
1991, and increased franchise and management fees reflecting growth in each brand's franchise system, especially Hampton Inn. Operating income before property transactions for 1992 outpaced the increase in revenues due to lower direct costs associated with the increase in franchise royalties. Partially offsetting the impact on operating income of these increased royalties was a $2.9 million nonrecurring charge recorded during first quarter 1992 related to the relocation of Embassy Suites hotel division's headquarters.

     Hotel segment property transactions for 1993 included the gain on the sale of an Embassy Suites property. 1992 included a $3.6 million writedown of a joint venture hotel that was sold during the year. This property transaction writedown was offset by an extraordinary gain resulting from the forgiveness of the joint venture's non-recourse debt.

OTHER FACTORS AFFECTING EARNINGS PER SHARE

                                                             Percentage
                                                        Increase (Decrease)
                                                        -------------------
                                                          '93 vs   '92 vs
(in millions)             1993       1992       1991       '92      '91
- ---------------------------------------------------------------------------
Corporate expense        $ 27.1    $ 28.5     $ 26.8      (4.9)%     6.3 %
Interest expense          106.6     118.3      134.0      (9.9)%   (11.7)%
Other expense (income)      0.7      (3.6)     (10.0)      N/M     (64.0)%
Effective tax rate         43.1%     41.8 %     42.5 %     1.3pts   (0.7)pts
Extraordinary loss
  (income), net             5.4      (1.1)         -       N/M         -

     Corporate expense declined from 1992 primarily due to lower legal fees.
In 1992, the increase in corporate expense was primarily due to increased incentive compensation-related, training and computer-services expenses, partially offset by lower legal fees.

     Interest expense decreased in 1993 from the prior year as a result of the previously discussed debt refinancing activities which lowered overall effective interest rates, increased capitalized interest associated with casino entertainment development projects and lower overall levels of debt.
Interest expense decreased during 1992 due to lower interest rates throughout the year and lower overall levels of debt.

     Other income for 1992 included the gain from the sale of Promus' remaining interest in an insurance company, partially offset by the recognition of a $2.0 million loss for Promus' guarantee to its Savings & Retirement Plan of that plan's investment in a guaranteed investment contract. In 1991, other income included a gain from the sale of stock in an insurance company.

     As a result of the early retirements of debt, Promus recorded a non-cash extraordinary loss of $5.4 million, net of tax, during 1993 to write off the remaining related unamortized deferred finance charges. During 1992, Promus incurred three extraordinary items, including a $2.7 million extraordinary gain, net of tax, on the forgiveness of debt. This gain represented Promus' equity share of an extraordinary gain recognized by one of Embassy Suites' joint ventures due to the forgiveness by the secured lender of the venture's non-recourse debt. A second extraordinary gain of $1.8 million, net of tax, represented a discount realized by Promus upon early extinguishment of a mortgage on a company-owned hotel property. Partially offsetting these extraordinary gains was a $3.4 million extraordinary loss, net of tax, on the early extinguishment of debt, including a premium paid to holders of notes tendered under a fixed spread tender offer and the write-off of related deferred finance charges.

TAX MATTERS

     The effective tax rate for all periods is higher than the federal statutory rate primarily due to state income taxes. The overall effective tax rate for 1993 increased over the prior year due to the impact of a one percent increase in the federal income tax rate as part of the Revenue Reconciliation
Act of 1993. In addition to the increased current year provision necessary to accrue for the tax rate increase, the 1993 provision also includes a $1.2 million charge to adjust the beginning of year deferred income tax balances as required by Statement of Financial Accounting Standards (SFAS) No. 109,
Accounting for Income Taxes. Promus adopted SFAS No. 109 during 1992 and applied the provisions of this statement retroactively to the Spin-off date
(February 7, 1990).

     In connection with the Spin-off, Promus is liable, with certain exceptions, for the taxes of Holiday and subsidiaries for all pre-merger tax periods. Negotiations with the Internal Revenue Service (IRS) to resolve disputed issues for the 1985 and 1986 tax years were concluded and a settlement reached during fourth quarter 1993. Final payment of the federal income taxes and related interest due under the settlement is expected to be made during second quarter 1994. The IRS has completed its examination of Holiday's federal income tax returns for 1987 through the Spin-off date and has issued its proposed adjustments to those returns. Federal income taxes and related interest assessed on agreed issues were paid subsequent to year-end.
The total liability of approximately $23.7 million for the federal income taxes and interest payments discussed above was included in current liabilities at December 31, 1993. A protest defending the taxpayer's position on all unagreed issues for the 1987 through Spin-off periods was filed with the IRS during third quarter 1993 and negotiations to resolve disputed issues are currently expected to begin during the second half of 1994. Final resolution of the disputed issues is not expected to have a materially adverse effect on Promus' consolidated financial position or its results of operations.

INTERCOMPANY DIVIDEND RESTRICTION

     Agreements governing the terms of its debt require Promus to abide by covenants which, among other things, limit Embassy's ability to pay dividends and make other restricted payments, as defined, to Promus. The amount of Embassy's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments, was approximately $539.9 million at December 31, 1993. Promus' principal asset is the stock of Embassy, a wholly-owned subsidiary. Embassy holds, directly and through subsidiaries, the principal assets of Promus' businesses. Given this ownership structure, these restrictions should not impair Promus' ability to conduct its business through its subsidiaries or to pursue its development plans.

EFFECTS OF CURRENT ECONOMIC AND POLITICAL CONDITIONS

     The casino entertainment industry is experiencing expansion in both existing markets and new jurisdictions. In the Las Vegas market, three competitors opened new casino "mega" facilities adding more than 10,000 rooms during fourth quarter 1993. In Laughlin, expansions by competitors completed in 1993 increased the number of rooms available in that market by 12%. In
Reno, competitors have announced new projects which, if constructed, will add significant additional casino space and hotel rooms to that market. In addition, the proliferation of casino gaming activity in many new jurisdictions is continuing due to the widespread growing acceptance of casino gaming as a form of entertainment and as an alternative tax revenue source for municipalities and states. Also furthering the proliferation of casino gaming has been the Indian Gaming Regulatory Act of 1988 which, as of February 24, 1994, resulted in the approval of 105 compacts for the development of casinos on Native American lands in 19 states. Promus is not able to determine the impact, whether favorable or unfavorable, that these developments will have on the markets in which it currently operates. However, management believes that the current balance of its operations among the existing casino entertainment divisions and the hotel segment as discussed above, combined with the further geographic diversification and the pursuit of the Harrah's national brand strategy presently underway in its casino entertainment segment, have well-positioned Promus to face the challenges presented by these developments and will reduce the potentially negative impact these new developments may have on Promus' overall operations.

EFFECTS OF INFLATION

     Inflation has had little effect on Promus' historical operations.
Generally, Promus has not experienced any significant negative impact on gaming volume or on the wagering propensity of its customers as a result of inflationary pressures. Furthermore, Promus has been successful in increasing the amount of wagers and playing time of its casino customers through effective marketing programs. Casino management has also, from time to time, adjusted its required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher denominations.
These strategies supplemented by effective cost management programs have offset the impact of inflation on Promus' casino entertainment operations.

     In its hotels and food and beverage operations, Promus has been able to increase rates and prices and thereby pass on the effects of inflationary cost increases. Competitive conditions, principally the result of an overbuilt market for hotels, may limit the industry's future ability to raise hotel room rates at the rate of inflation. However, the hotel market segments in which Promus operates are expected to show stronger than industry average growth rates in both supply and demand. Promus will continue to emphasize hotel segment cost containment and productivity improvement programs.

     Inflation tends to increase the underlying value of Promus' real estate and management and franchise contracts.

Consolidated Balance Sheets
(In thousands, except share amounts)

                                                           December 31,
                                                    ------------------------
                                                          1993          1992
                                                    ----------    ----------

Assets
Current assets
  Cash and cash equivalents                         $   61,962    $   43,756
  Receivables, including notes receivable
    of $2,197 and $9,831, less allowance for
    doubtful accounts of $10,864 and $11,598            47,448        53,283
  Deferred income taxes (Note 8)                        21,024        15,196
  Prepayments                                           18,063        11,697
  Supplies                                              12,996        11,296
  Other                                                  2,065         1,919
                                                    ----------    ----------
      Total current assets                             163,558       137,147
                                                    ----------    ----------
Land, buildings, riverboats and equipment
  Land                                                 245,846       243,678
  Buildings, riverboats and improvements             1,143,356     1,064,363
  Furniture, fixtures and equipment                    435,231       375,489
                                                    ----------    ----------
                                                     1,824,433     1,683,530
  Less: accumulated depreciation                      (486,231)     (435,039)
                                                    ----------    ----------
                                                     1,338,202     1,248,491
Investments in and advances to nonconsolidated
  affiliates (Note 13)                                  70,050        50,985
Deferred costs and other (Note 4)                      221,308       159,914
                                                    ----------    ----------
                                                    $1,793,118    $1,596,537
                                                    ==========    ==========
Liabilities and Stockholders' Equity
Current liabilities
  Accounts payable                                  $   60,530    $   50,669
  Construction payables                                 26,345             -
  Accrued expenses (Note 4)                            162,969       102,716
  Current portion of long-term debt (Note 6)             2,160         3,898
                                                    ----------    ----------
      Total current liabilities                        252,004       157,283
Long-term debt (Note 6)                                839,804       877,427
Deferred credits and other                              86,829        83,606
Deferred income taxes (Note 8)                          63,460        46,623
                                                    ----------    ----------
                                                     1,242,097     1,164,939
                                                    ----------    ----------
Minority interest                                       14,984         3,668
                                                    ----------    ----------

Commitments and contingencies (Notes 7, and 10 through 12)

Stockholders' equity (Notes 3, 12 and 13)
  Common stock, $1.50 par value, authorized-
    120,000,000 shares, outstanding-102,258,442
    and 101,882,082 shares (net of 25,251 and
    44,442 shares held in treasury)                    153,388       152,823
  Capital surplus                                      201,035       178,972
  Retained earnings                                    187,203       100,857
  Deferred compensation related to restricted stock     (5,589)       (4,722)
                                                    ----------    ----------
                                                       536,037       427,930
                                                    ----------    ----------
                                                    $1,793,118    $1,596,537
                                                    ==========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.




Consolidated Statements of Income
(In thousands, except per share amounts)


                                                                    Fiscal Year Ended
                                                        ---------------------------------------
                                                        December 31,   December 31,   January 3,
                                                               1993           1992         1992
                                                        -----------    -----------   ----------
Revenues
  Casino                                                 $  812,081     $  711,777   $  686,177
  Rooms                                                     223,129        218,284      176,858
  Food and beverage                                         147,616        141,795      135,583
  Franchise and management fees                              60,359         51,719       45,320
  Other                                                     109,390         81,642       71,924
  Less: casino promotional allowances                      (100,720)       (92,151)     (84,750)
                                                         ----------     ----------   ----------
      Total revenues                                      1,251,855      1,113,066    1,031,112
                                                         ----------     ----------   ----------
Operating expenses
  Departmental direct costs
    Casino                                                  369,335        334,702      338,529
    Rooms                                                    98,653        103,149       82,602
    Food and beverage                                        84,733         80,247       75,829
  Depreciation of buildings, riverboats and equipment        77,590         69,575       63,857
  Other                                                     318,669        287,937      266,128
                                                         ----------     ----------   ----------
      Total operating expenses                              948,980        875,610      826,945
                                                         ----------     ----------   ----------
                                                            302,875        237,456      204,167
Property transactions                                         1,345         (6,040)      (1,186)
                                                         ----------     ----------   ----------
Operating income                                            304,220        231,416      202,981
Corporate expense                                           (27,136)       (28,450)     (26,825)
Interest expense, net of interest capitalized
  (Notes 2 and 13)                                         (106,561)      (118,282)    (133,992)
Other (expense) income, including interest income              (714)         3,615       10,030
                                                         ----------     ----------   ----------
Income before income taxes and minority interest            169,809         88,299       52,194
Provision for income taxes (Note 8)                         (73,262)       (36,881)     (22,183)
Minority interest                                            (4,754)             -            -
                                                         ----------     ----------   ----------
Income before extraordinary items                            91,793         51,418       30,011
Extraordinary items, net of tax benefit
  (provision) of $3,415 and $(753) (Note 5)                  (5,447)         1,074            -
                                                         ----------     ----------   ----------
Net income                                               $   86,346     $   52,492   $   30,011
                                                         ==========     ==========   ==========
Earnings per share before extraordinary items            $     0.89     $     0.51   $     0.33
Extraordinary items, net                                      (0.05)          0.01            -
                                                         ----------     ----------   ----------
Earnings per share                                       $     0.84     $     0.52   $     0.33
                                                         ==========     ==========   ==========
Average common shares outstanding                           102,562        101,116       90,480
                                                         ==========     ==========   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
(Notes 3, 12 and 13)
(In thousands)

                                                                                                          Deferred
                                                       Common Stock                                   Compensation
                                                   ----------------------                               Related to
                                                        Shares                Capital     Retained      Restricted
                                                   Outstanding     Amount     Surplus     Earnings           Stock      Total
                                                   -----------   --------    --------     --------    ------------   --------
Balance - December 28, 1990                             79,959   $119,938    $ 77,660     $ 18,354        $(12,203)  $203,749
  Net income                                                                                30,011                     30,011
  Public offering of common stock, net of
    issue costs of $6,920                               21,000     31,500      94,580                                 126,080
  Net shares issued under incentive
    compensation plans, less income tax
    provision of $1,600                                    409        614         (61)                       5,102      5,655
                                                       -------   --------    --------     --------        --------   --------
Balance - January 3, 1992                              101,368    152,052     172,179       48,365          (7,101)   365,495
  Net income                                                                                52,492                     52,492
  Net shares issued under incentive
    compensation plans, including income
    tax benefit of $3,726                                  514        771       6,793                        2,379      9,943
                                                       -------   --------    --------     --------        --------   --------
Balance - December 31, 1992                            101,882    152,823     178,972      100,857          (4,722)   427,930
  Net income                                                                                86,346                     86,346
  Pro-rata share of proceeds from equity
    investee's initial public offering, less
    income tax provision of $2,662                                              3,752                                   3,752
  Net shares issued under incentive
    compensation plans, including income
    tax benefit of $10,467                                 376        565      18,311                         (867)    18,009
                                                       -------   --------    --------     --------        --------   --------
Balance - December 31, 1993                            102,258   $153,388    $201,035     $187,203        $ (5,589)  $536,037
                                                       =======   ========    ========     ========        ========   ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
(Note 9)
(In thousands)


                                                                        Fiscal Year Ended
                                                          -----------------------------------------
                                                          December 31,  December 31,      January 3,
                                                                 1993          1992            1992
                                                          -----------   -----------       ---------
Cash flows from operating activities
  Net income                                                $  86,346     $  52,492       $  30,011
  Adjustments to reconcile net income
    to cash flows from operating activities
      Extraordinary items                                       8,862        (1,827)              -
      Depreciation and amortization                            98,095        92,342          88,073
      Other noncash items                                      27,356        25,678          21,779
      Minority interest share of net income                     4,754             -               -
      Equity in earnings of and distributions from
        nonconsolidated affiliates                              2,782         6,452          13,431
      Net (gains) losses from property
        transactions                                           (1,481)          972          (5,405)
      Net change in long-term accounts                          2,239       (11,451)        (12,288)
      Net change in working capital accounts                   33,929         2,437           7,386
      Tax indemnification payments to Bass                     (8,459)      (13,238)        (32,186)
                                                            ---------     ---------       ---------
          Cash flows provided by operating activities         254,423       153,857         110,801
                                                            ---------     ---------       ---------
Cash flows from investing activities
  Land, buildings, riverboats and equipment additions        (235,766)     (117,771)       (118,266)
  Increase in construction payables                            26,345             -               -
  Proceeds from sales of equity investments                         -         3,733          12,026
  Proceeds from property transactions                          25,169         3,585           6,459
  Investments in and advances to nonconsolidated
    affiliates                                                (15,431)      (13,487)         (3,986)
  Other                                                       (27,954)       (8,334)        (13,371)
                                                            ---------     ---------       ---------
          Cash flows used in investing activities            (227,637)     (132,274)       (117,138)
                                                            ---------     ---------       ---------
Cash flows from financing activities
  Debt retirements                                           (358,762)     (189,219)        (82,406)
  Proceeds from issuance of senior subordinated
    notes, net of issue costs of $3,819 and $5,687            196,181       194,313               -
  Net borrowings under Revolving Credit Facility,
    net of issue costs of $11,547                             158,453             -               -
  Net repayments under retired revolving credit
    facility                                                   (9,000)      (16,000)        (43,000)
  Minority interest contributions, net of
    distributions                                               4,548         2,908               -
  Proceeds from issuance of common stock, net of issue
    costs of $6,920                                                 -             -         126,080
  Premiums paid on early extinguishment of debt                     -        (4,426)              -
                                                            ---------     ---------       ---------
          Cash flows (used in) provided by
            financing activities                               (8,580)      (12,424)            674
                                                            ---------     ---------       ---------
Net increase (decrease) in cash and cash
  equivalents                                                  18,206         9,159          (5,663)
Cash and cash equivalents, beginning of period                 43,756        34,597          40,260
                                                            ---------     ---------       ---------
Cash and cash equivalents, end of period                    $  61,962     $  43,756       $  34,597
                                                            =========     =========       =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

Note 1 - Basis of Presentation and Organization

     The Promus Companies Incorporated (Promus), a
Delaware corporation, is a hospitality company with two primary business segments: casino entertainment and hotels. Promus is one of the leading casino entertainment companies in the United States, owning and operating casino hotels and riverboats under the brand name Harrah's. Harrah's casino hotels are in all five major Nevada and New Jersey gaming markets: Reno, Lake Tahoe, Las Vegas and Laughlin, Nevada; and Atlantic City, New Jersey. Harrah's riverboat casinos are in Tunica and Vicksburg, Mississippi, and Joliet, Illinois. Harrah's also has an ownership interest in and manages two limited stakes casinos in Colorado. The casino entertainment segment contributed 78% and 79% of Promus' 1993 and 1992 consolidated operating income before property transactions, respectively.

     Promus' hotel segment is composed of three different hotel brands targeted to specific market segments: Embassy Suites, Hampton Inn and Homewood Suites. Through franchise licensing agreements, management contracts, joint ventures and direct ownership, the hotel segment contributed 21% of Promus' 1993 and 1992 consolidated operating income before property transactions.

     Promus' other operations segment is composed of its risk management division and an equity investment in a hotel finance company.

Note 2 - Summary of Significant Accounting Policies

     Principles of Consolidation. The consolidated financial statements include the accounts of Promus and its subsidiaries after elimination of all significant intercompany accounts and transactions. Investments in 50% or less owned companies and joint ventures over which Promus has the ability to exercise significant influence are accounted for using the equity method. Promus reflects its share of income before interest expense and extraordinary gain of these nonconsolidated affiliates in Revenues - other. Promus' proportionate share of interest expense and extraordinary gain on forgiveness of debt of such nonconsolidated affiliates is included in interest expense and extraordinary items, respectively, in the Consolidated Statements of Income. (See Note 13 for combined summarized financial information regarding these nonconsolidated affiliates.)

     Fiscal Year. As of the beginning of 1992, Promus changed from a fiscal year to a calendar year for financial reporting purposes. The impact of this change on Promus' financial statements was immaterial. For years prior to fiscal 1992, Promus' fiscal year ended on the Friday nearest to December 31. Fiscal year 1991 included 53 weeks.

     Cash Equivalents. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

     Supplies. Supplies inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

     Land, Buildings, Riverboats and Equipment. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $42.1 million and $41.4 million at December 31, 1993 and 1992, respectively. Improvements and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Interest expense is capitalized on internally constructed assets at Promus' overall weighted average borrowing rate of interest. Capitalized interest amounted to $3.1 million, $2.4 million and $3.1 million in 1993, 1992 and 1991, respectively.

     Depreciation of buildings, riverboats and equipment is calculated using the straight-line method over the estimated useful life of the assets or over the related lease term, as follows:

Buildings and improvements            4 to 40 years
Riverboats                            30 years
Furniture, fixtures and equipment     2 to 15 years

     Treasury Stock. Shares of Promus' common stock held in treasury are reflected in the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity as if they were retired.

     Revenue Recognition. Casino revenues consist of net gaming wins. Food and beverage and rooms revenues include the aggregate amounts generated by those departments at all company-owned hotels and casino hotels.

     Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, classified as casino expenses through interdepartmental allocations, were as follows:

                                  1993           1992          1991
                               -------        -------       -------
Food and beverage              $52,057        $51,235       $48,221
Rooms                           13,140         12,658        10,840
Other                            1,541          1,657         6,901
                               -------        -------       -------
                               $66,738        $65,550       $65,962
                               =======        =======       =======
     Amortization. The excess of costs over net assets of businesses acquired and other intangibles are amortized on a straight-line basis over periods up to 40 years. Deferred management and franchise contract costs are amortized on a straight-line basis over the term of the related contract, generally 10 to 20 years. Deferred finance charges are amortized using the interest method based on the terms of the related debt agreements. Pre-opening costs, representing primarily direct salaries and other operating costs incurred prior to the opening of new facilities, are deferred and amortized on a straight-line basis over the three year period after the opening of the related facility.

     Property Transactions. Property transactions include gains and losses from asset sales, including sales of joint venture equity interests, writedowns of assets to net realizable value and the on-going costs of Promus' asset management staff. The operations of properties sold are included in the financial statements through the date of sale.

     Income Taxes. In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method of accounting for income taxes prescribed by SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in existing tax rates is recognized as an increase or decrease to the tax provision in the period that includes the enactment date. Promus adopted SFAS No. 109 in 1992 and applied the provisions of the statement retroactively.

     Earnings Per Share. Earnings per share is computed by dividing Net income by the number of weighted average common shares outstanding during the year, including common stock equivalents and adjusted for stock splits (see Note 3).

     Reclassifications. Certain amounts for prior fiscal years have been reclassified to conform with the presentation for fiscal year 1993.


Note 3 - Stockholders' Equity

     On October 29, 1993, Promus' Board of Directors approved a three-for-two stock split (October Split), in the form of a stock dividend, effected by a distribution on November 29, 1993, of one additional share for each two shares owned by stockholders of record on November 8, 1993. The October Split followed a two-for-one stock split, also effected as a stock dividend, approved by Promus' Board of Directors on February 26, 1993, and distributed on March 29, 1993. The $1.50 par value per share of Promus' common stock was unchanged by these stock splits. The par value of the additional shares issued as a result of these stock splits was capitalized into common stock on the balance sheet by means of a transfer from capital surplus. All references in these financial statements to numbers of common shares and earnings per share have been restated to give retroactive effect to both stock splits.

     In addition to its common stock, Promus has the following classes of stock authorized but unissued:

Preferred stock, $100 par value, 150,000 shares authorized
Special stock, 5,000,000 shares authorized -
  Series B, $1.125 par value

     Under the terms of employee compensation programs previously approved by the stockholders, Promus has reserved shares of its common stock for issuance under the Restricted Stock and
Stock Option Plans. (See Note 12 for a description of the
plans.) The following table summarizes the total number of
shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 1993:
                                          Restricted             Stock
                                          Stock Plan       Option Plan
                                          ----------       -----------
Total shares authorized for issuance
  under the plan                           4,800,000         5,850,000
Shares issued under the plan               4,296,106         3,099,845
                                           ---------         ---------
Shares held in reserve for
  issuance under the plan as of
  December 31, 1993                          503,894         2,750,155
                                           =========         =========

     To protect its existing stockholders, Promus' Board of Directors has authorized that one-third of a special right be attached to each outstanding share of common stock. These rights entitle the holders to purchase, under certain conditions, units consisting of fractional shares of special stock-series B at a purchase price of $125 per unit, subject to adjustment. The rights also, under certain conditions, entitle the holders to purchase $250 worth of common stock for $125. These rights expire on October 5, 1996, unless
Promus decides to redeem them earlier at $0.05 per right or upon the occurrence of certain other events.

Note 4 - Detail of Certain Balance Sheet Accounts

     Deferred costs and other consisted of the following:

                                                     1993           1992
                                                 --------       --------

Excess of cost over net assets
  of businesses acquired                         $ 50,719       $ 52,558
Cash surrender value of life
  insurance (Note 12)                              44,734         43,064
Receivables due after one year,
  net of allowance for doubtful
  accounts of $644                                 33,777          4,918
Pre-opening costs                                  23,146          3,379
Deferred finance charges                           18,950         16,446
Deferred management and
  franchise contract costs                         10,173         16,526
Other                                              39,809         23,023
                                                 --------       --------
                                                 $221,308       $159,914
                                                 ========       ========
     Accrued expenses consisted of the following:
                                                     1993           1992
                                                 --------       --------

Payroll and other compensation                   $ 37,388       $ 29,003
Insurance claims and reserves                      35,920         29,989
Taxes, including income taxes                      34,757          9,146
Deposits and customer funds                        14,824          8,955
Accrued interest payable                           13,388          8,292
Other accruals                                     26,692         17,331
                                                 --------       --------
                                                 $162,969       $102,716
                                                 ========       ========

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

Note 5 - Extraordinary Items

     The components of the net extraordinary items for
fiscal 1993 and 1992 were as follows:
                                                     1993           1992
                                                  -------        -------
Losses on early extinguishments
  of debt                                         $(8,862)       $(5,558)
Gain on forgiveness of joint
  venture debt                                          -          4,353
Gain due to discounting of debt at
  extinguishment                                        -          3,032
                                                  -------        -------
                                                   (8,862)         1,827
Income tax benefit (provision)                      3,415           (753)
                                                  -------        -------
Extraordinary items,
  net of income taxes                             $(5,447)       $ 1,074
                                                  =======        =======

Note 6 - Long-Term Debt

     Long-term debt consisted of the following:
                                                     1993           1992
                                                 --------       --------
Secured Bank Facilities
  Revolving Credit Facility, 4.953%-
    6.5% at December 31, 1993,
      maturity 1998                              $170,000       $      -
    9% Notes, backed by letter
      of credit, maturity 1995                    199,790        199,624
    Term Loan Facility, 6.4%-10.3% at
      December 31, 1992                                 -        307,220
    8 5/8% Notes, backed by
      letter of credit                                  -         47,131
    Revolving Credit Facility, 7.5%
      at December 31, 1992                              -          9,000
  8 3/4% Senior Subordinated Notes-
    unsecured, maturity 2000                      200,000              -
  10 7/8% Senior Subordinated Notes-
    unsecured, maturity 2002                      200,000        200,000
  Notes payable and other-unsecured,
    8 3/8%-15%, maturities to 2001                 69,218         71,929
  Mortgages, 8%-8 3/4%,
    maturities to 2005                                309         45,525
  Capital lease obligations, 8.1%-
    15.2%, maturities to 1998                       2,647            896
                                                 --------       --------
                                                  841,964        881,325
  Current portion of long-term debt                (2,160)        (3,898)
                                                 --------       --------
                                                 $839,804       $877,427
                                                 ========       ========

     As of December 31, 1993, annual principal requirements for the four years subsequent to 1994 were: 1995, $2 million;
1996, $2 million; 1997, $2 million; and 1998, $411 million.
Promus intends to fund scheduled debt retirements of $39.1 million due in 1994 and $200.0 million due in 1995 using funds to be drawn under the long-term revolving credit facility. Therefore, these notes are considered to be retired in 1998 for purposes of this disclosure.

     New Bank Facility. In July 1993, Promus entered into a new secured bank facility, which is a $650 million reducing revolving and letter of credit facility (New Facility). Reductions of the borrowing capacity available under the New Facility are as follows: $50 million, July 1996; $75 million, January 1997; $75 million, July 1997; and $450 million, July 1998. Of the $650 million available under the New Facility, there is a sub-limit of $255 million for letters of credit. The New Facility provides for borrowings at either the Eurodollar rate plus 1 1/2% or the prime rate plus 1/2%. The annual fees on letters of credit and commitment fees on the unutilized portion under the New Facility are 1 3/4% and 1/2%, respectively.

     The New Facility is secured by the assets of Promus' Nevada and New Jersey casino properties, the stock of Embassy
Suites, Inc. (Embassy) and certain other subsidiaries and certain other casino entertainment segment trademarks. The
New Facility agreement contains financial covenants requiring Promus to maintain a specific tangible net worth and to meet other financial ratios. Its covenants limit
Promus' ability to pay dividends and to repurchase its outstanding shares.

     As of December 31, 1993, Promus' borrowings under the New Facility were $170 million and an additional $222.6 million was committed to back certain letters of credit, including a $204.7 million letter of credit backing the 9% Notes.
After consideration of these borrowings, $257.4 million of the New Facility was available to Promus at December 31, 1993.

     Senior Subordinated Notes. During first quarter 1993, Embassy, a wholly-owned subsidiary of Promus, completed a private placement offering of $200 million principal amount of 8 3/4% Senior Subordinated Notes due 2000 (8 3/4% Notes). The 8 3/4% Notes are unsecured and contain covenants which, among other things, place limitations on Embassy's ability to pay dividends and make restricted payments, as defined, to Promus (see Note 14), and limit Embassy's ability to incur additional debt. During third quarter 1993, Embassy completed an offering which exchanged all of the 8 3/4% Notes for new notes with the same terms, except the new notes are registered under the Securities Act of 1933.

     During 1992, Embassy completed a public offering of $200 million principal amount of 10 7/8% Senior Subordinated Notes due 2002 (10 7/8% Notes). The 10 7/8% Notes, which are unsecured, were issued with essentially the same financial covenants as and are pari passu in right of payment to the 8 3/4% Notes.

     Promus has unconditionally guaranteed Embassy's obligations under both the 8 3/4% Notes and the 10 7/8% Notes.

     Interest Rate Agreements. During May 1993, Promus entered into two $50 million interest rate swap agreements to convert $100 million of the 8 3/4% Notes to floating interest rates equal to LIBOR plus 3.42% on $50 million and LIBOR plus 3.22% on $50 million. The LIBOR components are adjusted semi-annually on May 15 and November 15 for $50 million and on July 15 and January 15 for the remaining $50 million. The interest rate swap agreements expire on May 15, 1998, and July 15, 1998, respectively. The interest rates in effect until May
15 and July 15, 1994, are 6.929% and 6.688%, respectively.

     During October 1992, Promus entered into interest rate swap agreements to effectively convert all $200 million of the 10 7/8% Notes to a floating interest rate of LIBOR plus
4.731% through October 1997, when the agreements expire. The effective interest rate is adjusted semi-annually on April
15 and October 15 of each year. The interest rate in effect until April 15, 1994, is 8.143%.

     Promus maintains interest rate protection, in the form of a rate collar transaction entered into in June 1990, on $140 million of its variable rate bank debt. The interest rate protection expires in 1995 and currently holds Promus' interest rate in a range between 9.3% and 12.5%.

     Other. Embassy has an effective shelf registration with the Securities and Exchange Commission for up to $200 million of new debt securities. The terms and conditions of these debt securities, which will be unconditionally guaranteed by Promus, will be determined by market conditions at the time of issuance.

     Based on the borrowing rates currently available for debt with similar terms and maturities and quoted market prices of its publicly traded debt, the fair value of Promus' long-term debt, including the rate collar and the interest rate swap agreements, was approximately $882 million and $926 million at December 31, 1993 and 1992, respectively.

Note 7 - Leases

     Promus leases both real estate and equipment used in its operations through operating and capital leases.
Leases which transfer substantially all benefit and risk incidental to the ownership of property are capitalized. In addition to minimum rentals, many leases provide for contingent rents based on percentages of revenue. Real estate operating leases range from five to 10 years with various automatic extensions totaling up to 30 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately five years. The costs of leased assets are amortized over periods not in excess of the lease terms.

     Rental expense associated with operating leases included in the Consolidated Statements of Income was as follows:
                                                1993        1992      1991
                                             -------     -------   -------
Noncancelable
  Minimum                                    $14,183     $15,252   $12,004
  Contingent                                     723         557       459
  Sublease                                        (4)        (26)      (26)
Other                                          6,997       3,713     3,273
                                             -------     -------   -------
                                             $21,899     $19,496   $15,710
                                             =======     =======   =======

     The future minimum rental commitments as of December 31, 1993, were as follows:
                                                                      Non-
                                                                cancelable
                                                    Capital      Operating
                                                     Leases         Leases
                                                    -------     ----------

1994                                                 $  993       $ 17,506
1995                                                    869         15,827
1996                                                    838         11,715
1997                                                    406          8,684
1998                                                     12          7,594
Thereafter                                                -        130,410
                                                     ------       --------
Total minimum lease payments                          3,118       $191,736
                                                                  ========
Amounts representing executory costs                    (13)
                                                     ------
Net minimum lease payments                            3,105
Amounts representing interest                          (458)
                                                     ------
Total obligations under capital leases                2,647
Obligations under capital leases due
  within one year                                      (772)
                                                     ------
Long-term obligations under capital leases           $1,875
						     ======

     Minimum rental commitments exclude contingent rentals, which may be paid under certain leases based on a percentage of revenues in excess of specified amounts.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

Note 8 - Income Taxes

     Federal and state income tax expense is allocated among continuing operations, extraordinary items and items charged or credited directly to stockholders' equity. Promus' provision (benefit) for income taxes attributable to identified income statement and balance sheet line items was as follows:

                                              1993       1992        1991
                                          --------   --------    --------
Income before income taxes and
  minority interest                       $ 73,262   $ 36,881    $ 22,183
Extraordinary items                         (3,415)       753           -
Stockholders' equity
  Compensation expense for
    tax purposes (in excess of)
    less than amounts
    recognized for financial
    reporting purposes                     (10,467)    (3,726)      1,600
  Pro-rata share of proceeds
    from equity investee's
    initial public offering                  2,662          -           -
                                          --------   --------    --------
                                          $ 62,042   $ 33,908    $ 23,783
                                          ========   ========    ========

     Income tax expense attributable to Income before income taxes and minority interest consisted of the following:

                                              1993       1992        1991
                                          --------   --------    --------

Current
  Federal                                 $ 56,643   $ 21,145    $  5,235
  State                                      5,610      5,587       5,664
Deferred                                    11,009     10,149      11,284
                                          --------   --------    --------
                                          $ 73,262   $ 36,881    $ 22,183
                                          ========   ========    ========

     The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interest were as follows:

                                              1993       1992        1991
                                              ----       ----        ----

Statutory tax rate                            35.0%      34.0%       34.0%
Increases (decreases) in tax
  resulting from:
    State taxes, net of federal
      tax benefit                              2.7        5.2         7.2
    Minority interest in
      partnership earnings                    (1.0)         -           -
    Adjustment of valuation of
      deferred tax assets and
      liabilities due to change
      in tax rate                              0.7          -           -
    Targeted jobs tax credit                  (0.5)      (0.8)       (1.6)
    Goodwill amortization                      0.4        0.7         1.2
    Other                                      5.8        2.7         1.7
                                              ----       ----        ----
                                              43.1%      41.8%       42.5%
                                              ====       ====        ====

     The components of Promus' net deferred tax liability included in the Consolidated Balance Sheets were as follows:

                                              1993       1992
                                          --------   --------
Deferred tax assets
  Compensation                            $ 21,080   $ 21,960
  Self-insurance reserves                    9,456      9,227
  Deferred income                            5,676      5,810
  Bad debt reserve                           4,122      4,956
  Tax credits                                  927     10,115
  Other                                      3,284      1,382
                                          --------   --------
                                            44,545     53,450
                                          --------   --------
Deferred tax liabilities
  Property                                 (68,170)   (64,048)
  Investments                              (12,715)   (17,640)
  Deferred system fund                      (3,327)    (1,899)
  Basis difference in other assets          (2,761)    (1,065)
  Other                                         (8)      (225)
                                          --------   --------
                                           (86,981)   (84,877)
                                          --------   --------
     Net deferred tax liability           $(42,436)  $(31,427)
                                          ========   ========

Note 9 - Supplemental Cash Flow Information

     The increase (decrease) in cash and cash equivalents
due to the changes in long-term and working capital
accounts was as follows:
                                              1993       1992        1991
                                           -------   --------    --------
Long-term accounts
  Land, buildings, riverboats
    and equipment                          $   115   $     13    $   (249)
  Deferred costs and
    other assets                            (3,443)    (6,859)     (7,280)
  Deferred credits and other
    long-term liabilities                    5,567     (4,605)     (4,759)
                                           -------   --------    --------
      Net change in long-term
        accounts                           $ 2,239   $(11,451)   $(12,288)
                                           =======   ========    ========
Working capital accounts
  Receivables                              $(3,716)  $ (8,433)   $  2,552
  Supplies                                  (1,762)      (151)        324
  Prepayments                               (6,115)    (3,983)     (2,111)
  Other current assets                        (146)       576         366
  Accounts payable                           9,862     (2,522)     (5,264)
  Accrued expenses                          35,806     16,950      11,519
                                           -------   --------    --------
      Net change in working
        capital accounts                   $33,929   $  2,437    $  7,386
                                           =======   ========    ========

     Supplemental Disclosure of Noncash Investing and Financing Activities. During 1993, Promus transferred its ownership interest in five hotel properties to a third party in exchange for cash, the assumption by the third party of the related existing mortgage debt totalling $42.2 million and the issuance of $10 million in notes receivable maturing in three to five years. In an unrelated 1993 transaction, Promus sold a hotel property to a third party for cash and assumption by the third party of the related existing $3.3 million mortgage debt.

     During April 1992, Promus invested an additional $10 million in its hotel finance subsidiary. The funds for this investment were provided by a certificate of deposit, which had been previously recorded as a long-term investment.

     During October 1991, Promus acquired five all-suite hotels for cash and the assumption of $40.9 million of existing mortgage debt. During July 1991, Promus acquired the remaining ownership interest in a hotel joint venture by assuming $16.7 million of existing mortgage debt.

     These noncash transactions have been excluded from the Consolidated Statements of Cash Flows.

     Supplemental Disclosure of Cash Paid for Interest and
Taxes. The following table reconciles Promus' Interest
expense, net of interest capitalized, per the Consolidated
Statements of Income, to cash paid for interest:
                                                1993         1992         1991
                                            --------     --------     --------
Interest expense, net of amount
  capitalized (Note 2)                      $106,561     $118,282     $133,992
Adjustments to reconcile to
  cash paid for interest:
    Promus' share of
      interest expense of
      nonconsolidated affiliates(Note 13)    (12,707)     (14,395)     (19,122)
    Net change in accruals                   (10,711)      (5,411)      (1,822)
    Amortization of deferred
      finance charges                         (4,107)      (5,863)      (6,704)
    Net amortization of
      discounts and premiums                  (1,041)      (1,661)        (649)
                                            --------     --------     --------
Cash paid for interest, net
  of amount capitalized                     $ 77,995     $ 90,952     $105,695
                                            ========     ========     ========
     Cash payments, net of refunds, for income taxes amounted to $49,771, $28,038 and $39,774 for 1993, 1992 and 1991,
respectively (see Note 8).

Note 10 - Commitments and Contingencies

     Contractual Commitments. Promus is pursuing many casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Promus of third party debt and development completion guarantees. As of December 31, 1993, Promus has guaranteed third party loans of $65 million, which are secured by certain assets, and has contractual agreements to construct riverboat casino facilities of $55 million, excluding amounts previously recorded.

     Promus manages certain hotels for others under agreements that provide for payments/loans to the hotel owners if stipulated levels of financial performance are not maintained. In addition, Promus is liable under certain lease agreements where it has assigned the direct obligation to third party interests. Promus believes the likelihood is remote that material payments will be required under these agreements. Promus' estimated maximum exposure under such agreements is currently less than $41.3 million over the next 30 years.

     Guarantee of Insurance Contract. Promus' defined contribution savings plan (see Note 12) includes a $12.9 million guaranteed investment contract with an insurance company. Promus has agreed to provide non-interest-bearing loans to the plan to fund, on an interim basis, withdrawals from this contract by retired or terminated employees.
Promus' maximum exposure on this guarantee as of December
31, 1993, is $8.0 million.

     Self-Insurance. Promus is self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves includes the accrual of estimated settlements for known and anticipated claims.

     Severance Agreements. Promus has severance agreements with 12 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined, of Promus. These agreements provide, among other things, for a compensation payment equal to 2.99 times the average annual compensation paid to the executive for the five preceding calendar years, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Promus' incentive plans. The estimated amount, computed as of December 31, 1993, that would have been payable under the agreements to these executives based on earnings and stock options aggregated approximately $44.5 million.

     Tax Sharing Agreement. In connection with the February 7,
1990 spin-off (the Spin-off) of the stock of Promus to stockholders of Holiday Corporation (Holiday), Promus is liable, with certain exceptions, for taxes of Holiday and its subsidiaries for all pre-merger tax periods. Bass
PLC (Bass) is obligated under the terms of

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)


the Tax Sharing Agreement to pay Promus the amount of any tax benefits realized from pre-merger tax periods of Holiday and its subsidiaries (see Note 11). All federal income taxes and interest assessed by the Internal Revenue Service (IRS) for the 1978 through 1984 tax years were paid during 1992. The federal income taxes and interest thereon associated with the agreed issues from the IRS audit of the 1985 and 1986 tax years were paid in 1991. Negotiations with the IRS to resolve disputed issues for the 1985 and 1986 tax years were concluded and settlement reached during fourth quarter 1993. Final payment of the federal income taxes and related interest due under the settlement is expected to be made during second quarter 1994. The IRS has completed its examination of Holiday's federal income tax returns for 1987 through the Spin-off date and has issued its proposed adjustments to those returns. Federal income taxes and related interest assessed on agreed issues were paid subsequent to year-end. The total liability of approximately $23.7 million for the federal income tax and interest payments discussed above was included in current liabilities at December 31, 1993. A protest of all unagreed issues for the 1987 through Spin-off periods was filed with the IRS during the third quarter of 1993 and negotiations to resolve disputed issues are currently expected to begin during the second quarter of 1994. Final resolution of the disputed issues is not expected to have a materially adverse effect on Promus' consolidated financial position or its results of operations.

Note 11 - Litigation

     In February 1992, Bass and certain affiliates filed suit against Promus generally alleging breaches of representations and warranties under the Merger Agreement with respect to the 1990 Spin-off of Promus and acquisition of the Holiday Inn hotel business by Bass, violation of federal securities laws due to such alleged breaches, and breaches of the Tax Sharing Agreement between Bass and Promus entered into at the closing of the Merger Agreement. The complaint seeks an unspecified amount of damages, unspecified punitive or exemplary damages, and declaratory relief. Promus believes that it has complied with all applicable laws and agreements with Bass in connection with the Merger and is defending its position vigorously. Promus has filed (a) an answer denying, and asserting affirmative defenses to, the substantive allegations of the complaint and (b) counterclaims alleging that Bass has breached the Tax Sharing Agreement, the Merger Agreement and agreements ancillary to the Merger Agreement. The counterclaims request unspecified compensatory damages, injunctive and declaratory relief and Promus' costs, including reasonable attorneys fees and expenses. Discovery has begun, but no trial date has been set.

     In addition to the matter described above, Promus is also involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business.
While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these matters will not have a materially adverse effect upon Promus' consolidated financial position or its results of operations.

Note 12 - Employee Benefit Plans

     Savings and Retirement Plan. Promus maintains a defined contribution savings and retirement plan, which, among other things, allows pre-tax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which Promus will match fully. Amounts contributed to the plan are invested, at the participant's option, in a Promus company stock fund, a diversified stock fund, an income fund and a treasury fund. Participants become vested in Promus' matching contribution over seven years of credited service. Promus' contribution expense for this plan was $8.4 million, $7.4 million and $7.1 million in 1993, 1992 and 1991, respectively.

     Employee Stock Ownership Plan. Promus has an employee stock ownership plan, which is a noncontributory stock bonus plan covering employees of Promus and its affiliates. Promus' contributions to the plan are discretionary and are made only if approved by the Human Resources Committee of Promus' Board of Directors. Contributions of $0.7 million, $0.8 million and $0.3 million were approved for the plan years 1993, 1992 and 1991, respectively.

     Restricted Stock and Stock Option Plans. As a component of Promus' retention and long-term compensation packages, key employees may be granted shares of common stock under the Promus Restricted Stock Plan (RSP) and/or options to purchase shares of Promus common stock under the Promus Stock Option Plan (SOP). Shares granted under the RSP are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The shares generally vest over staggered periods ranging from two to four years. No awards of RSP shares may be made under the current plan after November 1999. The deferred compensation related to the RSP shares is generally amortized to expense over the vesting period and this expense totaled $4.8 million, $4.3 million and $6.5 million in 1993, 1992 and 1991, respectively.

     Promus SOP allows an option holder to purchase Promus
common stock over specified periods of time, generally 10
years, at a fixed price equal to the market value at the
date of grant. No options may be granted under the SOP after
November 1999. A summary of stock option transactions during
1993 follows:
                                                              Number of
                                                            Common Shares
                                          Option Price  -----------------------
                                                 Range      Options   Available
                                            (Per Share) Outstanding   for Grant
                                         -------------  -----------   ---------
Balance - January 1, 1993                $ 1.19-$15.67    2,222,745     631,968
1993 grants                               18.75- 47.75      326,470    (326,470)
Exercised                                  1.19- 15.67     (216,821)         -
Canceled                                   3.94- 37.33     (194,657)    194,657
Additional shares authorized
  by stockholders                                                 -   2,250,000
                                                          ---------   ---------
Balance - December 31, 1993                1.19- 47.75    2,137,737   2,750,155
                                                          =========   =========
Exercisable at
  December 31, 1993                        1.19- 15.67      382,608
                                                          =========

     Deferred Compensation Plans. Promus maintains deferred compensation plans under which certain employees and its directors may defer a portion of their compensation.
Amounts deposited into these plans are unsecured liabilities of Promus and earn interest at rates approved by the Human Resources Committee of the Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 1993 and 1992 was $33.9 million and $29.2 million, respectively. In connection with the administration of one of these plans, Promus has purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

     Multi-Employer Pension Plans. Approximately 2,500 of
Promus' employees are covered by union sponsored, collectively bargained multi-employer pension plans. Promus contributed and charged to expense $2.0 million, $1.8 million and $1.8 million in 1993, 1992 and 1991, respectively, for such plans. Information from the plans' administrators is not sufficient to permit Promus to determine its share, if any, of unfunded vested benefits.


Note 13 - Nonconsolidated Affiliates

     Combined summarized balance sheet information and income statements of nonconsolidated affiliates which Promus accounted for using the equity method as of December
31, 1993 and 1992, and for the three fiscal years ended
December 31, 1993, were as follows:


                                            1993         1992           1991
                                      ----------    ---------      ---------

Combined Summarized
  Balance Sheet Information
    Current assets                    $   76,097    $  92,308
    Land, buildings and
      equipment, net                     830,620      814,394
    Other assets                         115,031      127,187
                                      ----------    ---------
      Total assets                     1,021,748    1,033,889
                                      ----------    ---------

    Current liabilities                  144,070      177,912
    Long-term debt                       747,671      700,261
    Other liabilities                    112,723       46,247
                                      ----------    ---------
      Total liabilities                1,004,464      924,420
                                      ----------    ---------
        Net assets                    $   17,284    $ 109,469
                                      ==========    =========

Combined Summarized
  Income Statements
    Revenues                          $  999,626    $ 942,380      $ 852,558
                                      ==========    =========      =========
    Operating income                  $   46,383    $  53,195      $  48,546
                                      ==========    =========      =========
    Net loss                          $  (74,868)   $  (9,422)     $ (34,357)
                                      ==========    =========      =========

     Promus' share of nonconsolidated affiliates' combined net losses are reflected in the accompanying Consolidated Statements of Income as follows:

                                            1993       1992        1991
                                        --------   --------    --------
Pre-interest operating income
  (included in Revenues-other)          $ 15,592   $ 10,086    $ 10,702
                                        ========   ========    ========
Interest expense (included
  in Interest expense)                  $(12,707)  $(14,395)   $(19,122)
                                        ========   ========    ========
Extraordinary gain on
  forgiveness of debt (included
  in Extraordinary items, net)          $      -   $  2,699    $      -
                                        ========   ========    ========
Promus' investments in and
  advances to nonconsolidated
  affiliates
     At equity                          $ 35,893   $ 38,872
     At cost                              34,157     12,113
                                        --------   --------
                                        $ 70,050   $ 50,985
                                        ========   ========

     The values of certain Promus joint venture investments have been reduced below zero due to Promus' intention to fund its share of operating losses in the future, if needed. The total amount of these negative investments included in Deferred credits and other liabilities on the Consolidated Balance Sheets was $5.1 million and $4.2 million at December
31, 1993 and 1992, respectively.

     During the second quarter of 1993, Sodak Gaming, Inc. (Sodak), an equity investment of Promus, completed an initial public offering of its common stock. As required by equity accounting rules, Promus increased the carrying value of its investment in Sodak by an amount equal to its pro-rata share of the proceeds of Sodak's offering, approximately $6.4 million. A corresponding increase was recorded in the combination of Promus' capital surplus and deferred income tax liability accounts. As a result of this offering, Promus' ownership interest in Sodak has fallen below 20% and, accordingly, the investment is no longer accounted for on the equity method.

Note 14 - Summarized Financial Information

     Embassy is a wholly owned subsidiary and the principal asset of Promus. Summarized financial information of Embassy as of December 31, 1993 and 1992 and for each of the three fiscal years ended December 31, 1993, prepared on the same basis as Promus, was as follows:

                                            1993        1992        1991
                                      ----------  ----------  ----------

Current assets                        $  165,753  $  132,540
Land, buildings, riverboats
  and equipment, net                   1,338,202   1,248,491
Other assets                             290,454     209,723
                                      ----------  ----------
                                       1,794,409   1,590,754
                                      ----------  ----------
Current liabilities                      240,438     142,479
Long-term debt                           839,804     877,427
Other liabilities                        150,646     129,046
Minority interest                         14,984       3,668
                                      ----------  ----------
                                       1,245,872   1,152,620
                                      ----------  ----------

     Net assets                       $  548,537  $  438,134
                                      ==========  ==========
Revenues                              $1,249,986  $1,109,331  $1,031,112
                                      ==========  ==========  ==========
Operating income                      $  302,119  $  230,491  $  202,981
                                      ==========  ==========  ==========
Income before income taxes
  and minority interest               $  168,027  $   87,833  $   52,596
                                      ==========  ==========  ==========
Net income                            $   85,167  $   52,184  $   30,276
                                      ==========  ==========  ==========

     The Indentures governing the terms of Promus' debt contain certain covenants which, among other things, place limitations on Embassy's ability to pay dividends and make other restricted payments, as defined, to Promus. Pursuant to the terms of the most restrictive covenant regarding restricted payments, approximately $539.9 million of Embassy's net assets were not available for payment of dividends to Promus as of December 31, 1993.

Note 15 - Operating Segment Information

     Promus is a hospitality company with interests
principally in casino entertainment and hotels. The casino
entertainment segment consists of operating results of owned casinos and casino hotels. The hotel segment consists of
operating results of owned hotels and hotel management and
licensing activities. The other segment consists of Promus'
risk management division and its investment in a hotel
finance company.
                                           1993         1992         1991
                                     ----------   ----------   ----------
Revenues
  Casino entertainment               $1,015,229   $  891,104   $  858,943
  Hotel                                 230,298      218,214      166,991
  Other                                   6,328        3,748        5,178
                                     ----------   ----------   ----------
                                     $1,251,855   $1,113,066   $1,031,112
                                     ==========   ==========   ==========
Operating income
  Casino entertainment               $  234,967   $  186,883   $  170,963
  Hotel                                  66,541       43,362       32,896
  Other                                   2,712        1,171         (878)
                                     ----------   ----------   ----------
                                     $  304,220   $  231,416   $  202,981
                                     ==========   ==========   ==========
Identifiable assets
  Casino entertainment               $1,234,377   $1,002,986   $  943,318
  Hotel                                 429,796      490,535      492,571
  Corporate and other                   128,945      103,016      101,197
                                     ----------   ----------   ----------
                                     $1,793,118   $1,596,537   $1,537,086
                                     ==========   ==========   ==========
Capital expenditures
  Casino entertainment               $  221,094   $   96,093   $   45,966
  Hotel                                  22,866       32,081       73,484
  Corporate and other                     7,237        3,085        2,802
                                     ----------   ----------   ----------
                                     $  251,197   $  131,259   $  122,252
                                     ==========   ==========   ==========
Depreciation of buildings,
  riverboats and equipment
     Casino entertainment            $   54,390  $    49,039   $   48,650
     Hotel                               23,171       20,508       15,188
     Corporate and other                  3,154        2,158        1,480
                                     ----------  -----------   ----------
                                     $   80,715  $    71,705   $   65,318
                                     ==========  ===========   ==========

MANAGEMENT'S REPORT ON FINANCIAL
STATEMENTS


     Promus is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, Promus is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

     Promus maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

     The Board of Directors pursues its responsibility for Promus' financial statements through its Audit Committee, which is composed solely of directors who are not Promus officers or employees. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Promus' internal auditors report directly to the Audit Committee pursuant to gaming regulations. The independent public accountants have direct access to the Audit Committee, with and without the presence of management representatives.


/s/ Michael D. Rose               /s/ Michael N. Regan

Michael D. Rose                   Michael N. Regan
Chairman of the Board and         Vice President, Controller and
Chief Executive Officer           Chief Accounting Officer


REPORT OF INDEPENDENT PUBLIC
ACCOUNTANTS

To the Stockholders and Board of Directors of The Promus Companies Incorporated:

     We have audited the accompanying consolidated balance sheets of The Promus Companies Incorporated (a Delaware corporation) and subsidiaries (Promus) as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Promus' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Promus as of December 31, 1993 and 1992 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen & Co.

Memphis, Tennessee,
February 8, 1994.

Quarterly Results of Operations
(Unaudited)
(In thousands, except per share amounts)

                                      First Quarter       Second Quarter       Third Quarter       Fourth Quarter        Fiscal Year
                                     --------------       --------------      --------------       --------------     --------------
1993
  Revenues                                 $269,207             $316,247            $346,710             $319,691         $1,251,855
  Operating income                           54,857               75,244             100,671               73,448            304,220
  Income before income taxes and
    minority interests                       20,559               39,811              70,207               39,232            169,809
  Net income                                 10,956               22,499              32,935               19,956             86,346
  Earnings per share before
    extraordinary items (1)(2)                 0.12                 0.22                0.36                 0.19               0.89
  Earnings per share (1)(2)                    0.11                 0.22                0.32                 0.19               0.84
1992
  Revenues                                 $257,661             $281,159            $315,781             $258,465         $1,113,066
  Operating income                           46,087               59,409              82,626               43,294            231,416
  Income before income taxes and
    extraordinary items                       9,528               25,491              47,466                5,814             88,299
  Net income                                  5,479               13,910              27,976                5,127             52,492
  Earnings per share before
    extraordinary items (1)(2)                 0.05                 0.15                0.28                 0.03               0.51
  Earnings per share (1)(2)                    0.05                 0.14                0.28                 0.05               0.52


(1) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common and common equivalent shares outstanding.

(2) Retroactively adjusted for stock splits (see Note 3).



Selected Financial Data
(In millions, except per share amounts)

                                               1993                 1992                1991                 1990            1989(1)
                                          ---------            ---------           ---------            ---------          ---------
 Revenues                                  $1,251.9             $1,113.1            $1,031.1             $1,004.2             $944.8
 Operating income                             304.2                231.4               203.0                193.5              208.5
 Income before property
   transactions, interest
   expense, income taxes, minority
   interest and extraordinary items           276.0                212.6               187.4                156.3              159.8
 Income before income taxes and
   minority interest                          169.8                 88.3                52.2                 44.1              154.6
 Income before extraordinary items             91.8                 51.4                30.0                 23.4                  -
 Net income                                    86.3                 52.5                30.0                 23.4                  -
 Earnings per share(2)
   Before extraordinary items                  0.89                 0.51                0.33                 0.30                  -
   Net income                                  0.84                 0.52                0.33                 0.30                  -
 Cash dividend per share (2)                      -                    -                   -                10.00                  -
 Total assets                               1,793.1              1,596.5             1,537.1              1,432.8            1,328.7
 Long-term debt                               839.8                877.4               835.2                903.5               24.7


(1) For years before 1990, the financial statements of Holiday Corporation were disaggregated to present the combined assets, liabilities, revenues and certain expenses of those entities which now comprise Promus as if it had been a separate entity for all years presented. Accordingly, the financial information presented above for fiscal year 1989 is not intended to be a complete presentation of Promus' financial position or results of operations for that year.

(2) Retroactively adjusted for stock splits (see Note 3).

            INVESTOR INFORMATION

                 Stock Listings

            The Promus Companies Incorporated common stock trades on the New York Stock Exchange under the ticker symbol PRI. The stock is also listed on the Midwest, Philadelphia and Pacific regional stock exchanges. Daily trading activity in the stock and the stock price may be found in the financial section of major newspapers under "Promus."


            STOCK INFORMATION

                 Quarterly Stock Information
            New York Stock Exchange - Common Stock


                                            Stock Price Per Share*
                                        ----------------------------

            1993                         High                    Low
            --------------------------------------------------------
            1st  Quarter ...............  25                17 15/32
            2nd  Quarter ...............  32                22 29/32
            3rd  Quarter ...............  53 31/32          31 11/32
            4th  Quarter ...............  55                39


            1992                         High                    Low
            --------------------------------------------------------
            1st  Quarter ...............  10 21/32           7 11/32
            2nd  Quarter ...............  10 11/32           8 13/32
            3rd  Quarter ...............  12 21/32           9
            4th  Quarter ...............  19                11 29/32

            * Retroactively adjusted for stock splits.

            The Promus Companies Incorporated

            1023 Cherry Road
            Memphis, Tennesse 38117

                  APPENDIX TO MANAGEMENT'S DISCUSSION
                  AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS ("MD&A")


  Page 2 of the MD&A contains a graph entitled "Cash Flows from Operations" showing the following information:

      1991  -  $111 million cash flow
      1992  -  $154 million cash flow
      1993  -  $254 million cash flow

  Page 2 of the MD&A contains a graph entitled "Capital Spending by Segment" showing the following information:

      1991 - $ 46 million capital spending for Casino Entertainment
             $ 73 million capital spending for Hotel
      1992 - $ 96 million capital spending for Casino Entertainment
             $ 32 million capital spending for Hotel
      1993 - $221 million capital spending for Casino Entertainment
             $ 23 million capital spending for Hotel

  Page 2 of the MD&A contains a graph entitled "Return on Equity" showing the following information:

      1991  -  10.4% return on equity
      1992  -  13.0% return on equity
      1993  -  19.3% return on equity

  Page 5 of the MD&A contains a graph entitled "Hotels Added by Year" showing the following information:

       Year        Franchised Hotels      Company Owned Hotels
       ----        -----------------      --------------------
       1991               58                        9
       1992               38                        0
       1993               52                        0

  Page 5 of the MD&A contains a graph entitled "Five Year Debt Maturities" showing the following (in millions of dollars):

            Approx.     Approx.     Approx.    Approx.     Approx.
             Due in      Due in     Due in      Due in     Due in
      Year   1 Year     2 Years     3 Years    4 Years     5 Years
      ----  -------     -------     -------    -------     -------

      1991     $52        $174        $168       $227        $147

      1992       4         152         258        142         102

      1993       2           2           2          2         411

  Page 5 of the MD&A contains a graph entitled "Cash Interest Paid" showing the following information:

            1991  -  $106 million
            1992  -  $ 91 million
            1993  -  $ 78 million

  Page 7 of the MD&A contains a graph entitled "Harrah's Casino
  Space by State" showing the following information:

       1991 -  Nevada         269,100  square feet
               New Jersey      61,400  square feet
       1992 -  Nevada         271,900  square feet
               New Jersey      61,200  square feet
       1993 -  Nevada         272,500  square feet
               Mississippi     52,100  square feet
               Colorado        27,800  square feet
               New Jersey      64,000  square feet
               Illinois        20,000  square feet

  Page 7 of the MD&A contains a graph entitled "Promus Hotels
  System Revenues" showing the following information:

       1991 -  Embassy Suites      $568.3  million
               Hampton Inn         $417.4  million
               Homewood Suites     $ 34.7  million
       1992 -  Embassy Suites      $638.0  million
               Hampton Inn         $556.2  million
               Homewood Suites     $ 48.7  million
       1993 -  Embassy Suites      $690.3  million
               Hampton Inn         $568.6  million
               Homewood Suites     $ 55.8  million

  Page 7 of the MD&A contains a graph entitled "Earnings Before
  Interest, Taxes, Depreciation and Amortization" showing the following information:

            1991  -   $261 million
            1992  -   $283 million
            1993  -   $355 million