Form 10-K, Exhibit 13
period 1995-12-31
HARRAHS ENTERTAINMENT INC
filed 1996-03-06
CIK 858339

EXHIBIT 13




                                 Harrah's Entertainment, Inc.
                             Financial and Statistical Highlights
                    (in millions, except stock data and statistical data)
                                     (See Notes 1 and 2)
                                                                                       Compound
                                                                                         Growth
                                        1995(a)    1994(b)    1993      1992      1991     Rate
                                    --------   --------   --------  --------  -------- --------
Operating Data
  Continuing operations
    Revenues.....................  $ 1,550.1  $ 1,339.4  $ 1,020.6  $  894.4 $   863.4     15.8%
    Operating income.............      229.9      269.2      210.0     161.0     142.2     12.8%
    Income before income taxes
      and minority interest......      151.6      139.3      139.0      85.1      59.1     26.6%
    Income from continuing
      operations.................       78.8       50.0       74.9      49.6      34.5     22.9%
  Net income (c).................       78.8       78.4       86.3      52.5      30.0     27.3%
  Earnings before interest,
    taxes, depreciation and
    amortization (EBITDA)(d).....      356.3      297.8      274.1     221.8     213.0     13.7%

Common Stock Data
  Earnings (loss) per share
    Continuing operations........  $    0.76  $    0.49  $    0.73  $   0.49  $   0.39     18.2%
    Discontinued hotel operations       0.21       0.35       0.16      0.02     (0.06)     N/M
    Net income (c)...............       0.76       0.76       0.84      0.52      0.33     23.2%
  Market price of common stock
    at December 31 (c)...........      24.25      30.88      45.75     18.33      7.33     34.9%
  Common shares outstanding at
    year-end (in thousands)......    102,674    102,403    102,258   101,882   101,368      0.3%

Financial Position
  Total assets (c)...............  $ 1,636.7  $ 1,738.0  $ 1,528.0  $1,297.3  $1,226.0      7.5%
  Total assets of continuing
    operations...................    1,636.7    1,595.0    1,347.5   1,085.1   1,034.3     12.2%
  Current portion of long-term
    debt.........................        2.0        1.0        1.0       2.2      40.7      N/M
  Long-term debt.................      753.7      727.5      665.2     660.7     614.5      5.2%
  Stockholders' equity (c).......      585.5      623.4      536.0     427.9     365.5     12.5%
Cash Flows
  Provided by (used in)
    Operating activities.........  $   213.7  $   227.3  $   198.2  $  108.8  $   81.9     27.1%
    Investing activities.........     (209.2)    (331.4)    (225.8)    (99.3)    (40.5)    50.8%
    Financing activities.........       47.7       69.8       (7.0)     (2.2)    (47.6)     N/M
  Capital expenditures...........      231.8      301.8      234.5     101.9      46.8     49.2%

Financial Percentages and Ratios
  Return on revenues-continuing..        5.1%       3.7%       7.3%      5.5%      4.0%
  Return on average invested
    capital......................        9.8%       7.9%      11.2%     10.6%     10.4%
  Return on average equity (e)...       12.7%      14.2%      19.3%     13.0%     10.4%
  Ratio of earnings to fixed
    charges......................        1.3        2.0        2.6       2.0       1.6
  Current ratio..................        0.9        0.6        0.7       0.9       0.5
  Ratio of book equity to total
    debt (f).....................        0.8        0.7        0.6       0.5       0.4
  Ratio market equity to total
    debt (f).....................        3.3        3.4        5.6       2.1       0.8
  Ratio of EBITDA to interest
    paid.........................        4.8        3.9        3.8       3.0       2.4
  Ratio of debt to EBITDA........        2.1        2.4        2.4       3.0       3.1

Selected Statistical Data as
  of Year end
  Casino square footage..........    547,200    521,400    436,400   333,100   330,500
  Number of slot machines........     15,335     14,808     12,504     9,100     9,090
  Number of table games..........        801        789        641       465       512
  Number of hotel rooms..........      5,736      5,367      5,348     5,242     4,542
  Gaming volume (in millions)(g).  $20,649.0  $14,726.0  $10,810.1  $9,336.0  $8,529.8
  Overall win percentage (g).....        7.3%       7.8%       7.6%      7.6%      8.0%

(a)  1995 includes $93.3 million in pre-tax charges for project write-downs (see
     Note 8).
(b) 1994 includes a $53.4 million provision for settlement of litigation and related costs (see Note 13).
(c) 1995 amounts reflect the impact of the June 30, 1995 dividend of PHC common stock to the Company's stockholders.
(d) EBITDA, consisting of Income from continuing operations plus interest, taxes, depreciation, amortization and net losses of/distributions from nonconsolidated affiliates, is a supplemental financial measurement used by management, as well as by industry analysts, to evaluate Harrah's operations. However, EBITDA should not be construed as an alternative to Operating income (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. EBITDA, excluding project write-downs, preopening costs and the provision for settlement of litigation and related costs in both 1994 and 1995, rose 22.8% to $450.1 million in 1995.
(e) Ratio computed based on Income before extraordinary items and cumulative effect of change in accounting policy.
(f) For purposes of computing these ratios, total debt includes debt allocated to discontinued hotel operations for periods prior to the PHC Spin-off.
(g) Gaming volume and overall win percentage calculations include both owned and managed properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Harrah's Entertainment, Inc. (referred to herein, together with its subsidiaries where the context requires, as "Harrah's" or the "Company"), is one of the world's premier names in casino entertainment, currently operating casino entertainment facilities in 14 markets. On June 30, 1995, the Company, formerly known as The Promus Companies Incorporated (Promus), completed a spin-off that split Promus into two independent public corporations, one for conducting its casino entertainment business and one for conducting its hotel business. Promus was renamed Harrah's Entertainment, Inc. and retained ownership of the casino entertainment business. Promus' hotel operations were transferred to a new entity, Promus Hotel Corporation (PHC), the stock of which was distributed to Promus' stockholders on a one-for-two basis (the PHC Spin-off). As a result of the PHC Spin-off, Harrah's financial statements reflect the hotel business as discontinued operations.


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERALL
-------
                                                               Percentage
(in millions, except                                      Increase/(Decrease)
                                                          -------------------
earnings per share)        1995        1994      1993     95 vs 94   94 vs 93
                           --------------------------------------------------

Revenues...............  $ 1,550.1  $ 1,339.4  $ 1,020.6     15.7%      31.2%
Operating income.......      229.9      269.2      210.0    (14.6)%     28.2%
Income from
  continuing
  operations...........       78.8       50.0       74.9     57.6%     (33.2)%
Earnings from
   discontinued
   hotel operations....       21.2       36.3       16.9    (41.6)%    114.8%
Net income.............       78.8       78.4       86.3      0.5%      (9.2)%
Earnings per share
   Continuing
    operations.........        0.76       0.49       0.73    55.1%     (32.9)%
   Discontinued
    operations.........        0.21       0.35       0.16   (40.0)%    118.8%
   Net income..........        0.76       0.76       0.84    --         (9.5)%
Operating margin.......       14.8%      20.1%      20.6%    (5.3)pts   (0.5)pts

     In 1995 Harrah's achieved record revenues, as several casino properties completed their first full year of operations and existing properties saw continued growth. A major component of this revenue growth resulted from slot revenue growth over 1994. Total slot revenue grew 36% in 1995 over 1994; year-over-year slot revenue at properties open both years grew 6%. This growth in slot revenue can be attributed to customer preference and focused marketing efforts made possible by player tracking technology. This popularity has resulted in slot revenue now accounting for over 71% of Harrah's total casino revenue. Because slot revenues typically have fewer direct costs, property operating margins have improved. Harrah' s overall operating margin, exclusive of project write-downs, increased 0.8 points to 20.9% in 1995 as compared to 1994.

     The following table summarizes operating profit before project write-downs, preopening costs and corporate expense for 1995, 1994, and 1993 in millions of dollars and as a percent of the total for each of Harrah's divisions:

                     Contribution for Year Ended December 31,
                     ---------------------------------------------
                     In Millions of Dollars        Percent of Total
                    -----------------------   -----------------------
                    1995    1994     1993     1995     1994     1993
                    ----    ----     ----     ----     ----     ----
Riverboat.......... $172    $127     $ 28      49%      40%      12%
Atlantic City......   86      74       68      24       24       28
Southern Nevada....   73      75       79      21       24       33
Northern Nevada....   66      76       77      18       24       33
New Orleans........  (28)     (9)      -       (8)      (3)       -
Development costs..  (17)    (22)     (10)     (5)      (7)      (4)
Other..............    2      (8)      (5)      1       (2)      (2)
                    ----    ----     ----     ----     ----     ----
   Total Harrah's   $354    $313     $237     100%     100%     100%
                    ====    ====     ====     ====     ====     ====


RIVERBOAT DIVISION
------------------
                                                             Percentage
                                                         Increase/(Decrease)
                                                         -------------------
(in millions)           1995        1994       1993       95 vs 94  94 vs 93
                      ------------------------------------------------------
Casino revenues.....  $ 557.2     $ 388.8    $  82.3      43.3%     372.4%
Total revenues .....    593.5       415.0       90.8      43.0%     357.0%
Operating profit....    172.2       126.8       28.0      35.8%     352.9%
Operating margin....     29.0%       30.6%      30.8%     (1.6)pts   (0.2)pts

     1993 represented Harrah's first year with riverboat casino operations, as Harrah's Joliet opened in May 1993, followed by Harrah's Vicksburg and Harrah's Tunica in November 1993. 1994 included the operating results of Harrah's second Joliet riverboat, added in January 1994, and operating results for Harrah's Shreveport and Harrah's North Kansas City from April 1994 and September 1994, their respective opening dates. 1995 included a full year of operations for all six riverboat facilities.

[GRAPH]

GAMING REVENUE BY TYPE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     1995 casino revenues increased 43.3% over 1994, resulting from the full year's operations for all six operating casinos within the Division. Operating income increased in 1995 over 1994, due to the increased revenues. The Division's 1995 operating margin declined to 29.0% from 1994's margin of 30.6%, due to decreased operating margins at the Company's Mississippi casinos, particularly Tunica, where competition increased. Harrah's Mississippi casinos operated initially in markets of limited competition and, as a result, achieved unusually high operating margins. Though management believes Harrah's Mississippi properties have now stabilized at appropriate performance levels, operating margins at the Mississippi properties are not expected to return to the levels achieved during their startup periods.

     Generally, the overall operating margin for the Riverboat Division is higher than margins for other divisions due to some of the operational differences between a riverboat facility and a conventional land-based property and lesser levels of competition in some of the riverboat markets.

ATLANTIC CITY
-------------
                                                  Percentage
                                                Increase/(Decrease)
                                                -------------------
(in millions)          1995     1994     1993   95 vs 94   94 vs 93
                      ---------------------------------------------
Casino revenues ....  $314.7   $287.8   $281.2     9.3%      2.3%
Total revenues  ....   341.5    316.6    312.1     7.9%      1.4%
Operating profit ...    85.6     74.5     68.0    14.9%      9.6%
Operating margin ...    25.1%    23.5%    21.8%    1.6pts    1.7pts


     Harrah's Atlantic City's 1995 casino revenues increased primarily due to a 12% growth in slot revenues over 1994. This increase in casino revenues, along with modest increases in nongaming revenues, led to record 1995 revenues which, combined with improved nongaming margins and lower incremental expenses, resulted in near record operating income for the year and higher operating margins.

     Atlantic City's revenue increase in 1994 over 1993 was also a result of slot volume growth, resulting from highly focused marketing efforts, as well as to a casino renovation substantially completed during the year. Cost management initiatives kept 1994 operating expenses consistent with those of 1993, resulting in improved 1994 operating margins.

SOUTHERN NEVADA DIVISION
------------------------
                                                      Percentage
                                                 Increase/(Decrease)
                                                 -------------------
(in millions)          1995     1994     1993    95 vs 94   94 vs 93
                      ----------------------------------------------
Casino revenues ....  $198.3   $198.5   $200.5     (0.1)%     (1.0)%
Total revenues  ....   297.2    293.8    294.3      1.2%      (0.2)%
Operating profit ...    72.8     74.9     79.4     (2.8)%     (5.7)%
Operating margin ...    24.5%    25.5%    27.0%    (1.0)pts   (1.5)pts

     Total revenues for the Division grew 1.2% in 1995 over prior year levels, with casino revenues remaining consistent and nongaming revenues, particularly lodging in Las Vegas, growing 8% over 1994. Operating income and margins declined in 1995 at both properties versus the prior year as revenues shifted to nongaming sources, which have lower margins, and due to continued intense competition, which increased marketing costs.

     As a result of capacity increases in both the Las Vegas and Laughlin markets, 1994 casino revenue for the Division decreased from 1993 levels. The decreased casino revenue was offset by higher Las Vegas nongaming revenue, particularly lodging. Operating income and margins decreased from 1993 due to higher promotional costs and the lower margins inherent in nongaming revenue.

NORTHERN NEVADA DIVISION
------------------------
                                                       Percentage
                                                  Increase/(Decrease)
                                                  -------------------
(in millions)          1995     1994     1993     95 vs 94   94 vs 93
                      -----------------------------------------------
Casino revenues....   $243.6   $243.0   $248.1      0.2%      (2.1)%
Total revenues ....    315.6    310.3    315.6      1.7%      (1.7)%
Operating profit...     66.4     75.7     76.6    (12.3)%     (1.2)%
Operating margin...     21.0%    24.4%    24.3%    (3.4)pts    0.1pt

     1995 casino revenue for the Division remained consistent with that of 1994, despite severe weather conditions during first quarter 1995 and increased competition during the last half of the year. The increase in 1995 revenues over 1994 was primarily due to nongaming sources. 1995 operating income and margins decreased from 1994 due to increasing costs and competitive adjustments at Harrah's Reno in response to the July 1995 market entry of a major new competitor and to the lower margins inherent in nongaming revenues.

     1994 casino revenues and operating income declined slightly from 1993 due primarily to the trial by traditional Northern Nevada customers of the new "mega" properties in the Las Vegas market, which opened in the fall of 1993, and severe weather experienced during fourth quarter 1994. Despite lower gaming volume in 1994, the Division achieved a slight improvement in its operating margin over 1993 by continuing its emphasis on cost savings and operating efficiencies.

[GRAPH]
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS


HARRAH'S NEW ORLEANS
--------------------
Operating income includes losses of $27.7 million and $8.5 million in 1995 and 1994, respectively, representing Harrah's share of pre-interest losses incurred by Harrah's Jazz Company, the partnership which holds the right to develop the sole land-based casino in Orleans Parish, Louisiana. During fourth quarter 1995, Harrah's also recorded a one-time pre-tax charge of $75.5 million, representing Harrah's write-off of its remaining investment in Harrah's Jazz, Harrah's advances to Harrah's Jazz in its role as manager of the temporary New Orleans casino and other related costs (see Other Factors Affecting Income Per Share).

OTHER
-----
1995 operating results include management fee income from Harrah's Phoenix Ak-Chin, the Company's first managed Indian property, which opened in late December 1994. Operations at Harrah's Skagit Valley, the Company's second managed Indian facility, began on December 17, 1995, and 1995 fees from this property were not significant.

     Development costs decreased in 1995 from 1994 levels, as a decrease in the number of jurisdictions currently considering gaming has limited the number of development opportunities. 1994 development costs were significantly higher than 1993 costs due to several costly ballot initiatives which accompanied the November 1994 elections. Other support costs remained level in 1994 as the number of operating properties stabilized. These costs had increased in 1994 over 1993 due to growth within the Company and the support needed by additional riverboat properties.

OTHER FACTORS AFFECTING INCOME PER SHARE
----------------------------------------

                                                         Percentage
(income)/expense                                    (Increase/(Decrease)
                                                    --------------------
(in millions)             1995       1994     1993    95 vs 94  94 vs 93
                        ------------------------------------------------
Project write-downs ... $ 93.3   $  -        $  -        N/M        N/M
Preopening costs ......    0.5      15.3        -      (96.7)%      N/M
Corporate expense .....   30.3      28.9       26.7      4.8%       8.2%
Interest expense, net..   73.9      76.4       73.1     (3.3)%      4.5%
Interest expense, net,
  from nonconsolidated
  affiliates ..........   20.5       2.0        -        N/M        N/M
Provision for settlement
  of litigation and
  related costs .......    -        53.4        0.4      N/M        N/M
Other income ..........  (16.1)     (1.9)      (2.5)     N/M      (24.0)%
Effective tax rate.....   40.0%     54.1%      42.7%   (14.1)pts   11.4pts
Minority interests .... $ 12.1   $  13.9     $  4.8    (12.9)%    189.6%
Discontinued operations
  Hotel earnings, net
    of tax ............  (21.2)    (36.3)     (16.9)   (41.6)%    114.8%
  Spin-off transaction
    costs, net of tax..   21.2       -          -        N/M        N/M
Cumulative effect of
  change in accounting
  policy, net of tax...    -         7.9        -        N/M        N/M
Extraordinary loss,
  net of tax ..........    -         -          5.4      N/M        N/M

     Project write-downs in 1995 relate to Harrah's write-offs of investments in and advances to nonconsolidated affiliates, including Harrah's investment in Harrah's Jazz Company, and the write-down of impaired and abandoned assets.

     Preopening costs for 1995 represent those costs charged to expense upon the opening of a Hampton Inn hotel in Reno during October 1995. 1994 amounts represented those costs charged to expense upon the opening of Harrah's Shreveport and Harrah's North Kansas City, as well as the write-off of costs related to Harrah's Maryland Heights project (see Capital Spending and Development section).

     Corporate expense increased slightly in 1995 over 1994, due to higher information technology costs; 1994 costs exceeded 1993 levels due to higher legal fees. Interest expense fluctuations for the three year period were primarily attributable to the overall interest rate environment, as rates on Harrah's variable rate debt rose slightly during 1994 and declined in 1995. Interest expense from nonconsolidated affiliates primarily reflects Harrah's share of interest expense from the Harrah's Jazz partnership.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The provision for settlement of litigation and related costs includes the fourth quarter 1994 charge of $49.2 million to record the settlement of certain litigation associated with the 1990 Spin-off of Promus and the acquisition of the Holiday Inn business by Bass PLC, along with related legal fees and other expenses of $4.3 million and $0.4 million in 1994 and 1993, respectively.

     Other income in 1995 increased primarily as a result of an $11.7 million gain on the sale of a portion of Harrah's investment in the corporation which owns a casino entertainment facility in Auckland, New Zealand, along with a gain on the 1995 sale of certain nonoperating property.

     The effective tax rates for all years are higher than the federal statutory rate due to state income taxes. Additionally, the 1994 tax rate is higher due to the inclusion in Harrah's 1994 operating results of the provision for settlement of litigation, which is not deductible for federal income tax purposes. Minority interests reflect joint venture partners' shares of income at joint venture riverboat casinos. Minority interests fell slightly in 1995 from 1994, due to the impact of increased competition in Tunica and Harrah's purchase of an additional ownership percentage in its Shreveport joint venture. Minority interests increased in 1994 over 1993 as additional joint venture casinos opened.

     As a result of the PHC Spin-off, the operating results of the Company's hotel business prior to July 1, 1995 have been segregated and reported as discontinued operations in the accompanying consolidated financial statements. 1995 operating results include the earnings of discontinued operations through June 30, 1995. 1995 also includes a one-time charge of $21.2 million, or $0.21 per share, net of tax, representing costs to complete the PHC Spin-off transaction.

     Operating results for 1994 reflect a net cumulative charge against earnings of $7.9 million, or $0.08 per share, associated with Harrah's change in its accounting policy related to preopening costs (see Note 10 to the accompanying consolidated financial statements). The extraordinary loss recorded in 1993 represents write-offs of unamortized deferred finance charges due to early retirements of debt.

HARRAH'S JAZZ COMPANY
--------------------------------------------------------------------------------
A Harrah's subsidiary owns an approximate 47% interest in a partnership named Harrah's Jazz Company (Harrah's Jazz). On November 22, 1995, Harrah's Jazz and its wholly-owned subsidiary, Harrah's Jazz Finance Corp., filed for reorganization under Chapter 11 of the Bankruptcy Code. Prior to the filing, Harrah's Jazz was operating a temporary casino in the New Orleans, Louisiana Municipal Auditorium (the Temporary Casino) and constructing a new permanent casino facility on the site of the former Rivergate Convention Center in downtown New Orleans (the Permanent Casino). Harrah's Jazz ceased operation of the Temporary Casino and construction of the Permanent Casino on November 22, 1995 prior to the bankruptcy filings.

     On November 19, 1995, representatives of the Harrah's Jazz bank syndicate informed Harrah's Jazz that the bank syndicate would not disburse funds to Harrah's Jazz under the terms of Harrah's Jazz's $175 million bank credit facility (the Jazz Credit Facility). Faced with an absence of funding, on November 21, 1995, Harrah's Jazz decided to cease Temporary Casino operations and construction on the Permanent Casino, as well as to file for bankruptcy protection. The Jazz Credit Facility was accelerated and terminated by the bank lenders on November 21, 1995. Thereafter, on November 22, 1995, the bankruptcy filings were made.

     In connection with the closing in November 1994 of the 14.25% First Mortgage Notes due 2001 of Harrah's Jazz (the Public Debt) and the Jazz Credit Facility, the Company delivered completion guaranties to the trustee under the Public Debt (under which the City of New Orleans (the City) was an express third-party beneficiary), the bank lenders under the Jazz Credit Facility and the Louisiana Economic Development and Gaming Corporation (the state agency regulating Harrah's Jazz (LEDGC)). Each completion guaranty was subject to certain conditions, exceptions and qualifications. The Company believes that the failure of Harrah's Jazz to obtain the funds under the Jazz Credit Facility and the acceleration of the loan by the bank syndicate terminated the Company's obligations under the completion guaranties.

     The Company made total capital contributions to the project of approximately $90 million and has outstanding advances to the project of approximately $25 million. In addition, in December 1995, the Company acquired from a commercial bank a $16 million loan to a Harrah's Jazz partner in satisfaction of the Company's obligations under a preexisting agreement with the bank. The Company has written off these investments and other related costs in the project.

     The Company currently owns approximately 47% of the general partnership interests of Harrah's Jazz. Harrah's Jazz is not consolidated into the Company's financial statements for accounting purposes.

     Harrah's Jazz has until March 21, 1996, which date may be extended by the Bankruptcy Court, the exclusive right under the bankruptcy laws to submit a plan of reorganization. Discussions concerning the reorganization plan have occurred among certain interested parties, but a number of issues remain to be resolved and there can be no assurance that such discussions will lead to an agreement among all necessary parties.

     The Company has offered to invest an additional $75 million in the project and deliver a new completion guaranty if a reorganization plan approved by the Company is consummated. The Company has also offered to invest, prior to plan consummation, up to $10 million in the form of debtor-in-possession financing (such financing would be repaid or converted into equity (and count toward the $75 million investment referred to above) upon consummation of a reorganization plan approved by the Company) if the Company and other interested parties reach an agreement in principle as to the key elements of the plan. There can be no assurance that any agreements will be reached or a reorganization plan con-summated. Additionally, ongoing litigation costs related to the Harrah's Jazz bankruptcy, which could be significant, will have a corresponding impact on Harrah's future earnings and cash flows.

     On March 4, 1996, Harrah's Jazz entered into a preliminary agreement with the City which provides for, among other things, an immediate $4.3 million cash payment by Harrah's Jazz to the City, of which $2.5 million is being funded by the Company as debtor-in-possession financing and the balance is being funded from Harrah's Jazz's assets. Although the $2.5 million loan is an administrative priority claim in the bankruptcy, there can be no assurance that the loan will be repaid. In exchange for these agreements by Harrah's Jazz, the City agreed to waive any requirements to reopen the Temporary Casino and negotiate in good faith numerous specified issues relating to the lease of the Permanent Casino site.

CAPITAL SPENDING AND DEVELOPMENT
--------------------------------------------------------------------------------
Harrah's continues to pursue development opportunities within the casino entertainment industry. These opportunities include traditional land-based casinos, riverboat casinos, Indian gaming projects and international casino projects.

EXISTING LAND-BASED PROPERTIES
------------------------------
During August 1995, Harrah's announced plans for major expansions at its Las Vegas and Atlantic City casino properties. Each project includes the addition of a hotel tower and casino space, as follows:

                                                                   Projected
                   Estimated   Incurred Additional               Opening Dates
                     Project     as of      Casino Additional ------------------
                       Cost     Dec. 31     Square    Hotel    Casino      Hotel
Location           (millions) (millions)      Feet    Rooms   Expansion Addition
--------------     ---------- ----------    ------    -----   --------- --------
Las Vegas            $150.0      $0.9       17,000     688    Sept 96     Oct 97
Atlantic City          80.7       4.8       13,500     416    July 96    July 97

[GRAPH]
GAMING VOLUME BY STATE

     On October 1, 1995, the Company opened a 408-room, 26-story Hampton Inn hotel on the site of Harrah's Reno. The hotel, which was completed on schedule and on budget, is company-owned and is being operated under a license agreement with Promus Hotels, Inc.

RIVERBOAT CASINO DEVELOPMENT
----------------------------
In March 1995, Harrah's announced plans to form a joint venture with Players International, Inc., to jointly develop a riverboat casino entertainment complex in Maryland Heights, Missouri, a suburb of St. Louis. Formation of the partnership was completed in November 1995 upon execution of the definitive agreements. Pursuant to the agreements, each company will operate two separately branded riverboat casinos and Harrah's, in partnership with Players, will develop the shoreside facility which will include a 291-room Harrah's hotel. Construction has begun on the project, which is expected to open during first quarter 1997, subject to receipt of all regulatory approvals.

     Harrah's investment in the Maryland Heights development project is expected to total approximately $166 million, of which approximately $58 million had been spent at December 31, 1995. In connection with the formation of the joint venture in November 1995, Harrah's contributed certain assets from its original Maryland Heights project and an additional $20 million in cash.

     In July 1995, a Harrah's affiliate purchased at a bankruptcy auction the former Southern Belle casino property, located near the existing Harrah's casino in Tunica County, Mississippi, for $34.2 million. In addition to the purchase price, the Harrah's affiliate is spending up to $53 million to renovate the facility, including the addition of a hotel with approximately 200 rooms. The renovated facility will feature 50,000 square feet of casino space and is expected to open during second quarter 1996. Harrah's currently operates 27,000 square feet of casino space in its present Harrah's Tunica property which, under current plans, will remain open and be operated with certain common management elements.

     During fourth quarter 1995, Harrah's began construction of a $78 million expansion of Harrah's North Kansas City to include, a 200-room hotel, parking garage, additional shoreside amenities and, subject to regulatory approval, a second riverboat casino. The facility, to be completed in second quarter 1996, is expected to result in 77% more gaming positions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In February 1995, a 30,000 square foot riverboat casino was moved to Shreveport, Louisiana, replacing the Shreveport Rose, which contained 19,500 square feet. This exchange resulted in approximately 27% more gaming positions at Harrah's Shreveport. The Shreveport Rose was then refurbished at a cost of approximately $5 million, and transferred in November 1995 to Joliet as a replacement for the Southern Star. The Southern Star has been moved to a dockyard for storage, where it will be maintained for future use. The costs associated with exchanging boats and with maintaining them until returned to service are not material.

     In addition to the replacement of the Joliet Southern Star during 1995, Harrah's began a project to expand Joliet's shoreside facilities. The $8 million project will be completed during second quarter 1996.

INDIAN LANDS
------------
Harrah's opened a second gaming facility on Native American lands on December 17, 1995. The facility, which is owned by the Upper Skagit tribe and operated by Harrah's for a fee under terms of a five-year management contract, is located approximately 70 miles north of Seattle, Washington. 1995 represented the first full year of operations for Harrah's first Indian facility, Harrah's Ak-Chin Phoenix, which opened on December 27, 1994. Though Harrah's did not fund these developments, it has guaranteed the related bank financing.

     Harrah's is awaiting approval from the National Indian Gaming Commission of development and management agreements with the Eastern Band of Cherokees for a proposed casino development at Cherokee, North Carolina. Harrah's has also signed definitive development and management agreements with the Pokagon Band of Potawatomi Indians for future casino developments in Michigan and Indiana. Harrah's has previously announced agreements with other Indian tribes, which are in various stages of negotiation and are subject to certain conditions, including approval from appropriate government agencies. Upon the receipt of necessary approvals, Harrah's will likely guarantee the related bank financing for the projects, which could be significant.

     For all existing guarantees of Indian debt, Harrah's has obtained a first lien on the personal property (tangible and intangible) of the casino enterprise. Additionally, Harrah's has received limited waivers from the Indian tribes of their sovereign immunity to allow Harrah's to pursue its rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken.

INTERNATIONAL
-------------
Harrah's opened its first international casino entertainment facility in Auckland, New Zealand, on February 2, 1996. The facility, containing 45,000 square feet of casino space, 1,042 slot machines and 97 table games, is owned by a corporation in which Harrah's owns a 12.5% equity interest, and is managed by Harrah's for a fee. Construction of the US$340 million facility was funded through a combination of equity contributions and non-recourse debt. In July 1995, Harrah's sold a portion of its interest, resulting in a pre-tax gain of $11.7 million.

OVERALL
-------
In addition to the specific projects discussed above, the Company continues to perform on-going refurbishment and maintenance at its existing casino entertainment facilities in order to maintain Harrah's quality standards. Harrah's also continues to pursue casino entertainment development opportunities in possible jurisdictions across the United States and abroad. Until necessary approvals to proceed with development of a project are obtained from the relevant regulatory bodies, the costs of pursuing casino entertainment projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Preopening costs incurred during the construction period are deferred and expensed at the respective property's opening.

     A number of these projects, if they go forward, may require, individually and in the aggregate, a significant capital commitment and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued by Harrah's will be made available from operating cash flows, the Facility (see Debt and Liquidity section), joint venture partners, specific project financing, guaranties by Harrah's of third party debt and, if necessary, Harrah's debt and/or equity offerings. Harrah's capital spending totalled $232 million and $302 million during 1995 and 1994, respectively. Anticipated 1996 capital expenditures are estimated at $375 million to $425 million, including the projects discussed in this Capital Spending and Development section, refurbishment of existing facilities and other projects.

DEBT AND LIQUIDITY
--------------------------------------------------------------------------------
BANK FACILITY
-------------
In connection with the PHC Spin-off, Harrah's negotiated changes to its reducing revolving and letter of credit facility (the Facility), which became effective June 30, 1995. Among the modifications were an increase in total capacity from $650 million to $750 million, an extension of the maturity to July 31, 2000, reduced borrowing costs and favorable modifications to certain financial covenants. The amended credit facility consists of a five-year $600 million reducing revolving and letter of credit facility and a separate $150 million revolving credit facility which is renewable annually, at the lenders' option, for a five-year period. Reductions of the borrowing capacity under the $600 million facility are as follows: $50 million, July 1998; $75 million, January 1999; $75 million, July 1999; $100 million, January 2000; and $300 million, July 2000. As of December 31, 1995, $346.5 million in borrowings were outstanding under the Facility, with an additional $25.1 million committed to back letters of credit, resulting in $378.4 million of available Facility capacity as of December 31, 1995. During October 1995, Harrah's senior implied debt rating was upgraded by Standard and Poor's and, in accordance with the Facility agreement, borrowing costs under the Facility were reduced to the Eurodollar rate plus 50 basis points.

[GRAPH]

SCHEDULED DEBT MATURITIES

     As part of the PHC Spin-off, the Company obtained a new $350 million bank facility (the PHC Facility), which was assumed by PHC at the time of the PHC Spin-off. Immediately prior to the PHC Spin-off, approximately $218 million was drawn on the PHC Facility and used to retire a portion of the Company's existing outstanding debt. Prior to the PHC Spin-off, Harrah's corporate debt was not specifically related to either its casino entertainment or hotel segment. However, corporate debt service requirements were met using cash flows provided by both segments. Therefore, for all periods prior to the PHC Spin-off, a portion of the Company's corporate debt balance, unamortized deferred finance charges and interest expense were allocated to discontinued hotel operations based on the percentage of Harrah's existing corporate debt which was expected to be retired using proceeds from the new PHC bank facility. Net assets of discontinued hotel operations at December 31, 1994, included allocations to discontinued hotel operations of corporate debt and unamortized deferred finance charges of $187.9 million and $3.2 million, respectively, together with debt specifically related to PHC of $3.3 million. Interest expense of $9.5 million, $17.2 million and $17.0 million for 1995, 1994 and 1993, respectively, was allocated to discontinued hotel operations.

     In February 1995, Harrah's 9% Notes, previously backed by a letter of credit issued under the Facility, matured and were retired using Facility funds. In May 1995, Harrah's redeemed the $18.1 million principal amount outstanding of the 11% Subordinated Debentures due 1999. The cost of this redemption was not material.

INTEREST RATE AGREEMENTS
------------------------
To manage the relative mix of its debt between fixed and variable rate instruments, Harrah's enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. As of December 31, 1995, Harrah's was a party to the following interest rate swap agreements on certain fixed rate debt:

                                Effective        Next Semi-
                    Swap         Rate at        Annual Rate
Associated          Rate       December 31,      Adjustment
                               ------------
Debt               (LIBOR+)    1995      1994       Date      Swap Maturity
-------------------------------------------------------------------------------
10 7/8% Notes
  $200 million      4.73%     10.74%    10.68%    April 16       Oct 1997
8 3/4% Notes
  $50 million       3.42%      9.23%     9.58%    May 15         May 1998
  $50 million       3.22%      9.10%     8.71%    January 16     July 1998

     In accordance with the terms of the interest rate swap agreements, the effective interest rate on $50 million of the 8 3/4% Notes was adjusted on January 16, 1996, to 8.72%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     During 1995, Harrah's entered into nine additional interest rate swap agreements to effectively convert variable rate debt to a fixed rate. Two of these swap agreements, with a combined notional amount of $100 million, were transferred to PHC at the time of the PHC Spin-off. The following table summarizes the terms of the remaining seven swap agreements, all of which reset on a quarterly basis, as of December 31, 1995:

                                Swap Rate
                                Received
                 Swap Rate    (Variable) at         Swap
Notional Amount Paid (Fixed)  Dec. 31, 1995       Maturity
--------------- ------------  -------------       -------------
$50 million          7.910%    5.938%             January 1998
$50 million          6.985%    5.813%             March 2000
$50 million          6.951%    5.668%             March 2000
$50 million          6.945%    5.668%             March 2000
$50 million          6.651%    5.875%             May 2000
$50 million          5.788%    5.813%             June 2000
$50 million          5.785%    5.813%             June 2000
     In accordance with the terms of the above $50 million swap which matures in January 1998, the variable rate was adjusted on January 26, 1996 to 5.500%. During fourth quarter 1995, the Company replaced two swap agreements it had entered into earlier in the year with new agreements which have longer terms and lower fixed interest rates. The replacement swaps were entered into at no cost to the Company and will reduce the Company's future cash requirements for interest payments. The effect on the current year's consolidated financial statements was immaterial. The table above reflects the terms of the new swap agreements. An interest rate collar on $140 million of Harrah's variable rate bank debt expired in June 1995 and was not renewed.

     The differences to be paid or received by Harrah's under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received by Harrah's pursuant to the terms of its interest rate agreements will have a corresponding effect on its future cash flows. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. Harrah's minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

     As part of a transaction whereby Harrah's effectively secured an option to a site for a potential casino, Harrah's has guaranteed a third party's $24.7 million variable rate bank loan. Harrah's also has entered into an interest rate swap agreement in which Harrah's receives a fixed interest rate of 7% from the third party and pays the variable interest rate of the subject debt (LIBOR plus 1% at December 31, 1995) to the bank. The interest rate swap is marked to market by Harrah's, with the adjustment recorded in interest expense. The market value of the swap was a positive $0.3 million and a negative $1.1 million at December 31, 1995 and 1994, respectively. Harrah's swap agreement expires December 1, 1996, and is also subject to earlier termination upon the occurrence of certain events. The underlying guaranty contains an element of risk that the borrower may be unable to retire the loan when it matures in December 1996. If that occurs, the Company could become responsible for repayment of at least a portion of the obligation. Harrah's has reduced this exposure by obtaining a security interest in certain assets of the third party.

SHELF REGISTRATION
------------------
To provide for additional financing flexibility, Harrah's, together with its wholly-owned subsidiary Harrah's Operating Company, Inc. (HOC), has registered up to $200 million of Harrah's common stock or HOC preferred stock or debt securities pursuant to a shelf registration declared effective by the Securities and Exchange Commission on October 11, 1995. The terms and conditions of the HOC preferred stock or debt securities, which will be unconditionally guaranteed by Harrah's, will be determined by market conditions at the time of issuance. The shelf registration is available until October 1997.

INCOME TAX MATTERS
--------------------------------------------------------------------------------
In connection with the PHC Spin-off, Harrah's entered into a Tax Sharing Agreement with PHC wherein each company is obligated for those taxes associated with their respective businesses. Additionally, Harrah's is obligated for all taxes of the Company for periods prior to the PHC Spin-off date which are not specifically related to PHC operations and/or PHC hotel locations. Harrah's obligations under this agreement are not expected to have a material adverse effect on its consolidated financial position or results of operations.

EQUITY TRANSACTIONS
--------------------------------------------------------------------------------
As a component of the PHC Spin-off, the Company distributed to its stockholders the stock of PHC as a dividend. To reflect this distribution, the $139.6 million book value of the net assets of discontinued operations as of the spin-off date has been charged against Harrah's retained earnings. The final allocations related to the PHC Spin-off were recorded in fourth quarter 1995. The amount of such adjustments was not material.

EFFECTS OF CURRENT ECONOMIC AND POLITICAL CONDITIONS
--------------------------------------------------------------------------------
The casino entertainment industry has experienced widespread expansion in new jurisdictions over the past several years as governments seeking additional tax revenues and employment have legalized casino gaming. The number of states which allow legalized gaming has grown from two in 1990 to ten today. Growth in the casino industry has also been furthered by the Indian Gaming Regulatory Act of 1988. Although a number of states are considering legislation in additional jurisdictions, the rapid growth which existed during the early 1990's has slowed and, as a result, future new market potential is difficult to predict. Of those new markets which have opened to the gaming industry, certain jurisdictions have restricted market entry, which limits capacity and competition within those markets. Other jurisdictions have no limits on market entry, other than restrictions on locations, which can impact operating performance and cash flows.

     In addition to growth in new markets, significant development has occurred in recent years in the traditional gaming markets of Nevada and New Jersey, resulting in increased competition in these markets. Several large properties have opened in Las Vegas in recent years, and others are both planned and under development. In July 1995, a major new development opened in Reno, Nevada, representing the first major entry to that market in years. New developments and expansions are also planned for Atlantic City, New Jersey. Over the last several years, the Laughlin, Nevada market has been impacted by increasing competition from markets in and around Las Vegas and neighboring Indian properties. Though the traditional casino markets have seen little overall impact from the recent spread of gaming to other markets, continuing growth within the industry could ultimately cause decreased market share for these markets, which would have a corresponding effect on the cash flow provided by these facilities.

     The casino industry's market focus has also undergone a transformation over the past several years as a result of the spread of gaming. Whereas traditional markets were limited, drawing primarily long-distance travelers, the newer casino properties are geographically dispersed, resulting in casino entertainment being within a reasonable driving distance for many Americans. Harrah's has participated in this industry transformation, developing casinos in many new markets. As a result, Harrah's is an extremely diverse gaming company, both geographically and categorically, with properties in nine states as of December 31, 1995, representing a mix of traditional land-based, riverboat, Indian and limited stakes facilities. Furthering its diversification, Harrah's opened its first international casino facility in Auckland, New Zealand on February 2, 1996.

     Harrah's is not able to determine the long-term impact, whether favorable or unfavorable, that these events will have on the markets in which it currently operates. However, management believes that the current mix of its operations among its divisions as discussed above, combined with the further geographic diversification and the continuing pursuit of the Harrah's national brand strategy, has well-positioned the Company to face the challenges present within the industry.

EFFECTS OF INFLATION
--------------------------------------------------------------------------------
Inflation has had little effect on Harrah's historical operations. Generally, Harrah's has not experienced any significant negative impact on gaming volume or on the wagering propensity of its customers as a result of inflationary pressures. Further, Harrah's has been successful in increasing the amount of wagers and playing time of its casino customers through effective marketing programs. Casino management has also, from time to time, adjusted its required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher denominations. These strategies supplemented by effective cost management programs have offset the impact of inflation on Harrah's operations. Inflation tends to increase the underlying value of Harrah's casino entertainment properties.

INTERCOMPANY DIVIDEND RESTRICTION
--------------------------------------------------------------------------------
Agreements governing the terms of its debt require Harrah's to abide by covenants which, among other things, limit HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments, was approximately $591.4 million at December 31, 1995. Harrah's principal asset is the stock of HOC, a wholly-owned subsidiary. HOC holds, directly and through subsidiaries, the principal assets of Harrah's businesses. Given this ownership structure, these restrictions should not impair Harrah's ability to conduct its business through its subsidiaries or to pursue its development plans.

RECENT PRONOUNCEMENTS
--------------------------------------------------------------------------------
During 1996, Harrah's will adopt the provisions of two Statements of Financial Accounting Standards (SFAS) recently issued by the Financial Accounting Standards Board. SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment periodically. The implementation of SFAS 121 is not expected to have a material impact on Harrah's financial statements.

     SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of measuring compensation costs for employee stock compensation programs. This new standard permits companies to follow the intrinsic value based method presently required by Accounting Principles Board Opinion No. 25, with pro forma footnote disclosure of the effect that the fair value based method would have had on net income and earnings per share, had that method of implementation been adopted. Management intends to adopt the disclosure alternative; accordingly, Harrah's will include the pro forma effects of this statement in its notes to financial statements for the year ending December 31, 1996.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)


                                                         December 31,
                                                ----------------------------
                                                       1995             1994
                                                -----------      -----------
ASSETS
------
Current assets
 Cash and cash equivalents ...................  $    96,345      $    84,968
 Receivables, less allowance for
  doubtful accounts of $10,910 and $9,551 ....       37,751           33,051
 Deferred income tax benefits (Note 9) .......       21,425           18,979
 Prepayments and other .......................       21,275           23,374
 Supplies ....................................       12,040           11,463
                                                -----------      -----------
  Total current assets .......................      188,836          171,835
                                                -----------      -----------
Land, buildings, riverboats and equipment
 Land and land improvements ..................      236,540          228,232
 Buildings, riverboats and improvements ......    1,054,758          981,647
 Furniture, fixtures and equipment ...........      432,416          392,741
                                                -----------      -----------
                                                  1,723,714        1,602,620
 Less: accumulated depreciation ..............     (518,824)        (472,779)
                                                -----------      -----------
                                                  1,204,890        1,129,841
Net assets of discontinued hotel operations
 (Notes 1 and 2) .............................         --            143,008
Investments in and advances to non-
 consolidated affiliates (Note 15) ...........       71,939          116,932
Deferred income tax benefits (Note 9) ........        4,532             --
Deferred costs and other (Note 5) ............      166,537          176,349
                                                -----------      -----------
                                                $ 1,636,734      $ 1,737,965
                                                ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities
 Accounts payable ............................  $    46,178      $    54,621
 Construction payables .......................        4,718           10,879
 Accrued expenses (Note 5) ...................      148,632          156,446
 Current portion of long-term debt (Note 6) ..        2,038            1,036
 Accrued litigation settlement and related
   costs (Note 13) ...........................         --             72,101
                                                -----------      -----------
  Total current liabilities ..................      201,566          295,083
Long-term debt (Note 6) ......................      753,705          727,493
Deferred credits and other ...................       72,006           66,735
Deferred income taxes (Note 9) ...............         --              7,138
                                                -----------      -----------
                                                  1,027,277        1,096,449
                                                -----------      -----------
Minority interests ...........................       23,908           18,079
                                                -----------      -----------
Commitments and contingencies (Notes 7 and 12
 through 15)
Stockholders' equity (Notes 4, 14 and 15)
 Common stock, $0.10 par value, authorized
  360,000,000 shares, outstanding - 102,673,828
  and 102,402,619 shares (net of 19,026 and
  37,172 shares held in treasury) ............       10,267           10,240
 Capital surplus .............................      362,783          350,196
 Unrealized gain on marketable equity
   securities ................................       10,552             --
 Retained earnings ...........................      204,838          265,574
 Deferred compensation related to
   restricted stock ..........................       (2,891)          (2,573)
                                                -----------      -----------
                                                    585,549          623,437
                                                -----------      -----------
                                                $ 1,636,734      $ 1,737,965
                                                ===========      ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)


                                                          Year Ended December 31,
                                               ---------------------------------------------
                                                      1995             1994             1993
                                               -----------      -----------      -----------

Revenues
  Casino .................................     $ 1,313,910      $ 1,118,107      $   812,081
  Food and beverage ......................         181,312          162,413          139,522
  Rooms ..................................         109,036          105,642          102,024
  Management fees ........................          12,762              914              150
  Other ..................................          87,158           80,151           67,588
  Less: casino promotional allowances ....        (154,102)        (127,821)        (100,720)
                                               -----------      -----------      -----------
     Total revenues ......................       1,550,076        1,339,406        1,020,645
                                               -----------      -----------      -----------
Operating expenses
  Direct
   Casino ................................         620,438          497,686          369,335
   Food and beverage .....................          91,495           82,825           76,498
   Rooms .................................          32,915           33,430           33,124
  Depreciation of buildings,
    riverboats and equipment .............          80,416           70,632           54,631
  Development costs ......................          17,428           22,015           10,175
  Project write-downs (Note 8) ...........          93,348             --               --
  Preopening costs .......................             450           15,313             --
  Other ..................................         353,318          319,411          240,113
                                               -----------      -----------      -----------
     Total operating expenses ............       1,289,808        1,041,312          783,876
                                               -----------      -----------      -----------
Operating profit before
  corporate expense ......................         260,268          298,094          236,769
Corporate expense ........................         (30,347)         (28,907)         (26,736)
                                               -----------      -----------      -----------
Operating income .........................         229,921          269,187          210,033
Interest expense, net of interest
  capitalized (Note 3) ...................         (73,890)         (76,363)         (73,080)
Interest expense, net, from
  nonconsolidated affiliates .............         (20,526)          (1,959)            --
Provision for settlement of
  litigation and related costs (Note 13) .            --            (53,449)            (400)
Other income, including interest income ..          16,078            1,867            2,462
                                               -----------      -----------      -----------
Income before income taxes and
  minority interests .....................         151,583          139,283          139,015
Provision for income taxes (Note 9) ......         (60,677)         (75,391)         (59,394)
Minority interests .......................         (12,096)         (13,908)          (4,754)
                                               -----------      -----------      -----------
Income from continuing operations ........          78,810           49,984           74,867
Discontinued operations (Note 2)
 Earnings from hotel operations, net
  of tax provisions of $15,434, $26,798
  and $13,869 ............................          21,230           36,319           16,926
 Spin-off transaction expenses,
  net of tax benefit of $5,134 ...........         (21,194)            --               --
                                               -----------      -----------      -----------
Income before extraordinary loss and
  cumulative effect of change in
  accounting policy ......................          78,846           86,303           91,793
Extraordinary loss on early extinguishment
  of debt, net of tax benefit of $3,415 ..            --               --             (5,447)
Cumulative effect of change in accounting
  policy, net of tax benefit
  of $4,317 (Note 10) ....................            --             (7,932)            --
                                               -----------      -----------      -----------
Net income ...............................     $    78,846      $    78,371      $    86,346
                                               ===========      ===========      ===========
Earnings (loss) per share
Continuing operations ....................     $      0.76      $      0.49      $      0.73
  Discontinued operations
   Earnings from hotel operations, net ...            0.21             0.35             0.16
   Spin-off transaction expenses, net ....           (0.21)            --               --
  Extraordinary loss, net ................            --               --              (0.05)
  Cumulative effect of change in
   accounting policy, net ................            --              (0.08)            --
                                               -----------      -----------      -----------
    Net income ...........................     $      0.76      $      0.76      $      0.84
                                               ===========      ===========      ===========
Average common shares outstanding ........         103,188          102,810          102,562
                                               ===========      ===========      ===========

The acompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Notes 4, 14 and 15)
(In thousands)


                                                                                 Unrealized              Deferred
                                                 Common Stock                       Gain on          Compensation
                                              -------------------                Marketable            Related to
                                                   Shares               Capital      Equity  Retained  Restricted
                                              Outstanding  Amount       Surplus  Securities  Earnings       Stock       Total
                                              -----------  ------       -------  ----------  --------  ----------       -----

Balance - December 31, 1992 ...............    101,882    $10,188      $321,607   $  -      $ 100,857    $(4,722)   $ 427,930
 Net income ...............................                                                    86,346                  86,346
 Pro rata share of proceeds from equity
  investee's initial public offering,
  less tax provision of $2,662 ............                               3,752                                         3,752
 Net shares issued under incentive
  compensation plans, including
  income tax benefit of $10,467 ...........        376         38        18,838                             (867)      18,009
                                               -------    -------      --------   -------   ---------   --------    ---------
Balance - December 31, 1993 ...............    102,258     10,226       344,197      -        187,203     (5,589)     536,037
 Net income ...............................                                                    78,371                  78,371
 Net shares issued under incentive
  compensation plans, including
  income tax benefit of $3,252 ............        145         14         5,999                            3,016        9,029
                                               -------    -------      --------   -------   ---------   --------    ---------
Balance - December 31, 1994 ...............    102,403     10,240       350,196      -        265,574     (2,573)     623,437
 Net income ...............................                                                    78,846                  78,846
 Spin-off of Promus Hotel
  Corporation (Notes 1 and 2)..............                                                  (139,582)               (139,582)
 Unrealized gain on available-
  for-sale securities, less tax
  provision of $6,746. ....................                                        10,552                              10,552
 Net shares issued under incentive
  compensation plans, including
  income tax benefit of $6,616 ............        271         27        12,587                             (318)      12,296
                                               -------    -------      --------   -------   ---------   --------    ---------
Balance - December 31, 1995 ...............    102,674    $10,267      $362,783   $10,552   $ 204,838   $ (2,891)   $ 585,549
                                               =======    =======      ========   =======   =========   ========    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Note 11)
(In thousands)

                                                     Year Ended December 31,
                                                  -----------------------------
                                                      1995       1994      1993
                                                  --------   --------  --------

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------
 Net income ...................................   $ 78,846   $ 78,371  $ 86,346
 Adjustments to reconcile net income
  to cash flows from operating activities
   Discontinued operations
    Earnings from hotel operations ............    (21,230)   (36,319)  (16,926)
    Spin-off transaction expenses,
     before income taxes ......................     26,328       --        --
   Project write-downs ........................     93,348       --        --
   Extraordinary loss, before income taxes ....       --         --       8,862
   Cumulative effect of change in accounting
    policy, before income taxes ...............       --       12,249      --
   Depreciation and amortization ..............     95,388     86,644    70,207
   Provision for settlement of litigation and
    related costs .............................       --       49,158      --
   Other noncash items ........................     17,088     10,348    23,945
   Minority interests share of net income .....     12,096     13,908     4,754
   Equity in losses (income) of
    nonconsolidated affiliates ................     51,182     12,398       (37)
   Net (gains) losses from asset sales ........    (13,156)       570       196
   Net change in long-term accounts ...........    (18,144)    (4,447)      595
   Net change in working capital accounts .....    (36,576)    30,883    28,718
   Net change in accrued litigation settlement
    and related costs .........................    (43,438)      --        --
   Tax indemnification payments to Bass .......    (28,000)   (26,466)   (8,459)
                                                  --------   --------  --------
   Cash flows provided by operating
    activities ................................    213,732    227,297   198,201
                                                  --------   --------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
 Land, buildings, riverboats and equipment
  additions ...................................   (186,233)  (219,139) (219,042)
 (Decrease) increase in construction
  payables ....................................     (6,161)   (15,466)   26,345
 Proceeds from sale of equity investments .....     20,745       --        --
 Proceeds from asset sales ....................     10,850      4,192     8,248
 Investments in and advances to
  nonconsolidated affiliates ..................    (45,603)   (82,705)  (15,463)
 Other ........................................     (2,844)   (18,291)  (25,909)
                                                  --------   --------  --------
   Cash flows used in investing activities ....   (209,246)  (331,409) (225,821)
                                                  --------   --------  --------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
 Net borrowings under Revolving Credit
  Facility, net of financing costs of $2,322
  in 1995 and $11,547 in 1993 .................    274,172    118,550   158,453
 Debt retirements .............................   (219,614)   (40,320) (366,134)
 Minority interests contributions, net
  of distributions ............................     (6,360)    (8,434)    4,548
 Other ........................................       (543)      --        --
 Proceeds from issuance of senior subordinated
  notes, net of issue costs of $3,819 .........       --         --     196,181
                                                  --------   --------  --------
   Cash flows provided by (used in)
    financing activities .....................     47,655     69,796    (6,952)
                                                  --------   --------  --------
CASH FLOWS FROM DISCONTINUED HOTEL OPERATIONS
---------------------------------------------
 Net transfers (to) from discontinued
  hotel operations ...........................     (14,840)    60,975    51,367
 Payment of spin-off transaction expenses ....     (25,924)      --        --
                                                  --------   --------  --------
   Cash flows provided by (used in)
    discontinued operations ..................     (40,764)    60,975    51,367
                                                  --------   --------  --------
Net increase in cash and cash equivalents ....      11,377     26,659    16,795
Cash and cash equivalents, beginning of year .      84,968     58,309    41,514
                                                  --------   --------  --------
Cash and cash equivalents, end of year .......    $ 96,345   $ 84,968  $ 58,309
                                                  ========   ========  ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

HARRAH'S ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

1. BASIS OF PRESENTATION AND ORGANIZATION
--------------------------------------------------------------------------------
Harrah's Entertainment, Inc. (Harrah's or the Company, together with its subsidiaries where the context requires), a Delaware corporation, is one of America's leading casino companies and currently operates casino entertainment facilities in 14 markets. On June 30, 1995, Harrah's, formerly The Promus Companies Incorporated (Promus), completed a spin-off that split the Company into two independent public corporations, one for conducting its casino entertainment business and one for conducting its hotel business. Harrah's retained ownership of the casino entertainment business. The Company's hotel operations were transferred to a new entity, Promus Hotel Corporation (PHC), the stock of which was distributed to Promus' stockholders on a one-for-two basis (the PHC Spin-off). As a result of the PHC Spin-off, Harrah's financial statements reflect the hotel business as discontinued operations (see Note 2).

     Harrah's operates casino entertainment facilities in nine states, including casino hotels in all five major Nevada and New Jersey gaming markets: Reno, Lake Tahoe, Las Vegas and Laughlin, Nevada; and Atlantic City, New Jersey. Harrah's riverboat casinos are in Joliet, Illinois; Shreveport, Louisiana; Tunica and Vicksburg, Mississippi; and North Kansas City, Missouri. In addition, Harrah's has a minority ownership interest in and manages two limited stakes casinos in Black Hawk and Central City, Colorado, and manages casinos on Indian lands near Phoenix, Arizona and Seattle, Washington. Subsequent to December 31, 1995, Harrah's began managing a casino in Auckland, New Zealand in which the Company has a 12.5% ownership interest.

2. DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------
As discussed in Note 1, on June 30, 1995, Harrah's completed a spin-off of its hotel operations. Accordingly, results of operations and cash flows of the Company's hotel business have been reported as discontinued operations for all periods presented in the Consolidated Financial Statements. The Consolidated Balance Sheet as of December 31, 1994, also reflects the Company's hotel business as discontinued operations. Summarized financial information of the discontinued operations is presented in the following tables:

     Net assets of discontinued hotel operations:

                                                                    December 31,
                                                                           1994
                                                                    -----------
Current assets ................................................       $  25,565
Current liabilities ...........................................         (34,461)
                                                                      ---------
  Net current liabilities .....................................          (8,896)
Land, buildings and equipment, net ............................         322,140
Other assets ..................................................          72,860
Long-term debt, including allocated debt (Note 6) .............        (189,943)
Other liabilities and deferred taxes ..........................         (53,153)
                                                                      ---------
  Net assets of discontinued hotel operations .................       $ 143,008
                                                                      =========

     As of the date of the PHC Spin-off, the net assets of discontinued hotel operations were $139.6 million. This amount has been charged against the Company's retained earnings in the accompanying December 31, 1995 Consolidated Balance Sheet to reflect the distribution of PHC's stock to Promus stockholders on June 30, 1995.

     Earnings from discontinued hotel operations:

                                       Six months
                                            Ended        Year Ended December 31,
                                         June 30,      ------------------------
                                             1995           1994           1993
                                        ---------      ---------      ---------
Revenues ..........................     $ 132,785      $ 242,724      $ 231,210
Costs and expenses ................       (79,652)      (148,470)      (163,758)
                                        ---------      ---------      ---------
Operating income ..................        53,133         94,254         67,452
Interest expense ..................       (16,742)       (31,148)       (33,482)
Other income (expense) ............           273             11         (3,175)
                                        ---------      ---------      ---------
Income before income taxes ........        36,664         63,117         30,795
Provision for income taxes ........       (15,434)       (26,798)       (13,869)
                                        ---------      ---------      ---------
Earnings from discontinued
  hotel operations ................     $  21,230      $  36,319      $  16,926
                                        =========      =========      =========

     In addition to the earnings of its discontinued hotel operations, Harrah's operating results for the year ended December 31, 1995, include a charge of $21.2 million, net of tax, for expenses of the PHC Spin-off transaction.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of Harrah's and its majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions. Harrah's investments in 20% to 50% owned companies and joint ventures over which Harrah's has the ability to exercise significant influence are accounted for using the equity method. Harrah's reflects its share of income before interest expense of these nonconsolidated affiliates in revenues. Harrah's proportionate share of interest expense of such nonconsolidated affiliates is reported as Interest expense, net, from nonconsolidated affiliates. (See Note 15.)

CASH EQUIVALENTS. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

SUPPLIES. Supplies inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

LAND, BUILDINGS, RIVERBOATS AND EQUIPMENT. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $32.0 million and $45.9 million at December 31, 1995 and 1994, respectively. Improvements and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Interest expense is capitalized.

on internally constructed assets at Harrah's overall weighted average borrowing rate of interest. Capitalized interest amounted to $3.6 million, $3.8 million and $3.1 million in 1995, 1994 and 1993, respectively.

     Depreciation of buildings, riverboats and equipment is calculated using the straight-line method over the estimated useful life of the asset or over the related lease term, as follows:

Buildings and improvements .....................................  10 to 40 years
Riverboats .....................................................        30 years
Furniture, fixtures and equipment ..............................   2 to 15 years

TREASURY STOCK. Shares of Harrah's common stock held in treasury are reflected in the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity as if they were retired.

REVENUE RECOGNITION. Casino revenues consist of net gaming wins. Food and beverage and rooms revenues include the aggregate amounts generated by those departments at all company-owned casinos and casino hotels.

     Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admission and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, classified as casino expenses through interdepartmental allocations, were as follows:

                                            1995            1994            1993
                                         -------         -------         -------
Food and beverage ..............         $72,400         $63,414         $52,057
Rooms ..........................          15,098          13,875          13,140
Other ..........................          10,856           2,634           1,541
                                         -------         -------         -------
                                         $98,354         $79,923         $66,738
                                         =======         =======         =======

AMORTIZATION. The excess of costs over net assets of businesses acquired and other intangibles are amortized on a straight-line basis over periods up to 40 years. Deferred financing charges are amortized using the interest method over the terms of the related debt agreements.

PREOPENING COSTS. Preopening costs, representing primarily direct salaries and other operating costs incurred prior to the opening of new facilities, are deferred as incurred and expensed upon the opening of the related facility (see
Note 10).

EARNINGS PER SHARE. Earnings per share is computed by dividing Net income by the number of weighted average common shares outstanding during the year, including common stock equivalents.

RECLASSIFICATIONS. Certain amounts for prior years have been reclassified to conform with the presentation for 1995.

OTHER. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
In addition to its common stock, Harrah's has the following classes of stock authorized but unissued:

     Preferred stock, $100 par value, 150,000 shares authorized
     Special stock, 5,000,000 shares authorized -
          Series B, $1.125 par value

     On June 30, 1995, the PHC Spin-off was completed and the Company distributed to its stockholders the stock of PHC as a dividend. To reflect this distribution, the $139.6 million book value of the net assets of discontinued operations as of the Spin-off date has been charged against the Company's retained earnings. (See Notes 1 and 2.)

     On April 29, 1994, Harrah's stockholders approved an amendment to the Certificate of Incorporation which increased the number of authorized common shares from 120 million to 360 million and reduced the par value per common share from $1.50 to $0.10. As a result, amounts reported in the Consolidated Statements of Stockholders' Equity for periods prior to this amendment have been restated to reclassify amounts from common stock to capital surplus to retroactively reflect the impact of the change in par value.

     Under the terms of employee compensation programs previously approved by the stockholders, Harrah's has reserved shares of its common stock for issuance under the Restricted Stock and Stock Option Plans. (See Note 14 for a description of the plans.) The following table summarizes the total number of shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 1995:

                                                      Restricted           Stock
                                                      Stock Plan     Option Plan
                                                      ----------     -----------
Total shares authorized for issuance
  under the plans ................................     5,300,000     10,350,000
Shares issued and options granted ................    (4,361,462)    (6,702,126)
                                                      ----------     -----------
Shares held in reserve for issuance
  or grant under the plans
  as of December 31, 1995 ........................       938,538      3,647,874
                                                      ==========     ==========

     Harrah's Board of Directors has authorized that one-third of a special right be attached to each outstanding share of common stock. These rights entitle the holders to purchase, under certain conditions, units consisting of fractional shares of special stock - series B at a purchase price of $125 per unit, subject to adjustment. The rights also, under certain conditions, entitle the holders to purchase $250 worth of common stock for $125. These rights expire on October 5, 1996, unless Harrah's decides to redeem them earlier at $0.05 per right or upon the occurrence of certain other events.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

5. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS
--------------------------------------------------------------------------------
Deferred costs and other consisted of the following:

                                                              1995         1994
                                                          --------     --------
Excess of cost over net assets of businesses
  acquired ...........................................    $ 47,041     $ 48,880
Cash surrender value of life insurance
  (Note 14) ..........................................      41,061       44,243
Deposits .............................................      15,944       15,642
Deferred finance charges .............................      14,153       12,265
Other ................................................      48,338       55,319
                                                          --------     --------
                                                          $166,537     $176,349
                                                          ========     ========

     Accrued expenses consisted of the following:

                                                              1995         1994
                                                          --------     --------
Insurance claims and reserves ........................    $ 49,821     $ 49,448
Payroll and other compensation .......................      46,251       41,937
Accrued interest payable .............................      12,543       12,884
Deposits and customer funds ..........................       6,765        6,179
Taxes, including income taxes ........................      (2,411)      (4,419)
Other accruals .......................................      35,663       50,417
                                                          --------     --------
                                                          $148,632     $156,446
                                                          ========     ========

6. LONG-TERM DEBT
-------------------------------------------------------------------------------
Long-term debt consisted of the following:

                                                              1995         1994
                                                         ---------    ---------
Secured Bank Facilities
  Revolving Credit Facility, 6.06%-8.50%
    at December 31, 1995, maturity 2000 ..............   $ 346,500    $ 288,550
  9% Notes, backed by letter of credit ...............        --        199,977
Unsecured Senior Subordinated Notes
  8 3/4%, maturity 2000 ..............................     200,000      200,000
  10 7/8%, maturity 2002 .............................     200,000      200,000
Unsecured Notes Payable
  8.38%-12.67%, maturities to 2001 ...................       8,489       27,862
  Capitalized lease obligations, 4.9%-5.2%,
    maturities to 1998 ...............................         754         --
Debt allocated to discontinued hotel
  operations .........................................        --       (187,860)
                                                         ---------    ---------
                                                           755,743      728,529
Current portion of long-term debt ....................      (2,038)      (1,036)
                                                         ---------    ---------
                                                         $ 753,705    $ 727,493
                                                         =========    =========

     Harrah's outstanding corporate debt, comprised primarily of the Secured Bank Facilities and Unsecured Senior Subordinated Notes, has been issued by its wholly-owned subsidiary, Harrah's Operating Company, Inc. (HOC). Prior to the PHC Spin-off, the Company's corporate debt was not specifically related to either its casino entertainment or hotel segment. However, corporate debt service requirements had been met using cash flows provided by both segments. Therefore, in anticipation of the PHC Spin-off, HOC (formerly Embassy Suites, Inc.) obtained a new $350 million bank facility (Hotel Facility), secured by the stock of PHC's material subsidiaries. Immediately prior to the PHC Spin-off, HOC drew approximately $218 million on the Hotel Facility, $215 million of which was used to retire a portion of the Company's existing corporate debt. Upon consummation of the PHC Spin-off, HOC was released from liability under the Hotel Facility. Therefore, in anticipation of the PHC Spin-off, a portion of the Company's corporate debt balance, unamortized deferred finance charges and interest expense were allocated to discontinued hotel operations for periods prior to the PHC Spin-off, based on the percentage of the Company's outstanding corporate debt expected to be retired using proceeds from the Hotel Facility. Net assets of discontinued hotel operations at December 31, 1994, included allocations to discontinued hotel operations of corporate debt and unamortized deferred finance charges of $187.9 million and $3.2 million, respectively, together with debt specifically related to PHC of $3.3 million. Interest expense of $9.5 million, $17.2 million and $17.0 million for 1995, 1994 and 1993, respectively, was allocated to discontinued hotel operations.

     As of December 31, 1995, annual principal requirements for the four years subsequent to 1996 were: 1997, $1.8 million; 1998, $1.8 million; 1999, $1.3 million; and 2000, $548.0 million.

REVOLVING CREDIT FACILITY. In connection with the PHC Spin-off, Harrah's negotiated changes to its reducing revolving and letter of credit facility which became effective June 30, 1995. Among the modifications were an increase in total capacity from $650 million to $750 million, an extension of the maturity to July 31, 2000, reduced borrowing costs and modifications to certain financial covenants. The amended credit facility consists of a five-year $600 million reducing revolving and letter of credit facility and a separate $150 million revolving credit facility which is renewable annually, at the lenders' option, for a five-year period (collectively, the Facility). Reductions of the borrowing capacity available under the $600 million facility are as follows: $50 million, July 1998; $75 million, January 1999; $75 million, July 1999; $100 million, January 2000; and $300 million, July 2000. Of the $750 million available under the Facility, there is a sub-limit of $50 million for letters of credit. At December 31, 1995, the Facility provided for borrowings at a base rate of either Eurodollar plus 50 basis points or the prime lending rate. The weighted-average annual fees on letters of credit and commitment fees on the unutilized portion under the Facility, at December 31, 1995, were 0.63% and 0.14%, respectively.

     The Facility is secured by the assets of Harrah's Nevada and New Jersey casino properties, the stock of its principal subsidiary, HOC, and certain other subsidiaries and certain casino entertainment trademarks. The Facility agreement contains financial covenants requiring Harrah's to maintain a specific tangible net worth and to meet other financial ratios. Its covenants limit Harrah's ability to pay dividends and to repurchase its outstanding shares.

     As of December 31, 1995, Harrah's borrowings under the Facility were $346.5 million and an additional $25.1 million was committed to back certain letters of credit. After consideration of these borrowings, $378.4 million of the Facility was available to Harrah's at December 31, 1995.

INTEREST RATE AGREEMENTS. To manage the relative mix of its debt between fixed and variable rate instruments, Harrah's enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. At December 31, 1995 and 1994, Harrah's was a party to the following interest rate swap agreements pursuant to which it pays a variable interest rate in exchange for receiving a fixed interest rate. The average variable rate paid by Harrah's was 5.9% and 5.8% at December 31, 1995 and 1994, respectively, and the average fixed interest rate received was 5.9% at both dates. The impact of these interest rate swap agreements on the effective interest rates of the associated debt was as follows:

                                     Effective
                                       Rate at      Next Semi-
                     Swap         December 31,     Annual Rate
                     Rate     ----------------      Adjustment
Associated Debt   (LIBOR+)      1995      1994            Date     Swap Maturity
---------------   -------     ------    ------     -----------     -------------
10 7/8% Notes
  $200 million      4.73%     10.74%    10.68%        April 16          Oct 1997
8 3/4% Notes
  $50 million       3.42%      9.23%     9.58%          May 15          May 1998
  $50 million       3.22%      9.10%     8.71%      January 16         July 1998

     In accordance with the terms of the interest rate swap agreements, the effective interest rate on $50 million of the 8 3/4% Notes was adjusted on January 16, 1996 to 8.72%.

     During 1995, Harrah's entered into nine additional interest rate swap agreements to effectively convert variable rate debt to a fixed rate. Two of these swap agreements, with a combined notional amount of $100 million, were transferred to PHC at the time of the PHC Spin-off. Pursuant to the terms of these swaps, Harrah's receives variable payments tied to LIBOR in exchange for its payments at a fixed interest rate.

     The fixed rates to be paid by Harrah's and variable rates to be received by Harrah's are summarized in the following table:

                                            Swap Rate
                                             Received
                       Swap Rate        (Variable) at
Notional Amount     Paid (Fixed)        Dec. 31, 1995              Swap Maturity
---------------     ------------        -------------              -------------
$50 million               7.910%               5.938%               January 1998
$50 million               6.985%               5.813%                 March 2000
$50 million               6.951%               5.668%                 March 2000
$50 million               6.945%               5.668%                 March 2000
$50 million               6.651%               5.875%                   May 2000
$50 million               5.788%               5.813%                  June 2000
$50 million               5.785%               5.813%                  June 2000

     In accordance with the terms of the above $50 million swap which matures in January 1998, the variable interest rate was adjusted on January 26, 1996 to 5.500%. During fourth quarter 1995, the Company replaced two swap agreements it had entered into earlier in the year with new agreements which have longer terms and lower fixed interest rates. The replacement swaps were entered into at no cost to the Company and will reduce the Company's future cash requirements for interest payments. The effect on the current year's consolidated financial statements was immaterial. The table above reflects the terms of the new swap agreements. An interest rate collar on $140 million of Harrah's variable rate bank debt expired in June 1995 and was not renewed.

     The differences to be paid or received under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received by Harrah's pursuant to the terms of its interest rate agreements will have a corresponding effect on its future cash flows. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. Harrah's minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

SHELF REGISTRATION. To provide for additional financing flexibility, Harrah's, together with its wholly-owned subsidiary HOC, has registered up to $200 million of Harrah's common stock or HOC preferred stock or debt securities pursuant to a shelf registration declared effective by the Securities and Exchange Commission on October 11, 1995. The terms and conditions of the HOC preferred stock or debt securities, which will be unconditionally guaranteed by Harrah's, will be determined by market conditions at the time of issuance. The shelf registration is available until October 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

FAIR MARKET VALUE. Based on the borrowing rates currently available for debt with similar terms and maturities and market quotes of its publicly traded debt, the fair value of Harrah's long-term debt, including the interest rate agreements and excluding debt allocated to the discontinued hotel operations, at December 31, 1995 and 1994, was as follows:

                                                      December 31,
                                      -----------------------------------------
                                              1995                   1994
                                      -------------------   -------------------
                                      Carrying     Market   Carrying     Market
                                         Value      Value      Value      Value
                                      --------     ------   --------     ------
(in millions)
Outstanding debt ...................  $ (755.7)  $ (782.7)  $ (728.5)  $ (723.0)
Interest rate agreements
  (used for hedging purposes)
    Interest rate swaps ............      (0.3)     (12.2)      --        (17.9)
    Interest rate collar ...........      --         --         (0.3)      (0.8)

     The amounts reflected as the "carrying value" of the interest rate agreements represent the accrual balance as of the date reported. The "market value" of the interest rate agreements represents the estimated amount, considering the prevailing interest rates, that Harrah's would pay to terminate the agreements as of the date reported.

7. LEASES
--------------------------------------------------------------------------------
Harrah's leases both real estate and equipment used in its operations through operating and capital leases. Leases which transfer substantially all benefits and risks incidental to the ownership of property are capitalized. In addition to minimum rentals, some leases provide for contingent rents based on percentages of revenue. Real estate operating leases range from five to 10 years with various automatic extensions totalling up to 30 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately five years. The costs of leased assets are amortized over periods not in excess of the lease terms.

     Rental expense associated with operating leases included in the Consolidated Statements of Income was as follows:

                                         1995             1994             1993
                                     --------         --------         --------
Noncancelable
  Minimum ...................        $ 17,097         $  9,919         $  9,052
  Contingent ................            --               --                122
  Sublease ..................             (53)             (11)              (4)
Other .......................           2,001            2,195            5,297
                                     --------         --------         --------
                                     $ 19,045         $ 12,103         $ 14,467
                                     ========         ========         ========

     The future minimum rental commitments as of December 31, 1995, were as follows:

                                                                   Noncancelable
                                                                       Operating
                                                                          Leases
                                                                   -------------
1996 ..................................................                 $ 14,028
1997 ..................................................                   10,196
1998 ..................................................                    8,672
1999 ..................................................                    8,312
2000 ..................................................                    8,139
Thereafter ............................................                   86,185
                                                                        --------
Total minimum lease payments...........................                 $135,532
                                                                        ========

     Minimum rental commitments exclude contingent rentals, which may be paid under certain leases based on a percentage of revenues in excess of specified amounts.

8. PROJECT WRITE-DOWNS
--------------------------------------------------------------------------------
Included in Harrah's 1995 operating results are one-time charges related to write-offs of various projects as follows:

Harrah's Jazz-related
  Write-off of investment in and advances to
    affiliate ...................................................        $54,349
  Acquisition of partner loan ...................................         16,000
  Estimated legal and severance costs ...........................          5,100
                                                                         -------
                                                                          75,449
Write-off of investment in and advances to
  nonconsolidated affiliate .....................................          9,638
Write-off of abandoned design and related costs .................          8,261
                                                                         -------
                                                                         $93,348
                                                                         =======

9. INCOME TAXES
--------------------------------------------------------------------------------
Harrah's federal and state income tax provision (benefit) allocable to identified income statement and balance sheet line items was as follows:

                                                 1995         1994         1993
                                             --------     --------     --------
Income before income taxes and
  minority interests ....................    $ 60,677     $ 75,391     $ 59,394
Discontinued operations
  Earnings from hotel operations ........      15,434       26,798       13,869
  Spin-off transaction costs,
    including $3,956 of deferred
    tax benefit .........................      (5,134)        --           --
Extraordinary loss ......................        --           --         (3,415)
Cumulative effect of change in
  accounting policy .....................        --         (4,317)        --
Stockholders' equity
  Compensation expense for tax
    purposes in excess of amounts
    recognized for financial
    reporting purposes ..................      (6,616)      (3,252)     (10,467)
  Unrealized gain on marketable
    equity securities ...................       6,746         --           --
Pro rata share of proceeds from
  equity investee's initial
  public offering .......................        --           --          2,662
                                             --------     --------     --------
                                             $ 71,107     $ 94,620     $ 62,043
                                             ========     ========     ========

     Income tax expense attributable to Income before income taxes and minority interests consisted of the following:

                                                 1995         1994         1993
                                            ---------    ---------    ---------
Current
  Federal ...............................   $  60,850    $ 103,264    $  44,557
  State .................................       9,987        4,992        4,424
Deferred ................................     (10,160)     (32,865)      10,413
                                            ---------    ---------    ---------
                                            $  60,677    $  75,391    $  59,394
                                            =========    =========    =========

     The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interests were as follows:

                                                 1995         1994        1993
                                                 ----         ----        ----
Statutory tax rate ......................        35.0%        35.0%       35.0%
Increases (decreases) in tax resulting
  from:
  State taxes, net of federal tax
    benefit .............................         4.3          3.2         2.4
  Provision for settlement of
    litigation and related costs
    (Note 13) ...........................         --          13.3         0.1
  Minority interests in partnership
    earnings ............................        (2.8)        (3.5)       (1.2)
  Adjustment of valuation of
    deferred tax assets and
    liabilities due to change in
    tax rate ............................         --           --          0.7
  Employee wage related credit ..........        (0.9)        (1.0)       (0.6)
  Goodwill amortization .................         0.4          0.5         0.4
  Other .................................         4.0          6.6         5.9
                                                 ----         ----        ----
                                                 40.0%        54.1%       42.7%
                                                 ====         ====        ====

     The components of Harrah's net deferred tax balance included in the Consolidated Balance Sheets were as follows:

                                                              1995        1994
                                                          --------    --------
Deferred tax assets
  Compensation .....................................      $ 21,067    $ 19,478
  Investments in nonconsolidated affiliates ........        15,978       4,967
  Self-insurance reserves ..........................         9,231      10,346
  Preopening expenses ..............................         8,994       8,136
  Bad debt reserve .................................         4,163       4,051
  Debt consent costs ...............................         3,956        --
  Deferred income ..................................         1,474         908
  Other ............................................        10,595       2,346
                                                          --------    --------
                                                            75,458      50,232
                                                          --------    --------
Deferred tax liabilities
  Property .........................................       (45,334)    (38,391)
  Other ............................................        (4,167)       --
                                                          --------    --------
                                                           (49,501)    (38,391)
                                                          --------    --------
    Net deferred tax asset .........................      $ 25,957    $ 11,841
                                                          ========    ========

10. CHANGE IN ACCOUNTING POLICY
--------------------------------------------------------------------------------
Effective January 1, 1994, Harrah's changed its accounting policy for its consolidated casinos relating to preopening costs to capitalize such costs as incurred prior to opening and to expense them upon opening of each project. Previously, the Company had capitalized preopening costs and amortized them to expense over 36 months from the date of opening. As a result of this change, operating results for the year ended December 31, 1994, reflect the cumulative charge against earnings, net of income taxes, of $7.9 million, or $0.08 per share, to write-off the unamortized preopening costs balances related to projects opened in prior years.

11. SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------
The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:

                                                 1995         1994         1993
                                             --------     --------     --------
Long-term accounts
  Deferred costs and other assets .......    $ (4,746)    $  1,413     $ (2,534)
  Deferred credits and other
    long-term liabilities ...............     (13,398)      (5,860)       3,129
                                             --------     --------     --------
      Net change in long-term
        accounts ........................    $(18,144)    $ (4,447)    $    595
                                             ========     ========     ========
Working capital accounts
  Receivables ...........................    $(27,616)    $(15,256)    $ (5,185)
  Supplies ..............................        (565)         369       (1,319)
  Prepayments and other .................         (94)      (1,868)        (885)
  Other current assets ..................        --           (798)      (7,545)
  Accounts payable ......................     (10,279)      22,552        7,988
  Accrued expenses ......................       1,978       25,884       35,664
                                             --------     --------     --------
      Net change in working capital
        accounts ........................    $(36,576)    $ 30,883     $ 28,718
                                             ========     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES. The following table reconciles Harrah's Interest expense, net of interest capitalized, per the Consolidated Statements of Income, to cash paid for interest:

                                                 1995         1994         1993
                                             --------     --------     --------
Interest expense, net of amount
  capitalized (Note 3) ..................    $ 73,890     $ 76,363     $ 73,080
Adjustments to reconcile to cash
  paid for interest:
    Net change in accruals ..............      10,739       (4,923)     (10,708)
    Amortization of deferred finance
      charges ...........................      (3,626)      (2,844)      (3,261)
    Net amortization of discounts
      and premiums ......................         (53)        (176)        (172)
                                             --------     --------     --------
Cash paid for interest, net of
  amount capitalized ....................    $ 80,950     $ 68,420     $ 58,939
                                             ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

     Cash payments, net of refunds, for income taxes, including amounts paid on behalf of the discontinued hotel operations, amounted to $85,001, $116,093 and $49,771 for 1995, 1994 and 1993, respectively (see Note 9).

12. COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
CONTRACTUAL COMMITMENTS. Harrah's is pursuing additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guaranties by Harrah's of third party debt and development completion guaranties. As of December 31, 1995, Harrah's has guaranteed third party loans and leases of $48 million, which are secured by certain assets, and has other contractual commitments, primarily construction-related, of $180 million, excluding amounts previously recorded.

     In addition, as part of a transaction whereby Harrah's effectively secured an option to a site for a potential casino, Harrah's has guaranteed a third party's $24.7 million variable rate bank loan. Harrah's also has entered into an interest rate swap agreement in which Harrah's receives a fixed interest rate of 7% from the third party and pays the variable interest rate of the subject debt, which is currently LIBOR plus 1.0%. The interest rate swap is marked to market by Harrah's with the adjustment recorded in interest expense. The market value of the swap was a positive $0.3 million and a negative $1.1 million at December 31, 1995 and 1994, respectively. The interest rate swap agreement expires December 1, 1996 and is also subject to earlier termination upon the occurrence of certain events. The underlying guaranty contains an element of risk that the borrower may be unable to retire the loan when it matures in December 1996. If that occurs, the Company could become responsible for repayment of at least a portion of the obligation. Harrah's has reduced this exposure by obtaining a security interest in certain assets of the third party.

     See Note 15 for discussion of the completion guaranties issued by Harrah's related to development of the New Orleans' casino.

GUARANTEE OF INSURANCE CONTRACT. Harrah's has guaranteed the value of a guaranteed investment contract with an insurance company held by Harrah's defined contribution savings plan. Harrah's has also agreed to provide non-interest-bearing loans to the plan to fund, on an interim basis, withdrawals from this contract by retired or terminated employees. Harrah's maximum exposure on this guarantee as of December 31, 1995, was $6.7 million.

SELF-INSURANCE. Harrah's is self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims.

SEVERANCE AGREEMENTS. At December 31, 1995, Harrah's had severance agreements with 16 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined, of Harrah's. These agreements provide, among other things, for a compensation payment equal to 2.99 times the average annual compensation paid to the executive for the five preceding calendar years, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's incentive plans. The estimated amount, computed as of December 31, 1995, that would have been payable under the agreements to these executives based on earnings and stock options aggregated approximately $28.0 million.

TAX SHARING AGREEMENTS. In connection with the PHC Spin-off, Harrah's entered into a Tax Sharing Agreement with PHC wherein each Company is obligated for those taxes associated with their respective businesses. Additionally, Harrah's is obligated for all taxes of the Company for periods prior to the PHC Spin-off date which are not specifically related to PHC operations and/or PHC hotel locations. Harrah's obligations under this agreement are not expected to have a material adverse effect on its consolidated financial position or results of operations.

13. LITIGATION
--------------------------------------------------------------------------------
Harrah's is involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these matters will not have a material adverse effect upon Harrah's consolidated financial position or its results of operations.

     In addition to the matters described above, Harrah's and certain of its subsidiaries have been named as defendants in a number of lawsuits arising from the suspension of development of a land-based casino, and the closing of the temporary gaming facility, in New Orleans, Louisiana, by Harrah's Jazz Company, a partnership in which the Company owns an approximate 47% interest and which has filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note
15). The ultimate outcomes of these lawsuits cannot be predicted at this time, and no provisions for the claims are included in the accompanying consolidated financial statements. The Company intends to defend these actions vigorously.

     In March 1995, the Company entered into a settlement agreement (the Settlement) with Bass PLC (Bass) of all claims related to the Merger Agreement and Tax Sharing Agreement arising from the 1990 Spin-off of Promus and acquisition of the Holiday Inn business by Bass. As a result of the Settlement, a charge of $49.2 million was recorded in 1994 to accrue for the cost of the Settlement, related legal fees and other associated expenses. In addition to these costs, legal fees and other expenses incurred related to the Company's defense of this litigation were included in the Provision for settlement of litigation and related costs in the Consolidated Statements of Income. Such costs amounted to $4.3 million and $0.4 million in 1994 and 1993, respectively. All amounts due under the Settlement were paid in 1995.

14. EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------
SAVINGS AND RETIREMENT PLAN. Harrah's maintains a defined contribution savings and retirement plan, which, among other things, allows pre-tax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which Harrah's will match fully. Amounts contributed to the plan are invested, at the participant's option, in a Harrah's company stock fund, a diversified stock fund, an aggressive stock fund, a long-term bond fund, an income fund and a treasury fund. Participants become vested in Harrah's matching contribution over seven years of credited service. Harrah's contribution expense for this plan was $12.9 million, $11.4 million and $10.2 million in 1995, 1994 and 1993, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN. Harrah's has an employee stock ownership plan, which is a noncontributory stock bonus plan covering employees of Harrah's and its affiliates. Harrah's contributions to the plan are discretionary and are made only if approved by the Human Resources Committee of Harrah's Board of Directors. Contributions were approved for each of the plan years 1995, 1994 and 1993. The expense recognized in each year as a result of these contributions was not material.

DEFERRED COMPENSATION PLANS. Harrah's maintains deferred compensation plans under which certain employees and members of its Board of Directors may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of Harrah's and earn interest at rates approved by the Human Resources Committee of the Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 1995 and 1994 was $38.7 million and $35.9 million, respectively. In connection with the administration of one of these plans, Harrah's has purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

RESTRICTED STOCK AND STOCK OPTION PLANS. As a component of Harrah's retention and long-term compensation packages, key employees may be granted shares of common stock under the Harrah's Restricted Stock Plan (RSP) and/or options to purchase shares of Harrah's common stock under the Harrah's Stock Option Plan
(SOP). Shares granted under the RSP are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The shares generally vest over a period of four years. No awards of RSP shares may be made under the current plan after November 1999. The deferred compensation related to the RSP shares is generally amortized to expense over the vesting period. This expense totaled $1.2 million, $4.4 million and $4.8 million in 1995, 1994 and 1993, respectively.

     Harrah's SOP allows an option holder to purchase Harrah's common stock over specified periods of time, generally ten years, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after

November 1999. In connection with the PHC Spin-off, the option price and number of shares of all outstanding stock options were adjusted as of June 30, 1995, to preserve their approximate value to the employee immediately before the PHC Spin-off. A summary of stock option transactions during 1995 follows:

                                                                Number of
                                                              Common Shares
                                         Option Price    ----------------------
                                                Range        Options  Available
                                           (Per Share)   Outstanding  for Grant
                                         -------------   -----------  ---------
Balance - January 1, 1995 ............   $ 3.94-$50.00    2,268,294   2,491,965
Granted ..............................   $31.69-$41.75    1,473,290  (1,473,290)
Exercised ............................   $ 3.94-$37.33     (111,807)      --
Canceled .............................   $ 3.94-$50.00     (843,700)    843,700
                                                          ---------   ---------
Balance - June 30, 1995 ..............   $ 3.94-$50.00    2,786,077   1,862,375
Adjustment to reflect PHC
  Spin-off ...........................             N/A    1,136,463  (1,136,463)
                                                          ---------   ---------
Adjusted balance -
  June 30, 1995 ......................   $ 2.80-$35.59    3,922,540     725,912
Additional shares authorized .........             N/A        --      4,500,000
Granted ..............................   $24.75-$26.81    1,836,563  (1,836,563)
Exercised ............................   $ 2.80-$26.57      (81,752)      --
Canceled .............................   $ 2.80-$35.59     (258,525)    258,525
                                                          ---------   ---------
Balance - December 31, 1995 ..........   $ 2.80-$35.59    5,418,826   3,647,874
                                                          =========   =========
Exercisable at
  December 31, 1995 ..................   $ 2.80-$35.59      725,961
                                                          =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

MULTI-EMPLOYER PENSION PLAN. Approximately 2,500 of Harrah's employees are covered by union sponsored, collectively bargained multi-employer pension plans. Harrah's contributed and charged to expense $1.9 million, $1.9 million and $2.0 million in 1995, 1994 and 1993, respectively, for such plans. The plans' administrators do not provide sufficient information to enable Harrah's to determine its share, if any, of unfunded vested benefits.

15. NONCONSOLIDATED AFFILIATES
--------------------------------------------------------------------------------
HARRAH'S JAZZ COMPANY. A Harrah's subsidiary owns an approximate 47% interest in a partnership named Harrah's Jazz Company (Harrah's Jazz). On November 22, 1995, Harrah's Jazz and its wholly-owned subsidiary, Harrah's Jazz Finance Corp., filed for reorganization under Chapter 11 of the Bankruptcy Code. Prior to the filing, Harrah's Jazz was operating a temporary casino in the New Orleans, Louisiana Municipal Auditorium (the Temporary Casino) and constructing a new permanent casino facility on the site of the former Rivergate Convention Center in downtown New Orleans (the Permanent Casino). Harrah's Jazz ceased operation of the Temporary Casino and construction of the Permanent Casino on November 22, 1995 prior to the bankruptcy filings.

     On November 19, 1995, representatives of the Harrah's Jazz bank syndicate informed Harrah's Jazz that the bank syndicate would not disburse funds to Harrah's Jazz under the terms of Harrah's Jazz's $175 millon bank credit facility (the Jazz Credit Facility). Faced with an absence of funding, on November 21, 1995, Harrah's Jazz decided to cease Temporary Casino operations and construction on the Permanent Casino, as well as to file for bankruptcy protection. The Jazz Credit Facility was accelerated and terminated by the bank lenders on November 21, 1995. Thereafter, on November 22, 1995, the bankruptcy filings were made.

     In connection with the closing in November 1994 of the 14.25% First Mortgage Notes due 2001 of Harrah's Jazz (the Public Debt) and the Jazz Credit Facility, the Company delivered completion guaranties to the trustee under the Public Debt (under which the City of New Orleans (the City) was an express third-party beneficiary), the bank lenders under the Jazz Credit Facility and the Louisiana Economic Development and Gaming Corporation (the state agency regulating Harrah's Jazz (LEDGC)). Each completion guaranty was subject to certain conditions, exceptions and qualifications. The Company believes that the failure of Harrah's Jazz to obtain the funds under the Jazz Credit Facility and the acceleration of the loan by the bank syndicate terminated the Company's obligations under the completion guaranties.

     The Company made total capital contributions to the project of approximately $90 million and has outstanding advances to the project of approximately $25 million. In addition, in December 1995, the Company acquired from a commercial bank a $16 million loan to a Harrah's Jazz partner in satisfaction of the Company's obligations under a preexisting agreement with the bank. The Company has written off these investments and other related costs in the project.

     The Company currently owns approximately 47% of the general partnership interests of Harrah's Jazz. Harrah's Jazz is not consolidated into the Company's financial statements for accounting purposes.

     Harrah's Jazz has until March 21, 1996, which date may be extended by the Bankruptcy Court, the exclusive right under the bankruptcy laws to submit a plan of reorganization. Discussions concerning the reorganization plan have occurred among certain interested parties, but a number of issues remain to be resolved and there can be no assurance that such discussions will lead to an agreement among all necessary parties.

     The Company has offered to invest an additional $75 million in the project and deliver a new completion guaranty if a reorganization plan approved by the Company is consummated. The Company has also offered to invest, prior to plan consummation, up to $10 million in the form of debtor-in-possession financing (such financing would be repaid or converted into equity (and count toward the $75 million investment referred to above) upon consummation of a reorganization plan approved by the Company) if the Company and other interested parties reach an agreement in principle as to the key elements of the plan. There can be no assurance that any agreements will be reached or a reorganization plan consummated.

     On March 4, 1996, Harrah's Jazz entered into a preliminary agreement with the City which provides for, among other things, an immediate $4.3 milllion cash payment by Harrah's Jazz to the City, of which $2.5 million is being funded by the Company as debtor-in-possession financing and the balance is being funded from Harrah's Jazz's assets. Although the $2.5 million loan is an administrative priority claim in the bankruptcy, there can be no assurance that the loan will be repaid. In exchange for these agreements by Harrah's Jazz, the City agreed to waive any requirements to reopen the Temporary Casino and negotiate in good faith numerous specified issues relating to the lease of the Permanent Casino site.

OTHER. Summarized balance sheet and income statement information of nonconsolidated gaming affiliates, including Harrah's Jazz, which Harrah's accounted for using the equity method, as of December 31, 1995 and 1994, and for the three years ended December 31, 1995, were as follows:

                                                1995          1994          1993
                                           ---------     ---------     ---------
Combined Summarized Balance
  Sheet Information
    Current assets ....................    $  82,091     $ 454,295
    Land, buildings and equipment,
      net .............................      292,080        69,608
    Other assets ......................      270,146       141,488
                                           ---------     ---------
      Total assets ....................      644,317       665,391
                                           ---------     ---------
    Current liabilities ...............      106,999        23,894
    Long-term debt ....................      465,386       510,000
                                           ---------     ---------
      Total liabilities ...............      572,385       533,894
                                           ---------     ---------
        Net assets ....................    $  71,932     $ 131,497
                                           =========     =========
Combined Summarized Statements
  of Operations
    Revenues ..........................    $ 118,798     $     291     $  19,678
                                           =========     =========     =========
    Operating income (loss) ...........    $ (30,296)    $ (23,891)    $   1,802
                                           =========     =========     =========
    Net income (loss) .................    $(139,200)    $ (29,201)    $   1,105
                                           =========     =========     =========

     Condensed financial information relating to a restaurant subsidiary has not been presented since its operating results and financial position are not material to Harrah's.

     Harrah's share of nonconsolidated affiliates' net income (losses), including Harrah's Jazz operations through November 21, 1995, is reflected in the accompanying Consolidated Statements of Income as follows:

                                                     1995          1994     1993
                                                 --------      --------   ------
Pre-interest operating income (loss)
  (included in Revenue-other) ..............     $(28,719)     $(10,535)     $89
                                                 ========      ========      ===

     Harrah's share of nonconsolidated affiliates' combined interest expense is reflected as Interest expense from nonconsolidated affiliates in the Consolidated Statements of Income.

     Harrah's investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

                                                            1995            1994
                                                        --------        --------
Harrah's Jazz (at equity) ......................        $   --          $ 74,385
Other nonconsolidated affiliates
  At equity ....................................          22,374          18,320
  At cost ......................................          49,565          24,227
                                                        --------        --------
                                                        $ 71,939        $116,932
                                                        ========        ========

     During 1995, Harrah's sold a portion of its investment in a New Zealand casino property, reducing its ownership percentage from 20.0% to 12.5% and resulting in a pre-tax gain of approximately $11.7 million. As a result of this sale, this investment is now recorded using the cost method.

     Due to continued appreciation in the market value of the stock of an equity investee, during 1995 the Company adjusted the carrying value of the investment to include the unrealized gain in accordance with the provisions of Statement of Finanial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The amount of such unrealized gain in prior years was not material. A corresponding increase was recorded in the combination of Harrah's stockholders' equity and deferred income tax accounts.

     During 1993, an equity investee of Harrah's completed an initial public offering of its common stock. As required by equity accounting rules, Harrah's increased the carrying value of its investment by an amount equal to its pro rata share of the proceeds of the investee's offering, approximately $6.4 million. A corresponding increase was recorded in the combination of Harrah's capital surplus and deferred income tax liability accounts. As a result of this offering, Harrah's ownership interest fell below 20% and, accordingly, the investment is no longer accounted for under the equity method.

16. SUMMARIZED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
HOC is a wholly-owned subsidiary and the principal asset of Harrah's. Summarized financial information of HOC as of December 31, 1995 and 1994 and for each of the three years ended December 31, 1995, prepared on the same basis as Harrah's, was as follows:

                                              1995           1994           1993
                                        ----------     ----------     ----------
Current assets ....................     $  185,950     $  171,445
Land, buildings, riverboats
  and equipment, net ..............      1,204,890      1,129,841
Net assets of discontinued
  hotel operations ................           --          143,008
Other assets ......................        242,773        293,015
                                        ----------     ----------
                                         1,633,613      1,737,309
                                        ----------     ----------
Current liabilities ...............        184,454        280,295
Long-term debt ....................        753,705        727,492
Other liabilities .................         73,216         74,043
Minority interests ................         23,908         18,267
                                        ----------     ----------
                                         1,035,283      1,100,097
                                        ----------     ----------
    Net assets ....................     $  598,330     $  637,212
                                        ==========     ==========
Revenues ..........................     $1,549,198     $1,337,110     $1,018,776
                                        ==========     ==========     ==========
Operating income ..................     $  226,169     $  267,742     $  207,931
                                        ==========     ==========     ==========
Income from continuing
  operations ......................     $   76,370     $   49,044     $   74,867
                                        ==========     ==========     ==========
Net income ........................     $   76,406     $   77,430     $   85,167
                                        ==========     ==========     ==========

     The agreements governing the terms of Harrah's debt contain certain covenants which, among other things, place limitations on HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments, was approximately $591.4 million at December 31, 1995.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Harrah's is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, Harrah's is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

     Harrah's maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

     The Board of Directors pursues its responsibility for Harrah's financial statements through its Audit Committee, which is composed solely of directors who are not Harrah's officers or employees. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Harrah's internal auditors report directly to the Audit Committee pursuant to gaming regulations. The independent public accountants have direct access to the Audit Committee, with and without the presence of management representatives.

/s/ Michael D. Rose                     /s/ Michael N. Regan

Michael D. Rose                         Michael N. Regan
Chairman of the Board                   Vice President, Controller and
                                        Chief Accounting Officer


REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries (Harrah's) as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of Harrah's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

     As explained in Note 10 to the consolidated financial statements, effective January 1, 1994, Harrah's changed its method of accounting for preopening costs.

/s/ Arthur Andersen LLP

Memphis, Tennessee,
March 5, 1996.

HARRAH'S ENTERTAINMENT, INC.
QUARTERLY RESULTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)

                                            First    Second     Third    Fourth
                                          Quarter   Quarter   Quarter   Quarter            Year
                                         --------  --------  --------  --------      ----------
1995
----
Revenues ..............................  $356,481  $389,337  $425,824  $378,434      $1,550,076
Operating income (loss) ...............    72,421    83,760   103,771   (30,031)(1)     229,921(1)
Income (loss) from continuing
  operations ..........................    28,696    35,351    51,310   (36,547)(1)      78,810(1)
Income from discontinued hotel
  operations ..........................     9,604    11,626      --        --            21,230
Net income (loss) .....................    23,102    40,981    51,310   (36,547)(1)      78,846(1)
Earnings (loss) per share(3)
  Continuing operations ...............      0.28      0.35      0.50     (0.35)(1)        0.76(1)
  Discontinued operations .............      0.09      0.11      --        --              0.21
  Net income (loss) ...................      0.22      0.40      0.50     (0.35)(1)        0.76(1)

1994
----
Revenues ..............................  $290,232  $338,805  $366,811  $343,558      $1,339,406
Operating income ......................    62,038    77,227    75,851    54,071         269,187
Income (loss) from continuing
  operations ..........................    22,085    29,669    30,591   (32,361)(2)      49,984(2)
Income from discontinued hotel
  operations ..........................     6,131    10,207    13,592     6,389          36,319
Net income (loss) .....................    20,284    39,876    44,183   (25,972)(2)      78,371(2)
Earnings (loss) per share(3)
  Continuing operations ...............      0.22      0.29      0.30     (0.31)(2)        0.49(2)
  Discontinued operations .............      0.06      0.10      0.13      0.06            0.35
  Net income (loss) ...................      0.20      0.39      0.43     (0.25)(2)        0.76(2)

(1) Fourth quarter 1995 includes $93.3 million in pre-tax charges for project write-downs (see Note 8).

(2) 1994 includes a $53.4 million provision for settlement of litigation and related costs, of which $50.9 million was recorded in fourth quarter 1994 (see
Note 13).

(3) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common and common equivalent shares outstanding.

                      APPENDIX TO MANAGEMENT'S DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS ("MDA")


Page 25 of the MD&A contains a graph entitled "Gaming Revenue by Type" showing the following information:


                           Slots        Tables       Other
                           -----        ------       -----

              1993         68.6%        28.4%        3.0%
              1994         69.4%        28.1%        2.5%
              1995         71.8%        25.9%        2.3%


Page 27 of the MD&A contains a graph entitled "Income Before Income Taxes and Minority Interests" (before preopening costs, project write-downs and provision for settlement of litigation) showing the following information
(in millions of dollars):

                                      1993         1994         1995
                                     -----        -----        -----

              First Quarter          $12.8        $44.4        $52.4
              Second Quarter          34.2         63.3         61.0
              Third Quarter           57.6         67.8         89.8
              Fourth Quarter          34.9         32.6         42.2


Page 29 of the MD&A contains a graph entitled "Gaming Volume by State" (for owned and managed properties) showing the following information (in millions of dollars):

                                      1993         1994         1995
                                     -----        -----        -----

              Nevada                $6,826       $6,709       $6,728
              New Jersey             2,991        3,225        3,619
              Illinois                 658        1,953        2,711
              Mississippi              164        1,508        1,468
              Colorado                 171          341          381
              Louisiana                  -          818        2,878
              Missouri                   -          172        1,760
              Arizona                    -            -        1,100
              Washington                 -            -            4


Page 31 of the MD&A contains a graph entitled "Scheduled Debt Maturities" showing the following (in millions of dollars):

                                                                        Due
         Due in      Due in      Due in      Due in      Due in       After
Year     1 Year     2 Years     3 Years     4 Years     5 Years     5 Years
----     ------     -------     -------     -------     -------     -------

1994      $1.0        $1.6        $1.6       $302.7      $19.4       $402.2

1995       2.0         1.8         1.8          1.3      548.0        200.8