Form 10-K405, Exhibit 13
period 1996-12-31
HARRAHS ENTERTAINMENT INC
filed 1997-03-11
CIK 858339

                                                                      Exhibit 13

Financial and Statistical Highlights
(in millions, except stock data and statistical data)
(See Notes 1 and 9)

                                                                                                            Compound
                                                                                                              Growth
                                              1996(a)      1995(b)      1994(c)      1993         1992          Rate
--------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Continuing operations
  Revenues                               $ 1,588.1    $ 1,550.1    $ 1,339.4    $ 1,020.6    $   894.4          15.4%
  Income from operations                     237.9        229.9        269.2        210.0        161.0          10.3%
  Income before income taxes and
    minority interests                       172.1        151.6        139.3        139.0         85.1          19.3%
  Income from continuing operations           98.9         78.8         50.0         74.9         49.6          18.8%
Net income (d)                                98.9         78.8         78.4         86.3         52.5          17.2%
Adjusted EBITDA (e)                          406.9        450.1        366.5        274.4        223.6          16.1%

COMMON STOCK DATA
Earnings per share
  Continuing operations                  $    0.95    $    0.76    $    0.49    $    0.73    $    0.49          18.0%
  Discontinued hotel operations                  -         0.21         0.35         0.16         0.02           N/M
  Net income (d)                              0.95         0.76         0.76         0.84         0.52          16.3%
Market price of common stock
  at December 31 (d)                         19.88        24.25        30.88        45.75        18.33           2.0%
Common shares outstanding at
  year-end (in thousands)                  102,970      102,674      102,403      102,258      101,882           0.3%

FINANCIAL POSITION
Total assets (d)                         $ 1,974.1    $ 1,636.7    $ 1,738.0    $ 1,528.0    $ 1,297.3          11.1%
Total assets of continuing operations      1,974.1      1,636.7      1,595.0      1,347.5      1,085.1          16.1%
Current portion of long-term debt              1.8          2.0          1.0          1.0          2.2          (4.9)%
Long-term debt                               889.5        753.7        727.5        665.2        660.7           7.7%
Stockholders' equity (d)                     719.7        585.5        623.4        536.0        427.9          13.9%

(a) 1996 includes $52.2 million in pre-tax charges for project write-downs and reserves (see Note 7).

(b)  1995 includes $93.3 million in pre-tax charges for project write-downs (see
     Note 7).

(c) 1994 includes a $53.4 million provision for settlement of litigation and related costs (see Note 13).

(d) Amounts for periods prior to the June 30, 1995 dividend of PHC common stock to the Company's stockholders reflect the impact of the financial position and results of operations for the discontinued hotel business in those periods.

(e) Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) consists of Income from continuing operations before project write-downs and reserves, preopening costs, project reorganization costs and provision for settlement of litigation and related costs, plus interest expense, taxes, depreciation, amortization and equity in losses (income) of nonconsolidated affiliates. EBITDA is a supplemental financial measurement used by management, as well as by industry analysts, to evaluate Harrah's operations. However, EBITDA should not be construed as an alternative to Income from operations (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. EBITDA after project write-downs and reserves, preopening costs, project reorganization costs and provision for settlement of litigation and related costs for the years presented was as follows: 1996, $334.2 million; 1995, $356.3 million; 1994, $297.8 million; 1993, $274.1 million and 1992, $221.8 million.

                                                    Harrah's Entertainment, Inc.

                                                                                                          Compound
                                                                                                            Growth
                                                  1996(a)     1995(b)     1994(c)     1993        1992        Rate
------------------------------------------------------------------------------------------------------------------
CASH FLOWS
Provided by (used in)
  Operating activities                        $  285.7    $  213.7    $  227.3    $  198.2    $  108.8        27.3%
  Investing activities                          (383.7)     (209.2)     (331.4)     (225.8)      (99.3)       40.2%
  Financing activities                           107.2        47.7        69.8        (7.0)       (2.2)        N/M
Capital expenditures                             390.0       231.8       301.8       234.5       101.9        39.9%

FINANCIAL PERCENTAGES AND RATIOS
Return on revenues-continuing                      6.2%        5.1%        3.7%        7.3%        5.5%
Return on average invested capital                 8.8%        9.8%        7.9%       11.2%       10.6%
Return on average equity (f)                      14.5%       12.7%       14.2%       19.3%       13.0%
Ratio of earnings to fixed charges                 2.7         1.3         2.0         2.6         2.0
Current ratio                                      1.0         0.9         0.6         0.7         0.9
Ratio of book equity to total debt (g)             0.8         0.8         0.7         0.6         0.5
Ratio of market equity to total debt (g)           2.3         3.3         3.4         5.6         2.1
Ratio of Adjusted EBITDA to interest paid          5.2         6.1         4.8         3.8         3.0
Ratio of debt to Adjusted EBITDA                   2.2         1.7         2.0         2.4         3.0

SELECTED STATISTICAL DATA AS OF YEAR-END (h)
Casino square footage                          701,200     547,200     521,400     436,400     333,100
Number of slot machines                         19,011      15,335      14,808      12,504       9,100
Number of table games                              941         801         789         641         465
Number of hotel rooms (i)                        6,478       5,736       5,367       5,348       5,242
Gaming win (in millions)                      $1,572.0    $1,498.8    $1,145.3    $  812.1    $  711.8

(f) Ratio computed based on Income before extraordinary items and cumulative effect of change in accounting policy.

(g) For purposes of computing these ratios, total debt includes debt allocated to discontinued hotel operations for periods prior to the PHC Spin-off.

(h)  Includes both owned and managed properties.

(i) Excludes rooms operated by the Company's discontinued hotel operations for periods prior to the PHC Spin-off.

                                                    Harrah's Entertainment, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

     1996 was a demanding and difficult year for much of the casino entertainment industry. In the early 1990's, the industry enjoyed unprecedented growth as new jurisdictions embraced casino entertainment. New markets developed quickly and demand in these markets outpaced initial supply, resulting in high operating margins for the early entrants, like Harrah's, into these temporary oligopolies. In the mid-1990's, overall supply in some of these new markets has surpassed demand as the markets have been built-out with additional, ever larger properties, deflating the initial high margins experienced by the early entrants. At the same time, a lull in the opening of new markets has limited new investment and growth opportunities for the industry, resulting in the reinvestment of the industry's operating cash flows in facility expansions in existing markets, which has further increased supply and intensified competitive pressures in many markets.

     An aggressive participant in and beneficiary of the early 1990's expansion of casino entertainment, Harrah's Entertainment, Inc., (referred to in this discussion, together with its subsidiaries when appropriate, as "Harrah's" or the "Company,") is one of the most recognized names in casino entertainment. The Company's unique geographic distribution, achieved through its pursuit in the early 1990's of new market development projects funded largely by $1.2 billion in operating cash flows generated thus far in the 1990's, affords it the unique opportunity to serve a rapidly growing class of casino customer, the multi-market player. Following the growth and expansion of the early 1990's, Harrah's now has the opportunity to focus on the markets, operations and investments that will best serve its targeted customer base and further expand its brand value on a profitable basis. This includes selective reinvestment to expand and enhance product offerings in those markets that satisfy the Company's strategic objectives of brand growth and returns on capital invested on a long-term basis.

     Harrah's was not immune from the adverse effects of unprecedented growth in casino markets which buffeted the casino entertainment industry in 1996. The following discussion and analysis of Harrah's financial results and strategic plans for the future highlights the Company's responses to these market conditions and its continued focus on building the only true national casino brand. This focus should enable the Company to further build and maintain a leadership position among its targeted customers in such a way as to build value for its stockholders.

OVERALL RESULTS OF OPERATIONS
-----------------------------

                                                                Percentage
                                                            Increase/(Decrease)
(in millions, except                                       ---------------------
earnings per share)        1996        1995        1994    96 vs 95    95 vs 94
--------------------------------------------------------------------------------
Revenues               $1,588.1    $1,550.1    $1,339.4       2.5%      15.7%
Income from
  operations              237.9       229.9       269.2       3.5%     (14.6)%
Income from
  continuing
  operations               98.9        78.8        50.0      25.5%      57.6%
Net income                 98.9        78.8        78.4      25.5%       0.5%
Earnings per share
  Continuing
    operations             0.95        0.76        0.49      25.0%      55.1%
  Net income               0.95        0.76        0.76      25.0%         -
Operating
  margin                   15.0%       14.8%       20.1%      0.2pts    (5.3)pts

     Comparisons of the financial data contained in the table above are difficult due to the inclusion of various special charges in each of the periods presented. The table below reflects pro forma comparisons which exclude the impact of project write-downs and reserves, preopening costs, project reorganization costs, provision for settlement of litigation and related costs, equity in income (losses) of nonconsolidated affiliates and discontinued operations.

                                                                Percentage
                                                            Increase/(Decrease)
(in millions, except                                       ---------------------
earnings per share)        1996        1995        1994    96 vs 95    95 vs 94
--------------------------------------------------------------------------------
Revenues               $1,586.0    $1,578.5    $1,347.9       0.5%       17.1%
Income from
  operations              308.4       352.4       293.0     (12.5)%      20.3%
Income from
  continuing
  operations              139.8       164.6       115.5     (15.1)%      42.5%
Earnings per share
  Continuing
    operations             1.35        1.60        1.12     (15.6)%      42.9%
Operating
  margin                   19.4%       22.3%       21.7%     (2.9)pts     0.6pts

These pro forma results reflect the increasingly competitive environment faced by Harrah's over this three year period in many of the markets in which it operates.

     The financial impact of the intensified competitive conditions can also be seen in the following table, which summarizes contributions to operating profit (income from operations before corporate expenses and project reorganization costs) by major operating division for 1996, 1995 and 1994 in millions of dollars and as a percent of the total:

Harrah's Entertainment, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

                                  Contribution for the Year Ended December 31,
                                -----------------------------------------------
                                In Millions of Dollars      Percent of Total
                                ----------------------    ---------------------
                                 1996    1995    1994     1996    1995    1994
-------------------------------------------------------------------------------
Riverboat                        $141    $172    $127       41%     49%     41%
Atlantic City                      75      86      74       22      24      24
Southern Nevada                    68      73      75       20      21      24
Northern Nevada                    60      66      76       17      19      24
Indian/Limited Stakes               7       8       -        2       2       -
New Orleans                         -     (28)     (9)       -      (8)     (3)
Development costs                 (12)    (17)    (22)      (4)     (5)     (7)
Other                               6      (6)     (8)       2      (2)     (3)
                                 ----    ----    ----      ---     ---     ---
  Subtotal                        345     354     313      100%    100%    100%
                                                           ===     ===     ===
Project write-downs
  and reserves                    (52)    (93)      -
Preopening costs                   (6)     (1)    (15)
                                 ----    ----    ----
    Operating profit             $287    $260    $298
                                 ====    ====    ====

DIVISION OPERATING RESULTS AND DEVELOPMENT PLANS
------------------------------------------------

Riverboat Division
------------------

                                                               Percentage
                                                           Increase/(Decrease)
                                                         ----------------------
(in millions)           1996        1995        1994      96 vs 95    95 vs 94
-------------------------------------------------------------------------------
Casino revenues       $596.0      $557.2      $388.8        7.0%       43.3%
Total revenues         629.1       593.5       415.0        6.0%       43.0%
Operating profit       141.2       172.2       126.8      (18.0)%      35.8%
Operating margin        22.4%       29.0%       30.6%      (6.6)pts    (1.6)pts

     Despite increased revenues for the Division in 1996 over 1995, operating margins and profits declined in the face of new and increased competition in several markets over the past year.

     A near doubling of regional supply introduced in neighboring Indiana in June negatively impacted operating profit and margins at Harrah's riverboat property in Joliet, Illinois. The Company believes that recent adjustments, including a modified cruising schedule, will stabilize results at the property, but revenues and profits at Harrah's Joliet are not expected to return to their previous levels. Harrah's is evaluating a proposed expansion project at the Joliet property to add a 240-suite hotel, a 380-space parking garage and meeting facilities. A decision whether or not to proceed with the expansion will be made after completion of market assessments, including the impact of Indiana casinos, financial feasibility studies and planning and design work.

     In Tunica, Mississippi, Harrah's opened a second property, Harrah's Tunica Mardi Gras, in April 1996, and an adjacent 200-room hotel in June 1996. A competitor opened a major new development in June 1996 and substantially increased total capacity in the Tunica market. Due to the consequences of competitive pressures which now exist in this market, Harrah's properties in Tunica reported a combined net operating loss for 1996. In reaction to this operating environment and in order to reach target customers by focusing its efforts on the new Mardi Gras property, in January 1997, Harrah's announced its intention to exit its original Tunica casino and has recorded a reserve for the impairment of the original Tunica casino's carrying value (see Other Factors Affecting Net Income section). A final decision on how to exit the original casino will be made by mid-year 1997.

     Harrah's North Kansas City achieved higher revenues in 1996 with the addition of a second riverboat casino, but, due to competitive factors, 1996 operating profit declined 17.5% compared to the prior year as a result of higher promotional and marketing costs, including the decision to waive admission charges. In December 1996, Harrah's opened a 200-room hotel at its North Kansas City riverboat casino, representing the final phase of an expansion project that also included the March 1996 addition of a 1,060-car parking garage, the May 1996 addition of a second riverboat casino with approximately 30,000 square feet of gaming space, and other shoreside improvements. In January 1997, a competitor opened a major new casino development, and the impact this new facility will have on operations at Harrah's North Kansas City is not yet fully known.

     Harrah's Shreveport posted higher revenues and operating profit in 1996 as the Company's position in this market remained strong. Harrah's is evaluating a possible expansion of its current Shreveport facility to include hotel rooms as well as additional parking, restaurant and meeting facilities. The Company is also pursuing alternative plans for a possible joint venture development which would provide for a second riverboat to be owned and operated by another casino company and construction of two separately-branded 300-room hotels, with jointly owned shoreside facilities that would be managed by Harrah's. Construction on this joint venture development could begin by mid-year 1997, with phased openings and a targeted completion date during the last half of 1998. Any expansion project is subject to the receipt of necessary regulatory approvals and reaching a definitive agreement with the City of Shreveport.

     In addition to the expansions of existing properties described above, in March 1997, Harrah's expects to open a riverboat casino entertainment complex in Maryland Heights, Missouri, a suburb of St. Louis, subject to regulatory approval. The facility includes four riverboat casinos, two of which will be owned and operated by Harrah's, and shoreside facilities jointly-owned with Players International, Inc., including a 291-room Harrah's-managed hotel and an entertainment mall. Harrah's two riverboats will contain a total of approximately 52,000 square feet of casino space, 1,230 slot machines and 80 table games. Harrah's investment in the Maryland Heights development project is expected to total $180 million, of which approximately $113 million had been invested at December 31, 1996, including approximately $76 million contributed to the partnership developing the shoreside facilities.

     1995 revenues for the Riverboat Division were substantially higher than 1994 revenues, as 1995 marked the first full year of operations for Harrah's properties in two of Harrah's five riverboat markets. 1995 operating profits increased over 1994 primarily as a result of the additional revenues earned.

                                                    Harrah's Entertainment, Inc.

Atlantic City
-------------

                                                               Percentage
                                                           Increase/(Decrease)
                                                         ----------------------
(in millions)           1996        1995        1994      96 vs 95    95 vs 94
-------------------------------------------------------------------------------
Casino revenues       $310.1      $314.7      $287.8       (1.5)%       9.3%
Total revenues         338.6       341.5       316.6       (0.8)%       7.9%
Operating profit        75.0        85.6        74.5      (12.4)%      14.9%
Operating margin        22.2%       25.1%       23.5%      (2.9)pts     1.6pts

     In Atlantic City, Harrah's 1996 revenues declined only slightly from 1995 levels, but higher promotional and marketing costs resulted in disproportionate declines in operating profits and margins, as complimentary and promotional expenses rose in order to maintain competitive position. Harrah's is currently constructing a new 416-room hotel tower, which is expected to open in late second quarter 1997. This represents the final phase of an expansion project that also added 13,500 square feet of casino space and 500 slot machines in June 1996 and a new marine-themed buffet restaurant in fourth quarter 1996. Of the total $80.7 million estimated cost of the expansion, approximately $51 million had been spent as of December 31, 1996. As part of the current expansion project, Harrah's received a $15.8 million credit toward certain future obligations under the New Jersey Casino Control Act.

     In 1995, Harrah's Atlantic City achieved record revenues, driven by growth in slot revenues, resulting in near record operating profit.

     Harrah's has announced a possible second phase to its Atlantic City expansion, pending substantive progress on development of new casino hotel projects in the Marina area of Atlantic City by other companies, appropriate regulatory approvals and adequate resolution of road and access improvements that have been the subject of discussions among the state, city and developers. The expansion would position Harrah's Atlantic City as one of the largest casino resorts in that market and would link Harrah's into the overall new development plan. This phase, if completed as currently envisioned, would include significant additional guest rooms and casino space, as well as enhancements in convention facilities, restaurant offerings, parking facilities and other nongaming amenities. At present, because of the uncertainties relating to this project, there is no assurance this second phase will proceed.

Southern Nevada Division
------------------------

                                                               Percentage
                                                           Increase/(Decrease)
                                                         ----------------------
(in millions)           1996        1995        1994      96 vs 95    95 vs 94
-------------------------------------------------------------------------------
Casino revenues       $190.8      $198.3      $198.5        (3.8)%      (0.1)%
Total revenues         289.8       297.2       293.8        (2.5)%       1.2%
Operating profit        68.0        72.8        74.9        (6.6)%      (2.8)%
Operating margin        23.5%       24.5%       25.5%       (1.0)pt     (1.0)pt

     1996 results in Southern Nevada were impacted by construction disruptions at Harrah's Las Vegas, where a $200 million expansion and renovation project is currently underway. The expansion and renovation includes a new 986-room hotel tower, additional casino space, a complete remodeling of the casino's exterior facade and entrances and significant additions and improvements to nongaming amenities. In the first half of 1996, prior to the start of construction on the exterior facade, Harrah's Las Vegas achieved record revenues and operating profit. During the last half of 1996, however, construction blocked entrances to the casino and gaming volume declined 11%, resulting in lower revenues and profits. The additional casino space and the facade improvements are being opened in phases and are expected to be completed during third quarter 1997. Harrah's is scheduled to begin opening the hotel rooms in May 1997, with completion of the tower expected by the end of third quarter 1997. As of December 31, 1996, approximately $86 million had been spent on this project.

     Harrah's Laughlin continues to be affected by competition from neighboring Arizona and California Indian casinos and from high profile new Las Vegas area casino developments. In 1996, gaming volume declined 5.1% at Harrah's Laughlin, resulting in lower revenues and operating profit.

     In addition to the expansion of its current Las Vegas property, Harrah's has also stated its interest in constructing or acquiring a second Las Vegas casino property, subject to location and project economics. At the present time, however, no definitive plans have been completed, no property has been identified, and there is no assurance the Company will construct or acquire such a property.

Northern Nevada Division
------------------------
                                                               Percentage
                                                           Increase/(Decrease)
                                                         -----------------------
(in millions)           1996        1995        1994      96 vs 95    95 vs 94
--------------------------------------------------------------------------------
Casino revenues       $226.5      $243.6      $243.0        (7.0)%       0.2%
Total revenues         299.2       315.6       310.3        (5.2)%       1.7%
Operating profit        59.8        66.4        75.7        (9.9)%     (12.3)%
Operating margin        20.0%       21.0%       24.4%       (1.0)pt     (3.4)pts

     In Northern Nevada, 1996 casino revenues, total revenues and operating profit declined from 1995 levels due to a 6% decrease in gaming volume. Although all three properties in the Division experienced declines, the largest decrease occurred in Reno, where a major new competitor opened in July 1995.

     1995 revenues for the Division were consistent with those of the prior year, but profits and margins decreased due to increasing costs and competitive adjustments in Reno in response to the additional competition in that market during the second half of the year.

     During early January 1997, severe flooding occurred in Northern Nevada and its feeder markets, closing Harrah's Reno for one day and the primary feeder highway to Lake Tahoe for several weeks. This event is expected to significantly impact first quarter 1997 operating results for the Division.

Harrah's Entertainment, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Indian and Limited Stakes Division
----------------------------------

     Revenues from Harrah's Indian and limited stakes casinos increased in 1996 over 1995, due to higher management fees from Harrah's Phoenix Ak-Chin casino. Overall operating profit from these properties decreased slightly, however, due to costs related to Harrah's management of the Skagit Valley and Colorado casinos.

     Subsequent to December 31, 1996, Harrah's announced the sale of its ownership interest in the Colorado casinos, subject to regulatory approval, and its intention to discontinue managing those casinos by March 31, 1997. These transactions will not have a material impact on Harrah's financial statements.

     Harrah's continues to pursue additional development opportunities for casinos on Indian land and has received National Indian Gaming Commission ("NIGC") approval of development and management agreements with the Eastern Band of Cherokees for a casino development at Cherokee, North Carolina. Construction on this project is underway and the facility, which will contain approximately 60,000 square feet of casino space, is expected to open during fourth quarter 1997. Though Harrah's is not funding this development, it has guaranteed the related bank financing of $82 million, which was secured during November 1996.

     In early 1997, Harrah's received NIGC approval of development and management agreements with the Prairie Band of Potawatomi Indians for a development near Topeka, Kansas. Plans call for the construction of a $37 million casino facility which will include approximately 27,000 square feet of casino space. This facility, which is expected to be completed by the end of 1997, assuming timely receipt of all approvals and permits, will be managed by a Harrah's subsidiary and financed by loans which Harrah's will guarantee.

     Harrah's has also signed definitive development and management agreements with the Pokagon Band of Potawatomi Indians for future casino developments in Michigan and Indiana and has previously announced agreements with other Indian tribes. These proposed developments are in various stages of negotiation and are subject to certain conditions, including approval from appropriate government agencies. During 1996, the Michigan legislature declined to concur with the Governor's execution of the compact for a Michigan casino development by the Pokagon Band, but efforts to gain alternative approvals continue. If the necessary approvals are received, Harrah's would likely guarantee the related bank financing for the projects, which could be significant.

     See Debt and Liquidity section for further discussion of Harrah's guarantees of debt related to Indian projects.

New Orleans
-----------

     Income from operations for 1995 and 1994 includes losses of $27.7 million and $8.5 million, respectively, representing Harrah's share of net losses, excluding interest expense, incurred by Harrah's Jazz Company ("Harrah's Jazz"), the partnership which holds the right to develop the sole land-based casino in Orleans Parish, Louisiana. No equity pick-up was included for the 1996 period related to Harrah's Jazz as the book value of this investment was reduced to zero in fourth quarter 1995. (See Harrah's Jazz Company and Other Factors Affecting Net Income sections for further discussion.)

Other
-----

     During first quarter 1996, Harrah's Sky City opened in Auckland, New Zealand, and is the first Harrah's casino entertainment facility outside the United States. The casino portion of the facility opened in February 1996 and contains 45,000 square feet of casino space, 1,050 slot machines and 100 table games. In second quarter 1996, a 344-room hotel opened, followed by the third quarter 1996 opening of a 700-seat theater. Construction continues on a 1,066-foot sky tower, the final phase of the Sky City project, which is expected to open in mid-1997. This facility is owned by Sky City Limited, a New Zealand publicly-traded company in which Harrah's owns a 12.5% equity interest, and is managed by Harrah's for a fee. Management fees received from Harrah's Sky City are reported in Revenues-Management fees.

     Development costs for 1996 decreased from prior year levels due to lower levels of development activity.

OTHER FACTORS AFFECTING NET INCOME
----------------------------------

                                                               Percentage
                                                           Increase/(Decrease)
(income)/expense                                         -----------------------
(in millions)            1996       1995        1994      96 vs 95    95 vs 94
--------------------------------------------------------------------------------
Project write-downs
  and reserves          $52.2     $ 93.3      $    -         N/M         N/M
Preopening costs          5.9        0.5        15.3         N/M         N/M
Corporate expense        34.3       30.3        28.9        13.2%        4.8%
Project reorgani-
  zation costs           14.6          -           -         N/M         N/M
Interest expense, net    70.9       94.4        78.4       (24.9)%      20.4%
Provision for
  settlement of
  litigation and
  related costs             -          -        53.4         N/M         N/M
Other income             (5.2)     (16.1)       (1.9)      (67.7)%       N/M
Effective tax rate       39.1%      40.0%       54.1%       (0.9)pt    (14.1)pts
Minority interests      $ 5.9     $ 12.1      $ 13.9       (51.2)%     (12.9)%
Discontinued
  operations
  Hotel earnings,
     net of tax             -      (21.2)      (36.3)        N/M       (41.6)%
  Spin-off transaction
     costs, net of tax      -       21.2           -         N/M         N/M
Cumulative effect
  of change in
  accounting policy,
  net of tax                -          -         7.9         N/M         N/M

                                                    Harrah's Entertainment, Inc.

     Project write-downs and reserves in 1996 include write-downs for the impairment of certain long-lived assets, primarily the Company's original Tunica, Mississippi, casino property, computed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as well as the accrual of reserves for certain contingent obligations. Project write-downs and reserves in 1995 related to Harrah's write-offs of investments in and advances to nonconsolidated affiliates, including Harrah's investment in Harrah's Jazz, and the write-down of impaired and abandoned assets.

     Preopening costs for 1996 include costs incurred in connection with the second quarter 1996 opening of Harrah's Tunica Mardi Gras and expansions of Harrah's North Kansas City, Las Vegas and Atlantic City properties. 1995 preopening costs related to the opening of the Hampton Inn hotel tower in Reno and 1994 costs related primarily to the opening of Harrah's Shreveport and North Kansas City properties.

     Corporate expense increased in 1996 over 1995 as a result of higher information technology, legal and corporate relations costs, and in 1995 over 1994 as a result of higher information technology costs. Project reorganization costs incurred during 1996 represent Harrah's costs, including legal fees, associated with the development of a reorganization plan for the New Orleans casino (see Harrah's Jazz Company section). Interest expense decreased in 1996 from 1995, and increased in 1995 over 1994, primarily as a result of 1995's inclusion of Harrah's pro rata share of Harrah's Jazz interest expense.

     1994 operating results included a provision for settlement of litigation and related costs of $53.4 million to record the settlement of certain litigation associated with the 1990 spin-off of the Company and the acquisition of the Holiday Inn business by Bass PLC, along with related legal fees and other expenses.

     Other income decreased in 1996 due primarily to the inclusion in 1995's results of an $11.7 million gain on the sale of a portion of Harrah's investment in Sky City Limited which owns the casino entertainment facility in Auckland, New Zealand.

     The effective tax rates for all years are higher than the federal statutory rate primarily due to state income taxes. Additionally, the 1994 tax rate is higher due to the inclusion in Harrah's 1994 operating results of the provision for settlement of litigation, which is not deductible for federal income tax purposes. Minority interests reflect joint venture partners' shares of income at joint venture riverboat casinos and decreased in 1996 from the prior year level as a result of the minority partner's share of the impairment write-down of Harrah's original Tunica property and lower Joliet earnings.

     As a result of the June 30, 1995 spin-off of the Company's hotel operations (the "PHC Spin-off"), the operating results of the hotel business prior to July 1, 1995, are segregated and reported as discontinued operations in the accompanying Consolidated Statements of Income for periods prior to the spin-off date. Prior year operating results include the earnings of discontinued operations, as well as a 1995 charge of $21.2 million, or $0.21 per share, net of tax, representing the costs to complete the PHC Spin-off transaction.

     1994 results include a net cumulative charge of $7.9 million, or $0.08 per share, associated with Harrah's change in its accounting policy related to preopening costs (see Note 10 to the accompanying consolidated financial statements).

     Harrah's adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. This statement defines a fair value based method of measuring compensation costs for employee stock compensation programs, but permits companies to follow the intrinsic value based method previously required, with pro forma footnote disclosure of the effect that the fair value method would have had on net income and earnings per share. Harrah's elected the disclosure alternative, and, as required, the pro forma effects of this statement are included in its financial statement footnotes.

HARRAH'S JAZZ COMPANY
---------------------

     A Harrah's subsidiary owns an approximate 47% interest in Harrah's Jazz, a partnership formed for purposes of developing, owning and operating the exclusive land-based casino entertainment facility in New Orleans, Louisiana, on the site of the former Rivergate Convention Center (the "Rivergate"). On November 22, 1995, Harrah's Jazz and its wholly-owned subsidiary, Harrah's Jazz Finance Corp., filed petitions for relief under Chapter 11 of the Bankruptcy Code. Prior to the filing, Harrah's Jazz was operating a temporary casino in the New Orleans, Louisiana Municipal Auditorium (the "Basin Street Casino") and constructing a new permanent casino facility on the Rivergate site (the "Rivergate Casino"). Harrah's Jazz ceased operation of the Basin Street Casino and construction of the Rivergate Casino on November 22, 1995 prior to the bankruptcy filings.

     Harrah's Jazz filed a plan of reorganization with the Bankruptcy Court on April 3, 1996 and has filed several subsequent amendments to the plan (the "Plan"). On February 28, 1997, the Bankruptcy Court approved the disclosure statement of Harrah's Jazz relating to the Plan and set a confirmation hearing to approve the Plan for April 14, 1997. Under the Plan, the assets and business of Harrah's Jazz would vest in Jazz Casino Corporation, a newly formed corporation ("JCC"), on the effective date of the Plan. JCC would be responsible for completing construction of the Rivergate Casino. Under the Plan, Harrah's Jazz's existing public debt would be canceled and the holders of that debt would receive 37.1% of the equity in JCC's indirect parent ("JCC Holding"). An additional 15% of the equity in JCC Holding would be allocated to debtholders who execute certain releases and an affiliate of the Company would receive in exchange for equity investments and other consideration to be provided under the Plan the remaining 47.9% of the equity in JCC Holding, a portion of which would be assigned to certain Harrah's Jazz partner-related parties.

Harrah's Entertainment, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition, holders of the public debt would receive (i) $187.5 million in aggregate principal amount of 8% Senior Subordinated Notes of JCC due 2006 with contingent payments, and (ii) a pro rata share of Senior Subordinated Contingent Notes of JCC due 2006.

     During the course of the bankruptcy of Harrah's Jazz, a subsidiary of the Company has made debtor-in-possession loans to Harrah's Jazz, totalling approximately $17.2 million as of December 31, 1996, to fund certain obligations to the City of New Orleans and other cash requirements of Harrah's Jazz. The Company has proposed to make up to $25 million in such loans, however, it is likely that Harrah's Jazz will require debtor-in-possession loans from the Company in excess of the $25 million currently proposed.

     If the Plan is consummated, Harrah's would invest an additional $75 million in the project and deliver new completion guaranties. Any debtor-in-possession financing, including the approximately $17.2 million in financing already advanced and discussed above, would be repaid or converted into equity (and count toward the $75 million investment referred to above) upon consummation of the Plan. The Plan also provides that JCC will obtain a $180 million secured term loan and revolving credit facility to finance completion of the Rivergate Casino and provide JCC with working capital availability, and that Harrah's will guarantee or provide credit support for $120 million of this financing. If the Plan is consummated, it is anticipated that Harrah's will also make an additional $20 million subordinated loan to JCC to assist in financing construction of the Rivergate Casino.

     The Plan also contemplates the opening of the permanent casino at the Rivergate Casino site approximately nine months after the consummation of the Plan. If the Plan is consummated, it is expected that the consummation would occur in second quarter 1997. Under the Plan, there would be no temporary casino and the Basin Street Casino would not reopen.

     In addition to the matters discussed above, the Plan is subject to other amendments, and such other amendments may be material. There can be no assurance that definitive agreements necessary to consummate the Plan will be reached or that the amended Plan will be approved, or, if approved, that the conditions to consummation of the Plan will be met. Additionally, ongoing litigation and reorganization costs related to the Harrah's Jazz bankruptcy, which could be significant, will have a corresponding impact on Harrah's future earnings and cash flows. In the event the Plan is consummated, the Company anticipates that a significant part of such litigation will be dismissed.

CAPITAL SPENDING AND DEVELOPMENT SUMMARY
----------------------------------------

     In addition to the specific development and expansion projects discussed above, Harrah's performs on-going refurbishment and maintenance at its casino entertainment facilities in order to maintain the Company's quality standards. Harrah's also continues to pursue possible development opportunities for additional casino entertainment facilities that meet its strategic brand goals and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Preopening costs incurred during the construction period are deferred and expensed at the respective property's opening.

     The Company's planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued by Harrah's will be made available from operating cash flows, the Bank Facility (see Debt and Liquidity section), Harrah's existing shelf registration (see Debt and Liquidity section), joint venture partners, specific project financing, guarantees by Harrah's of third party debt and, if necessary, additional Harrah's debt and/or equity offerings. Harrah's capital spending for 1996 totalled approximately
$390 million. Estimated total capital expenditures for 1997 are expected to be $350 million to $400 million, including the projects discussed in the Division Operating Results and Development Plans section, the refurbishment of existing facilities and other projects, but excluding the possible purchase or construction of a second Las Vegas property and the possible second phase of Harrah's Atlantic City expansion.

DEBT AND LIQUIDITY
------------------

     During fourth quarter 1996, Harrah's negotiated amendments to its reducing revolving and letter of credit facility, including an increase in total capacity from $750 million to $1.1 billion and modifications to certain financial covenants. As amended, this bank facility consists of a five-year $950 million reducing revolving and letter of credit facility maturing in 2000 and a separate $150 million revolving credit facility which is renewable annually, at the lenders' option, through 2000 (collectively, the "Facility"). Scheduled reductions of the borrowing capacity under the $950 million facility are as follows: $50 million, July 1998; $75 million, January 1999; $75 million, July 1999; $100 million, January 2000; and $650 million, July

                                                    Harrah's Entertainment, Inc.

2000. As of December 31, 1996, $481.0 million in borrowings were outstanding under the Facility, with an additional $19.9 million committed to back letters of credit, resulting in $599.1 million of available Facility capacity as of December 31, 1996.

Interest Rate Agreements
------------------------

     To manage the relative mix of its debt between fixed and variable rate instruments, Harrah's has entered into interest rate swap agreements to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. As of December 31, 1996, Harrah's was a party to the following interest rate swap agreements on certain fixed rate debt:

                                  Effective      Next Semi-
                         Swap       Rate at     Annual Rate
Associated               Rate       Dec. 31,     Adjustment
Debt                  (LIBOR+)         1996            Date       Swap Maturity
-------------------------------------------------------------------------------
10 7/8% Notes
  $200 million          4.73%         10.46%       April 15        October 1997
8 3/4% Notes
  $50 million           3.42%          8.99%         May 15            May 1998
  $50 million           3.22%          9.25%     January 15           July 1998

In accordance with the terms of the interest rate swap agreements, the effective interest rate on $50 million of the 8 3/4% Notes was adjusted on January 15, 1997, to 8.95%.

     Harrah's maintains seven additional interest rate swap agreements which effectively convert variable rate debt to a fixed rate. The following table summarizes the terms of these swap agreements, all of which reset on a quarterly basis, as of December 31, 1996:

                                                   Swap Rate
                                                    Received
                            Swap Rate          (Variable) at                Swap
Notional Amount           Paid (Fixed)         Dec. 31, 1996            Maturity
--------------------------------------------------------------------------------
$50 million                     7.910%                 5.531%       January 1998
$50 million                     6.985%                 5.582%         March 2000
$50 million                     6.951%                 5.594%         March 2000
$50 million                     6.945%                 5.594%         March 2000
$50 million                     6.651%                 5.500%           May 2000
$50 million                     5.788%                 5.500%          June 2000
$50 million                     5.785%                 5.500%          June 2000

In accordance with the terms of the above $50 million swap which matures in January 1998, the variable interest rate was adjusted on January 27, 1997, to 5.563%.

     The differences to be paid or received by Harrah's under the terms of its interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received by Harrah's pursuant to the terms of its interest rate agreements will have a corresponding effect on its future cash flows. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. Harrah's minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

Guarantees of Third Party Debt
------------------------------

     As part of a transaction whereby Harrah's effectively secured an option to a site for a potential casino, Harrah's has guaranteed a third party's $24.7 million variable rate bank loan. Harrah's also entered into an interest rate swap agreement, in which Harrah's receives a fixed interest rate of 7% from the third party and pays the variable interest rate of the subject debt (LIBOR plus 1% at December 31, 1996) to the bank. The interest rate swap is marked to market by Harrah's, with the adjustment recorded in interest expense. Both the loan and the swap agreement expire on February 28, 1997, and are currently being renegotiated. The existing guaranty contains an element of risk that, should the borrower be unable to perform, the Company could become responsible for repayment of at least a portion of the obligation. Harrah's has reduced this exposure by obtaining a security interest in certain assets of the third party. Harrah's may continue to guarantee the renegotiated debt.

     As described in the Division Operating Results and Development Plans - Indian and Limited Stakes section, Harrah's may guarantee all or part of the debt incurred by Indian tribes with which Harrah's has entered a management contract to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, Harrah's has obtained a first lien on the personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, the value of such property would satisfy Harrah's obligations in the event these guarantees were enforced. Additionally, Harrah's has received limited waivers from the Indian tribes of their sovereign immunity to allow Harrah's to pursue its rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken.

Shelf Registration
------------------

     To provide for additional financing flexibility, Harrah's, together with its wholly-owned subsidiary Harrah's Operating Company, Inc. ("HOC"), has an effective shelf registration statement with the Securities and Exchange Commission ("SEC") for up to $200 million of Harrah's common stock or HOC preferred stock or debt securities. The issue price of the Harrah's common stock or the terms and conditions of the HOC preferred stock or debt securities, which will be unconditionally guaranteed by Harrah's, will be determined by market conditions at the time of issuance. The shelf registration is available until October 1997.

EQUITY TRANSACTIONS
-------------------

     In October 1996, Harrah's Board of Directors approved a plan which authorizes the purchase in open market and other transactions of up to 10% of Harrah's outstanding shares of common stock. As of December 31, 1996, 759,400 shares had been purchased at a cost of approximately $13 million and are being held in treasury. The Company expects to acquire additional shares from time to time at prevailing market prices through the December 31, 1997, expiration of the approved plan.

Harrah's Entertainment, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

INCOME TAX MATTERS
------------------

     In connection with the PHC Spin-off, Harrah's entered into a tax sharing agreement with PHC wherein each company is obligated for those taxes associated with their respective businesses. Additionally, Harrah's is obligated for all taxes for periods prior to the PHC Spin-off date which are not specifically related to PHC operations and/or PHC hotel locations. Harrah's obligations under this agreement are not expected to have a material adverse effect on its consolidated financial position or results of operations.

EFFECTS OF CURRENT ECONOMIC AND POLITICAL CONDITIONS
----------------------------------------------------

Competitive Pressures
---------------------

     The casino entertainment industry has undergone substantial growth over the past several years as a result of the spread of gaming to new jurisdictions. Whereas traditional markets were limited, drawing primarily long-distance travelers, the newer casino markets are geographically dispersed, resulting in casino entertainment being within a reasonable driving distance for many Americans. Harrah's participated in this industry transformation, developing casinos in many new markets, and as a result is an extremely diverse gaming company.

     As compared to the early 1990's, the number of new markets opening for development in 1996 was more limited and existing markets became much more competitive. The focus of many casino operators in 1996 shifted to investing in existing markets, in an effort both to attract new customers and to gain a greater market share of existing customers. As companies have completed these expansion projects, supply has grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's, have announced plans for additional developments or expansions in some markets. The impact that these projects will have on Harrah's operations, if they are completed, cannot be determined at this time.

     Harrah's properties in the traditional gaming markets in Nevada and New Jersey have generally reacted less significantly to the changing competitive conditions, as the amount of supply change within these markets has represented a smaller percentage change than that experienced in some riverboat markets. In Reno, where a significant new development opened in July 1995, Harrah's operating profit improved significantly in fourth quarter 1996 over the prior year quarter, as competitive adjustments have been made, resulting in margin improvement. In Las Vegas, several major developments have opened within the past few years and numerous new developments and property expansions, including an expansion at Harrah's Las Vegas, are underway. To date, the Las Vegas market has continued to absorb these additions to its supply, but there can be no assurance that it will continue to do so. In the Atlantic City market, additional casino space and hotel rooms have opened within the past year and several major developments are proposed. This activity has intensified competition during the last year, increasing promotional costs and reducing margins.

     In riverboat markets, the recent additions to supply have had a more noticeable impact, due to the fact that competition was limited in the early stages of many of these markets. Four of the five riverboat markets in which Harrah's operates have seen significant additional competition within the past twelve months. In Joliet, the opening in late second quarter 1996 of Indiana riverboats, effectively doubling the Chicago area capacity, resulted in a 24% decline in Harrah's combined third and fourth quarter gaming volume from the comparable prior year period. In Tunica, where Harrah's operated two casino properties for most of 1996, a major new property opened in June 1996, and several existing properties, including Harrah's, added hotel rooms and other amenities and more are planned. In response to competitive pressures in this market and in order to build a market leading position for Harrah's Tunica Mardi Gras Casino, Harrah's has announced that it will have a final decision on how to exit its original Tunica property by mid-1997. In October 1996, a fourth casino entered the Shreveport market, and in January 1997, a major new development opened in the Kansas City market. The ultimate impact that these developments will have on Harrah's operating results cannot be predicted at this time.

     Over the past several years, there has also been a significant increase in the number of casinos on Indian lands, made possible by the Indian Gaming Regulatory Act of 1988. Harrah's manages two such facilities and two additional properties are currently under development. The future growth potential from Indian casinos is also uncertain, however.

     Although the short-term effect of these competitive developments on the Company has been negative, Harrah's is not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on its current or future markets. Management believes that the diversity of Harrah's operations, its multi-market customer base and the Company's continuing efforts to establish Harrah's as a premier brand name have well-positioned Harrah's to face the challenges present within the industry.

Political Uncertainties
-----------------------

     The casino entertainment industry is also subject to political and regulatory uncertainty. In recent months, the U.S. government has formed a federal commission to study the casino gaming industry. At this time, the role of the commission and the ultimate impact that it will have on the industry is uncertain.

                                                    Harrah's Entertainment, Inc.

     From time to time, individual jurisdictions also consider legislation which could adversely impact Harrah's operations. In April 1996, the Louisiana State Legislature approved a local option bill which purported to give voters in each Parish the right to decide during the November 1996 general elections what forms of gaming they wanted to continue in their Parish. On November 5, 1996, residents of Orleans Parish voted to approve gaming at the Rivergate Casino, and residents of Caddo Parish, site of Harrah's Shreveport, voted to continue gaming in that market.

     The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, which would affect the industry. It is not possible to determine with certainty the scope or likelihood of possible future changes in tax laws or in the administration of such laws. If adopted, such changes could have a material adverse effect on Harrah's financial results.

INTERCOMPANY DIVIDEND RESTRICTION
---------------------------------

     Agreements governing the terms of its debt require Harrah's to abide by covenants which, among other things, limit HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments (other than for repurchases of Harrah's common stock), was approximately $719.9 million at December 31, 1996. With respect to any payments by HOC to Harrah's for the purpose of providing funds to Harrah's for the repurchase of its common stock, the amount of HOC's restricted net assets under such covenant was approximately $543.4 million at December 31, 1996. Harrah's principal asset is the stock of HOC, a wholly-owned subsidiary which holds, directly and through subsidiaries, the principal assets of Harrah's businesses. Given this ownership structure, these restrictions should not impair Harrah's ability to conduct its business through its subsidiaries, to pursue its development plans or to complete the stock repurchase program.

EFFECTS OF INFLATION
--------------------


     Inflation has had little effect on Harrah's historical operations. Generally, Harrah's has not experienced any significant negative impact on gaming volume or on the wagering propensity of its customers as a result of inflationary pressures. Further, Harrah's has been successful in increasing the amount of wagers and playing time of its casino customers through effective marketing programs. Casino management has also, from time to time, adjusted its required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher denominations. These strategies, supplemented by effective cost management programs, have offset the impact of inflation on Harrah's operations. Inflation tends to increase the underlying value of Harrah's casino entertainment properties.

PRIVATE SECURITIES LITIGATION REFORM ACT
----------------------------------------

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information included in Harrah's 1996 Form 10-K and other materials filed or to be filed by the Company with the SEC (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward looking. These include statements relating to the following activities, among others: (A) operations and expansions of existing properties, including future performance, anticipated scope and opening dates of expansions, and exit plans with respect to certain properties; (B) planned openings and development of Indian casinos that would be managed by the Company; (C) the planned opening of facilities in Maryland Heights, Missouri;
(D) the plan of reorganization and its various facets for New Orleans; (E) implementation of the stock repurchase program and planned capital expenditures for 1997; and (F) the possible acquisition/construction of a second property in Las Vegas, Nevada. These activities involve important factors that could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. These include, but are not limited to, the following factors as well as other factors described from time to time in the Company's reports filed with the SEC: construction factors, including zoning issues, environmental restrictions, soil conditions, weather and other hazards, site access matters and building permit issues; access to available and feasible financing; regulatory and licensing approvals, third party consents and approvals, and relations with partners, owners and other third parties; business and economic conditions; litigation, judicial actions and political uncertainties, including gaming legislation and taxation; the effects of competition including locations of competitors and operating and marketing competition. Any forward looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

Harrah's Entertainment, Inc.

Consolidated Balance Sheets
(In thousands, except share amounts)

                                                                                    December 31,
                                                                             ------------------------
                                                                                   1996          1995
-----------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                                                  $  105,594    $   96,345
  Receivables, less allowance for doubtful accounts of $14,064 and $10,910       41,203        37,751
  Deferred income taxes (Note 8)                                                 25,551        21,425
  Prepayments and other                                                          18,401        21,275
  Inventories                                                                    10,838        12,040
                                                                             ----------    ----------
    Total current assets                                                        201,587       188,836
                                                                             ----------    ----------
Land, buildings, riverboats and equipment
  Land and land improvements                                                    232,721       232,616
  Buildings, riverboats and improvements                                      1,248,792     1,054,758
  Furniture, fixtures and equipment                                             496,447       436,340
                                                                             ----------    ----------
                                                                              1,977,960     1,723,714
  Less: accumulated depreciation                                               (588,066)     (518,824)
                                                                             ----------    ----------
                                                                              1,389,894     1,204,890
Investments in and advances to nonconsolidated affiliates (Note 16)             215,539        71,939
Deferred income tax benefits (Note 8)                                                 -         4,532
Deferred costs and other (Note 4)                                               167,053       166,537
                                                                             ----------    ----------
                                                                             $1,974,073    $1,636,734
                                                                             ==========    ==========
Liabilities and Stockholders' Equity
Current liabilities
  Accounts payable                                                           $   44,934    $   46,178
  Construction payables                                                          17,975         4,718
  Accrued expenses (Note 4)                                                     139,892       148,632
  Current portion of long-term debt (Note 5)                                      1,841         2,038
                                                                             ----------    ----------
    Total current liabilities                                                   204,642       201,566
Long-term debt (Note 5)                                                         889,538       753,705
Deferred credits and other                                                       97,740        72,006
Deferred income taxes (Note 8)                                                   45,443             -
                                                                             ----------    ----------
                                                                              1,237,363     1,027,277
                                                                             ----------    ----------
Minority interests                                                               16,964        23,908
                                                                             ----------    ----------
Commitments and contingencies (Notes 6, 12 through 14 and 16)
Stockholders' equity (Notes 3, 14 and 16)
  Common stock, $0.10 par value, authorized - 360,000,000 shares, outstanding - 102,969,699 and 102,673,828 shares
    (net of 771,571 and 19,026 shares held in treasury)                          10,297        10,267
  Capital surplus                                                               385,941       362,783
  Retained earnings                                                             290,797       204,838
  Unrealized gain on marketable equity securities                                51,394        10,552
  Deferred compensation related to restricted stock                             (18,683)       (2,891)
                                                                             ----------    ----------
                                                                                719,746       585,549
                                                                             ----------    ----------
                                                                             $1,974,073    $1,636,734
                                                                             ==========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                                                    Harrah's Entertainment, Inc.

Consolidated Statements of Income
(In thousands, except per share amounts)

                                                                                 Year Ended December 31,
                                                                       --------------------------------------
                                                                             1996          1995          1994
-------------------------------------------------------------------------------------------------------------
Revenues
  Casino                                                               $1,323,466    $1,313,910    $1,118,107
  Food and beverage                                                       188,081       181,312       162,413
  Rooms                                                                   115,456       109,036       105,642
  Management fees                                                          16,227        12,762           914
  Other                                                                    80,858        87,158        80,151
  Less: casino promotional allowances                                    (135,939)     (154,102)     (127,821)
                                                                       ----------    ----------    ----------
    Total revenues                                                      1,588,149     1,550,076     1,339,406
                                                                       ----------    ----------    ----------
Operating expenses
  Direct
    Casino                                                                649,720       620,438       497,686
    Food and beverage                                                      95,909        91,495        82,825
    Rooms                                                                  35,460        32,915        33,430
  Depreciation of buildings, riverboats and equipment                      92,130        80,416        70,632
  Development costs                                                        12,021        17,428        22,015
  Project write-downs and reserves (Note 7)                                52,188        93,348             -
  Preopening costs                                                          5,907           450        15,313
  Other                                                                   358,000       353,318       319,411
                                                                       ----------    ----------    ----------
    Total operating expenses                                            1,301,335     1,289,808     1,041,312
                                                                       ----------    ----------    ----------
      Operating profit                                                    286,814       260,268       298,094
  Corporate expense                                                       (34,348)      (30,347)      (28,907)
  Project reorganization costs                                            (14,601)            -             -
                                                                       ----------    ----------    ----------
Income from operations                                                    237,865       229,921       269,187
Interest expense, net of interest capitalized (Note 2)                    (69,968)      (73,890)      (76,363)
Interest expense, net, from nonconsolidated affiliates                       (947)      (20,526)       (1,959)
Provision for settlement of litigation and related costs (Note 13)              -             -       (53,449)
Other income, including interest income                                     5,160        16,078         1,867
                                                                       ----------    ----------    ----------
Income before income taxes and minority interests                         172,110       151,583       139,283
Provision for income taxes (Note 8)                                       (67,316)      (60,677)      (75,391)
Minority interests                                                         (5,897)      (12,096)      (13,908)
                                                                       ----------    ----------    ----------
Income from continuing operations                                          98,897        78,810        49,984
Discontinued operations (Note 9)
  Earnings from hotel operations, net of tax provisions of
    $15,434 and $26,798                                                         -        21,230        36,319
  Spin-off transaction expenses, net of tax benefit of $5,134                   -       (21,194)            -
                                                                       ----------    ----------    ----------
Income before cumulative effect of change in accounting policy             98,897        78,846        86,303
Cumulative effect of change in accounting policy, net of tax benefit
  of $4,317 (Note 10)                                                           -             -        (7,932)
                                                                       ----------    ----------    ----------
Net income                                                             $   98,897    $   78,846    $   78,371
                                                                       ==========    ==========    ==========
Earnings (loss) per share
  Continuing operations                                                $     0.95    $     0.76    $     0.49
  Discontinued operations
    Earnings from hotel operations, net                                         -          0.21          0.35
    Spin-off transaction expenses, net                                          -         (0.21)            -
  Cumulative effect of change in accounting policy, net                         -             -         (0.08)
                                                                       ----------    ----------    ----------
      Net income                                                       $     0.95    $     0.76    $     0.76
                                                                       ==========    ==========    ==========
Average common shares outstanding                                         103,736       103,188       102,810
                                                                       ==========    ==========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Harrah's Entertainment, Inc.

Consolidated Statements of Stockholders' Equity
(Notes 3, 14 and 16)
(In thousands)

                                     ---------------------------------------------------------------------------------------
                                                                                      Unrealized      Deferred
                                             Common Stock                                Gain on  Compensation
                                     ------------------------                         Marketable    Related to
                                          Shares                Capital     Retained      Equity    Restricted
                                     Outstanding     Amount     Surplus     Earnings  Securities         Stock       Total
----------------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1993                102,258    $10,226    $344,197    $ 187,203    $     -       $ (5,589)  $ 536,037
  Net income                                                                  78,371                                78,371
  Net shares issued under incentive
    compensation plans, including
    income tax benefit of $3,252             145         14       5,999                                  3,016       9,029
                                         -------    -------    --------    ---------    -------       --------   ---------
Balance-December 31, 1994                102,403     10,240     350,196      265,574          -         (2,573)    623,437
  Net income                                                                  78,846                                78,846
  Spin-off of Promus Hotel
    Corporation (Notes 1 and 9)                                             (139,582)                             (139,582)
  Unrealized gain on available-for-
    sale securities, less tax provision
    of $6,746                                                                            10,552                     10,552
  Net shares issued under incentive
    compensation plans, including
    income tax benefit of $6,616             271         27      12,587                                   (318)     12,296
                                         -------    -------    --------    ---------    -------       --------   ---------
Balance-December 31, 1995                102,674     10,267     362,783      204,838     10,552         (2,891)    585,549
  Net income                                                                  98,897                                98,897
  Unrealized gain on available-for-
    sale securities, less tax provision
    of $26,112                                                                           40,842                     40,842
  Treasury stock purchases                  (759)       (76)                 (12,938)                              (13,014)
  Net shares issued under incentive
    compensation plans, including
    income tax benefit of $1,576           1,055        106      23,158                                (15,792)      7,472
                                         -------    -------    --------    ---------    -------       --------   ---------
Balance-December 31, 1996                102,970    $10,297    $385,941    $ 290,797    $51,394       $(18,683)  $ 719,746
                                         =======    =======    ========    =========    =======       ========   =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Harrah's Entertainment, Inc.

Consolidated Statements of Cash Flows
(Note 11)
(In thousands)

                                                                             Year Ended December 31,
                                                                      ------------------------------------
                                                                           1996         1995         1994
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                          $  98,897    $  78,846    $  78,371
  Adjustments to reconcile net income to cash flows from
    operating activities
      Depreciation and amortization                                     102,338       95,388       86,644
      Project write-downs and reserves                                   52,188       93,348            -
      Discontinued operations
        Earnings from hotel operations                                        -      (21,230)     (36,319)
        Spin-off transaction expenses, before income taxes                    -       26,328            -
      Provision for settlement of litigation and related costs                -            -       49,158
      Cumulative effect of change in accounting policy,
        before income taxes                                                   -            -       12,249
      Other noncash items                                                27,985       17,088       10,348
      Minority interests' share of net income                             5,897       12,096       13,908
      Equity in (income) losses of nonconsolidated affiliates            (1,182)      51,182       12,398
      Net (gains) losses from asset sales                                     -      (13,156)         570
      Net change in long-term accounts                                     (375)     (18,144)      (4,447)
      Net change in working capital accounts                                (14)     (36,576)      30,883
      Net change in accrued litigation settlement and related costs           -      (43,438)           -
      Tax indemnification payments to Bass                                    -      (28,000)     (26,466)
                                                                      ---------    ---------    ---------
        Cash flows provided by operating activities                     285,734      213,732      227,297
                                                                      ---------    ---------    ---------
Cash flows from investing activities
  Land, buildings, riverboats and equipment additions                  (314,465)    (186,233)    (219,139)
  Increase (decrease) in construction payables                           13,257       (6,161)     (15,466)
  Proceeds from sale of equity investments                                    -       20,745            -
  Proceeds from asset sales                                               1,355       10,850        4,192
  Investments in and advances to nonconsolidated affiliates             (75,553)     (45,603)     (82,705)
  Other                                                                  (8,255)      (2,844)     (18,291)
                                                                      ---------    ---------    ---------
        Cash flows used in investing activities                        (383,661)    (209,246)    (331,409)
                                                                      ---------    ---------    ---------
Cash flows from financing activities
  Net borrowings under Revolving Credit Facility,
    net of financing costs of $982 in 1996 and $2,322 in 1995           133,518      274,172      118,550
  Debt retirements                                                       (2,488)    (219,614)     (40,320)
  Purchases of treasury stock                                           (13,014)           -            -
  Minority interests distributions, net of contributions                (10,840)      (6,360)      (8,434)
  Other                                                                       -         (543)           -
                                                                      ---------    ---------    ---------
        Cash flows provided by financing activities                     107,176       47,655       69,796
                                                                      ---------    ---------    ---------
Cash flows from discontinued hotel operations
  Net transfers (to) from discontinued hotel operations                       -      (14,840)      60,975
  Payment of spin-off transaction expenses                                    -      (25,924)           -
                                                                      ---------    ---------    ---------
        Cash flows (used in) provided by discontinued operations              -      (40,764)      60,975
                                                                      ---------    ---------    ---------
Net increase in cash and cash equivalents                                 9,249       11,377       26,659
Cash and cash equivalents, beginning of year                             96,345       84,968       58,309
                                                                      ---------    ---------    ---------
Cash and cash equivalents, end of year                                $ 105,594    $  96,345    $  84,968
                                                                      =========    =========    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Harrah's Entertainment, Inc.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

Note 1-Basis Of Presentation And Organization
---------------------------------------------

     Harrah's Entertainment, Inc., ("Harrah's" or the "Company" and including its subsidiaries where the context requires), a Delaware corporation, is one of America's leading casino entertainment companies. Harrah's casino entertainment facilities include casino hotels in all five major Nevada and New Jersey gaming markets: Reno, Lake Tahoe, Las Vegas and Laughlin, Nevada; and Atlantic City, New Jersey. Harrah's riverboat and dockside casinos are in Joliet, Illinois; Shreveport, Louisiana; Tunica and Vicksburg, Mississippi; and North Kansas City, Missouri. Harrah's owns a minority interest in and manages a casino in Auckland, New Zealand, and also manages casinos on Indian lands near Phoenix, Arizona and Seattle, Washington. Harrah's will discontinue managing two limited stakes casinos in Colorado by the end of the first quarter 1997.

     On June 30, 1995, Harrah's completed a spin-off (the "PHC Spin-off") that split the Company into two independent public corporations. Harrah's retained ownership of the casino entertainment business and the Company's hotel business was transferred to a new entity, Promus Hotel Corporation ("PHC"). For periods prior to the PHC Spin-off, Harrah's financial statements reflect the hotel business as discontinued operations (see Note 9).

Note 2-Summary Of Significant Accounting Policies
-------------------------------------------------

      Principles of Consolidation. The Consolidated Financial Statements include the accounts of Harrah's and its majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions. Investments in 20% to 50% owned companies and joint ventures are accounted for using the equity method. Harrah's reflects its share of net income excluding interest expense of these nonconsolidated affiliates in Revenues-Other. Harrah's proportionate share of interest expense of such nonconsolidated affiliates is reported as Interest expense, net, from nonconsolidated affiliates. (See Note 16.)

Cash Equivalents. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

Inventories. Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

Land, Buildings, Riverboats and Equipment. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $32.5 million and $32.0 million at December 31, 1996 and 1995, respectively. Improvements and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Interest expense is capitalized on internally constructed assets at Harrah's overall weighted average borrowing rate of interest. Capitalized interest amounted to $11.0 million, $3.6 million and $3.8 million in 1996, 1995 and 1994, respectively.

     Depreciation of buildings, riverboats and equipment is calculated using the straight-line method over the shorter of the estimated useful life of the asset or, if applicable, the related lease term as follows:

Buildings and improvements                                        10 to 40 years
Riverboats                                                              30 years
Furniture, fixtures and equipment                                  2 to 15 years

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

     Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, classified as casino expenses through interdepartmental allocations, were as follows:

                                           1996        1995        1994
-----------------------------------------------------------------------
Food and beverage                      $ 81,857     $72,400     $63,414
Rooms                                    15,673      15,098      13,875
Other                                     4,491      10,856       2,634
                                       --------     -------     -------
                                       $102,021     $98,354     $79,923
                                       ========     =======     =======

Amortization. The excess of costs over net assets of businesses acquired and other intangibles are amortized on a straight-line basis over periods up to 40 years. Deferred financing charges are amortized using the interest method over the terms of the related debt agreements.

Preopening Costs. Preopening costs, representing primarily direct salaries and other operating costs, incurred prior to the opening of new facilities are deferred as incurred and expensed upon the opening of the related facility. Preopening costs incurred in connection with the expansion of existing facilities are expensed as incurred. (See Note 10.)

Earnings Per Share. Earnings per share is computed by dividing Net income by the number of weighted average common shares outstanding during the year, including common stock equivalents.

Reclassifications. Certain amounts for prior years have been reclassified to conform with the presentation for 1996.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Harrah's Entertainment, Inc.

Note 3-Stockholders' Equity
---------------------------

     In addition to its common stock, Harrah's has the following classes of stock authorized but unissued:

    Preferred stock, $100 par value, 150,000 shares authorized
    Special stock, 2,000,000 shares authorized-
      Series A, $1.125 par value

     In October 1996, Harrah's Board of Directors approved a plan which authorized the purchase in open market and other transactions of up to 10% of Harrah's outstanding shares of common stock. As of December 31, 1996, 759,400 shares had been purchased at an average price of $17.14 per share, and are being held in treasury. The Company expects to acquire additional shares from time to time at prevailing market prices through the December 31, 1997, expiration of the approved plan.

     In July 1996, Harrah's Board of Directors adopted a stockholder rights plan to replace the existing rights which expired on October 5, 1996. The new plan provides for one special stock purchase right (a "Right") to be attached to each outstanding share of Harrah's common stock. These Rights entitle the holder to purchase, under certain conditions, units consisting of fractional shares of Special Stock-Series A at a purchase price of $130 per unit, subject to adjustment. The Rights also, under certain conditions, entitle holders to purchase $260 worth of Harrah's common stock for $130. Under certain conditions, including a merger or business combination in which the Company is not the surviving corporation, each holder of a Right will have the right to purchase shares of common stock of the acquiring company with a market value equal to two times the then current exercise price of the Right. The Rights expire on October 5, 2006, unless Harrah's Board of Directors decides to redeem them earlier at $0.01 per Right or upon occurrence of certain other events.

     On June 30, 1995, the PHC Spin-off was completed and the Company distributed to its stockholders the stock of PHC as a dividend on a one-for-two basis. To reflect this distribution, the $139.6 million value of the net assets of discontinued operations as of the Spin-off date was charged against the Company's retained earnings (see Note 9).

     On April 29, 1994, Harrah's stockholders approved an amendment to the Certificate of Incorporation which increased the number of authorized common shares from 120 million to 360 million and reduced the par value per common share from $1.50 to $0.10. As a result, amounts reported in the Consolidated Statements of Stockholders' Equity for periods prior to this amendment were restated to reclassify amounts from common stock to capital surplus to retroactively reflect the impact of the change in par value.

     Under the terms of employee compensation programs previously approved by its stockholders, Harrah's has reserved shares of its common stock for issuance under the Restricted Stock and Stock Option Plans. (See Note 14 for a description of the plans.) The following table summarizes the total number of shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 1996:

                                                  Restricted          Stock
                                                  Stock Plan    Option Plan
----------------------------------------------------------------------------
Total shares authorized for
  issuance under the plans                         5,300,000     10,350,000
Shares issued and options
  granted, net of cancellations                   (5,178,098)    (7,481,328)
                                                  ----------     ----------
Shares held in reserve for
  issuance or grant under the
  plans as of December 31, 1996                      121,902      2,868,672
                                                  ==========     ==========

Note 4-Detail of Certain Balance Sheet Accounts
-----------------------------------------------

     Deferred costs and other consisted of the following:

                                                            1996           1995
-------------------------------------------------------------------------------
Excess of cost over net
  assets of businesses acquired,
  net of amortization                                   $ 45,202       $ 47,041
Cash surrender value of
  life insurance (Note 14)                                43,613         41,061
Deposits                                                  15,944         15,944
Deferred finance charges,
  net of amortization                                     11,983         14,153
Other                                                     50,311         48,338
                                                        --------       --------
                                                        $167,053       $166,537
                                                        ========       ========

     Accrued expenses consisted of the following:

                                                            1996          1995
-------------------------------------------------------------------------------
Insurance claims and reserves                           $ 49,590      $ 49,821
Payroll and other compensation                            34,243        46,251
Accrued interest payable                                  11,786        12,543
Deposits and customer funds                                7,841         6,765
Taxes, including income taxes                              2,475        (2,411)
Other accruals                                            33,957        35,663
                                                        --------      --------
                                                        $139,892      $148,632
                                                        ========      ========

Note 5-Long-term Debt
---------------------

     Long-term debt consisted of the following:
                                                            1996          1995
-------------------------------------------------------------------------------
Secured Revolving Credit Facilities,
  6.07%-8.25% at December 31, 1996,
  maturities to 2000                                    $481,000      $346,500
Unsecured Senior Subordinated Notes
  8 3/4%, maturity 2000                                  200,000       200,000
  10 7/8%, maturity 2002                                 200,000       200,000
Unsecured Notes Payable,
  10.00%-12.67%, maturities to 2001                        6,864         8,489
Capitalized Lease Obligations,
  3.0%-5.2%, maturities to 2025                            3,515           754
                                                        --------      --------
                                                         891,379       755,743
Current portion of long-term debt                         (1,841)       (2,038)
                                                        --------      --------
                                                        $889,538      $753,705
                                                        ========      ========

Harrah's Entertainment, Inc.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

     Harrah's outstanding corporate debt, comprised primarily of the Secured Revolving Credit Facilities and Unsecured Senior Subordinated Notes, has been issued by its wholly-owned subsidiary, Harrah's Operating Company, Inc. ("HOC") (see Note 15).

     As of December 31, 1996, annual principal requirements for the four years subsequent to 1997 were: 1998, $1.8 million; 1999, $1.3 million; 2000,
$682.5 million; and 2001, $0.8 million.

Revolving Credit Facility. During October 1996, Harrah's negotiated amendments to its reducing revolving and letter of credit facility (the "Facility"), including an increase in total capacity from $750 million to $1.1 billion and modifications to certain financial covenants. As amended, the Facility consists of a $950 million reducing revolving and letter of credit facility maturing July 31, 2000, and a separate $150 million revolving credit facility which is renewable annually, at the lenders' option, through the July 31, 2000, maturity date. Of the $1.1 billion available under the Facility, there is a sub-limit of $50 million for letters of credit. Reductions of the borrowing capacity available under the $950 million facility are as follows: $50 million, July 1998; $75 million, January 1999; $75 million, July 1999; $100 million, January 2000; and $650 million, July 2000. At December 31, 1996, the Facility provided for borrowings at a base rate of either Eurodollar plus 50 basis points or the prime lending rate. The weighted-average annual fees on letters of credit and commitment fees on the unutilized portion under the Facility, at December 31, 1996, were 0.63% and 0.14%, respectively.

     The Facility is secured by the assets of Harrah's Nevada and New Jersey casino properties, the stock of HOC and certain other subsidiaries and certain trademarks. The Facility agreement contains financial covenants requiring Harrah's to maintain a specific tangible net worth and to meet other financial ratios. Its covenants limit Harrah's ability to pay dividends and to repurchase its outstanding shares (see Note 15).

     As of December 31, 1996, Harrah's borrowings under the Facility were $481.0 million and an additional $19.9 million was committed to back certain letters of credit. After consideration of these borrowings, $599.1 million of the Facility was available to Harrah's at December 31, 1996.

Interest Rate Agreements. To manage the relative mix of its debt between fixed and variable rate instruments, Harrah's enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. At December 31, 1996 and 1995, Harrah's was a party to the following interest rate swap agreements pursuant to which it pays a variable interest rate in exchange for receiving a fixed interest rate. The average variable rate paid by Harrah's was 5.7% and 5.9% at December 31, 1996 and 1995, respectively, and the average fixed interest rate received was 5.9% at both dates. The impact of these interest rate swap agreements on the effective interest rates of the associated debt was as follows:

                                         Effective     Next Semi-
                      Swap                 Rate at    Annual Rate
Associated            Rate            December 31,     Adjustment
Debt              (LIBOR+)          1996       1995          Date  Swap Maturity
--------------------------------------------------------------------------------
10 7/8% Notes
  $200 million       4.73%        10.46%     10.74%      April 15   October 1997
8 3/4% Notes
  $50 million        3.42%         8.99%      9.23%        May 15       May 1998
  $50 million        3.22%         9.25%      9.10%    January 15      July 1998

In accordance with the terms of the interest rate swap agreements, the effective interest rate on $50 million of the 8 3/4% Notes was adjusted on January 15, 1997 to 8.95%.

     Harrah's also maintains seven additional interest rate swap agreements to effectively convert a total of $350 million in variable rate debt to a fixed rate. Pursuant to the terms of these swaps, all of which reset quarterly, Harrah's receives variable payments tied to LIBOR in exchange for its payments at a fixed interest rate. The fixed rates to be paid by Harrah's and variable rates to be received by Harrah's are summarized in the following table:



                                                  Swap Rate
                            Swap Rate              Received
                                 Paid         (Variable) at                 Swap
Notional Amount               (Fixed)         Dec. 31, 1996             Maturity
--------------------------------------------------------------------------------
$50 million                    7.910%                5.531%         January 1998
$50 million                    6.985%                5.582%           March 2000
$50 million                    6.951%                5.594%           March 2000
$50 million                    6.945%                5.594%           March 2000
$50 million                    6.651%                5.500%             May 2000
$50 million                    5.788%                5.500%            June 2000
$50 million                    5.785%                5.500%            June 2000

In accordance with the terms of the above $50 million swap which matures in January 1998, the variable interest rate was adjusted on January 27, 1997 to 5.563%.

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

Shelf Registration. Harrah's, together with its wholly-owned subsidiary HOC, has an effective shelf registration with the Securities and Exchange Commission for up to $200 million of Harrah's common stock or HOC preferred stock or debt securities. The issue price of the Harrah's common stock or the terms and conditions of the HOC preferred stock or debt securities, which will be unconditionally guaranteed by Harrah's, will be determined by market conditions at the time of issuance. The shelf registration is available until October 1997.

                                                    Harrah's Entertainment, Inc.

Fair Market Value. Based on the borrowing rates currently available for debt with similar terms and maturities and market quotes of its publicly traded debt, the fair value of Harrah's long-term debt, including the interest rate swap agreements, at December 31, 1996 and 1995, was as follows:

                                               December 31,
                             ---------------------------------------------------
                                      1996                        1995
                             --------------------       ------------------------
                             Carrying      Market       Carrying         Market
(in millions)                   Value       Value          Value          Value
--------------------------------------------------------------------------------
Outstanding debt              $(891.4)    $(904.7)       $(755.7)       $(782.7)
Interest rate swap
  agreements (used for
  hedging purposes)              (0.3)       (4.8)          (0.3)         (12.2)

The amounts reflected as the "Carrying Value" of the interest rate swap agreements represent the accrual balance as of the date reported. The "Market Value" of the interest rate swap agreements represents the estimated amount, considering the prevailing interest rates, that Harrah's would pay to terminate the agreements as of the date reported.

Note 6-Leases
-------------

     Harrah's leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases following the provisions of Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." The remaining lives of the Company's real estate operating leases range from five to 10 years with various automatic extensions totalling up to 45 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately five years.

     Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Income as follows:

                                         1996            1995            1994
------------------------------------------------------------------------------
Noncancelable
  Minimum                             $14,774         $17,097         $ 9,919
  Contingent                            2,032               -               -
  Sublease                               (313)            (53)            (11)
Other                                   3,435           2,001           2,195
                                      -------         -------         -------
                                      $19,928         $19,045         $12,103
                                      =======         =======         =======

     The future minimum rental commitments as of December 31, 1996, were as follows:

                                                                   Noncancelable
                                                                       Operating
                                                                          Leases
--------------------------------------------------------------------------------
1997                                                                    $ 13,576
1998                                                                      10,574
1999                                                                       9,150
2000                                                                       8,936
2001                                                                       8,434
Thereafter                                                                86,476
                                                                        --------
  Total minimum lease payments                                          $137,146
                                                                        ========

     In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts.

Note 7-Project Write-downs and Reserves
---------------------------------------

     Harrah's operating results for 1996 and 1995 include various pre-tax charges to record asset impairments, contingent liability reserves and project write-offs. During 1996, in recognition of changing economic conditions and competitive environments in which certain long-lived assets are deployed, the Company re-evaluated the recoverability of its original Tunica, Mississippi, casino facility and of an idle riverboat casino. The carrying values of those assets were adjusted to their estimated fair values, based on terms of a proposed sale of the casino facility and independent appraisals of the riverboat, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company also recorded a reserve during 1996 pursuant to the provisions of SFAS No. 5, "Accounting for Contingencies," to recognize its estimated liability arising from the guarantee of third party debt. Management believes that the estimates used to evaluate the amounts of such write-downs and reserves are reasonable. However, actual results could differ from the estimates made for purposes of these evaluations. The 1995 charges related primarily to the Company's New Orleans casino development project (see Note 16).

     Project write-downs and reserves reported by the Company for 1996 and 1995 were as follows:

                                                        1996                1995
--------------------------------------------------------------------------------
Impairment of long-lived assets                      $33,369             $     -
Reserve for contingent liability exposure             14,034                   -
Write-off of investment in and advances
  to nonconsolidated affiliate                         2,141               9,638
Write-off of abandoned design and other costs          2,644               8,261
                                                     -------             -------
                                                      52,188              17,899
Harrah's Jazz-related
  Write-off of investment in and advances
    to affiliate                                           -              54,349
  Acquisition of partner loan                              -              16,000
  Estimated legal and severance costs                      -               5,100
                                                     -------             -------
                                                     $52,188             $93,348
                                                     =======             =======

Harrah's Entertainment, Inc.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

Note 8-Income Taxes
-------------------

     Harrah's federal and state income tax provision (benefit) allocable to identified income statement and balance sheet line items was as follows:

                                                 1996         1995         1994
-------------------------------------------------------------------------------
Income before income taxes
  and minority interests                      $67,316      $60,677      $75,391
Stockholders' equity
  Unrealized gain on
    marketable equity securities               26,112        6,746            -
  Compensation expense for tax
    purposes in excess of amounts
    recognized for financial
    reporting purposes                         (1,576)      (6,616)      (3,252)
  Other                                         1,045            -            -
Discontinued operations
  Earnings from hotel operations                    -       15,434       26,798
  Spin-off transaction costs,
    including $3,956 of
    deferred tax benefit                            -       (5,134)           -
Cumulative effect of change
  in accounting policy                              -            -       (4,317)
                                              -------      -------      -------
                                              $92,897      $71,107      $94,620
                                              =======      =======      =======

     Income tax expense attributable to Income before income taxes and minority interests consisted of the following:

                                                   1996        1995        1994
-------------------------------------------------------------------------------
Current
  Federal                                       $42,003    $ 60,850    $103,264
  State                                           6,622       9,987       4,992
Deferred                                         18,691     (10,160)    (32,865)
                                                -------    --------    --------
                                                $67,316    $ 60,677    $ 75,391
                                                =======    ========    ========

     The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interest were as follows:

                                                          1996    1995    1994
-------------------------------------------------------------------------------
Statutory tax rate                                        35.0%   35.0%   35.0%
Increases (decreases) in tax
  resulting from
    State taxes,
      net of federal tax benefit                           2.5     4.3     3.2
    Minority interests in
      partnership earnings                                (1.2)   (2.8)   (3.5)
    Provision for settlement of
      litigation and related
      costs (Note 13)                                        -       -    13.3
    Other                                                  2.8     3.5     6.1
                                                          ----    ----    ----
                                                          39.1%   40.0%   54.1%
                                                          ====    ====    ====

     The components of Harrah's net deferred tax balance included in the Consolidated Balance Sheets were as follows:

                                                                1996       1995
--------------------------------------------------------------------------------
Deferred tax assets
  Compensation                                              $ 24,858   $ 21,067
  Self-insurance reserves                                      7,562      9,231
  Bad debt reserve                                             5,089      4,163
  Preopening costs                                             4,699      8,994
  Debt consent costs                                           3,237      3,956
  Deferred income                                              1,108      1,474
  Investments in nonconsolidated
    affiliates                                                     -     15,978
  Other                                                       12,979     10,595
                                                            --------   --------
                                                              59,532     75,458
                                                            --------   --------
Deferred tax liabilities
  Property                                                   (53,068)   (45,334)
  Investment in nonconsolidated
    affiliates                                               (26,356)         -
  Other                                                            -     (4,167)
                                                            --------   --------
                                                             (79,424)   (49,501)
                                                            --------   --------
    Net deferred tax (liability) asset                      $(19,892)  $ 25,957
                                                            ========   ========



Note 9-Discontinued Operations
------------------------------

     As discussed in Note 1, on June 30, 1995, Harrah's, formerly The Promus Companies Incorporated ("Promus"), completed a spin-off of its hotel operations to PHC. Accordingly, results of operations and cash flows of the Company's hotel business have been reported as discontinued operations in the Consolidated Financial Statements for all periods prior to the PHC Spin-off. Earnings from discontinued operations for such prior year periods were as follows:

                                                   Six Months              Year
                                                        Ended             Ended
                                                     June 30,          Dec. 31,
                                                         1995              1994
--------------------------------------------------------------------------------
Revenues                                             $132,785         $ 242,724
Costs and expenses                                    (79,652)         (148,470)
                                                     --------         ---------
Operating income                                       53,133            94,254
Interest expense                                      (16,742)          (31,148)
Other income                                              273                11
                                                     --------         ---------
Income before income taxes                             36,664            63,117
Provision for income taxes                            (15,434)          (26,798)
                                                     --------         ---------
  Earnings from discontinued
    hotel operations                                 $ 21,230         $  36,319
                                                     ========         =========

     Prior to the PHC Spin-off, the Company's corporate debt was not specifically related to either its casino entertainment or hotel segment. However, corporate debt service requirements had been met using cash flows provided by both segments. For periods prior to the PHC Spin-off, interest expense was allocated to discontinued hotel operations based on the percentage of Promus' existing corporate debt which was expected to be retired using proceeds from a new PHC bank facility. Interest expense of $9.5 million and $17.2 million for 1995 and 1994, respectively, was allocated to discontinued hotel operations.

                                                    Harrah's Entertainment, Inc.

Note 10-Change in Accounting Policy
-----------------------------------

     Effective January 1, 1994, Harrah's changed its accounting policy for its consolidated casinos relating to preopening costs to capitalize such costs as incurred and to expense them upon opening of each project. Previously, the Company had capitalized preopening costs and amortized them to expense over 36 months from the date of opening. As a result of this change, operating results for the year ended December 31, 1994, reflect the cumulative charge against earnings, net of income taxes, of $7.9 million, or $0.08 per share, to write-off the unamortized preopening costs balances related to projects opened in prior years.

Note 11-Supplemental Cash Flow Information
------------------------------------------

     The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:

                                                 1996         1995         1994
-------------------------------------------------------------------------------
Long-term accounts
  Deferred costs and other assets            $ (2,279)    $ (4,746)    $  1,413
  Deferred credits and other
   long-term liabilities                        1,904      (13,398)      (5,860)
                                             --------     --------     --------
     Net change in long-term
      accounts                               $   (375)    $(18,144)    $ (4,447)
                                             ========     ========     ========
Working capital accounts
  Receivables                                $  8,088     $(27,616)    $(15,256)
  Inventories                                   1,202         (565)         369
  Prepayments and other                         2,888          (94)      (1,868)
  Other current assets                             14            -         (798)
  Accounts payable                            (18,373)     (10,279)      22,552
  Accrued expenses                              6,167        1,978       25,884
                                             --------     --------     --------
     Net change in working
      capital accounts                       $    (14)    $(36,576)    $ 30,883
                                             ========     ========     ========

Supplemental Disclosure of Cash Paid for Interest and Taxes. The following table reconciles Harrah's Interest expense, net of interest capitalized, per the Consolidated Statements of Income, to cash paid for interest:

                                                     1996       1995       1994
--------------------------------------------------------------------------------
Interest expense, net of
  amount capitalized                              $69,968    $73,890    $76,363
Adjustments to reconcile
 to cash paid for interest:
  Net change in accruals                           (8,664)    10,739     (4,923)
  Amortization of deferred
   finance charges                                 (3,151)    (3,626)    (2,844)
  Net amortization of discounts
   and premiums                                       (21)       (53)      (176)
                                                  -------    -------    -------
  Cash paid for interest, net
   of amount capitalized                          $58,132    $80,950    $68,420
                                                  =======    =======    =======

     Cash payments, net of refunds, for income taxes, including amounts paid on behalf of the discontinued hotel operations, amounted to $34,578, $85,001 and $116,093 for 1996, 1995 and 1994, respectively (see Note 8).

Note 12-Commitments and Contingencies
-------------------------------------

     Contractual Commitments. Harrah's is pursuing additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Harrah's of third party debt and development completion guarantees. As of December 31, 1996, Harrah's had guaranteed third party loans and leases of $99 million, which are secured by certain assets, and had commitments of $207 million, primarily construction-related. Harrah's has also committed to guarantee an additional $37 million in financing for a new development that was approved by regulatory authorities subsequent to December 31, 1996.

     The agreements under which Harrah's manages casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled payments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, Harrah's must pay the shortfall to the tribe. Such advances, if any, would be repaid to Harrah's in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. As of December 31, 1996, the aggregate monthly commitment pursuant to these contracts, which extend for periods of up to 60 months from opening date, was $1.2 million, including commitments for two projects with contracts approved by the National Indian Gaming Commission that are under development but not yet open.

     As part of a transaction whereby Harrah's effectively secured an option to a site for a potential casino, Harrah's has guaranteed a $24.7 million third party variable rate bank loan. Harrah's also has entered into an interest rate swap agreement in which Harrah's receives a fixed interest rate of 7% from the third party and pays the variable interest rate of the subject debt, which is currently LIBOR plus 1.0%. The interest rate swap is marked to market by Harrah's with the adjustment recorded in interest expense. Both the loan and the swap agreement expire February 28, 1997, and are currently being renegotiated. The existing guaranty contains an element of risk that, should the borrower be unable to perform, the Company could become responsible for repayment of at least a portion of the obligation. Harrah's has reduced this exposure by obtaining a security interest in certain assets of the third party. Harrah's may continue to guarantee the renegotiated debt.

     See Note 16 for discussion of the completion guarantees issued by Harrah's related to development of the New Orleans casino.

Severance Agreements. Harrah's has severance agreements with 36 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment ranging from 1.5 times to 2.99 times the average of the three highest years of annual

Harrah's Entertainment, Inc.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

compensation of the last five calendar years preceding the change in control, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's incentive plans. The estimated amount, computed as of December 31, 1996, that would be payable under the agreements to these executives based on earnings and stock options aggregated approximately $35.0 million.

Guarantee of Insurance Contract. Harrah's has guaranteed the value of a guaranteed investment contract with an insurance company held by Harrah's defined contribution savings plan. Harrah's has also agreed to provide non-interest-bearing loans to the plan to fund, on an interim basis, withdrawals from this contract by retired or terminated employees. Harrah's maximum exposure on this guarantee as of December 31, 1996, was $6.2 million.

Tax Sharing Agreements. In connection with the PHC Spin-off, Harrah's entered into a Tax Sharing Agreement with PHC wherein each company is obligated for those taxes associated with their respective businesses. Additionally, Harrah's is obligated for all taxes of Promus for periods prior to the PHC Spin-off date which are not specifically related to PHC operations and/or PHC hotel locations. Harrah's obligations under this agreement are not expected to have a material adverse effect on its consolidated financial position or re sults of operations.

Self Insurance. Harrah's is self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims.

Note 13-Litigation
------------------

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

     In addition to the matters described above, Harrah's and certain of its subsidiaries have been named as defendants in a number of lawsuits arising from the suspension of development of a land-based casino, and the closing of the temporary gaming facility, in New Orleans, Louisiana, by Harrah's Jazz Company, a partnership in which the Company owns an approximate 47% interest and which has filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note 16). The ultimate outcomes of these lawsuits cannot be predicted at this time, and no provisions for the claims are included in the accompanying consolidated financial statements. The Company intends to defend these actions vigorously.

     In March 1995, the Company entered into a settlement agreement (the "Settlement") with Bass PLC ("Bass") of all claims related to the Merger Agreement and Tax Sharing Agreement arising from the 1990 spin-off of Promus and acquisition of the Holiday Inn business by Bass. As a result of the Settlement, a charge of $49.2 million was recorded in 1994 to accrue for the cost of the Settlement, related legal fees and other associated expenses. In addition to these costs, $4.3 million in legal fees and other expenses incurred related to the Company's defense of this litigation were included in the Provision for settlement of litigation and related costs in the Consolidated Statements of Income. All amounts due under the Settlement were paid in 1995.

Note 14-Employee Benefit Plans
------------------------------

     Harrah's has established a number of employee benefit programs for purposes of attracting, retaining and motivating its employees. The following is a description of the basic components of these programs.

Stock Option Plan. Employees may be granted options to purchase shares of Harrah's common stock under the Harrah's Stock Option Plan ("SOP"). An SOP grant typically allows the option holder to purchase stock over specified periods of time, generally ten years, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after November 1999. As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which the Company adopted during 1996, Harrah's applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for the SOP and, accordingly, does not recognize compensation expense. Had compensation expense for the SOP been determined in accordance with SFAS No. 123, Harrah's Net income and Earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                           1996                      1995
                                 ---------------------     ---------------------
                                       As          Pro           As          Pro
                                 Reported        Forma     Reported        Forma
--------------------------------------------------------------------------------
Net income                        $98,897      $93,787      $78,846      $76,247
Earnings per share                   0.95         0.90         0.76         0.74

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                               1996        1995
--------------------------------------------------------------------------------
Expected dividend yield                                         0.0%        0.0%
Expected stock price volatility                                39.0%       31.0%
Risk-free interest rate                                         6.2%        5.4%
Expected average life of options (years)                          6           6

     Because the provisions of SFAS No. 123 have not been applied to options granted prior to January 1, 1995, and due to the issuance in 1996 of a large option grant under the

                                                    Harrah's Entertainment, Inc.

special program discussed below, the resulting pro forma compensation cost for the years presented may not be representative of that to be expected in future years.

     Given the competitive environment in which Harrah's operates and the need to retain and provide incentives for key management, the Company's Board of Directors was concerned by the large number of outstanding options with an exercise price above the current market price of the stock. To restore the intended incentive offered to employees by SOP grants, during 1996 the Company approved a special program which enabled option holders to consent to the cancellation of certain outstanding stock options, whether vested or unvested, in exchange for a grant of new unvested stock options with an option price based on the current market price of the Company's stock. For each three options canceled, the consenting option holder received two new stock options. The new options vest in four equal annual installments commencing January 1, 1998. In total, 2,755,291 options with an average exercise price of $27.71 per share were canceled in exchange for 1,830,951 new options with an exercise price of $16.875 per share. A summary of SOP activity during 1996, including those options canceled and the replacement options issued in connection with this special program, is as follows:

                                                              Number of
                                        Weighted            Common Shares
                                         Average    ----------------------------
                                  Exercise Price        Options       Available
                                      (Per Share)   Outstanding       For Grant
--------------------------------------------------------------------------------
Balance-December 31, 1995                 $21.21      5,418,826       3,647,874
Granted                                    18.71      3,706,759      (3,706,759)
Exercised                                   9.97       (225,510)              -
Canceled                                   27.59     (2,927,557)      2,927,557
                                                     ----------      ----------
Balance-December 31, 1996                  16.95      5,972,518       2,868,672
                                                     ==========      ==========
Exercisable at
  December 31, 1996                                   1,079,125
                                                     ==========
Weighted average fair value
  of options granted                      $ 9.13
                                          ======

     The following table summarizes additional information regarding those options outstanding at December 31, 1996:

                           Options Outstanding              Options Exercisable
                   ------------------------------------   ----------------------
                                     Weighted  Weighted                 Weighted
                                      Average   Average                  Average
Range of                Number      Remaining  Exercise        Number   Exercise
Exercise Prices    Outstanding  Contract Life     Price   Exercisable      Price
--------------------------------------------------------------------------------
$ 2.80-$13.34        1,470,537      4.3 years    $ 8.69       902,304     $ 8.08
 16.88- 18.50        1,853,851      9.8 years     16.90        22,115      18.50
 20.24- 29.72        2,612,752      9.5 years     21.39       142,494      23.09
 33.27- 35.59           35,378      7.0 years     35.00        12,212      34.91
                     ---------                              ---------
                     5,972,518                              1,079,125
                     =========                              =========

     In connection with the PHC Spin-off, the option price and number of shares of all options outstanding on June 30, 1995, were adjusted to preserve their approximate value to the employee immediately before the PHC Spin-off. A summary of SOP activity during 1995, including this adjustment, is as follows:

                                                            Number of
                                    Weighted              Common Shares
                                     Average      ------------------------------
                              Exercise Price          Options         Available
                                  (Per Share)     Outstanding         For Grant
--------------------------------------------------------------------------------
Balance-December 31, 1994             $19.80        2,268,294         2,491,965
Granted                                36.53        1,473,290        (1,473,290)
Exercised                              10.43         (111,807)                -
Canceled                               11.21         (843,700)          843,700
                                                   ----------        ----------
Balance-June 30, 1995                  26.74        2,786,077         1,862,375
Adjustment to reflect
  PHC Spin-off                           N/A        1,136,463        (1,136,463)
                                                   ----------        ----------
Adjusted balance-
  June 30, 1995                        19.03        3,922,540           725,912
Additional shares authorized             N/A                -         4,500,000
Granted                                26.05        1,836,563        (1,836,563)
Exercised                               8.14          (81,752)                -
Canceled                               26.54         (258,525)          258,525
                                                   ----------        ----------
Balance-December 31, 1995              21.21        5,418,826         3,647,874
                                                   ==========        ==========
Exercisable at
  December 31, 1995                                   725,961
                                                   ==========
Weighted average fair value
  of options granted                  $10.76
                                      ======

Restricted Stock Plan. Employees may be granted shares of common stock under the Harrah's Restricted Stock Plan ("RSP"). Shares granted under the RSP are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The shares generally vest in equal installments over a period of four years. No awards of RSP shares may be made under the current plan after November 1999. The compensation arising from an RSP grant is based upon the market price at the grant date. Such expense is deferred and amortized to expense over the vesting period. This expense totaled $0.9 million, $1.2 million and $4.4 million in 1996, 1995 and 1994, respectively.

     In December 1996, Harrah's issued time accelerated restricted stock ("TARSAP") awards to certain key executives which fully vest on January 1, 2002. However, the vesting of some or all of these shares will be accelerated to 1999, 2000 and 2001 if the Company achieves certain financial performance targets set by the Board of Directors. The expense arising from the TARSAP awards will be amortized to expense over the periods in which the restrictions lapse.

     A summary of RSP shares granted during 1996, including the TARSAP awards, and during 1995 is as follows:

                                                           1996             1995
--------------------------------------------------------------------------------
Number of shares granted                                825,406          140,070
Weighted-average price per share
  on date of grant                                       $20.52           $24.87

Savings and Retirement Plan. Harrah's maintains a defined contribution savings and retirement plan, which, among other things, allows pre-tax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which Harrah's will match fully. Amounts contributed to the plan are invested, at the participant's direction, in various investment funds,

Harrah's Entertainment, Inc.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

including a Harrah's company stock fund. Participants become vested in Harrah's matching contribution over seven years of credited service. Harrah's contribution expense for this plan was $14.1 million, $12.9 million and $11.4 million in 1996, 1995 and 1994, respectively.

Employee Stock Ownership Plan. Harrah's has an employee stock ownership plan, which is a noncontributory stock bonus plan covering employees of Harrah's and its affiliates. Harrah's contributions to the plan are discretionary and are made only if approved by the Human Resources Committee of Harrah's Board of Directors. Contributions were approved for the 1995 and 1994 plan years, and the related expense was not material.

Deferred Compensation Plans. Harrah's maintains deferred compensation plans under which certain employees and members of its Board of Directors may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of Harrah's and earn interest at rates approved by the Human Resources Committee of the Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 1996 and 1995 was $45.2 million and $38.7 million, respectively. In connection with the administration of one of these plans, Harrah's has purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

Multi-Employer Pension Plan. Approximately 2,600 of Harrah's employees are covered by union sponsored, collectively bargained multi-employer pension plans. Harrah's contributed and charged to expense $2.1 million, $1.9 million and $1.9 million in 1996, 1995 and 1994, respectively, for such plans. The plans' administrators do not provide sufficient information to enable Harrah's to determine its share, if any, of unfunded vested benefits.

Note 15-Summarized Financial Information
----------------------------------------

     HOC is a wholly-owned subsidiary and the principal asset of Harrah's. Summarized financial information of HOC as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996, prepared on the same basis as Harrah's, was as follows:

                                              1996           1995           1994
--------------------------------------------------------------------------------
Current assets                          $  199,838     $  185,950
Land, buildings, riverboats
  and equipment, net                     1,389,894      1,204,890
Other assets                               382,516        242,773
                                        ----------     ----------
                                         1,972,248      1,633,613
                                        ----------     ----------
Current liabilities                        191,689        184,454
Long-term debt                             889,538        753,705
Other liabilities                          143,705         73,216
Minority interests                          16,964         23,908
                                        ----------     ----------
                                         1,241,896      1,035,283
                                        ----------     ----------
  Net assets                            $  730,352     $  598,330
                                        ==========     ==========
Revenues                                $1,588,013     $1,549,198     $1,337,110
                                        ==========     ==========     ==========
Income from operations                  $  236,921     $  226,169     $  267,742
                                        ==========     ==========     ==========
Income from continuing
  operations                            $   96,727     $   76,370     $   49,044
                                        ==========     ==========     ==========
Net income                              $   96,727     $   76,406     $   77,430
                                        ==========     ==========     ==========

     The agreements governing the terms of the Company's debt contain certain covenants which, among other things, place limitations on HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments (other than for repurchases of Harrah's common stock), was approximately $719.9 million at December 31, 1996. With respect to any payments by HOC to Harrah's for the purpose of providing funds to Harrah's for the repurchase of its common stock, the amount of HOC's restricted net assets under such covenant was approximately $543.4 million at December 31, 1996.

Note 16-Nonconsolidated Affiliates
----------------------------------

     Harrah's Jazz Company. A Harrah's subsidiary owns an approximate 47% interest in Harrah's Jazz Company ("Harrah's Jazz"), a partnership formed for purposes of developing, owning and operating the exclusive land-based casino entertainment facility in New Orleans, Louisiana, on the site of the former Rivergate Convention Center (the "Rivergate"). On November 22, 1995, Harrah's Jazz and its wholly-owned subsidiary, Harrah's Jazz Finance Corp., filed petitions for relief under Chapter 11 of the Bankruptcy Code. Prior to the filing, Harrah's Jazz was operating a temporary casino in the New Orleans, Louisiana Municipal Auditorium (the "Basin Street Casino") and constructing a new permanent casino facility on the Rivergate site (the "Rivergate Casino"). Harrah's Jazz ceased operation of the Basin Street Casino and construction of the Rivergate Casino on November 22, 1995 prior to the bankruptcy filings.

     Harrah's Jazz filed a plan of reorganization with the Bankruptcy Court on April 3, 1996 and has filed several subsequent amendments to the plan (the "Plan"). On February 28, 1997, the Bankruptcy Court approved the disclosure statement of Harrah's Jazz relating to the Plan and set a confirmation hearing to approve the Plan for April 14, 1997. Under the Plan, the assets and business of Harrah's Jazz would vest in Jazz Casino Corporation, a newly formed corporation ("JCC"), on the effective date of the Plan. JCC would be responsible for completing construction of the Rivergate Casino. Under the Plan, Harrah's Jazz's existing public debt would be canceled and the holders of that debt would receive 37.1% of the equity in JCC's indirect parent ("JCC Holding"). An additional 15% of the equity in JCC Holding would be allocated to debtholders who execute certain releases and an affiliate of the Company would receive in exchange for equity investments and other consideration to be provided under the Plan the remaining 47.9% of the equity in JCC Holding, a portion of which would be assigned to certain Harrah's Jazz partner-related parties. In addition, holders of the public debt would receive (i) $187.5 million in aggregate principal amount of 8% Senior Subordinated Notes of JCC due 2006 with contingent payments, and (ii) a pro rata share of Senior Subordinated Contingent Notes of JCC due 2006.

                                                    Harrah's Entertainment, Inc.

     During the course of the bankruptcy of Harrah's Jazz, a subsidiary of the Company has made debtor-in-possession loans to Harrah's Jazz, totalling approximately $17.2 million as of December 31, 1996, to fund certain obligations to the City of New Orleans and other cash requirements of Harrah's Jazz. The Company has proposed to make up to $25 million in such loans, however, it is likely that Harrah's Jazz will require debtor-in-possession loans from the Company in excess of the $25 million currently proposed.

     If the Plan is consummated, Harrah's would invest an additional $75 million in the project and deliver new completion guaranties. Any debtor-in-possession financing, including the approximately $17.2 million in financing already advanced and discussed above, would be repaid or converted into equity (and count toward the $75 million investment referred to above) upon consummation of the Plan. The Plan also provides that JCC will obtain a $180 million secured term loan and revolving credit facility to finance completion of the Rivergate Casino and provide JCC with working capital availability, and that Harrah's will guarantee or provide credit support for $120 million of this financing. If the Plan is consummated, it is anticipated that Harrah's will also make an additional $20 million subordinated loan to JCC to assist in financing construction of the Rivergate Casino.

     The Plan also contemplates the opening of the permanent casino at the Rivergate Casino site approximately nine months after the consummation of the Plan. If the Plan is consummated, it is expected that the consummation would occur in second quarter 1997. Under the Plan, there would be no temporary casino and the Basin Street Casino would not reopen.

     In addition to the matters discussed above, the Plan is subject to other amendments, and such other amendments may be material. There can be no assurance that definitive agreements necessary to consummate the Plan will be reached or that the amended Plan will be approved, or, if approved, that the conditions to consummation of the Plan will be met.

Other. Summarized balance sheet and income statement information of nonconsolidated gaming affiliates, including Harrah's Jazz, which Harrah's accounted for using the equity method, as of December 31, 1996 and 1995, and for the three fiscal years ended December 31, 1996, is included in the following tables.

                                            1996           1995           1994
------------------------------------------------------------------------------
Combined Summarized
  Balance Sheet Information
    Current assets                      $ 33,516      $  63,216
    Land, buildings and
     equipment, net                      391,133        266,602
    Other assets                         171,748        169,033
                                        --------      ---------
      Total assets                       596,397        498,851
                                        --------      ---------
    Current liabilities                  129,114        130,816
    Long-term debt                       486,740        465,386
                                        --------      ---------
      Total liabilities                  615,854        596,202
                                        --------      ---------
        Net assets                      $(19,457)     $ (97,351)
                                        ========      =========
Combined Summarized
  Statements of Operations
    Revenues                            $ 30,930      $ 118,798      $    291
                                        ========      =========      ========
    Operating loss                      $(18,194)     $ (30,296)     $(23,891)
                                        ========      =========      ========
    Net loss                            $(22,080)     $(139,200)     $(29,201)
                                        ========      =========      ========

     Condensed financial information relating to the Company's minority ownership interest in a restaurant subsidiary has not been presented since its operating results and financial position are not material to Harrah's.

     Harrah's investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

                                                              1996          1995
--------------------------------------------------------------------------------
Harrah's investments in and advances
 to nonconsolidated affiliates
   Accounted for under the equity method                  $ 98,356      $22,374
   Accounted for at historical cost                              -       32,267
   Equity securities available-for-sale
     and recorded at market value                          117,183       17,298
                                                          --------      -------
                                                          $215,539      $71,939
                                                          ========      =======

     Harrah's share of nonconsolidated affiliates' net income (losses) excluding interest expense, including Harrah's Jazz operations through November 21, 1995, is reflected in the accompanying Consolidated Statements of Income as follows:

                                               1996         1995          1994
-------------------------------------------------------------------------------
Net income (loss) excluding
  interest expense (included in
  Revenues-Other)                            $2,129     $(28,719)     $(10,535)
                                             ======     ========      ========

     Harrah's share of nonconsolidated affiliates' combined interest expense is reflected as Interest expense, net, from nonconsolidated affiliates in the Consolidated Statements of Income.

     During 1995, Harrah's sold a portion of its investment in a New Zealand casino property, reducing its ownership percentage from 20% to 12.5% and resulting in a pre-tax gain of approximately $11.7 million.

     In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," Harrah's adjusts the carrying value of certain marketable equity securities to include the unrealized gains. A corresponding increase is recorded in the Company's stockholders' equity and deferred income tax accounts.

Harrah's Entertainment, Inc.

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


/s/ Philip G. Satre             /s/ Michael N. Regan

Philip G. Satre                 Michael N. Regan
Chairman of the Board,          Vice President,
President and                   Controller and
Chief Executive Officer         Chief Accounting Officer

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

     We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries (Harrah's) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of Harrah's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

     As explained in Note 10 to the consolidated financial statements, effective January 1, 1994, Harrah's changed its method of accounting for preopening costs.

                                                   /s/ Arthur Andersen LLP

Memphis, Tennessee,
February 3, 1997 (except with respect to the matter discussed in Note 16, as to which the date is February 28, 1997).

                                                    Harrah's Entertainment, Inc.

Quarterly Results of Operations
(Unaudited)
(In thousands, except per share amounts)

                                 -------------------------------------------------------
                                    First    Second     Third     Fourth
                                  Quarter   Quarter   Quarter    Quarter            Year
----------------------------------------------------------------------------------------
1996
----
Revenues                         $383,107  $401,215  $429,201   $374,626      $1,588,149
Income from operations             72,430    68,962    89,890      6,583 (1)     237,865(1)
Net income (loss)                  31,410    29,977    42,350     (4,840)(1)      98,897(1)
Earnings (loss) per share(3)         0.30      0.29      0.41      (0.05)(1)        0.95(1)

1995
----
Revenues                         $356,481  $389,337  $425,824   $378,434      $1,550,076
Income (loss) from operations      72,421    83,760   103,771    (30,031)(2)     229,921(2)
Income (loss) from
  continuing operations            28,696    35,351    51,310    (36,547)(2)      78,810(2)
Income from discontinued
  hotel operations                  9,604    11,626         -          -          21,230
Net income (loss)                  23,102    40,981    51,310    (36,547)(2)      78,846(2)
Earnings (loss) per share(3)
  Continuing operations              0.28      0.35      0.50      (0.35)(2)        0.76(2)
  Discontinued operations            0.09      0.11         -          -            0.21
  Net income (loss)                  0.22      0.40      0.50      (0.35)(2)        0.76(2)

(1) 1996 includes $52.2 million in pre-tax charges for project write-downs and reserves, of which $50.0 million was recorded in fourth quarter 1996 (see
     Note 7).

(2) Fourth quarter 1995 includes $93.3 million in pre-tax charges for project write-downs (see Note 7).

(3) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common and common equivalent shares outstanding.