Form 10-K, Exhibit 13
period 1997-12-31
HARRAHS ENTERTAINMENT INC
filed 1998-03-10
CIK 858339

Financial and Statistical Highlights
(In millions, except stock data and statistical data)
(See Notes 1 and 10)

                                                                                                         COMPOUND
                                                                                                          GROWTH
                                                   1997(a)    1996(b)    1995(c)    1994(d)       1993     RATE
                                                 ---------  ---------  ---------  ---------  ---------  -----------
Operating Data
Continuing operations
  Revenues.....................................  $ 1,619.2  $ 1,586.0  $ 1,578.8  $ 1,349.9  $ 1,020.6        12.2%
  Income from operations.......................      213.5      236.9      209.4      267.2      210.0         0.4%
  Income before income taxes and minority
    interest...................................      183.6      172.1      151.6      139.3      139.0         7.2%
  Income from continuing operations............      107.5       98.9       78.8       50.0       74.9         9.5%
Net income (e).................................       99.4       98.9       78.8       78.4       86.3         3.6%
Adjusted EBITDA (f)............................      377.6      408.0      387.1      354.1      274.5         8.3%

Common Stock Data
Earnings per share-basic
  Continuing operations........................  $    1.07  $    0.96  $    0.77  $    0.49  $    0.74         9.7%
  Discontinued hotel operations................          -          -          -       0.36       0.17         N/M
  Net income (e)...............................       0.99       0.96       0.77       0.77       0.86         3.6%
Earnings per share-diluted
  Net income (e)...............................       0.98       0.95       0.76       0.76       0.84         3.9%
Market price of common stock at December 31
  (e)..........................................      18.88      19.88      24.25      30.88      45.75       (19.9)%
Common shares outstanding at year-end (in
  thousands)...................................    101,036    102,970    102,674    102,403    102,258        (0.3)%

Financial Position
Total assets (e)...............................  $ 2,005.5  $ 1,974.1  $ 1,636.7  $ 1,738.0  $ 1,528.0         7.0%
Total assets of continuing operations..........    2,005.5    1,974.1    1,636.7    1,595.0    1,347.5        10.5%
Current portion of long-term debt..............        1.8        1.8        2.0        1.0        1.0        15.8%
Long-term debt.................................      924.4      889.5      753.7      727.5      665.2         8.6%
Stockholders' equity (e).......................      735.5      719.7      585.5      623.4      536.0         8.2%

------------------------

(a) 1997 includes $13.8 million in pretax charges for write-downs and reserves (see Note 8) and a $37.4 million gain on the sale of equity in New Zealand subsidiary.

(b) 1996 includes $52.2 million in pretax charges for write-downs and reserves (see Note 8).

(c) 1995 includes $93.3 million in pretax charges for write-downs (see Note 8).

(d) 1994 includes a $53.4 million provision for settlement of all claims and related costs related to the Merger Agreement and Tax Sharing Agreement arising from the 1990 spin-off of the Company and acquisition of the Holiday Inn business by Bass PLC.

(e) Amounts for periods prior to the June 30, 1995, dividend of PHC common stock to the Company's stockholders reflect the impact of the financial position and results of operations for the discontinued hotel business in those periods.

(f) Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) consists of Income from continuing operations before write-downs and reserves, project opening costs, venture restructuring costs, gains on sales of New Zealand subsidiary equity interests and provision for settlement of litigation and related costs, plus interest expense, taxes, depreciation and amortization. EBITDA is a supplemental financial measurement used by management, as well as by industry

                                                                                                         COMPOUND
                                                                                                          GROWTH
                                                   1997(a)    1996(b)    1995(c)    1994(d)       1993     RATE
                                                 ---------  ---------  ---------  ---------  ---------  -----------
Cash Flows
Provided by (used in)
  Operating activities.........................  $   255.1  $   285.7  $   213.7  $   227.3  $   198.2         6.5%
  Investing activities.........................     (221.0)    (383.7)    (209.2)    (331.4)    (225.8)       (0.5)%
  Financing activities.........................      (23.3)     107.2       47.7       69.8       (7.0)       35.1%
Capital expenditures...........................      290.5      390.0      231.8      301.8      234.5         5.5%

Financial Percentages and Ratios
Return on revenues-continuing..................        6.6%       6.2%       5.0%       3.7%       7.3%
Return on average invested capital (g).........        8.6%       8.8%       9.8%       7.9%      11.2%
Return on average equity (g)...................       14.9%      14.5%      12.7%      14.2%      19.3%
Ratio of earnings to fixed charges.............        2.8        2.8        1.3        2.0        2.6
Current ratio..................................        1.0        1.0        0.9        0.6        0.7
Ratio of book equity to total debt (h).........        0.8        0.8        0.8        0.7        0.6
Ratio of market equity to total debt (h).......        2.1        2.3        3.3        3.4        5.6
Ratio of Adjusted EBITDA to interest paid......        4.6        5.2        5.2        4.6        3.8
Ratio of debt to Adjusted EBITDA...............        2.5        2.2        2.0        2.1        2.4

Selected Statistical Data as of Year-end (i)
Casino square footage..........................    774,500    701,200    547,200    521,400    436,400
Number of slot machines........................     19,835     19,011     15,335     14,808     12,504
Number of table games..........................        934        941        801        789        641
Number of hotel rooms (j)......................      8,197      6,478      5,736      5,367      5,348
Gaming win (in millions).......................  $ 1,609.3  $ 1,572.0  $ 1,498.8  $ 1,145.3  $   812.1

------------------------

    analysts, to evaluate Harrah's operations. However, EBITDA should not be construed as an alternative to Income from operations (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. EBITDA after write-downs and reserves, project opening costs, venture restructuring costs and provision for settlement of litigation and related costs for the years presented was as follows: 1997, $374.7 million; 1996, $335.3 million; 1995, $305.1 million; 1994, $285.4 million and 1993, $274.1 million.

(g) Ratio computed based on Income before extraordinary items and cumulative effect of change in accounting policy.

(h) For purposes of computing these ratios, total debt includes debt allocated to discontinued hotel operations for periods prior to the PHC Spin-off.

(i) Includes both owned and managed properties.

(j) Excludes rooms operated by the Company's discontinued hotel operations for periods prior to the PHC Spin-off.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

--------------------------------------------------------------------------------

    Harrah's Entertainment, Inc. (referred to in this discussion, together with its subsidiaries where appropriate, as "Harrah's" or the "Company") is the most recognized brand name in the casino entertainment industry. Contributing to this recognition are the Company's longevity, 1997 being its 60th year of operations, and its unparalleled geographic distribution of casino offerings, now totaling 16 facilities in ten states.

    By most financial measures, 1997 was a disappointing year for the Company. The continued intensity of industry competition in many markets, the impact of construction disruptions in certain markets as key properties were enhanced, and weather-related business interruptions in other markets all contributed to these financial results. However, the events of 1997 also included numerous strategic actions which are expected to positively impact the Company's operating results in future periods.

    The common threads of these strategic actions are a more narrow focus on serving target customers and a better position to build on the foundation of a recognition program, which is already in place. In September 1997, Harrah's introduced Total Gold (U.S. Patent Pending), the casino industry's first national player rewards program. Total Gold allows customers to earn points for slot play and redeem those points for cash, merchandise, food, lodging or show tickets at any Harrah's casino across the country. The ability to redeem points across all properties makes this program uniquely attractive to the multi-market player.

    Underpinning the Total Gold program is Harrah's powerful and proprietary database management system, which was also introduced in 1997. The Winner's Information Network, or WINet (U.S. Patent Pending), allows Harrah's to build a national database of its customers. WINet enables the Company to more efficiently communicate with its customers and to better target promotions and offers to the appropriate customer segment.

    To further enhance the Company's distribution and access to its target customers, in December 1997 Harrah's announced an agreement to acquire Showboat, Inc. (See Capital Spending and Development-Showboat Acquisition.)

OVERALL RESULTS OF OPERATIONS

                                                                                                            Percentage
                                                                                                     Increase/ (Decrease)
(In millions, except                                                                               ------------------------
earnings per share)                                                1997         1996         1995    97 Vs 96     96 Vs 95
----------------------------------------------------------    ---------    ---------    ---------  -----------  -----------
Revenues..................................................    $ 1,619.2    $ 1,586.0    $ 1,578.8       2.1 %        0.5 %
Operating profit..........................................        258.7        284.7        289.0      (9.1)%       (1.5)%
Income from operations....................................        213.5        236.9        209.4      (9.9)%       13.1 %
Income from continuing operations.........................        107.5         98.9         78.8       8.7 %       25.5 %
Net income................................................         99.4         98.9         78.8       0.5 %       25.5 %
Earnings per share-basic
  Continuing operations...................................         1.07         0.96         0.77      11.5 %       24.7 %
  Net income..............................................         0.99         0.96         0.77       3.1 %       24.7 %
Operating margin..........................................         13.2%        14.9%        13.3%     (1.7)pts      1.6 pts

    Given the various special charges and credits included in each of the years presented, comparisons of the financial data contained in the table above are difficult. The table below reflects pro forma comparisons of the Company's operating results, adjusted to exclude write-downs and reserves, project opening costs, equity in income (losses) of nonconsolidated affiliates, venture restructuring costs, gains on sales of the Company's ownership interests in a New Zealand subsidiary and discontinued operations. For the amounts and a discussion of these items, please see the Other Factors Affecting Net Income section.

                                                                                                           Percentage
                                                                                                      Increase/(Decrease)
                   (In millions, except                                                              ----------------------
                    Earnings per share)                            1997         1996         1995     97 Vs 96      96 Vs 95
-----------------------------------------------------------   ---------    ---------    ---------    ---------    -----------
Revenues...................................................   $ 1,619.2    $ 1,586.0    $ 1,578.8         2.1 %        0.5 %
Operating profit...........................................       290.1        342.8        382.8       (15.4)%      (10.4)%
Income from operations.....................................       263.0        308.4        352.4       (14.7)%      (12.5)%
Income from continuing operations..........................       114.9        141.4        153.0       (18.7)%       (7.6)%
Earnings per share-basic
  Continuing operations....................................        1.14         1.38         1.49       (17.4)%       (7.4)%
Operating margin...........................................        16.2%        19.4%        22.3%       (3.2)pts     (2.9)pts

    The trends depicted by these pro forma results reflect the increasingly competitive operating environment faced by Harrah's over this three year period in many of the markets in which it operates and the further impact on 1997 results of construction and weather-related disruptions.

DIVISION OPERATING RESULTS AND
DEVELOPMENT PLANS

Riverboat Division


                                                                                                       Percentage
                                                                                                  Increase/(Decrease)
                                                                                                  --------------------
(In millions)                                                         1997       1996       1995   97 VS 96   96 VS 95
---------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Casino revenues................................................    $614.8     $596.0     $557.2       3.2 %      7.0 %
Total revenues.................................................     656.2      629.1      593.5       4.3 %      6.0 %
Operating profit...............................................     124.2      141.2      172.2     (12.0)%    (18.0)%
Operating margin...............................................      18.9%      22.4%      29.0%     (3.5)pts   (6.6)pts

    Riverboat Division year-over-year revenue increases resulted from new and expanded casino facilities. 1997 included the March opening of Harrah's St. Louis-Riverport. During 1996, a larger Tunica facility opened in April, and both Shreveport and North Kansas City increased gaming capacity. However, Division operating profit and margin declined over this three year period due to new and increased competition in all riverboat markets.

    Illinois. Revenues, operating profit and margin at Harrah's Joliet in Illinois declined in 1997 compared to the prior year due to the addition of riverboat casinos in neighboring Indiana beginning in June 1996, continuing the trend noted in the 1996 versus 1995 comparison. Although full year 1997 gaming volume at Harrah's Joliet declined 15.5% from the prior year, gaming volume for the last half of 1997 was down only 0.3% from the last half of 1996. Operating profit and margin at Joliet were further impacted by higher marketing and promotional expenses that resulted from the increased competition. Though management believes that the property's operating results have stabilized, revenues and operating profit at Harrah's Joliet are not expected to return to the levels achieved prior to the entrance of the Indiana riverboats into the regional market.

    The Company began construction during fourth quarter 1997 on certain elements of a $29.5 million expansion at the Joliet property. Construction of a major element of the expansion project, a 204-suite hotel, was delayed for further study after the passage in December 1997 of a gaming tax increase by the Illinois State Legislature. A decision regarding this project will be made after an analysis has been completed of the expected impact of this tax increase on the property's operations.

    The Company believes that its overall position in the Chicago market will be enhanced with the addition of Showboat's East Chicago, Indiana, property, located to the southeast of downtown, which will complement Harrah's Joliet's position on the southwest side of the city. (See Capital Spending and Development-Showboat Acquisition.)

    Louisiana. Although Harrah's Shreveport's 1997 revenues declined 1.9% as compared to 1996, operating profit increased 2.5%, despite the entrance in third quarter 1996 of a new competitor into the market. This performance follows the approximately 12% increases in revenues and operating profit by Harrah's Shreveport in 1996 versus 1995.

    The Company plans to commence construction by second quarter 1998 on expanded parking facilities at Harrah's Shreveport and is evaluating a possible further expansion of the facilities to include a hotel as well as additional restaurant and meeting facilities. Any expansion project is subject to the receipt of necessary regulatory approvals.

    Mississippi. During second quarter 1997, Harrah's closed its original Tunica property in order to focus its efforts in the market on the newer Tunica property, which opened in April 1996. Combined Tunica revenues increased 5.9% in 1997 over 1996, while operating income increased $6.0 million despite construction disruptions at the newer Tunica property during fourth quarter 1997 as a result of a project to further enhance the property's offerings to meet the needs of the Company's target customers. For 1996, the combined Tunica properties had posted an operating loss, despite a 51.2% increase in revenues over 1995 due to the opening of the second Tunica facility.

    The Company is continuing to explore its options for the original Tunica property. A reserve for the impairment of the property was recorded in fourth quarter 1996 and the Company believes such reserve remains adequate. However, the Company will continue to periodically review the adequacy of this reserve. During second quarter 1997, the Company acquired its minority partner's interest in both Tunica properties. The cost of this acquisition was not material to Harrah's.

    Harrah's Vicksburg reported 1997 revenues and operating profit which were virtually even with the prior year, despite continued intense competition in this market. As a result of this competition, 1996 revenues and operating profit declined 3.6% and 19.9%, respectively, as compared to 1995.

    Missouri. Harrah's North Kansas City achieved higher revenues in 1997, due primarily to the Company's addition of a second riverboat casino in May 1996. However, operating profit for 1997 declined 24.9% from 1996, which follows a 17.5% decline in 1996 versus 1995, due to increased marketing and promotional costs as a result of additional competition, including a major new property that opened in January 1997. Also contributing to the decline for 1997 and 1996 was the decision during first quarter 1996 to discontinue the property's admission charge.

    The Company's newest riverboat casino, Harrah's St. Louis-Riverport, reported an operating loss of approximately $1.4 million for 1997 as the Company slowly builds its market position. The St. Louis-Riverport casino entertainment complex in Maryland Heights, Missouri, a suburb of St. Louis, opened on March 11,
1997. The facility includes four riverboat casinos, two of which are owned and operated by Harrah's, and shoreside facilities jointly-owned with another casino company. Harrah's pro rata share of the operating losses of the shoreside facilities joint venture is included in Equity in income (losses) of nonconsolidated affiliates, which is reported separately in the Consolidated Statements of Income (see Other Factors Affecting Net Income).

Atlantic City

                                                                                                        Percentage
                                                                                                   Increase/(Decrease)
                                                                                                   --------------------
(In millions)                                                          1997       1996       1995   97 Vs 96   96 Vs 95
----------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Casino revenues.................................................   $314.9     $310.1     $314.7       1.5 %     (1.5)%
Total revenues..................................................    349.5      338.6      341.5       3.2 %     (0.8)%
Operating profit................................................     73.3       75.0       85.6      (2.3)%    (12.4)%
Operating margin................................................     21.0%      22.2%      25.1%     (1.2)pts   (2.9)pts

    Although Harrah's Atlantic City achieved record revenues in 1997, operating profit and margin decreased from the prior year as continued competition in the market resulted in higher than historical complimentary and promotional expenses. These results continue the trend experienced in 1996, when high complimentary and marketing expenses resulted in disproportionate declines in operating profit and margin, as compared to revenues, versus 1995.

    A new 416-room hotel tower was opened in late second quarter 1997. The tower was the final component of an expansion and enhancement project that also added 13,500 square feet of casino space and 500 slot machines in June 1996 and a new marine-themed buffet restaurant in fourth quarter 1996. No decisions regarding a possible second phase of the Atlantic City expansion have been made. Such decisions are dependent, in part, upon substantive progress on development of new casino hotel projects in the Marina area of Atlantic City by other companies.

    The Atlantic City Showboat, located on the Boardwalk, will provide a strong additional brand that offers the Company's target customers a second destination in Atlantic City. The Showboat property's location on the Boardwalk and the existing Harrah's Atlantic City location in the Marina district well position the Company in the two strategically critical growth locations in Atlantic City. (See Capital Spending and Development-Showboat Acquisition.)

Southern Nevada Division

                                                                                                         Percentage
                                                                                                    Increase/(Decrease)
                                                                                                   ----------------------
(In millions)                                                          1997       1996       1995   97 Vs 96    96 Vs 95
----------------------------------------------------------------  ---------  ---------  ---------  ---------  -----------
Casino revenues.................................................   $191.0     $190.8     $198.3       0.1 %       (3.8)%
Total revenues..................................................    288.2      289.8      297.2      (0.6)%       (2.5)%
Operating profit................................................     41.9       68.0       72.8     (38.4)%       (6.6)%
Operating margin................................................     14.5%      23.5%      24.5%     (9.0)pts     (1.0)pt

    1997 results in Southern Nevada were impacted by construction disruptions at Harrah's Las Vegas, where a $200 million expansion and renovation project was completed in the fourth quarter. The construction activity, which began in mid-1996, often impeded access to the Las Vegas property, and operating profit and margin were further impacted due to the difficulty in adjusting certain operating costs proportionately with the revenue fluctuations, as well as by higher operating costs associated with the construction disruptions. With completion of the renovations, Harrah's Las Vegas now offers 86,700 square feet of casino space and 2,677 hotel rooms. The property's fourth quarter 1997 revenues were at a record high, but were offset by high operating costs associated with completing construction and reopening the renovated areas.

    Harrah's Laughlin continues to be affected by competition from neighboring Arizona and California Indian casinos and from high profile new Las Vegas area casino developments. 1997 gaming volume declined 4.9% from the 1996 level, which follows a 5.1% decline in gaming volume in 1996 as compared to 1995. These volume declines resulted in lower revenues, operating profit and margin for the Laughlin property.

    No definitive plans have been announced related to Harrah's previously announced interest in the construction or acquisition of an additional Las Vegas property, and there is no assurance the Company will construct or acquire such a property. The Showboat Las Vegas property is a non-strategic asset and will not fulfill the Company's objectives for this additional property.

Northern Nevada Division

                                                                                                         Percentage
                                                                                                    Increase/(Decrease)
                                                                                                   ----------------------
(In millions)                                                          1997       1996       1995   97 vs 96    96 vs 95
----------------------------------------------------------------  ---------  ---------  ---------  ---------  -----------
Casino revenues.................................................   $217.3     $226.5     $243.6      (4.1)%      (7.0)%
Total revenues..................................................    287.8      299.2      315.6      (3.8)%      (5.2)%
Operating profit................................................     44.5       59.8       66.4     (25.6)%      (9.9)%
Operating margin................................................     15.5%      20.0%      21.0%     (4.5)pts    (1.0)pt

    In Northern Nevada, operating results for 1997 were significantly impacted by weather conditions occurring during first quarter 1997, when flooding in the region twice closed the primary access road to Lake Tahoe for a combined total of forty-five days, and closed Harrah's Reno for one day. Additionally, during September and October, 1997, Route 50, the preferred and most direct route from California to Lake Tahoe, was closed for repairs on weekdays.

    1996 results of the Division declined from 1995 levels due to a 6% decrease in gaming volume. Although all three properties in the Division experienced declines, the largest decrease occurred in Reno, where a major new competitor opened in July 1995.

Managed Casinos-Indian Lands

    Revenues and operating profit contributions resulting from Harrah's management of three casinos on Indian lands increased in 1997, due primarily to higher management fees from Harrah's Phoenix Ak-Chin casino and the addition of fees from Harrah's Cherokee casino, which opened in November 1997 in Cherokee, North Carolina.

    On January 13, 1998, a fourth Harrah's managed casino on Indian lands opened near Topeka, Kansas. The casino facility is owned by the Prairie Band of Potawatomi Indians and includes approximately 26,000 square feet of casino space and a 100-room hotel.

    Harrah's has also previously announced agreements with other Indian tribes, which are in various stages of negotiation and are subject to certain conditions, including approval from appropriate government agencies. If the necessary approvals for these projects are received, Harrah's would likely guarantee the related bank financing for the projects, which could be significant.

    The agreements under which Harrah's manages casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, Harrah's must pay the shortfall to the tribe. Such advances, if any, would be repaid to Harrah's in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. The aggregate monthly commitment pursuant to the contracts for the four Indian-owned facilities now open, which extend for periods of up to 60 months from December 31, 1997, is $1.2 million.

    See Debt and Liquidity section for further discussion of Harrah's guarantees of debt related to Indian projects.

Other Gaming Operations

    The Company manages for a fee the Sky City casino complex in Auckland, New Zealand. During second quarter 1997, Harrah's announced that Sky City Limited, owner of the Sky City facility, will buy-out Harrah's management contract. Harrah's will continue to manage the facility under its fee agreement until June 1998, when it will receive a termination fee computed in accordance with the terms of the contract. During third quarter 1997, Harrah's sold its remaining 12.5% equity interest in Sky City Limited (see Other Factors Affecting Net Income).

    During 1997, the Company received $2.3 million in nonrecurring income from Interactive Entertainment Limited ("IEL") in consideration for the termination of Harrah's management contract with that entity. The termination of the management contract occurred in conjunction with IEL's reorganization and transformation into a publicly-traded company.

    On March 31, 1997, Harrah's discontinued its management of two limited stakes casinos in Colorado. Harrah's also completed the sale of its ownership interest in these non-strategic assets during 1997. These actions did not have a material impact on Harrah's 1997 financial statements.

OTHER FACTORS AFFECTING NET INCOME

                                                                                                             Percentage
                                                                                                        Increase/(Decrease)
                                                                                                       ----------------------
(In millions)                                                              1997       1996       1995    97 Vs 96    96 Vs 95
--------------------------------------------------------------------  ---------  ---------  ---------  -----------  ---------
Development costs...................................................    $10.5      $12.0      $17.4      (12.5)%     (31.0)%
Write-downs and reserves............................................     13.8       52.2       93.3        N/M         N/M
Project opening costs...............................................     17.6        5.9        0.5        N/M         N/M
Equity in (income) losses of nonconsolidated affiliates.............     11.1       (1.2)      49.2        N/M         N/M
Corporate expense...................................................     27.2       34.3       30.3      (20.7)%      13.2 %
Venture restructuring costs.........................................      6.9       14.6          -      (52.7)%       N/M
Interest expense, net...............................................     79.1       70.0       73.9       13.0%       (5.3)%
Gains on sales of equity interests in New Zealand subsidiary........    (37.4)         -      (11.8)       N/M         N/M
Other income........................................................    (11.8)      (5.2)      (4.3)     126.9%       20.9 %
Effective tax rate..................................................     37.4%      39.1%      40.0%      (1.7)pts    (0.9)pts
Minority interests..................................................    $ 7.4      $ 5.9     $ 12.1       25.4%      (51.2)%
Discontinued operations
  Hotel earnings, net of tax........................................        -          -      (21.2)         -         N/M
  Spin-off transaction costs, net of tax............................        -          -       21.2          -         N/M
Extraordinary loss, net of tax......................................      8.1          -          -        N/M           -

    Development costs have decreased over the years presented due to the decrease in new casino development opportunities. Write-downs and reserves for 1997 were primarily related to a $13 million reserve recorded during third quarter 1997 against debtor-in-possession financing provided to the casino project in New Orleans in which Harrah's is a minority partner. 1996 write-downs and reserves included write-downs for the impairment of certain long-lived assets, primarily the Company's original Tunica,

Mississippi, casino property, as well as the accrual of reserves for certain contingent obligations. Write-downs and reserves recorded in 1995 related to Harrah's write-offs of investments in and advances to nonconsolidated affiliates, including Harrah's investment in Harrah's Jazz Company, and the write-down of impaired and abandoned assets.

    Project opening costs for 1997 include costs incurred in connection with the first quarter 1997 opening of Harrah's St. Louis-Riverport casino property, costs related to expansions at Harrah's Las Vegas and Harrah's Tunica and the costs incurred in connection with an initiative to develop and implement the strategies and employee training programs designed to better focus the Company on serving its targeted customers. 1996 project opening costs related to the second quarter opening of the newer Tunica property and an expansion at Harrah's North Kansas City. 1995 project opening costs related to the opening of the Hampton Inn hotel tower in Reno.

    Equity in (income) losses of nonconsolidated affiliates for 1997 consists primarily of Harrah's pro rata share of the losses incurred by the joint venture portion of the St. Louis development, including its $1.9 million share of the joint venture's preopening costs, and Harrah's share of losses incurred by the reorganized IEL entity, which is 35.5% owned by the Company. These losses are partially offset by Harrah's share of income from a restaurant affiliate. 1996 included Harrah's pro rata share of income from the restaurant affiliate. 1995 included primarily Harrah's share of losses from the New Orleans joint venture. In prior years, Harrah's reported its share of joint venture pre-interest operating results in Revenues-other, and its share of joint venture interest expense as Interest expense, net, from nonconsolidated affiliates. Prior year amounts have been restated to conform to the current year's presentation.

    Corporate expense decreased in 1997 versus 1996 due primarily to cost savings efforts. Corporate expense increased in 1996 over 1995 as a result of higher information technology, legal and corporate relations costs. Venture restructuring costs for 1997 and 1996 represent Harrah's costs, including legal fees, associated with the on-going development of a reorganization plan for the New Orleans casino (see Harrah's Jazz Company). Interest expense increased in 1997 over 1996, primarily as a result of higher debt levels incurred to fund a stock repurchase program (see Equity Transactions) and expansion projects. Other income increased in 1997 due to higher interest income earned by the Company on the cash surrender value of certain life insurance policies, the inclusion in 1997 of dividend income from Harrah's New Zealand subsidiary and gains on sales of nonoperating property.

    During third quarter 1997, Harrah's sold its remaining equity interest in Sky City Limited, and recorded a pretax gain on the sale of $37.4 million. In 1995, Harrah's sold a portion of its interest in Sky City and recognized a pretax gain on the sale of $11.8 million.

    The Company sold its ownership interest in Station Square, an entertainment, business and retail center in Pittsburgh, Pennsylvania, to its partner for cash during fourth quarter 1997. Under the terms of the sale agreement, Harrah's retains certain rights to pursue development of a casino entertainment facility at the Station Square site if casino gaming is legalized in the jurisdiction. No gain or loss was recognized by the Company as a result of this transaction.

    The effective tax rates for all years are higher than the federal statutory rate primarily due to state income taxes. Minority interests reflect joint venture partners' shares of income at joint venture riverboat casinos.

    Discontinued operations includes the operating results of the Company's hotel operations prior to its June 30, 1995, spin-off date. 1995's results also include the $21.2 million charge, net of taxes, for the expenses to complete the spin-off. (See Note 10 to the accompanying Consolidated Financial Statements.)

    The extraordinary loss reported in second quarter 1997 is due to the early extinguishment of debt and includes the premium paid to holders of the debt retired and the write-off of related unamortized deferred finance charges. (See Debt and Liquidity-Early Extinguishment of Debt.)

    Harrah's has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which defines the computation of, and requires the presentation of, "Basic" and "Diluted" earnings per share. Prior year earnings per share amounts have been restated to conform with the provisions of SFAS No. 128.

HARRAH'S JAZZ COMPANY

    Efforts to reorganize Harrah's Jazz Company ("Harrah's Jazz"), which filed a petition for relief under Chapter 11 of the Bankruptcy Code on November 22, 1995, are continuing. If the current reorganization plan, which has been confirmed by the Bankruptcy Court, is consummated, the Company will make an additional $75 million equity investment in the project (less any debtor-in-possession financing previously provided), guarantee the project's $100 million annual payment to the State of Louisiana Gaming Board, guarantee up to $154 million of a bank credit facility of up to $224 million, guarantee timely completion and opening of the casino and make an additional $10 million subordinated loan to the project to finance the casino's completion. Harrah's will receive various fees for providing the various guarantees and will earn a fee for managing the casino after it opens. Final consummation of the plan is subject to numerous approvals, including approval from the Company's Board of Directors, the Louisiana State Legislature, the City of New Orleans City Council and others.

    For additional information regarding the status of the efforts to reorganize Harrah's Jazz, see Note 15 to the accompanying Consolidated Financial Statements.

CAPITAL SPENDING AND DEVELOPMENT

Showboat Acquisition

    During December 1997, Harrah's announced an agreement to buy Showboat, Inc. ("Showboat"), creating the world's largest gaming company. Under the terms of the agreement, Harrah's will acquire Showboat for $30.75 per share in an all-cash transaction valued at $519 million, net of options proceeds, and assume $635 million in Showboat debt. The Company intends to finance the cash portion of the Showboat acquisition using proceeds from an expanded bank facility of the Company, which is currently being negotiated. Showboat owns and operates casinos in Atlantic City, New Jersey, and Las Vegas, Nevada. It manages and is the largest single shareholder of the Star City casino in Sydney, New South Wales, Australia, and beneficially owns 55% of the Showboat Mardi Gras Casino in East Chicago, Indiana. The acquisition will strengthen the Company's presence in the Atlantic City and Chicago gaming markets. Although not a strategic asset in the context of the Company's target customer, Star City is a world class casino entertainment facility that can benefit from the Company's expertise and systems, and can be a major source of stockholder value creation. The Las Vegas Showboat is a non-strategic asset to Harrah's and the Company is currently evaluating its fit.

    The transaction is expected to be completed in second quarter 1998, subject to various conditions including regulatory approvals, Showboat stockholder approval and other third party approvals.

Year 2000

    During 1997, Harrah's evaluated its various systems to determine whether or not those systems were year 2000 compliant. Based upon this review, the Company has identified those systems which are not compliant and has implemented a plan to update those systems. The cost to update the affected systems is not expected to be material.

Summary

    In addition to the Showboat acquisition and the specific development and expansion projects discussed in the Division Operating Results and Development Plans section, Harrah's performs on-going refurbishment and maintenance at its casino entertainment facilities in order to maintain the Company's quality standards. Harrah's also continues to pursue development and acquisition opportunities for additional casino entertainment facilities that meet its strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs incurred during the construction period are deferred and expensed at the respective property's opening.

    The Company's planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued by Harrah's are expected to be made available from operating cash flows, the Bank Facility (see Debt and Liquidity--Bank Facility), joint venture partners, specific project financing, guarantees by Harrah's of third party debt and, if necessary, additional Harrah's debt and/or equity offerings. Harrah's capital spending for 1997 totaled approximately $290.5 million. Estimated total capital expenditures for 1998 are expected to be $180 million to $200 million, excluding the planned purchase of Showboat, the possible purchase or construction of an additional Las Vegas property and the possible second phase of Harrah's Atlantic City expansion.

DEBT AND LIQUIDITY

Early extinguishment of Debt

    On May 27, 1997, Harrah's principal operating subsidiary, Harrah's Operating Company, Inc. ("HOC"), redeemed its $200 million 10 7/8% Senior Subordinated Notes due 2002 (the "Notes") at a call price of 104.833%, plus accrued and unpaid interest through the redemption date. The Company retired the Notes using proceeds from its revolving credit facility. An extraordinary charge, net of tax, of approximately $8.1 million was recorded during second quarter 1997 in conjunction with this early extinguishment of debt.

    In connection with the early extinguishment of the Notes, the Company terminated certain interest rate swap agreements which had been associated with the debt. The gain realized upon the termination of these swap agreements was not material.

Bank Facility

    As of December 31, 1997, $720.5 million in borrowings, including the funds drawn to retire the Notes, were outstanding under the Company's $1.1 billion reducing revolving and letter of credit facility (the "Bank Facility"), with an additional $28.4 million committed to back letters of credit. After consideration of these borrowings, $351.1 million of additional borrowing capacity was available to the Company as of December 31, 1997. Pursuant to the terms of the Bank Facility, the available capacity is scheduled to be reduced by $50 million in July 1998.

    The Company is currently negotiating certain amendments to the Bank Facility in connection with its planned acquisition of Showboat.

Interest Rate Agreements

    To manage the relative mix of its debt between fixed and variable rate instruments, Harrah's has entered into interest rate swap agreements to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. The differences to be paid or received by the Company under the terms of its interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received by Harrah's pursuant to the terms of its interest rate swap agreements will have a corresponding effect on its future cash flows.

    These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. Harrah's minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

    For more information regarding the Company's interest rate swap agreements as of December 31, 1997, please see Note 6 to the accompanying Consolidated Financial Statements.

Guarantees of Third Party Debt

    As part of a transaction whereby Harrah's has retained an option to a site for a potential casino, Harrah's guaranteed a third party's $22.9 million variable rate bank loan which matures on February 28, 1998. Harrah's also agreed to fund the monthly interest payments to the lender on behalf of the third party, and is to be repaid from the proceeds from the sale of certain assets of the third party. Discussions with the third party regarding a possible restructuring of the loan and/or the guarantee are currently underway. The guaranty contains an element of risk that, should the borrower be unable to perform, the Company could become responsible for repayment of at least a portion of the obligation. Harrah's has reduced this exposure by obtaining a security interest in certain assets of the third party.

    As described in the Division Operating Results and Development Plans-Managed Casinos-Indian Lands section, in connection with its management contracts, Harrah's may guarantee all or part of the debt incurred by Indian tribes to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, Harrah's has obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, the value of such property would satisfy Harrah's obligations in the event these guarantees were enforced. Additionally, Harrah's has received limited waivers from the Indian tribes of their sovereign immunity to allow Harrah's to pursue its rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance of such debt as of December 31, 1997, was $111.1 million.

EQUITY TRANSACTIONS

    Pursuant to a plan approved by Harrah's Board of Directors, which expired on December 31, 1997, the Company purchased 2,993,700 shares of its common shares at an aggregate cost of approximately $54.0 million. The repurchased shares are held in treasury.

EFFECTS OF CURRENT ECONOMIC AND
POLITICAL CONDITIONS

Competitive Pressures

    As compared to the early 1990s, the number of new markets opening for development in recent years has been much more limited, and existing markets have become much more competitive. The focus of many casino operators has shifted to investing in existing markets, in an effort both to attract new customers and to gain a greater market share of existing customers. As companies have completed these expansion projects, supply has grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's, have announced plans for additional developments or expansions in some markets. The impact that these projects will have on Harrah's operations, if they are completed, cannot be determined at this time.

    Harrah's properties in the long-established gaming markets of Nevada and New Jersey have generally reacted less significantly to the changing competitive conditions, as the amount of supply change within these markets has represented a smaller percentage change than that experienced in some riverboat markets. In Las Vegas, several major developments have opened within the past few years and numerous new developments and property expansions are underway. Historically, the Las Vegas market has grown sufficiently to absorb these additions to its supply, but there can be no assurance that such growth will continue. In the Atlantic City market, additional casino space and hotel rooms have opened within the past year and several major developments are proposed. This activity has intensified competition during the last year, increasing promotional costs and reducing margins.

    In riverboat markets, the recent additions to supply have had a more noticeable impact, due to the fact that competition was limited in the early stages of many of these markets. In Joliet, the opening in late second quarter 1996 of Indiana riverboats more than doubled the Chicago area capacity and has resulted in a significant decline in Harrah's gaming volume from 1996 levels. In Tunica, a major new property opened in June 1996 and several existing properties, including Harrah's, added hotel rooms and other amenities and more are planned. In response to competitive pressures in this market and in order to focus its efforts on Harrah's newer Tunica casino, Harrah's closed its original Tunica property in May 1997 and continues to evaluate its options for the property. In October 1996, a fourth casino entered the Shreveport market, and in January 1998, a competitor completed a major expansion of an existing property. Thus far, these Shreveport developments have not significantly impacted Harrah's operating results. In January 1997, a major new development opened in the Kansas City market. Harrah's North Kansas City's operating profit declined 24.9% in 1997 versus the prior year as a result of the increasing competition in that market.

    Over the past several years, there has also been a significant increase in the number of casinos on Indian lands, made possible by the Indian Gaming Regulatory Act of 1988. Harrah's manages four such facilities. The future growth potential from Indian casinos is uncertain, however.

    Although the short-term effect of these competitive developments on the Company has been negative, Harrah's is not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on its current or future markets. Management believes that the geographic diversity of Harrah's operations, its multi-market customer base and the Company's continuing efforts to establish Harrah's as a premier brand name have well-positioned Harrah's to face the challenges present within the industry. Harrah's has introduced WINet, a sophisticated nationwide customer database, and its Total Gold Card, a nationwide frequent-player card, both of which it believes provide competitive advantages, particularly with players who visit more than one market.

Industry Consolidation

    As evidenced by a number of recent public announcements by casino entertainment companies of plans to acquire or be acquired by other companies, including Harrah's December 1997 announcement of its plans to acquire Showboat, consolidation in the gaming industry is now underway. The Company believes it is well-positioned to pursue additional strategic acquisitions to further enhance its distribution, strengthen its access to target customers and leverage its technological and centralized services infrastructure.

Political Uncertainties

    The casino entertainment industry is subject to political and regulatory uncertainty. In 1996, the U.S. government formed a federal commission to study gambling in the United States, including the casino gaming industry. At this time, the role of the commission and the ultimate impact that it will have on the industry is uncertain. From time to time, individual jurisdictions have also considered legislation which could adversely impact Harrah's operations, and the likelihood or outcome of similar legislation in the future is difficult to predict.

    The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws (such as the recent passage of a gaming tax increase by the Illinois State Legislature) or in the administration of such laws, which would affect the industry. It is not possible to determine with certainty the scope or likelihood of possible future changes in tax laws or in the administration of such laws. If adopted, such changes could have a material adverse effect on Harrah's financial results.

EFFECTS OF INFLATION

    Inflation has had little effect on Harrah's historical operations. Generally, Harrah's has not experienced any significant negative impact on gaming volume or on wagering propensity of its customers as a result of inflationary pressures. Further, Harrah's has been successful in increasing the amount of wagers and playing time of its casino customers through effective marketing programs. Casino management has also, from time to time, adjusted its required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher denominations. These strategies, supplemented by effective cost management programs, have offset the impact of inflation on Harrah's operations. Inflation tends to increase the value of Harrah's casino entertainment properties.

INTERCOMPANY DIVIDEND RESTRICTION

    Agreements governing the terms of its debt require Harrah's to abide by covenants which, among other things, limit HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments, was approximately $729.7 million at December 31, 1997. Harrah's principal asset is the stock of HOC, a wholly-owned subsidiary which holds, directly and through subsidiaries, the principal assets of Harrah's businesses. Given this ownership structure, these restrictions should not impair Harrah's ability to conduct its business through its subsidiaries or to pursue its development plans.

RECENTLY ISSUED ACCOUNTING
STANDARDS

    The Financial Accounting Standards Board ("FASB") has issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a company's financial statements. It requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the balance sheet. SFAS No. 130 is effective for years beginning after December 15, 1997.

    The FASB has also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is also effective for years beginning after December 15, 1997, and establishes standards by which a company will report information about its reportable operating segments in both its annual and interim financial statements. The Company will adopt these new standards in 1998. However, such adoption will not impact the Company's results of operations or financial position.

PRIVATE SECURITIES LITIGATION
REFORM ACT

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information included in Harrah's Annual Report on Form 10-K and other materials filed or to be filed by the Company with the Securities and Exchange Commission ("SEC") (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward looking. These include statements relating to the following activities, among others: (A) operations and expansions of existing properties, including future performance, anticipated scope and opening dates of expansions; (B) planned development of casinos that would be owned or managed by the Company and the pursuit of strategic acquisitions; (C) the proposed plan of reorganization and its various facets for New Orleans; (D) planned capital expenditures for 1998 and beyond;
(E) the possible acquisition or construction of an additional property in Las Vegas; (F) the impact of the WINet and Total Gold Card Programs; and (G) completion of the acquisition of Showboat and any plans or future impact with respect to the Showboat acquisition. These activities involve important factors that could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. These include, but are not limited to, the following factors as well as other factors described from time to time in the Company's reports filed with the SEC: construction factors, including zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; access to available and feasible financing; regulatory, licensing and other governmental approvals, third party consents and approvals, and relations with partners, owners and other third parties; conditions of credit markets and other business and economic conditions; litigation, judicial actions and political uncertainties, including gaming legislative action and taxation; and the effects of competition including locations of competitors and operating and marketing competition. Any forward looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

                                                                                              December 31,
                                                                                       ----------------------
                                                                                          1997        1996
-------------------------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and cash equivalents..........................................................   $  116,443  $  105,594
 Receivables, less allowance for doubtful accounts of $11,462 and $14,064...........       43,767      41,203
 Deferred income taxes (Note 9).....................................................       17,436      25,551
 Prepayments and other..............................................................       21,653      18,401
 Inventories........................................................................       13,011      10,838
                                                                                       ----------  ----------
  Total current assets..............................................................      212,310     201,587
                                                                                       ----------  ----------
Land, buildings, riverboats and equipment
 Land, and land improvements........................................................      218,703     232,721
 Buildings, riverboats and improvements.............................................    1,334,279   1,248,792
 Furniture, fixtures and equipment..................................................      600,358     496,447
                                                                                       ----------  ----------
                                                                                        2,153,340   1,977,960
 Less: accumulated depreciation.....................................................     (675,286)   (588,066)
                                                                                       ----------  ----------
                                                                                        1,478,054   1,389,894
Investments in and advances to nonconsolidated affiliates (Note 15).................      152,401     215,539
Deferred costs and other (Note 5)...................................................      162,741     167,053
                                                                                       ----------  ----------
                                                                                       $2,005,506  $1,974,073
                                                                                       ----------  ----------
                                                                                       ----------  ----------
Liabilities and stockholders' equity
Current liabilities
 Accounts payable...................................................................   $   45,233  $   44,934
 Construction payables..............................................................        7,186      17,975
 Accrued expenses (Note 5)..........................................................      156,694     139,892
 Current portion of long-term debt (Note 6).........................................        1,837       1,841
                                                                                       ----------  ----------
   Total current liabilities........................................................      210,950     204,642
Long-term debt (Note 6).............................................................      924,397     889,538
Deferred credits and other..........................................................       98,177      97,740
Deferred income taxes (Note 9)......................................................       22,361      45,443
                                                                                       ----------  ----------
                                                                                        1,255,885   1,237,363
                                                                                       ----------  ----------
Minority interests..................................................................       14,118      16,964
                                                                                       ----------  ----------

Commitments and contingencies (Notes 7 and 12 through 15)

Stockholders' equity (Notes 4, 14 and 15)
 Common stock, $0.10 par value, authorized--360,000,000 shares, outstanding--101,035,898 and 102,969,699 shares
  (net of 3,001,568 and 771,571 shares held in treasury)............................       10,104      10,297
 Capital surplus....................................................................      388,925     385,941
 Retained earnings..................................................................      349,386     290,797
 Unrealized gain on marketable equity securities....................................        2,884      51,394
 Deferred compensation related to restriced stock...................................      (15,796)    (18,683)
                                                                                       ----------  ----------
                                                                                          735,503     719,746
                                                                                       ----------  ----------
                                                                                       $2,005,506  $1,974,073
                                                                                       ----------  ----------
                                                                                       ----------  ----------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                         HARRAH'S ENTERTAINMENT, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)


                                                           Year Ended December 31,
                                                 ----------------------------------------
                                                    1997           1996            1995
                                                 ----------     ----------     ----------
Revenues
 Casino.....................................     $1,338,003     $1,323,466     $1,313,910
 Food and beverage..........................        196,765        188,081        181,312
 Rooms......................................        128,354        115,456        109,036
 Management fees............................         24,566         16,227         12,762
 Other......................................         78,954         78,729        115,877
 Less: casino promotional
  allowances................................       (147,432)      (135,939)      (154,102)
                                                 ----------     ----------     ----------
   Total revenues...........................      1,619,210      1,586,020      1,578,795
                                                 ----------     ----------     ----------

Operating expenses
 Direct
  Casino....................................        685,942        649,720        620,438
  Food and beverage.........................        103,604         95,909         91,495
  Rooms.....................................         39,719         35,460         32,915
 Depreciation of buildings,
  riverboats and equipment..................        103,670         92,130         80,416
 Development costs..........................         10,524         12,021         17,428
 Write-downs and reserves (Note 8)..........         13,806         52,188         93,348
 Project opening costs......................         17,631          5,907            450
 Other......................................        385,630        358,000        353,318
                                                 ----------     ----------     ----------
   Total operating expenses.................      1,360,526      1,301,335      1,289,808
                                                 ----------     ----------     ----------
    Operating profit........................        258,684        284,685        288,987
 Corporate expense..........................        (27,155)       (34,348)       (30,347)
 Equity in income (losses) of
  nonconsolidated affiliates (Note
  15).......................................        (11,053)         1,182        (49,245)
 Venture restructuring costs................         (6,944)       (14,601)             -
                                                 ----------     ----------     ----------
Income from operations......................        213,532        236,918        209,395
Interest expense, net of interest
 capitalized (Note 3).......................        (79,071)       (69,968)       (73,890)
Gains on sales of equity interests in New
 Zealand subsidiary (Note 15)...............         37,388              -         11,773
Other income, including interest income.....         11,799          5,160          4,305
                                                 ----------     ----------     ----------
Income before income taxes and minority
 interests..................................        183,648        172,110        151,583
Provision for income taxes (Note 9).........        (68,746)       (67,316)       (60,677)
Minority interests..........................         (7,380)        (5,897)       (12,096)
                                                 ----------     ----------     ----------
Income from continuing operations...........        107,522         98,897         78,810
Discontinued operations (Note 10)
 Earnings from hotel operations, net of
  tax provision of $15,434..................              -              -         21,230
 Spin-off transaction expenses, net of
  tax benefit of $5,134.....................              -              -        (21,194)
                                                 ----------     ----------     ----------
Income before extraordinary loss............        107,522         98,897         78,846
Extraordinary loss, net of tax benefit of
 $4,477 (Note 6)............................         (8,134)             -              -
                                                 ----------     ----------     ----------
Net income..................................     $   99,388     $   98,897     $   78,846
                                                 ----------     ----------     ----------
                                                 ----------     ----------     ----------
Earnings (loss) per share-basic
 Continuing operations......................     $     1.07     $     0.96     $     0.77
 Discontinued operations
  Earnings from hotel operations,
   net......................................              -              -           0.21
  Spin-off transaction expenses, net........              -              -          (0.21)
Extraordinary loss, net.....................          (0.08)             -              -
                                                 ----------     ----------     ----------
    Net income..............................     $     0.99     $     0.96     $     0.77
                                                 ----------     ----------     ----------
                                                 ----------     ----------     ----------
Earnings (loss) per share-diluted
 Continuing operations......................     $     1.06     $     0.95     $     0.76
 Discontinued operations
  Earnings from hotel operations,
   net......................................              -              -           0.21
  Spin-off transaction expenses, net.                     -              -          (0.21)
 Extraordinary loss, net....................          (0.08)             -
                                                 ----------     ----------     ----------
    Net income..............................     $     0.98     $     0.95     $     0.76
                                                 ----------     ----------     ----------
                                                 ----------     ----------     ----------

Weighted average common shares outstanding..        100,618        102,598        102,341
                                                 ----------     ----------     ----------
                                                 ----------     ----------     ----------

Weighted average common and common
    equivalent shares outstanding...........        101,254        103,736        103,188
                                                 ----------     ----------     ----------
                                                 ----------     ----------     ----------


The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                                     HARRAH'S ENTERTAINMENT, INC.
                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                        (Notes 4, 14 and 15)
                                           (In thousands)






                                                                                             Unrealized     Deferred
                                                 Common Stock                                 Gain on     Compensation
                                            ----------------------                           Marketable    Related to
                                                Shares                Capital    Retained      Equity      Restricted
                                             Outstanding    Amount    Surplus    Earnings    Securities       Stock        Total
                                            ------------    ------    -------    --------    ----------    ------------    -----
Balance-December 31, 1994................      102,403      $10,240   $350,196   $ 265,574     $    -        $ (2,573)   $ 623,437
  Net income.............................                                           78,846                                  78,846
  Spin-off of Promus Hotel Corporation
    (Notes 1 and 10).....................                                         (139,582)                               (139,582)
  Unrealized gain on available-for-sale
    securities, less deferred tax
    provision of $6,746..................                                                        10,552                     10,552
  Net shares issued under incentive
    compensation plans, including income
    tax benefit of $6,616................          271           27     12,587                                   (318)      12,296
                                             ---------      -------   --------    --------     --------      ---------    ---------
Balance-December 31, 1995................      102,674       10,267    362,783     204,838       10,552        (2,891)     585,549
  Net income.............................                                           98,897                                  98,897
  Unrealized gain on available-for-sale
    securities, less deferred tax
    provision of $26,112.................                                                        40,842                     40,842
  Treasury stock purchases...............         (759)         (76)               (12,938)                                (13,014)
  Net shares issued under incentive
    compensation plans, including income
    tax benefit of $1,576................        1,055          106     23,158                                (15,792)       7,472
                                             ---------      -------   --------    --------     --------      ---------    ---------
Balance-December 31, 1996................      102,970       10,297    385,941     290,797       51,394       (18,683)     719,746
  Net income.............................                                           99,388                                  99,388
  Realization of gain due to sale of
    equity interest in New Zealand
    subsidiary, net of deferred taxes
    of $14,653...........................                                                       (22,735)                   (22,735)
  Decline in market value of other
    available-for-sale securities, less
    deferred tax provision of $16,362....                                                       (25,775)                   (25,775)
  Treasury stock purchases...............       (2,234)        (223)               (40,799)                                (41,022)
  Net shares issued under incentive
    compensation plans, including income
    tax benefit of $702..................          300           30      2,984                                  2,887        5,901
                                             ---------      -------   --------    --------     --------      ---------    ---------
Balance-December 31, 1997................      101,036      $10,104   $388,925   $ 349,386     $  2,884      $(15,796)    $735,503
                                             ---------      -------   --------    --------     --------      ---------    ---------
                                             ---------      -------   --------    --------     --------      ---------    ---------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                          HARRAH'S ENTERTAINMENT, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                          Year Ended December 31,
                                                                                   -------------------------------------
                                                                                          1997         1996         1995
                                                                                   -----------  -----------  -----------
Cash flows from operating activities
  Net income.....................................................................  $    99,388  $    98,897  $    78,846
  Adjustments to reconcile net income to cash flows from operating activities
    Extraordinary loss, before income taxes......................................       12,611            -            -
    Depreciation and amortization................................................      122,396      102,338       95,388
    Write-downs and reserves.....................................................       13,806       52,188       93,348
    Other noncash items..........................................................       27,712       27,985       17,088
    Minority interests' share of net income......................................        7,380        5,897       12,096
    Equity in losses (income) of nonconsolidated affiliates......................       11,053       (1,182)      51,182
    Realized gains from sales of equity interests in New Zealand subsidiary......      (37,388)           -      (11,773)
    Net gains from asset sales...................................................       (4,117)           -       (1,383)
    Net change in long-term accounts.............................................       (1,452)        (375)     (18,144)
    Net change in working capital accounts.......................................        3,713          (14)     (36,576)
    Net change in accrued litigation settlement and related costs................            -            -      (43,438)
    Tax indemnification payments to Bass.........................................            -            -      (28,000)
    Discontinued operations
      Earnings from hotel operations.............................................            -            -      (21,230)
      Spin-off transaction expenses, before income taxes.........................            -            -       26,328
                                                                                   -----------  -----------  -----------
        Cash flows provided by operating activities..............................      255,102      285,734      213,732
                                                                                   -----------  -----------  -----------
Cash flows from investing activities
  Land, buildings, riverboats and equipment additions............................     (229,529)    (314,465)    (186,233)
  (Decrease) increase in construction payables...................................      (10,789)      13,257       (6,161)
  Proceeds from sales of equity interests in New Zealand subsidiary..............       53,755            -       20,745
  Proceeds from other asset sales................................................       26,570        1,355       10,850
  Investments in and advances to nonconsolidated affiliates......................      (54,477)     (75,553)     (45,603)
  Other..........................................................................       (6,483)      (8,255)      (2,844)
                                                                                   -----------  -----------  -----------
        Cash flows used in investing activities..................................     (220,953)    (383,661)    (209,246)
                                                                                   -----------  -----------  -----------

Cash flows from financing activities
  Net borrowings under Revolving Credit Facilities,
    net of financing costs of $982 in 1996 and $2,322 in 1995....................      239,500      133,518      274,172
  Debt retirements...............................................................     (202,115)      (2,488)    (219,614)
  Purchases of treasury stock....................................................      (41,022)     (13,014)           -
  Minority interests' distributions, net of contributions........................       (9,952)     (10,840)      (6,360)
  Premium paid on early extinguishment of debt...................................       (9,666)           -            -
  Other..........................................................................          (45)           -         (543)
                                                                                   -----------  -----------  -----------
        Cash flows (used in) provided by financing activities....................      (23,300)     107,176       47,655
                                                                                   -----------  -----------  -----------
Cash flows from discontinued hotel operations
  Net transfers to discontinued hotel operations.................................            -            -      (14,840)
  Payment of spin-off transaction expenses.......................................            -            -      (25,924)
                                                                                   -----------  -----------  -----------
        Cash flows used in discontinued operations...............................            -            -      (40,764)
                                                                                   -----------  -----------  -----------
Net increase in cash and cash equivalents........................................       10,849        9,249       11,377
Cash and cash equivalents, beginning of year.....................................      105,594       96,345       84,968
                                                                                   -----------  -----------  -----------
Cash and cash equivalents, end of year...........................................  $   106,443  $   105,594  $    96,345
                                                                                   -----------  -----------  -----------
                                                                                   -----------  -----------  -----------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements

Harrah's Entertainment, Inc.
Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

1) BASIS OF PRESENTATION AND ORGANIZATION

    Harrah's Entertainment, Inc., ("Harrah's" or the "Company" and including its subsidiaries where the context requires), a Delaware corporation, is one of America's leading casino entertainment companies, operating 15 casinos in nine states under the Harrah's brand name as of December 31, 1997. Harrah's casino entertainment facilities include casino hotels in all five major Nevada and New Jersey gaming markets: Reno, Lake Tahoe, Las Vegas and Laughlin, Nevada; and Atlantic City, New Jersey. Harrah's riverboat and dockside casinos are in Joliet, Illinois; Shreveport, Louisiana; Tunica and Vicksburg, Mississippi; and North Kansas City and St. Louis, Missouri. The Company also manages tribal-owned casinos on Indian lands near Phoenix, Arizona; Cherokee, North Carolina; and Seattle, Washington. On January 13, 1998, the Company opened a fourth managed casino on Indian lands near Topeka, Kansas.

    Harrah's also manages a casino in Auckland, New Zealand, under terms of an agreement expected to be terminated in June 1998 (see Note 15). Harrah's discontinued management of two limited stakes casinos in Colorado at the end of first quarter 1997.

    During December 1997, Harrah's announced the planned acquisition of Showboat, Inc. (see Note 2).

    On June 30, 1995, Harrah's completed a spin-off (the "PHC Spin-off") that split the Company into two independent public corporations. Harrah's retained ownership of the casino entertainment business and the Company's hotel business was transferred to a new entity, Promus Hotel Corporation ("PHC"). For periods prior to the PHC Spin-off, Harrah's financial statements reflect the hotel business as discontinued operations (see Note 10).

2) AGREEMENT TO ACQUIRE SHOWBOAT, INC.

    During December 1997, Harrah's and Showboat, Inc. ("Showboat") entered into a definitive agreement whereby Harrah's agreed to acquire Showboat for $30.75 per share in an all-cash transaction valued at $519 million (net of options proceeds), and assume $635 million in Showboat debt. The acquisition will be accounted for as a purchase. Accordingly, the purchase price will be allocated to the underlying assets and liabilities based upon their estimated fair values at the date of acquisition. The transaction is expected to be completed during second quarter 1998, subject to various conditions including regulatory approvals, Showboat stockholder approval and other third party approvals.

    Showboat owns and operates casinos in Atlantic City, New Jersey, and Las Vegas, Nevada. It manages and is the largest single shareholder of the Star City casino in Sydney, New South Wales, Australia. Showboat also beneficially owns 55% of the Showboat Mardi Gras Casino in East Chicago, Illinois.

3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of Harrah's and its majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions. Investments in 20% to 50% owned companies and joint ventures are accounted for using the equity method (see Note 15).

    CASH AND CASH EQUIVALENTS. Cash includes the minimum cash balances required to be maintained by certain state gaming commissions, which totaled approximately $8.3 million and $5.6 million at December 31, 1997 and 1996, respectively. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

    INVENTORIES. Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

    LAND, BUILDINGS, RIVERBOATS AND EQUIPMENT. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $31.2 million and $32.5 million at December 31, 1997 and 1996, respectively. Improvements and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Interest expense is capitalized on internally constructed assets at Harrah's overall weighted average borrowing rate of interest. Capitalized interest amounted to $6.9 million, $11.0 million, and $3.6 million in 1997, 1996 and 1995, respectively.

    Depreciation of buildings, riverboats and equipment is calculated using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, as follows:

Buildings and improvements...................................................  10 to 40 years
Riverboats...................................................................  30 years
Furniture, fixtures and equipment............................................  2 to 15 years

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

    Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, classified as casino expenses through interdepartmental allocations, were as follows:

                                                                                       1997        1996       1995
                                                                                 ----------  ----------  ---------
Food and beverage..............................................................  $   83,491  $   81,857  $  72,400
Rooms..........................................................................      19,290      15,673     15,098
Other..........................................................................       3,768       4,491     10,856
                                                                                 ----------  ----------  ---------
                                                                                 $  106,549  $  102,021  $  98,354
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

    AMORTIZATION. The excess of costs over net assets of businesses acquired and other intangibles are amortized on a straight-line basis over periods up to 40 years. Deferred financing charges are amortized using the interest method over the term of the related debt agreement.

    PROJECT OPENING COSTS. Project opening costs, representing primarily direct salaries and other operating costs, incurred prior to the opening of new facilities are deferred as incurred and expensed upon the opening of the related facility. Project opening costs incurred in connection with the expansion of existing facilities, as well as those costs incurred in connection with an initiative to develop and implement strategies and employee training programs designed to better focus the Company on serving its targeted customers, are expensed as incurred.

    EARNINGS PER SHARE. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," basic earnings per share is computed by dividing Net income by the number of weighted average common shares outstanding during the year. Diluted earnings per share is computed by dividing Net income by the number of weighted average common shares outstanding during the year, including common stock equivalents, which for each of the three years ended December 31, 1997, consisted solely of net restricted shares and stock options outstanding under the Company's employee stock benefit plans (see Note 14).

    RECLASSIFICATIONS. Certain amounts for prior years have been reclassified to conform with the presentation for 1997.

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

4) STOCKHOLDERS' EQUITY

    In addition to its common stock, Harrah's has the following classes of stock authorized but unissued:

    Preferred stock, $100 par value, 150,000 shares authorized
    Special stock, $1.125 par value, 5,000,000 shares authorized
      Series A Special Stock, 2,000,000 shares authorized

    Harrah's Board of Directors has authorized that one special stock purchase right (a "Right") be attached to each outstanding share of common stock. These Rights are exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer for 15% or more of the common stock. Each Right entitles stockholders to buy one two-hundredth of a share of Series A Special Stock of the Company at an initial price of $130 per Right. If a person acquires 15% or more of the Company's outstanding common stock, each Right entitles its holder to purchase common stock of the Company having a market value at that time of twice the Right's exercise price. Under certain conditions, each Right entitles its holder to purchase stock of an acquiring company at a discount. Rights held by the 15% holder will become void. The Rights will expire on October 5, 2006, unless earlier redeemed by the Board at one cent per Right.

    Pursuant to a plan approved by Harrah's Board of Directors in October 1996 and which expired on December 31, 1997, the Company repurchased 2,993,700 shares of its common stock at an average price of $18.05 per share. The repurchased shares are held in treasury.

    On June 30, 1995, the PHC Spin-off was completed and the Company distributed to its stockholders the stock of PHC as a dividend on a one-for-two basis. To reflect this distribution, the $139.6 million value of the net assets of discontinued operations as of the PHC Spin-off date was charged against the Company's retained earnings (see Note 10).

    Under the terms of employee compensation programs previously approved by its stockholders, Harrah's has reserved shares of its common stock for issuance under the Restricted Stock and Stock Option Plans. (See Note 14 for a description of the plans.) The following table summarizes the total number of shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 1997:

                                                                                        RESTRICTED      STOCK
                                                                                        STOCK PLAN   OPTION PLAN
                                                                                        -----------  ------------
Total shares authorized for issuance under the plans..................................    5,300,000    10,350,000
Shares issued and options granted, net of cancellations...............................   (5,277,408)   (9,030,287)
                                                                                        -----------  ------------
Shares held in reserve for issuance or grant under the plans as of December 31,
  1997................................................................................       22,592     1,319,713
                                                                                        -----------  ------------
                                                                                        -----------  ------------


5) DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

    Deferred costs and other consisted of the following:

                                                                                        1997        1996
                                                                                  ----------  ----------
Cash surrender value of life insurance (Note 14)................................  $   45,835  $   43,613
Excess of cost over net assets of businesses acquired, net of amortization of
  $33,580 and $31,741...........................................................      43,363      45,202
Deposits........................................................................      15,944      15,944
Deferred finance charges, net of amortization of $11,471 and $11,775............       6,056      11,983
Other...........................................................................      51,543      50,311
                                                                                  ----------  ----------
                                                                                  $  162,741  $  167,053
                                                                                  ----------  ----------
                                                                                  ----------  ----------


    Accrued expenses consisted of the following:

                                                                                                  1997        1996
                                                                                            ----------  ----------
Insurance claims and reserves.............................................................  $   46,870  $   49,590
Payroll and other compensation............................................................      45,413      34,243
Accrued interest payable..................................................................       9,287      11,786
Taxes, including income taxes.............................................................       3,106       2,475
Other accruals............................................................................      52,018      41,798
                                                                                            ----------  ----------
                                                                                            $  156,694  $  139,892
                                                                                            ----------  ----------
                                                                                            ----------  ----------


6) LONG-TERM DEBT

    Long-term debt consisted of the following:

                                                                                                  1997        1996
                                                                                            ----------  ----------
Revolving Credit Facilities 5.41%--8.50% at December 31, 1997, maturities to 2000.........  $  720,500  $  481,000
Unsecured Senior Subordinated Notes
  8 3/4%, maturity 2000...................................................................     200,000     200,000
  10 7/8%, redeemed in 1997...............................................................           -     200,000
Unsecured Notes Payable...................................................................
  10.00%--12.67%, maturities to 2001......................................................       5,326       6,864
Capitalized Lease Obligations.............................................................
  4.9%--7.2%, maturities to 2001..........................................................         408       3,515
                                                                                            ----------  ----------
                                                                                               926,234     891,379

Current portion of long-term debt.........................................................      (1,837)     (1,841)
                                                                                            ----------  ----------
                                                                                            $  924,397  $  889,538
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Harrah's outstanding corporate debt, comprised primarily of the Revolving Credit Facilities and Unsecured Senior Subordinated Notes, has been issued by its wholly-owned subsidiary, Harrah's Operating Company, Inc. ("HOC").

    As of December 31, 1997, aggregate annual principal maturities for the four years subsequent to 1997 were: 1998, $1.8 million; 1999, $1.4 million; 2000, $922.1 million; and 2001, $0.9 million.

    REVOLVING CREDIT FACILITIES. Harrah's bank financing consists of a $950 million reducing revolving and letter of credit facility maturing July 31, 2000, and a separate $150 million revolving credit facility which is renewable annually, at the lenders' option, through the July 31, 2000, maturity date (collectively, the "Facility"). Of the $1.1 billion total borrowing capacity available to the Company under the Facility, there is a sub-limit of $50 million for letters of credit. Scheduled reductions of the borrowing capacity available under the $950 million facility are as follows: $50 million, July 1998; $75 million, January 1999; $75 million, July 1999; $100 million, January 2000; and $650 million, July 2000. At December 31, 1997, the Facility provided for borrowings at a base rate of either Eurodollar plus 50 basis points or the prime lending rate. The weighted-average annual fees on letters of credit and commitment fees on the unutilized portion under the Facility, at December 31, 1997, were 0.63% and 0.13%, respectively.

    The Facility is unsecured. The Facility agreement contains financial covenants requiring Harrah's to maintain a specific tangible net worth and to meet other financial ratios. Its covenants limit Harrah's ability to pay dividends and to repurchase its outstanding shares.

    As of December 31, 1997, Harrah's borrowings under the Facility were $720.5 million and an additional $28.4 million was committed to back certain letters of credit. After consideration of these borrowings, $351.1 million of the Facility was available to Harrah's at December 31, 1997.

    EARLY EXTINGUISHMENT OF 10 7/8% NOTES. During second quarter 1997, the Company redeemed its $200 million 10 7/8% Senior Subordinated Notes due 2002 (the "Notes") using proceeds from the Facility. As a result of the early extinguishment of the Notes, the Company recorded an $8.1 million extraordinary loss, net of tax benefit, which included a premium paid to holders of the Notes and the write-off of related deferred finance charges.

    INTEREST RATE AGREEMENTS. To manage the relative mix of its debt between fixed and variable rate instruments, Harrah's enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. At December 31, 1997 and 1996, Harrah's was a party to the interest rate swap agreements set forth below pursuant to which it pays a variable interest rate in exchange for receiving a fixed interest rate. The average variable rate paid by Harrah's was 5.9% and 5.7% at December 31, 1997 and 1996, respectively. The average fixed interest rate received was 5.4% and 5.9% at December 31, 1997 and 1996, respectively. The impact of these interest rate swap agreements on the effective interest rates of the associated debt was as follows:

                                 EFFECTIVE
                                  RATE AT          NEXT SEMI-
                  SWAP          DECEMBER 31,      ANNUAL RATE
ASSOCIATED        RATE      --------------------   ADJUSTMENT      SWAP
  DEBT          (LIBOR+)      1997       1996         DATE       MATURITY
-------------  -----------  ---------  ---------  ------------  -----------
8 3/4% Notes
  $50 million      3.42%       9.45%      8.99%        May 15     May 1998
  $50 million      3.22%       9.19%      9.25%    January 15    July 1998

    In accordance with the terms of the interest rate swap agreements, the effective interest rate on $50 million of the 8 3/4% Notes was adjusted on January 15, 1998 to 8.85%.

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

                                 SWAP RATE
                   SWAP RATE     RECEIVED
                     PAID      (VARIABLE) AT       SWAP
NOTIONAL AMOUNT     (FIXED)    DEC. 31, 1997     MATURITY
----------------  -----------  -------------  ---------------
$50 million            7.910%        5.813%   January 1998
$50 million            6.985%        5.906%   March 2000
$50 million            6.951%        5.906%   March 2000
$50 million            6.945%        5.906%   March 2000
$50 million            6.651%        5.777%   May 2000
$50 million            5.788%        5.938%   June 2000
$50 million            5.785%        5.938%   June 2000

    The above $50 million swap which matured in January 1998 was not renewed. In accordance with the terms of the above $50 million swap which matures in May 2000, the variable interest rate was adjusted on February 10, 1998 to 5.625%.

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

    FAIR MARKET VALUE. Based on the borrowing rates currently available for debt with similar terms and maturities and market quotes of its publicly traded debt, the fair value of Harrah's long-term debt, including the interest rate swap agreements, at December 31, 1997 and 1996, was as follows:

                                                                                        DECEMBER 31,
                                                                         ------------------------------------------
                                                                                 1997                  1996
                                                                         --------------------  --------------------
                                                                         CARRYING    MARKET    CARRYING    MARKET
(In millions)                                                              VALUE      VALUE      VALUE      VALUE
-----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Outstanding debt.......................................................  $  (926.2) $  (930.9) $  (891.4) $  (904.7)
Interest rate swap agreements (used for hedging purposes)..............       (0.4)      (4.6)      (0.3)      (4.8)

    The amounts reflected as the "Carrying Value" of the interest rate swap agreements represent the accrual balance as of the date reported. The "Market Value" of the interest rate swap agreements represents the estimated amount, considering the prevailing interest rates, that Harrah's would pay to terminate the agreements as of the date reported.

7) LEASES

    Harrah's leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases following the provisions of SFAS No. 13, "Accounting for Leases." The remaining lives of the Company's real estate operating leases range from one to six years with various automatic extensions totaling up to 45 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately five years.

    Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Income as follows:

                                                                                        1997       1996       1995
                                                                                   ---------  ---------  ---------
Noncancelable
 Minimum.........................................................................  $  16,455  $  14,774  $  17,097
 Contingent......................................................................      2,929      2,032         --
 Sublease........................................................................       (294)      (313)       (53)
Other............................................................................      3,584      3,435      2,001
                                                                                   ---------  ---------  ---------
                                                                                   $  22,674  $  19,928  $  19,045
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The future minimum rental commitments as of December 31, 1997, were as follows:

                                                                                                     NONCANCELABLE
                                                                                                       OPERATING
                                                                                                        LEASES
                                                                                                     -------------
1998...............................................................................................  $    12,888
1999...............................................................................................       10,336
2000...............................................................................................        9,630
2001...............................................................................................        9,489
2002...............................................................................................        9,071
Thereafter.........................................................................................       84,283
                                                                                                     ------------
Total minimum lease payments.......................................................................  $   135,697
                                                                                                     ------------
                                                                                                     ------------


    In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts.

8) WRITE-DOWNS AND RESERVES

    Harrah's operating results include various pretax charges to record asset impairments, contingent liability reserves and project write-offs. Included in the Company's 1997 results was a reserve against the debtor-in-possession financing provided to Harrah's Jazz Company, reflecting a possible shortfall in the realizable value of the collateral for the loans. During 1996, in recognition of changing economic conditions and competitive environments in which certain long-lived assets are deployed, the Company re-evaluated the recoverability of its original Tunica, Mississippi, casino facility and of an idle riverboat casino and recorded write-downs of the carrying values of those assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The original Tunica casino facility was closed during 1997. The Company also recorded a reserve during 1996 pursuant to the provisions of SFAS No. 5, "Accounting for Contingencies," in recognition of its estimated liability arising from the guarantee of third party debt. Management believes that the estimates used to evaluate the amounts of such write-downs and reserves were reasonable. However, actual results could differ from the estimates made for purposes of these evaluations. The 1995 charges related primarily to the Company's New Orleans casino development project. (See Note 15 for additional discussion regarding Harrah's Jazz Company.)

    Write-downs and reserves reported by the Company were as follows:

                                                                                        1997       1996       1995
                                                                                   ---------  ---------  ---------
Harrah's Jazz-related
 Reserve for debtor-in-possession loans..........................................  $  13,000  $       -  $       -
 Write-off of investment in and advances to affiliate............................          -          -     54,349
 Acquisition of partner loan.....................................................          -          -     16,000
 Estimated legal and severance costs.............................................          -          -      5,100
                                                                                   ---------  ---------  ---------
                                                                                      13,000          -     75,449
Impairment of long-lived assets..................................................        806     33,369          -
Reserve for contingent liability exposure........................................          -     14,034          -
Write-off of investment in and advances to nonconsolidated affiliates............          -      2,141      9,638
Write-off of abandoned design and other costs....................................          -      2,644      8,261
                                                                                   ---------  ---------  ---------
                                                                                   $  13,806  $  52,188  $  93,348
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

9) INCOME TAXES

    Harrah's federal and state income tax provision (benefit) allocable to identified income statement and balance sheet line items was as follows:

                                                                                        1997       1996       1995
                                                                                   ---------  ---------  ---------
Income before income taxes and minority interests................................  $  68,746  $  67,316  $  60,677
Extraordinary loss...............................................................     (4,477)         -          -
Stockholders' equity
 Unrealized gain on marketable equity securities.................................    (16,362)    26,112      6,746
 Compensation expense for tax purposes in excess of amounts recognized for
   financial reporting purposes..................................................       (702)    (1,576)    (6,616)
 Other...........................................................................          -      1,045          -
Discontinued operations
 Earnings from hotel operations..................................................          -          -     15,434
 Spin-off transaction costs, including $3,956 of deferred tax benefit............          -          -     (5,134)
                                                                                   ---------  ---------  ---------
                                                                                   $  47,205  $  92,897  $  71,107
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    Income tax expense attributable to Income before income taxes and minority interests consisted of the following:

                                                                                        1997       1996       1995
                                                                                   ---------  ---------  ---------
Current
 Federal.........................................................................  $  78,306  $  42,003  $  60,850
 State...........................................................................      5,407      6,622      9,987
Deferred.........................................................................    (14,967)    18,691    (10,160)
                                                                                   ---------  ---------  ---------
                                                                                   $  68,746  $  67,316  $  60,677
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interests were as follows:

                                                                                                   1997       1996       1995
                                                                                              ---------  ---------  ---------
Statutory tax rate..........................................................................       35.0%      35.0%      35.0%
Increases (decreases) in tax resulting from:
 State taxes, net of federal tax benefit....................................................        2.2        2.5        4.3
 Minority interests in partnership earnings.................................................       (1.4)      (1.2)      (2.8)
 Other......................................................................................        1.6        2.8        3.5
                                                                                                  -----      -----       ----
                                                                                                   37.4%      39.1%      40.0%
                                                                                                  -----      -----       ----
                                                                                                  -----      -----       ----

    The components of Harrah's net deferred tax balance included in the Consolidated Balance Sheets were as follows:


                                                                                                  1997        1996
                                                                                             ---------  ----------
Deferred tax assets
 Compensation..............................................................................  $  10,381  $   24,858
 Self-insurance reserves...................................................................      5,838       7,562
 Bad debt reserve..........................................................................      4,281       5,089
 Project opening expenses..................................................................      2,400       4,699
 Deferred income...........................................................................      1,114       1,108
 Debt consent costs........................................................................        902       3,237
 Other.....................................................................................     19,865      12,979
                                                                                             ---------  ----------
                                                                                                44,781      59,532
                                                                                             ---------  ----------
Deferred tax liabilities
 Property..................................................................................    (45,806)    (53,068)
 Investment in nonconsolidated affiliates..................................................     (3,900)    (26,356)
                                                                                             ---------  ----------
                                                                                               (49,706)    (79,424)
                                                                                             ---------  ----------
     Net deferred tax liability............................................................  $  (4,925) $  (19,892)
                                                                                             ---------  ----------
                                                                                             ---------  ----------

10) DISCONTINUED OPERATIONS

    As discussed in Note 1, on June 30, 1995, Harrah's, formerly The Promus Companies Incorporated ("Promus"), completed a spin-off of its hotel operations to PHC. Accordingly, results of operations and cash flows of the Company's hotel business have been reported as discontinued operations for the period prior to the PHC Spin-off. Earnings from discontinued operations for the six months ended June 30, 1995, were as follows:

Revenues..........................................................................  $ 132,785
Costs and expenses................................................................    (79,652)
                                                                                    ----------
Operating income..................................................................     53,133
Interest expense..................................................................    (16,742)
Other income......................................................................        273
                                                                                    ----------
Income before income taxes........................................................     36,664
Provision for income taxes........................................................    (15,434)
                                                                                    ----------
Earnings from discontinued hotel operations.......................................  $  21,230
                                                                                    ----------
                                                                                    ----------


    For periods prior to the PHC Spin-off, interest expense was allocated to discontinued hotel operations based on the percentage of Promus' existing corporate debt which was expected to be retired using proceeds from a new PHC Bank Facility. Interest expense of $9.5 million was allocated to discontinued hotel operations for the six months ended June 30, 1995.

11) SUPPLEMENTAL CASH FLOW INFORMATION

    The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:

                                                                                        1997       1996        1995
                                                                                  ----------  ---------  ----------
Long-term accounts
 Deferred costs and other assets................................................  $   (1,746) $  (2,279) $   (4,746)
 Deferred credits and other long-term liabilities...............................         294      1,904     (13,398)
                                                                                  ----------  ---------  ----------
    Net change in long-term accounts............................................  $   (1,452) $    (375) $  (18,144)
                                                                                  ----------  ---------  ----------
                                                                                  ----------  ---------  ----------
Working capital accounts
  Receivables...................................................................  $  (12,062) $   8,088  $  (27,616)
  Inventories...................................................................        (565)     1,202        (565)
  Prepayments and other.........................................................      (3,454)     2,888         (94)
  Other current assets..........................................................          27         14          --
  Accounts payable..............................................................       5,606    (18,373)    (10,279)
  Accrued expenses..............................................................      14,161      6,167       1,978
                                                                                  ----------  ---------  ----------
Net change in working capital accounts..........................................  $    3,713  $     (14) $  (36,576)
                                                                                  ----------  ---------  ----------
                                                                                  ----------  ---------  ----------

    SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES. The following table reconciles Harrah's Interest expense, net of interest capitalized, per the Consolidated Statements of Income, to cash paid for interest:

                                                                                        1997       1996       1995
                                                                                   ---------  ---------  ---------
Interest expense, net of amount capitalized......................................  $  79,071  $  69,968  $  73,890
Adjustments to reconcile to cash paid for interest
  Net change in accruals.........................................................     (5,961)    (8,664)    10,739
  Amortization of deferred finance charges.......................................     (3,021)    (3,151)    (3,626)
  Net amortization of discounts and premiums.....................................        (12)       (21)       (53)
                                                                                   ---------  ---------  ---------
Cash paid for interest, net of amount capitalized................................  $  70,077  $  58,132  $  80,950
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------


    Cash payments, net of refunds, for income taxes, including amounts paid on behalf of the discontinued hotel operations, amounted to $36,479, $34,578 and $85,001 for 1997, 1996 and 1995, respectively (see Note 9).

12) COMMITMENTS AND CONTINGENCIES

    CONTRACTUAL COMMITMENTS. Harrah's is pursuing additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Harrah's of third party debt and development completion guarantees. As of December 31, 1997, Harrah's has guaranteed third party loans and leases of $136 million, which are secured by certain assets, and has contractual commitments, primarily construction-related, of $60 million.

    The agreements under which Harrah's manages casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe which payment has priority over the retirement of development costs. In the event that insufficient cash is generated by the operations to fund this payment, Harrah's must pay the shortfall to the tribe. Such advances, if any, will be repaid to Harrah's in a future period or periods in which operations generate cash in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. The aggregate monthly commitment pursuant to these contracts, which extend for periods of up to 60 months from December 31, 1997, was $1.2 million, including the commitment for a project which opened subsequent to year-end.

    In addition to the amounts described above, as part of a transaction whereby Harrah's effectively secured an option to a site for a potential casino, Harrah's has guaranteed a $22.9 million third-party variable rate bank loan pursuant to an agreement which expires February 28, 1998. The guaranty contains an element of risk that, should the borrower be unable to perform, the Company could become responsible for repayment of at least a portion of the obligation. Harrah's has reduced this exposure by obtaining a security interest in certain assets of the third party.

    See Note 15 for discussion of the completion guarantees issued by Harrah's related to development of the New Orleans casino.

    SEVERANCE AGREEMENTS. Harrah's has severance agreements with 38 of its senior executives which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment of 1.5 times or 3.0 times the executive's annual compensation, as defined, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's incentive plans.

    The estimated amount, computed as of December 31, 1997, that would be payable under the agreements to these executives based on earnings and stock options aggregated approximately $34.7 million.

    GUARANTEE OF INSURANCE CONTRACT. Harrah's has guaranteed the value of a guaranteed investment contract with an insurance company held by Harrah's defined contribution savings plan. Harrah's has also agreed to provide non-interest-bearing loans to the plan to fund, on an interim basis, withdrawals from this contract by retired or terminated employees. Harrah's maximum exposure on this guarantee as of December 31, 1997, was $6.0 million.

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

13) LITIGATION

    Harrah's and certain of its subsidiaries have been named as defendants in a number of lawsuits arising from the suspension of development of a land-based casino, and the closing of the temporary gaming facility, in New Orleans, Louisiana, by Harrah's Jazz Company, a partnership in which the Company owns an approximate 47% interest and which has filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note 15). The ultimate outcomes of these lawsuits cannot be predicted at this time, and no provisions for the claims are included in the accompanying consolidated financial statements. The Company intends to defend these actions vigorously. In the event a bankruptcy reorganization plan is not consummated, the Company anticipates that such lawsuits, which are presently inactive, would become active, and additional lawsuits would be filed.

    On November 25, 1997, the Missouri Supreme Court issued a ruling that defined the state constitutional requirements for floating casino facilities in artificial basins. Subsequently, the Missouri Gaming Commission (the "Commission") attempted to issue disciplinary resolutions that effectively would have amended the gam-ing licenses of the Company's Missouri casinos, and numerous other floating casino facilities in the Commission's jurisdiction, to preclude games of chance, subject to evidentiary hearings that were to be held if the licensees filed appeals to prove compliance with the Supreme Court's ruling. Prior to the Commission's action, Harrah's and other licensees filed petitions in the Circuit Court of Cole County, Missouri, and succeeded in having the Court issue an order restraining the Commission from taking any such disciplinary action. The Commission has appealed to the Missouri Supreme Court to permit it to proceed with its intended actions. The Supreme Court has not indicated when it will hear the appeal. Harrah's has also filed suit seeking declaratory judgment that its gaming facilities meet the state constitutional mandates as established by the Missouri Supreme Court. Management is unable to predict at this time the final outcome of this matter or whether that outcome could materially affect the Company's results of operations, cash flows or financial position of its Missouri casinos.

    In addition to the matters described above, Harrah's is involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these other matters will not have a material adverse effect upon Harrah's consolidated financial position or its results of operations.

14) EMPLOYEE BENEFIT PLANS

    Harrah's has established a number of employee benefit programs for purposes of attracting, retaining and motivating its employees. The following is a description of the basic components of these programs.

    STOCK OPTION PLAN. Employees may be granted options to purchase shares of Harrah's common stock under the Harrah's Stock Option Plan ("SOP"). An SOP grant typically vests in equal installments over a four-year period and allows the option holder to purchase stock over specified periods of time, generally ten years from the date of grant, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after November 1999.

    A summary of SOP activity for 1995, 1996 and 1997 is as follows:

                                                                           WEIGHTED            NUMBER OF
                                                                            AVERAGE          COMMON SHARES
                                                                           EXERCISE     ------------------------
                                                                             PRICE        OPTIONS     AVAILABLE
                                                                          (PER SHARE)   OUTSTANDING   FOR GRANT
                                                                         -------------  -----------  -----------
Balance-December 31, 1994..............................................    $   19.80      2,268,294    2,491,965
 Granted...............................................................        36.53      1,473,290   (1,473,290)
 Exercised.............................................................        10.43       (111,807)           -
 Canceled..............................................................        11.21       (843,700)     843,700
                                                                                        -----------  -----------
Balance-June 30, 1995..................................................        26.74      2,786,077    1,862,375
 Adjustment to reflect
  PHC Spin-off.........................................................          N/A      1,136,463   (1,136,463)
                                                                                        -----------  -----------
 Adjusted balance--
  June 30, 1995........................................................        19.03      3,922,540      725,912
 Additional shares authorized..........................................          N/A              -    4,500,000
 Granted...............................................................        26.05      1,836,563   (1,836,563)
 Exercised.............................................................         8.14        (81,752)           -
 Canceled..............................................................        26.54       (258,525)     258,525
                                                                                   -    -----------  -----------
Balance-December 31, 1995..............................................        21.21      5,418,826    3,647,874
 Granted...............................................................        18.71      3,706,759   (3,706,759)
 Exercised.............................................................         9.97       (225,510)           -
 Canceled..............................................................        27.59     (2,927,557)   2,927,557
                                                                                        -----------  -----------
Balance-December 31, 1996..............................................        16.95      5,972,518    2,868,672
 Granted...............................................................        18.93      2,495,903   (2,495,903)
 Exercised.............................................................         7.70       (196,905)           -
 Canceled..............................................................        19.29       (946,944)     946,944
                                                                                        -----------  -----------
Balance-December 31, 1997..............................................        17.57      7,324,572    1,319,713
                                                                                        -----------  -----------
                                                                                        -----------  -----------


                                                                                  1997        1996       1995
                                                                               ----------  ----------  ---------
Options exercisable at December 31...........................................   1,536,964   1,079,125    725,961
Weighted average fair value per share of options granted during year.........  $     9.98  $     9.13  $   10.76

    As reflected in the table, the option price and number of shares of all options outstanding on June 30, 1995, were adjusted in connection with the PHC Spin-off to preserve their approximate value to the employee immediately before the PHC Spin-off.

    Options granted and canceled during 1996 include the activity resulting from a special program approved by the Company during that year to restore the intended incentive offered to employees by SOP grants. Given the competitive environment in which Harrah's operates and the need to retain and provide incentives for key management, the Company was concerned by the large number of outstanding options with an exercise price above the current market price of the stock. This special program enabled option holders to consent to the cancellation of certain outstanding stock options, whether vested or unvested, in exchange for a grant of new unvested stock options with an option price based on the current market price of the Company's stock. For each three options canceled, the consenting option holder received two new stock options. The new options vest in four equal annual installments commencing January 1, 1998. In total, 2,755,291 options with an average exercise price of $27.71 per share were canceled in exchange for 1,830,951 new options with an exercise price of $16.875 per share.

    The following table summarizes additional information regarding those options outstanding at December 31, 1997:

                         OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                 ------------------------------------  -----------------------
                               WEIGHTED
                               AVERAGE     WEIGHTED                 WEIGHTED
   RANGE OF                   REMAINING     AVERAGE                  AVERAGE
   EXERCISE        NUMBER      CONTRACT    EXERCISE      NUMBER     EXERCISE
    PRICES       OUTSTANDING     LIFE        PRICE     EXERCISABLE    PRICE
---------------  -----------  ----------  -----------  ----------  -----------
$2.80--$13.34     1,220,053   4.3 years    $    8.76    1,089,399   $    8.44
15.88--20.50      5,502,378   9.4 years        18.81      145,510       17.27
22.55--29.72        579,756   7.3 years        23.75      281,475       23.60
33.27--35.59         22,385   6.0 years        34.90       20,580       34.87
                 -----------                           ----------
                  7,324,572                             1,536,964
                 -----------                           ----------
                 -----------                           ----------


    As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," Harrah's applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations to account for the SOP and, accordingly, does not recognize compensation expense. Had compensation expense for the SOP been determined in accordance with SFAS No. 123, Harrah's Net income and Earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                   1997                  1996                  1995
                                                           --------------------  --------------------  --------------------
                                                              AS         PRO        AS         PRO        AS         PRO
                                                           REPORTED     FORMA    REPORTED     FORMA    REPORTED     FORMA
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................................  $  99,388  $  89,570  $  98,897  $  93,787  $  78,846  $  76,247
Earnings per share
  Basic..................................................       0.99       0.89       0.96       0.91       0.77       0.75
  Diluted................................................       0.98       0.88       0.95       0.90       0.76       0.74

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                                   1997       1996       1995
                                                                                              ---------  ---------  ---------
Expected dividend yield.....................................................................        0.0%       0.0%       0.0%
Expected stock price volatility.............................................................       41.0%      39.0%      31.0%
Risk-free interest rate.....................................................................        5.8%       6.2%       5.4%
Expected average life of options (years)....................................................          7          6          6

    Because the provisions of SFAS No. 123 have not been applied to options granted prior to January 1, 1995, and due to the issuance in 1996 of a large option grant under the special program discussed above, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

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

    Harrah's has issued time accelerated restricted stock ("TARSAP") awards to certain key executives which will fully vest on January 1, 2002, if the executive continues in active employment until that date. However, the vesting of some or all of these shares can be accelerated into the years 1999, 2000 and 2001 on the basis of the Company's financial performance. The expense arising from the TARSAP awards is being amortized to expense over the periods in which the restrictions lapse.

    The number and weighted-average grant-date fair value of RSP shares granted, and the amortization expense recognized, during 1997, 1996 and 1995, including the TARSAP awards, were as follows:

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
Number of shares.................................................................    309,833    825,406    140,070
Weighted-average price per share.................................................  $   19.46  $   20.52  $   24.87
Amortization expense (in millions)...............................................        4.5        0.9        1.2

    SAVINGS AND RETIREMENT PLAN. Harrah's maintains a defined contribution savings and retirement plan, which, among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which Harrah's will match fully. Amounts contributed to the plan are invested, at the participant's direction, in a Harrah's company stock fund, a diversified stock fund, an aggressive stock fund, a long-term bond fund, an income fund and/or a treasury fund. Participants become vested in Harrah's matching contribution over seven years of credited service. Harrah's contribution expense for this plan was $14.6 million, $14.1 million and $12.9 million in 1997, 1996 and 1995, respectively.

    EMPLOYEE STOCK OWNERSHIP PLAN. Harrah's has an employee stock ownership plan, which is a noncontributory stock bonus plan covering employees of Harrah's and its affiliates. Harrah's contributions to the plan are discretionary and are made only if approved by the Human Resources Committee of Harrah's Board of Directors. A contribution was approved for the 1995 plan year. The expense recognized as a result of this contribution was not material.

    DEFERRED COMPENSATION PLANS. Harrah's maintains deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of Harrah's and earn interest at rates approved by the Human Resources Committee of the Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 1997 and 1996 was $46.7 million and $45.2 million, respectively. In connection with the administration of one of these plans, Harrah's has purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

    MULTI-EMPLOYER PENSION PLAN. Approximately 3,000 of Harrah's employees are covered by union sponsored, collectively bargained multi-employer pension plans. Harrah's contributed and charged to expense $2.4 million, $2.1 million and $1.9 million in 1997, 1996 and 1995, respectively, for such plans. The plans' administrators do not provide sufficient information to enable Harrah's to determine its share, if any, of unfunded vested benefits.

15) NONCONSOLIDATED AFFILIATES

    HARRAH'S JAZZ COMPANY. A Harrah's subsidiary owns an approximate 47% interest in Harrah's Jazz Company ("Harrah's Jazz"), a partnership formed for purposes of developing, owning and operating the exclusive land-based casino entertainment facility (the "Rivergate Casino") in New Orleans, Louisiana, on the site of the former Rivergate Convention Center. In November 1995, Harrah's Jazz and its wholly-owned subsidiary, Harrah's Jazz Finance Corp., filed petitions for relief under Chapter 11 of the Bankruptcy Code. Harrah's Jazz filed a plan of reorganization with the Bankruptcy Court in April 1996 and filed several subsequent amendments to the plan (the "Plan"). In April 1997, the Bankruptcy Court confirmed and approved the Plan.

    The confirmed Plan contemplated, among other things, that a newly formed corporation, Jazz Casino Corporation, would be responsible for completing construction of the Rivergate Casino, a subsidiary of the Company would receive approximately 40% of the equity in the project, and Harrah's would make a $75 million equity investment in the project (less any debtor-in-possession financing provided to the project), guarantee $120 million of a $180 million bank credit facility, guarantee timely completion and opening of the Rivergate Casino and make an additional $20 million subordinated loan to the project to finance the Rivergate Casino. However, since the Louisiana State Legislature did not approve a component of the confirmed Plan--a modified casino operating contract with Louisiana's gaming board--the confirmed Plan was not consummated. Subsequently, Harrah's Jazz filed a modified plan with the Bankruptcy Court which contemplated, among other things, the assumption of the existing casino operating contract and relief from payment of any gaming taxes under the casino operating contract. This modified plan was withdrawn by Harrah's Jazz.

    In November 1997 and again in January 1998, Harrah's Jazz modified the confirmed Plan. This most recent plan, which is supported by, among others, the Governor of Louisiana and the Mayor of New Orleans, contemplates that a newly formed limited liability company, Jazz Casino Company, L.L.C. ("JCC"), would be responsible for completing construction of the Rivergate Casino, a subsidiary of the Company would receive approximately 40% of the equity in JCC's parent, and Harrah's would make a $75 million equity investment in the project (less any debtor-in-possession financing provided to the project), guarantee JCC's $100 million annual payment under the casino operating contract to the State of Louisiana gaming board (the "State Guarantee"), guarantee up to $154 million of a bank credit facility of up to $224 million, guarantee timely completion and opening of the Rivergate Casino and make an additional $10 million subordinated loan to JCC to finance the Rivergate Casino. With respect to the State Guarantee, Harrah's would be obligated to guarantee the first year of JCC's operations and, if certain cash flow tests and other conditions are satisfied each year, to renew the guarantee each year for a maximum term of approximately five years. Harrah's obligations under the guarantee would be limited to a guarantee of the $100 million payment obligation of JCC for the period in which the guarantee is in effect and would be secured by a first priority lien on JCC's assets. JCC's payment obligation would be

$100 million at the commencement of each twelve month period under the casino operating contract and would decline on a daily basis by 1/365 of $100 million as payments are made each day by JCC to Louisiana's gaming board.

    Final consummation of the plan is subject to numerous approvals, including approval from the Company's Board of Directors, the Louisiana State Legislature, the City of New Orleans City Council and others. The plan was confirmed by the Bankruptcy Court on January 29, 1998, and it is anticipated that the casino operating contract will be considered by the Louisiana State Legislature in a special session commencing in late March 1998. There can be no assurance that these approvals will be obtained and that such plan will be consummated.

    During the course of the bankruptcy of Harrah's Jazz, a subsidiary of the Company has made debtor-in-possession loans to Harrah's Jazz, totaling approximately $32.2 million as of December 31, 1997, to fund certain payments to the City of New Orleans and other cash requirements of Harrah's Jazz. Harrah's has committed to provide up to $40 million in debtor-in-possession loans to Harrah's Jazz, conditioned upon Harrah's Jazz meeting certain monthly milestones in the bankruptcy. There can be no assurance that such committed debtor-in-possession financing will be sufficient for Harrah's Jazz to consummate the plan. Should additional debtor-in-possession funding be necessary for the consummation of the plan, the approval of the Company's Board of Directors would be necessary for Harrah's to provide any debtor-in-possession financing in excess of $40 million.

    SKY CITY LIMITED. During 1995, Harrah's sold a portion of its equity interest in Sky City Limited ("Sky City"), a New Zealand publicly-traded company which owns a casino entertainment facility in Auckland, New Zealand, reducing its ownership percentage from 20% to 12.5% and resulting in a pretax gain of approximately $11.8 million. During 1997, Harrah's sold its remaining 12.5% ownership interest in Sky City and recorded a pretax gain of $37.4 million. Harrah's continues to manage the Sky City facility for a fee under a management contract. However, the Company has been notified by Sky City of its intent to buy-out and terminate the management contract on June 30, 1998, for a price based upon an agreed upon formula in the management contract.

    COMBINED FINANCIAL INFORMATION. Summarized balance sheet and income statement information of nonconsolidated gaming affiliates, including Harrah's Jazz, which Harrah's accounted for using the equity method, as of December 31, 1997 and 1996, and for the three fiscal years ended December 31, 1997, is included in the following tables:

                                                                                     1997        1996        1995
                                                                               ----------  ----------  -----------
Combined Summarized
Balance Sheet Information
  Current assets.............................................................  $   18,937  $   33,516
  Land, buildings and equipment, net.........................................     379,147     391,133
  Other assets...............................................................     179,976     171,748
                                                                               ----------  ----------
    Total assets.............................................................     578,060     596,397
                                                                               ----------  ----------
  Current liabilities........................................................     108,406     129,114
  Long-term debt.............................................................     467,970     486,740
                                                                               ----------  ----------
    Total liabilities........................................................     576,376     615,854
                                                                               ----------  ----------
Net assets...................................................................  $    1,684  $  (19,457)
                                                                               ----------  ----------
                                                                               ----------  ----------
Combined Summarized
Statements of Operations
  Revenues...................................................................  $   23,464  $   30,930  $   118,798
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
  Operating loss.............................................................  $  (44,115) $  (18,194) $   (30,296)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
  Net loss...................................................................  $  (39,290) $  (22,080) $  (139,200)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

    Condensed financial information relating to a restaurant subsidiary in which the Company has a passive investment has not been presented since its operating results and financial position are not material to Harrah's.

    The Company's share of its nonconsolidated affiliates' net income (losses) is reflected in the accompanying Consolidated Statements of Income as Equity in income (losses) of nonconsolidated affiliates. Harrah's previously reported its share of the joint venture pre-interest operating results in Revenues-other, and its share of joint venture interest expense as Interest expense, net, from nonconsolidated affiliates. Prior year results have been restated to conform with the revised presentation.

    Harrah's investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

                                                                                                  1997        1996
                                                                                            ----------  ----------
Harrah's investments in and advances to nonconsolidated affiliates
  Accounted for under the equity method...................................................  $  132,049  $   98,356
  Available-for-sale and recorded at market value.........................................      20,352     117,183
                                                                                            ----------  ----------
                                                                                            $  152,401  $  215,539
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," Harrah's adjusts the carrying value of its available-for-sale equity investments to include unrealized gains or losses. A corresponding adjustment is recorded in the combination of Harrah's stockholders' equity and deferred income tax accounts.

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

/s/ Philip G. Satre

Philip G. Satre

Chairman of the Board, President
and Chief Executive Officer

/s/ Judy T. Wormser

Judy T. Wormser
Vice President, Controller
and Chief Accounting Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

    We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries (Harrah's) as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of Harrah's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Memphis, Tennessee,
February 3, 1998.

    Quarterly Results of Operations (Unaudited) (In thousands, except per share amounts)

                                                          FIRST       SECOND      THIRD       FOURTH
                                                         QUARTER     QUARTER     QUARTER      QUARTER           YEAR
                                                       ----------  ----------  ----------    ---------      ------------
1997
Revenues.............................................  $  374,099  $  408,893  $  438,248    $ 397,970     $  1,619,210
Income from operations...............................      45,291      61,199      67,749(1)    39,293          213,532(1)
Net income...........................................      17,111      17,239      52,889(1)    12,149           99,388(1)
Earnings per share (3)
  Basic..............................................        0.17        0.17        0.53(1)      0.12             0.99(1)
  Diluted............................................        0.17        0.17        0.52(1)      0.12             0.98(1)

1996
Revenues.............................................  $  382,883  $  401,066  $  428,726    $ 373,345     $  1,586,020
Income from operations...............................      72,430      68,962      89,890        5,636 (2)      236,918(2)
Net income (loss)....................................      31,410      29,977      42,350       (4,840)(2)       98,897(2)
Earnings (loss) per share (3)
  Basic..............................................        0.31        0.29        0.41        (0.05)(2)         0.96(2)
  Diluted............................................        0.30        0.29        0.41        (0.05)(2)         0.95(2)

------------------------

(1) 1997 includes $37.4 million in pretax income from the third quarter sale of the Company's equity interest in its New Zealand subsidiary (see Note 15), net of $13.8 million in pretax charges for write-downs and reserves, including $12.3 million recorded in the third quarter (see Note 8).

(2) 1996 includes $52.2 million in pretax charges for project write-downs and reserves, of which $50.0 million was recorded in the fourth quarter (see
    Note 8).

(3) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.