Form 10-K405, Exhibit 13
period 1998-12-31
HARRAHS ENTERTAINMENT INC
filed 1999-03-19
CIK 858339

                      FINANCIAL AND STATISTICAL HIGHLIGHTS

  (IN MILLIONS, EXCEPT COMMON STOCK DATA AND FINANCIAL PERCENTAGES AND RATIOS)

          (SEE NOTES 1 AND 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS)

                                                                                                              COMPOUND
                                                                                                               GROWTH
                                                       1998(a)    1997(b)    1996(c)    1995(d)    1994(e)      RATE
                                                      ---------  ---------  ---------  ---------  ---------  -----------
OPERATING DATA
Revenues............................................  $ 2,004.0  $ 1,619.2  $ 1,586.0  $ 1,578.8  $ 1,349.9        10.4%
Income from operations..............................      287.8      213.5      236.9      209.4      267.2         1.9%
Income before income taxes and minority interest....      203.3      183.6      172.1      151.6      139.3         9.9%
Income from continuing operations...................      121.7      107.5       98.9       78.8       50.0        24.9%
Net income (f)......................................      102.0       99.4       98.9       78.8       78.4         6.8%
COMMON STOCK DATA
Earnings per share--diluted
  Continuing operations.............................       1.19       1.06       0.95       0.76       0.49        25.1%
  Net income (f)....................................       1.00       0.98       0.95       0.76       0.76         7.1%
FINANCIAL POSITION
Total assets (f)....................................    3,286.3    2,005.5    1,974.1    1,636.7    1,738.0        17.3%
Total assets of continuing operations...............    3,286.3    2,005.5    1,974.1    1,636.7    1,595.0        19.8%
Long-term debt......................................    1,999.4      924.4      889.5      753.7      727.5        28.8%
Stockholders' equity (f)............................      851.4      735.5      719.7      585.5      623.4         8.1%
CASH FLOWS
Provided by operating activities....................      300.4      255.1      285.7      213.7      227.3         7.2%
EBITDA (g)..........................................      468.0      374.7      335.3      305.1      285.4        13.2%
Adjusted EBITDA (g).................................      467.5      377.6      408.0      387.1      354.1         7.2%
Capital expenditures................................      245.2      290.5      390.0      231.8      301.8        (5.1)%
FINANCIAL PERCENTAGES AND RATIOS
Return on revenues--continuing......................        6.1%       6.6%       6.2%       5.0%       3.7%
Return on average invested capital (h)..............        8.0%       8.6%       8.8%       9.8%       7.9%
Return on average equity (h)........................       15.3%      14.9%      14.5%      12.7%      14.2%
Ratio of earnings to fixed charges..................        2.4        2.8        2.8        1.3        2.0

------------------------

(a) 1998 includes $7.5 million in pretax charges for write-downs and reserves (see Note 7) and a $13.2 million gain on the sale of equity interests in a nonconsolidated restaurant subsidiary. 1998 also includes the financial reports of Showboat, Inc., from its June 1, 1998, date of acquisition.

(b) 1997 includes $13.8 million in pretax charges for write-downs and reserves (see Note 7) and a $37.4 million gain on the sale of equity in a New Zealand subsidiary.

(c) 1996 includes $52.2 million in pretax charges for write-downs and reserves (see Note 7).

(d) 1995 includes $93.3 million in pretax charges for write-downs, primarily related to our New Orleans casino development project.

(e) 1994 includes a $53.4 million provision for settlement of all claims and related costs related to the Merger Agreement and Tax Sharing Agreement arising from the 1990 spin-off of the Company and acquisition of the Holiday Inn business by Bass PLC.

(f) Amounts for periods prior to the June 30, 1995, dividend of PHC common stock to our stockholders reflect the impact of the financial position and results of operations for the discontinued hotel business in those periods.

(g) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA before write-downs and reserves, project opening costs, venture

                      FINANCIAL AND STATISTICAL HIGHLIGHTS

  (IN MILLIONS, EXCEPT COMMON STOCK DATA AND FINANCIAL PERCENTAGES AND RATIOS)

    (SEE NOTES 1 AND 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS) (CONTINUED)

    restructuring costs, gains on sales of subsidiary equity interests and nonoperating assets and provisions for settlement of litigation and related costs. See Exhibit 12 to our 1998 Form 10-K for the computations of EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are supplemental financial measures used by management, as well as industry analysts, to evaluate our operations. However, EBITDA and Adjusted EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

(h) Ratio computed based on Income before extraordinary items and cumulative effect of change in accounting policy.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

    In this discussion, the words "Harrah's Entertainment," "Company," "we," "our" and "us" refer to Harrah's Entertainment, Inc., together with its subsidiaries where appropriate. We are one of the leading casino entertainment companies in the United States, operating casinos in more markets than any other casino company. We seek to differentiate ourselves through a unique strategy aimed at building loyalty to our brands from our guests. To accomplish this objective, we have invested significant time and resources learning who the best customers in our industry are and what they want from casino entertainment experiences. We are building our brands with a focus on those customers who are avid, experienced players, especially those who play in more than one market. Our strategy is comprised of four integrated components: national geographic distribution, quality facilities, proprietary technology and superior customer service. We believe these four components combine to create a sustainable competitive advantage for Harrah's Entertainment. We begin our review of our 1998 results with a discussion of two acquisitions which reflect our pursuit of our strategy.

STRATEGIC ACQUISITIONS

    We completed our acquisition of Showboat, Inc. ("Showboat") on June 1, 1998. We paid approximately $520.0 million in cash and assumed approximately $635.0 million in Showboat debt. Our acquisition of Showboat gives us a stronger presence in the key growth and feeder markets of Atlantic City and Chicago. In Atlantic City, Showboat provides us with a very strong additional brand in a strategic Boardwalk location that complements our existing Harrah's location in the Marina district. In the Chicago market, the combination of Showboat's riverboat casino complex southeast of Chicago in neighboring Indiana and Harrah's in Joliet, Illinois, southwest of Chicago, makes it possible for us to seek the loyalty of a broader share of visitors from the Chicago area. The acquisition also gives us a presence in Sydney, Australia, through Showboat's management and partial ownership of the Star City casino. A Showboat property in Las Vegas is a nonstrategic asset for us and is reported as an asset held-for-sale in our financial statements. Our acquisition of Showboat is being accounted for as a purchase.

    On January 1, 1999, we completed our merger with Rio Hotel & Casino, Inc. ("Rio"). In connection with the merger, we issued approximately 25 million shares of our common stock and assumed Rio's outstanding debt. Rio is an all-suite hotel-casino with more than 2,500 suites and 116,000 square feet of gaming space featuring approximately 2,400 slot machines and 100 table games. Rio Secco, an 18-hole championship golf course, is located nearby and is owned by Rio. In addition, Rio owns or has the right to acquire approximately 35 acres of land adjacent to its existing facilities available for further development. The addition of Rio to the family of Harrah's Entertainment properties provides our customers who frequent Las Vegas a choice between two distinct, high-quality experiences, a high quality Las Vegas strip destination and a high quality resort experience. Our merger with Rio is being accounted for as a purchase.

    Two of our technology initiatives will enable us to expand the benefits of these strategic acquisitions beyond the simple addition of casino square footage to our Company:

    - Total Gold, our national player rewards and recognition program, was introduced late in 1997 and has proven a successful and valuable means of serving our target customers. Total Gold allows customers to earn points for slot play and redeem those points for cash, merchandise, food, lodging or show tickets at any of our Harrah's casinos across the country. We plan to expand this program to include the player card programs offered by Rio and Showboat.

    - The Winner's Information Network, or WINet, our national database of customers, enables us to more effectively recognize every Harrah's customer at any Harrah's property, to more efficiently communicate with our customers, to better understand how and where our customers like to play and to better target promotions and offers. The addition of Showboat's and Rio's customer databases to WINet will enable us to reach new customers, many of whom are outside of traditional Harrah's feeder markets, with the appropriate offers and promotions to encourage cross-market play within the Harrah's Entertainment family of casinos.

RELOCATION OF CORPORATE HEADQUARTERS

    In January 1999, we announced plans to relocate our corporate headquarters and move our senior corporate executives and their support staffs to Las Vegas, Nevada, beginning in 1999. The Company's national service headquarters will remain in Memphis, Tennessee. We feel that immersing our senior executives in the epicenter of the casino industry will improve our business and market knowledge base, enhance product and service innovation, fuel our corporate development and increase our visibility and accessibility to important employee, industry, political and customer constituencies. We believe our entire national distribution network will benefit from this exposure within the world's largest casino marketplace and that establishing a headquarters in Las Vegas will enhance our ability to attract and retain the highest quality senior executives in gaming industry roles. The cost of this relocation is not expected to be material.

OPERATING RESULTS AND DEVELOPMENT PLANS

OVERALL

                                                                                                         PERCENTAGE
                                                                                                     INCREASE/(DECREASE)
                                                                                                   -----------------------
(IN MILLIONS, EXCEPT
EARNINGS PER SHARE)                                                  1998      1997      1996      98 VS 97      97 VS 96
-----------------------------------------------------------------  --------  --------  --------    --------     ----------
Revenues.........................................................  $2,004.0  $1,619.2  $1,586.0      23.8%          2.1%
Operating profit.................................................     346.7     258.7     284.7      34.0%         (9.1)%
Income from operations...........................................     287.8     213.5     236.9      34.8%         (9.9)%
Income before extraordinary items................................     121.7     107.5      98.9      13.2%          8.7%
Net income.......................................................     102.0      99.4      98.9       2.6%          0.5%
Earnings per share-diluted before extraordinary items............      1.19      1.06      0.95      12.3%         11.6%
Net income.......................................................      1.00      0.98      0.95       2.0%          3.2%
Operating margin.................................................      14.4%     13.2%     14.9%      1.2pts       (1.7)pts

    Comparisons of our overall financial results between years can be difficult due to the inclusion in each period of various nonrecurring charges and credits, including write-downs and reserves, project opening costs, venture restructuring costs, gains on the sales of our ownership interests in nonconsolidated subsidiaries, a 1998 gain on the sale of land and proceeds from the cancellation of a management contract. Please see Other Factors Affecting Net Income for further discussion of these charges and credits. The table below presents pro forma comparisons of our operating results, which have been adjusted to exclude these items.

                                                                                                       PERCENTAGE
                                                                                                  INCREASE/(DECREASE)
                                                                                                 ----------------------
(IN MILLIONS, EXCEPT
EARNINGS PER SHARE)                                                  1998      1997      1996     98 VS 97    97 VS 96
-----------------------------------------------------------------  --------  --------  --------  ----------   ---------
Revenues.........................................................  $2,004.0  $1,619.2  $1,586.0     23.8%        2.1%
Operating profit.................................................     352.1     290.1     342.8     21.4%      (15.4)%
Income from operations...........................................     299.2     251.9     309.6     18.8%      (18.6)%
Income before extraordinary items................................     116.5     108.1     142.2      7.8%      (24.0)%
Earnings per share-diluted before extraordinary items............      1.15      1.07      1.37      7.5%      (21.9)%
Operating margin.................................................      14.9%     15.6%     19.4%    (0.7)pts    (3.8)pts

RIVERBOAT CASINOS

                                                                                                  PERCENTAGE
                                                                                             INCREASE/(DECREASE)
                                                                                           ------------------------
(IN MILLIONS)                                                       1998    1997    1996    98 VS 97      97 VS 96
-----------------------------------------------------------------  ------  ------  ------  ----------    ----------
Casino revenues..................................................  $661.9  $614.8  $596.0    7.7%           3.2%
Total revenues...................................................   702.7   656.2   629.1    7.1%           4.3%
Operating profit.................................................   121.0   124.2   141.2    (2.6)%       (12.0)%
Operating margin.................................................    17.2%   18.9%   22.4%   (1.7)pts      (3.5)pts

    Year-over-year revenue increases reported by our riverboat casinos resulted primarily from the March 1997 opening of Harrah's St. Louis-Riverport and the operating improvements by that property in 1998. However, overall operating profits and margins declined over this three year period due to new and increased competition in all riverboat markets, higher gaming taxes paid by Harrah's Joliet, and costs related to a successful ballot initiative in Missouri.

    CHICAGOLAND. While revenues increased 6.0% at Harrah's Joliet in 1998 compared to the prior year, operating profit declined 14.4% due to the impact of higher Illinois gaming taxes. The addition of riverboat casinos in neighboring Indiana beginning in June 1996 caused declines in revenues, operating profit and margin. However, during the last half of 1997 and continuing in 1998 Harrah's Joliet has regained the gaming volume that was initially lost. Operating profit and margin in 1997 compared to 1996 at Joliet reflected the impact of higher marketing and promotional expenses that resulted from the increased competition.

    During first quarter 1998, we completed construction of a climate-controlled walkway joining Harrah's Joliet's self-parking garage to its pavilion, and a new VIP lounge was opened. During third quarter 1998, we began construction of a 204-suite hotel at this property. Estimated cost of this project is $29.1 million, and completion is projected for fourth quarter 1999.

    We own a 55% noncontrolling interest in the partnership owning the East Chicago Showboat property. Our share of income from the partnership, which totaled $0.6 million in 1998, is included in Equity in losses of nonconsolidated affiliates and reported separately in the Consolidated Statements of Income (see Other Factors Affecting Net Income). We have entered into an acquisition agreement with the partners owning the remaining 45% ownership interest in the East Chicago Showboat property which will increase our ownership interest to approximately 99.5%. Upon consummating such agreement, we will also amend the partnership agreements to give us greater flexibility in operating the East Chicago property. The transaction is subject to receipt of necessary regulatory approvals and is expected to close during first quarter 1999. We also plan to rebrand the East Chicago Showboat Casino as a "Harrah's" property during first quarter 1999.

    In anticipation of acquiring the additional interest in the East Chicago property and the amendment of the partnership agreements, we will begin consolidating this partnership with the financial results of our other businesses in first quarter 1999.

    LOUISIANA. Harrah's Shreveport's 1998 revenues declined 3.0% compared to 1997 and operating profit declined 10.6% due to substantial new hotel and entertainment amenities added by our competitors in 1998. This performance follows a 1.9% decline in revenues in 1997 compared to 1996; however, operating profit increased 2.5% in 1997, despite the entrance of a new competitor into the market in third quarter 1996.

    Construction was completed in third quarter 1998 on expanded parking facilities at Harrah's Shreveport. In fourth quarter 1998, we announced plans to construct a 503-room hotel with almost 17,000 square feet of convention center space. Groundbreaking for the new hotel is slated for April 1999 and it is expected to open in late third quarter 2000. Estimated cost for the new hotel and amenities is $123.0 million.

    MISSISSIPPI. Combined revenues from our Mississippi operations decreased 6.6% in 1998 from 1997 levels, due to the closing in second quarter 1997 of our original Tunica property. Our Mississippi properties' combined operations netted a combined loss for 1998 due to disrupted operations at Harrah's Tunica for much of the year in connection with the on-going testing of service initiatives. Combined revenues increased 3.3% in 1997 over 1996, while operating income increased $6.0 million.

    We have reached an agreement to sell our original Tunica property to another casino company, who has announced its intention to renovate and operate a casino in this location. Subject to regulatory approval and customary closing conditions, we expect to consummate the sale during first quarter 1999. Our gain from the disposition of this asset will be immaterial.

    MISSOURI. Revenues at Harrah's North Kansas City increased 3.1% in 1998 over the prior year and operating profit increased 10.7%. 1997 revenues were up from 1996 due primarily to the addition of a second riverboat casino in May 1996. However, operating profit for 1997 declined 24.9% from 1996, due to increased marketing and promotional costs as a result of additional competition, including a major new property that opened in January 1997. Also contributing to the decline for 1997 was the decision during first quarter 1996 to discontinue the property's admission charge.

    Harrah's St. Louis-Riverport reported operating income of $15.8 million for 1998, compared to a loss of approximately $1.4 million for 1997. Revenues were $44.1 million higher in 1998 than they were for the approximate ten-month period in which the property was open in 1997. The St. Louis-Riverport casino entertainment complex in Maryland Heights, Missouri, a suburb of St. Louis, opened on March 11, 1997. The facility includes four riverboat casinos, two of which are owned and operated by Harrah's Entertainment, and shoreside facilities jointly-owned with another casino company. Our pro rata share of the operating losses of the shoreside facilities joint venture was $10.9 million for 1998 and $11.5 million for 1997. These losses are included in Equity in losses of nonconsolidated affiliates, which is reported separately in the Consolidated Statements of Income (see Other Factors Affecting Net Income).

    During 1998, we incurred $5.0 million of nonrecurring costs in connection with a successful campaign for a referendum in Missouri seeking approval of games of chance on riverboats in artificial basins. In November 1998, the people of Missouri voted to amend that state's Constitution to deem all floating casino facilities in compliance with state law.

    In third quarter 1998, we acquired the assets of a riverboat casino in Kansas City formerly operated by a third party, including a 28,000 square feet casino riverboat, shoreside facilities, certain land, all gaming equipment and computerized customer databases. Our plans for the acquired riverboat, land and shoreside facilities have not been finalized.

ATLANTIC CITY

                                                                                                 PERCENTAGE
                                                                                            INCREASE/(DECREASE)
                                                                                           ----------------------
(IN MILLIONS)                                                       1998    1997    1996   98 VS 97    97 VS 96
-----------------------------------------------------------------  ------  ------  ------  --------   -----------
Casino revenues..................................................  $540.8  $314.9  $310.1    71.7%        1.5%
Total revenues...................................................   590.8   349.5   338.6    69.0%        3.2%
Operating profit.................................................   129.2    73.3    75.0    76.3%       (2.3)%
Operating margin.................................................    21.9%   21.0%   22.2%    0.9pts     (1.2)pts

    Harrah's Atlantic City achieved record revenues for the second consecutive year in 1998, and operating profit increased 12.1% in 1998 compared to 1997. 1998 results also include seven months of operations of Showboat Atlantic City, which was acquired on June 1, 1998.

    A new 416-room hotel tower was opened at Harrah's Atlantic City in late second quarter 1997. The tower was the final component of an expansion and enhancement project that also added 13,500 square feet of casino space and 500 slot machines in June 1996 and a new marine-themed buffet restaurant in fourth quarter 1996. No decisions regarding a possible further expansion of our Harrah's Atlantic City property have been made. Such decisions are dependent, in part, upon substantive progress on development of new casino hotel projects in the Marina area of Atlantic City by other companies.

SOUTHERN NEVADA

                                                                                                PERCENTAGE
                                                                                           INCREASE/(DECREASE)
                                                                                           --------------------
(IN MILLIONS)                                                       1998    1997    1996   98 VS 97   97 VS 96
-----------------------------------------------------------------  ------  ------  ------  --------   ---------
Casino revenues..................................................  $230.8  $191.0  $190.8    20.8%       0.1%
Total revenues...................................................   346.3   288.2   289.8    20.2%      (0.6)%
Operating profit.................................................    48.1    41.9    68.0    14.8%     (38.4)%
Operating margin.................................................    13.9%   14.5%   23.5%   (0.6)pts   (9.0)pts

    1998 record revenues in Southern Nevada were driven by Harrah's Las Vegas, which set revenue records in each quarter of 1998. 1997 results in Southern Nevada were impacted by construction disruptions at Harrah's Las Vegas, where a $200 million expansion and renovation project was completed in the fourth quarter of that year. The construction activity, which began in mid-1996, often impeded access to the Las Vegas property, and operating profits and margins were further impacted due to the difficulty in adjusting certain operating costs proportionately with the revenue fluctuations, as well as by higher operating costs associated with the construction disruptions. With completion of the renovations, Harrah's Las Vegas now offers 86,700 square feet of casino space and 2,677 hotel rooms. The property's 1998 operating profit was 20.3% above 1997 levels; however, operating margin declined slightly. Operating profit and margin declines from 1996 to 1997 were due to higher operating costs associated with completing construction and reopening the renovated areas.

NORTHERN NEVADA

                                                                                                  PERCENTAGE
                                                                                             INCREASE/(DECREASE)
                                                                                           ------------------------
(IN MILLIONS)                                                       1998    1997    1996    98 VS 97      97 VS 96
-----------------------------------------------------------------  ------  ------  ------  ----------    ----------
Casino revenues..................................................  $226.8  $217.3  $226.5     4.4%         (4.1)%
Total revenues...................................................   296.3   287.8   299.2     3.0%         (3.8)%
Operating profit.................................................    46.5    44.5    59.8     4.5%        (25.6)%
Operating margin.................................................    15.7%   15.5%   20.0%    0.2pts       (4.5)pts

    In Northern Nevada, revenues increased 3.0% over 1997 revenues and operating profit was 4.5% higher. These results were driven by Harrah's Lake Tahoe where operating profit was 17.2% more than in 1997. Operating results for 1997 were significantly impacted by weather conditions occurring during first quarter 1997, when flooding in the region twice closed the primary access road to Lake Tahoe for a combined total of forty-five days, and closed Harrah's Reno for one day. Additionally, during September and October 1997, Route 50, the preferred and most direct route from California to Lake Tahoe, was closed for repairs on weekdays.

MANAGED CASINOS-INDIAN LANDS AND OTHER

    Our Indian and other managed results were led by the addition of management fees from managed tribal-owned casinos for the Eastern Band of Cherokee in Cherokee, North Carolina, which opened in November 1997, and the Prairie Band of Potawatomi north of Topeka, Kansas, which opened in January 1998, and from the Star City casino in Sydney, Australia, for which we assumed management with the Showboat acquisition on June 1, 1998.

    On June 30, 1998, we ceased management of the Sky City casino complex in Auckland, New Zealand. Our management contract was bought out by the owner, Sky City Limited, and a $10.3 million termination fee was received. During third quarter 1997, we sold our remaining 12.5% equity interest in Sky City Limited (see Other Factors Affecting Net Income).

    On November 2, 1998, we ceased management of the casino owned by the Upper Skagit Tribe, located on Indian lands near Seattle, Washington. We have guaranteed the Upper Skagit Tribe's development financing, but under the terms of the termination agreement the Tribe has agreed to fund the retirement of the mortgage. However, there is no assurance that payment will be made and we have continued exposure of up to $11.4 million under that guarantee.

    See Debt and Liquidity for further discussion of our guarantees of debt related to Indian projects.

OTHER GAMING OPERATIONS

    In fourth quarter 1998, Interactive Entertainment Limited ("IEL") announced plans to discontinue all operations of its Sky Games business and to write off assets related to that business. In conjunction with that announcement, we wrote off our remaining investment in IEL of $0.8 million. During 1997, we recognized $2.3 million of non-cash nonrecurring income from IEL in consideration for the termination of our management contract with that entity. The termination of the management contract occurred in conjunction with IEL's reorganization and transformation into a publicly traded company.

    During 1998, we launched the first national brand advertising campaign by a casino company. A portion of the cost of the brand advertising campaign was funded by the displacement of advertising and marketing dollars spent in the past by the individual properties. The cost for the campaign in excess of the amounts contributed to this effort by the properties totaled approximately $9.3 million in 1998.

OTHER FACTORS AFFECTING NET INCOME

                                                                                                         PERCENTAGE
                                                                                                     INCREASE/(DECREASE)
                                                                                                   -----------------------
(INCOME)/EXPENSE
(IN MILLIONS)                                                        1998      1997      1996      98 VS 97      97 VS 96
-----------------------------------------------------------------  --------  --------  --------    --------     ----------
Development costs................................................  $    9.0  $   10.5  $   12.0     (14.3)%       (12.5)%
Write-downs and reserves.........................................       7.5      13.8      52.2     (45.7)%         N/M
Project opening costs............................................       8.1      17.6       5.9     (54.0)%         N/M
Equity in (income) losses of nonconsolidated affiliates..........      15.0      11.1      (1.2)     35.1%          N/M
Corporate expense................................................      37.9      27.2      34.3      39.3%        (20.7)%
Venture restructuring costs......................................       6.0       6.9      14.6     (13.0)%       (52.7)%
Interest expense, net............................................     117.3      79.1      70.0      48.3%         13.0%
Gain on sales of equity interests in nonconsolidated
  affiliates.....................................................     (13.2)    (37.4)       --     (64.7)%         N/M
Other income.....................................................     (19.6)    (11.8)     (5.2)     66.1%        126.9%
Effective tax rate...............................................      36.7%     37.4%     39.1%     (0.7)pts      (1.7)pts
Minority interests...............................................  $    7.0  $    7.4  $    5.9      (5.4)%        25.4%
Extraordinary losses, net of income taxes........................      19.7       8.1        --       N/M           N/M

    Development costs have decreased over the years presented due to the decrease in new casino development opportunities. Write-downs and reserves for 1998 included write-offs of obsolete assets, write-down to market value of an idle riverboat, a reserve for the termination of a development agreement with an Indian tribe and certain Year 2000 costs. Write-downs and reserves for 1997 were primarily related to a $13.0 million reserve against debtor-in-possession financing provided to the casino project in New Orleans in which we are a minority partner. 1996 Write-downs and reserves included write-downs for the impairment of certain long-lived assets, primarily our original Tunica, Mississippi, casino property, as well as the accrual of reserves for certain contingent obligations.

    Project opening costs for 1998 were incurred in connection with an initiative to develop and implement the strategies and employee training programs designed to better focus our employees on serving our targeted customers. Project opening costs for 1997 include costs incurred in connection with the first quarter 1997 opening of Harrah's St. Louis-Riverport casino property, costs related to expansions at Harrah's Las Vegas and the newer Harrah's Tunica property and the costs incurred in connection with the initiative to develop and implement the strategies and employee training programs which were continued in 1998. 1996 project opening costs related to the second quarter opening of the newer Tunica property and an expansion at Harrah's North Kansas City.

    Equity in (income) losses of nonconsolidated affiliates for 1998 included our pro rata share of the losses incurred by the joint venture portion of the St. Louis development, our share of losses from the Jazz Casino Company, L.L.C., and our share of losses (to the extent of our investment) in IEL. These losses were partially offset by our share of income from the East Chicago partnership, our Star City investment and a restaurant affiliate. 1997 consists primarily of our pro rata share of the losses incurred by the joint venture portion of the St. Louis development, including our $1.9 million share of the joint venture's preopening costs, and our share of losses incurred by IEL. These losses are partially offset by our share of income from a restaurant affiliate.

    Corporate expense increased in 1998 versus 1997 due to additional costs arising from the Showboat acquisition, higher training and development costs and higher benefits costs. Corporate expense decreased in 1997 versus 1996 due primarily to cost savings efforts. Venture restructuring costs for all years represent our costs, including legal fees, associated with the pursuit and successful development of a reorganization plan for the New Orleans casino (see Capital Spending and Development). Interest expense increased in 1998 over 1997 due to debt assumed and incurred in connection with the acquisition of Showboat (see Debt and Liquidity). 1997 interest expense increased over 1996 primarily as a result of higher debt levels incurred to fund a stock repurchase program and expansion projects. Other income increased in 1998 due to higher interest earned on the cash surrender value of certain life insurance policies and the sale of land in the Atlantic City area. In 1997, Other income increased over 1996 due to higher interest income earned on the cash surrender value of certain life insurance policies, the inclusion in 1997 of dividend income from our New Zealand investment and gains on sales of nonoperating property.

    In 1998, we sold our interest in a restaurant affiliate and recorded a pretax gain of $13.2 million. During 1997, we sold our remaining equity interest in Sky City Limited, and recorded a pretax gain on the sale of $37.4 million. We sold our ownership interest in an entertainment, business and retail center in Pittsburgh, Pennsylvania, to our partner for cash during fourth quarter 1997. Under the terms of the sale agreement, we retain the right to pursue development of a casino entertainment facility at the site if casino gaming is legalized in this jurisdiction. No gain or loss was recognized by the Company as a result of this transaction.

    The effective tax rates for all years are higher than the federal statutory rate primarily due to state income taxes. Minority interests reflect joint venture partners' shares of income at joint venture riverboat casinos.

    Extraordinary losses reported in 1998 and 1997 are due primarily to the early extinguishments of debt and include the premium paid to holders of the debt retired and the write-off of related unamortized deferred finance charges. (See Debt and Liquidity-Early Extinguishments of Debt.)

CAPITAL SPENDING AND DEVELOPMENT

NEW ORLEANS CASINO

    On October 30, 1998, Harrah's Jazz Company ("Jazz"), a partnership in which one of our former subsidiaries was a partner, consummated a plan of reorganization. Jazz originally was formed to develop, own and operate the only land-based casino entertainment facility in New Orleans, Louisiana. Jazz filed for bankruptcy protection on November 22, 1995, before completing construction of a permanent casino facility. As a result of consummating its reorganization, Jazz ended its bankruptcy, all litigation relating to the bankruptcy filing has been dismissed and a newly formed limited liability company, Jazz Casino Company, L.L.C. ("JCC"), has recommenced construction of the casino.

    We own approximately 43% of the equity of JCC's publicly-held parent company (which may be reduced to approximately 40% as a result of certain option exercises) and will manage the casino under a management agreement. We have guaranteed (i) JCC's initial $100.0 million annual tax payment to the State of Louisiana (and, subject to certain conditions, agreed to provide the guarantee for four additional years), (ii) $166.5 million of JCC bank debt, and (iii) completion and opening of the casino on or before October 30, 1999 (subject to force majeure). We are also obligated to make a $22.5 million subordinated loan to JCC as a part of the financing of construction of the casino. We will receive certain fees in connection with the management of the casino and for providing the bank and state guarantees, subject to deferral in certain circumstances. The casino is currently expected to open by late October 1999.

YEAR 2000

    We are working to address the potential impact of the Year 2000 ("Y2K") on the systems and equipment that are essential to our operations, including information technology systems, gaming operations and equipment, facilities, and suppliers. In late 1996, we began an assessment of all technology systems and infrastructure supporting operations and in 1997 developed a strategy and approach for addressing Y2K issues across the Company.

    We have created a Y2K Task Force and a Y2K Support Office. Representatives from the Task Force meet periodically with senior management to discuss status, accomplishments, issues, and costs. The Y2K Support Office has three teams: Core Information Technology, responsible for company-wide, standard systems; Property, responsible for property-specific systems and equipment, which includes the Company's non-information technology (i.e., embedded technology) equipment; and Suppliers/ Procurement, responsible for ensuring that external suppliers and new equipment purchases are Y2K ready.

    It is our position that we should not eliminate all impacts of Y2K. Instead, we are focusing our energies in areas that would more likely impact our operations. To accomplish our overarching objective, the Y2K Task Force has prioritized its efforts according to the potential impact to our business if a system is not Y2K ready. Priorities, in order, are: Business Critical-required to operate the business; High Priority-significant impact to revenues, operating costs, or customer services; and Other-used by the business but not considered Business Critical or High Priority. The major phases of our approach are Awareness, Assessment, Renovation, Testing and Certification, Implementation, and Contingency Planning. Each phase is fully in progress, and Awareness and Assessment are nearly complete. The following table sets forth the expected date of final completion as of December 31, 1998, with respect to each priority area:

Business Critical.............................................................     July 1999
High Priority.................................................................  October 1999
Other.........................................................................   No date set

    The following table provides an overview of Business Critical items for Harrah's brand properties and Memphis-based facilities and our progress to date.

                                                            Y2K         Y2K READINESS   INTERNALLY      VENDOR
BUSINESS CRITICAL ITEMS                                   STRATEGY        STATUS(1)       TESTED       CERTIFIED
----------------------------------------------------  ----------------  -------------  -------------  -----------
Casino Management System............................  Renovate/Test     Y2K Ready      Complete       N/A
Elevators...........................................  Test              Y2K Ready      Complete       Complete
Financial Systems...................................  Renovate/Test     2nd Qtr '99    2nd Qtr '99    Complete
Fire Alarm/Sprinkler Systems........................  Test              Y2K Ready      Complete       Complete
GPS/Navigational Systems............................  Test              Y2K Ready      Complete       Complete
HVAC................................................  Test/Renovate     1st Qtr '99    Complete       Complete
Key Lock System.....................................  Renovate/Test     2nd Qtr '99    Complete       Complete
IBM AS400/OS400.....................................  Renovate/Test     Y2K Ready      Complete       Complete
Kiosks..............................................  Test              Y2K Ready      Complete       Complete
Lodging Management System...........................  Test              Y2K Ready      Complete       Complete
Payroll.............................................  Renovate/Test     2nd Qtr '99    2nd Qtr '99    Complete
Phone System-PBX....................................  Renovate/Test     1st Qtr '99    1st Qtr '99    Complete
Point-of-Sale System (Micros).......................  Renovate/Test     Y2K Ready      Complete       Complete
Procurement and Payables............................  Replace/Test      2nd Qtr '99    2nd Qtr '99    Complete
Slot Data System....................................  Renovate/Test     2nd Qtr '99    Complete       Complete
Scales/Countroom Equipment..........................  Test              Y2K Ready      Complete       Complete
Slot Devices........................................  Test              1st Qtr '99    2nd Qtr '99    In Progress
Surveillance/Security...............................  Test              1st Qtr '99    1st Qtr '99    Complete
Time & Attendance...................................  Replace/Test      4th Qtr '99    2nd Qtr '99    Complete
UPS/Generator.......................................  Test              Y2K Ready      Complete       Complete
WINet (Customer Database)...........................  Renovate/Test     Y2K Ready      Complete       Complete

------------------------

(1) For purposes of this document, "Y2K Ready" means it is anticipated that the product, process, or mechanism will operate during and after the Year 2000 in a manner that will not create a material and adverse impact on our operations.

    As noted in the table above, we intend to test the majority of Business Critical items to verify vendor Y2K compliance claims. Such testing generally entails creating a test environment to roll the date forward to simulate the transition from December 31, 1999, to January 1, 2000, test that the year 2000 is recognized as a Leap Year, and perform other tests such as end of month, quarter, and year processing.

    Contingency plans have been developed for some Business Critical areas, including Time and Attendance and Procurement. Contingency plans will be developed and tested for selected Business Critical and High Priority items, identified on the basis of risk assessment, by November 1999.

    We have been identifying and communicating with Business Critical and High Priority suppliers about their plans and progress in addressing Y2K problems. Detailed evaluations of the most critical suppliers have been initiated. These evaluations will be followed by the development of contingency plans, which are scheduled to be complete by November 1999. The process of evaluating suppliers began in October 1998 and is largely complete. Follow-up reviews are scheduled through June 1999.

    The total costs of system replacements and upgrades to address potential Y2K problems, as well as enhancing business and operational functionality in some areas, are currently estimated to be approximately $9.5 million. The total amount expended through December 31, 1998, was approximately $3.3 million, of which approximately $1.7 million related to the cost to repair, replace, and improve software and related hardware and equipment, approximately $1.6 million related to the cost of replacing embedded-technology equipment (primarily in the Property area), and approximately $20,000 related to the costs of identifying and communicating with significant suppliers. The estimated future cost is approximately $6.2 million, of which approximately $5 million relates to the cost to repair, replace, and improve software and related hardware and equipment, approximately $1.2 million relates to the cost of replacing embedded-technology equipment (primarily in the Property area), and approximately $5,000 relates to the costs of identifying and communicating with significant suppliers. These costs, along with internal resource hours, are being separately tracked. We continue to evaluate the estimated costs associated with Y2K issues, and if significant issues are identified in the future, such costs could increase. Although we are devoting considerable resources to resolve Y2K issues, we continue to support and implement other systems, operations and initiatives.

    In connection with the acquisition of Rio, we have conducted a Y2K readiness review and assessment. Rio is currently incorporated into our Y2K program, as are the Showboat properties. Rio Y2K costs are currently estimated at approximately $3 million, the majority of which represents the replacement of the Rio property's slot system. Such estimated costs could increase if significant issues are identified in the future.

    Based upon our efforts to date and the status of the plans to address identified issues, we believe that our Business Critical systems are compliant or will be made compliant by December 1999. One of the greatest challenges of the Y2K issue is the potential impact of items outside of our control, such as those of utility companies, phone and network systems, and financial institutions. We are assessing the Y2K status of such items on an ongoing basis and developing contingency plans for Business Critical areas. However, should we and/or our significant suppliers fail to timely correct material Y2K issues, such failure could have a significant impact on our ability to operate as we did before Y2K. In such an event, we will develop contingency plans designed to minimize any impact to the extent possible. The impact on our operating results of such failures and of any contingency plans to be designed to address such events cannot be determined at this time. We believe the "most likely reasonable worst case scenario" is one in which there are power outages. Although we have backup power supplies and generators and contingency plans to address this type scenario, an extended power outage could impact our operating results. Like all other businesses, our ability to predict the impact of the Y2K Problem and the efficacy of our solutions with respect thereto is limited by the unprecedented nature of the problem.

AIRLINE INVESTMENT

    During third quarter 1998, we invested $15.0 million in a new airline based in Las Vegas. Beginning in mid-1999, the new airline plans to offer conveniently scheduled nonstop flights between its Las Vegas hub and New York, Miami, Los Angeles and San Francisco. Additional routes are expected to be added within the first year of operations. In addition to obtaining a 19.9% voting interest in the airline, we also entered into a marketing agreement to support joint promotions involving the airline and our Las Vegas properties. Our investment in the airline allows us to offer additional valued services and conveniences to our customers. We have no commitment to provide additional funds to the airline. Rio also made a $15 million investment in this airline; therefore, upon the closing of the Rio acquisition, our equity interest in the new airline increased to approximately 47.8%, but our voting power is limited by contract to 25%.

SUMMARY

    In addition to the specific development and expansion projects discussed in Operating Results and Development Plans, we perform on-going refurbishment and maintenance at our casino entertainment facilities in order to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset.

    Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued are expected to be made available from operating cash flows, the Bank Facility (see Debt and Liquidity), joint venture partners, specific project financing, guarantees of third party debt and, if necessary, additional debt and/or equity offerings. Our capital spending for 1998, excluding the Showboat acquisition, totaled approximately $245.2 million. Estimated total capital expenditures for 1999 are expected to be between $360 million and $440 million, excluding the acquisition of Rio and the possible further expansion of Harrah's Atlantic City.

DEBT AND LIQUIDITY

ISSUANCE OF SENIOR NOTES

    It has been our intention to refinance a portion of our short-term, floating-rate borrowings under our revolving credit facility (the "Bank Facility") with debt that has fixed rates and longer maturities. In connection with obtaining consent from our bank lenders for the Rio merger, we agreed to refinance a significant portion of our current short-term, floating-rate debt with long-term, fixed-rate debt. In December 1998, we issued $750 million of 7 7/8% Senior Subordinated Notes due 2005 and used the proceeds to reduce the amount outstanding under our Bank Facility. In January 1999, we issued $500 million of 7 1/2% Senior Notes due 2009 and used the proceeds to further reduce amounts outstanding under our Bank Facility.

BANK FACILITY

    During April 1998, our Bank Facility was amended and restated to increase total borrowing capacity to $2.1 billion and to modify the debt covenants. The terms of the Bank Facility provided for scheduled reductions in borrowing capacity, and the first such scheduled reduction occurred on July 31, 1998, when borrowing capacity was reduced by $50 million. The Bank Facility was further amended in December 1998 to facilitate our merger with Rio and to eliminate further scheduled reductions in borrowing capacity. With the issuance of the 7 7/8% Senior Subordinated Notes discussed above, our available borrowing capacity under the Bank Facility was reduced by $537 million. As of December 31, 1998, $1.1 billion in borrowings were outstanding under the Bank Facility, with an additional $28.6 million committed to back letters of credit. After consideration of these borrowings, $398.5 million of additional borrowing capacity was available to the Company as of December 31, 1998.

    With the issuance in January 1999 of the 7 1/2% Senior Notes discussed above, our outstanding borrowings and total borrowing capacity under the Bank Facility were further reduced by $495 million.

    During third quarter 1998, the borrowing cost on the Bank Facility increased from a base rate of either Eurodollar plus 50 basis points or the prime lending rate to a base rate of either Eurodollar plus 75 basis points or the prime lending rate in accordance with the terms of the Bank Facility agreement.

EARLY EXTINGUISHMENTS OF DEBT

    On May 1, 1998, our principal operating subsidiary, Harrah's Operating Company, Inc. ("HOC,") redeemed all $200 million of its 8 3/4% Senior Subordinated Notes due 2002 (the "8 3/4% Notes") at a call price of 102.0%, plus accrued and unpaid interest through the May 1, 1998, redemption date. We retired the 8 3/4% Notes using proceeds from our Bank Facility. An extraordinary charge, net of tax, of $3.3 million was recorded during second quarter 1998 in conjunction with this early extinguishment of debt.

    On June 15, 1998, our newly acquired subsidiary, Showboat, redeemed approximately $218.6 million face amount of its 9 1/4% First Mortgage Bonds due 2008 and approximately $117.9 million face amount of its 13% Senior Notes due 2009 (collectively, the "Showboat Notes"). We recorded the liabilities assumed in the Showboat acquisition, including the Showboat Notes, at their fair value as of the consummation date of the transaction. The difference between the consideration paid to the holders of the Showboat Notes pursuant to this tender offer and the carrying value of the Showboat Notes on the consummation date, together with the cost of conducting the tender offer, were recorded in the second quarter as an extraordinary loss of $13.3 million, net of tax. Concurrently with the tender offer, we solicited and obtained the necessary consents to amend the respective Indentures governing each of the Showboat Notes to eliminate or modify substantially all of the negative covenants, certain events of default, and to make certain other changes to the Indentures.

    During third quarter, we defeased the remaining balance of the Showboat Notes. Treasury securities were purchased and deposited with trustees to pay the scheduled interest payments to the first call date and the premium and principal on the securities outstanding on such date. These treasury securities are reported as assets and the remaining balance of the Showboat Notes is reported in Long-term debt in the Consolidated Balance Sheets.

    As a result of the permanent reduction in the capacity of our Bank Facility in December 1998, a proportionate amount of the deferred financing charges were written off and recorded as an extraordinary loss of $1.4 million, net of tax.

    In conjunction with our pending agreement to increase our ownership in the entities which own and operate the Showboat Casino in East Chicago, we announced in February 1999 our commencement of a fixed spread cash tender offer for all outstanding 13 1/2% First Mortgage Bonds due 2003 (the "13 1/2% Bonds") of Showboat Marina Casino Partnership and Showboat Marina Finance Corporation. The consideration for each $1,000 principal amount of 13 1/2% Bonds validly tendered and accepted for purchase will be a price resulting in a yield to the first redemption date of the 13 1/2% Bonds equal to 50 basis points over the yield of a reference security maturing at the first redemption date, plus accrued interest. The tender offer is scheduled to expire on March 13, 1999, unless extended by HOC. Concurrently with the tender offer, we are soliciting consents from holders of the 13 1/2% Bonds to amend the Indenture under which the 13 1/2% Bonds were issued.

INTEREST RATE AGREEMENTS

    To manage the relative mix of our debt between fixed and variable rate instruments, we have entered into interest rate swap agreements to modify the interest characteristics of our outstanding debt without an exchange of the underlying principal amount. The differences to be paid or received under the terms of our interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of our interest rate swap agreements will have a corresponding effect on our future cash flows.

    These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions, and do not anticipate nonperformance by the counterparties.

    For more information regarding our interest rate swap agreements as of December 31, 1998, please see Note 5 to our Consolidated Financial Statements.

GUARANTEES OF THIRD PARTY DEBT AND OTHER COMMITMENTS

    The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment pursuant to the contracts for the three Indian-owned facilities we now manage, which extend for periods of up to 48 months from December 31, 1998, is $1.2 million.

    We may guarantee all or part of the debt incurred by Indian tribes with which we have entered into a management contract to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, we have obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, the value of such property would satisfy our obligations in the event these guarantees were enforced. Additionally, we have received limited waivers from the Indian tribes of their sovereign immunity to allow us to pursue our rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance of such debt as of December 31, 1998, was $103.5 million, excluding the guarantee related to the Upper Skagit Tribe's debt.

    See Capital Spending and Development for discussion of our guarantees of debt and other commitments related to the New Orleans casino.

SHELF REGISTRATION

    To provide for additional financing flexibility, Harrah's Entertainment, together with its wholly-owned subsidiary, HOC, have available until December 2000 an effective shelf registration statement with the Securities and Exchange Commission. The registration allowed for the issuance of up to $750 million of HOC debt securities. $500 million of Senior Notes was issued on January 12, 1999, thereby reducing the amount available under the shelf registration to $250 million. The terms and conditions of the HOC debt securities, which would be unconditionally guaranteed by Harrah's Entertainment, would be determined by market conditions at the time of issuance.

EFFECTS OF CURRENT ECONOMIC AND POLITICAL CONDITIONS

COMPETITIVE PRESSURES

    Due to the limited number of new markets opening for development, the focus of many casino operators has shifted to investing in existing markets in an effort to attract new customers, thereby increasing competition in those markets. Our properties in the long-established gaming markets of Nevada and New Jersey have generally reacted less significantly to the changing competitive conditions. With the exception of the additional supply being added in Las Vegas, the amount of supply change within these markets has represented a smaller percentage change than that experienced in some riverboat markets. In riverboat markets, the additions to supply had a more noticeable impact due to the fact that competition was limited in the early stages of many of these markets. As companies have completed expansion projects, supply has typically grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's Entertainment, have announced plans for additional developments or expansions in some markets. In the Las Vegas market, a new "mega" facility opened in October 1998, and others are planned and under development. The impact that the additional supply will have on our operations cannot be determined at this time.

    Over the last decade, there has also been a significant increase in the number of casinos on Indian lands, made possible by the Indian Gaming Regulatory Act of 1988. We manage three such facilities. The future growth potential from Indian casinos is also uncertain, however. See Political Uncertainties for information concerning a California referendum.

    Although the short-term effect of these competitive developments on our Company has been negative, we are not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on our current or future markets. We believe that the geographic diversity of our operations; our focus on multi-market customer relationships; our service training, measurements and rewards programs; and our continuing efforts to establish our brands as premier brands upon which we have built strong customer loyalty have well-positioned us to face the challenges present within our industry. We have introduced WINet, a sophisticated nationwide customer database, and our Total Gold Card, a nationwide reward and recognition card, both of which we believe provide competitive advantages, particularly with players who visit more than one market.

INDUSTRY CONSOLIDATION

    As evidenced by the number of public announcements by casino entertainment companies over the last year of plans to acquire or be acquired by other companies, including our acquisitions of Showboat and Rio, consolidation in the gaming industry is now underway. We believe we are well-positioned to, and may from time to time, pursue additional strategic acquisitions to further enhance our distribution, strengthen our access to target customers and leverage our technological and centralized services infrastructure.

POLITICAL UNCERTAINTIES

    The casino entertainment industry is subject to political and regulatory uncertainty. In 1996, the U.S. government formed a federal commission to study gambling in the United States, including the casino gaming industry. During fourth quarter 1998, voters in the state of California approved a referendum to allow an expansion of gaming offerings on Indian lands in that state. At this time, the ultimate impacts that the federal commission and the approval of the California referendum will have on the industry are uncertain. From time to time, individual jurisdictions have also considered legislation or referendums which could adversely impact Harrah's Entertainment's operations, and the likelihood or outcome of similar legislation and referendums in the future is difficult to predict.

    The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, which would affect the industry. It is not possible to determine with certainty the scope or likelihood of possible future changes in tax laws or in the administration of such laws. If adopted, such changes could have a material adverse effect on our financial results.

EFFECTS OF INFLATION

    Inflation has had little effect on our historical operations. Generally, we have not experienced any significant negative impact on gaming volume or on wagering propensity of our customers as a result of inflationary pressures. Further, we have been successful in increasing the amount of wagers and playing time of our casino customers through effective marketing programs. We have also, from time to time, adjusted our required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher denominations. These strategies, supplemented by effective cost management programs, have offset the impact of inflation on our operations. Inflation tends to increase the value of our casino entertainment properties.

INTERCOMPANY DIVIDEND RESTRICTION

    Agreements governing the terms of our bank debt require us to abide by covenants which, among other things, limit HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's Entertainment. The amount of HOC's restricted net assets, as defined, computed in accordance with these covenants regarding restricted payments was approximately $856.1 million at December 31, 1998. Harrah's Entertainment's principal asset is the stock of HOC, a wholly-owned subsidiary which holds, directly and through subsidiaries, the principal assets of our businesses. Given this ownership structure, these restrictions should not impair our ability to conduct our business through our subsidiaries or to pursue our development plans.

RECENTLY ISSUED ACCOUNTING STANDARDS

    We are currently evaluating the provisions of two recently issued accounting pronouncements. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative financial instruments. The provisions of SFAS No. 133 require that a company recognize all derivatives as either assets or liabilities on its balance sheet and that the instruments be valued at their fair value. The Statement also defines the criteria and conditions which govern the recognition of subsequent changes in the fair value of the instrument as being either balance sheet or income statement events. SFAS No. 133 is effective for years beginning after June 15, 1999.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that the costs of all start-up activities, as defined in the SOP, be expensed as incurred. The SOP is effective for years beginning after December 15, 1998.

    We do not expect the adoption of these pronouncements to materially impact our results of operations or financial position.

PRIVATE SECURITIES LITIGATION REFORM ACT

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information included in our Annual Report on Form 10-K and other materials filed or to be filed by the Company with the Securities and Exchange Commission ("SEC") (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward looking. These include statements relating to the following activities, among others: (A) operations and expansions of existing properties, including future performance, anticipated scope and opening dates of expansions; (B) planned development of casinos and hotels that would be owned or managed by the Company and the pursuit of strategic acquisitions; (C) the redevelopment of the casino in New Orleans;
(D) planned capital expenditures for 1999 and beyond; (E) the impact of the WINet and Total Gold Card Programs; (F) any future impact of the Showboat acquisition or the Rio merger; and (G) Year 2000 compliance plans. These activities involve important factors that could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. These include, but are not limited to, the following factors as well as other factors described from time to time in the Company's reports filed with the SEC: construction factors, including zoning issues, environmental restrictions, soil conditions, weather and other hazards, site access matters and building permit issues; access to available and feasible financing; regulatory, licensing and other government approvals, third party consents and approvals, and relations with partners, owners and other third parties; conditions of credit markets and other business and economic conditions, including international and national economic problems; litigation, judicial actions and political uncertainties, including gaming legislative action, referenda, and taxation; actions or inactions of suppliers and vendors regarding Year 2000; and the effects of competition including locations of competitors and operating and marketing competition. Any forward looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

                          HARRAH'S ENTERTAINMENT, INC.
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1998          1997
                                                                                        ------------  ------------
ASSETS
Current assets
  Cash and cash equivalents...........................................................  $    158,995  $    116,443
  Receivables, less allowance for doubtful accounts of $14,356 and $11,462............        55,043        43,767
  Deferred income taxes (Note 8)......................................................        22,478        17,436
  Prepayments and other...............................................................        27,521        21,653
  Inventories.........................................................................        15,306        13,011
                                                                                        ------------  ------------
    Total current assets..............................................................       279,343       212,310
                                                                                        ------------  ------------
Land, buildings, riverboats and equipment
  Land and land improvements..........................................................       323,692       218,703
  Buildings, riverboats and improvements..............................................     1,624,346     1,334,279
  Furniture, fixtures and equipment...................................................       711,966       600,358
                                                                                        ------------  ------------
                                                                                           2,660,004     2,153,340
  Less: accumulated depreciation......................................................      (789,847)     (675,286)
                                                                                        ------------  ------------
                                                                                           1,870,157     1,478,054
Excess of purchase price over net assets of businesses acquired, net of amortization
  of $40,051 and $33,580 (Note 2).....................................................       383,450        43,363
Investments in and advances to nonconsolidated affiliates (Note 14)...................       273,508       152,401
Deferred costs and other (Note 4).....................................................       479,874       119,378
                                                                                        ------------  ------------
                                                                                        $  3,286,332  $  2,005,506
                                                                                        ------------  ------------
                                                                                        ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable....................................................................  $     57,864  $     45,233
  Construction payables...............................................................           629         7,186
  Accrued expenses (Note 4)...........................................................       172,021       156,694
  Current portion of long-term debt (Note 5)..........................................         2,332         1,837
                                                                                        ------------  ------------
    Total current liabilities.........................................................       232,846       210,950
Long-term debt (Note 5)...............................................................     1,999,354       924,397
Deferred credits and other............................................................       112,362        98,177
Deferred income taxes (Note 8)........................................................        75,457        22,361
                                                                                        ------------  ------------
                                                                                           2,420,019     1,255,885
                                                                                        ------------  ------------
Minority interests....................................................................        14,906        14,118
                                                                                        ------------  ------------
Commitments and contingencies (Notes 6 and 11 through 14)
Stockholders' equity (Notes 3, 13 and 14)
  Common stock, $0.10 par value, authorized--360,000,000 shares, outstanding--102,188,018 and 101,035,898 shares (net of 3,036,562 and 3,001,568
    shares held in treasury)..........................................................        10,219        10,104
  Capital surplus.....................................................................       407,691       388,925
  Retained earnings...................................................................       451,410       349,386
  Accumulated other comprehensive income..............................................         6,567         2,884
  Deferred compensation related to restricted stock...................................       (24,480)      (15,796)
                                                                                        ------------  ------------
                                                                                             851,407       735,503
                                                                                        ------------  ------------
                                                                                        $  3,286,332  $  2,005,506
                                                                                        ------------  ------------
                                                                                        ------------  ------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                          HARRAH'S ENTERTAINMENT, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1998         1997         1996
                                                                             -----------  -----------  -----------
Revenues
  Casino...................................................................  $ 1,660,313  $ 1,338,003  $ 1,323,466
  Food and beverage........................................................      231,568      196,765      188,081
  Rooms....................................................................      153,538      128,354      115,456
  Management fees..........................................................       64,753       24,566       16,227
  Other....................................................................       78,320       78,954       78,729
  Less: casino promotional allowances......................................     (184,477)    (147,432)    (135,939)
                                                                             -----------  -----------  -----------
    Total revenues.........................................................    2,004,015    1,619,210    1,586,020
                                                                             -----------  -----------  -----------
Operating expenses
  Direct
    Casino.................................................................      868,622      685,942      649,720
    Food and beverage......................................................      116,641      103,604       95,909
    Rooms..................................................................       41,871       39,719       35,460
  Depreciation of buildings, riverboats and equipment......................      130,128      103,670       92,130
  Development costs........................................................        8,989       10,524       12,021
  Write-downs and reserves (Note 7)........................................        7,474       13,806       52,188
  Project opening costs....................................................        8,103       17,631        5,907
  Other....................................................................      475,449      385,630      358,000
                                                                             -----------  -----------  -----------
    Total operating expenses...............................................    1,657,277    1,360,526    1,301,335
                                                                             -----------  -----------  -----------
      Operating profit.....................................................      346,738      258,684      284,685
  Corporate expense........................................................      (37,890)     (27,155)     (34,348)
  Equity in (losses) income of nonconsolidated affiliates (Note 14)........      (14,989)     (11,053)       1,182
  Venture restructuring costs..............................................       (6,013)      (6,944)     (14,601)
                                                                             -----------  -----------  -----------
Income from operations.....................................................      287,846      213,532      236,918
Interest expense, net of interest capitalized (Note 1).....................     (117,270)     (79,071)     (69,968)
Gains on sales of equity interests in nonconsolidated affiliates...........       13,155       37,388           --
Other income, including interest income....................................       19,575       11,799        5,160
                                                                             -----------  -----------  -----------
Income before income taxes and minority interests..........................      203,306      183,648      172,110
Provision for income taxes (Note 8)........................................      (74,600)     (68,746)     (67,316)
Minority interests.........................................................       (6,989)      (7,380)      (5,897)
                                                                             -----------  -----------  -----------
Income before extraordinary losses.........................................      121,717      107,522       98,897
Extraordinary losses, net of tax benefit of $10,522 and $4,477 (Note 9)....      (19,693)      (8,134)          --
                                                                             -----------  -----------  -----------
Net income.................................................................  $   102,024  $    99,388  $    98,897
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Earnings (loss) per share-basic
  Before extraordinary losses..............................................  $      1.21  $      1.07  $      0.96
  Extraordinary losses, net................................................        (0.19)       (0.08)          --
                                                                             -----------  -----------  -----------
    Net income.............................................................  $      1.02  $      0.99  $      0.96
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Earnings (loss) per share-diluted
  Before extraordinary losses..............................................  $      1.19  $      1.06  $      0.95
  Extraordinary losses, net................................................        (0.19)       (0.08)          --
                                                                             -----------  -----------  -----------
    Net income.............................................................  $      1.00  $      0.98  $      0.95
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Weighted average common shares outstanding.................................      100,231      100,618      102,598
Dilutive effect of stock compensation programs.............................        1,289          636        1,138
                                                                             -----------  -----------  -----------
Weighted average common and common equivalent shares outstanding...........      101,520      101,254      103,736
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                              (NOTES 3, 13 AND 14)

                                 (IN THOUSANDS)

                                                                                                         DEFERRED
                                          COMMON STOCK                                                 COMPENSATION
                                    ------------------------                               OTHER        RELATED TO
                                      SHARES                   CAPITAL    RETAINED     COMPREHENSIVE    RESTRICTED
                                    OUTSTANDING    AMOUNT      SURPLUS    EARNINGS        INCOME           STOCK        TOTAL
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
Balance--December 31, 1995........     102,674    $  10,267   $ 362,783   $ 204,838      $  10,552       $  (2,891)   $ 585,549
  Net income......................                                           98,897                                      98,897
  Unrealized gain on available-
    for-sale securities, less
    deferred tax provision of
    $26,112.......................                                                          40,842                       40,842
  Treasury stock purchases........        (759)         (76)                (12,938)                                    (13,014)
  Net shares issued under
    incentive compensation plans,
    including income tax benefit
    of $1,576.....................       1,055          106      23,158                                    (15,792)       7,472
      1996 Comprehensive Income...
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
Balance-December 31, 1996.........     102,970       10,297     385,941     290,797         51,394         (18,683)     719,746
  Net income......................                                           99,388                                      99,388
  Realization of gain due to sale
    of equity interest in New
    Zealand subsidiary, net of
    deferred taxes of $14,653.....                                                         (22,735)                     (22,735)
  Decline in market value of other
    available-for-sale securities,
    less deferred tax benefit of
    $16,362.......................                                                         (25,775)                     (25,775)
Treasury stock purchases..........      (2,234)        (223)                (40,799)                                    (41,022)
Net shares issued under incentive
  compensation plans, including
  income tax benefit of $702......         300           30       2,984                                      2,887        5,901
      1997 Comprehensive Income...
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
Balance--December 31, 1997........     101,036       10,104     388,925     349,386          2,884         (15,796)     735,503
  Net income......................                                          102,024                                     102,024
  Unrealized gain on available-
    for-sale securities, less
    deferred tax provision of
    $2,110........................                                                           3,567                        3,567
  Foreign currency adjustment.....                                                             116                          116
  Net shares issued under
    incentive compensation plans,
    including income tax benefit
    of $787.......................       1,152          115      18,766                                     (8,684)      10,197
      1998 Comprehensive Income...
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
Balance--December 31, 1998........     102,188    $  10,219   $ 407,691   $ 451,410      $   6,567       $ (24,480)   $ 851,407
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------
                                    -----------  -----------  ---------  -----------  ---------------  -------------  ---------


                                    COMPREHENSIVE
                                        INCOME
                                    --------------
Balance--December 31, 1995........
  Net income......................    $   98,897
  Unrealized gain on available-
    for-sale securities, less
    deferred tax provision of
    $26,112.......................        40,842
  Treasury stock purchases........
  Net shares issued under
    incentive compensation plans,
    including income tax benefit
    of $1,576.....................
      1996 Comprehensive Income...    $  139,739
                                    --------------
                                    --------------
Balance-December 31, 1996.........
  Net income......................    $   99,388
  Realization of gain due to sale
    of equity interest in New
    Zealand subsidiary, net of
    deferred taxes of $14,653.....       (22,735)
  Decline in market value of other
    available-for-sale securities,
    less deferred tax benefit of
    $16,362.......................       (25,775)
Treasury stock purchases..........
Net shares issued under incentive
  compensation plans, including
  income tax benefit of $702......
      1997 Comprehensive Income...    $   50,878
                                    --------------
                                    --------------
Balance--December 31, 1997........
  Net income......................    $  102,024
  Unrealized gain on available-
    for-sale securities, less
    deferred tax provision of
    $2,110........................         3,567
  Foreign currency adjustment.....           116
  Net shares issued under
    incentive compensation plans,
    including income tax benefit
    of $787.......................
      1998 Comprehensive Income...    $  105,707
                                    --------------
Balance--December 31, 1998........
                                    --------------
                                    --------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (NOTE 10)

                                 (IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1998        1997        1996
                                                                                ----------  ----------  ----------
Cash flows from operating activities
  Net income..................................................................  $  102,024  $   99,388  $   98,897
  Adjustments to reconcile net income to cash flows from operating activities
    Extraordinary losses, before income taxes.................................      29,491      12,611          --
    Depreciation and amortization.............................................     159,183     122,396     102,338
    Write-downs and reserves..................................................       6,535      13,806      52,188
    Other noncash items.......................................................      28,835      27,712      27,985
    Minority interests' share of net income...................................       6,989       7,380       5,897
    Equity in losses (income) of nonconsolidated affiliates...................      14,989      11,053      (1,182)
    Realized gains on sales of equity interests in nonconsolidated
      affiliates..............................................................     (13,155)    (37,388)         --
    Net gains from asset sales................................................      (6,536)     (4,117)         --
    Net change in long-term accounts..........................................      17,260      (1,452)       (375)
    Net change in working capital accounts....................................     (45,244)      3,713         (14)
                                                                                ----------  ----------  ----------
      Cash flows provided by operating activities.............................     300,371     255,102     285,734
                                                                                ----------  ----------  ----------
Cash flows from investing activities..........................................
  Payment for purchase of Showboat, Inc., net of cash acquired................    (475,334)         --          --
  Land, buildings, riverboats and equipment additions.........................    (140,386)   (229,529)   (314,465)
  (Decrease) increase in construction payables................................      (6,557)    (10,789)     13,257
  Investments in and advances to nonconsolidated affiliates...................     (76,052)    (54,477)    (75,553)
  Purchase of marketable equity securities for defeasance of debt.............     (65,898)         --          --
  Proceeds from sales of equity interests in nonconsolidated affiliates.......      17,000      53,755          --
  Proceeds from other asset sales.............................................      12,728      26,570       1,355
  Other.......................................................................     (28,739)     (6,483)     (8,255)
                                                                                ----------  ----------  ----------
      Cash flows used in investing activities.................................    (763,238)   (220,953)   (383,661)
                                                                                ----------  ----------  ----------
Cash flows from financing activities
  Proceeds from issuance of senior subordinated notes, net of issue costs of
    $12,552...................................................................     737,448          --          --
  Net borrowings under Revolving Credit Facility, net of financing costs of
    $9,332 in 1998 and $982 in 1996...........................................     362,262     239,500     133,518
  Debt retirements............................................................    (563,522)   (202,115)     (2,488)
  Premiums paid on early extinguishments of debt..............................     (24,569)     (9,666)         --
  Minority interests' distributions, net of contributions.....................      (6,200)     (9,952)    (10,840)
  Purchases of treasury stock.................................................          --     (41,022)    (13,014)
  Other.......................................................................          --         (45)         --
                                                                                ----------  ----------  ----------
      Cash flows provided by (used in) financing activities...................     505,419     (23,300)    107,176
                                                                                ----------  ----------  ----------
Net increase in cash and cash equivalents.....................................      42,552      10,849       9,249
Cash and cash equivalents, beginning of year..................................     116,443     105,594      96,345
                                                                                ----------  ----------  ----------
Cash and cash equivalents, end of year........................................  $  158,995  $  116,443  $  105,594
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

    In these footnotes, the words "Company," "Harrah's Entertainment," "we," "our" and "us" refer to Harrah's Entertainment, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation and Organization. We are one of the leading casino entertainment companies in the United States, operating in more markets than any other casino company. Our U.S. operations include nine land-based casinos, seven riverboat or dockside casinos, and three casinos on Indian reservations. We also own a partial interest in and manage a land-based casino in Sydney, Australia, and own a noncontrolling interest in and will manage a land-based casino in New Orleans, Louisiana, upon its anticipated completion in late October 1999.

    PRINCIPLES OF CONSOLIDATION. Our Consolidated Financial Statements include the accounts of Harrah's Entertainment and its subsidiaries after elimination of all significant intercompany accounts and transactions. We follow the equity method of accounting for our investments in 20% to 50% owned companies and joint ventures and for our 55% noncontrolling interest in a partnership. (See Note 14.)

    CASH AND CASH EQUIVALENTS. Cash includes the minimum cash balances required to be maintained by a state gaming commission, which totaled approximately $14.0 million and $8.3 million at December 31, 1998 and 1997, respectively. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

    INVENTORIES. Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

    LAND, BUILDINGS, RIVERBOATS AND EQUIPMENT. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $21.7 million and $31.2 million at December 31, 1998 and 1997, respectively. We capitalize the costs of improvements and extraordinary repairs that extend the life of the asset. We expense maintenance and repairs costs as incurred. Interest expense is capitalized on internally constructed assets at our overall weighted average borrowing rate of interest. Capitalized interest amounted to $2.5 million, $6.9 million and $11.0 million in 1998, 1997 and 1996, respectively.

    We depreciate our buildings, riverboats and equipment using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, as follows:

Buildings and improvements..................................  10 to 40 years
Riverboats..................................................        30 years
Furniture, fixtures and equipment...........................   2 to 15 years

    TREASURY STOCK. The shares of Harrah's Entertainment common stock we hold in treasury are reflected in our Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity and Comprehensive Income as if those shares were retired.

    REVENUE RECOGNITION. Casino revenues consist of net gaming wins. Food and beverage and rooms revenues include the aggregate amounts generated by those departments at all consolidated casinos and casino hotels.

    Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) costs of providing such complimentary services, which we classify as casino expenses through interdepartmental allocations, were as follows:

                                                              1998        1997        1996
                                                           ----------  ----------  ----------
Food and beverage........................................  $   97,934  $   83,491  $   81,857
Rooms....................................................      28,473      19,290      15,673
Other....................................................       6,138       3,768       4,491
                                                           ----------  ----------  ----------
                                                           $  132,545  $  106,549  $  102,021
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    AMORTIZATION. We amortize Excess of purchase price over net assets of businesses acquired and other intangibles on a straight-line basis over periods up to 40 years. We use the interest method to amortize deferred financing charges over the term of the related debt agreement.

    PROJECT OPENING COSTS. Project opening costs represent primarily the direct salaries and other operating costs we incur prior to the opening of new facilities and in connection with the expansion of existing facilities. For new facilities, these costs are deferred and expensed upon opening of the facility. For expansion projects, we expense the costs as incurred. Costs we have incurred in connection with an initiative to develop and implement strategies and employee training programs designed to better focus the Company on serving our targeted customers are also expensed as incurred and included in project opening costs.

    EARNINGS PER SHARE. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," we compute our basic earnings per share by dividing Net income by the number of weighted average common shares outstanding during the year. Our diluted earnings per share is computed by dividing Net income by the number of weighted average common shares and common stock equivalents outstanding during the year. For each of the three years ended December 31, 1998, common stock equivalents consisted solely of net restricted shares and stock options outstanding under our employee stock benefit plans (see Note 13).

    RECLASSIFICATIONS. We have reclassified certain amounts for prior years to conform with our presentation for 1998.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

2) ACQUISITIONS

    We are accounting for each of the transactions described below as a purchase. Accordingly, the purchase price is being allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. For each transaction, the allocation of the purchase price will be completed within one year from the date of the acquisition. To the extent that the purchase price exceeds the fair value of

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

2) ACQUISITIONS (CONTINUED)
the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill and amortized over 40 years. For periods prior to the completion of the purchase price allocation, our financial statements include estimated goodwill amortization expense.

    SHOWBOAT, INC. On June 1, 1998, we completed our acquisition of Showboat, Inc. ("Showboat") for $520.0 million in cash and assumption of approximately $635 million of Showboat debt. The operating results for Showboat are included in our Consolidated Financial Statements from the date of acquisition.

    As a result of this transaction, we now own and operate the Showboat casinos in Atlantic City, New Jersey, and Las Vegas, Nevada. The Las Vegas Showboat property is a non-strategic asset and is recorded as an asset held-for-sale. At December 31, 1998, the estimated net realizable value of this property, net of estimated selling expenses, carrying costs and interest costs through the assumed date of sale, is included in Deferred costs and other assets in the Consolidated Balance Sheets. We also own a 55% noncontrolling interest in the partnership which owns and operates the Showboat East Chicago casino. Accordingly, this investment is accounted for under the equity method. We also own a 24.6% equity ownership interest in and manage the Star City casino in Sydney, Australia. We account for our investment in this entity under the equity method one month in arrears.

    Subsequent to the closing of the acquisition, we completed tender offers and consent solicitations for Showboat's 9 1/4% First Mortgage Bonds due 2008 (the "Bonds") and 13% Senior Subordinated Notes due 2009 (the "Notes"). As a result of these tender offers, $218.6 million face amount of the Bonds and $117.9 million face amount of the Notes were retired on June 15, 1998. Due to the early extinguishment of the Bonds and the Notes, we reported extraordinary losses totaling $13.3 million, after income tax benefit, equaling the excess of the premium paid over the carrying value of the Bonds and the Notes retired and the related costs of the tender offers and consent solicitations. As a result of the receipt of the requisite consents, we eliminated or modified substantially all of the negative covenants, certain events of default, and made other changes to the respective indentures governing the Bonds and the Notes.

    During third quarter 1998, we defeased the remaining balance of the Showboat Bonds and Notes. Treasury securities were purchased and deposited with trustees to pay the scheduled interest payments to the first call date and the premium and principal on the securities outstanding on such date. These treasury securities are reported as other assets, and the remaining balances of the Showboat Bonds and Notes are reported in Long-term debt in our Consolidated Balance Sheets.

    In fourth quarter 1998, we entered into an agreement with the partners in the East Chicago property to increase our ownership in that partnership to approximately 99.5%. Upon consummation of this agreement, we also will amend the partnership agreements to give us control of the partnership and greater flexibility in operating this property. This transaction is subject to receipt of necessary regulatory approvals and is expected to close during first quarter 1999. We plan to rebrand the property as a "Harrah's" property during first quarter 1999.

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

2) ACQUISITIONS (CONTINUED)
    The following unaudited pro forma consolidated financial information for the Company has been prepared assuming that the Showboat acquisition and the debt extinguishments discussed above had occurred on the first day of the respective periods:

                                                                    YEAR ENDED DECEMBER
                                                                            31,
                                                                    --------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                  1998       1997
------------------------------------------------------------------  ---------  ---------
Revenues..........................................................  $ 2,163.4  $ 1,997.1
                                                                    ---------  ---------
                                                                    ---------  ---------
Income from operations............................................  $   304.4  $   233.7
                                                                    ---------  ---------
                                                                    ---------  ---------
Income before extraordinary losses................................  $   106.7  $    76.8
                                                                    ---------  ---------
                                                                    ---------  ---------
Net income........................................................  $    87.0  $    68.7
                                                                    ---------  ---------
                                                                    ---------  ---------
Earnings per share-diluted
  Income before extraordinary losses..............................  $    1.05  $    0.76
                                                                    ---------  ---------
                                                                    ---------  ---------
  Net income......................................................  $    0.86  $    0.68
                                                                    ---------  ---------
                                                                    ---------  ---------

    These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what our actual results would have been had the Showboat acquisition been completed as of the beginning of these periods, or of future results.

    RIO HOTEL & CASINO, INC. In third quarter 1998, we entered into a definitive merger agreement with Rio Hotel & Casino, Inc. ("Rio"). The merger was completed on January 1, 1999. Harrah's Entertainment acquired all Rio outstanding shares in a one-for-one stock transaction valued at $525 million and assumed Rio's outstanding debt.

    OTHER. During third quarter 1998, we completed the acquisition of various assets of a riverboat casino operated by a third party in Kansas City, Missouri. The assets we acquired included a 28,000 square foot casino riverboat and related shoreside facilities, land, gaming equipment and computerized customer databases.

3) STOCKHOLDERS' EQUITY

    In addition to its common stock, Harrah's Entertainment has the following classes of stock authorized but unissued:

        Preferred stock, $100 par value, 150,000 shares authorized Special stock, $1.125 par value, 5,000,000 shares authorized-Series A Special Stock, 2,000,000 shares designated

    Harrah's Entertainment's Board of Directors has authorized that one special stock purchase right (a "Right") be attached to each outstanding share of common stock. These rights are exercisable only if a person or group acquires 15% or more of Harrah's Entertainment common stock or announces a tender offer for 15% or more of the common stock. Each Right entitles stockholders to buy one two-hundredth of a share of Series A Special Stock of the Company at an initial price of $130 per Right. If a person acquires 15% or more of the Company's outstanding common stock, each Right entitles its holder to purchase common stock of the Company having a market value at that time of twice the Right's exercise price. Under certain conditions, each Right entitles its holder to purchase

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

3) STOCKHOLDERS' EQUITY (CONTINUED)
stock of an acquiring company at a discount. Rights held by the 15% holder will become void. The Rights will expire on October 5, 2006, unless earlier redeemed by our Board at one cent per Right.

    In October 1996, our Board of Directors approved a plan, which expired on December 31, 1997, under which we repurchased 2,993,700 shares of Harrah's Entertainment common stock at an average price of $18.05 per share. The repurchased shares are held in treasury.

    Under the terms of employee stock benefit programs previously approved by our stockholders, we have reserved shares of Harrah's Entertainment common stock for issuance under the Restricted Stock and Stock Option Plans. (See Note 13 for a description of the plans.) The following table summarizes the total number of shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 1998:

                                                                   RESTRICTED       STOCK
                                                                   STOCK PLAN    OPTION PLAN
                                                                   -----------  -------------
Total shares authorized for issuance under the plans.............    8,400,000     13,850,000
Shares issued and options granted, net of cancellations..........   (6,196,054)   (12,260,278)
                                                                   -----------  -------------
Shares held in reserve for issuance or grant under the plans as
  of December 31, 1998...........................................    2,203,946      1,589,722
                                                                   -----------  -------------
                                                                   -----------  -------------

4) DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

    Deferred costs and other consisted of the following:

                                                                         1998         1997
                                                                      -----------  ----------
Star City management contract, net of amortization of $1,976........  $   133,524  $       --
Trademark, net of amortization of $981..............................       66,319          --
U.S. Treasury securities held for defeasance of debt................       64,510          --
Cash surrender value of life insurance (Note 13)....................       52,904      45,835
Deferred finance charges, net of amortization of $16,453 and
  $11,471...........................................................       21,913       6,056
Other...............................................................      140,704      67,487
                                                                      -----------  ----------
                                                                      $   479,874  $  119,378
                                                                      -----------  ----------
                                                                      -----------  ----------

    Accrued expenses consisted of the following:

                                                                           1998        1997
                                                                        ----------  ----------
Insurance claims and reserves.........................................  $   45,770  $   46,870
Payroll and other compensation........................................      48,521      45,413
Accrued interest payable..............................................      18,465       9,287
Other accruals........................................................      59,265      55,124
                                                                        ----------  ----------
                                                                        $  172,021  $  156,694
                                                                        ----------  ----------
                                                                        ----------  ----------

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

5) LONG-TERM DEBT

    Long-term debt consisted of the following:

                                                                          1998         1997
                                                                      ------------  ----------
Revolving Credit Facilities
  5.4%-8.5% at December 31, 1998, maturities to 2000................  $  1,086,000  $  720,500
Secured Debt
  7.1%, maturity 2028...............................................        99,232          --
  9 1/4%, maturity 2008.............................................        58,269          --
  13%, maturity 2009................................................         2,393          --
Unsecured Senior Subordinated Notes
  7 7/8%, maturity 2005.............................................       750,000          --
  8 3/4%, redeemed in 1998..........................................            --     200,000
Unsecured Notes Payable
  10.00%-12.67%, maturities to 2001.................................         3,605       5,326
Capitalized lease obligations, 4.9%-7.2%, maturities to 2001........         2,187         408
                                                                      ------------  ----------
                                                                         2,001,686     926,234
Current portion of long-term debt...................................        (2,332)     (1,837)
                                                                      ------------  ----------
                                                                      $  1,999,354  $  924,397
                                                                      ------------  ----------
                                                                      ------------  ----------

    As of December 31, 1998, aggregate annual principal maturities for the four years subsequent to 1998 were: 1999, $2.3 million; 2000, $1.1 billion; 2001, $3.9 million; and 2002, $1.2 million.

    REVOLVING CREDIT FACILITIES. During April 1998, our reducing revolving and letter of credit facility (the "Facility") was amended and restated to increase the total available borrowing capacity to $2.1 billion. Pursuant to its terms, $1 billion of the amended and restated Facility was restricted as to its use:
$800 million was only available to fund the Showboat acquisition and $200 million could only be used to retire the Company's 8 3/4% Notes. These funds were used for the designated purposes during second quarter 1998.

    In connection with obtaining the consent of the lenders under the Facility to our merger with Rio, we agreed in December 1998 to modify certain terms of the Facility relating to mandatory principal reductions, financial covenants and the interest rates charged under such Facility (the "Amended Facility"). Our Amended Facility provided for us to repay a total of $750.0 million of amounts available under the Amended Facility by June 30, 1999. We satisfied this provision using the proceeds from debt offerings completed in December 1998 and January 1999. The Amended Facility is unsecured. The Amended Facility agreement contains financial covenants requiring us to maintain a specific tangible net worth and to meet other financial ratios. Its covenants limit our ability to pay dividends and to repurchase our outstanding shares.

    As of December 31, 1998, the Amended Facility consisted of a $1.4 billion reducing revolving and letter of credit facility maturing July 31, 2000, and a separate $111.0 million revolving credit facility, renewable annually at the lenders' option through the July 31, 2000, maturity date. Of the $1.5 billion total borrowing capacity available to us under the Amended Facility, there is a sub-limit of $50 million for letters of credit. Our borrowings under the Amended Facility bear interest at either a base rate or a Eurodollar rate, each adjusted for an applicable margin (as defined in the Amended Facility agreement). The base rate is equal to the higher of the following: (i) a certificate of deposit rate plus

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

5) LONG-TERM DEBT (CONTINUED)
0.50%; (ii) the prime rate; or (iii) the overnight federal funds rate plus 0.50%. At December 31, 1998, the weighted average annual fees on letters of credit and commitment fees on the unutilized portion of the Amended Facility were 0.88% and 0.14%, respectively.

    As of December 31, 1998, our borrowings under the Amended Facility were $1.1 billion and an additional $28.6 million was committed to back certain letters of credit. After consideration of these borrowings, $398.5 million of the Amended Facility was available to us.

    EARLY EXTINGUISHMENTS OF DEBT. During May 1998, our principal operating subsidiary, Harrah's Operating Company, Inc. ("HOC"), redeemed its $200 million 8 3/4% Senior Subordinated Notes due 2000 (the "8 3/4% Notes"). In May 1997, HOC redeemed its $200 million 10 7/8% Senior Subordinated Notes due 2002 (the
"10 7/8% Notes"). Both redemptions were funded using proceeds from the Facility. See Note 2 for discussion of the early extinguishments in June 1998 of certain debts assumed in the Showboat acquisition and of the defeasance of the remaining Showboat Bonds and Notes in August 1998. See Note 9 for a discussion of the extraordinary items arising from the early extinguishments of these debts.

    ISSUANCE OF NOTES. During December 1998, HOC completed a public offering of $750.0 million principal amount of 7 7/8% Senior Subordinated Notes due 2005 (the "7 7/8% Notes"). The 7 7/8% Notes are unsecured and contain covenants which, among other things, place limitations on HOC's ability to incur liens.

    Subsequent to the end of 1998, HOC completed a public offering of $500.0 million principal amount 7 1/2% Senior Notes due 2009 (the "7 1/2% Notes"). The 7 1/2% Notes, which are unsecured, were issued with essentially the same financial covenants as the 7 7/8% Notes.

    The net proceeds from both debt offerings were used to reduce our outstanding borrowings under the Amended Facility. Harrah's Entertainment has unconditionally guaranteed HOC's obligations under both the 7 7/8% Notes and the 7 1/2% Notes.

    INTEREST RATE AGREEMENTS. To manage the relative mix of our debt between fixed and variable rate instruments, we have entered into interest rate swap agreements to modify the interest characteristics of our outstanding debt without an exchange of the underlying principal amount. At December 31, 1998, we were a party to six interest rate swap agreements to effectively convert a total of $300 million in variable rate debt to a fixed rate. Pursuant to the terms of these swaps, we receive variable payments tied to LIBOR in exchange for our payments at a fixed interest rate. The fixed rates we pay and the variable rates we receive are summarized in the following table:

                                                                     SWAP RATE
                                                       SWAP RATE     RECEIVED
                                                         PAID      (VARIABLE) AT
NOTIONAL AMOUNT                                         (FIXED)    DEC. 31, 1998  SWAP MATURITY
----------------------------------------------------  -----------  -------------  --------------
$50 million.........................................       6.985%        5.221%      March 2000
$50 million.........................................       6.951%        5.234%      March 2000
$50 million.........................................       6.945%        5.234%      March 2000
$50 million.........................................       6.651%        5.384%        May 2000
$50 million.........................................       5.788%        5.251%       June 2000
$50 million.........................................       5.785%        5.251%       June 2000

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

5) LONG-TERM DEBT (CONTINUED)
    The differences to be paid or received under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be received by us pursuant to the terms of our interest rate agreements will have a corresponding effect on our future cash flows. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions, and do not anticipate nonperformance by the counterparties.

    FAIR MARKET VALUE. Based on the borrowing rates currently available for debt with similar terms and maturities and market quotes of our publicly traded debt, the fair value of our long-term debt, including the interest rate swap agreements, at December 31, 1998 and 1997, was as follows:

                                                                 DECEMBER 31,
                                                             ---------------------
                                                          1998                   1997
                                                 ----------------------  --------------------
                                                  CARRYING     MARKET    CARRYING    MARKET
(IN MILLIONS)                                      VALUE       VALUE       VALUE      VALUE
-----------------------------------------------  ----------  ----------  ---------  ---------
Outstanding debt...............................  $ (2,001.7) $ (2,019.0) $  (926.2) $  (930.9)
Interest rate swap agreements (used for hedging
  purposes)....................................        (0.2)       (6.2)      (0.4)      (4.6)

    The amounts reflected as the "Carrying Value" of the interest rate swap agreements represent the accrual balance as of the date reported. The "Market Value" of the interest rate swap agreements represents the estimated amount, considering the prevailing interest rates, that we would pay to terminate the agreements as of the date reported.

6) LEASES

    We lease both real estate and equipment used in our operations and classify those leases as either operating or capital leases following the provisions of SFAS No. 13, "Accounting for Leases." At December 31, 1998, the remaining lives of our real estate operating leases ranged from one to five years, with various automatic extensions totaling up to 44 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately five years.

    Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Income as follows:

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Noncancelable
  Minimum....................................................  $  15,409  $  16,455  $  14,774
  Contingent.................................................      4,029      2,929      2,032
  Sublease...................................................       (258)      (294)      (313)
Other........................................................      4,168      3,584      3,435
                                                               ---------  ---------  ---------
                                                               $  23,348  $  22,674  $  19,928
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

6) LEASES (CONTINUED)
    Our future minimum rental commitments as of December 31, 1998, were as follows:

                                                                                 NONCANCELABLE
                                                                                   OPERATING
                                                                                    LEASES
                                                                                 -------------
1999...........................................................................   $    10,774
2000...........................................................................         9,727
2001...........................................................................         9,145
2002...........................................................................         8,286
2003...........................................................................         7,975
Thereafter.....................................................................        74,840
                                                                                 -------------
    Total minimum lease payments...............................................   $   120,747
                                                                                 -------------
                                                                                 -------------

    In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts.

7) WRITE-DOWNS AND RESERVES

    Our operating results include various pretax charges to record asset impairments, contingent liability reserves and project write-offs. In 1998, such charges related primarily to our write-off of abandoned assets and write-down of other assets to estimated market value. The 1997 charge was primarily a reserve against the debtor-in-possession financing provided to Harrah's Jazz Company. During 1996, in recognition of changing economic conditions and competitive environments in which certain long-lived assets are deployed, we re-evaluated the recoverability of our original Tunica, Mississippi, casino facility and of an idle riverboat casino and recorded write-downs of the carrying values of those assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This casino facility was closed during 1997. We also recorded a reserve during 1996 pursuant to the provisions of SFAS No. 5, "Accounting for Contingencies," in recognition of our estimated liability arising from the guarantee of third party debt. We believe that the estimates used to evaluate the amounts of such write-downs and reserves were reasonable. However, actual results could differ from our estimates made for purposes of these evaluations.

    The components of our write-downs and reserves were as follows:

                                                                1998       1997       1996
                                                              ---------  ---------  ---------
Write-off of abandoned assets and other costs...............  $   4,734  $      --  $   2,644
Impairment of long-lived assets.............................      2,740        806     33,369
Reserve for debtor-in-possession loans to Harrah's Jazz
  Company...................................................         --     13,000         --
Reserve for contingent liability exposure...................         --         --     14,034
Write-off of investment in and advances to nonconsolidated
  affiliate.................................................         --         --      2,141
                                                              ---------  ---------  ---------
                                                              $   7,474  $  13,806  $  52,188
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

8) INCOME TAXES

    Our federal and state income tax provision (benefit) allocable to identified income statement and balance sheet line items was as follows:

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Income before income taxes and minority interests............  $  74,600  $  68,746  $  67,316
Extraordinary losses.........................................    (10,522)    (4,477)        --
Stockholders' equity
  Unrealized gain (loss) on marketable equity securities.....      2,110    (16,362)    26,112
  Compensation expense for tax purposes in excess of amounts
    recognized for financial reporting purposes..............       (787)      (702)    (1,576)
Other........................................................         --         --      1,045
                                                               ---------  ---------  ---------
                                                               $  65,401  $  47,205  $  92,897
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Income tax expense attributable to Income before income taxes and minority interests consisted of the following:

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Current
  Federal....................................................  $  45,084  $  78,306  $  42,003
  State......................................................      6,531      5,407      6,622
Deferred.....................................................     22,985    (14,967)    18,691
                                                               ---------  ---------  ---------
                                                               $  74,600  $  68,746  $  67,316
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interest were as follows:

                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
Statutory tax rate..............................................       35.0%      35.0%      35.0%
Increases (decreases) in tax resulting from:
  State taxes, net of federal tax benefit.......................        2.2        2.2        2.5
  Excess of purchase price over net assets of businesses
    acquired....................................................        1.1         --         --
  Minority interests in partnership earnings....................       (1.2)      (1.4)      (1.2)
  Other.........................................................       (0.4)       1.6        2.8
                                                                        ---        ---        ---
                                                                       36.7%      37.4%      39.1%
                                                                        ---        ---        ---
                                                                        ---        ---        ---

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

8) INCOME TAXES (CONTINUED)
    The components of our net deferred tax balance included in the Consolidated Balance Sheets were as follows:

                                                                          1998         1997
                                                                       -----------  ----------
Deferred tax assets
  Investments in nonconsolidated affiliates..........................  $    31,773  $       --
  Compensation programs..............................................       25,447      24,232
  Self-insurance reserves                                                    5,302       5,838
  Bad debt reserve...................................................        4,735       4,281
  Project opening expenses...........................................        2,573       2,400
  Debt costs.........................................................        1,592         902
  Deferred income....................................................        1,137       1,114
  Other..............................................................        4,423       6,014
                                                                       -----------  ----------
                                                                            76,982      44,781
                                                                       -----------  ----------
Deferred tax liabilities
  Property...........................................................      (60,016)    (45,806)
  Management contract................................................      (46,733)         --
  Trademarks.........................................................      (23,212)         --
  Investment in nonconsolidated affiliates...........................           --      (3,900)
                                                                       -----------  ----------
                                                                          (129,961)    (49,706)
                                                                       -----------  ----------
  Net deferred tax liability.........................................  $   (52,979) $   (4,925)
                                                                       -----------  ----------
                                                                       -----------  ----------

9) EXTRAORDINARY ITEMS

    The components of our extraordinary losses for 1998 and 1997 were as follows:

                                                                           1998        1997
                                                                        ----------  ----------
Losses on early extinguishments of debt...............................  $  (27,824) $  (12,611)
Harrah's share of nonconsolidated affiliate's extraordinary loss......      (2,391)         --
                                                                        ----------  ----------
                                                                           (30,215)    (12,611)
Income tax benefit....................................................      10,522       4,477
                                                                        ----------  ----------
Extraordinary losses, net of income taxes.............................  $  (19,693) $   (8,134)
                                                                        ----------  ----------
                                                                        ----------  ----------

    The losses on early extinguishments of debt in both 1998 and 1997 are due to the premiums paid to the holders of the debt retired and the write-off of related unamortized deferred finance charges. See Note 5 for information regarding the specific debt issues retired in each period. Our 1998 results also include our share of an extraordinary loss incurred by a nonconsolidated affiliate as a result of that entity's reorganization and refinancing of its debt.

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

10) SUPPLEMENTAL CASH FLOW INFORMATION

    The increase (decrease) in Cash and cash equivalents due to the changes in long-term and working capital accounts, net of effect of business acquired, was as follows:

                                                          1998          1997           1996
                                                       ----------  ---------------  ----------
Long-term accounts
  Deferred costs and other assets....................  $   (6,457) $        (1,746) $   (2,279)
  Deferred credits and other long-term liabilities...      23,717              294       1,904
                                                       ----------  ---------------  ----------
Net change in long-term accounts.....................  $   17,260  $        (1,452) $     (375)
                                                       ----------  ---------------  ----------
                                                       ----------  ---------------  ----------
Working capital accounts
  Receivables........................................  $  (21,734) $       (12,062) $    8,088
  Inventories........................................      (1,269)            (565)      1,202
  Prepayments and other..............................      (2,134)          (3,427)      2,902
  Accounts payable...................................      13,561            5,606     (18,373)
  Accrued expenses...................................     (33,668)          14,161       6,167
                                                       ----------  ---------------  ----------
    Net change in working capital accounts...........  $  (45,244) $         3,713  $      (14)
                                                       ----------  ---------------  ----------
                                                       ----------  ---------------  ----------

    SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES. The following table reconciles our Interest expense, net of interest capitalized, per the Consolidated Statements of Income, to cash paid for interest:

                                                                 1998       1997       1996
                                                              ----------  ---------  ---------
Interest expense, net of amount capitalized.................  $  117,270  $  79,071  $  69,968
Adjustments to reconcile to cash paid for interest
  Net change in accruals....................................     (16,917)    (5,961)    (8,664)
  Amortization of deferred finance charges..................      (4,982)    (3,021)    (3,151)
  Net amortization of discounts and premiums................          74        (12)       (21)
                                                              ----------  ---------  ---------
Cash paid for interest, net of amount capitalized...........  $   95,445  $  70,077  $  58,132
                                                              ----------  ---------  ---------
                                                              ----------  ---------  ---------

    Cash payments, net of refunds, for income taxes amounted to $51,785, $36,479 and $34,578 for 1998, 1997 and 1996, respectively (see Note 8).

11) COMMITMENTS AND CONTINGENCIES

    CONTRACTUAL COMMITMENTS. We continue to pursue additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by the Company of third party debt and development completion guarantees. Excluding guarantees and commitments for the New Orleans casino development project (see
Note 14), as of December 31, 1998, we had guaranteed third party loans and leases of $120 million, which are secured by certain assets, and had commitments of $36 million, primarily construction-related. The amount of guaranteed third party loans includes our continuing exposure under a guaranty of the remaining $11.4 million balance outstanding under the development loan for a casino facility owned by the Upper Skagit Tribe that we ceased managing in 1998. Under the terms of the termination agreement, the Tribe has agreed to fund the retirement of the loan. The guaranty

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

11) COMMITMENTS AND CONTINGENCIES (CONTINUED) contains an element of risk that, should the Tribe be unable to perform, the Company would be responsible for repayment of the loan.

    The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled payments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. As of December 31, 1998, the aggregate monthly commitment pursuant to these contracts, which extend for periods of up to 48 months from December 31, 1998, was $1.2 million.

    SEVERANCE AGREEMENTS. As of December 31, 1998, the Company has severance agreements with 45 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment of 1.5 to 3.0 times the executive's average annual compensation, as defined, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of the Company's incentive plans. The estimated amount, computed as of December 31, 1998, that would be payable under the agreements to these executives based on earnings and stock options aggregated approximately $38.8 million.

    TAX SHARING AGREEMENTS. In connection with the 1995 spin-off of certain hotel operations (the "PHC Spin-off") to Promus Hotel Corporation ("PHC"), Harrah's Entertainment entered into a Tax Sharing Agreement with PHC wherein each company is obligated for those taxes associated with their respective businesses. Additionally, Harrah's Entertainment is obligated for all taxes for periods prior to the PHC Spin-off date which are not specifically related to PHC operations and/or PHC hotel locations. Our obligations under this agreement are not expected to have a material adverse effect on our consolidated financial position or results of operations.

    SELF-INSURANCE. We are self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims.

12) LITIGATION

    Harrah's Entertainment and certain of its subsidiaries had been named as defendants in a number of lawsuits arising from the suspension of development of a land-based casino, and the closing of the temporary gaming facility, in New Orleans, Louisiana, by Harrah's Jazz Company, a partnership in which the Company owned an approximate 47% interest and which filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note 14). In October 1998, the plan of reorganization of Harrah's Jazz Company was consummated, and these lawsuits were dismissed.

    On November 25, 1997, the Missouri Supreme Court issued a ruling in Akin v. Missouri Gaming Commission that defined the state constitutional requirements for floating casino facilities in artificial basins. On November 3, 1998, the people of the State of Missouri voted to amend the State's

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

12) LITIGATION (CONTINUED)
Constitution to deem all floating casino facilities in compliance with state law, and all litigation regarding the issue which had been pending has been dismissed.

    In addition to the matters described above, we are involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, we believe that the final outcome of these matters will not have a material adverse effect upon our consolidated financial position or our results of operations.

13) EMPLOYEE BENEFIT PLANS

    We have established a number of employee benefit programs for purposes of attracting, retaining and motivating our employees. The following is a description of the basic components of these programs.

    STOCK OPTION PLAN. Our employees may be granted options to purchase shares of Harrah's Entertainment common stock under the Harrah's Entertainment Stock Option Plan ("SOP"). An SOP grant typically vests in equal installments over a four year period and allows the option holder to purchase stock over specified periods of time, generally ten years from the date of grant, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after February 2008.

    A summary of SOP activity for 1996, 1997 and 1998 is as follows:

                                                          --------------------
                                                               NUMBER OF
                                           WEIGHTED AVG.     COMMON SHARES
                                             EXERCISE     --------------------
                                               PRICE       OPTIONS   AVAILABLE
                                            (PER SHARE)   OUTSTANDING FOR GRANT
                                           -------------  ---------  ---------
Balance-December 31, 1995                    $   21.21    5,418,826  3,647,874
  Granted................................        18.71    3,706,759  (3,706,759)
  Exercised..............................         9.97     (225,510)        --
  Canceled...............................        27.59    (2,927,557) 2,927,557
                                                          ---------  ---------
Balance-December 31, 1996                        16.95    5,972,518  2,868,672
  Granted................................        18.93    2,495,903  (2,495,903)
  Exercised..............................         7.70     (196,905)        --
  Canceled...............................        19.29     (946,944)   946,944
                                                          ---------  ---------
Balance-December 31, 1997                        17.57    7,324,572  1,319,713
  Additional shares authorized...........          N/A           --  3,500,000
  Granted................................        15.94    3,891,119  (3,891,119)
  Exercised..............................        10.29     (241,409)        --
  Canceled...............................        19.71     (661,128)   661,128
                                                          ---------  ---------
  Balance-December 31, 1998..............        16.99    10,313,154 1,589,722
                                                          ---------  ---------
                                                          ---------  ---------

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

13) EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                            1998        1997        1996
                                                         ----------  ----------  ----------
Options exercisable at December 31.....................   2,257,662   1,536,964   1,079,125
Weighted average fair value per share of options
  granted during year..................................  $     7.39  $     9.98  $     9.13

    Options granted and canceled during 1996 include the activity resulting from a special program approved by the Company during that year designed to restore the intended incentive offered to employees by SOP grants. This special program enabled option holders to consent to the cancellation of certain outstanding stock options, whether vested or unvested, in exchange for a grant of new unvested stock options with an option price based on the then current market price of the Company's stock. For each three options canceled, the consenting option holder received two new stock options. The new options vest in four equal annual installments commencing January 1, 1998. In total, 2,755,291 options with an average exercise price of $27.71 per share were canceled in exchange for 1,830,951 new options with an exercise price of $16.875 per share.

    The following table summarizes additional information regarding the options outstanding at December 31, 1998:

                    OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                 -------------------------               -----------------------
                                WEIGHTED
                                 AVERAGE     WEIGHTED                 WEIGHTED
   RANGE OF                     REMAINING     AVERAGE                  AVERAGE
   EXERCISE         NUMBER      CONTRACT     EXERCISE      NUMBER     EXERCISE
    PRICES       OUTSTANDING      LIFE         PRICE     EXERCISABLE    PRICE
---------------  ------------  -----------  -----------  ----------  -----------
  $ 2.80-$14.32     4,118,017    8.3 years   $   12.96    1,027,354   $    8.98
   15.88- 21.22     5,447,059   10.0 years       18.98      837,135       18.53
   22.55- 27.45       711,896    7.1 years       24.25      357,286       23.34
   29.72- 35.59        36,182    5.7 years       32.27       35,887       32.25
                 ------------                            ----------
                   10,313,154                             2,257,662
                 ------------                            ----------
                 ------------                            ----------

    As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," we apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for the SOP and, accordingly, do not recognize compensation expense. Had compensation expense for the SOP been determined in accordance with SFAS No. 123, our Net income and Earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                             1998                   1997                  1996
                                     ---------------------  --------------------  --------------------
                                         AS                    AS                    AS
                                      REPORTED   PRO FORMA  REPORTED   PRO FORMA  REPORTED   PRO FORMA
                                     ----------  ---------  ---------  ---------  ---------  ---------
Net income.........................  $  102,024  $  93,628  $  99,388  $  89,570  $  98,897  $  93,787
Earnings per share
  Basic............................        1.02       0.93       0.99       0.89       0.96       0.91
  Diluted..........................        1.00       0.92       0.98       0.88       0.95       0.90

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

13) EMPLOYEE BENEFIT PLANS (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
Expected dividend yield.........................................        0.0%       0.0%       0.0%
Expected stock price volatility.................................       47.0%      41.0%      39.0%
Risk-free interest rate.........................................        4.3%       5.8%       6.2%
Expected average life of options (years)........................          5          7          6

    Because the provisions of SFAS No. 123 have not been applied to options granted prior to January 1, 1995, and due to the issuance in 1996 of a large option grant under the special program discussed above, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    RESTRICTED STOCK PLAN. Employees may be granted shares of common stock under the Harrah's Entertainment Restricted Stock Plan ("RSP"). Shares granted under the RSP are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The shares generally vest in equal installments over a period of four years. No awards of RSP shares may be made under the current plan after February 2008. The compensation arising from an RSP grant is based upon the market price at the grant date. Such expense is deferred and amortized to expense over the vesting period.

    The Company has issued time accelerated restricted stock ("TARSAP") awards to certain key executives which will fully vest on January 1, 2002, if the executive continues in active employment until that date. However, the vesting of some or all of these shares can be accelerated into the years 1999, 2000 and 2001 on the basis of our financial performance. The expense arising from the TARSAP awards is being amortized to expense over the periods in which the restrictions lapse.

    The number and weighted-average grant-date fair value of RSP shares granted, and the amortization expense recognized, during 1998, 1997 and 1996, including the TARSAP awards, were as follows:

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Number of shares granted.....................................    990,893    309,833    825,406
Weighted-average grant price per share.......................  $   17.26  $   19.46  $   20.52
Amortization expense (in millions)...........................        6.9        4.5        0.9

    SAVINGS AND RETIREMENT PLAN. We maintain a defined contribution savings and retirement plan, which, among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which is fully matched. Amounts contributed to the plan are invested, at the participant's direction, in a Harrah's Entertainment company stock fund, a diversified stock fund, an aggressive stock fund, a long-term bond fund, an income fund and/or a treasury fund. Participants become vested in the matching contribution over five years of credited service. Our contribution expense for this plan was $18.1 million, $14.6 million and $14.1 million in 1998, 1997 and 1996, respectively.

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

13) EMPLOYEE BENEFIT PLANS (CONTINUED)
    DEFERRED COMPENSATION PLANS. The Company maintains deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of the Company and earn interest at rates approved by the Human Resources Committee of our Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 1998 and 1997, was $49.6 million and $46.7 million, respectively. In connection with the administration of one of these plans, we have purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

    MULTI-EMPLOYER PENSION PLAN. Approximately 4,800 of our employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $4.4 million, $2.4 million and $2.1 million in 1998, 1997 and 1996, respectively, for such plans. The plans' administrators do not provide sufficient information to enable us to determine our share, if any, of unfunded vested benefits.

14) NONCONSOLIDATED AFFILIATES

    NEW ORLEANS CASINO DEVELOPMENT. In November 1995, Harrah's Jazz Company ("Jazz"), a partnership formed for purposes of developing, owning and operating the exclusive land-based casino entertainment facility (the "Casino") in New Orleans, Louisiana, and its wholly-owned subsidiary, Harrah's Jazz Finance Corp., filed petitions for relief under Chapter 11 of the Bankruptcy Code. During October 1998, the plan of reorganization (the "Plan") of Jazz was consummated.

    Pursuant to the Plan, a newly formed limited liability company, Jazz Casino Company, L.L.C. ("JCC") is responsible for constructing and opening the Casino. JCC leases the site for the Casino from the City of New Orleans and will operate the Casino pursuant to a casino operating contract with the State of Louisiana gaming board.

    In exchange for an equity investment in JCC's parent of $75 million (including $60 million in debtor-in-possession loans to Jazz which were converted to equity at Plan consummation), a subsidiary of our Company acquired, at the time of Plan consummation, approximately 44% of the equity in JCC's parent. Our ownership interest has been reduced to approximately 43% due to the exercise by an unrelated party of an option to acquire a portion of our interest, and our ownership interest may be reduced in the future to approximately 40% in the event other unrelated parties exercise additional options to acquire portions of our interest. We also own a warrant which entitles us to acquire additional shares in JCC's parent sufficient to increase our ownership interest in JCC's parent to 50% for a predetermined price.

    We will manage the Casino pursuant to a management agreement under which a subsidiary of our Company (the "Manager") will receive a base management fee of 3% of Casino revenues and 7% of Casino EBITDA, as defined, in excess of $75 million. We are obligated to defer receipt of management fees under certain circumstances. We have also entered into settlements with former partners of Jazz whereby such partners (or their creditors) are entitled to future payments from us which are conditioned on the receipt of management fees by the Manager.

    We (i) guarantee JCC's initial $100 million annual payment under the casino operating contract to the State of Louisiana gaming board (the "State Guarantee"); (ii) guarantee $166.5 million of a $236.5 million JCC bank credit facility; (iii) guarantee to the State of Louisiana gaming board, City of New Orleans, banks under the JCC bank credit facility and JCC bondholders, completion and opening

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

14) NONCONSOLIDATED AFFILIATES (CONTINUED) of the Casino on or before October 30, 1999 (subject to force majeure); and,
(iv) are obligated to make a $22.5 million subordinated loan to JCC to finance construction of the Casino.

    With respect to the State Guarantee, we are obligated to guarantee JCC's first $100 million annual payment obligation commencing upon the earlier of opening of the Casino or October 30, 1999 (subject to force majeure), and, if certain cash flow tests and other conditions are satisfied each year, to renew the guarantee beginning April 1, 2000, for each 12 month period ending March 31 up to the 12 month period ending March 31, 2004. Our obligations under the guarantee for the first year of operations or any succeeding 12 month period is limited to a guarantee of the $100 million payment obligation of JCC for the 12 month period in which the guarantee is in effect and is secured by a first priority lien on JCC's assets. JCC's payment obligation (and therefore the amount we have guaranteed) is $100 million at the commencement of each 12 month period under the casino operating contract and declines on a daily basis by 1/365 of $100 million to the extent payments are made each day by JCC to Louisiana's gaming board.

    For providing the State Guarantee, we will receive fees from JCC of $6 million for the first and second years of operations (or the prorated amounts thereof) and $5 million for each renewal year thereafter. We will also receive fees for guaranteeing the JCC bank credit facility of approximately 2.75% of up to $156.5 million of guaranteed debt, payable for periods during which such debt is outstanding. Our credit support fees may be reduced in the event our borrowing costs under our Facility increase after Plan consummation. We are obligated to defer receipt of State Guarantee fees and a portion of the credit support fees under certain circumstances.

    DISPOSITIONS OF EQUITY INTERESTS. During 1997, we sold our remaining 12.5% ownership interest in Sky City Limited ("Sky City"), a New Zealand publicly-traded company which owns a casino entertainment facility in Auckland, New Zealand, and recorded a pretax gain of $37.4 million. We continued to manage the Sky City facility for a fee under a management contract until June 1998, at which time Sky City terminated the management contract for a fee based upon an agreed upon formula in the management contract. As a result of these transactions, we no longer have any involvement with the Sky City facility.

    During 1998, we sold our remaining equity interest in a restaurant affiliate and recognized a gain on the sale of $13.1 million.

    ACQUISITIONS OF EQUITY INTERESTS. As discussed in Note 2, in connection with our acquisition of Showboat we acquired an equity interest in and the management contract for Star City casino in Sydney, Australia. We also acquired a 55% noncontrolling ownership interest in the partnership which owns and operates a riverboat casino in East Chicago, Indiana. We have reached an agreement with the partners to acquire a controlling ownership interest in the East Chicago entity. As a result, we will consolidate the operations of this entity into our Company in 1999.

    During 1998, we acquired an ownership interest in a new airline based in Las Vegas, Nevada. In addition to obtaining a 19.9% voting interest, we also entered into a marketing agreement to support joint promotions involving the airline and our Harrah's Las Vegas property. Rio is also an equity investee in the airline and has a similar marketing arrangement with the airline for joint promotions involving the Rio property. After completion of the Rio merger, our voting interest in the airline increased to 25%.

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

14) NONCONSOLIDATED AFFILIATES (CONTINUED)
    COMBINED FINANCIAL INFORMATION. Summarized balance sheet and income statement information of nonconsolidated affiliates, which we accounted for using the equity method, as of December 31, 1998 and 1997, and for the three fiscal years ended December 31, 1998, is included in the following tables.

                                                              1998         1997        1996
                                                          ------------  ----------  ----------
Combined Summarized Balance Sheet Information
  Current assets........................................  $    111,218  $   18,937
  Land, buildings and equipment, net....................     1,094,195     379,147
  Other assets..........................................       355,505     179,976
                                                          ------------  ----------
    Total assets........................................     1,560,918     578,060
                                                          ------------  ----------
  Current liabilities...................................        96,095     108,406
  Long-term debt........................................       808,334     467,970
                                                          ------------  ----------
    Total liabilities...................................       904,429     576,376
                                                          ------------  ----------
      Net assets........................................  $    656,489  $    1,684
                                                          ------------  ----------
                                                          ------------  ----------
Combined Summarized Statements of Operations
  Revenues..............................................  $    299,292  $   23,464  $   30,930
                                                          ------------  ----------  ----------
                                                          ------------  ----------  ----------
  Operating income (loss)...............................  $     (2,774) $  (44,115) $  (18,194)
                                                          ------------  ----------  ----------
                                                          ------------  ----------  ----------
  Net loss..............................................  $    (33,245) $  (39,290) $  (22,080)
                                                          ------------  ----------  ----------
                                                          ------------  ----------  ----------

    Our Investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

                                                                           1998        1997
                                                                        ----------  ----------
Investments in and advances to nonconsolidated affiliates
  Accounted for under the equity method...............................  $  231,366  $  132,049
  Accounted for at historical cost....................................      15,087          --
  Available for sale and recorded at market value.....................      27,055      20,352
                                                                        ----------  ----------
                                                                        $  273,508  $  152,401
                                                                        ----------  ----------
                                                                        ----------  ----------

    In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we adjust the carrying value of our available for sale equity investments to include unrealized gains or losses. A corresponding adjustment is recorded in the combination of our Stockholders' equity and Deferred income tax accounts.

                (DOLLARS IN THOUSANDS, UNLESS OTHERWISE STATED)

15) SUMMARIZED FINANCIAL INFORMATION

    HOC is a wholly-owned subsidiary and the principal asset of Harrah's Entertainment. Summarized financial information of HOC as of December 31, 1998 and 1997, and for the three fiscal years ended December 31, 1998, prepared on the same basis as Harrah's Entertainment, was as follows:

                                                          1998          1997          1996
                                                      ------------  ------------  ------------
Current assets......................................  $    271,247  $    206,009
Land, buildings, riverboats and equipment, net......     1,870,157     1,478,054
Other assets........................................     1,136,750       315,060
                                                      ------------  ------------
                                                         3,278,154     1,999,123
                                                      ------------  ------------
Current liabilities.................................       209,651       196,394
Long-term debt                                           1,999,354       924,397
Other liabilities...................................       187,247       123,838
Minority interests..................................        14,906        14,118
                                                      ------------  ------------
                                                         2,411,158     1,258,747
                                                      ------------  ------------
    Net assets......................................  $    866,996  $    740,376
                                                      ------------  ------------
                                                      ------------  ------------
Revenues............................................  $  2,003,861  $  1,618,998  $  1,588,013
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Income from operations..............................  $    286,703  $    213,942  $    236,921
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Income before extraordinary losses..................  $    120,632  $    105,343  $     96,727
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Net income..........................................  $    100,939  $     97,209  $     96,727
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    The agreements governing the terms of our bank debt contain certain covenants which, among other things, place limitations on HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's Entertainment. The amount of HOC's restricted net assets, as defined, computed in accordance with these covenants regarding restricted payments was approximately $856.1 million at December 31, 1998.

                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

    Harrah's Entertainment is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, Harrah's Entertainment is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

    Harrah's Entertainment maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

    The Board of Directors pursues its responsibility for Harrah's Entertainment's financial statements through its Audit Committee, which is composed solely of directors who are not Harrah's Entertainment officers or employees. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Harrah's Entertainment internal auditors report directly to the Audit Committee pursuant to gaming regulations. The independent public accountants have direct access to the Audit Committee, with and without the presence of management representatives.

/S/ PHILIP G. SATRE

Philip G. Satre
Chairman of the Board
and Chief Executive Officer

/S/ JUDY T. WORMSER

Judy T. Wormser
Vice President, Controller
and Chief Accounting Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

    We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries ("Harrah's Entertainment") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of Harrah's Entertainment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's Entertainment as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

/S/ ARTHUR ANDERSEN LLP

Memphis, Tennessee,
February 9, 1999.

                        QUARTERLY RESULTS OF OPERATIONS

                                  (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                       FIRST       SECOND      THIRD       FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER        YEAR
                                                     ----------  ----------  ----------  ----------  ------------
1998(1)
  Revenues.........................................  $  414,447  $  478,634  $  586,242  $  524,692  $  2,004,015
  Income from operations...........................      58,066      71,855     109,202      48,723       287,846
  Net income.......................................      23,236      20,406      44,202      14,180       102,024
  Earnings per share(3)
    Basic..........................................        0.23        0.20        0.44        0.14          1.02
    Diluted........................................        0.23        0.20        0.44        0.14          1.00
1997(2)
  Revenues.........................................  $  374,099  $  408,893  $  438,248  $  397,970  $  1,619,210
  Income from operations...........................      45,291      61,199      67,749      39,293       213,532
  Net income.......................................      17,111      17,239      52,889      12,149        99,388
  Earnings per share (3)
    Basic..........................................        0.17        0.17        0.53        0.12          0.99
    Diluted........................................        0.17        0.17        0.52        0.12          0.98

(1) 1998 includes $13.2 million in pretax income from the second quarter 1998 sale of our interest in a restaurant subsidiary. 1998 also includes the operating results for Showboat, Inc., for periods after its June 1, 1998, acquisition.

(2) 1997 includes $37.4 million in pretax income from the third quarter 1997 sale of our equity interest in our New Zealand subsidiary (see Note 14), net of $13.8 million in pretax charges for write-downs and reserves, including $12.3 million recorded in third quarter (see Note 7).

(3) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.

                                       2