Form 10-K, Exhibit 13
period 1999-12-31
HARRAHS ENTERTAINMENT INC
filed 2000-03-13
CIK 858339

                                                                      Exhibit 13

FINANCIAL AND STATISTICAL HIGHLIGHTS
(in millions, except common stock data and financial percentages and ratios) (See Notes 1 and 2 to the Consolidated Financial Statements)

                                                                                                                 Compound
                                                                                                                  Growth
                                                       1999(a)     1998(b)     1997(c)     1996(d)     1995(e)     Rate
                                                      ---------   ---------   ---------   ---------   ---------  ---------
OPERATING DATA
Revenues                                              $ 3,024.4   $ 2,004.0   $ 1,619.2   $ 1,586.0   $ 1,578.8    17.7%
Income from operations                                    481.0       287.8       213.5       236.9       209.4    23.1%
Income before income taxes and minority interest          359.6       203.3       183.6       172.1       151.6    24.1%
Income from continuing operations                         219.5       121.7       107.5        98.9        78.8    29.2%
Net income(f)                                             208.5       102.0        99.4        98.9        78.8    27.5%

COMMON STOCK DATA
Earnings per share-diluted
Continuing operations                                      1.71        1.19        1.06        0.95        0.76    22.4%
Net income(f)                                              1.62        1.00        0.98        0.95        0.76    20.7%

FINANCIAL POSITION
Total assets                                            4,766.8     3,286.3     2,005.5     1,974.1     1,636.7    30.6%
Long-term debt                                          2,540.3     1,999.4       924.4       889.5       753.7    35.5%
Stockholders' equity                                    1,486.3       851.4       735.5       719.7       585.5    26.2%

(a) 1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries (see Note 7) and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. 1999 also includes the financial results of Rio Hotel & Casino, Inc., from its January 1, 1999, date of acquisition.

(b) 1998 includes $7.5 million in pretax charges for write-downs and reserves (see Note 7) and a $13.2 million gain on the sale of our equity interest in a nonconsolidated restaurant subsidiary. 1998 also includes the financial results of Showboat, Inc., from its June 1, 1998, date of acquisition.

(c) 1997 includes $13.8 million in pretax charges for write-downs and reserves (see Note 7) and a $37.4 million gain on the sale of our equity interest in a New Zealand subsidiary.

(d) 1996 includes $52.2 million in pretax charges for write-downs and reserves, primarily related to write-downs of impaired long-lived assets and reserves for contingent liability exposure.

(e) 1995 includes $93.3 million in pretax charges for write-downs, primarily related to our New Orleans casino development project.

(f) Amounts for the period prior to the June 30, 1995, dividend of Promus Hotel Corporation common stock to our stockholders reflect the impact of the financial position and results of operations for the discontinued hotel business in that period.

CASH FLOWS
Provided by operating activities                          514.4       300.4       255.1       285.7       213.7    24.6%
EBITDA(g)                                                 756.2       468.0       374.7       335.3       305.1    25.5%
Adjusted EBITDA(g)                                        718.3       467.5       377.6       408.0       387.1    16.7%
Capital expenditures                                      430.1       245.2       290.5       390.0       231.8    16.7%

FINANCIAL PERCENTAGES AND RATIOS
Return on revenues-continuing                               7.3%        6.1%        6.6%        6.2%        5.0%

Return on average invested capital(h)                       8.1%        8.0%        8.6%        8.8%        9.8%
Return on average equity(h)                                15.5%       15.3%       14.9%       14.5%       12.7%
Ratio of earnings to fixed charges                          2.7         2.4         2.8         2.8         1.3

(g) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA before write-downs, reserves and recoveries, project opening costs, venture restructuring costs, gains on sales of subsidiary equity interests and nonoperating assets and costs related to a successful ballot initiative in Missouri. See Exhibit 12 to our 1999 Form 10-K for the computations of EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are supplemental financial measures used by management, as well as industry analysts, to evaluate our operations. However, EBITDA and Adjusted EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash Flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, EBITDA may not be comparable to similarly titled measures presented by other companies.

(h) Ratio computed based on Income from continuing operations. See Exhibit 12 to our 1999 Form 10-K computations of these ratios.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

--------------------------------------------------------------------------------

Harrah's Entertainment, Inc. is the leading consumer marketing company in the gaming industry. Operating casinos in more markets than any other casino company, we seek to differentiate ourselves through a unique strategy aimed at building loyalty to our brands from our guests. To accomplish this objective, we have focused on continued investment and emphasis on marketing, technology and database management, industry-leading customer reward and incentive programs, a commitment to service and a broadened national appeal. We are building our Harrah's, Rio and Showboat brands with a focus on those customers who are avid, experienced players, especially those who play in more than one market, and, as we will review with you in this discussion, our 1999 results reflect the success of our strategy.

In this discussion, the words "Harrah's Entertainment," "Company," "we," "our," and "us" refer to Harrah's Entertainment, Inc., together with its subsidiaries where appropriate.

OPERATING RESULTS AND DEVELOPMENT PLANS

Overall
-------

                                                                                         Percentage
                                                                                     Increase/(Decrease)
(In millions, except                                                                ---------------------
earnings per share)                      1999          1998           1997          99 vs 98     98 vs 97
-------------------------------------- --------      --------       --------        --------     --------
Revenues ............................. $3,024.4      $2,004.0       $1,619.2         50.9%       23.8%
Operating profit .....................    594.8         354.2          260.5         67.9%       36.0%
Income from operations ...............    481.0         287.8          213.5         67.1%       34.8%
Income before extraordinary items ....    219.5         121.7          107.5         80.4%       13.2%
Net income ...........................    208.5         102.0           99.4        104.4%        2.6%
Earnings per share-diluted
  Before extraordinary items .........     1.71          1.19           1.06         43.7%       12.3%
  Net income .........................     1.62          1.00           0.98         62.0%        2.0%
Operating margin .....................     15.9%         14.4%          13.2%         1.5pts      1.2pts

As reflected in the table above, we experienced significant growth in our financial results in 1999 as compared to 1998, setting new records for almost every measurement of financial performance, including revenues, income from operations and diluted earnings per share. This continues the trends we reported for 1998 as compared to 1997. Significant contributors to our growth over the three years presented above were the strategic acquisitions of Rio Hotel & Casino, Inc. ("Rio") and Showboat, Inc. ("Showboat"). However, even without the impact of these acquisitions, we would have achieved record results in 1999. The following table reflects the combined operating results for the 11 company-owned casinos open throughout the three-year period and Harrah's St. Louis, which opened in March 1997.

                                                                                     Percentage
                                                                                 Increase/(Decrease)
                                                                                ----------------------
(In millions)                            1999          1998           1997      99 vs 98     98 vs 97
-------------------------------------- --------      --------       --------    --------     ---------
Casino revenues ...................... $1,626.5      $1,458.9       $1,328.0    11.5%        9.9%
Total revenues .......................  1,896.4       1,720.5        1,571.3    10.2%        9.5%
Operating profit .....................    384.1         306.7          287.2    25.2%        6.8%
Operating margin .....................     20.3%         17.8%          18.3%    2.5pts     (0.5)pts

Strategic Acquisitions
----------------------

An important facet of our growth has been the pursuit of strategic acquisitions to further enhance our distribution, strengthen our access to target customers and leverage our technological and centralized services infrastructure. The following provides a brief review of our acquisition activities.

SHOWBOAT, INC. We acquired Showboat on June 1, 1998, for approximately $520.0 million in cash and assumption of $635.0 million of Showboat's outstanding debt. Our acquisition of Showboat gives us a stronger presence in the two key growth and feeder markets of Atlantic City and Chicago. In Atlantic City, Showboat provides us with a very strong additional brand in a strategic Boardwalk location that complements our Harrah's location in the Marina district. In the Chicago market, the combination of Showboat's riverboat casino complex southeast of Chicago in neighboring Indiana, which has been re-branded as a "Harrah's" property, and Harrah's in Joliet, Illinois, southwest of Chicago, makes it possible for us to seek the loyalty of a broader share of visitors from the Chicago area. Our acquisition of Showboat was accounted for as a purchase.

RIO HOTEL & CASINO, INC. We completed our merger with Rio on January 1, 1999, issuing approximately 25 million shares of our common stock to acquire all of Rio's outstanding shares in a one-for-one transaction and assuming Rio's outstanding debt. The addition of the Rio to the family of Harrah's Entertainment properties provides our customers who frequent Las Vegas a choice between two distinct, high-quality experiences, a high quality Las Vegas strip destination and a high quality resort experience. In addition to the Rio property, our acquisition also

Management's Discussion and Analysis of
Financial Condition and Results of Operations, continued

--------------------------------------------------------------------------------

included Rio Secco, an 18-hole, championship golf course, and approximately 35 acres adjacent to the Rio, which is available for further development. We accounted for our merger with Rio as a purchase.

PLAYERS INTERNATIONAL, INC. In August 1999, we announced the signing of a definitive agreement to acquire Players International, Inc. ("Players"). Players operates a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a horse racetrack in Paducah, Kentucky. Players and Harrah's jointly operate a landside hotel and entertainment facility at the Maryland Heights property, a suburb of St. Louis. Players' shareholders will receive $8.50 in cash for each share outstanding and we will assume approximately $150 million of Players' debt. The acquisition will be funded through our Bank Facility (see Debt and Liquidity section) and will be accounted for as a purchase. The purchase price will be allocated to the underlying assets and liabilities based upon their estimated fair values at the date of the acquisition. Completion of the transaction is subject to various conditions, including regulatory approvals.

      Prior to entering into the agreement with us, Players terminated a previously announced merger agreement with another gaming company. As a result of the termination of that agreement, Players paid a $13.5 million break-up fee pursuant to that agreement's terms. We provided the funds necessary to make this payment. The funds advanced are a component of the total purchase price we will pay for Players and, at December 31, 1999, were included in Deferred costs, trademarks and other assets in the Consolidated Balance Sheets. During fourth quarter 1999, we acquired approximately 1.0 million shares of Players common stock in a negotiated transaction at a cost of $8.37 per share.

Western Region
--------------

                                                                                     Percentage
                                                                                 Increase/(Decrease)
                                                                               ----------------------
(In millions)                            1999          1998           1997     99 vs 98      98 vs 97
------------------------------------- ---------       ------         ------    --------     ---------
Casino revenues .....................  $  730.1       $457.6         $408.3     59.5%        12.1%
Total revenues ......................   1,147.9        642.6          576.0     78.6%        11.6%
Operating profit ....................     182.4         94.3           88.3     93.4%         6.8%
Operating margin ....................      15.9%        14.7%          15.3%     1.2pts      (0.6)pts

SOUTHERN NEVADA. The acquisition of Rio in 1999 contributed $463.7 million in revenues in the Western region. However, even without the addition of Rio, Southern Nevada posted record revenues for 1999, an increase of 6.8% over 1998 revenues. Harrah's Las Vegas set record revenues for the second consecutive year, and Harrah's Laughlin exceeded their previous revenue record by 4.5%. Operating profit for Southern Nevada, excluding the impact of Rio, increased 30.5% over 1998.

      Revenue and operating profit increases in Southern Nevada for 1998 versus 1997 were due to improved results reported by Harrah's Las Vegas. That property's 1997 results were impacted by construction disruptions associated with a $200 million expansion and renovation project completed in fourth quarter 1997.

      Rio is expected to complete construction of a showroom complex during second quarter 2000. The showroom will include a 1,500 seat, state-of-the-art theater with balcony; a three-level lobby with hospitality center; and a theater promenade with approximately 10,000 square feet of retail space. The showroom complex is located adjacent to the Pavilion, Rio's new 110,000 square foot entertainment/convention complex which opened in March 1999. The showroom complex is expected to cost approximately $35 million, of which $24.6 million had been spent through December 31, 1999.

      At the time of the Showboat acquisition, the Showboat Las Vegas property was determined to be a nonstrategic asset for us and is reported as an asset-held-for-sale in our financial statements. The sale of this property is expected to be completed in March 2000, and no gain or loss is expected to result from the sale.

NORTHERN NEVADA. For 1999, Northern Nevada revenues increased 6.1% over 1998, and operating profit was 14.6% higher than the prior year. This comparison continues the trend reflected in the 1998 versus 1997 comparison in which revenues increased 3.0% and operating profit increased 4.5%.

Central Region
--------------

                                                                                     Percentage
                                                                                 Increase/(Decrease)
                                                                                ---------------------
(In millions)                            1999           1998           1997     99 vs 98     98 vs 97
-------------------------------------  --------        ------         ------    --------     --------
Casino revenues .....................  $  970.9        $661.9         $614.8      46.7%       7.7 %
Total revenues ......................   1,020.1         702.7          656.2      45.2%       7.1 %
Operating profit ....................     201.8         121.0          124.2      66.8%      (2.6)%
Operating margin ....................      19.8%         17.2%          18.9%      2.6pts    (1.7)pts

The revenue and operating profit increases reported by the Central Region for 1999 versus 1998 are primarily due to the consolidation in 1999 of the East Chicago property, the conversion of Harrah's Joliet from a cruising to a dockside operation and continued improvements at our St. Louis property. Excluding the impact of the consolidation of the East Chicago property, Central Region revenues increased 14.7% over 1998 and operating profit increased 36.7% for the same period. These improvements follow a decline in overall operating profits and margins from 1997 to 1998 due to new and increased competition in all riverboat markets, higher gaming taxes paid by Harrah's Joliet, and costs related to a successful ballot initiative in Missouri.

CHICAGOLAND. In the Chicagoland market, our operating results benefited from both the consolidation and re-branding in first quarter 1999 of the East Chicago property and rule changes governing the operations of Harrah's Joliet. After our acquisition of Showboat, we owned a 55% noncontrolling interest in the partnership that owned the East Chicago Showboat property. During 1998, our share of income from the East Chicago casino was included in Equity in losses of nonconsolidated affiliates in the Consolidated Statements of Income. In first quarter 1999, we consummated an agreement with our partners owning the other 45% interest in the East Chicago Showboat property to increase our ownership interest to 99.55%, and partnership agreements were amended to give us greater flexibility in operating this property. Consequently, we began consolidating this partnership with the financial results of our other businesses in first quarter 1999.

      Revenues increased 32.9% at Harrah's Joliet in Illinois in 1999 compared to the prior year, and operating profit increased 61.0%. In late June 1999, cruise scheduling and ticketing were eliminated at Harrah's Joliet, and business levels have increased significantly since going "dockside". Operating profit at the Joliet property declined in 1998 from 1997 levels due primarily to the impact of higher Illinois gaming taxes. During fourth quarter 1999, we completed construction of a 204-suite hotel at Harrah's Joliet. This follows the completion in first quarter 1998 of a climate-controlled walkway, joining Harrah's Joliet's self-parking garage to its pavilion, and a new VIP lounge. We are now considering further modifications to the property to take advantage of the dockside operating environment.

LOUISIANA. Harrah's Shreveport's 1999 revenues declined 3.8% and operating profit declined 11.0% compared to 1998 due to substantial new additional hotel and entertainment amenities added by our competitors in 1998. This performance follows a 3.0% decline in revenues in 1998 compared to 1997 and a 10.6% decline in operating profit for the same period.

      Construction began in second quarter 1999 at Harrah's Shreveport on a 514-room hotel with almost 18,000 sq. ft. of convention center space. The new hotel and amenity expansion is expected to cost $146.6 million, of which $28.7 million has been spent through December 31, 1999. The expansion is scheduled to open in fourth quarter 2000.

MISSISSIPPI. Combined revenues from our Mississippi operations increased 6.1% in 1999 from 1998 levels. 1998 revenues were down 6.6% from 1997 levels, due to the closing of our original Tunica property in second quarter 1997. Our Mississippi properties' combined operating profit in 1999 was $5.2 million, compared to a combined loss for 1998 due to disrupted operations at Harrah's Tunica for much of the year in connection with our testing of service initiatives at that property.

      In March 1999, we consummated the sale of our original Tunica property to another casino company. Our gain from this disposition is reported in Writedowns, reserves and recoveries in the Consolidated Statements of Income.

MISSOURI. Revenues at Harrah's North Kansas City increased 8.8% in 1999 over the prior year and operating profit increased 9.3% for the same period. 1998 revenues were up 3.1% from 1997 and operating profit was up 10.7% for the same period.

      Harrah's St. Louis Riverport reported record revenues and operating income for 1999, up 31.5% and 86.6%, respectively, over 1998 levels. 1998 operating income was $15.8 million compared to a loss of approximately $1.4 million for 1997. Revenues were $44.1 million higher in 1998 than they were for the approximate ten-month period in which the property was open in 1997. Our pro rata share of the operating losses of the shoreside facilities was $10.4 million for 1999, $10.8 million for 1998 and $11.5 million for 1997. These operating losses are included in Equity in losses of nonconsolidated subsidiaries in the Consolidated Statements of Income (see Other Factors Affecting Net Income). The shoreside facilities are a joint venture with Players. Upon completion of our acquisition of Players, we will own 100% of the joint venture operations.

      During 1998, we incurred $5.0 million of nonrecurring costs in connection with a successful campaign for a referendum in Missouri seeking approval of games of chance on riverboats in artificial basins. In November 1998, the people of Missouri voted to amend that State's Constitution to deem all floating casino facilities in compliance with state law.

      In third quarter 1998, we acquired the assets of a riverboat casino in Kansas City formerly operated by a third party, including a 28,000 square foot casino riverboat, shoreside facilities, parking garage, certain land, all gaming equipment and computerized customer databases. Our plans for the acquired riverboat, land and shoreside facilities have not been finalized.

Management's Discussion and Analysis of
Financial Condition and Results of Operations, continued

--------------------------------------------------------------------------------

Eastern Region
--------------

                                                                                     Percentage
                                                                                 Increase/(Decrease)
                                                                                ---------------------
(In millions)                             1999          1998           1997     99 vs 98     98 vs 97
---------------------------------------- ------        ------         ------    --------     --------
Casino revenues ........................ $723.3        $540.8         $314.9    33.7%        71.7%
Total revenues .........................  775.6         590.8          349.5    31.3%        69.0%
Operating profit .......................  173.8         129.2           73.3    34.5%        76.3%
Operating margin .......................   22.4%         21.9%          21.0%    0.5pts       0.9pts

Our Eastern Region is comprised of the operating results of Harrah's Atlantic City and the Atlantic City Showboat property. Harrah's Atlantic City achieved record revenues for the third consecutive year in 1999, and operating profit increased 18.9% in 1999 compared to 1998. The Eastern Region's 1999 results include a full year of operations from the Atlantic City Showboat, while 1998 results include only seven months.

      We continue to monitor the progress of the development of new casino projects in Atlantic City by other casino companies as we consider possible expansions of our properties to maintain our competitive position. No decisions concerning any such expansions have been made.

Managed Casinos and Other
-------------------------

                                                                                     Percentage
                                                                                 Increase/(Decrease)
                                                                                ----------------------
(In millions)                             1999          1998           1997      99 vs 98     98 vs 97
----------------------------------------  -----         -----         -----     ---------     --------
Revenues ...............................  $77.9         $65.6         $33.2     18.8%        97.6%
Operating profit .......................   43.3          25.3           2.9     71.1%         N/M

N/M = Not meaningful

Our Managed Casinos and Other results for 1999 were led by increased management fees from the tribal-owned casinos we manage. The increase in our operating results for 1998 versus 1997 was primarily due to the addition of management fees from the casinos managed for the Eastern Band of Cherokee, which opened in November 1997, and the Prairie Band of Potawatomi, which opened in January 1998.

      Although not a significant contributor to our 1999 Managed Casinos and Other results, we also manage for a fee the Harrah's New Orleans casino, which opened during fourth quarter 1999. (See Other Factors Affecting Net Income.)

      Upon completion of the Showboat acquisition on June 1, 1998, we assumed management of the Star City casino in Sydney, Australia. We ceased management of that facility in January 2000 upon the completion of the buy-out of our management contract by another company. Their acquisition of the management contract followed their buy-out of our equity ownership in the casino in fourth quarter 1999. (See Other Factors Affecting Net Income.)

      In January 2000, we announced the signing of a letter of intent with the Rincon San Luiseno Band of Mission Indians ("Rincon") to develop and operate a $110 million casino and hotel project on Rincon tribal land in Southern California. The Rincon tribal land is located near Valley Center, a 30 minute drive north of San Diego, California, and has convenient access to metropolitan San Diego, La Jolla, Del Mar, Escondido and Orange County, California. The project is subject to various approvals, including the National Indian Gaming Commission ("NIGC").

      In fourth quarter 1999, we announced an agreement with the Eastern Band of Cherokee Indians for a two-year extension of the management contract for Harrah's Cherokee Smoky Mountains Casino. Our agreement will now expire in November 2004.

      In third quarter 1999, we signed a contract with the Ak-Chin Indian Community to continue management of its casino for another five years. The five-year agreement contemplates an extension of the Tribe's compact with the State of Arizona, which currently expires in 2003, and is subject to final approval by the NIGC, which, in the interim, has approved a temporary extension (on new financial terms) of the original agreement. In addition, the Tribe announced a planned expansion of the casino to include a new 150-room hotel, an additional restaurant, meeting and banquet room facilities, a resort pool and a landscaped courtyard.

      See Debt and Liquidity section for further discussion of our guarantees of debt related to Indian projects.

      In fourth quarter 1998, Interactive Entertainment Limited ("IEL") announced plans to discontinue all operations of its Sky Games business and to write off assets related to that business. In conjunction with that announcement, we wrote off our remaining investment in IEL of $0.8 million. During 1997, we recognized $2.3 million of non-cash nonrecurring income from IEL in consid-eration for the termination of our management contract with that entity. The termination of the management contract occurred in conjunction with IEL's reorganization and transformation into a publicly-traded company.

      In November 1998, we ceased management of the casino owned by the Upper Skagit Tribe, located on Indian lands near Seattle, Washington. We had guaranteed the Skagit Tribe's development financing, and during second quarter 1999 we performed under our guarantee and purchased the Tribe's outstanding development debt from the lender for $11.4 million. Under the terms of our agreement with the Tribe, they have agreed to fund the retirement of this debt. The Tribe is attempting to secure new financing. However, there is no assurance that their efforts will be successful and that the receivable will be collected.

      On June 30, 1998, we ceased management of the Sky City casino complex in Auckland, New Zealand. Our management contract was bought out by the owner, Sky City Limited, and a $10.3 million termination fee was received. During third quarter 1997, we sold our remaining 12.5% equity interest in Sky City Limited (see Other Factors Affecting Net Income).

      Also included in Managed Casinos and Other are our brand marketing costs. In 1998, we launched the first national brand advertising campaign by a casino company. A portion of the 1998 cost of the brand advertising campaign was funded by the displacement of advertising and marketing dollars spent in the past by the individual properties. The cost for the campaign in excess of the amounts contributed to this effort by the properties totaled approximately $9.3 million in 1998. In 1999, the cost of the brand advertising campaign was fully funded by contributions from the properties.

Other Factors Affecting Net Income
----------------------------------

                                                                                     Percentage
                                                                                 Increase/(Decrease)
(Income)/Expense                                                               ----------------------
(In millions)                             1999       1998         1997         99 vs 98    98 vs 97
--------------------------------------   ------     ------       ------        --------    ----------
Development costs ....................    $ 6.5     $  9.0       $ 10.5        (27.8)%     (14.3)%
Write-downs, reserves
   and recoveries ....................      2.2        7.5         13.8        (70.7)%     (45.7)%
Project opening costs ................      2.3        8.1         17.6        (71.6)%     (54.0)%
Corporate expense ....................     42.7       37.9         27.2         12.7 %      39.3 %
Headquarters relocation
   and reorganization costs ..........     10.3       --           --            N/M         N/M
Equity in losses of
   nonconsolidated affiliates ........     43.5       15.0         11.1          N/M        35.1 %
Venture restructuring costs ..........     (0.3)       6.0          6.9          N/M       (13.0)%
Amortization of goodwill
   and trademarks ....................     17.6        7.5          1.8          N/M         N/M
Interest expense, net ................    193.4      117.3         79.1         64.9 %      48.3 %
Gains on sales of equity interests
   in nonconsolidated affiliates .....    (59.8)     (13.2)       (37.4)         N/M         N/M
Other income .........................    (12.1)     (19.6)       (11.8)       (38.3)%      66.1 %
Effective tax rate ...................     35.9%      36.7%        37.4%        (0.8)pts    (0.7)pts
Minority interests ...................    $11.2     $  7.0       $  7.4         60.0 %      (5.4)%
Extraordinary losses,
   net of income taxes ...............     11.0       19.7          8.1          N/M         N/M

N/M = Not meaningful

Development costs have decreased over the years presented due to the decrease in new casino development opportunities. Write-downs, reserves and recoveries for 1999 included a further write-down to estimated realizable value of an idle riverboat, write-offs of obsolete assets, Year 2000 costs and recoveries of costs previously written-off. In 1998, Write-downs and reserves included write-offs of obsolete assets, the write-down to estimated realizable value of an idle riverboat, a reserve for termination of a development agreement with an Indian tribe and certain Year 2000 costs. Write-downs and reserves for 1997 were primarily related to a $13 million reserve against debtor-in-possession financing provided to the original New Orleans casino project.

Management's Discussion and Analysis of
Financial Condition and Results of Operations, continued

--------------------------------------------------------------------------------

      Project opening costs for 1999 included a fee paid in connection with the renewal of a management contract and costs related to expansions at various properties. In 1998, Project opening costs were incurred in connection with an initiative to develop and implement strategies and employee training programs designed to better focus our employees on serving our targeted customers. Project opening costs for 1997 included costs incurred in connection with the first quarter 1997 opening of Harrah's St. Louis Riverport casino property, costs related to expansions at Harrah's Las Vegas and Harrah's Tunica and costs incurred in connection with the customer service initiative.

      Corporate expense increased 12.7% in 1999 over 1998 but represented only 1.4% of revenues in 1999, down from 1.9% in 1998 and 1.7% in 1997.

      During 1999, we relocated our corporate headquarters and moved our senior corporate executives and their support staffs to Las Vegas, Nevada. The Company's national services headquarters remains in Memphis, Tennessee. $10.3 million of costs related to the relocation of the Company's headquarters were expensed in 1999. The final phase of the relocation will be completed in 2000, and the expense of that activity will be reported as relocation costs as incurred.

      Equity in losses of nonconsolidated affiliates for 1999 increased over the previous two years primarily as a result of losses from our investments in two companies which commenced operations in 1999, Jazz Casino Company, L.L.C. ("JCC") and National Airlines, Inc. ("NAI"). We have an approximate 43% ownership interest in the parent of JCC, the company that owns and operates the exclusive land-based casino in New Orleans, Louisiana (the "Casino"), which opened in fourth quarter 1999. Our share of 1999 losses from JCC was $23.2 million, including $14.9 million of project opening costs. Our share of NAI's 1999 losses was $8.8 million, including $2.7 million of their project opening costs. With the acquisition of Rio, our ownership interest in NAI, an airline company in Las Vegas which opened for business in May 1999, increased from 23.9% to 47.8%. During 1999, we accounted for Rio's investment in the airline as an asset-held-for-sale. Although the Rio ownership interest is still for sale, our equity pick-up percentage will increase in 2000 to reflect our full ownership interest. Losses from the joint venture portion of the St. Louis development were 4.2% less than our share of 1998 losses and 9.5% less than our share of 1997 losses, which included our $1.9 million share of the joint venture's preopening costs (see Central Region - Missouri).

      Venture restructuring costs represent our costs, including legal fees, associated with the successful development of a reorganization plan for the New Orleans casino.

      Amortization of goodwill and trademarks increased in 1998 with the acquisition of Showboat and again in 1999 with the acquisition of Rio.

      Interest expense increased in 1999 over 1998 due to debt assumed and incurred in connection with the Rio merger and Showboat acquisition. The increase in Interest expense in 1998 over 1997 was also due to debt assumed and incurred in connection with the acquisition of Showboat (see Debt and Liquidity section).

      In 1999, we sold our shares of Star City casino and recorded a pretax gain of $43.5 million. We also sold our interest in Sodak Gaming, Inc. to a gaming equipment manufacturing company and recorded a pretax gain of $16.3 million. In 1998, we sold our interest in a restaurant affiliate and recorded a pretax gain of $13.2 million. During 1997, we sold our remaining equity interest in Sky City Limited, and recorded a pretax gain of $37.4 million. We sold our ownership interest in Station Square, an entertainment, business and retail center in Pittsburgh, Pennsylvania, to our partner for cash during fourth quarter 1997. Under the terms of the sale agreement, we retain the right to pursue development of a casino entertainment facility at the Station Square site if casino gaming is legalized in this jurisdiction. No gain or loss was recognized as a result of this transaction.

      The increase in Other income in 1998 as compared to the other two years was primarily due to the sale of land in the Atlantic City area.

      The effective tax rate for each year is higher than the federal statutory rate primarily due to state income taxes and that portion of our goodwill amortization which is not deductible for tax purposes. Minority interests reflect joint venture partners' shares of income at joint venture riverboat casinos.

      Extraordinary losses reported in all three years are due primarily to early extinguishments of debt and include the premium paid to holders of the debt retired and the write-off of related unamortized deferred finance charges. (See Debt and Liquidity - Early Extinguishments of Debt.)

--------------------------------------------------------------------------------

CAPITAL SPENDING AND DEVELOPMENT

Year 2000
---------

Throughout 1999, we continued our efforts to address the potential impact of the Year 2000 ("Y2K") on the technology systems and equipment that are essential to our operations. All of our business systems and equipment were tested and evaluated and then replaced or renovated as required to become Y2K compliant. The total cost of system replacements and upgrades to address potential Y2K problems, as well as enhancing business and operational functionality in some areas, was approximately $10.5 million, including approximately $9 million of costs which were capitalized. Approximately 80% of the total cost was related to the cost to repair, replace and improve software and related hardware and equipment and approximately 20% related to the cost to repair, replace and improve embedded technology. Our systems and equipment were deemed Y2K compliant by the end of 1999, and we have experienced no significant problems related to the turn of the century.

Total Capital Spending and Development
--------------------------------------

In addition to the specific development and expansion projects discussed in the Operating Results and Development Plans section, we perform on-going refurbishment and maintenance at our casino entertainment facilities in order to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

      Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, the Bank Facility (see Debt and Liquidity section), joint venture partners, specific project financing, guarantees of third party debt and, if necessary, additional debt and/or equity offerings. Our capital spending for 1999 totaled approximately $430.1 million, excluding the costs of our merger with Rio and our acquisition of the additional ownership interest in the East Chicago partnership. Estimated total capital expenditures for 2000 are expected to be between $370 million and $470 million, excluding the acquisition of Players and the possible further expansion of our Atlantic City properties.

DEBT AND LIQUIDITY

Bank Facility
-------------

On April 30, 1999, we consummated new revolving credit and letter of credit facilities (the "Bank Facility") in the amount of $1.6 billion. This Bank Facility consists of a five-year $1.3 billion revolving credit and letter of credit facility maturing in 2004 and a separate $300 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. Currently, the Bank Facility bears interest based upon 80 basis points over LIBOR for current borrowings under the five-year facility and 85 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change.

      Borrowings under the Bank Facility were used to retire our previous revolving credit facility, scheduled to mature in 2000, (the "Previous Facility") and Rio's revolving credit facility scheduled to mature in 2003, 10 5/8% Senior Subordinated Notes due 2005 and 9 1/2% Senior Subordinated Notes due 2007. As of December 31, 1999, $1.1 billion in borrowings were outstanding under the Bank Facility, with an additional $37.5 million committed to back letters of credit. After consideration of these borrowings, $452.5 million of additional borrowing capacity was available to the Company as of December 31, 1999.

Management's Discussion and Analysis of
Financial Condition and Results of Operations, continued

--------------------------------------------------------------------------------

Issuance of Senior Notes
------------------------

In connection with obtaining consent from our bank lenders for the Rio merger, we agreed to refinance a significant portion of our short-term, floating-rate debt with long-term, fixed-rate debt. In December 1998, we issued $750 million of 7 7/8% Senior Subordinated Notes due 2005 and used the net proceeds to reduce the amount outstanding under our Previous Facility. In January 1999, we issued $500 million of 7 1/2% Senior Notes due 2009 and used the net proceeds to further reduce amounts outstanding under our Previous Facility.

Extinguishments of Debt
-----------------------

During first quarter 1999, we redeemed all $140 million face amount of Showboat Marina Casino Partnership's ("SMCP") 13 1/2% First Mortgage Notes due 2003 (the "SMCP Notes"). We retired the SMCP Notes using proceeds from our Previous Facility. We recorded liabilities assumed in the Showboat acquisition, including the SMCP Notes, at their fair value as of the consummation date of the transaction. The difference between the consideration of $159.8 million paid the holders of the SMCP notes pursuant to this tender offer and the carrying value of the SMCP Notes on the consummation date was recorded as an extraordinary loss of $2.0 million, net of tax.

      During second quarter 1999, we redeemed all $100 million face amount of Rio's 10 5/8% Senior Subordinated Notes due 2005 and all $125 million of Rio's
9 1/2% Senior Subordinated Notes due 2007. We recorded liabilities assumed in the Rio merger, including these notes, at their fair value as of the date of consummation of the merger. The difference between the consideration of $251.8 million paid to the holders of the Rio notes pursuant to the tender offer and the carrying value of the notes on the date of the redemption was recorded as an extraordinary loss of $4.5 million, net of tax.

      During third quarter 1999, we retired SMCP's capital lease obligations. Approximately $9.2 million of debt was retired, and an extraordinary loss of $0.4 million, net of tax, was recorded.

      In 1998, we redeemed all $200 million of our 8 3/4% Senior Subordinated Notes due 2002. We also redeemed approximately $218.6 million face amount of Showboat's 9 1/4% First Mortgage Bonds due 2008 and approximately $117.9 million face amount of Showboat's 13% Senior Notes due 2009 (collectively, the "Showboat Notes"). Extraordinary losses, net of tax, in the amounts of $3.3 million and $13.3 million, respectively, were recorded in conjunction with these early debt extinguishments. The remaining balance of the Showboat Notes were defeased in 1998 by purchasing treasury securities which were deposited with trustees to pay the scheduled interest payments to the first call date and the premium and principal on the securities outstanding on such date. These treasury securities are included in Deferred costs, trademarks and other assets and the remaining balance of the Showboat Notes is reported in Long-term debt in the Consolidated Balance Sheets.

      In 1997, we redeemed our $200 million 10 7/8% Senior Subordinated Notes due 2002 and recorded an extraordinary loss, net of tax, of $8.1 million.

Interest Rate Agreements
------------------------

To manage the relative mix of our debt between fixed and variable rate instruments, we entered into interest rate swap agreements to modify the interest characteristics of our outstanding debt without an exchange of the underlying principal amount. The differences to be paid or received under the terms of our interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of our interest rate swap agreements will have a corresponding effect on our future cash flows.

      These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions, and do not anticipate nonperformance by the counterparties.

      As of December 31, 1999, we were a party to six interest rate swaps for a total notional amount of $300 million. All of these swaps will expire in 2000, and we do not expect to enter into new swap agreements. For more information regarding our interest rate swap agreements as of December 31, 1999, see Note 5 to the accompanying Consolidated Financial Statements.

Guarantees of Third Party Debt and Other Commitments
----------------------------------------------------

In addition to our ownership interest in JCC's parent, we manage the Harrah's New Orleans property pursuant to a management agreement between JCC and a subsidiary of our Company. We have (i) guaranteed JCC's initial $100.0 million annual payment under the Casino operating contract to the State of Louisiana gaming board (the "State Guarantee"), (ii) guaranteed $166.5 million of a $236.5 million JCC bank credit facility, and (iii) made a $22.5 million subordinated loan to JCC to finance construction of the casino.

      With respect to the State Guarantee, we are obligated to guarantee JCC's first $100 million annual payment obligation commencing from the October 28, 1999, opening of the Casino, and, if certain cash flow tests (for the renewal periods beginning April 1, 2001) and other conditions are satisfied each year, to renew the guarantee beginning April 1, 2000, for each 12 month period ending March 31, 2004. Our obligations under the guarantee for the first year of operations or any succeeding 12 month period is limited to a guarantee of the $100 million payment obligation of JCC for the 12 month period in which the guarantee is in effect and is secured by a first priority lien on JCC's assets. JCC's payment (and therefore the amount we have guaranteed) is $100 million at commencement of each 12 month period under the Casino operating contract and declines on a daily basis by 1/365 of $100 million to the extent payments are made each day by JCC to Louisiana's gaming board.

      On February 28, 2000, we were notified by JCC that it was suspending payment of the daily payments to the State of Louisiana until JCC is able to generate sufficient cash flow to pay its operating expenses and make the daily payments. On February 29, 2000, the State made a demand on the Company under the State Guarantee, and we began funding the daily payment to the State on that date.

      JCC's bank credit facility permits funding of up to $5 million under the State Guarantee without a default under the bank loan documents. JCC has obtained a waiver to permit funding of up to $40 million under the State Guarantee on certain conditions, including (i) our renewal of the State Guarantee for the one-year period ending March 31, 2001, and (ii) our forbearance until at the earliest March 31, 2001, of the collection of the principal or interest on the demand obligation which arises when we fund under the State Guarantee. Separately, we have also agreed to forbear collection until August 1, 2000, of certain fees and reimbursable costs arising from our existing agreements with JCC. We have also agreed, subject to certain conditions, to renew the State Guarantee for the period April 1, 2000, until March 31, 2001.

      The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment pursuant to the contracts for the three Indian-owned facilities now open, which extend for periods of up to 60 months from December 31, 1999, is $1.1 million.

      We may guarantee all or part of the debt incurred by Indian tribes with which we have entered a management contract to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, we have obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, the value of such property would satisfy our obligations in the event these guarantees were enforced. Additionally, we have received limited waivers from the Indian tribes of their sovereign immunity to allow us to pursue our rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance of such debt as of December 31, 1999, was $80.4 million.

      During second quarter 1999, we performed under our guarantee of the Upper Skagit Tribe's development financing and purchased the outstanding development debt from the lender for $11.4 million. Under the terms of our agreement with the Tribe, they have agreed to fund the retirement of this debt. The Tribe is attempting to secure new financing; however, there is no assurance that their efforts will be successful and that the receivable will be collected.

EFFECTS OF CURRENT ECONOMIC AND POLITICAL CONDITIONS

Competitive Pressures
---------------------

Due to the limited number of new markets opening for development, the focus of many casino operators has shifted to investing in existing markets in an effort to attract new customers, thereby increasing competition in those markets. Our properties in the long-established gaming markets of Nevada and New Jersey have generally been less affected by the changing competitive conditions. With the exception of the additional supply being added in Las Vegas, the amount of supply change within these markets has represented a smaller percentage change than that experienced in some riverboat markets. In riverboat markets, the additions to

Management's Discussion and Analysis of
Financial Condition and Results of Operations, continued

--------------------------------------------------------------------------------

supply had a more noticeable impact, due to the fact that competition was limited in the early stages of many of these markets. As companies have completed expansion projects, supply has typically grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's Entertainment, have announced plans for additional developments or expansions in some markets. In the Las Vegas market four new "mega" facilities have opened since October 1998, and others are planned and under development. The impact that the additional supply will have on our operations cannot be determined at this time.

      Although the short-term effect of these competitive developments on our Company has been negative, we are not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on current or future markets. We believe that the geographic diversity of our operations; our focus on multi-market customer relationships; our service training, measurements and rewards programs; and our continuing efforts to establish our brands as premier brands upon which we have built strong customer loyalty have well-positioned us to face the challenges present within our industry. We have introduced WINet, a sophisticated nationwide customer database, and our Total Gold Card, a nationwide reward and recognition card, both of which we believe provide competitive advantages, particularly with players who visit more than one market. During 1999, we embarked on the next stage of our strategy with the launch of the tiered customer loyalty card program - Total Diamond, Total Platinum and Total Gold - to reward customers for choosing Harrah's Entertainment casinos.

Industry Consolidation
----------------------

As evidenced by the number of recent public announcements by casino entertainment companies of plans to acquire or be acquired by other companies, including our acquisition of Showboat, merger with Rio and planned acquisition of Players, consolidation in the gaming industry is now underway. We believe we are well-positioned to, and may from time to time, pursue additional strategic acquisitions.

Political Uncertainties
-----------------------

The casino entertainment industry is subject to political and regulatory uncertainty. In 1996, the U.S. government formed a federal commission to study gambling in the United States, including the casino gaming industry. The commission issued its report in June 1999. In September 1999, the State of California and approximately 60 Indian tribes executed Class III Gaming Compacts, which other California tribes can join. The Compacts allow each tribe to operate, on tribal trust lands, two casinos with up to 2,000 slot machines per tribe and unlimited house-banked card games. At this time, the ultimate impacts that the National Gaming Impact Study Commission report and the California Compacts may have on the industry or on our Company are uncertain. From time to time, individual jurisdictions have also considered legislation or referendums which could adversely impact our operations, and the likelihood or outcome of similar legislation and referendums in the future is difficult to predict.

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

--------------------------------------------------------------------------------

INTERCOMPANY DIVIDEND RESTRICTION

Certain of our debt guarantees require us to abide by covenants which, among other things, limit the ability of our principal operating subsidiary, Harrah's Operating Company, Inc. ("HOC"), to pay dividends and make other restricted payments, as defined, to Harrah's Entertainment. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments was approximately $1.5 billion at December 31, 1999. Harrah's Entertainment's principal asset is the stock of HOC, a wholly-owned subsidiary which holds, directly and through subsidiaries, the principal assets of our businesses. Given this ownership structure, these restrictions should not impair our ability to conduct our business through our subsidiaries or to pursue our development plans.

RECENTLY ISSUED ACCOUNTING STANDARDS

We implemented the provisions of Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities," effective January 1, 1999. SOP 98-5, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, requires that the costs of all start-up activities, as defined in the SOP, be expensed as incurred. The adoption of the provisions of this SOP did not materially impact our results of operations or financial position.

      The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative financial instruments. The provisions of SFAS No. 133 require that a company recognizes all derivatives as either assets or liabilities on its balance sheet and that the instruments be valued at their fair value. The Statement also defines the criteria and conditions which govern the recognition of subsequent changes in the fair value of the instrument as being either balance sheet or income statement events. During 1999, the effective date for implementation of the provisions of SFAS No. 133 was delayed until years beginning after June 15, 2000. We do not expect the adoption of SFAS No. 133 to materially impact our results of operations or financial position.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in our Annual Report on Form 10-K and other materials filed or to be filed by the Company with the Securities and Exchange Commission ("SEC") (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward looking. These include statements relating to the following activities, among others: (A) operations and expansions of existing properties, including future performance, anticipated scope and opening dates of expansions; (B) planned development of casinos and hotels that would be owned or managed by the Company and the pursuit of strategic acquisitions; (C) planned capital expenditures for 2000 and beyond;
(D) the impact of the WINet and Total Gold Card Programs; and (E) any future impact of the Showboat acquisition, the Rio merger or the planned acquisition of Players. These activities involve important factors that could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. These include, but are not limited to, the following factors as well as other factors described from time to time in the Company's reports filed with the SEC: construction factors, including zoning issues, environmental restrictions, soil conditions, weather and other hazards, site access matters and building permit issues; access to available and feasible financing; regulatory, licensing and other government approvals, third party consents and approvals, and relations with partners, owners and other third parties; conditions of credit markets and other business and economic conditions, including international and national economic problems; litigation, judicial actions and political uncertainties, including gaming legislative action, referenda, and taxation; and the effects of competition including locations of competitors and operating and marketing competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                              December 31,
                                                                                                   ---------------------------------
                                                                                                        1999                1998
                                                                                                   -----------          ------------

ASSETS
Current assets
   Cash and cash equivalents .............................................................         $   233,581          $   158,995
   Receivables, less allowance for doubtful accounts of $44,086 and $14,356 ..............             121,186               55,043
   Deferred income taxes (Note 9) ........................................................              33,208               22,478
   Prepayments and other .................................................................              68,028               27,521
   Inventories ...........................................................................              30,666               15,306
                                                                                                   -----------          -----------
        Total current assets .............................................................             486,669              279,343
                                                                                                   -----------          -----------

Land, buildings, riverboats and equipment
   Land and land improvements ............................................................             653,101              323,692
   Buildings, riverboats and improvements ................................................           2,510,070            1,624,346
   Furniture, fixtures and equipment .....................................................             820,583              711,966
                                                                                                   -----------          -----------
                                                                                                     3,983,754            2,660,004
   Less: accumulated depreciation ........................................................            (922,524)            (789,847)
                                                                                                   ------------         -----------
                                                                                                     3,061,230            1,870,157
Goodwill, net of amortization of $54,346 and $40,051 (Note 2) ............................             505,217              383,450
Investments in and advances to nonconsolidated affiliates (Note 15) ......................             168,511              273,508
Deferred costs, trademarks and other (Note 4) ............................................             545,220              479,874
                                                                                                   -----------          -----------
                                                                                                   $ 4,766,847          $ 3,286,332
                                                                                                   ===========          ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable ......................................................................         $    81,200          $    58,493
   Accrued expenses (Note 4) .............................................................             287,494              172,021
   Current portion of long-term debt (Note 5) ............................................               2,877                2,332
                                                                                                   -----------          -----------
        Total current liabilities ........................................................             371,571              232,846
Long-term debt (Note 5) ..................................................................           2,540,268            1,999,354
Deferred credits and other ...............................................................             120,827              112,362
Deferred income taxes (Note 9) ...........................................................             228,955               75,457
                                                                                                   -----------          -----------
                                                                                                     3,261,621            2,420,019
                                                                                                   -----------          -----------
Minority interests .......................................................................              18,949               14,906
                                                                                                   -----------          -----------
Commitments and contingencies (Notes 6, 12 through 15 and 17)

Stockholders' equity (Notes 3, 14 and 15)
   Common stock, $0.10 par value, authorized - 360,000,000
     shares, outstanding - 124,379,760 and 102,188,018 shares
     (net of 9,286,772 and 3,036,562 shares held in treasury) ............................              12,438               10,219
   Capital surplus .......................................................................             987,322              407,691
   Retained earnings .....................................................................             512,539              451,410
   Accumulated other comprehensive income ................................................                (493)               6,567
   Deferred compensation related to restricted stock .....................................             (25,529)             (24,480)
                                                                                                   ------------         -----------

                                                                                                     1,486,277              851,407
                                                                                                   -----------          -----------
                                                                                                   $ 4,766,847          $ 3,286,332
                                                                                                   ===========          ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                Year Ended December 31,
                                                                                      ----------------------------------------------
                                                                                          1999             1998             1997
                                                                                      ----------      ----------      -------------

Revenues
   Casino .......................................................................     $2,424,237      $1,660,313      $1,338,003
   Food and beverage ............................................................        425,808         231,568         196,765
   Rooms ........................................................................        253,629         153,538         128,354
   Management fees ..............................................................         75,890          64,753          24,566
   Other ........................................................................        131,403          78,320          78,954
   Less: casino promotional allowances ..........................................       (286,539)       (184,477)       (147,432)
                                                                                      ----------     -----------      -----------
       Total revenues ...........................................................      3,024,428       2,004,015       1,619,210
                                                                                      ----------     -----------      -----------
Operating expenses
   Direct
     Casino .....................................................................      1,254,557         868,622         685,942
     Food and beverage ..........................................................        218,580         116,641         103,604
     Rooms ......................................................................         66,818          41,871          39,719
   Depreciation of buildings, riverboats and equipment ..........................        188,199         130,128         103,670
   Development costs ............................................................          6,538           8,989          10,524
   Write-downs, reserves and recoveries (Note 7) ................................          2,235           7,474          13,806
   Project opening costs ........................................................          2,276           8,103          17,631
   Other ........................................................................        690,404         467,999         383,791
                                                                                      ----------     -----------      ----------
       Total operating expenses .................................................      2,429,607       1,649,827       1,358,687
                                                                                      ----------     -----------      ----------
        Operating profit ........................................................        594,821         354,188         260,523
   Corporate expense ............................................................        (42,748)        (37,890)        (27,155)
   Headquarters relocation and reorganization costs (Note 8) ....................        (10,274)             --              --
   Equity in losses of nonconsolidated affiliates (Note 15) .....................        (43,467)        (14,989)        (11,053)
   Venture restructuring costs ..................................................            322          (6,013)         (6,944)
   Amortization of goodwill and trademarks ......................................        (17,617)         (7,450)         (1,839)
                                                                                      ----------     -----------      ----------
Income from operations ..........................................................        481,037         287,846         213,532
Interest expense, net of interest capitalized (Note 1) ..........................       (193,407)       (117,270)        (79,071)
Gains on sales of equity interests in nonconsolidated affiliates (Note 15) ......         59,824          13,155          37,388
Other income, including interest income .........................................         12,129          19,575          11,799
                                                                                      ----------     -----------          ------
Income before income taxes and minority interests ...............................        359,583         203,306         183,648
Provision for income taxes (Note 9) .............................................       (128,914)        (74,600)        (68,746)
Minority interests ..............................................................        (11,166)         (6,989)         (7,380)
                                                                                      ----------     -----------      ----------
Income before extraordinary losses ..............................................        219,503         121,717         107,522
Extraordinary losses, net of tax benefit of $5,990,
   $10,522 and $4,477 (Note 10) .................................................        (11,033)        (19,693)         (8,134)
                                                                                      ----------     -----------      ----------
Net income ......................................................................     $  208,470      $  102,024      $   99,388
                                                                                      ==========     ===========      ==========
Earnings (loss) per share - basic
   Before extraordinary losses ..................................................     $     1.74      $     1.21            1.07
   Extraordinary losses, net ....................................................          (0.09)           0.19)          (0.08)
                                                                                      ---------------------------------------------
     Net income .................................................................     $     1.65      $     1.02      $     0.99
                                                                                      =============================================
Earnings (loss) per share - diluted
   Before extraordinary losses ..................................................     $     1.71      $     1.19      $     1.06
   Extraordinary losses, net ....................................................          (0.09)          (0.19)          (0.08)
                                                                                      ---------------------------------------------
     Net income .................................................................     $     1.62      $     1.00      $     0.98
                                                                                      =============================================

Weighted average common shares outstanding ......................................        126,072         100,231         100,618
Diluted effect of stock compensation programs ...................................          2,676           1,289             636
                                                                                      ---------------------------------------------
Weighted average common and common equivalent shares outstanding ................        128,748         101,520         101,254
                                                                                      =============================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(NOTES 3, 14 AND 15)
(IN THOUSANDS)


                                                                                                    Deferred
                                             Common Stock                                       Compensation
                                        ---------------------                             Other   Related to                Compre-
                                             Shares             Capital  Retained Comprehensive   Restricted                hensive
                                        Outstanding   Amount    Surplus  Earnings        Income        Stock       Total     Income
                                        -----------   ------   --------  -------- -------------  -----------   ---------   --------
Balance - December 31, 1996 ...........     102,970  $10,297   $385,941  $290,797       $51,394     $(18,683)   $719,746
   Net income .........................                                    99,388                                 99,388   $ 99,388
   Realization of gain due to sale of
     equity interest in New Zealand
     subsidiary, net of deferred taxes
     of $14,653 .......................                                                 (22,735)                 (22,735)   (22,735)
   Decline in market value of other
     available-for-sale securities,
     less deferred tax benefit
     of $16,362 .......................                                                 (25,775)                 (25,775)   (25,775)
   Treasury stock purchases ...........      (2,234)    (223)             (40,799)                               (41,022)
   Net shares issued under incentive
     compensation plans, including
     income tax benefit of $702 .......         300       30      2,984                                2,887       5,901
                                                                                                                           --------
        1997 Comprehensive Income .....                                                                                    $ 50,878
                                            -------   ------   --------  --------       -------     --------     -------   ========
Balance - December 31, 1997 ...........     101,036   10,104    388,925   349,386         2,884      (15,796)    735,503

   Net income .........................                                   102,024                                102,024   $102,024
   Unrealized gain on available-
     for-sale securities, less deferred
     tax provision of $2,110 ..........                                                   3,567                    3,567      3,567
   Foreign currency adjustment ........                                                     116                      116        116
   Net shares issued under incentive
     compensation plans, including
     income tax benefit of $787 .......       1,152      115     18,766                               (8,684)     10,197
                                                                                                                           --------
        1998 Comprehensive Income .....                                                                                    $105,707
                                            -------   ------   --------  --------       -------      -------     -------   ========
Balance - December 31, 1998 ...........     102,188   10,219    407,691   451,410         6,567      (24,480)    851,407
   Net income .........................                                   208,470                                208,470    208,470
   Unrealized gain on available-
     for-sale securities, less deferred
     tax provision of $2,118 ..........                                                   3,606                    3,606      3,606
   Realization of gain due
     to sale of equity interest
     in nonconsolidated affiliate,
     net of tax provision of $6,031 ...                                                 (10,269)                 (10,269)   (10,269)
   Foreign currency adjustment ........                                                    (397)                    (397)      (397)
   Treasury stock purchases ...........      (6,108)    (611)            (147,341)                              (147,952)
   Net shares issued in
     acquisition of Rio and
     minority interest in subsidiary ..      25,392    2,539    529,492                                          532,031
   Net shares issued under incentive
     compensation plans, including
     income tax benefit of $2,625 .....       2,908      291     50,139                               (1,049)     49,381
                                                                                                                            -------
        1999 Comprehensive Income .....                                                                                     201,410
                                            -------  -------   --------  --------       -------     --------  ----------    =======
Balance - December 31, 1999 ...........     124,380  $12,438   $987,322  $512,539       $  (493)    $(25,529) $1,486,277
                                            =======  =======   ========  ========       =======     ========  ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NOTE 11)
(IN THOUSANDS)

                                                                                              Year Ended December 31,
                                                                                     -----------------------------------------
                                                                                        1999            1998           1997
                                                                                     ---------        --------      ----------

Cash flows from operating activities
   Net income ................................................................         $208,470       $102,024       $  99,388
   Adjustments to reconcile net income to cash flows from
     operating activities
        Extraordinary losses, before income taxes ............................           17,023         29,491          12,611
        Depreciation and amortization ........................................          218,299        159,183         122,396
        Write-downs, reserves and recoveries .................................            1,570          6,535          13,806
        Other noncash items ..................................................           86,976         28,835          27,712
        Minority interests' share of net income ..............................           11,166          6,989           7,380
        Equity in losses of nonconsolidated affiliates .......................           43,467         14,989          11,053
        Realized gains from sales of equity interests in
          nonconsolidated affiliates .........................................          (59,824)       (13,155)        (37,388)
        Net losses (gains) from asset sales ..................................              878         (6,536)         (4,117)
        Net change in long-term accounts .....................................           56,542         17,260          (1,452)
        Net change in working capital accounts ...............................          (70,161)       (45,244)          3,713
                                                                                     ----------        --------      ---------
          Cash flows provided by operating activities ........................          514,406        300,371         255,102
                                                                                     ----------        --------      ---------
Cash flows from investing activities
   Land, buildings, riverboats and equipment additions .......................         (340,468)      (140,386)       (229,529)
   Increase (decrease) in construction payables ..............................            1,871         (6,557)        (10,789)
   Investments in and advances to nonconsolidated affiliates .................          (70,181)       (76,052)        (54,477)
   Purchase of minority interest in subsidiary ...............................          (26,000)            --              --
   Proceeds from sales of equity interests in subsidiaries ...................          172,576         17,000          53,755
   Proceeds from other asset sales ...........................................           26,359         12,728          26,570
   Cash acquired in acquisitions .............................................           50,226             --              --
   Payment for purchase of Showboat, Inc., net of cash acquired ..............               --       (475,334)             --
   Purchase of marketable equity securities for defeasance of debt ...........               --        (65,898)             --
   Other .....................................................................            1,253        (28,739)         (6,483)
                                                                                     ----------        --------      ---------
          Cash flows used in investing activities ............................         (184,364)      (763,238)       (220,953)
                                                                                     ----------        --------      ---------
Cash flows from financing activities
   Net borrowings under Bank Facility, net of financing costs of $4,556 ......        1,105,444             --              --
   Net (repayments) borrowings under Retired Facility,
     net of financing costs of $9,332 in 1998 ................................       (1,086,000)       362,262         239,500
   Proceeds from issuance of senior notes,
     net of discount and issue costs of $5,980 ...............................          494,020             --              --
   Proceeds from issuance of senior subordinated notes,
     net of issue costs of $12,552 ...........................................               --        737,448              --
   Other debt proceeds .......................................................           21,000             --              --
   Debt retirements ..........................................................         (625,568)      (563,522)       (202,115)
   Purchases of treasury stock ...............................................         (147,952)            --         (41,022)
   Minority interests' distributions, net of contributions ...................           (7,122)        (6,200)         (9,952)
   Premiums paid on early extinguishments of debt ............................           (9,278)       (24,569)         (9,666)
   Other .....................................................................               --             --             (45)
                                                                                     ----------        --------      ---------
          Cash flows (used in) provided by financing activities ..............         (255,456)       505,419         (23,300)
                                                                                     ----------        --------      ---------
Net increase in cash and cash equivalents ....................................           74,586         42,552          10,849
Cash and cash equivalents, beginning of year .................................          158,995        116,443         105,594
                                                                                     ----------        --------      ---------
Cash and cash equivalents, end of year .......................................         $233,581       $158,995       $ 116,443
                                                                                     ==========       =========      =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, unless otherwise stated)

--------------------------------------------------------------------------------

In these footnotes, the words "Company," "Harrah's Entertainment," "we," "our" and "us" refer to Harrah's Entertainment, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION AND ORGANIZATION. We are one of the leading casino entertainment companies in the United States, operating in more markets than any other casino company. As of December 31, 1999, our U.S. operations included ten land-based casinos, seven riverboat or dockside casinos, and three casinos on Indian reservations.

PRINCIPLES OF CONSOLIDATION. Our Consolidated Financial Statements include the accounts of Harrah's Entertainment and its subsidiaries after elimination of all significant intercompany accounts and transactions. We follow the equity method of accounting for our investments in 20% to 50% owned companies and joint ventures (see Note 15).

CASH AND CASH EQUIVALENTS. Cash includes the minimum cash balances required to be maintained by a state gaming commission, which totaled approximately $16.6 million and $14.0 million at December 31, 1999 and 1998, respectively. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

INVENTORIES. Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

LAND, BUILDINGS, RIVERBOATS AND EQUIPMENT. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $116.0 million and $21.7 million at December 31, 1999 and 1998, respectively. We capitalize the costs of improvements and extraordinary repairs that extend the life of the asset. We expense maintenance and repairs costs as incurred. Interest expense is capitalized on internally constructed assets at our overall weighted average borrowing rate of interest. Capitalized interest amounted to $13.1 million, $2.5 million and $6.9 million in 1999, 1998 and 1997, respectively.

      We depreciate our buildings, riverboats and equipment using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, as follows:


Buildings and improvements ...................................... 10 to 40 years
Riverboats ......................................................       30 years
Furniture, fixtures and equipment ...............................  2 to 15 years

TREASURY STOCK. The shares of Harrah's Entertainment common stock we hold in treasury are reflected in our Consolidated Balance Sheets and our Consolidated Statements of Stockholders' Equity and Comprehensive Income as if those shares were retired.

REVENUE RECOGNITION. Casino revenues consist of net gaming wins. Food and beverage and rooms revenues include the aggregate amounts generated by those departments at all consolidated casinos and casino hotels.

      Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, which we classify as casino expenses through interdepartmental allocations, were as follows:


                                      1999               1998               1997
                                  --------          ---------           --------
Food and beverage                 $144,841           $ 97,934           $ 83,491
Rooms                               43,773             28,473             19,290
Other                               14,450              6,138              3,768
                                  --------          ---------           --------
                                  $203,064           $132,545           $106,549
                                  ========          =========           ========

AMORTIZATION. We amortize goodwill and other intangibles, including trademarks, on a straight-line basis over periods up to 40 years. We use the interest method to amortize deferred financing charges over the term of the related debt agreement.

EARNINGS PER SHARE. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," we compute our basic earnings per share by dividing Net income by the number of weighted average common shares outstanding during the year. Our Diluted earnings per share is computed by dividing Net income by the number of weighted average common shares and common stock equivalents outstanding during the year. For each of the three years ended December 31, 1999, common stock equivalents consisted solely of net restricted shares and stock options outstanding under our employee stock benefit plans. (See Note 14.)

RECLASSIFICATIONS. We have reclassified certain amounts for prior years to conform with our presentation for 1999.

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

2. Completed Acquisitions

We are accounting for each of the transactions described below as a purchase. Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. For each transaction, the allocation of the purchase price was completed within one year from the date of the acquisition. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess is allocated to goodwill and amortized for periods of up to 40 years. For periods prior to the completion of the purchase price allocation, our financial statements included estimated goodwill amortization expense.

SHOWBOAT, INC. On June 1, 1998, we completed our acquisition of Showboat, Inc. ("Showboat") for $30.75 per share in an all-cash transaction, and assumed approximately $635 million of Showboat debt. The operating results for Showboat are included in the Consolidated Financial Statements from the date of acquisition.

      As a result of this transaction, we now own and operate the Showboat casinos in Atlantic City, New Jersey, and Las Vegas, Nevada. The Las Vegas Showboat property is a non-strategic asset and is reported by the Company as an asset-held-for-sale. As such, this property has been valued at its estimated net realizable value, net of estimated selling expenses, carrying, and interest costs through the expected date of sale. Also acquired in this transaction was a 55% noncontrolling interest in Showboat Marina Casino Partnership ("SMCP"), which owned and operated the Showboat East Chicago casino. In first quarter 1999 we increased our ownership interest of SMCP to 99.55% and began consolidating this partnership with the financial results of our other businesses. The East Chicago property was re-branded as a "Harrah's" property during first quarter 1999. Also included in the Showboat acquisition was a 24.6% equity ownership interest in the Star City Casino in Sydney, Australia, and an agreement to manage that casino. In fourth quarter 1999 we sold our ownership interest in the Star City Casino and in first quarter 2000 we completed the sale of our management interests in that property. (See Note 15.)

      Subsequent to the closing of the Showboat acquisition, all debt assumed in the acquisition, including the debt of the partnership owning the East Chicago property, was retired using proceeds from the Previous Facility. (See Note 5.)

RIO HOTEL & CASINO, INC. We completed our merger with Rio Hotel & Casino, Inc. ("Rio"), on January 1, 1999, issuing approximately 25 million shares of common stock to acquire all of Rio's outstanding shares in a one-for-one transaction and assuming Rio's outstanding debt of approximately $432 million. In addition to the Rio property, our acquisition also included Rio Secco, an 18-hole championship golf course, and approximately 35 acres adjacent to the Rio, which is available for further development.

      In second quarter 1999 we retired Rio's revolving credit facility scheduled to mature in 2003 and Rio's 10 5/8% Senior Subordinated Notes due 2005 and 9 1/2% Senior Subordinated Notes due 2007 using proceeds from our Bank Facility. (See Note 5.)

      The following unaudited pro forma consolidated financial information for the Company has been prepared assuming that the Showboat acquisition, the Rio merger and the debt extinguishments discussed above had occurred on the first day of the period:

                                                                      Year Ended
(In millions, except                                                December 31,
per share amounts)                                                          1998
                                                                    ------------
Revenues.....................................................           $2,764.7
                                                                        ========
Income from operations.......................................           $  380.5
                                                                        ========
Income before extraordinary losses...........................           $  126.1
                                                                        ========
Net income...................................................           $  106.4
                                                                        ========
Earnings per share-diluted
   Income before extraordinary losses........................           $   1.00
                                                                        ========
   Net income................................................           $   0.84
                                                                        ========

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what our actual results would have been had the Showboat acquisition, Rio merger and the debt extinguishments been completed as of the beginning of the period, or of future results.

(Dollars in thousands, unless otherwise stated)

--------------------------------------------------------------------------------

3. Stockholders' Equity

In addition to its common stock, Harrah's Entertainment has the following classes of stock authorized but unissued:

      Preferred stock, $100 par value, 150,000 shares authorized
      Special stock, $1.125 par value, 5,000,000 shares authorized-
        Series A Special Stock, 2,000,000 shares designated

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

      In July 1999, our Board of Directors authorized the repurchase in open market and other transactions of up to 10 million shares of the Company's common stock. We expect to acquire our shares from time to time at prevailing market prices through the December 31, 2000, expiration of the approved plan. At December 31, 1999, we had repurchased 5.6 million shares under the provisions of this plan. These repurchases are in addition to 0.5 million shares repurchased earlier in 1999 in connection with the increase of our ownership interest in the East Chicago property.

      Under the terms of our employee stock benefit programs, we have reserved shares of Harrah's Entertainment common stock for issuance under the Restricted Stock and Stock Option Plans. (See Note 14 for a description of the plans.) The following table summarizes the total number of shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 1999:


                                                    Restricted            Stock
                                                    Stock Plan      Option Plan
                                                    ----------      -----------

Total shares authorized for issuance
   under the plans ...........................       8,400,000       19,792,955
Shares issued and options granted,
   net of cancellations ......................      (6,522,087)     (18,111,670)
                                                     ---------      -----------
Shares held in reserve for
   issuance or grant under the plans
   as of December 31, 1999 ...................       1,877,913        1,681,285
                                                     =========       ==========

4. Detail of Certain Balance Sheet Accounts

Deferred costs, trademarks and other consisted of the following:

                                                        1999            1998
                                                     ---------       ----------

Star City management contract, net of
   amortization of $5,364 and $1,976 .............    $130,136         $133,524
Trademarks, net of amortization of
   $4,061 and $981 ...............................     119,139           66,319
Cash surrender value of life
   insurance (Note 14) ...........................      63,303           52,904
Treasury securities ..............................      62,555           64,510
Deferred finance charges, net of
   amortization of $3,379 and $16,453 ............      21,507           21,913
Other ............................................     148,580          140,704
                                                     ---------       ----------
                                                      $545,220         $479,874
                                                     =========       ==========

      Accrued expenses consisted of the following:

                                                         1999             1998
                                                       --------         --------

Insurance claims and reserves ................         $ 50,985         $ 45,770
Payroll and other compensation ...............           83,975           48,521
Accrued interest payable .....................           24,147           18,465
Other accruals ...............................          128,387           59,265
                                                       --------         --------
                                                       $287,494         $172,021
                                                       ========         ========

--------------------------------------------------------------------------------

5. Long-Term Debt

Long-term debt consisted of the following:

                                                         1999            1998
                                                     ----------       ----------
Revolving Credit Facilities
  7.0%-7.9% at December 31, 1999,
  maturities to 2004 .......................         $1,110,000       $1,086,000
Secured Debt
  7.1%, maturity 2028 ......................             98,278           99,232
  9 1/4%, maturity 2008 ....................             58,137           58,269
  13%, maturity 2009 .......................              2,377            2,393
Unsecured Senior Notes
  7 1/2%, maturity 2009 ....................            498,072               --
Unsecured Senior Subordinated Notes
  7 7/8%, maturity 2005 ....................            750,000          750,000
Other Unsecured Borrowings
  5.5%-15.2%, maturities to 2001 ...........             23,409            3,605
Capitalized lease obligations
  4.9%-8.9%, maturities to 2002 ............              2,872            2,187
                                                     ----------       ----------
                                                      2,543,145        2,001,686

Current portion of long-term debt ..........             (2,877)          (2,332)
                                                     ----------       ----------
                                                     $2,540,268       $1,999,354
                                                     ==========       ==========

As of December 31, 1999, aggregate annual principal maturities for the four years subsequent to 2000 were: 2001, $2.7 million; 2002, $1.4 million; 2003, $1.3 million; and 2004, $1.1 billion.

REVOLVING CREDIT FACILITIES. On April 30, 1999, we consummated new revolving credit and letter of credit facilities (the "Bank Facility") in the amount of $1.6 billion. This Bank Facility consists of a five-year $1.3 billion revolving credit and letter of credit facility maturing in 2004 and a separate $300 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. Currently, the Bank Facility bears interest based upon 80 basis points over LIBOR for current borrowings under the five-year facility and 85 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. Proceeds from the Bank Facility were used to retire our previous revolving credit facility scheduled to mature in 2000 (the "Previous Facility"), Rio's revolving credit facility scheduled to mature in 2003 and Rio's 10 5/8% Senior Subordinated Notes due 2005 and 9 1/2% Senior Subordinated Notes due 2007. As of December 31, 1999, $1.1 billion in borrowings were outstanding under the Bank Facility, with an additional $37.5 million committed to back letters of credit. After consideration of these borrowings, $452.5 million of additional borrowing capacity was available to the Company as of December 31, 1999.

ISSUANCE OF NOTES. During December 1998, Harrah's Operating Company, Inc., ("HOC"), a wholly-owned subsidiary of the Company, completed a public offering of $750.0 million principal amount of 7 7/8% Senior Subordinated Notes due 2005 (the "7 7/8% Notes"). The 7 7/8% Notes are unsecured and contain certain financial covenants.

      In January 1999, HOC completed a public offering of $500.0 million principal amount 7 1/2% Senior Notes due 2009 (the "7 1/2% Notes"). The 7 1/2% Notes, which are unsecured, were issued with essentially the same financial covenants as our 7 7/8% Notes.

      The net proceeds from both debt offerings were used to reduce our outstanding borrowings under the Previous Facility. Harrah's Entertainment has unconditionally guaranteed HOC's obligations under both the 7 7/8% Notes and the 7 1/2% Notes.

EARLY EXTINGUISHMENTS OF DEBT. In addition to entering into the new Bank Facility, we have refinanced certain of our outstanding debts, in particular those debt obligations assumed in our acquisition transactions, to reduce our effective interest rate and /or lengthen maturities. We financed these activities using the proceeds from our bank facilities. The following table summarizes the debt obligations that we have refinanced over the last three years:

-------------------------------------------------------------------------------
                   Date                                              Face Value
Issuer            Retired            Debt Extinguished                Retired
-------------------------------------------------------------------------------

SMCP            March 1999   13 1/2% First Mortgage Notes
                                     due 2003 ...................... $140,000
Rio               May 1999   10 5/8% Senior Subordinated Notes
                                     due 2005 ......................  100,000
Rio               May 1999   9 1/2% Senior Subordinated Notes
                                     due 2007 ......................  125,000
SMCP             July 1999   Capital lease obligations .............    9,210
Showboat         June 1998   9 1/4% First Mortgage Bonds
                                     due 2008 ......................  218,555
Showboat         June 1998   13% Senior Subordinated Notes
                                     due 2009 ......................  117,900
HOC               May 1998   8 3/4% Senior Subordinated Notes
                                     due 2000 ......................  200,000
HOC               May 1997   10 7/8% Senior Subordinated Notes
                                     due 2002 ......................  200,000

The premiums paid to the holders of the debts retired and the write-off of the related unamortized deferred finance charges are reported on the Consolidated Statements of Income as

(Dollars in thousands, unless otherwise stated)

--------------------------------------------------------------------------------

Extraordinary losses (see Note 10). We recorded the liabilities assumed in acquisition transactions at their fair value at the date of consummation of the acquisition. The premium charged to Extraordinary losses as a result of the retirement of these assumed debts equaled the difference between the consideration paid to the holders of the notes and the carrying value we assigned to the notes at the time of purchase.

      In addition to these debt extinguishments, in August 1998 we defeased the remaining balance of Showboat's 9 1/4% First Mortgage Bonds due 2008 and 13% Senior Subordinated Notes due 2009. Treasury securities were purchased and deposited with trustees to fund both the payment of the scheduled interest payments until the first call date and the payment of the premium and principal of the securities outstanding on the call date. The treasury securities are reported as Deferred costs, trademarks and other assets and the remaining balance of the defeased debt is reported in Long-term debt in the Consolidated Balance Sheets.

INTEREST RATE AGREEMENTS. To manage the relative mix of our debt between fixed and variable rate instruments, we entered into interest rate swap agreements to modify the interest characteristics of our outstanding debt without an exchange of the underlying principal amount. At December 31, 1999, we were a party to six interest rate swap agreements to effectively convert a total of $300 million in variable rate debt to a fixed rate. Pursuant to the terms of these swaps, we receive variable payments tied to LIBOR in exchange for our payments at a fixed interest rate. The fixed rates we pay and the variable rates we receive are summarized in the following table:


                                                   Rate
                       Swap Rate               Received
                            Paid          (Variable) at
Notional Amount           (Fixed)         Dec. 31, 1999          Swap Maturity
---------------        ----------        --------------          -------------

$50 million               6.985%                  6.140%            March 2000
$50 million               6.951%                  6.163%            March 2000
$50 million               6.945%                  6.163%            March 2000
$50 million               6.651%                  6.066%              May 2000
$50 million               5.788%                  6.121%             June 2000
$50 million               5.785%                  6.121%             June 2000

The differences to be paid or received under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received by us pursuant to the terms of our interest rate agreements will have a corresponding effect on our future cash flows. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions, and do not anticipate nonperformance by the counterparties.

FAIR MARKET VALUE. Based on the borrowing rates currently available for debt with similar terms and maturities and market quotes of our publicly traded debt, the fair value of our long-term debt, including the interest rate swap agreements, at December 31, 1999 and 1998, was as follows:

                                                 December 31,
                                                 ------------
                                       1999                       1998
                             ----------    ----------  ------------  ----------
                               Carrying       Market      Carrying     Market
(In millions)                   Value         Value         Value      Value
---------------------------  ----------    ----------   -----------  ----------

Outstanding debt ...........  $(2,543.1)   $(2,484.6)   $(2,001.7)   $(2,019.0)
Interest rate swap
   agreements (used
   for hedging purposes) ...       (0.1)        (0.5)        (0.2)        (6.2)

The amounts reflected as the "Carrying Value" of the interest rate swap agreements represent the accrual balance as of the date reported. The "Market Value" of the interest rate swap agreements represents the estimated amount, considering the prevailing interest rates, that we would pay to terminate the agreements as of the date reported.

6. Leases

We lease both real estate and equipment used in our operations and classify those leases as either operating or capital leases following the provisions of SFAS No. 13, "Accounting for Leases." At December 31, 1999, the remaining lives of our real estate operating leases ranged from one to 17 years, with various automatic extensions totaling up to 45 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately five years.

      Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Income as follows:


                                     1999               1998               1997
                                     ----               ----               ----

Noncancelable
   Minimum .....................  $16,385            $15,409            $16,455
   Contingent ..................    4,666              4,029              2,929
   Sublease ....................     (385)              (258)              (294)
Other ..........................    6,859              4,168              3,584
                                  -------            -------            -------
                                  $27,525            $23,348            $22,674
                                  =======            =======            =======

--------------------------------------------------------------------------------

      Our future minimum rental commitments as of December 31, 1999, were as follows:


                                                                   Noncancelable
                                                                       Operating
                                                                          Leases
                                                                   -------------
2000 .............................................................     $  14,799
2001 .............................................................        15,819
2002 .............................................................        14,463
2003 .............................................................        13,988
2004 .............................................................        13,940
Thereafter .......................................................       178,604
                                                                        --------
   Total minimum lease payments ..................................      $251,613
                                                                        ========

In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts.

7. Write-downs, Reserves and Recoveries

Our operating results include various pretax charges to record asset impairments, contingent liability reserves, project write-offs and recoveries at time of sale of previously recorded reserves for asset impairment. The components of our write-downs, reserves and recoveries were as follows:


                                            1999           1998             1997
                                            ----           ----             ----

Impairment of long-lived
   assets .............................. $ 3,367         $2,740          $   806
Write-off of abandoned
   assets and other costs ..............     569          4,734               --
Reserve for debtor-in-
   possession loans to Harrah's
   Jazz Company ........................      --             --           13,000
Recoveries from sale of
   impaired assets .....................  (1,701)            --               --
                                         --------        ------          -------
                                         $ 2,235         $7,474          $13,806
                                         =======         ======          =======

8. Headquarters Relocation and Reorganization Costs

During August 1999, we began the move of our corporate headquarters to Las Vegas, Nevada, from Memphis, Tennessee. The move, to be completed in 2000, is being accomplished in phases and the costs of the relocation are being expensed as incurred. Certain headquarters employees elected not to accept an offer to move, and the positions of other employees were eliminated as part of a staff reorganization conducted in advance of the move. The expenses for the severance payable to these employees were accrued when the employee became eligible for the severance payments.

9. Income Taxes

Our federal and state income tax provision (benefit) allocable to identified income statement and balance sheet line items was as follows:


                                               1999          1998          1997
                                           --------      --------      --------

Income before income taxes and
   minority interests .................... $128,914      $ 74,600      $ 68,746
Extraordinary loss .......................   (5,990)      (10,522)       (4,477)
Stockholders' equity
   Unrealized gain (loss)
     on marketable
     equity securities ...................    2,118         2,110       (16,362)
   Compensation expense for
     tax purposes in excess of
     amounts recognized
     for financial reporting
     purposes ............................   (2,625)         (787)         (702)
                                           --------      --------      --------
                                           $122,417      $ 65,401      $ 47,205
                                           ========      ========      ========

      Income tax expense attributable to Income before income taxes and minority interests consisted of the following:


                                           1999            1998            1997
                                      ---------         -------        --------

United States
   Current
     Federal .......................   $ 69,567         $45,084        $ 78,306
     State .........................      7,429           6,531           5,407
   Deferred ........................     34,052          22,985         (14,967)
Other countries
   Current .........................     17,866              --              --
                                       --------         -------        --------
                                       $128,914         $74,600        $ 68,746
                                       ========         =======        ========

(Dollars in thousands, unless otherwise stated)

--------------------------------------------------------------------------------

The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interests were as follows:


                                                   1999       1998       1997
                                                   ----       ----       ----

Statutory tax rate .............................   35.0%      35.0%      35.0%
Increases (decreases) in tax
   resulting from:
     State taxes, net of federal
        tax benefit ............................    1.4        2.2        2.2
     Goodwill amortization .....................    1.3        1.1         --
     Minority interests in
        partnership earnings ...................   (1.1)      (1.2)      (1.4)
     Other .....................................   (0.7)      (0.4)       1.6
                                                   ----       ----       ----
Effective tax rate .............................   35.9%      36.7%      37.4%
                                                   ====       ====       ====

The components of our net deferred tax balance included in the Consolidated Balance Sheets were as follows:


                                                        1999               1998
                                                       -----              -----

Deferred tax assets
   Compensation programs ........................  $  41,670          $  25,447
   Bad debt reserve .............................     12,951              4,735
   Self-insurance reserves ......................      7,910              5,302
   Deferred income ..............................      1,278              1,137
   Project opening expenses .....................      1,274              2,573
   Debt costs ...................................        768              1,592
   Investments in
     nonconsolidated affiliates .................         --             31,773
   Other ........................................      3,308              4,423
                                                   ---------          ---------
                                                      69,159             76,982
                                                   ---------          ---------
Deferred tax liabilities
   Property .....................................   (173,963)           (60,016)
   Management contract ..........................    (45,547)           (46,733)
   Trademarks ...................................    (41,697)           (23,212)
   Investment in
     nonconsolidated affiliates .................     (3,699)                --
                                                   ---------          ---------
                                                    (264,906)          (129,961)
                                                   ---------          ---------
   Net deferred tax liability ...................  $(195,747)         $ (52,979)
                                                   =========          =========

10. Extraordinary Items

The components of our net extraordinary losses were as follows:


                                                 1999         1998         1997
                                                ------       ------      ------

Losses on early
   extinguishments of debt ................. $(17,023)    $(27,824)    $(12,611)
Harrah's Entertainment's share
   of nonconsolidated affiliate's
   extraordinary loss ......................       --       (2,391)          --
                                             --------     --------     --------
                                              (17,023)     (30,215)     (12,611)
Income tax benefit .........................    5,990       10,522        4,477
                                             --------     --------     --------
Extraordinary losses,
   net of income taxes ..................... $(11,033)    $(19,693)    $ (8,134)
                                             ========     ========     ========

      The extraordinary losses on early extinguishments of debt are due to the premiums paid to the holders of the debt retired and the write-off of related unamortized deferred finance charges. See Note 5 for information regarding the specific debt issues retired in each period. Our 1998 results also include our share of an extraordinary loss incurred by a nonconsolidated affiliate as a result of that entity's reorganization and refinancing of its debt.

11. Supplemental Cash Flow Information

The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:


                                               1999          1998          1997
                                              ------       ------        ------

Long-term accounts
   Deferred costs and
     other assets ....................     $ 51,717      $ (6,457)     $ (1,746)
   Deferred credits and
     other long-term liabilities .....        4,825        23,717           294
                                           --------      --------      --------
        Net change in
          long-term accounts .........     $ 56,542      $ 17,260      $ (1,452)
                                           ========      ========      ========
Working capital accounts
   Receivables .......................     $(53,620)     $(21,734)     $(12,062)
   Inventories .......................         (307)       (1,269)         (565)
   Prepayments and other .............       75,986        (2,134)       (3,454)
   Other current assets ..............           --            --            27
   Accounts payable ..................       (1,849)       13,561         5,606
   Accrued expenses ..................      (90,371)      (33,668)       14,161
                                           --------      --------      --------
        Net change in working
          capital accounts ...........     $(70,161)     $(45,244)     $  3,713
                                           ========      ========      ========

--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES. The following table reconciles our Interest expense, net of interest capitalized, per the Consolidated Statements of Income, to cash paid for interest:


                                               1999          1998          1997
                                              -----        ------         -----

Interest expense, net of
   amount capitalized ................     $193,407      $117,270       $79,071
Adjustments to reconcile
   to cash paid for interest
     Net change in accruals ..........       (2,011)      (16,917)       (5,961)
     Amortization of deferred
        finance charges ..............       (4,459)       (4,982)       (3,021)
     Net amortization of
        discounts and premiums .......          543            74           (12)
                                           --------     ---------     ----------
Cash paid for interest,
   net of amount capitalized .........     $187,480      $ 95,445       $70,077
                                           ========     =========     =========
Cash payments for income taxes,
   net of refunds (Note 9) ...........     $ 77,534      $ 51,785       $36,479
                                           ========     =========     ==========

12. Commitments and Contingencies

CONTRACTUAL COMMITMENTS. We continue to pursue additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Harrah's Entertainment of third party debt and development completion guarantees. Excluding guarantees and commitments for New Orleans (see Notes 15 and 18), as of December 31, 1999, we had guaranteed third party loans and leases of $100.5 million, which are secured by certain assets, and had commitments of $238.8 million, primarily construction-related.

      During second quarter 1999, we performed under our guarantee of the Upper Skagit Tribe's development financing and purchased their receivable from the lender for $11.4 million. Under the terms of our agreement with the Tribe, they have agreed to fund the retirement of this debt. The Tribe is attempting to secure new financing; however, there is no assurance that their efforts will be successful and that the receivable will be collected.

      The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled payments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. As of December 31, 1999, the aggregate monthly commitment pursuant to these contracts, which extend for periods of up to 60 months from December 31, 1999, was $1.1 million.

SEVERANCE AGREEMENTS. As of December 31, 1999, the Company has severance agreements with 47 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment of 1.5 to 3.0 times the executive's average annual compensation, as defined, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's Entertainment's incentive plans. The estimated amount, computed as of December 31, 1999, that would be payable under the agreements to these executives based on earnings and stock options aggregated approximately $88 million.

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

(Dollars in thousands, unless otherwise stated)

--------------------------------------------------------------------------------

13. Litigation

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

14. Employee Benefit Plans

We have established a number of employee benefit programs for purposes of attracting, retaining and motivating our employees. The following is a description of the basic components of these programs.

STOCK OPTION PLAN. Our employees may be granted options to purchase shares of common stock under the Harrah's Entertainment Stock Option Plan ("SOP"). An SOP grant typically vests in equal installments over a four-year period and allows the option holder to purchase stock over specified periods of time, generally ten years from the date of grant, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after February 2008. All outstanding stock options under Rio's stock option plans at the date of our merger were fully vested and converted, at the same terms and conditions as originally granted, into options for Harrah's Entertainment common stock. No options for additional shares may be granted under the Rio plans, and any options cancelled under the Rio plans may not be re-issued.

      A summary of SOP activity for 1997, 1998 and 1999 is as follows:

                                                                                                               Number of
                                                                                                            Common Shares
                                                                             Weighted Avg.         --------------------------------
                                                                            Exercise Price             Options            Available
                                                                                (Per Share)        Outstanding            For Grant
                                                                            --------------         -----------            ---------

Balance - December 31, 1996 ...............................................         $16.95           5,972,518            2,868,672
   Granted ................................................................          18.93           2,495,903           (2,495,903)
   Exercised ..............................................................           7.70            (196,905)                  --
   Canceled ...............................................................          19.29            (946,944)             946,944
                                                                                                    ----------            ---------
Balance - December 31, 1997 ...............................................          17.57           7,324,572            1,319,713
   Additional shares authorized ...........................................            N/A                  --            3,500,000
   Granted ................................................................          15.94           3,891,119           (3,891,119)
   Exercised ..............................................................          10.29            (241,409)                  --
   Canceled ...............................................................          19.71            (661,128)             661,128
                                                                                                    ----------            ---------
Balance - December 31, 1998 ...............................................          16.99          10,313,154            1,589,722
   Additional shares authorized ...........................................            N/A                  --            2,500,000
   Rio acquisition ........................................................          14.74           3,442,955                   --
   Granted ................................................................          23.20           3,133,783           (3,133,783)
   Exercised ..............................................................          14.95          (2,444,747)                  --
   Canceled ...............................................................          18.17            (725,346)             725,346
   Rio plans cancellations ................................................          18.24             (14,500)                  --
                                                                                                    ----------            ---------
Balance - December 31, 1999 ...............................................          18.14          13,705,299            1,681,285
                                                                                                    ==========            =========


                                           1999             1998            1997
                                          ------           ------         ------

Options exercisable at
   December 31 .................       4,727,341       2,257,662       1,536,964
Weighted average fair
   value per share of options
   granted during year .........          $11.74           $7.39           $9.98

      The following table summarizes additional information regarding the options outstanding at December 31, 1999:

                          Options Outstanding              Options Exercisable
                 -------------------------------------   -----------------------
                                 Weighted
                                  Average     Weighted                  Weighted
   Range of                     Remaining      Average                   Average
   Exercise           Number     Contract     Exercise        Number    Exercise
   Prices        Outstanding         Life        Price   Exercisable       Price
-------------    -----------    ---------     --------   -----------    --------

$ 3.00-$15.50     5,362,334    7.1 years       $13.57     2,370,735      $12.60
 15.63- 21.47     5,685,993    7.7 years        18.55     1,864,345       18.90
 22.55- 35.59     2,656,972    9.0 years        26.51       492,261       24.44
                 ----------                               ---------
                 13,705,299                               4,727,341
                 ==========                               =========

As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," we apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for the SOP and, accordingly, do not recognize compensation expense. Had compensation expense for the SOP been

--------------------------------------------------------------------------------

determined in accordance with SFAS No. 123, our Net income and Earnings per share would have been reduced to the pro forma amounts indicated in the following table:


                                  1999                       1998                        1997
                         ----------------------     ----------------------      ---------------------
                               As           Pro           As           Pro            As          Pro
                         Reported         Forma     Reported         Forma      Reported        Forma
                         --------         -----     --------         -----      --------        -----

Net income ............  $208,470      $193,631     $102,024       $93,628      $99,388       $89,570
Earnings per share
     Basic ............      1.65          1.54         1.02          0.93         0.99          0.89
     Diluted ..........      1.62          1.50         1.00          0.92         0.98          0.88

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                 1999            1998      1997
                                                ------         ------      -----

Expected dividend yield .......................   0.0%           0.0%       0.0%
Expected stock price volatility ...............  40.0%          47.0%      41.0%
Risk-free interest rate .......................   5.9%           4.3%       5.8%
Expected average life of options (years) ......   6              5          7

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

      The Company has issued time accelerated restricted stock ("TARSAP") awards to certain key executives which will fully vest on January 1, 2002, if the executive continues in active employment until that date. However, the vesting of some or all of these shares can be accelerated into the years 2000 and 2001 on the basis of our financial performance. The expense arising from the TARSAP awards is being amortized to expense over the periods in which the restrictions lapse.

      The number and weighted-average grant-date fair value of RSP shares granted, and the amortization expense recognized, during 1999, 1998 and 1997, including the TARSAP awards, were as follows:


                                           1999            1998             1997
                                          ------          ------          ------

Number of shares granted .............. 560,085         990,893          309,833
Weighted-average grant
   price per share ....................  $23.62          $17.26           $19.46
Amortization expense
   (In millions) ......................     9.7             6.9              4.5

SAVINGS AND RETIREMENT PLAN. We maintain a defined contribution savings and retirement plan, which, among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which is fully matched. Amounts contributed to the plan are invested, at the participant's direction, in a Harrah's company stock fund, a diversified stock fund, an aggressive stock fund, a long-term bond fund, an income fund and/or a treasury fund. Participants become vested in the matching contribution over five years of credited service. Our contribution expense for this plan was $22.2 million, $18.1 million and $14.6 million in 1999, 1998 and 1997, respectively.

DEFERRED COMPENSATION PLANS. Harrah's maintains deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of the Company and earn interest at rates approved by the Human Resources Committee of the Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 1999 and 1998 was $59.3 million and $49.6 million, respectively. In connection with the administration of one of these plans, we have purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

MULTI-EMPLOYER PENSION PLAN. Approximately 4,900 of our employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $4.2 million, $4.4 million and $2.4 million in 1999, 1998 and 1997, respectively, for such plans. The plans' administrators do not provide sufficient information to enable us to determine our share, if any, of unfunded vested benefits.

(Dollars in thousands, unless otherwise stated)

--------------------------------------------------------------------------------

15. Nonconsolidated Affiliates

NEW ORLEANS CASINO. We have an approximate 43% ownership interest in the parent of Jazz Casino Company, L.L.C. ("JCC"), the company which owns and operates the exclusive land-based casino (the "Casino") in New Orleans, Louisiana. We manage that Casino pursuant to a management agreement between JCC and a subsidiary of our Company. We have (i) guaranteed JCC's initial $100.0 million annual payment under the Casino operating contract to the State of Louisiana gaming board (the "State Guarantee"), (ii) guaranteed $166.5 million of a $236.5 million JCC bank credit facility, and (iii) made a $22.5 million subordinated loan to JCC to finance construction of the Casino.

      With respect to the State Guarantee, we are obligated to guarantee JCC's first $100 million annual payment obligation commencing upon the October 28, 1999, opening of the Casino, and, if certain cash flow tests (for the renewal periods beginning April 1, 2001) and other conditions are satisfied each year, to renew the guarantee beginning April 1, 2000, for each 12 month period ending March 31, 2004. Our obligations under the guarantee for the first year of operations or any succeeding 12 month period is limited to a guarantee of the $100 million payment obligation of JCC for the 12 month period in which the guarantee is in effect and is secured by a first priority lien on JCC's assets. JCC's payment (and therefore the amount we have guaranteed) is $100 million at commencement of each 12 month period under the Casino operating contract and declines on a daily basis by 1/365 of $100 million to the extent payments are made each day by JCC to Louisiana's gaming board. (See Note 18.)

DISPOSITIONS OF EQUITY INTERESTS. In 1999 we sold our shares of Star City casino and recorded a pretax gain of $43.5 million. We also sold our interest in Sodak Gaming, Inc. to a gaming equipment manufacturing company and recorded a pretax gain of $16.3 million.

      During 1998, we sold our remaining equity interest in a restaurant affiliate and recognized a gain on the sale of $13.1 million.

      During 1997, we sold our remaining 12.5% ownership interest in Sky City Limited ("Sky City"), a New Zealand publicly-traded company which owns a casino entertainment facility in Auckland, New Zealand, and recorded a pretax gain of $37.4 million.

COMBINED FINANCIAL INFORMATION. Summarized balance sheet and income statement information of nonconsolidated affiliates, which we accounted for using the equity method, as of December 31, 1999 and 1998, and for the three fiscal years ended December 31, 1999, is included in the following tables.


                                           1999            1998            1997
                                          ------          ------          ------

Combined Summarized Balance
   Sheet Information
     Current assets ............    $    73,560     $   111,218
     Land, buildings and
        equipment, net .........        570,204       1,094,195
     Other assets ..............        130,889         355,505
                                    -----------     -----------
          Total assets .........        774,653       1,560,918
                                    -----------     -----------
     Current liabilities .......        100,336          96,095
     Long-term debt ............        437,756         808,334
                                    -----------     -----------
          Total liabilities ....        538,092         904,429
                                    -----------     -----------
            Net assets .........    $   236,561     $   656,489
                                    ===========     ===========
Combined Summarized
   Statements of Operations
     Revenues ..................    $   116,236     $   299,292     $    23,464
                                    ===========     ===========     ===========
     Operating loss ............    $   (77,595)    $    (2,774)    $   (44,115)
                                    ===========     ===========     ===========
     Net loss ..................    $  (108,082)    $   (33,245)    $   (39,290)
                                    ===========     ===========     ===========

      Our Investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

                                                             1999           1998
                                                         --------       --------

Investments in and advances
   to nonconsolidated affiliates
     Accounted for under the equity
        method ...................................       $167,828       $231,366
     Accounted for at historical cost ............             --         15,087
     Available for sale and recorded
        at market value ..........................            683         27,055
                                                         --------       --------
                                                         $168,511       $273,508
                                                         ========       ========

      In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we adjust the carrying value of our available for sale

--------------------------------------------------------------------------------

equity investments to include unrealized gains or losses. A corresponding adjustment is recorded in the combination of our stockholders' equity and deferred income tax accounts.

16. Summarized Financial Information

HOC is a wholly-owned subsidiary and the principal asset of Harrah's Entertainment and the issuer of certain debt securities which have been guaranteed by Harrah's Entertainment. Due to the comparability of HOC's consolidated financial information with that of Harrah's Entertainment, complete separate financial statements and other disclosures regarding HOC have not been presented. Management has determined that such information is not material to holders of HOC's debt securities. Summarized financial information of HOC as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999, prepared on the same basis as Harrah's Entertainment was as follows:


                                                1999          1998          1997
                                               ------        ------        -----

Current assets .......................    $  481,437    $  271,247
Land, buildings, riverboats and
   equipment, net ....................     3,061,230     1,870,157
Other assets .........................     1,218,866     1,136,750
                                          ----------    ----------
                                           4,761,533     3,278,154
                                          ----------    ----------
Current liabilities ..................       353,534       209,651
Long-term debt .......................     2,540,268     1,999,354
Other liabilities ....................       349,782       187,247
Minority interests ...................        18,949        14,906
                                          ----------    ----------
                                           3,262,533     2,411,158
                                          ----------    ----------
     Net assets ......................    $1,499,000    $  866,996
                                          ==========    ==========
Revenues .............................    $3,024,027    $2,003,861    $1,618,998
                                          ==========    ==========    ==========
Income from operations ...............    $  481,183    $  286,703    $  213,942
                                          ==========    ==========    ==========
Income before extraordinary
   losses ............................    $  219,598    $  120,632    $  105,343
                                          ==========    ==========    ==========
Net income ...........................    $  208,565    $  100,939    $   97,209
                                          ==========    ==========    ==========

      Certain of our debt guarantees contain certain covenants which, among other things, place limitations on HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's Entertainment. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments was approximately $1.5 billion at December 31, 1999.

17. Players International, Inc.

In August 1999, we signed a definitive agreement to acquire Players International, Inc. ("Players"). Players operates a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri, and a horse racetrack in Paducah, Kentucky. Players and Harrah's jointly operate a landside hotel and entertainment facility at the Maryland Heights property, a suburb of St. Louis. Players' shareholders will receive $8.50 in cash for each share outstanding and we will assume approximately $150 million of Players' debt. The acquisition will be funded through our Bank Facility and will be accounted for as a purchase. Completion of the transaction is subject to various conditions, including regulatory approvals.

18. Subsequent Event

On February 28, 2000, we were notified by JCC that it was suspending payment of the daily payments to the State of Louisiana until JCC is able to generate sufficient cash flow to pay its operating expenses and make the daily payments. On February 29, 2000, the State made a demand on the Company under the State Guarantee, and we began funding the daily payment to the State on that date. We have also agreed, subject to certain conditions, to renew the State Guarantee for the period April 1, 2000, until March 31, 2001. See Note 15 for further discussion of the State Guarantee.

Management's Report on Financial Statements

--------------------------------------------------------------------------------

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

      The Board of Directors pursues its responsibility for Harrah's Entertainment's financial statements through its Audit Committee, which is composed solely of directors who are not Harrah's Entertainment officers or employees. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Harrah's Entertainment's internal auditors report directly to the Audit Committee pursuant to gaming regulations. The independent public accountants have direct access to the Audit Committee, with and without the presence of management representatives.


/s/ Philip G. Satre
Philip G. Satre
Chairman of the Board
and Chief Executive Officer


/s/ Judy T. Wormser
Judy T. Wormser
Vice President, Controller
and Chief Accounting Officer

Report of Independent Public Accountants

--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries ("Harrah's Entertainment") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years ended December 31, 1999. These financial statements are the responsibility of Harrah's Entertainment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's Entertainment as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Anderson LLP
Las Vegas, Nevada,
February 8, 2000 (except with
     respect to the matter discussed
     in Note 18, as to which the
     date is February 29, 2000).

HARRAH'S ENTERTAINMENT, INC.
QUARTERLY RESULTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                    First            Second            Third            Fourth
                                                  Quarter           Quarter           Quarter           Quarter              Year
                                                  -------           -------           -------           -------              ----

1999(1)
   Revenues ..............................     $  711,668        $  751,137        $  814,054        $  747,569        $3,024,428
   Income from operations ................        112,483           123,504           155,921            89,129           481,037
   Net income ............................         34,097            40,548            74,634            59,191           208,470
   Earnings per share(3)
     Basic ...............................           0.27              0.32              0.59              0.47              1.65
     Diluted .............................           0.27              0.31              0.58              0.45              1.62
1998(2)
   Revenues ..............................     $  414,447        $  478,634        $  586,242        $  524,692        $2,004,015
   Income from operations ................         58,066            71,855           109,202            48,723           287,846
   Net income ............................         23,236            20,406            44,202            14,180           102,024
   Earnings per share(3)
     Basic ...............................           0.23              0.20              0.44              0.14              1.02
     Diluted .............................           0.23              0.20              0.44              0.14              1.00

(1) 1999 includes $16.3 million recognized in third quarter and $43.5 million recognized in fourth quarter in pretax gains from the sales of our equity interests in nonconsolidated affiliates. 1999 also includes the financial results of Rio Hotel & Casino, Inc., from its January 1, 1999, date of acquisition.
(2) 1998 includes $13.2 million in pretax income from the second quarter sale of our interest in a restaurant subsidiary. 1998 also includes the operating results for Showboat, Inc., for periods after its June 1, 1998, acquisition.
(3) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.