Form 10-K405, Exhibit 13
period 2000-12-31
HARRAHS ENTERTAINMENT INC
filed 2001-03-28
CIK 858339

                      FINANCIAL AND STATISTICAL HIGHLIGHTS

  (IN MILLIONS, EXCEPT COMMON STOCK DATA AND FINANCIAL PERCENTAGES AND RATIOS)

          (SEE NOTES 1 AND 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS)


                                                        2000(a)       (1999(b)       1998(c)       1997(d)       1996(e)  COMPOUND
                                                        -------       --------       -------       -------       -------   GROWTH
                                                                                                                            RATE
                                                                                                                            ----
OPERATING DATA
Revenues .......................................    $   3,471.2    $   3,024.4   $   2,004.0   $   1,619.2   $   1,586.0     21.6 %
Income from operations .........................          282.7          481.0         287.8         213.5         236.9      4.5 %
Income before income taxes and minority interest           17.8          359.6         203.3         183.6         172.1    (43.3)%
Income (loss) from continuing operations .......          (11.3)         219.5         121.7         107.5          98.9      N/M
Net income (loss) ..............................          (12.1)         208.5         102.0          99.4          98.9      N/M
COMMON STOCK DATA
Earnings (loss) per share-diluted
  Continuing operations ........................          (0.09)          1.71          1.19          1.06          0.95      N/M
  Net income (loss) ............................          (0.10)          1.62          1.00          0.98          0.95      N/M
FINANCIAL POSITION
Total assets ...................................        5,166.1        4,766.8       3,286.3       2,005.5       1,974.1     27.2 %
Long-term debt .................................        2,835.8        2,540.3       1,999.4         924.4         889.5     33.6 %
Stockholders' equity ...........................        1,269.7        1,486.3         851.4         735.5         719.7     15.3 %
CASH FLOWS
Provided by operating activities ...............          547.6          490.1         297.9         255.1         285.7     17.7 %
Property EBITDA (f) ............................          886.5          792.9         512.6         402.9         440.2     19.1 %
Capital expenditures ...........................          568.3          430.1         245.2         290.5         390.0      9.9 %
FINANCIAL PERCENTAGES AND RATIOS
Return on revenues-continuing ..................           (0.3)%          7.3%          6.1%          6.6%          6.2%
Return on average invested capital (g) .........            2.9 %          8.1%          8.0%          8.6%          8.8%
Return on average equity (g) ...................           (0.8)%         15.5%         15.3%         14.9%         14.5%
Ratio of earnings to fixed charges .............            2.2            2.7           2.4           2.8           2.8

N/M = Not Meaningful

----------

(a) 2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc. from its March 22, 2000, date of acquisition.

(b) 1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. 1999 also includes financial results of Rio Hotel & Casino, Inc. from its January 1, 1999, date of acquisition.

(c) 1998 includes $7.5 million in pretax charges for write- downs and reserves and a $13.2 million gain on the sale of equity interests in a nonconsolidated restaurant subsidiary. 1998 also includes the financial reports of Showboat, Inc. from its June 1, 1998, date of acquisition.

(d) 1997 includes $13.8 million in pretax charges for write-downs and reserves and a $37.4 million gain on the sale of equity in a New Zealand subsidiary.

(e) 1996 includes $52.2 million in pretax charges for write-downs and reserves.

(f) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Property EBITDA consists of operating profit before depreciation and amortization, write-downs, reserves and recoveries and project opening costs. See Exhibit 12 to our 2000 Form 10-K for the computation of property EBITDA. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

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

      From an overall financial perspective, 2000 was a year of contrasts for our Company with a few significant issues overshadowing an otherwise strong performance. Disappointing results at Harrah's New Orleans and National Airlines, Inc. ("NAI") and the ultimate announcements in January 2001 and December 2000, respectively, of bankruptcy reorganizations for both companies triggered significant charges for reserves and resulted in an adverse impact to our earnings.

JCC HOLDING COMPANY

The Company has an approximate 40% beneficial ownership interest in JCC Holding Company and its subsidiary, Jazz Casino Company, LLC (collectively, "JCC"). JCC owns and operates a land-based casino in New Orleans, Louisiana (the
"Casino"), which is managed by a subsidiary of the Company.

      Initially, the Company guaranteed a $100 million annual payment obligation of JCC owed to the State of Louisiana gaming board (the "State Obligation") for the period from October 28, 1999 to October 28, 2000 (the "Initial State Guarantee"). In accordance with an existing agreement, the Initial State Guarantee was replaced with a new guarantee (the "Current State Guarantee"), pursuant to which the Company has guaranteed the State Obligation for the period from April 1, 2000, to March 31, 2001. JCC is required to make daily payments of approximately $273,973 to satisfy the State Obligation. The
Current State Guarantee obligation is reduced to the extent JCC makes such daily payments. Payments made to the State by the Company pursuant to the Initial State Guarantee and the Current State Guarantee are secured by a first priority collateral security interest in JCC's assets. Payments made to the State by the Company on behalf of JCC under the Initial State Guarantee and the Current State Guarantee during 2000 totaled $44.1 million.

      Subject to the satisfaction of certain cash flow tests and other conditions each year, the Company would have been required to provide a new guarantee to the State for each of the 12-month periods ending March 31, 2002, 2003 and 2004. For the period ending March 31, 2002, the requirement to provide a new guarantee was conditioned upon, among other things, JCC producing net cash flow, as defined, of at least $15 million for the 12-month period ending November 30, 2000. JCC did not satisfy this cash flow test, and the Company gave notice to JCC on December 28, 2000, that it would not renew the Current State Guarantee for the 12-month period ending March 31, 2002.

      On January 4, 2001, JCC filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with its reorganization, JCC proposed a plan which contemplates a substantial reduction in the minimum annual payment to the State, a reduction in costs associated with the City of New Orleans lease, modifications of Casino operating restrictions and the agreement of major creditors, including the Company, to a restructuring of JCC's debts. On March 15, 2001, the City of New Orleans City Council adopted ordinances to reduce the City's annual payments from JCC by approximately
$5 million. On March 19, 2001 the reorganization plan was confirmed by the bankruptcy court, On March 21, 2001, the State enacted legislation to (i) reduce the State Obligation from $1.00 million to $50 million in the first year and $60 million thereafter and (ii) relax certain Casino operating restrictions by permitting the Casino to offer certain food and hotel services. Final consummation of the reorganization plan is subject to completion of legal documentation satisfactory to all parties, as well as satisfaction of all other conditions to plan consummation.

      Assuming JCC's reorganization plan is consummated, we will guarantee the State Obligation of S50 million in the first year and $60 million for three subsequent years. The Company would receive a fee for providing this guarantee. In addition to the proposed changes in the State Agreements, under the reorganization plan, JCC's capital structure would be changed and the Company would own 49% of the new equity in JCC and hold approximately $51 million of the new debt of JCC. There would be a new $35 million JCC revolving credit facility at market terms, which the Company would provide. The Company has also agreed to changes in the management agreement, which would, among other things, (i) change the base management fee to an incentive management fee based on earnings of the business before interest expense, income taxes, depreciation and amortization and management fees, (ii) require the Company to provide certain administrative services to JCC as part of its management fee without any reimbursement from JCC and (iii) provide for termination of management services if minimum performance thresholds are not met.

      Due to the filing of bankruptcy by JCC, in fourth quarter 2000 we recorded reserves of $220 million for receivables not expected to be recovered in JCC's reorganization plan. Failure by JCC to consummate its reorganization plan would likely result in loss of its State gaming license and could result in further financial impact to the Company of approximately $73 million, plus any additional amounts funded under the Current State Guarantee.

NAI

We have an approximate 48% ownership interest in NAI, an airline company in Las Vegas, which opened for business in May 1999. During 1999 and 2000, we provided $17.4 million in loans to NAI and letters of credit on their behalf of $24.6 million dollars. We have an agreement with another investor of NAI whereby that investor is obligated to reimburse us for approximately 56% of any amount that we might pay in response to demands on the letters of credit. In December 2000, NAI filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. In response to that filing, we recorded write-offs and reserves in fourth quarter 2000 totaling $39.4 million for our investment in and loans to NAI and our net exposure under the letters of credit.


OPERATING RESULTS AND DEVELOPMENT PLANS

OVERALL


(In millions, except                                                            Percentage
earnings per share)                                                         Increase/(Decrease)
                                                                            ---------------------
                                    2000           1999          1998       00 vs 99    99 vs 98
                                 -----------    -----------   -----------   --------    ---------
Casino revenues .............    $   2,852.0    $   2,424.2   $   1,660.3      17.6 %      46.0%
Net revenues ................        3,471.2        3,024.4       2,004.0      14.8 %      50.9%
Operating profit ............          416.1          594.8         354.2     (30.0)%      67.9%
Income from operations.......          282.7          481.0         287.8     (41.2)%      67.1%

Income(loss) before
  extraordinary items .......          (11.3)         219.5         121.7       N/M        80.4%

Net income(loss) ............          (12.1)         208.5         102.0       N/M       104.4%
Earnings(loss) per share -
  diluted
   Before extraordinary items          (0.09)          1.71          1.19       N/M        43.7%
   Net income(loss) .........          (0.10)          1.62          1.00       N/M        62.0%
Operating margin ............           8.1%          15.9%         14.4%      (7.8)pts     1.5pts

N/M = NOT MEANINGFUL


2000 revenues grew 14.8% over 1999 as a result of the acquisition of Players International, Inc. ("Players") in March 2000 and revenue growth at most of our properties. This continues the trends we reported for 1999 and 1998 and confirms the success of our strategy of growing same store sales through customer loyalty. Significant contributors to our revenue growth over the three years presented above were the strategic acquisitions of Players, Rio Hotel &
Casino, Inc. ("Rio") and Showboat, Inc. ("Showboat"). However, even without the impact of these acquisitions, we achieved significant "same store" revenue growth in 2000. The following table reflects the gaming revenues for the 12 company-owned casinos open throughout the three-year period and for casinos acquired in the acquisitions of Players in March 2000, Rio in January 1999 and Showboat in June 1998.


(In millions)                                                         Percentage
                                                                  Increase/(Decrease)
                                                                 --------------------
                              2000         1999         1998     00 vs 99    99 vs 98
                           ----------   ----------   ----------  --------    --------
Casino revenues
  Harrah's ...........     $  1,800.8   $  1,626.5   $  1,458.9      10.7 %     11.5%
  Showboat acquisition          590.6        556.0        201.4       6.2 %      N/M
  Rio acquisition ....          184.6        241.7           --     (23.6)%      N/M
  Players acquisition           276.0           --           --       N/M         --
                           ----------   ----------   ----------
  Total ..............     $  2,852.0   $  2,424.2   $  1,660.3      17.6 %     46.0%
                           ==========   ==========   ==========

N/M = NOT MEANINGFUL

Contradicting the revenue growth is the decline in operating profit, net income
(loss) and diluted earnings per share in 2000 as compared to 1999, driven primarily by fourth quarter charges for Harrah's New Orleans and NAI and lower results at the Rio. Comparison of our year-over-year results is complicated by these unusual charges in 2000. The table below presents a pro forma comparison of our operating results, which have been adjusted to exclude 2000 charges for New Orleans and NAI, 1999 and 1998 gains from sales of equity interests in subsidiaries, 1998 venture restructuring costs and the estimated tax effects of those charges in each year.


(In millions, except                                                          Percentage
earnings per share)                                                       Increase/(Decrease)
                                                                         --------------------
                                   2000          1999          1998      00 vs 99    99 vs 98
                               -----------   -----------   -----------   --------    --------
Total revenues .............    $   3,471.2   $   3,024.4   $   2,004.0      14.8 %     50.9%
Operating profit ...........          636.1         594.8         354.2       6.9 %     67.9%
Income from operations .....          502.7         481.0         293.9       4.5 %     63.7%

Income before
  extraordinary items .......         164.0         181.8         117.3      (9.8)%     55.0%

Net income ..................         163.3         170.8          97.6       4.4 %     75.0%
Earnings per share - diluted
   Before extraordinary items          1.38          1.41          1.16      (2.1)%     21.6%

   Net income ...............          1.37          1.33          0.96       3.0 %     38.5%
Operating margin ............         14.5%         15.9%         14.7%      (1.4)pts    1.2pts

STRATEGIC ACQUISITIONS

One facet of our growth strategy has been the pursuit of acquisitions to further enhance our distribution, strengthen our access to target customers and leverage our technological and centralized services infrastructure. The following provides a brief review of our acquisition activities.

SHOWBOAT, INC. We acquired Showboat on June 1, 1998, for $30.75 per share in an all cash transaction and assumption of approximately $635.0 million of Showboat's outstanding debt. Our acquisition of Showboat gives us a stronger presence in the two key growth and feeder markets of Atlantic City and Chicago. In Atlantic City, Showboat provides us with a strong additional brand in a strategic Boardwalk location that complements our Harrah's brand location in the Marina district. In the Chicago market, the combination of Showboat's riverboat casino complex southeast of Chicago in neighboring Indiana, which has been re-branded as a Harrah's casino, and Harrah's in Joliet, Illinois, southwest of Chicago, makes it possible for us to seek the loyalty of a broader share of visitors from the Chicago area. Our acquisition of Showboat was accounted for as a purchase.

      Also included in the Showboat acquisition was a 24.6% equity ownership interest in the Star City casino in Sydney, Australia and an agreement to manage that casino. In fourth quarter 1999, we sold our ownership interest in the Star City casino, and in first quarter 2000, we completed the sale of our management interests in that property. We received net proceeds of approximately $200 million from these sales. (See Other Factors Affecting Net Income.)

      During first quarter 2000, we completed the sale for cash of the Showboat Las Vegas property, which was acquired in our purchase of Showboat, Inc. At the time of the Showboat acquisition, the Showboat Las Vegas property was determined to be a nonstrategic asset for us and was reported as an asset-held-for-sale in our financial statements. No gain or loss resulted from the sale of this asset.

RIO HOTEL & CASINO, INC. We completed our merger with Rio on January 1, 1999, issuing approximately 25 million shares of our common stock to acquire all of Rio's outstanding shares in a one-for-one transaction and assuming Rio's outstanding debt of approximately $432 million. The addition of the Rio to the family of Harrah's Entertainment properties provides our customers who frequent Las Vegas a choice between two distinct, high-quality experiences, a high quality Las Vegas strip destination and a high-quality resort experience. In addition to the Rio property, our acquisition also included Rio Secco, an 18-hole championship golf course, and approximately 35 acres adjacent to the Rio, which is available for further development. We accounted for our merger with Rio as a purchase.

PLAYERS INTERNATIONAL, INC. In March 2000, we completed our acquisition of Players, paying $8.50 in cash for each outstanding share and assuming $150 million of Players outstanding debt. Players operated a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a horse racetrack in Paducah, Kentucky. Players and Harrah's Entertainment jointly operated a landside hotel and entertainment facility at the Maryland Heights property, a suburb of St. Louis. The operations of the Players facility in Maryland Heights were consolidated with the adjacent Harrah's operation in second quarter 2000, and the Lake Charles facility was converted to the Harrah's brand in fourth quarter 2000. The Metropolis facility is expected to be converted to the Harrah's brand name after integration of our systems and technology, including Total Rewards, which we anticipate will occur in the second half of 2001.


WESTERN REGION


(In millions)                                                  Percentage
                                                          Increase/(Decrease)
                                                        ---------------------
                             2000        1999    1998   00 vs 99     99 vs 98
                         --------    --------  ------   --------     --------
Casino revenues........  $  726.8    $  730.1  $457.6       (0.5)%       59.5%
Total revenues.........   1,141.7     1,147.9   642.6       (0.5)%       78.6%
Operating profit.......     127.9       182.4    94.3      (29.9)%       93.4%
Operating margin.......      11.2%       15.9%   14.7%      (4.7)pts      1.2pts


SOUTHERN NEVADA. Revenue and operating profit decreases in Southern Nevada in 2000 were due to Rio's table games hold percentage, which ran well below historical average throughout much of the year. In addition to the revenue shortfalls, Rio's operating margin was impacted by increased entertainment costs. Our other Southern Nevada properties posted record revenues in 2000, a 10.1% increase over 1999 revenues for those properties. Harrah's Las Vegas set record revenues for the third consecutive year and Harrah's Laughlin set record revenues for the second consecutive year. Operating profits for Southern Nevada properties, excluding Rio, were up 24.3% over 1999. These increases were driven by growth in cross-market play, more effective marketing programs and improved margins.

      The increase in revenues and operating profit in 1999 over 1998 was due primarily to the acquisition of Rio, which contributed $463.7 million in revenues in the Western region that year. However, even without the addition of Rio, Southern Nevada posted record revenues for 1999, an increase of 6.8% over 1998 revenues. 1999 operating profit for Southern Nevada, excluding the impact of Rio, increased 30.5% over 1998.

      In second quarter 2000, Rio opened its new $32 million showroom complex, which includes a 1,500 seat, state-of-the-art theater with balcony; a three-level lobby with hospitality center; and a theater promenade with approximately 10,000 square feet of retail space. The showroom complex is located adjacent to the Pavilion, Rio's 110,000 square foot entertainment/convention complex that opened in March 1999. The new theater at Rio has not yet generated a significant increase in entertainment revenues.

NORTHERN NEVADA. Northern Nevada posted record revenues in 2000, up 7.0% from 1999 revenues, and operating profit increased 14.3% over 1999. We believe that these increases were due to property enhancements in Reno and Lake Tahoe and to execution of our consumer marketing strategy.

      The increase in 2000 continues the trend seen in 1999 and 1998 in Northern Nevada when 1999 revenues increased 6.1% over 1998, and operating profit was 14.6% higher than in 1998.


CENTRAL REGION


(In millions)                                                  Percentage
                                                          Increase/(Decrease)
                                                        ---------------------
                             2000        1999    1998    00 vs 99    99 vs 98
                         --------    --------  ------   ---------    --------
Casino revenues.......   $1,381.6    $  970.9  $661.9        42.3%       46.7%
Total revenues........    1,453.9     1,020.1   702.7        42.5%       45.2%
Operating profit......      304.8       201.8   121.0        51.0%       66.8%
Operating margin......       21.0%       19.8%   17.2%        1.2pts      2.6pts

The revenue and operating profit increases reported by the Central Region for 2000 versus 1999 were due to the acquisition of Players in late March and to record performances at several of our properties in the region. Excluding the impact of the Players acquisition, Central Region gaming revenues increased 13.9% in 2000 over the prior year and drove correlating increases in net revenues and operating profit. Increases in 1999 over 1998 are due primarily to the consolidation in 1999 of the East Chicago property, the conversion of Harrah's Joliet from a cruising to a dockside operation and continued improvements at our St. Louis property. Excluding the impact of the consolidation of the East Chicago property, Central Region revenues increased

14.7% over 1998 and operating profit increased 36.7% for the same period.

CHICAGOLAND/ILLINOIS. Record revenues and operating income were recorded for our Chicagoland properties for 2000, up 25.2% and 36.3%, respectively, from 1999. Harrah's Joliet has benefited from the mid-1999 elimination of cruise scheduling and ticketing and the fourth quarter 1999 opening of the new hotel at that property. Subject to regulatory approvals, we plan to convert the casino in Joliet from riverboats to barges. It is anticipated that the two riverboats will be removed from service in fourth quarter 2001; therefore, depreciation has been accelerated by $2.4 million per quarter, beginning in third quarter 2000, to reflect the revised estimates of the riverboats' useful lives. Excluding this accelerated depreciation, Harrah's Joliet's operating profit increased 43.5% in 2000. Harrah's East Chicago's revenue increased 19.7% and operating profit increased 37.9% over 1999. We believe that these results were driven by the March 1999 re-branding of this property to the Harrah's brand and the successful execution of the Company's loyalty strategy in East Chicago. We have begun construction on a 292-room hotel at the East Chicago property. This project is expected to cost approximately $47.0 million and is estimated to be completed near year-end 2001.

      In 1999, our operating results in the Chicagoland market benefited from both the consolidation and re-branding in first quarter 1999 of the East Chicago property and rule changes governing the operations of Harrah's Joliet. After our acquisition of Showboat, we owned a 55% noncontrolling interest in Showboat Marina Casino Partnership ("SMCP"), the partnership that owned the East Chicago Showboat property. During 1998, our share of income from the East Chicago casino was included in Equity in losses of nonconsolidated affiliates in the Consolidated Statements of Operations. In first quarter 1999, we consummated an agreement with our partners owning the other 45% interest in SMCP to increase our ownership interest to 99.55%, and partnership agreements were amended to give us greater flexibility in operating this property. Consequently, we began consolidating this partnership with the financial results of our other businesses in first quarter 1999.

      Revenues increased 32.9% at Harrah's Joliet in 1999 compared to the prior year, and operating profit increased 61.0%. In late June 1999, cruise scheduling and ticketing were eliminated at Harrah's Joliet, and business levels increased significantly subsequent to going dockside. During fourth quarter 1999, we completed construction of a 204-suite hotel at Harrah's Joliet. This follows the completion in first quarter 1998 of a climate-controlled walkway, joining Harrah's Joliet's self-parking garage to its pavilion, and a new VIP lounge.

      Players Metropolis contributed $87.5 million in revenues and $27.2 million in operating income for the period subsequent to its acquisition in 2000. The Metropolis property is expected to be converted to the Harrah's brand in the second half of 2001.

LOUISIANA. Harrah's Shreveport's 2000 revenues declined 1.5% and operating profit declined 16.4%. These declines were the result of an on-going construction program and costs of promotions mounted to sustain business during construction activities. Construction began in May 1999 on a 514-room hotel with almost 18,000 square feet of convention center space. The new hotel and amenity expansion is expected to cost $146.6 million, of which $138.7 million had been spent through December 31, 2000. Weather-related delays have pushed the expected completion of this expansion to first quarter 2001. 1999 revenues for this property declined 3.8% and operating profit declined 11.0% compared to 1998 due to substantial new additional hotel and entertainment amenities added by our competitors in 1998.

      The Lake Charles property, which was acquired in the Players acquisition in March 2000 and was re-branded to the Harrah's brand in fourth quarter 2000, contributed $125.2 million in revenues and $21.2 million in operating profit. We [are currently investing] approximately $41 million to upgrade the slot product and infrastructure of the Lake Charles property. This capital expenditure includes the cost of replacing one of the existing boats with a riverboat that we purchased in 1998 and are renovating.

MISSISSIPPI. Combined revenues from our Mississippi operations increased 1.5% in 2000 from 1999. This follows a 6.1% increase in 1999 from 1998 levels. Our Mississippi properties' combined operating profit in 2000 was down 13.5% from 1999 when operating profit was $5.2 million, compared to a combined loss for 1998 due to disrupted operations at Harrah's Tunica for much of the year in connection with our testing of service initiatives at that property.

      In March 1999, we consummated the sale of our original Tunica property to another casino company. Our gain from this disposition is reported in Write-downs, reserves and recoveries in the Consolidated Statements of Operations.

MISSOURI. Harrah's North Kansas City posted record revenues and operating profit in 2000, up 6.0% and 31.7%, respectively. 1999 revenues increased 8.8% over 1998 and operating profit was up 9.3% for the same period.

      Revenues at Harrah's St. Louis were 74.9% higher than in 1999 and operating profit was up 54.6% due principally to the integration of Players St. Louis and the Harrah's/Players jointly-owned shore-side facilities into our operations. Harrah's St. Louis reported record revenues and operating income for 1999, up 31.5% and 86.6%, respectively, over 1998 levels.

      The St. Louis shore-side facilities were owned jointly with Players prior to our March 22, 2000, acquisition of that company. Our pro-rata share of operating losses of the joint venture in 2000 up to the date of the Players acquisition was $2.4 million. Our pro-rata share of the operating losses of the shore-side facilities was $10.4 million for 1999 and $10.8 million for 1998. These operating losses are included in Equity in losses of nonconsolidated affiliates in the Consolidated Statements of Operations (see Other Factors Affecting Net Income (Loss)). Subsequent to the Players acquisition, results of the shore-side facilities, as well as for Players St. Louis operations, are combined with Harrah's St. Louis' operating results.

      During 1998, we incurred $5.0 million of nonrecurring costs in connection with a successful campaign for a referendum in Missouri seeking approval of games of chance on riverboats in artificial basins. In November 1998, the people of Missouri voted to amend that State's Constitution to deem all floating casino facilities in compliance with state law.

      In third quarter 1998, we acquired the assets of a riverboat casino in Kansas City formerly operated by a third party, including a 28,000 square foot casino riverboat, shore-side facilities, parking garage, certain land, all gaming equipment and computerized customer databases. We plan to replace one of the boats at Harrah's Lake Charles with this acquired riverboat, and the acquired land and shore-side facilities are currently being marketed for sale.


EASTERN REGION


(In millions)                                             Percentage
                                                     Increase/(Decrease)
                           2000     1999    1998    00 vs 99    99 vs 98
                         ------   ------  ------   ---------    --------
Casino revenues........  $743.3   $723.3  $540.8         2.8%       33.7%
Total revenues.........   791.8    775.6   590.8         2.1%       31.3%
Operating profit.......   182.3    173.8   129.2         4.9%       34.5%
Operating margin.......    23.0%    22.4%   21.9%        0.6pts      0.5pts


Our Eastern Region is comprised of the operating results of Harrah's Atlantic City and the Atlantic City Showboat property. Harrah's Atlantic City achieved record revenues for the fourth consecutive year in 2000, and operating profit, which was also a record, increased 16.6% compared to 1999. Showboat Atlantic City's revenues were down 1.7% from 1999 levels and operating profit was down 9.8% for the same period. The Eastern Region's 1998 results include only seven months of operations from the Atlantic City Showboat.

      We began construction in 2000 of a 450-room expansion at Harrah's Atlantic City. The expansion is expected to cost approximately $113 million, $7.3 million of which had been spent as of December 31, 2000. The expansion is scheduled to be completed in first quarter 2002.

MANAGED CASINOS AND OTHER


(In millions)                                             Percentage
                                                     Increase/(Decrease)
                                                   ---------------------
                          2000     1999    1998     00 vs 99    99 vs 98
                         -----    -----   -----    ---------    --------
Revenues...............  $78.5    $77.9   $65.6          0.8 %      18.8%
Operating profit.......   40.4     43.3    25.3         (6.7)%      71.1%


Our Managed Casinos and Other results for 2000 reflect a full year of management fees from Harrah's New Orleans, which opened in fourth quarter 1999 and which essentially offset lower management fee percentages as a result of recent renewal and extension agreements for two of the Indian-owned facilities that we manage. The uncollected balance of the New Orleans management fee revenues was included in the reserves recorded in 2000 (see Other Factors Affecting
Net Income (Loss)). 1999 results were led by increased management fees from the tribal-owned casinos we manage.

      In third quarter 2000, the Eastern Band of Cherokee Indians ("Cherokee") broke ground on a new $63 million hotel and conference center at Harrah's Cherokee Smoky Mountain Casino in Cherokee, North Carolina. Construction of the 252-room hotel and 30,000 square foot conference center is slated for completion in first quarter 2002. In fourth quarter 1999, we announced an agreement with Cherokee for a two-year extension of our management contract. Our agreement will now expire in November 2004.

      During first quarter 2000, we signed a definitive agreement with the Rincon San Luiseno Band of Mission Indians ("Rincon") to act as developer and manager for the Tribe's $125 million casino and hotel on Rincon tribal land less than 50 miles north of San Diego, California. This location provides convenient access to metropolitan San Diego, La Jolla, Del Mar, Escondido and Orange County, California. The Rincon opened a temporary casino facility in January 2001. We are providing the Rincon technical services related to the development and operation of the temporary casino, but we will not manage the temporary facility. We are providing $29.2 million to finance the temporary casino, part of which will be transferable to the permanent facility, which is expected to open in the first half of 2002. The remaining cost of the permanent facility is expected to be funded by a third-party loan that we expect to guarantee.
We expect to manage the permanent facility for a fee. The operation of the permanent casino project is subject to various approvals, including approvals of the National Indian Gaming Commission ("NIGC").

      In third quarter 1999, we signed a contract with the Ak-Chin Indian Community ("Ak-Chin") to continue management of its casino for another five years. The five-year agreement contemplates an extension of the Ak-Chin's compact with the State of Arizona, which currently expires in 2003, and is subject to final approval by the NIGC, which, in the interim, has approved a temporary extension (on new financial terms) of the original agreement. An expansion to the casino will open in first quarter 2001 and includes a new 146-room hotel, an additional restaurant, meeting and banquet room facilities, a resort pool and a landscaped courtyard.

      See Debt and Liquidity for further discussion of our guarantees of debt related to Indian projects.

      We ceased management of the Star City casino in Sydney, Australia in January 2000, upon the completion of the buy-out of our management contract by another company. Their acquisition of the management contract followed their buy-out of our equity ownership in the casino in fourth quarter 1999. (See Other Factors Affecting Net Income.)

      In November 1998, we ceased management of the casino owned by the Upper Skagit Tribe ("Upper Skagit") located on Indian lands near Seattle, Washington. We had guaranteed Upper Skagit's development financing, and during second quarter 1999 we performed under our guarantee and purchased Upper Skagit's outstanding development debt from the lender for $11.4 million. Upper Skagit secured new financing and paid the debt owed to us in third quarter 2000.

      On June 30, 1998, we ceased management of the Sky City casino complex in Auckland, New Zealand. Our management contract was bought out by the owner, Sky City Limited, and a $10.3 million termination fee was received. (See Other Factors Affecting Net Income.)

      Also included in Managed Casinos and Other are our brand marketing costs. In 1998, we launched the first national brand advertising campaign by a casino company. A portion of the 1998 cost of the brand advertising campaign was funded by the displacement of advertising and marketing dollars spent in the past by the individual properties. The cost for the campaign in excess of the amounts contributed to this effort by the properties totaled approximately $9.3 million in 1998. In 1999 and 2000, the cost of the brand advertising campaign was fully funded by contributions from the individual properties.

OTHER FACTORS AFFECTING NET INCOME (LOSS)


(Income)/Expense                                                              Percentage
(In millions)                                                            Increase/(Decrease)
                                       2000         1999      1998      00 vs 99      99 vs 98
                                   --------     --------     -----      --------      --------
Development costs ............     $    6.4     $    6.5     $    9.0       (1.5)%       (27.8)%
Write-downs, reserves and
  recoveries:
    Reserves for New Orleans
      Casino .................        220.0           --           --        N/M           N/M
    Other ....................          6.1          2.2          7.5        N/M           N/M
Project opening costs ........          8.3          2.3          8.1        N/M         (71.6)%
Corporate expense ............         50.5         42.7         37.9       18.3 %        12.7 %
Headquarters relocation and
  reorganization costs .......          3.0         10.3           --      (70.9)%         N/M
Equity in losses of
  nonconsolidated affiliates .         57.9         43.5         15.0       33.1 %         N/M
Venture restructuring costs ..          0.4         (0.3)         6.0        N/M           N/M
Amortization of goodwill and
  trademarks .................         21.5         17.6          7.5       22.2 %         N/M
Interest expense, net ........        227.1        193.4        117.3       17.4 %        64.9 %
Loss/(gain) on interests in
  nonconsolidated affiliates .         41.6        (59.8)         N/M        N/M
Other income .................         (3.9)       (12.1)       (67.8)%    (38.3)%
Effective tax rate ...........         86.4%        35.9 %       36.7 %     50.5pts       (0.8)pts
Minority interests ...........     $   13.8     $   11.2       $  7.0       23.2 %        60.0 %
Extraordinary losses, net
  of income taxes ............          0.7         11.0         19.7      (93.6)%         N/M

N/M = NOT MEANINGFUL


Development costs have decreased over the years presented due to the decrease in new casino development opportunities.

      Write-downs, reserves and recoveries for 2000 included $220 million in reserves for receivables from JCC in connection with their bankruptcy reorganization. Also included in Write-downs, reserves and recoveries is the write-down to estimated realizable value of assets held for sale, the write-off of abandoned assets and the write-off of a weather-related casualty loss at a hotel under construction, partially offset by recovery of receivables previously reserved and gains on assets previously written down. 1999 included a further write-down to estimated realizable value of an idle riverboat, write-offs of obsolete assets, Year 2000 costs and recoveries of costs previously written-off. In 1998, Write-downs and reserves included write-offs of obsolete assets, the write-down to estimated realizable value of an idle riverboat, a reserve for termination of a development agreement with an Indian tribe and certain Year 2000 costs. (See Note 7.)

      Project opening costs for 2000 included costs incurred in connection with the integration of the Players properties into the Harrah's systems and technology and costs incurred in connection with expansions at various casinos. 1999 Project opening costs included a fee paid in connection with the renewal of a management contract and costs related to expansions at various properties. In 1998, Project opening costs were incurred in connection with an initiative to develop and implement strategies and employee training programs designed to better focus our employees on serving our targeted customers.

      Corporate expense increased 18.3% over 1999 but represented only 1.5% of revenues in 2000, basically level with the 1.4% of revenues reported in 1999 and down from 1.9% in 1998.

      During 1999, we relocated our corporate headquarters and moved our senior corporate executives and their support staffs to Las Vegas, Nevada. The Company's national services headquarters remains in Memphis, Tennessee. $10.3 million of costs related to the relocation of the Company's headquarters were expensed in 1999. The final phase of the relocation was completed in 2000, and an additional $3.0 million was expensed for that activity.

      Equity in losses of nonconsolidated affiliates for 2000 reflected our share of operating losses from NAI ($9.3 million) and JCC ($46.0 million). NAI and JCC filed voluntary petitions for reorganization relief plans in December 2000 and January 2001, respectively, triggering write-offs of our remaining investments and reserves for receivables and contingent liabilities. Since the acquisition of Players in March 2000, the St. Louis shore-side facilities are included in our St. Louis operations; therefore, Equity in losses of nonconsolidated affiliates includes our pro-rata share of these facilities' losses only up to the date of the Players acquisition. 1999 increased over 1998 primarily as a result of losses from our investments JCC and NAI. Our share of 1999 losses from JCC was $23.2 million, including $14.9 million of project opening costs. Our share of NAI's 1999 losses was $8.8 million, including $2.7 million of their project opening costs. With the acquisition of Rio, our ownership interest in NAI increased from 23.9% to 47.8%. During 1999, we accounted for Rio's investment in the airline as an asset-held-for-sale. Although the Rio ownership interest was still for sale during 2000, our equity pick-up percentage increased to reflect our full ownership interest. 1999 losses from the joint venture portion of the St. Louis development were 4.2% less than our share of 1998 losses.

      Venture restructuring costs represent our costs, including legal fees, associated with the development of reorganization plans for the New Orleans casino.

      Amortization of goodwill and trademarks increased in 1999 with the acquisition of Rio and again in 2000 with the acquisition of Players.

      Interest expense increased in 2000 over 1999 and again in 1999 over 1998 due to debt assumed and incurred in connection with our acquisitions and stock repurchase activities.

      The 2000 Gains (losses) on interests in nonconsolidated affiliates reflects the charges for reserves related to NAI and the loss on an investment. In 1999, we sold our shares of Star City casino and recorded a pretax gain of $43.5 million. We also sold our interest in Sodak Gaming, Inc. to a gaming equipment manufacturing company and recorded a pretax gain of $16.3 million. In 1998, we sold our interest in a restaurant affiliate and recorded a pretax gain of $13.2 million.

      The decrease in Other income in 2000 was primarily due to lower interest income on the cash-surrender-value of life insurance policies. 1998 included the gain from the sale of land in the Atlantic City area.

      The effective tax rate for 2000, as well as for 1999 and 1998, is higher than the federal statutory rate due to state income taxes and that portion of our goodwill amortization that is not deductible for tax purposes.

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

CAPITAL SPENDING AND DEVELOPMENT

TOTAL CAPITAL SPENDING AND DEVELOPMENT

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

      Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, the Bank Facility (see Debt and Liquidity), joint venture partners, specific project financing, guarantees of third-party debt and, if necessary, additional debt and/or equity offerings. Our capital spending for 2000 totaled approximately $568.3 million, excluding the costs of our acquisition of Players and the purchase of JCC's debt. Total capital expenditures for 2001 are expected to be between $450 million and $525 million.


DEBT AND LIQUIDITY

BANK FACILITY

The Company has revolving credit and letter of credit facilities (the "Bank Facility"), which were amended in second quarter 2000 to expand our borrowing capacity to $1.9 billion. This Bank Facility consists of a five-year $1.525 billion revolving credit and letter of credit facility maturing in 2004 and a separate $375 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. Currently, the Bank Facility bears interest based upon 80 basis points over LIBOR for current borrowings under the five-year facility and 85 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts, which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. There is an option on each facility to borrow at the prime rate. As of December 31, 2000, $1.6 billion in borrowings were outstanding under the Bank Facility, with an additional $35.9 million committed to back letters of credit and $40.3 million committed to back Commercial Paper borrowings. After consideration of these borrowings, $249.2 million of additional borrowing capacity was available to the Company as of December 31, 2000.

ISSUANCE OF NEW DEBT

In addition to our Bank Facility, we have issued debt and entered into credit agreements in order to provide for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, to provide the Company with cost-effective borrowing flexibility and to replace short-term, floating-rate debt with long-term, fixed-rate debt. The table below summarizes new debt obligations that we have entered into in the last three years.


(In thousands)
                                                              Outstanding at
         Debt                        Issued       Matures    December 31,2000
-----------------------         ----------------  -------    ----------------
Senior Subordinated Notes       December 1998     2005              $750,000
Senior Notes                    January 1999      2009               500,000
Credit Agreement                June 2000         to 2001            150,000
Commercial Paper                2000              to 2001             40,269
Uncommitted Line of
  Credit Agreements             2000              to 2001             65,000


EXTINGUISHMENTS OF DEBT

Funds from the new debt discussed above, as well as proceeds from our Bank Facility, were used to retire certain of our outstanding debt, in particular those debt obligations assumed in our acquisition transactions, to reduce our effective interest rate and/or lengthen maturities. The following table summarizes the debt obligations that we have retired over the last three years.


 (In thousands)
                                                                   Face
               Date                                                Value
 Issuer        Retired              Debt Extinguished              Retired
---------    ---------        ---------------------------------   --------
Players      June 2000        10 7/8% Senior Notes due
                                   2005   .....................   $150,000
Showboat     June 2000        91/4% First Mortgage Bonds
                                   due 2008....................     56,445
SMCP         March 1999       13 1/2% First Mortgage Notes
                                   due 2003....................    140,000
Rio          May 1999         10 5/8% Senior Subordinated
                                   Notes due 2005..............    100,000
Rio          May 1999         9 1/2% Senior Subordinated
                                   Notes due 2007..............    125,000
SMCP         July 1999        Capital lease obligations........      9,210
Showboat     June 1998        9 1/4% First Mortgage Bonds
                                   due 2008....................    218,555
Showboat     June 1998        13% Senior Subordinated
                                   Notes due 2009..............    117,900
HOC          May 1998         8 3/4% Senior Subordinated
                                   Notes due 2000..............    200,000


SUBSEQUENT ISSUE OF DEBT

In January 2001, Harrah's Operating Company, Inc., ("HOC"), a wholly-owned subsidiary of the Company, completed a private placement of $500.0 million principal amount 8% Senior Notes due 2011 (the "8% Notes"). The 8% Notes are unsecured and contain certain covenants that limit our ability to enter into certain sale and lease-back transactions, incur liens on our assets to secure debt, merge or consolidate with another company and transfer or sell substantially all of our assets. Proceeds from the 8% Notes were used to pay off our $150 million credit agreement and to reduce indebtedness under our Bank Facility.

SHORT-TERM DEBT

In June 2000, we entered into a 364-day credit agreement (the "Credit Agreement") with a lender whereby we borrowed $150 million to redeem the Players Notes. Interest rates, facility fees and covenants in the Credit Agreement were identical to those provisions contained in our Bank Facility. The Credit Agreement was paid off in January 2001, using funds from the 8% Notes.

      In a program designed for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, we have entered into uncommitted line of credit agreements with two lenders whereby we can borrow up to $65 million for periods of ninety days or less. At December 31, 2000, we had borrowed $65 million under these agreements. Borrowings bear interest at current market rates. Interest rates on amounts borrowed under these agreements during 2000 ranged from 6.1% to 8.1%. These agreements have no impact on and do not decrease our borrowing capacity under our Bank Facility.

EQUITY REPURCHASE PROGRAM

Pursuant to plans authorized by our Board of Directors in July 1999 and April 2000, we repurchased 12.4 million shares of the Company's stock in the open market in 2000. Spending for these repurchases has totaled approximately $277.6 million for the year. The repurchases were funded through available operating cash flows and borrowings from our Bank Facility. Shares purchased during second quarter 2000 completed the plan approved by our Board of Directors in July 1999 for the repurchase of 10 million shares. Another 4.5 million shares may be purchased under the April 2000 plan, which will expire December 31, 2001.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER COMMITMENTS

In addition to guarantees and commitments related to JCC and NAI discussed earlier, the agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment pursuant to the contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 48 months from December 31, 2000, is $1.1 million.

      We may guarantee all or part of the debt incurred by Indian tribes with which we have entered a management contract to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, we have obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, that the value of such property would satisfy our obligations in the event these guarantees were enforced. Additionally, we have received limited waivers from the Indian tribes of their sovereign immunity to allow us to pursue our rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance of such debt as of December 31, 2000, was $52.5 million.

EFFECTS OF CURRENT ECONOMIC AND POLITICAL CONDITIONS

COMPETITIVE PRESSURES

Due to the limited number of new markets opening for development, most casino operators are reinvesting in existing markets in an effort to attract new customers, thereby increasing competition in those markets. Our properties in the long-established gaming markets of Nevada and New Jersey have generally been less affected by the changing competitive conditions. With the exception of the additional supply added in recent years in Las Vegas, the amount of supply change within these markets has represented a smaller percentage change than that experienced in some newer markets. In newer markets, the additions to supply had a more noticeable impact, due to the fact that competition was limited in the early stages of many of these markets. As companies have completed expansion projects, supply has typically grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's Entertainment, have announced plans for additional developments or expansions in some markets. In the Las Vegas market five new "mega" facilities have opened since October 1998. The impact that the additional supply will have on our operations cannot be determined at this time.

      Although the short-term effect of such competitive developments on our Company has typically been negative, we are not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on current or future markets. We believe that the geographic diversity of our operations; our focus on multi-market customer relationships; our service training, measurements and rewards programs; and our continuing efforts to establish our brands as premier brands upon which we have built strong customer loyalty have well-positioned us to face the challenges present within our industry. We utilize the unique capabilities of WINet, a sophisticated nationwide customer database, and our Total Rewards, a nationwide reward and recognition program that provides our customers with a simpler understanding of exactly how to earn the cash, comps and other benefits they want, to reward customers for choosing Harrah's Entertainment casinos. We believe both of these marketing tools provide us with competitive advantages, particularly with players who visit more than one market. All of our properties are integrated into both WINet and Total Rewards, with the exception of Players Metropolis, which is expected to be integrated into the programs during 2001.

INDUSTRY CONSOLIDATION

As evidenced by the number of recent public announcements by casino entertainment companies of plans to acquire or be acquired by other companies, including our acquisitions of Showboat and Players and our merger with Rio, consolidation in the gaming industry is now underway. We believe we are well-positioned to, and may from time to time, pursue additional strategic acquisitions.

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

INTERCOMPANY DIVIDEND RESTRICTION

Certain of our debt guarantees require us to abide by covenants which, among other things, limit the ability of our principal operating subsidiary, HOC, to pay dividends and make other restricted payments, as defined, to Harrah's Entertainment. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments, was approximately $1.3 billion at December 31, 2000. Harrah's Entertainment's principal asset is the stock of HOC, a wholly-owned subsidiary which holds, directly and through subsidiaries, the principal assets of our businesses. Given this ownership structure, these restrictions should not impair our ability to conduct our business through our subsidiaries or to pursue our development plans.

RECENTLY ISSUED AND PROPOSED ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative financial instruments. The provisions of SFAS No. 133 require that a company recognizes all derivatives as either assets or liabilities on its balance sheet and that the instruments be valued at their fair value. The Statement also defines the criteria and conditions which govern the recognition of subsequent changes in the fair value of the instrument as being either balance sheet or income statement events. The provisions of SFAS No. 133 are effective for years beginning after June 15, 2000. We do not expect the adoption of SFAS No. 133 to materially impact our results of operations or financial position.

      The FASB has issued a proposed SFAS that will impact the accounting for business combinations and intangible assets, including goodwill. If adopted as currently proposed, the new SFAS will require all acquisitions to be accounted for under the purchase method and the amortization of goodwill will cease. Goodwill will be subject to reviews for impairment upon the occurrence of certain events, and, if impaired, a write-down would be recorded. The new SFAS is expected to be issued during 2001 and its provisions are expected to be effective for the first fiscal quarter after issuance. Early adoption or retroactive application of the new Standard is not expected to be permitted, although pro forma disclosures of the impact of its provisions on periods prior to the date of adoption are expected to be required. We recorded goodwill amortization of $19 million, $15 million and $6 million in 2000, 1999 and 1998, respectively.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in our Annual Report on Form 10-K and other materials filed or to be filed by the Company with the Securities and Exchange Commission ("SEC") (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking. These forward-looking statements generally can be identified by phrases such as the Company "believes," "expects," "anticipates," "foresees," "estimates," "intends," "plans," "seeks," or other words or phrases of similar import. These include statements relating to the following activities, among others: (A) operations and expansions of existing properties, including future performance, anticipated scope and opening dates of expansions; (B) planned development of casinos and hotels that would be owned or managed by the Company and the pursuit of strategic acquisitions; (C) planned capital expenditures for 2001 and beyond;
(D) the impact of the WINet and Total Rewards Programs; and (E) any future impact of the Rincon development. Similarly, such statements herein that describe, generally or specifically, the Company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These include, but are not limited to, the following factors as well as other factors described from time to time in the Company's reports filed with the SEC: construction factors, including zoning issues, environmental restrictions, soil conditions, weather and other hazards, site access matters and building permit issues; access to available and feasible financing; regulatory, licensing and other government approvals, third-party consents and approvals, and relations with partners, owners and other third parties; conditions of credit markets and other business and economic conditions, including international and national economic problems; litigation, judicial actions and political uncertainties, including gaming legislative action, referenda and taxation; abnormal gaming holds; and the effects of competition including locations of competitors and operating and marketing competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, speak only as of the date made, and are qualified in their entirety by this and other cautionary statements herein and in our other filings with the SEC.

                          HARRAH'S ENTERTAINMENT, INC.
                           CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share amounts)


                                                                                         December 31,
                                                                                ----------------------------
                                                                                       2000             1999
                                                                                -----------      -----------
Assets
Current assets
   Cash and cash equivalents ..............................................     $   299,202      $   233,581
   Receivables, less allowance for doubtful accounts of $49,357 and $44,086         122,050          121,186
   Deferred income taxes (Note 9) .........................................          35,126           33,208
   Income tax refunds receivable ..........................................          56,132           32,329
   Prepayments and other ..................................................          48,107           35,699
   Inventories ............................................................          22,816           30,666
                                                                                -----------      -----------
      Total current assets ................................................         583,433          486,669
                                                                                -----------      -----------

Land, buildings, riverboats and equipment
   Land and land improvements .............................................         705,393          653,101
   Buildings, riverboats and improvements .................................       2,652,867        2,391,226
   Furniture, fixtures and equipment ......................................         974,233          820,583
   Construction in progress ...............................................         248,760          118,844
                                                                                -----------      -----------
                                                                                  4,581,253        3,983,754
   Less:  accumulated depreciation ........................................      (1,084,884)        (922,524)
                                                                                -----------      -----------
                                                                                  3,496,369        3,061,230
Goodwill, net of amortization of $72,465 and $54,346 (Note 2) .............         685,393          505,217
Investments in and advances to nonconsolidated affiliates (Note 15) .......          86,681          168,511
Deferred costs, trademarks and other (Note 4) .............................         314,209          545,220
                                                                                -----------      -----------
                                                                                $ 5,166,085      $ 4,766,847
                                                                                ===========      ===========

Liabilities and Stockholders' Equity
Current liabilities
   Accounts payable .......................................................     $    89,051      $    81,200
   Accrued expenses (Note 4) ..............................................         343,524          287,494
   Short-term debt (Note 5) ...............................................         215,000               --
   Current portion of long-term debt (Note 5) .............................         130,928            2,877
                                                                                -----------      -----------
      Total current liabilities ...........................................         778,503          371,571

Long-term debt (Note 5) ...................................................       2,835,846        2,540,268
Deferred credits and other ................................................         177,654          120,827
Deferred income taxes (Note 9) ............................................          85,650          228,955
                                                                                -----------      -----------
                                                                                  3,877,653        3,261,621
                                                                                -----------      -----------
Minority interests ........................................................          18,714           18,949
                                                                                -----------      -----------

Commitments and contingencies (Notes 6 and 12 through 15)

Stockholders' equity (Notes 3, 14 and 15)
   Common stock, $0.10 par value, authorized - 360,000,000
        shares, outstanding - 115,952,394 and 124,379,760 shares
        (net of 22,030,805 and 9,286,772 shares held in treasury) .........          11,595           12,438
   Capital surplus ........................................................       1,075,313          987,322
   Retained earnings ......................................................         224,251          512,539
   Accumulated other comprehensive income (loss) ..........................          (1,036)            (493)
   Deferred compensation related to restricted stock ......................         (40,405)         (25,529)
                                                                                -----------      -----------
                                                                                  1,269,718        1,486,277
                                                                                -----------      -----------
                                                                                $ 5,166,085      $ 4,766,847
                                                                                ===========      ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                          HARRAH'S ENTERTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                                 Year Ended December 31,
                                                                     ---------------------------------------------
                                                                            2000             1999             1998
                                                                     -----------      -----------      -----------
Revenues
   Casino ......................................................     $ 2,852,048      $ 2,424,237      $ 1,660,313
   Food and beverage ...........................................         476,538          425,808          231,568
   Rooms .......................................................         270,313          253,629          153,538
   Management fees .............................................          66,398           75,890           64,753
   Other .......................................................         146,291          131,403           78,320
   Less: casino promotional allowances .........................        (340,438)        (286,539)        (184,477)
                                                                     -----------      -----------      -----------
         Total revenues ........................................       3,471,150        3,024,428        2,004,015
                                                                     -----------      -----------      -----------
Operating expenses
   Direct
     Casino ....................................................       1,495,622        1,254,557          868,622
     Food and beverage .........................................         228,002          218,580          116,641
     Rooms .....................................................          67,800           66,818           41,871
   Depreciation and amortization ...............................         236,082          188,199          130,128
   Development costs ...........................................           6,387            6,538            8,989
   Write-downs, reserves and recoveries (Note 7):
      Reserves for New Orleans casino ..........................         220,000               --               --
      Other ....................................................           6,106            2,235            7,474
   Project opening costs .......................................           8,258            2,276            8,103
   Other .......................................................         786,825          690,404          467,999
                                                                     -----------      -----------      -----------
         Total operating expenses ..............................       3,055,082        2,429,607        1,649,827
                                                                     -----------      -----------      -----------
           Operating profit ....................................         416,068          594,821          354,188
   Corporate expense ...........................................         (50,472)         (42,748)         (37,890)
   Headquarters relocation and reorganization costs (Note 8) ...          (2,983)         (10,274)              --
   Equity in losses of nonconsolidated affiliates (Note 15) ....         (57,935)         (43,467)         (14,989)
   Venture restructuring costs .................................            (400)             322           (6,013)
   Amortization of goodwill and trademarks .....................         (21,540)         (17,617)          (7,450)
                                                                     -----------      -----------      -----------
Income from operations .........................................         282,738          481,037          287,846
Interest expense, net of interest capitalized (Note 1) .........        (227,139)        (193,407)        (117,270)
Gains (losses) on interests in nonconsolidated affiliates
    (Note 15) ..................................................         (41,626)          59,824           13,155
Other income, including interest income ........................           3,866           12,129           19,575
                                                                     -----------      -----------      -----------
Income before income taxes and minority interests ..............          17,839          359,583          203,306
Provision for income taxes (Note 9) ............................         (15,415)        (128,914)         (74,600)
Minority interests .............................................         (13,768)         (11,166)          (6,989)
                                                                     -----------      -----------      -----------
Income (loss) before extraordinary losses ......................         (11,344)         219,503          121,717
Extraordinary losses, net of tax benefit of $388, $5,990 and
    $10,522 (Note 10) ..........................................            (716)         (11,033)         (19,693)
                                                                     -----------      -----------      -----------
Net income (loss) ..............................................     $   (12,060)     $   208,470      $   102,024
                                                                     ===========      ===========      ===========
Earnings (loss) per share - basic
   Before extraordinary losses .................................     $     (0.09)     $      1.74      $      1.21
   Extraordinary losses, net ...................................           (0.01)           (0.09)           (0.19)
                                                                     -----------      -----------      -----------
         Net income (loss) .....................................     $     (0.10)     $      1.65      $      1.02
                                                                     ===========      ===========      ===========
Earnings (loss) per share - diluted
   Before extraordinary losses .................................     $     (0.09)     $      1.71      $      1.19
   Extraordinary losses, net ...................................           (0.01)           (0.09)           (0.19)
                                                                     -----------      -----------      -----------
         Net income (loss) .....................................     $     (0.10)     $      1.62      $      1.00
                                                                     ===========      ===========      ===========
Weighted average common shares outstanding .....................         117,190          126,072          100,231
Diluted effect of stock compensation programs ..................              --            2,676            1,289
                                                                     -----------      -----------      -----------
Weighted average common and common equivalent shares
 outstanding ...................................................         117,190          128,748          101,520
                                                                     ===========      ===========      ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                          HARRAH'S ENTERTAINMENT, INC.
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                              (Notes 3, 14 and 15)
                                 (In thousands)


                                                                                                  Deferred
                                             Common Stock                          Accumulated   Compensation
                                       ---------------------                          Other       Related to
                                         Shares               Capital    Retained  Comprehensive  Restricted          Comprehensive
                                       Outstanding   Amount   Surplus    Earnings  Income (Loss)    Stock      Total  Income (Loss)
                                       -----------  -------- ----------  --------- ------------- ------------ ------- -------------

Balance - December 31, 1997 ...........  101,036  $ 10,104  $   388,925  $ 349,386  $   2,884  $ (15,796) $  735,503
    Net income ........................                                    102,024                           102,024  $ 102,024
    Unrealized gain on
     available-for-sale securities,
     less deferred tax provision
     of $2,110 ........................    3,567                  3,567      3,567
    Foreign currency adjustment .......                                                   116                    116        116
    Net shares issued under incentive
     compensation plans, including
     income tax benefit of $787 .......    1,152       115       18,766                           (8,684)     10,197
                                                                                                                      ---------
         1998 Comprehensive Income ....                                                                               $ 105,707
                                         -------  --------  -----------  ---------  ---------  ---------  ----------  =========

Balance - December 31, 1998 ...........  102,188    10,219      407,691    451,410      6,567    (24,480)    851,407
    Net income ........................                                    208,470    208,470  $ 208,470
    Unrealized gain on
     available-for-sale securities,
     less deferred tax provision
     of $2,118 ........................                                                 3,606                  3,606      3,606
    Realization of gain due to
     sale of equity interest in
     nonconsolidated affiliate,
     net of tax provision of $6,031 ...  (10,269)  (10,269)     (10,269)
    Foreign currency adjustment .......                                                  (397)                  (397)      (397)
    Treasury stock purchases ..........   (6,108)     (611)               (147,341)                         (147,952)
    Net shares issued in acquisition
     of Rio and minority interest in
     subsidiary .......................   25,392     2,539      529,492                                      532,031
    Net shares issued under incentive
     compensation plans, including
     income tax benefit of $2,625 .....    2,908       291       50,139                           (1,049)     49,381
                                                                                                                      ---------
         1999 Comprehensive Income ....                                                                               $ 201,410
                                        --------  --------  -----------  ---------  ---------  ---------- ----------  =========

Balance - December 31, 1999 ...........  124,380    12,438      987,322    512,539       (493)   (25,529)  1,486,277
    Net loss ..........................                                    (12,060)                          (12,060) $  12,060)
    Unrealized loss on
     available-for-sale securities,
     less deferred tax benefit of $505                                                   (824)                  (824)      (824)
    Realization of loss due to
     sale of equity interest in
     foreign subsidiary, net of tax
     benefit of $148 ..................                                                   191                    191        191
    Foreign currency adjustment .......                                                    90         90          90
    Treasury stock purchases ..........  (12,397)   (1,240)    (276,367)             (277,607)
    Net shares issued under incentive
     compensation plans, including
     income tax benefit of $15,739 ....    3,969       397       87,991        139               (14,876)     73,651
                                                                                                                      ---------
         2000 Comprehensive Loss ......                                                                               $ (12,603)
                                         -------  --------  -----------  ---------  ---------- ---------  ----------  =========

Balance - December 31, 2000 ...........  115,952  $ 11,595  $ 1,075,313  $ 224,251  $  (1,036) $ (40,405) $ 1,269,718
                                         =======  ========  ===========  =========  =========  =========  ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                          HARRAH'S ENTERTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Note 11)
                                 (In Thousands)

                                                                                 Year Ended December 31,
                                                                     ---------------------------------------------
                                                                            2000             1999             1998
                                                                     -----------      -----------      -----------
Cash flows from operating activities
   Net income (loss) ...........................................     $   (12,060)     $   208,470      $   102,024
   Adjustments to reconcile net income (loss) to cash flows from operating activities
      Extraordinary losses, before income taxes ................           1,104           17,023           29,491
      Depreciation and amortization ............................         282,110          218,299          159,183
      Write-downs, reserves and recoveries .....................         226,106            1,570            6,535
      Other noncash items ......................................          15,716           86,976           28,835
      Minority interests' share of net income ..................          13,768           11,166            6,989
      Equity in losses of nonconsolidated affiliates ...........          57,935           43,467           14,989
      Realized losses (gains) from interests in
         nonconsolidated affiliates ............................          41,626          (59,824)         (13,155)
      Net losses (gains) from asset sales ......................           1,213              878           (6,536)
      Net change in long-term accounts .........................         (44,772)          32,213           14,798
      Net change in working capital accounts ...................         (35,178)         (70,161)         (45,244)
                                                                     -----------      -----------      -----------
         Cash flows provided by operating activities ...........         547,568          490,077          297,909
                                                                     -----------      -----------      -----------
Cash flows from investing activities
   Land, buildings, riverboats and equipment additions .........        (421,381)        (340,468)        (140,386)
   Investments in and advances to nonconsolidated affiliates ...        (314,921)         (70,181)         (76,052)
   Payments for businesses acquired, net of cash acquired ......        (260,185)              --         (475,334)
   Decrease (increase) in construction payables ................          (1,703)           1,871           (6,557)
   Proceeds from sales of interests in subsidiaries ............         131,475          172,576           17,000
   Proceeds from other asset sales .............................          86,664           26,359           12,728
   Sale (purchase) of marketable equity securities for
      defeasance of debt .......................................          58,091               --          (65,898)
   Collection of notes receivable ..............................          14,285           13,618               --
   Purchase of minority interest in subsidiary .................              --          (26,000)              --
   Cash acquired in acquisitions ...............................              --           50,226               --
   Other .......................................................         (11,907)         (12,365)         (28,739)
                                                                     -----------      -----------      -----------
         Cash flows used in investing activities ...............        (719,582)        (184,364)        (763,238)
                                                                     -----------      -----------      -----------
Cash flows from financing activities
   Net borrowings under lending agreements, net of financing
      costs of $1,444 and $4,556 ...............................         503,425        1,105,444               --
   Net short-term borrowings, net of financing costs of $450 in          193,550           21,000               --
                                                                                                              2000
   Proceeds from exercises of stock options ....................          45,150           24,329
                                                                                                             2,462
   Purchases of treasury stock .................................        (277,607)        (147,952)              --
   Early extinguishments of debt ...............................        (213,063)        (620,493)              --
   Scheduled debt retirements ..................................          (3,472)          (5,075)        (563,522)
   Premiums paid on early extinguishments of debt ..............          (1,104)          (9,278)         (24,569)
   Minority interests' distributions, net of contributions .....         (14,003)          (7,122)          (6,200)
   Net (repayments) borrowings under retired facility, net of
      financing costs of $9,332 in 1998 ........................              --       (1,086,000)         362,262
   Proceeds from issuance of senior notes, net of discount and
      issue costs of $5,980 ....................................              --          494,020               --
   Proceeds from issuance of senior subordinated notes, net of
      issue costs of $12,552 ...................................              --               --          737,448
   Other .......................................................           4,759               --               --
                                                                     -----------      -----------      -----------
         Cash flows provided by (used in) financing activities .         237,635         (231,127)         507,881
                                                                     -----------      -----------      -----------

Net increase in cash and cash equivalents ......................          65,621           74,586           42,552
Cash and cash equivalents, beginning of year ...................         233,581          158,995          116,443
                                                                     -----------      -----------      -----------
Cash and cash equivalents, end of year .........................     $   299,202      $   233,581      $   158,995
                                                                     ===========      ===========      ===========

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

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND ORGANIZATION. We are one of the leading casino entertainment companies in the United States, operating in more markets than any other casino company. As of December 31, 2000, our U.S. operations included nine land-based casinos, nine riverboat or dockside casinos, and three casinos on Indian reservations.

PRINCIPLES OF CONSOLIDATION. Our Consolidated Financial Statements include the accounts of Harrah's Entertainment and its subsidiaries after elimination of all significant intercompany accounts and transactions. We follow the equity method of accounting for our investments in 20% to 50% owned companies and joint ventures (see Note 15).

CASH AND CASH EQUIVALENTS. Cash includes the minimum cash balances required to be maintained by a state gaming commission, which totaled approximately $22.9 million and $16.6 million at December 31, 2000 and 1999, respectively. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

INVENTORIES. Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

LAND, BUILDINGS, RIVERBOATS AND EQUIPMENT. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition which totaled $109.9 million and $116.0 million at December 31, 2000 and 1999, respectively. We capitalize the costs of improvements and extraordinary repairs that extend the life of the asset. We expense maintenance and repairs costs as incurred. Interest expense is capitalized on internally constructed assets at our overall weighted average borrowing rate of interest. Capitalized interest amounted to $8.0 million, $13.1 million and $2.5 million in 2000, 1999 and 1998, respectively.

      We depreciate our buildings, riverboats and equipment using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, as follows:

Buildings and Improvements.............    10 to 40 years
Riverboats.............................          30 years
Furniture, fixtures and equipment......     2 to 15 years



TREASURY STOCK. The shares of Harrah's Entertainment common stock we hold in treasury are reflected in our Consolidated Balance Sheets and our Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) as if those shares were retired.

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

      Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, which we classify as casino expenses through interdepartmental allocations, were as follows:


                                 2000        1999        1998
                            ---------   ---------   ---------
Food and beverage.......    $ 172,560   $ 144,841   $  97,934
Rooms...................       51,927      43,773      28,473
Other...................       22,178      14,450       6,138
                            ---------   ---------   ---------
                            $ 246,665   $ 203,064   $ 132,545
                            =========   =========   =========


AMORTIZATION. We amortize goodwill and other intangibles, including trademarks, on a straight-line basis over periods up to 40 years. We use the interest method to amortize deferred financing charges over the term of the related debt agreement.

EARNINGS PER SHARE. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," we compute our basic earnings per share by dividing Net income (loss) by the number of weighted average common shares outstanding during the year. Our Diluted earnings per share is computed by dividing Net income (loss) by the number of weighted average common shares and dilutive common stock equivalents outstanding during the year. Due to our net loss in 2000, Weighted average common and common equivalent shares at December 31, 2000, exclude common stock equivalents related to compensation programs because of their antidilutive effect. For each of the three years ended December 31, 2000, common stock equivalents consisted solely of net restricted shares and stock options outstanding under our employee stock benefit plans. (See Note 14.)

RECLASSIFICATIONS. We have reclassified certain amounts for prior years to conform with our presentation for 2000.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

NOTE 2 - ACQUISITIONS

We are accounting for each of the transactions described below as a purchase. Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. For each transaction, the allocation of the purchase price was, or will be, completed within one year from the date of the acquisition. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess is allocated to goodwill and amortized for periods of up to 40 years. For periods prior to the completion of the purchase price allocation, our Consolidated Financial Statements include estimated goodwill amortization expense.

SHOWBOAT, INC. On June 1, 1998, we completed our acquisition of Showboat, Inc. ("Showboat") for $30.75 per share in an all-cash transaction and assumed approximately $635 million of Showboat debt. Subsequent to the closing of the Showboat acquisition, all public debt assumed in the acquisition, including the debt of the partnership owning the East Chicago property, was retired using proceeds from our Bank Facility (see Note 5). The operating results for Showboat are included in the Consolidated Financial Statements from the date of acquisition.

      As a result of this transaction, we now own and operate the Showboat casino in Atlantic City, New Jersey. Also acquired in this transaction was a 55% noncontrolling interest in Showboat Marina Casino Partnership ("SMCP"), which owns and operates the East Chicago casino. In first quarter 1999, we increased our ownership interest of SMCP to 99.55% and began consolidating this partnership with the financial results of our other businesses. The East Chicago property was re-branded as a Harrah's casino during first quarter 1999.

      Included in the assets we acquired in the Showboat transaction was a 24.6% equity ownership interest in the Star City casino in Sydney, Australia, and an agreement to manage that casino. In fourth quarter 1999, we sold the ownership interest and in first quarter 2000, we completed the sale of our management interests in that property. (See Note 15.) During first quarter 2000, we sold the Showboat Las Vegas property. At the time of the Showboat acquisition, this property was determined to be a nonstrategic asset for us and was reported as an asset-held-for-sale in our Consolidated Financial Statements. No gain or loss resulted from the sale of this asset.

RIO HOTEL & CASINO, INC. We completed our merger with Rio Hotel & Casino, Inc. ("Rio"), on January 1, 1999, issuing approximately 25 million shares of common stock to acquire all of Rio's outstanding shares in a one-for-one transaction and assuming Rio's outstanding debt of approximately $432 million. In second quarter 1999, we retired Rio's revolving credit facility scheduled to mature in 2003 and Rio's 10 5/8% Senior Subordinated Notes due 2005 and 9 1/2% Senior Subordinated Notes due 2007 using proceeds from our Bank Facility (see Note 5).

      In addition to the Rio property, our acquisition also included Rio Secco, an 18-hole championship golf course, and approximately 35 acres adjacent to the Rio, which is available for further development.

PLAYERS INTERNATIONAL, INC. On March 22, 2000, we completed our acquisition of Players International, Inc. ("Players"), paying $8.50 in cash for each outstanding share and assuming $150 million of Players 10 7/8% Senior Notes due 2005 (the "Players Notes"). Players operated a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a horse racetrack in Paducah, Kentucky. Players and Harrah's jointly operated a landside hotel and entertainment facility at the Maryland Heights property, a suburb of St. Louis. The operations of the Players facility in Maryland Heights were consolidated with the adjacent Harrah's operations in second quarter 2000, and the Lake Charles facility was converted to the Harrah's brand in fourth quarter 2000. The Metropolis facility is expected to be converted to the Harrah's brand name after integration of our systems and technologies, including Total Rewards, which we anticipate will occur in the second half of 2001.

      Approximately $2.3 million of the Players Notes were retired on April 28, 2000, in connection with a change of control offer. On June 5, 2000, we purchased approximately $13.1 million of the Players Notes in the open market for the face amount plus accrued interest and a premium. The remaining Players Notes were redeemed on June 30, 2000, for the face amount plus accrued interest and a premium. We retired the Players Notes using proceeds from our new $150 million credit agreement and our Bank Facility. (See Note 5.)


NOTE 3 - STOCKHOLDERS' EQUITY

In addition to its common stock, Harrah's Entertainment has the following classes of stock authorized but unissued:

Preferred stock, $100 par value, 150,000 shares authorized
Special stock, $1.125 par value, 5,000,000 shares authorized -
  Series A Special Stock, 2,000,000 shares designated

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

      In July 1999, our Board of Directors authorized the repurchase in open market and other transactions of up to 10 million shares of the Company's common stock. At December 31, 2000, we had repurchased all 10 million shares under the provisions of this plan. These repurchases were in addition to 0.5 million shares repurchased earlier in 1999 in connection with the increase of our ownership interest in the East Chicago property.

      In April 2000, our Board of Directors authorized the repurchase of an additional 12.5 million shares of our common stock in open market and other transactions as market conditions warrant. This plan will expire December 31, 2001. At December 31, 2000, we had repurchased 8.0 million shares under the provisions of this plan.

      Under the terms of our employee stock benefit programs, we have reserved shares of Harrah's Entertainment common stock for issuance under the

Restricted Stock and Stock Option Plans. (See Note 14 for a description of the plans.) The following table summarizes the total number of shares authorized for issuance under each of these plans and the remaining unissued shares as of December 31, 2000:


                                           Restricted          Stock
                                           Stock Plan    Option Plan
                                           ----------    -----------
Total shares authorized for issuance or     8,400,000     21,592,955
  grant under the plans...........
Shares issued and options granted,
  net of cancellations............         (7,601,136)   (20,151,208)
                                           ----------    -----------
Shares held in reserve for
  issuance or grant under the plans
  as of December 31, 2000.........            798,864      1,441,747
                                           ==========    ===========

NOTE 4 - DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS Deferred costs, trademarks and other consisted of the following:


                                              2000         1999
                                          --------     --------
Trademarks, net of amortization of
  $7,141 and $4,061 .................     $116,059     $119,139
Cash surrender value of life
  insurance (Note 14) ...............       60,122       63,303
Treasury securities .................           --       62,555
Deferred finance charges, net of
  amortization of $4,185 and $3,379 .       19,216       21,507
Star City management contract, net of           --      130,136
  amortization of $5,364
Other ...............................      118,812      148,580
                                          --------     --------
                                          $314,209     $545,220
                                          ========     ========

      Accrued expenses consisted of the following:


                                                         2000           1999
                                                   ----------     ----------
Insurance claims and reserves................        $ 57,718       $ 50,985
Payroll and other compensation...............         105,210         83,975
Accrued interest payable.....................          31,245         24,147
Other accruals...............................         149,351        128,387
                                                     --------       --------
                                                     $343,524       $287,494
                                                     ========       ========

NOTE 5 - DEBT

Long-term debt consisted of the following:


                                             2000           1999
                                     ------------   ------------
Bank Facility
  7.1%-9.5% at December 31, 2000,
  maturities to 2004..............   $  1,574,600   $  1,110,000
Secured Debt
  7.1%, maturity 2028.............         97,273         98,278
  9 1/4%, maturity 2008.............           --         58,137
  13%, maturity 2009..............          2,358          2,377
  6.0%-9.0%, maturities to 2029...          1,903             --
Unsecured Senior Notes
  7 1/2%, maturity 2009.............      498,285        498,072
Unsecured Senior Subordinated Notes
  7 7/8%, maturity 2005...........        750,000        750,000
Other Unsecured Borrowings
  5.5%-15.2%, maturities to 2001..         41,366         23,409
Capitalized Lease Obligations
  4.9%-8.9%, maturities to 2004...            989          2,872
                                     ------------   ------------
                                        2,966,774      2,543,145
Current portion of long-term debt.       (130,928)        (2,877)
                                     ------------   ------------
                                     $  2,835,846   $  2,540,268
                                     ============   ============

As of December 31, 2000, aggregate annual principal maturities for the four years subsequent to 2001 were: 2002, $1.4 million; 2003, $1.3 million; 2004, $1.5 billion; and 2005, $751.5 million.

REVOLVING CREDIT FACILITIES. The Company has revolving credit and letter of credit facilities (the "Bank Facility") which were expanded in second quarter 2000 to increase our borrowing capacity to $1.9 billion. This Bank Facility consists of a five-year $1.525 billion revolving credit and letter of credit facility maturing in 2004 and a separate $375 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. Currently, the Bank Facility bears interest based upon 80 basis points over LIBOR for current borrowings under the five-year facility and 85 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. There is an option on each facility to borrow at the prime rate. As of December 31, 2000, $1.6 billion in borrowings were outstanding under the Bank Facility, with an additional $35.9 million committed to back letters of credit and $40.3 million committed to back Commercial Paper borrowings. After consideration of these borrowings, $249.2 million of additional borrowing capacity was available to the Company as of December 31, 2000.

ISSUANCE OF NEW DEBT. In addition to our Bank Facility, we have issued debt and entered into credit agreements in order to provide for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, to provide the Company with cost-effective borrowing flexibility and to replace short-term, floating-rate debt with long-term, fixed-rate debt. The table below summarizes the face value of new debt obligations that we have entered into in the last three years:


                                                             Outstanding at
Debt                            Issued            Mature     December 31,2000
--------------------------      --------------    --------   ----------------
Senior Subordinated Notes       December 1998     2005           $750,000
Senior Notes                    January 1999      2009            500,000
Credit Agreement                June 2000         2001            150,000
Commercial Paper                2000              2001             40,269
Uncommitted Line of Credit
 Agreements                     2000              2001             65,000


EARLY EXTINGUISHMENTS OF DEBT. We have used the funds from the new debt discussed above, as well as proceeds from our Bank Facility, to retire certain of our outstanding debts, in particular those debt obligations assumed in our acquisition transactions, and reduce our effective interest rate and/or lengthen maturities. The following table summarizes the debt obligations that we have refinanced over the last three years:


                 Date                                         Face Value
Issuer         Retired             Debt Extinguished            Retired
------         -------             -----------------          ---------
Players       June 2000   10 7/8% Senior Subordinated Notes
                               due 2005....................    $150,000
Showboat      June 2000   9 1/4% Senior Subordinated Bonds
                               due 2008....................      56,445
SMCP         March 1999   13 1/2% First Mortgage Notes
                               due 2003....................     140,000
Rio            May 1999   10 5/8% Senior Subordinated Notes
                               due 2005....................     100,000
Rio            May 1999   9 1/2% Senior Subordinated Notes
                               due 2007....................     125,000
SMCP          July 1999   Capitalized Lease Obligations....       9,210
Showboat      June 1998   9 1/4% First Mortgage Bonds
                               due 2008....................     218,555
Showboat      June 1998   13% Senior Subordinated Notes
                               due 2009....................     117,900
HOC            May 1998   8 3/4% Senior Subordinated Notes
                               due 2000....................     200,000


The premiums paid to the holders of the debts retired and the write-off of the related unamortized deferred finance charges are reported on the Consolidated Statements of Operations as Extraordinary losses (see Note 10). We recorded the liabilities assumed in acquisition transactions at their fair value at the date of consummation of the acquisition. The premium charged to Extraordinary losses as a result of the retirement of these assumed debts equaled the difference between the consideration paid to the holders of the notes and the carrying value we assigned to the notes at the time of purchase.

SUBSEQUENT ISSUE OF DEBT. In January 2001, Harrah's Operating Company, Inc. ("HOC"), a wholly-owned subsidiary of the Company, completed a private placement of $500.0 million principal amount 8% Senior Notes due 2011 (the "8% Notes"). The 8% Notes are unsecured and contain certain covenants that limit our ability to enter into certain sale and lease-back transactions, incur liens on our assets to secure debt, merge or consolidate with another company and transfer or sell substantially all of our assets. Proceeds from the 8% Notes were used to pay off our $150 million credit agreement and to reduce indebtedness under our Bank Facility.

SHORT-TERM DEBT. In June 2000, we entered into a 364-day credit agreement (the "Credit Agreement") with a lender whereby we borrowed $150 million to redeem the Players Notes. Interest rates, facility fees and covenants in the Credit Agreement were identical to those provisions contained in our Bank Facility. The Credit Agreement was paid off in January 2001, using funds from the 8% Notes.

     In a program designed for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, we have entered into uncommitted line of credit agreements with two lenders whereby we can borrow up to $65 million for periods of 90 days or less. At December 31, 2000, we had borrowed $65 million under these agreements. Borrowings bear interest at current market rates. Interest rates on amounts borrowed under these agreements during 2000 ranged from 6.1% to 8.1%. These agreements have no impact on and do not decrease our borrowing capacity under our Bank Facility.

PARENT COMPANY GUARANTEE OF SUBSIDIARY DEBT. HOC, the principal asset of Harrah's Entertainment, is the issuer of certain debt securities that have been guaranteed by Harrah's Entertainment. Due to the comparability of HOC's consolidated financial information with that of Harrah's Entertainment, complete separate financial statements and other disclosures regarding HOC have not been presented. Management has determined that such information is not material to holders of HOC's debt securities. Harrah's Entertainment has no independent assets or operations, its guarantee of HOC's debt securities is full and unconditional and its only other subsidiary is minor.

      Certain of our debt guarantees require us to abide by covenants, which, among other things, place limitations on HOC's ability to pay dividends and make other restricted payments, as defined, to Harrah's Entertainment. The amount of HOC's restricted net assets, as defined, computed in accordance with the most restrictive of these covenants regarding restricted payments, was approximately $1.3 billion at December 31, 2000.

FAIR MARKET VALUE. Based on the borrowing rates currently available for debt with similar terms and maturities and market quotes of our publicly traded debt, the fair value of our long-term debt and interest rate swap agreements at December 31, 2000 and 1999, was as follows:


                                                    December 31,
                               -------------------------------------------------------
                                          2000                        1999
                               ---------------------------  --------------------------
                                  Carrying        Market       Carrying       Market
(In millions)                        Value         Value          Value        Value
                               -----------   -----------    -----------  -----------
Outstanding debt............   $  (2,937.4)  $  (2,935.1)   $  (2,543.1) $  (2,484.6)
Interest rate swap
  agreements (used
  for hedging purposes).....            --            --           (0.1)        (0.5)


The amounts reflected as the "Carrying Value" of the interest rate swap agreements represent the accrual balance as of the date reported. The "Market Value" of the interest rate swap agreements represents the estimated amount, considering the prevailing interest rates, that we would pay to terminate the agreements as of the date reported. Our interest rate swap agreements expired in 2000 and were not renewed.

NOTE 6 - LEASES

We lease both real estate and equipment used in our operations and classify those leases as either operating or capital leases following the provisions of SFAS No. 13, "Accounting for Leases." At December 31, 2000, the remaining lives of our real estate operating leases ranged from one to 30 years, with various automatic extensions totaling up to 60 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately 10 years.

      Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Operations as follows:


                                     2000      1999       1998
                                 --------  --------   --------
Noncancelable
  Minimum....................    $ 21,872  $ 16,385   $ 15,409
  Contingent.................       4,867     4,666      4,029
  Sublease...................        (571)     (385)      (258)
Other........................      18,678     6,859      4,168
                                 --------- --------   --------
                                 $ 44,846  $ 27,525   $ 23,348
                                 ========  ========   ========


      Our future minimum rental commitments as of December 31, 2000, were as follows:


                                           Noncancelable
                                               Operating
                                                  Leases
                                           -------------
2001..................................          $ 24,000
2002..................................            20,924
2003..................................            20,041
2004..................................            19,796
2005..................................            17,501
Thereafter............................           141,929
                                                --------
  Total minimum lease payments........          $244,191
                                                ========


      In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts.

NOTE 7 - WRITE-DOWNS, RESERVES AND RECOVERIES

Our operating results include various pretax charges to record asset impairments, contingent liability reserves, project write-offs and recoveries at time of sale of previously recorded reserves for asset impairment. The components of Write-downs, reserves and recoveries were as follows:


                                           2000          1999          1998
                                    -----------   -----------   -----------
Reserves for New Orleans casino..   $   220,000   $        --   $        --
Impairment of long-lived
  assets.........................         5,813         3,367         2,740
Termination of entertainment
  contract.......................         2,505            --            --
Write-off of abandoned
  assets and other costs.........         2,800           569         4,734
Recoveries from previously
  impaired assets................        (5,012)       (1,701)           --
                                    -----------   -----------   -----------
                                    $   226,106   $     2,235   $     7,474
                                    ===========   ===========   ===========


NOTE 8 - HEADQUARTERS RELOCATION AND REORGANIZATION COSTS

During August 1999, we began the move of our corporate headquarters to Las Vegas, Nevada, from Memphis, Tennessee. The move was completed in 2000 and the costs of the relocation were expensed as incurred. Certain headquarters employees elected not to accept an offer to move, and the positions of other employees were eliminated as part of a staff reorganization conducted in advance of the move. The expenses for the severance payable to these employees were accrued when the employees became eligible for the severance payments.

NOTE 9 - INCOME TAXES

Our federal and state income tax provision (benefit) allocable to identified statement of operations and balance sheet line items was as follows:


                                       2000        1999        1998
                                  ---------   ---------   ---------
Income before income taxes and
  minority interests.........     $  15,415   $ 128,914   $  74,600
Extraordinary losses.........          (388)     (5,990)    (10,522)
Stockholders' equity
  Unrealized gain (loss)
    on available-for-sale
    securities...............          (505)      2,118       2,110
Compensation expense for
  tax purposes in excess of
  amounts recognized
  for financial reporting
  purposes...................       (15,739)     (2,625)       (787)
                                  ---------   ---------   ---------
                                  $  (1,217)  $ 122,417   $  65,401
                                  ==========  =========   =========


      Income tax expense attributable to Income before income taxes and minority interests consisted of the following:


                                       2000        1999        1998
                                  ---------   ---------   ---------
United States
  Current
    Federal..................     $ 128,643   $  69,567   $  45,084
    State....................         4,897       7,429       6,531
  Deferred...................      (118,125)     34,052      22,985
Other Countries
  Current....................            --      17,866          --
                                  ---------   ---------   ---------
                                  $  15,415   $ 128,914   $  74,600
                                  =========   =========   =========


The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interests were as follows:


                                         2000        1999        1998
                                    ---------   ---------   ---------
Statutory tax rate...............        35.0%       35.0%       35.0%
Increases (decreases) in tax
  resulting from:
    State taxes, net of federal
      tax benefit................        10.7         1.4         2.2
    Goodwill amortization........        33.8         1.3         1.1
    Foreign taxes................        29.6          --          --
    Tax credits..................       (11.2)       (0.6)       (2.0)
    Political contributions......         2.0          --         0.1
    Officers life insurance......         8.0        (0.8)       (1.7)
    Meals and entertainment......         5.9         0.4         0.3
    Federal income tax settlement        (3.3)        0.3          --
    Minority interests in
      partnership earnings.......       (27.0)       (1.1)       (1.2)
    Other........................         2.9          --         2.9
                                    ---------   ---------   ---------
Effective tax rate...............        86.4%       35.9%       36.7%
                                    =========   =========   =========

The components of our net deferred tax balance included in the Consolidated Balance Sheets were as follows:


                                                         2000           1999
                                                 ------------   ------------
Deferred tax assets
  Investments in
    nonconsolidated affiliates...............         108,825             --
  Compensation programs......................    $     44,163   $     41,670
  Bad debt reserve...........................          17,115         12,951
  Self-insurance reserves....................           3,736          7,910
  Deferred income............................           1,962          1,278
  Project opening expenses...................             545          1,274
  Debt costs.................................             124            768
  Other......................................           1,184          3,308
                                                 ------------   ------------
                                                      177,654         69,159
                                                 ------------   ------------
Deferred tax liabilities
  Property...................................        (187,291)      (173,963)
  Management contract........................              --        (45,547)
  Trademarks.................................         (40,887)       (41,697)
  Investments in
    nonconsolidated affiliates...............              --         (3,699)
                                                 ------------   ------------
                                                     (228,178)      (264,906)
                                                 ------------   ------------
  Net deferred tax liability.................    $    (50,524)  $   (195,747)
                                                 ============   ============


NOTE 10 - EXTRAORDINARY ITEMS

The components of our net extraordinary losses were as follows:


                                                 2000         1999         1998
                                              --------      --------      --------
Losses on early extinguishments of debt .     $ (1,104)     $(17,023)     $(27,824)
Harrah's Entertainment's share of
  nonconsolidated affiliate's
  extraordinary loss ....................           --            --        (2,391)
                                              --------      --------      --------
                                                (1,104)      (17,023)      (30,215)
Income tax benefit ......................          388         5,990        10,522
                                              --------      --------      --------
Extraordinary losses, net of income
  taxes .................................     $   (716)     $(11,033)     $(19,693)
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

NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:


                                          2000          1999          1998
                                        --------      --------      --------
Long-term accounts
  Deferred costs and other assets .     $(40,504)     $ 51,717      $ (6,457)
  Deferred credits and other
    long-term liabilities .........       (4,268)      (19,504)       21,255
                                        --------      --------      --------
      Net change in long-term
        accounts ..................     $(44,772)     $ 32,213      $ 14,798
                                        ========      ========      ========

Working capital accounts
  Receivables .....................     $(39,072)     $(53,620)     $(21,734)
  Inventories .....................        2,524          (307)       (1,269)
  Prepayments and other ...........      (10,710)       75,986        (2,134)
  Accounts payable ................       11,887        (1,849)       13,561
  Accrued expenses ................          193       (90,371)      (33,668)
                                        --------      --------      --------
       Net change in working
         capital accounts .........     $(35,178)     $(70,161)     $(45,244)
                                        ========      ========      ========

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES

The following table reconciles our Interest expense, net of interest capitalized, per the Consolidated Statements of Operations, to cash paid for interest:


                                       2000          1999           1998
                                    ---------      ---------      ---------
Interest expense, net of
  amount capitalized ..........     $ 227,139      $ 193,407      $ 117,270
Adjustments to reconcile to
  cash paid for interest
    Net change in accruals ....       (17,988)        (2,011)       (16,917)
    Amortization of deferred
      finance charges .........        (4,185)        (4,459)        (4,982)
    Net amortization of
      discounts and premiums ..            70            543             74
                                    ---------      ---------      ---------
Cash paid for interest,
  net of amount capitalized ...     $ 205,036      $ 187,480      $  95,445
                                    =========      =========      =========
Cash payments for income taxes,
  net of refunds (Note 9) .....     $  90,220      $  77,534      $  51,785
                                    =========      =========      =========

NOTE 12 - COMMITMENTS AND CONTINGENCIES

CONTRACTUAL COMMITMENTS, We continue to pursue additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Harrah's Entertainment of third-party debt and development completion guarantees. Excluding guarantees and commitments for New Orleans (see Note 15), as of December 31, 2000, we had guaranteed third-party loans and leases of $111.9 million, which are secured by certain assets, and had commitments of $264.7 million, primarily construction-related.

      The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled payments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. As of December 31, 2000, the aggregate monthly commitment pursuant to these contracts, which extend for periods of up to 48 months from December 31, 2000, was $1.1 million.

SEVERANCE AGREEMENTS. As of December 31, 2000, the Company has severance agreements with 34 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment of 1.5 to 3.0 times the executive's average annual compensation, as defined, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's Entertainment's incentive plans. The estimated amount, computed as of December 31, 2000, that would be payable under the agreements to these executives based on earnings and stock options aggregated approximately $83.1 million.

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

NOTE 13 LITIGATION.- We are involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these matters will not have a material adverse effect on our consolidated financial position or our results of operations.

NOTE 14 - EMPLOYEE BENEFIT PLANS

We have established a number of employee benefit programs for purposes of attracting, retaining and motivating our employees. The following is a description of the basic components of these programs.

STOCK OPTION PLAN. Our employees may be granted options to purchase shares of common stock under the Harrah's Entertainment Stock Option Plan ("SOP"). An SOP grant typically vests in equal installments over a four-year period and allows the option holder to purchase stock over specified periods of time, generally 10 years from the date of grant, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after February 2008. All outstanding stock options under Rio's stock option plans at the date of our merger were fully vested and converted, at the same terms and conditions as originally granted, into options for Harrah's Entertainment common stock. No options for additional shares may be granted under the Rio plans, and any options cancelled under the Rio plans may not be re-issued.

      A summary of SOP activity for 1998, 1999 and 2000 is as follows:


                                                                Number of
                                     Weighted Avg.            Common Shares
                                                     --------------------------------
                                    Exercise Price       Options        Available
                                      (Per Share)      Outstanding      For Grant
                                    ---------------- ---------------  ---------------
Balance - December 31, 1997........      $17.57         7,324,572      1,319,713
  Additional shares authorized.....         N/A                --      3,500,000
  Granted..........................       15.94         3,891,119     (3,891,119)
  Exercised........................       10.29          (241,409)            --
  Canceled.........................       19.71          (661,128)       661,128
                                                       ----------     ----------
Balance - December 31, 1998........       16.99        10,313,154      1,589,722
  Additional shares authorized.....         N/A                --      2,500,000
  Rio acquisition..................       14.74         3,442,955             --
  Granted..........................       23.20         3,133,783     (3,133,783)
  Exercised........................       14.95        (2,444,747)            --
  Canceled.........................       18.17          (725,346)       725,346
  Rio plans cancellations..........       18.24           (14,500)            --
                                                       ----------     ----------
Balance - December 31, 1999........       18.14        13,705,299      1,681,285
  Additional shares authorized.....         N/A                --      1,800,000
  Granted..........................       28.10         3,109,602     (3,109,602)
  Exercised........................       15.27        (2,968,539)             -
  Canceled.........................       20.04        (1,070,064)     1,070,064
  Rio plans cancellations..........       18.35           (20,500)             -
                                                       ----------     ----------
Balance - December 31,2000.........       $21.08       12,755,798      1,441,747
                                                       ==========     ==========


                                         2000            1999            1998
                                    ------------    ------------     -----------
Options exercisable at
  December 31........................  3,920,509       4,727,341       2,257,662
Weighted average fair value per
  share of options granted per year.. $    14.30      $    11.74      $     7.39


The following table summarizes additional information regarding the options outstanding at December 31, 2000:


                         Options Outstanding               Options Exercisable
                --------------------------------------- --------------------------
                              Weighted
                               Average     Weighted                   Weighted
Range of                     Remaining      Average                    Average
Exercise            Number    Contract     Exercise         Number    Exercise
Prices          Outstanding       Life        Price     Exercisable      Price
-------------   ----------- ----------    ---------     -----------  ---------
$ 3.00 - $18.94  6,166,936   6.9 years       $15.62      2,552,822      $15.34
 19.37 -  22.55  1,692,935   6.3 years        20.94      1,068,492       20.99
 23.81 -  35.59  4,895,927   9.2 years        28.01        304,195       26.92
                ----------                              ----------
                12,755,798                               3,925,509
                ==========                              ==========


As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," we apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for the SOP and, accordingly, do not recognize compensation expense. Had compensation expense for the SOP been determined in accordance with SFAS No. 123, our pro forma Net income (loss) and Earnings (loss) per share for the indicated periods would have been:


                                         2000                            1999                           1998
                                -----------------------      ---------------------------     --------------------------
                                      As            Pro               As             Pro              As            Pro
                                Reported          Forma         Reported           Forma        Reported          Forma
                                --------     ----------      -----------     -----------     -----------     ----------
Net income (loss)               (12,060)     $  (27,834)     $   208,470     $   193,631     $   102,024     $   93,628
Earnings (loss) per share
  Basic                           (0.10)          (0.24)            1.65            1.54            1.02           0.93
  Diluted                         (0.10)          (0.24)            1.62            1.50            1.00           0.92


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                            2000         1999          1998
                                            ----         ----          ----
Expected dividend yield.............         0.0%         0.0%          0.0%
Expected stock price volatility.....        42.0%        40.0%         47.0%
Risk-free interest rate.............         5.8%         5.9%          4.3%
Expected average life of options               6            6             5
(years).............................

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

The Company has issued time accelerated restricted stock ("TARSAP") awards to certain key executives. The initial TARSAP awards will fully vest on January 1, 2002, if the executive continues in active employment until that date. However, the vesting of some of these shares accelerated into 2000 and the vesting of some or all of the remaining shares can be accelerated into the year 2001 on the basis of our financial performance. During 2000, additional TARSAP awards were issued to certain key executives, which will vest on January 1, 2007, if the executive continues in active employment until that date. These shares are eligible for earlier annual vesting beginning in 2003 over five years based on the Company's financial performance in each of the years 2002 through 2005. The expense arising from TARSAP awards is being amortized to expense over the periods in which the restrictions lapse.

      The number and weighted-average grant-date fair value of RSP shares granted, and the amortization expense recognized, during 2000, 1999 and 1998, including the TARSAP awards, were as follows:


                                               2000          1999          1998
                                            ----------    ----------    ----------
Number of shares granted ...........         1,306,398       560,085       990,893
Weighted-average grant price
  per share ........................        $    25.17    $    23.62    $    17.26
Amortization expense (In millions) .              12.3           9.7           6.9
Unvested shares as of December 31 ..         2,298,803     2,158,302     1,832,269

SAVINGS AND RETIREMENT PLAN. We maintain a defined contribution savings and retirement plan, which, among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which is fully matched. Amounts contributed to the plan are invested, at the participant's direction, in a Harrah's company stock fund, a diversified stock fund, an aggressive stock fund, a long-term bond fund, an income fund and/or a treasury fund. Participants become vested in the matching contribution over five years of credited service. Our contribution expense for this plan was $25.3 million, $22.2 million and $18.1 million in 2000, 1999 and 1998, respectively.

DEFERRED COMPENSATION PLANS. Harrah's maintains deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of the Company and earn interest at rates approved by the Human Resources Committee of the Board of Directors. The total liability included in Deferred credits and other liabilities for these plans at December 31, 2000 and 1999 was $67.6 million and $59.3 million, respectively. In connection with the administration of one of these plans, we have purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

MULTI-EMPLOYER PENSION PLAN. Approximately 4,400 of our employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $4.0 million, $4.2 million and $4.4 million in 2000, 1999 and 1998, respectively, for such plans. The plans' administrators do not provide sufficient information to enable us to determine our share, if any, of unfunded vested benefits.

NOTE 15 - NONCONSOLIDATED AFFILIATES

JCC HOLDING COMPANY. The Company has an approximate 40% beneficial ownership interest in JCC Holding Company and its subsidiary, Jazz Casino Company, LLC (collectively, "JCC"). JCC owns and operates a land-based casino in New Orleans, Louisiana (the "Casino"), which is managed by a subsidiary of the Company.

      Initially, the Company guaranteed a $100 million annual payment obligation of JCC owed to the State of Louisiana gaming board (the "State Obligation") for the period from October 28, 1999, to October 28, 2000 (the "Initial State Guarantee"). In accordance with an existing agreement, the Initial State Guarantee was replaced with a new guarantee (the "Current State Guarantee"), pursuant to which the Company has guaranteed the State Obligation for the period from April 1, 2000, to March 31, 2001. JCC is required to make daily payments of approximately $273,973 to satisfy the State Obligation. The
Current State Guarantee obligation is reduced to the extent JCC makes such daily payments. Payments made to the State by the Company pursuant to the Initial State Guarantee and the Current State Guarantee are secured by a first priority collateral security interest in JCC's assets. Payments made to the State by the Company on behalf of JCC under the Initial State Guarantee and the Current State Guarantee during 2000 totaled $44.1 million.

      Subject to the satisfaction of certain cash flow tests and other conditions each year, the Company would have been required to provide a new guarantee to the State for each of the 12-month periods ending March 31, 2002, 2003 and 2004. For the period ending March 31, 2002, the requirement to provide a new guarantee was conditioned upon, among other things, JCC producing net cash flow, as defined, of at least $15 million for the 12-month period ending November 30, 2000. JCC did not satisfy this cash flow test, and the Company gave notice to JCC on December 28, 2000, that it would not renew the Current State Guarantee for the 12-month period ending March 31, 2002.

      On January 4, 2001, JCC filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with its reorganization, JCC proposed a plan which contemplates a substantial reduction in the minimum annual payment to the State, a reduction in costs associated with the City of New Orleans lease, modifications of Casino operating restrictions and the agreement of major creditors, including the Company, to a restructuring of JCC's debts. On March 15, 2001, the City of New Orleans City Council adopted ordinances to reduce the City's annual payments from JCC by approximately
$5 million. On March 19, 2001 the reorganization plan was confirmed by the bankruptcy court, On March 21, 2001, the State enacted legislation to (i) reduce the State Obligation from $1.00 million to $50 million in the first year and $60 million thereafter and (ii) relax certain Casino operating restrictions by permitting the Casino to offer certain food and hotel services. Final consummation of the reorganization plan is subject to completion of legal documentation satisfactory to all parties, as well as satisfaction of all other conditions to plan consummation.

      Assuming JCC's reorganization plan is consummated, we will guarantee the State Obligation of S50 million in the first year and $60 million for three subsequent years. The Company would receive a fee for providing this guarantee. In addition to the proposed changes in the State Agreements, under the reorganization plan, JCC's capital structure would be changed and the Company would own 49% of the new equity in JCC and hold approximately $51 million of the new debt of JCC. There would be a new $35 million JCC revolving credit facility at market terms, which the Company would provide. The Company has also agreed to changes in the management agreement, which would, among other things, (i) change the base management fee to an incentive management fee based on earnings of the business before interest expense, income taxes, depreciation and amortization and management fees, (ii) require the Company to provide certain administrative services to JCC as part of its management fee without any reimbursement from JCC and (iii) provide for termination of management services if minimum performance thresholds are not met.

      Due to the filing of bankruptcy by JCC, in fourth quarter 2000 we recorded reserves of $220 million for receivables not expected to be recovered in JCC's reorganization plan. Failure by JCC to consummate its reorganization plan would likely result in loss of its State gaming license and could result in further financial impact to the Company of approximately $73 million, plus any additional amounts funded under the Current State Guarantee.

NATIONAL AIRLINES, INC. We have an approximate 48% ownership interest in National Airlines, Inc., ("NAI"), an airline company based in Las Vegas,

Nevada, which opened for business in May, 1999. During 1999 and 2000, we provided $17.4 million in loans to NAI, and letters of credit on their behalf of $24.6 million. We have an agreement with another investor of NAI whereby that investor is obligated to reimburse us for approximately 56% of any amount that we might pay in response to demands on the letters of credit. In December 2000, NAI filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. In response to that filing, we recorded write-offs and reserves in fourth quarter 2000 totaling $39.4 million for our investment in and loans to NAI and our net exposure under the letters of credit. These write-offs and reserves are included in (Loss) gains on equity interests in nonconsolidated affiliates in our Consolidated Statements of Operations.

DISPOSITIONS OF EQUITY INTERESTS. In 1999, we sold our shares of Star City casino and recorded a pretax gain of $43.5 million. We also sold our interest in Sodak Gaming, Inc. to a gaming equipment manufacturing company and recorded a pretax gain of $16.3 million.

      During 1998, we sold our remaining equity interest in a restaurant affiliate and recognized a gain on the sale of $13.1 million.

COMBINED FINANCIAL INFORMATION. The following summarized balance sheet and statement of operations information has been compiled from financial reports for the periods and dates indicated submitted to us by our nonconsolidated affiliates which we accounted for using the equity method:


                                   New         National
                                 Orleans       Airlines         Other          2000           1999           1998
                                ---------      ---------      ---------      ---------      ---------      ---------
Combined Summarized Balance
  Sheet Information
    Current assets ........     $  40,044      $  48,007      $   3,077      $  91,128      $  73,560

    Land, buildings and
     equipment, net .......       323,077         35,597         34,550        393,224        570,204

    Other assets ..........       101,292         19,860          8,520        129,672        130,889
                                ---------      ---------      ---------      ---------      ---------

      Total assets ........       464,413        103,464         46,147        614,024        774,653
                                ---------      ---------      ---------      ---------      ---------
    Current liabilities ...        74,848        105,695          6,543        187,086        100,336
    Long-term debt ........       492,723         13,812         18,813        525,348        437,756
                                ---------      ---------      ---------      ---------      ---------
       Total liabilities ..       567,571        119,507         25,356        712,434        538,092
                                ---------      ---------      ---------      ---------      ---------

        Net assets ........     $(103,158)     $ (16,043)     $  20,791      $ (98,410)     $ 236,561
                                =========      =========      =========      =========      =========


Combined Summarized
   Statements of Operations
     Revenues .............     $ 261,105      $ 231,319      $  22,405      $ 514,829      $ 116,236      $ 299,292
                                =========      =========      =========      =========      =========      =========

     Operating loss .......     $ (90,335)     $ (18,472)     $  (3,222)     $(112,029)     $ (77,595)     $   2,774)
                                =========      =========      =========      =========      =========      =========

     Net loss .............     $(136,589)     $ (22,107)     $  (1,943)     $(160,639)     $(108,082)       (33,245)
                                =========      =========      =========      =========      =========      =========

      Our Investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

                                                  2000       1999
                                              --------   --------
Investments in and advances
  to nonconsolidated affiliates
    Accounted for under the equity
      method..........................        $ 80,439   $167,828
    Accounted for at historical cost..           5,167          -
    Available-for-sale and recorded
      at market value.................           1,075        683
                                              --------   --------
                                              $ 86,681   $168,511
                                              ========   ========

The December 31, 2000, balance of our investments in those affiliates accounted for under the equity method is net of the applicable reserves recorded in 2000 for JCC and NAI, which are discussed above. These impairment reserves are in addition to our share of the operating results of these companies reflected in the summarized statement of operations information presented above.

      In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we adjust the carrying value of our available-for-sale equity investments to include unrealized gains or losses. A corresponding adjustment is recorded in the combination of our stockholders' equity and deferred income tax accounts.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Harrah's Entertainment is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with accounting principles generally accepted in the United States. In preparing its financial statements, Harrah's Entertainment is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

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





Philip G. Satre
Office of the President,
Chairman of the Board and
Chief Executive Officer





Judy T. Wormser
Vice President, Controller
and Chief Accounting Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

      We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries ("Harrah's Entertainment") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the three years ended December 31, 2000. These financial statements are the responsibility of Harrah's Entertainment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's Entertainment as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Las Vegas, Nevada
March 21, 2001

QUARTERLY RESULTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)


                                                      First            Second             Third          Fourth
                                                    Quarter           Quarter           Quarter          Quarter              Year
                                             --------------    --------------    --------------   --------------    --------------
2000 [1]
Revenues.................................    $      783,614    $      879,181    $      953,425   $      854,930    $    3,471,150
Income (loss) from operations............           100,100           136,338           176,103         (129,803)          282,738
Net income (loss)........................            30,748            46,498            71,980         (161,286)          (12,060)
Earnings (loss) per share [3]
  Basic..................................              0.25              0.39              0.63            (1.41)            (0.10)
  Diluted................................              0.25              0.39              0.61            (1.41)            (0.10)

1999 [2]
Revenues.................................    $      711,668    $      751,137    $      814,054   $      747,569    $    3,024,428
Income from operations...................           112,483           123,504           155,921           89,129           481,037
Net income...............................            34,097            40,548            74,634           59,191           208,470
Earnings per share [3]
  Basic..................................              0.27              0.32              0.59             0.47              1.65
  Diluted................................              0.27              0.31              0.58             0.45              1.62


[1] 2000 includes recognition in fourth quarter of $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf National Airlines, Inc. 2000 also includes operating results for Players International, Inc. for periods after its March 22, 2000, date of acquisition.

[2] 1999 includes $16.3 million recognized in third quarter and $43.5 million recognized in fourth quarter in pretax gains from the sales of our equity interests in nonconsolidated affiliates.

[3] The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.