Form 10-K, Exhibit 13
period 2002-12-31
HARRAHS ENTERTAINMENT INC
filed 2003-03-10
CIK 858339

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Financial and Statistical Highlights
(See Notes 1 and 2 to the Consolidated Financial Statements)

(In millions, except common stock data and financial percentages and ratios)	2002(a)	2001(b)	2000(c)	1999(d)	1998(e)	Compound Growth Rate
OPERATING DATA
Revenues	$4,136.4	$3,689.8	$3,329.8	$2,894.1	$1,907.9	21.3%
Income from operations	780.0	580.0	282.7	481.0	287.8	28.3%
Income from continuing operations before income taxes and minority interests	535.9	347.4	17.8	359.6	203.3	27.4%
Income/(loss) from continuing operations	324.6	208.4	(11.3)	219.5	121.7	27.8%
Income/(loss) before extraordinary items and cumulative effect of change in accounting principle	326.2	209.0	(11.3)	219.5	121.7	28.0%
Net income/(loss)	235.0	209.0	(12.1)	208.5	102.0	23.2%
COMMON STOCK DATA
Earnings/(loss) per share-diluted
From continuing operations	2.86	1.80	(0.09)	1.71	1.19	24.6%
Net income/(loss)	2.07	1.81	(0.10)	1.62	1.00	19.8%
FINANCIAL POSITION
Total assets	6,350.0	6,128.6	5,166.1	4,766.8	3,286.3	17.9%
Long-term debt	3,763.1	3,719.4	2,835.8	2,540.3	1,999.4	17.1%
Stockholders' equity	1,471.0	1,374.1	1,269.7	1,486.3	851.4	14.6%
CASH FLOWS
Provided by operating activities	738.6	773.0	547.6	490.1	297.9	25.5%
Property EBITDA(f)	1,149.9	980.0	886.5	792.9	512.6	22.4%
Investments in land, buildings, riverboats and equipment additions	368.8	529.8	421.4	340.5	140.4	27.3%
FINANCIAL PERCENTAGES AND RATIOS
Return on revenues-continuing	7.8%	5.6%	(0.3)%	7.6%	6.4%
Return on average invested capital(g)	8.6%	7.3%	2.9%	8.1%	8.0%
Return on average equity(g)	22.3%	15.5%	(0.8)%	15.5%	15.3%
Ratio of earnings to fixed charges(g)	2.9	2.1	2.2	2.7	2.4

(a)
2002 includes $5.0 million in pretax charges for write-downs, reserves and recoveries (see Note 8), a $6.1 million charge for our exposure under a letter of credit issued on behalf of National Airlines, Inc. and a charge of $91.2 million, net of tax benefits of $2.8 million related to a change in accounting principle (see Note 3). 2002 also includes the financial results of Jazz Casino Company LLC from the date of our acquisition of a majority ownership interest on June 7, 2002.

(b)
2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries (see Note 8) and $26.2 million of income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results of Harveys Casino Resorts from its July 31, 2001, date of acquisition. 2001 results have been reclassified to reflect Harveys Colorado as discontinued operations.

(c)
2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries (see Note 8) and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc. from its March 22, 2000, date of acquisition.

(d)
1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. 1999 also includes financial results of Rio Hotel & Casino, Inc. from its January 1, 1999, date of acquisition.

(e)
1998 includes $7.5 million in pretax charges for write-downs, reserves and recoveries and a $13.2 million gain on the sale of equity interests in a nonconsolidated restaurant subsidiary. 1998 also includes the financial results of Showboat, Inc. from its June 1, 1998, date of acquisition.

(f)
EBITDA consists of earnings before interest, taxes, depreciation and amortization. Property EBITDA consists of Income from operations before depreciation and amortization, write-downs, reserves and recoveries, project opening costs, corporate expense, headquarters relocation and reorganization costs, equity in (income)/losses of nonconsolidated affiliates, venture restructuring costs and amortization of intangible assets. See Exhibit 12 to our 2002 Form 10-K for the computation of Property EBITDA. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, Property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, Property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

(g)
Ratio computed based on Income/(loss) from continuing operations.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        Harrah's Entertainment, Inc., a Delaware corporation, operates twenty-six casinos in thirteen states. We were incorporated on November 2, 1989, and prior to such date operated under predecessor companies.

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

OVERALL OPERATING RESULTS

        Our Company achieved record revenues, income from operations and net income in 2002, just as we did in 2001. In 2002, our revenues exceeded $4 billion for the first time, increasing 12.1% over 2001 revenues. Income from operations increased 34.5% and net income increased 12.4%.

				Percentage Increase/(Decrease)
	2002	2001	2000	02 vs 01		01 vs 00
(In millions, except earnings per share)
Casino revenues	$3,688.4	$3,216.1	$2,852.0	14.7%		12.8%
Total revenues	4,136.4	3,689.8	3,329.8	12.1%		10.8%
Income from operations	780.0	580.0	282.7	34.5%		105.2%
Income/(loss) from continuing operations	324.6	208.4	(11.3)	55.8%		N/M
Net income/(loss)	235.0	209.0	(12.1)	12.4%		N/M
Earnings/(loss) per share-diluted
From continuing operations	2.86	1.80	(0.09)	58.9%		N/M
Net income/(loss)	2.07	1.81	(0.10)	14.4%		N/M
Operating margin	18.9%	15.7%	8.5%	3.2	pts	7.2	pts

N/M=Not meaningful

        Total revenues grew 12.1% in 2002 as a result of our acquisition of Harveys Casino Resorts ("Harveys") on July 31, 2001, the consolidation of Jazz Casino Company LLC into our financial results as of June 7, 2002, the return on recent targeted capital investments and same-store sales growth at most of our properties. We attribute our improved results in 2002 to our consumer-marketing strategy, geographic diversity and disciplined capital spending process. This continues the trends we reported for 2001 and 2000. Although strategic acquisitions contributed to our revenue growth over the three years, "same-store" revenue growth of 8.7% was achieved in 2002. We define "same-store" revenue growth as the increase in gaming revenue contributed by properties that were included in our results in each of the year-over-year periods that are being compared.

        In 2002, our income from operations increased 34.5%, net income increased 12.4% and diluted earnings per share increased 14.4% over our 2001 results, despite the $91.2 million net charge recorded in 2002 for the impairment of intangible assets acquired in our 1999 acquisition of Rio Hotel and Casino, Inc. ("Rio").

        Some significant items that affected our 2002 results are listed below. These items are discussed in greater detail elsewhere in our discussion of operating results and in the Debt and Liquidity section.

  •
  We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," resulting in cessation of the amortization of goodwill and intangible assets with an indefinite life and recognition of an impairment charge of $91.2 million, net of tax benefits of $2.8 million, related to intangible assets acquired in our 1999 acquisition of Rio.

  •
  In June 2002, we acquired additional common shares of JCC Holding Company, which, together with its subsidiary, Jazz Casino Company LLC (collectively, "JCC"), owns and operates the Harrah's casino in New Orleans, Louisiana. This acquisition increased our ownership from 49% to 63%. In December 2002, we acquired the remaining shares of JCC common stock to increase our ownership to 100%.

  •
  In December 2002, we acquired a controlling interest in Louisiana Downs, Inc. ("Louisiana Downs"), a thoroughbred racetrack in Bossier City, Louisiana.

  •
  Gaming tax rate changes in several states had a negative effect on operating profits of our casinos in those states.

  •
  A decision to change our Total Rewards program, giving our customers greater flexibility and control over redemption of their accumulated rewards, resulted in a $6.9 million charge to Income from operations.

  •
  A favorable settlement of a sales tax contingency resulted in the reversal of an approximate $6.5 million accrual.

  •
  National Airlines, Inc. ("NAI") ceased operations in November 2002. We had provided a letter of credit on behalf of NAI, which we were required to fund in January 2003. In fourth quarter 2002, we recorded a charge of $6.1 million related to this letter of credit, net of a settlement with another investor of NAI of an obligation related to another letter of credit, which had been funded previously.

  •
  A $5.0 million structural repairs charge was recorded in fourth quarter 2002 for our property in Reno, Nevada.

        Comparison of our year-over-year results is complicated by unusual charges in each of the three years presented. The table below presents a pro forma comparison of our operating results, which have been adjusted to exclude 2002 charges for NAI and our share of a nonconsolidating subsidiary's impairment of goodwill; 2001 gains from the condemnation and sale of nonstrategic real estate and a loss from the sale of our equity interest in a subsidiary; and 2000 charges for JCC and NAI, and the estimated tax effects of those events in each year.

				Percentage Increase/(Decrease)
	2002	2001	2000	02 vs 01		01 vs 00
(In millions, except earnings per share)
Total revenues	$4,136.4	$3,689.8	$3,329.8	12.1%		10.8%
Income from operations	782.1	580.0	502.7	34.8%		15.4%
Income from continuing operations	329.7	199.7	164.0	65.1%		21.8%
Net income	240.1	200.3	163.3	19.9%		22.7%
Earnings per share-diluted
From continuing operations	2.90	1.73	1.38	67.6%		25.4%
Net income	2.11	1.73	1.37	22.0%		26.3%
Operating margin	18.9%	15.7%	15.1%	3.2	pts	0.6	pts

STRATEGIC ACQUISITIONS

        As part of our growth strategy and to further enhance our geographic distribution, strengthen our access to target customers and leverage our technological and centralized services infrastructure, we have acquired four casino companies, the remaining interest in the New Orleans casino and a thoroughbred racetrack in the past five years. All of our acquisition transactions were accounted for as purchases. The following table provides an overview of our acquisition activities and the discussion following the table provides a brief review of our acquisitions during the past three years.

Company	Date Acquired	Total Purchase Price(a)	Goodwill Assigned	Number of Casinos		Geographic Location
(In millions)
Showboat, Inc.	June 1998	$1,045	$322	4(b	)	Atlantic City, New Jersey East Chicago, Indiana
Rio Hotel & Casino Inc.	January 1999	$987	$93	1		Las Vegas, Nevada
Players International, Inc.	March 2000	$439	$204	3		Lake Charles, Louisiana Metropolis, Illinois St. Louis, Missouri
Harveys Casino Resorts	July 2001	$712	$265	4		Central City, Colorado(e) Council Bluffs, Iowa(2) Lake Tahoe, Nevada
JCC Holding Company	June 2002 December 2002	$148	none	1(c	)	New Orleans, Louisiana
Louisiana Downs, Inc.	December 2002	$82	$64	1(d	)	Bossier City, Louisiana

(a)
Total purchase price includes the market value of debt assumed determined as of the acquisition date and assets that were subsequently sold.

(b)
Interests in two casinos that were included in the acquisition were subsequently sold.

(c)
Acquired additional 14% interest in June 2002 and remaining 37% interest in December 2002.

(d)
Acquired a thoroughbred racetrack that can be expanded to include slot machines.

(e)
This property is expected to be sold in the first half of 2003.

        Players International, Inc. ("Players").    On March 22, 2000, we completed our acquisition of Players, which operated a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a harness horse racetrack in Paducah, Kentucky. Players and Harrah's Entertainment jointly operated a landside hotel and entertainment facility at the Maryland Heights property, a suburb of St. Louis. The operations of the Players facility in Maryland Heights were consolidated with the adjacent Harrah's operation immediately after the acquisition, and the Lake Charles and Metropolis facilities were subsequently converted to the Harrah's brand.

        Harveys Casino Resorts.    On July 31, 2001, we completed our acquisition of Harveys. We paid approximately $294 million for the equity interests in Harveys, assumed approximately $350 million in outstanding debt and paid approximately $18 million in acquisition costs. We financed the acquisition, and retired Harveys assumed debt, with borrowings under our established debt programs. The purchase included the Harveys Resort & Casino in Lake Tahoe, Nevada, the Harveys Casino Hotel and the Bluffs Run Casino, both in Council Bluffs, Iowa, and the Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. The addition of the Harveys properties expanded our geographic distribution, increased our nationwide casino square footage by almost 15% and added 1,109 hotel rooms, 149 table games and 5,768 slot machines to serve our customers. The acquisition introduced our Total Rewards customer-loyalty program to 1.7 million potential new customers within 150 miles of Council Bluffs and strengthened our relationships with customers throughout the Nevada-Northern California gaming market.

        With our acquisition of Harveys, we assumed a $50 million contingent liability, which was dependent on the results of a referendum that was decided by the voters in Pottawattamie County, Iowa, in November 2002. The referendum, which re-approved gaming at racetracks and on riverboats for another eight years, passed and we paid an additional $50 million in acquisition costs in fourth quarter 2002.

        In fourth quarter 2002, we announced that we had entered into a definitive agreement to sell Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Since acquiring Harveys, we evaluated the Colorado property and concluded that it is a nonstrategic asset for us. Closing of the transaction is subject to customary regulatory approvals and is expected to be completed in the first half of 2003. This sale will not have a material effect on our financial results. The Colorado property is presented in our financial statements as discontinued operations, and our 2001 results have been reclassified to reflect that property as discontinued operations.

        Jazz Casino Company.    On June 7, 2002, we acquired additional shares of JCC's common stock, which increased our ownership from 49% to 63% and required a change in our accounting treatment for our investment in JCC from the equity method to consolidation of JCC in our financial statements. We began consolidating JCC in our financial results on June 7, 2002. On December 10, 2002, we acquired all of the remaining shares of JCC's stock to increase our ownership to 100%.

        We paid $72.4 million ($10.54 per share) for the additional ownership interest in JCC, acquired approximately $45.8 million of JCC's debt, assumed approximately $28.2 million of JCC's Senior Notes, which we subsequently retired, and incurred approximately $1.9 million of acquisition costs. We financed the acquisition and retired JCC's debt with funds from various sources, including cash flows from operations and borrowings under our established debt programs.

        The purchase price allocation arising from our acquisition of the additional ownership of JCC is in process and is expected to be completed by third quarter of 2003.

        Louisiana Downs.    On December 20, 2002, we acquired a controlling interest in Louisiana Downs, a thoroughbred racetrack in Bossier City, Louisiana. The agreement gives Harrah's a 95% ownership interest in a company that now owns both Louisiana Downs and Harrah's Shreveport. We plan to install slot machines at the racetrack and expand and renovate the entertainment facility, which will be the only land-based gaming facility in northern Louisiana. Plans call for Louisiana Downs to offer approximately 900 slot machines by the time racing season begins in June 2003. We expect to open a new, permanent facility with approximately 1,500 slot machines by June 2004.

        We paid approximately $81.6 million, including $29.3 million in short-term notes that were paid in full in January 2003 and $6.0 million in equity interest in Harrah's Shreveport, for the interest in Louisiana Downs and approximately $0.1 million of acquisition costs. We financed the acquisition with funds from various sources, including cash flows from operations and borrowings under our established debt programs. The purchase price allocation of our acquisition of Louisiana Downs, including the equity interest in Harrah's Shreveport that was contributed to the new company that now owns both Louisiana Downs and Harrah's Shreveport, is in its early stages and is expected to be completed by fourth quarter 2003.

REGIONAL RESULTS AND DEVELOPMENT PLANS

        To facilitate discussion of our operating results, our properties have been grouped as follows:

Western Region	Central Region	Eastern Region	Managed/Other
Harrah's Reno	Harrah's Joliet	Harrah's Atlantic City	Harrah's Ak-Chin
Harrah's/Harveys Lake Tahoe	Harrah's East Chicago	Showboat Atlantic City	Harrah's Cherokee
Bill's	Harrah's Metropolis		Harrah's Prairie Band
Harrah's Las Vegas	Harrah's Council Bluffs		Harrah's New Orleans
Rio	Bluffs Run		(prior to June 7, 2002)
Harrah's Laughlin	Harrah's Shreveport		Harrah's Rincon
Harrah's Vicksburg
Harrah's North Kansas City
Harrah's St. Louis
Harrah's Lake Charles
Harrah's Tunica
Harrah's New Orleans (June 7, 2002 and after)

        In the following discussions of the operating results for our properties, we define operating profit as revenues less direct operating expenses and depreciation and amortization, excluding amortization of intangible assets.

Western Region

				Percentage Increase/(Decrease)
	2002	2001	2000	02 vs 01		01 vs 00
(In millions)
Casino revenues	$847.7	$766.7	$726.8	10.6%		5.5%
Total revenues	1,265.5	1,184.2	1,129.7	6.9%		4.8%
Operating profit	201.0	129.4	127.9	55.3%		1.2%
Operating margin	15.9%	10.9%	11.3%	5.0	pts	(0.4	)pts

        Southern Nevada.    2002 revenues increased 1.3% in Southern Nevada where record revenues at Harrah's Las Vegas and Laughlin more than offset the year-over-year decline in revenues at Rio. Revenues at Harrah's Las Vegas and Laughlin increased 3.7% and 7.5%, respectively, while revenues at Rio were 2.5% below 2001 revenues. Operating profit in Southern Nevada increased 68.6% over 2001, driven primarily by improved performance at the Rio due to cost management measures and the property's decision to exit the high-end international table games business in third quarter 2001. A charge of $13 million was recorded in 2001 to recognize the cost of this decision. Cost management measures also contributed to the improved performance at Harrah's Las Vegas and Laughlin where operating profit grew 8.8% and 7.5%, respectively. Our Southern Nevada properties are benefiting from marketing programs that enable us to capture more cross-market play.

        Revenue increases in Southern Nevada in 2001 over 2000 were due to record revenues at Harrah's Las Vegas, which achieved a 6.6% increase over 2000 revenues despite travel disruptions to this resort destination following the September 11, 2001, terrorist attacks. 2001 revenues at Harrah's Laughlin matched those reported in 2000, and Rio's 2001 revenues declined 0.5% from the prior year. The increase in operating profit in 2001 in Southern Nevada was due to improved performance at the Rio, despite $13 million in nonrecurring charges recorded by the Rio in 2001 to focus its operations. The focus of Rio's operations to de-emphasize international high-end table game play, which generated losses in 2000, resulted in improved results at this property.

        Northern Nevada.    Northern Nevada posted record revenues in 2002 due to the inclusion of a full year's revenues from the Harveys casino, which was acquired on July 31, 2001. This property contributed $136.5 million to Northern Nevada revenues in 2002. Excluding revenues contributed by Harveys from both periods, Northern Nevada revenues were down from 2001 due to weak market conditions in the Reno area caused, in part, by heightened levels of competition from Indian casinos in the Northern California area. Operating profit was 34.5% higher than in 2001, due also to the inclusion of a full year's results from Harveys Lake Tahoe and to cost synergies associated with the integration of the Harveys property into Harrah's systems. Approximately $6.3 million of goodwill is recorded on our books associated with our Reno property. Although our most recent analysis of this asset indicated that it is not impaired, it is possible that this asset will be impaired in a future period if current operating trends continue.

        The increase in Northern Nevada revenues in 2001 over 2000 was due to the inclusion of operating results for Harveys Lake Tahoe for the five months subsequent to our acquisition of Harveys. Excluding revenues contributed by Harveys, Northern Nevada revenues were down 6.4%, as a result of the ensuing reduction in travel following the events of September 11 and lower than normal retail, especially non-tracked, walk-in business in Northern Nevada due to the weak economy in the area's major California feeder market. Operating profit dropped 18.1% in Northern Nevada from 2000 due to increased costs associated with efforts to drive revenues to historic levels.

Central Region

				Percentage Increase/(Decrease)
	2002	2001	2000	02 vs 01		01 vs 00
(In millions)
Casino revenues	$2,031.6	$1,698.0	$1,381.6	19.6%		22.9%
Total revenues	2,017.5	1,707.6	1,392.8	18.1%		22.6%
Operating profit	398.2	361.4	304.8	10.2%		18.6%
Operating margin	19.7%	21.2%	21.9%	(1.5	)pts	(0.7	)pts

        A full year of operations of the properties acquired in the Harveys acquisition and consolidation of New Orleans' results subsequent to the acquisition of a controlling interest in that property in early June 2002 combined to give the Central Region impressive increases in revenue and operating profit in 2002. Our growth was also enhanced by recent capital investments that generated strong customer demand and higher cash flow.

        The revenue and operating profit increases reported by the Central Region for 2001 versus 2000 were due to the addition of the Harveys properties, which were acquired July 31, 2001, inclusion of a full year of operations of the properties acquired in the Players acquisition in late March 2000, and record performances at several of our properties in the region. The year-over-year growth was also enhanced by recent capital investments.

        Chicagoland/Illinois.    For the fourth straight year, our Chicagoland properties achieved record revenues. Revenues at Harrah's Joliet increased 5.7% and operating profit increased 3.0% over 2001. 2001 operating profit was negatively impacted by accelerated depreciation on riverboats that were removed from service in late September 2001, when the property was converted from riverboats to barges. Following the decision in mid-2000 to remove the two riverboats from service, depreciation was accelerated to reduce the riverboats to their estimated salvage values during their expected remaining service life. 2002 operating profit was negatively impacted by approximately $22.3 million of additional gaming taxes due to state legislation effective July 1, 2002, which raised the maximum graduated gaming tax rate from 35% to 50%. 2001 revenues at Harrah's Joliet were 6.1% higher than in 2000; however, operating profit at that property was 3.8% lower than in 2000 due to the accelerated depreciation of the riverboats.

        2002 revenues at Harrah's East Chicago increased 5.1%; however, operating profit decreased 1.8% due to a new competitor in the market, aggressive marketing among competitors and higher gaming tax rates, which were effective July 1, 2002, and increased the base gaming tax rate from 20% to 22.5%. The Indiana legislation also included provisions that allow casinos to convert from cruising to dockside operations. If a casino elects to become a dockside operation, the gaming tax rate structure changes to a graduated scale with a maximum tax rate of 35%, mitigated to some extent by a change in the method for computing admissions taxes. We converted our Harrah's East Chicago operation from cruising to dockside during third quarter 2002. The net incremental gaming tax for Harrah's East Chicago in 2002 was $2.8 million. In first quarter 2002, we completed the opening of a $47 million hotel at this property. The first 10 floors of the 15-floor hotel opened in late December 2001. 2001 revenues at Harrah's East Chicago increased 7.2% and operating profit increased 8.6% over 2000 levels.

        Revenues at Harrah's Metropolis increased 16.0% in 2002, and operating profit was 9.2% higher than in 2001, despite the mid-year increase in gaming taxes that decreased 2002 operating profit by $2.4 million. This property benefited from capital improvements and from the conversion to the Harrah's brand in September 2001. Harrah's Metropolis, which was acquired in the Players transaction in March 2000, contributed $118.0 million in revenues and $31.6 million in operating profit in 2001 compared to $85.3 million in revenues and $27.2 million in operating profit for the period subsequent to its acquisition in 2000. Construction was completed in September 2001 to renovate the Metropolis facility, including replacing the existing riverboat with a larger, refurbished riverboat that had previously been used at our North Kansas City property. As a component of this project, the property was converted from the Players to the Harrah's brand.

        Louisiana.    Harrah's Shreveport achieved record revenues for the second consecutive year, increasing revenues by 8.1% over 2001. Operating profit increased to 19.7% over 2001 levels. Shreveport's year-over-year improvement, which was primarily attributable to the 514-room hotel and player amenities that opened in the first quarter of 2001, was partially offset by higher gaming taxes, which increased one percentage point on April 1, 2002, and will increase another percentage point on April 1, 2003, when the last scheduled tax rate increase becomes effective. 2001 revenues at Harrah's Shreveport increased 32.1% over 2000 revenues. These revenue gains were due to the opening of the new hotel and player amenities in the first quarter of 2001. Increased promotional expenses, cost inefficiencies associated with the staggered opening of the hotel, increased depreciation associated with the newly constructed assets and a one percentage point increase in gaming taxes that was effective in second quarter 2001 combined to cause margins to decline, resulting in only a 1.4% increase in operating profit in 2001.

        The Lake Charles property, which was acquired in the Players acquisition in March 2000 and was re-branded to the Harrah's brand in fourth quarter 2000, saw revenues decline 14.3% in 2002 due to increased competition in the area, including the addition of slot machines at a racetrack located closer than our property to one of our Texas feeder markets, additional Indian casino offerings and the impact on customer access of a highway construction project. Operating profit was 40.3% lower than in 2001 due to lower revenues, higher costs driven by the increased competition and higher gaming taxes. In 2001, Harrah's Lake Charles contributed $164.3 million in revenues and $28.7 million in operating profit compared to $123.1 million in revenues and $21.2 million in operating profit for the slightly more than nine months that we owned the property in 2000. A major refurbishment of the hotel at this property, which was conducted in 2001, created construction disruptions and loss of available rooms during the construction period. Also affecting operating profit was an increase in the gaming tax rate from 18.5% to 21.5% of gaming revenues, which was effective in the second quarter of 2001. Approximately $55.6 million of goodwill is allocated to the Lake Charles property. Should the negative operating trend at our Lake Charles property continue, it could impact the annual analysis for the impairment of goodwill for that operating unit.

        Also contributing to our 2002 results in Louisiana was the consolidation of Harrah's New Orleans into our financial results effective June 7, 2002, following our acquisition of a controlling interest in JCC. Subsequent to its consolidation, New Orleans contributed $154.5 million in revenues and $16.0 million in operating profit to our 2002 results.

        On December 20, 2002, we completed our acquisition of a controlling interest in Louisiana Downs, a thoroughbred racetrack in Bossier City, Louisiana. The agreement gives Harrah's a 95% ownership interest in a company that now owns both Louisiana Downs and Harrah's Shreveport. We plan to install slot machines at the racetrack and expand and renovate the entertainment facility, which will be the only land-based gaming facility in northern Louisiana. Current plans call for Louisiana Downs to offer approximately 900 slots by the time racing season begins in June 2003. We expect to open a new, permanent casino facility at Louisiana Downs, with approximately 1,500 slot machines, by June 2004.

        Mississippi.    Combined revenues from our Mississippi properties increased 2.6% in 2002. Combined operating profit increased 92.9% over 2001 levels, due to cost-containment measures implemented at both our Mississippi properties. 2001 combined revenues from our Mississippi operations increased 2.8% compared to 2000. Operating profit from our Mississippi properties increased 47.3% in 2001 over 2000 as a result of the higher revenues and increased cost efficiency efforts.

        Missouri.    For the third consecutive year, record revenues and operating profit were achieved by our Harrah's North Kansas City property. 2002 revenues and operating profit at Harrah's North Kansas City increased 0.6% and 10.4%, respectively, over 2001. 2001 revenues were 4.7% higher than in 2000, and operating profit was 4.7% higher due to effective marketing, cost management efforts and facilities enhancements at the property. Construction was completed at the end of the second quarter of 2001 on the new casino space at North Kansas City, which consolidated all of the gaming space into a single facility. The riverboat that had been used since 1994 was refurbished and moved to our Metropolis property.

        2002 revenues for Harrah's St. Louis were 8.1% below 2001 revenues, and operating profit was 16.0% below the prior year due to increased competition and intense promotional activity in the market. A competitor opened a new large-scale casino near our St. Louis property during 2002. 2001 revenues at Harrah's St. Louis were 21.2% higher than 2000 revenues, and operating profit was up 32.8% compared to 2000. These increases reflected the March 22, 2000, acquisition of Players and operational synergies achieved with the combination of the Harrah's and Players operations. Development has begun on a $75 million expansion at Harrah's St. Louis, which will include a second hotel tower, redesign of the hotel lobby, new valet parking areas, the addition of parking garage express ramps and the expansion of two restaurants and other amenities. The expansion project is expected to be completed in mid-to-late 2004.

        The St. Louis shore-side facilities were owned jointly with Players prior to our March 2000 acquisition of that company. Our pro rata share of operating losses of the joint venture in 2000 up to the date of the Players acquisition was $2.4 million. These operating losses are included in Equity in (income)/losses of nonconsolidated affiliates in our Consolidated Statements of Operations (see Other Factors Affecting Net Income/(Loss)). Subsequent to the Players acquisition, results of the shore-side facilities, as well as for Players St. Louis operations, are combined with Harrah's St. Louis' operating results.

        Iowa.    On a combined basis, our two Iowa properties contributed $236.7 million in revenues and $41.4 million in operating profit to our 2002 results compared to $103.6 million in revenues and $21.2 million in operating profit for the five months that we owned these properties in 2001.

        In fourth quarter 2002, we announced plans for an $8.4 million renovation of the hotel at the Council Bluffs property to be completed in third quarter 2003.

        Pursuant to Iowa law, a county-wide referendum must be held every eight years to approve gambling activities both at racetracks and on riverboats. In November 2002, the voters of Pottawattamie County, Iowa, where our Iowa operations are located, voted to allow gaming to continue, and that positive vote triggered an additional $50 million in acquisition costs, which was paid in fourth quarter 2002, related to our acquisition of Harveys in 2001.

        The Iowa Supreme Court issued an opinion in June 2002 that has the effect of reducing the gaming tax rate on gaming revenues earned by casinos at dog tracks operating in the state, including our Bluffs Run Casino. Casinos at dog tracks were taxed at a higher rate (32%) than the casinos on riverboats operating in Iowa (20%). The Court ruled this disparity was unconstitutional. The Iowa Supreme Court denied the State's petition for rehearing and remanded the case to the Iowa District Court for determination of the appropriate relief. The lower court subsequently ruled that all taxes paid above the 20% rate of the riverboats had to be refunded. The State appealed the Iowa Supreme Court's decision to the United States Supreme Court and in January 2003, the United States Supreme Court agreed to hear the case. We have followed the instructions of the Iowa Racing and Gaming Commission to pay taxes at the 20% rate for Bluffs Run. However, given the uncertainty of this situation, we have continued to accrue gaming taxes at the 32% rate, and we will continue this practice until this matter is clarified and our ultimate tax exposure is known. Depending upon future changes in the gaming tax rate imposed by the Iowa legislature, an additional payment based on a multiple of the calculated annual savings may be due to Iowa West Racing Association ("Iowa West"), the entity holding the pari-mutuel and gaming license for the Bluffs Run Casino and with whom we have a management agreement to operate that property. Any additional payment that may be due to Iowa West would increase goodwill related to our acquisition of Harveys.

Eastern Region

				Percentage Increase/(Decrease)
	2002	2001	2000	02 vs 01		01 vs 00
(In millions)
Casino revenues	$808.7	$751.0	$743.3	7.7%		1.0%
Total revenues	777.6	724.0	723.5	7.4%		0.1%
Operating profit	217.4	183.0	182.3	18.8%		0.4%
Operating margin	28.0%	25.3%	25.2%	2.7	pts	0.1	pts

        Harrah's Atlantic City achieved record revenues for the sixth consecutive year in 2002, and its operating profit, which was at a record level for the fourth consecutive year, increased 16.4% over 2001. These increases were driven by the opening of the new hotel tower and the addition of approximately 450 slot machines at this property in second quarter 2002 and more cost-effective marketing programs. The 452-room addition increased the hotel's capacity to more than 1,600 rooms and completed a project that created an additional 28,000 square feet of casino floor space and expanded a buffet area. These capital improvements cost approximately $180 million. Near the end of fourth quarter 2002, an additional 500 slot machines were added in a portion of the recently expanded casino floor that was not being utilized. Harrah's Atlantic City's 2001 revenues and operating profit increased 0.8% and 5.9%, respectively, compared to 2000. These records were achieved despite construction disruptions during most of the year and disruptions to business due to the September 11 terrorist attacks.

        Showboat Atlantic City also posted record revenues in 2002 and its operating profit was 23.7% higher than in 2001. Property enhancements and more cost-effective marketing drove the improved results at this property. Construction is underway on a $90 million, 544-room hotel tower at Showboat Atlantic City, which is expected to open in the second quarter of 2003. As of December 31, 2002, $50 million had been spent on this project. Construction will begin in the first quarter of 2003 on a project that will redesign the boardwalk façade and entrance of the Showboat Atlantic property, provide additional gaming space with approximately 450 slot machines, create a new bar/stage/dance floor area, improve the walkway entrance to Showboat and add a food court dining area. The project is expected to cost approximately $35 million and completion is targeted for the fourth quarter of 2003. 2001 revenues and operating profit at Showboat Atlantic City were 0.7% and 12.8% below 2000 levels. This property, which is more reliant on customers who travel to Atlantic City by bus, was impacted by the September 11 terrorist attacks and construction disruptions related to reconfiguration of the casino floor. The reconfiguration of Showboat's casino floor was completed in the second quarter of 2001, a new buffet and coffee shop opened in the fourth quarter of 2001 and our tiered Total Rewards customer-loyalty program was implemented during 2001 at this property.

Managed Casinos and Other

				Percentage Increase/(Decrease)
	2002	2001	2000	02 vs 01	01 vs 00
(In millions)
Revenues	$70.7	$69.0	$78.5	2.5%	(12.1)%
Operating profit	28.6	30.8	40.4	(7.1)%	(23.8)%

        With the acquisition of the remaining interest in the New Orleans casino in 2002, our managed casinos now consist of four tribal casinos. Our management agreement with Rincon was effective in August 2002, and we have extended the management agreements for the three other Indian properties that we manage. The table below gives the location and expiration date of the current management contracts for our Indian properties.

Casino	Location	Expiration of Management Agreement
Harrah's Cherokee	Cherokee, North Carolina	November 2004
Harrah's Ak-Chin	near Phoenix, Arizona	December 2004
Harrah's Rincon	near San Diego, California	August 2007
Harrah's Prairie Band	near Topeka, Kansas	January 2008

        Revenues and operating profits from our managed properties were higher in 2002 than in the previous year due to the opening in August 2002 of Harrah's Rincon Casino and Resort, owned by the Rincon San Luiseno Band of Mission Indians ("Rincon") in Southern California and to higher fees from New Orleans prior to its consolidation in June 2002, partially offset by changes in fee structures provided by extended management agreements.

        Revenues and operating profit from our managed casinos were lower in 2001 than in 2000. Fees from Harrah's New Orleans and the Star City Casino in Sydney, Australia, were less in 2001 than in 2000 due to changes in the management agreements. No management fees were recorded from Harrah's New Orleans in the first quarter of 2001 due to the bankruptcy filing of JCC. Pursuant to JCC's reorganization plan, which was effective at the end of March 2001, an amended management agreement changed the base management fee to an incentive management fee based on earnings of the business before interest expense, income taxes, depreciation, amortization and management fees. Management fees from Indian-owned casinos increased 13.5% over fees earned in 2000 due to strong performances at those properties.

        Construction was completed in second quarter 2002 on a new 252-room hotel and 30,000-square-foot conference center at Harrah's Cherokee Smoky Mountain Casino in Cherokee, North Carolina. In fourth quarter 2002, an expansion project was completed that added approximately 22,000 square feet of casino space at this property.

        In August 2002, Harrah's Rincon Casino and Resort, a casino and hotel on Rincon land located less than fifty miles north of San Diego, California, opened for business. This location provides convenient access to metropolitan San Diego, La Jolla, Del Mar, Escondido and Orange County, California. Rincon opened a temporary casino facility in January 2001. We provided Rincon technical services related to the development and operation of the temporary casino, but we did not manage the temporary facility.

        An expansion to the Harrah's Ak-Chin casino opened in first quarter 2001 and includes a new 146-room hotel, an additional restaurant, meeting and banquet room facilities, a resort pool and a landscaped courtyard. A new twenty-five year compact between the State of Arizona and the Ak-Chin Indian Community was approved in February 2003. The new compact increases the number of permitted machines and adds blackjack and jackpot poker to the scope of gaming at the Ak-Chin casino.

        Design has begun on a $55 million expansion project at Harrah's Prairie Band. The expansion will include the addition of 198 hotel rooms, a 12,000-square-foot convention center and a new restaurant. The project is expected to be completed in late 2004.

        Construction costs of Indian casinos and hotels have been funded by the tribes or by the tribes' debt, some of which we guarantee. See Debt and Liquidity for further discussion of our guarantees of debt related to Indian projects.

        Also included in Managed Casinos and Other are our development, brand marketing and other costs that are directly related to our casino operations and development but are not property specific.

Other Factors Affecting Net Income/(Loss)

				Percentage Increase/(Decrease)
(Income)/Expense	2002	2001	2000	02 vs 01		01 vs 00
(In millions)
Development costs	$9.5	$6.4	$6.4	48.4%		—
Write-downs, reserves and recoveries:
Reserves for New Orleans casino	—	2.3	220.0	N/M		N/M
Other	5.0	20.2	6.1	(75.2)%		N/M
Project opening costs	1.8	13.1	8.3	(86.3)%		57.8%
Corporate expense	56.6	52.7	50.5	7.4%		4.4%
Headquarters relocation and reorganization costs	—	—	3.0	—		N/M
Equity in (income)/losses of nonconsolidated affiliates	(4.1)	(0.1)	57.9	N/M		N/M
Venture restructuring costs	—	2.5	0.4	N/M		N/M
Amortization of intangible assets	4.5	25.0	21.5	(82.0)%		16.3%
Interest expense, net	240.2	255.8	227.1	(6.1)%		12.6%
Losses on interests in nonconsolidated affiliates	6.1	5.0	41.6	22.0%		(88.0	)]%
Other income	(2.1)	(28.2)	(3.9)	(92.6)%		N/M
Effective tax rate	36.8%	36.4%	86.4%	0.4	pts	(50.0)	pts
Minority interests	$14.0	$12.6	$13.8	11.1%		(8.7)%
Discontinued operations, net of income taxes	(1.6)	(0.6)	—	N/M		N/M
Extraordinary losses, net of income taxes	—	—	0.7	—		N/M
Change in accounting principle, net of income taxes	91.2	—	—	N/M		—

N/M = Not meaningful

        Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liabilities, project write-offs and recoveries at time of sale of previously recorded reserves for asset impairment. The components of Write-downs, reserves and recoveries-other were as follows:

	2002	2001	2000
(In thousands)
Write-off of abandoned assets and other costs	$6,917	$8,484	$2,800
Charge for structural repairs at Reno	5,000	—	—
Impairment of long-lived assets	1,501	8,203	5,813
Termination of contracts	168	4,060	2,505
Recoveries from previously impaired assets and reserved amounts	(2,091)	(571)	(5,012)
Settlement of sales tax contingency	(6,464)	—	—

	$5,031	$20,176	$6,106

        Project opening costs for each of the three years presented include costs incurred in connection with the integration of acquired properties into the Harrah's systems and technology and costs incurred in connection with expansion and renovation projects at various properties.

        Corporate expense increased 7.4% in 2002 over 2001, primarily due to increased incentive compensation plan expenses and legal expenses related to patent litigation, but represented only 1.4% of revenues in 2002, which is basically level with the 1.4% of revenues reported in 2001 and 1.5% in 2000.

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

        2002 Equity in (income)/losses of nonconsolidated affiliates increased $3.9 million over 2001, due primarily to income from our share of JCC's earnings until June 7, 2002, when we began consolidating the New Orleans results due to our increased ownership, offset by our $2.1 million share of a goodwill impairment charge taken by a nonconsolidated subsidiary. Equity in nonconsolidated affiliates in 2001 improved significantly over 2000 losses, which reflected our share of operating losses for 2000 from JCC ($46.0 million) and NAI ($9.3 million). NAI and JCC filed voluntary petitions for reorganization relief in December 2000 and January 2001, respectively, triggering write-offs of our remaining investments and reserves for receivables and contingent liabilities. Our equity pick-up of the operating losses of both JCC and NAI ceased as of the end of 2000. With the implementation of JCC's reorganization plan, we resumed recording our share of JCC's results in second quarter 2001, however, our ownership interest increased to 49% from approximately 42% in 2000. Since the acquisition of Players in March of 2000, the St. Louis shore-side facilities are included in our St. Louis operations; therefore, Equity in (income)/losses of nonconsolidated affiliates for 2000 included our pro rata share of these facilities' losses only up to the date of the Players acquisition.

        Venture restructuring costs represent our costs, including legal fees, associated with the development of reorganization plans for the New Orleans casino.

        Amortization of intangible assets is down significantly from 2001 due to the implementation of SFAS No. 142 in first quarter 2002, whereby we ceased amortization of goodwill and intangible assets with indefinite lives. 2001 Amortization of intangible assets increased over 2000 with the acquisition of Harveys. Because the acquisition of Harveys occurred after June 30, 2001, it was subject to SFAS No. 142, so goodwill and other intangible assets with indefinite lives were not amortized; however, certain other intangible assets with defined lives related to the Harveys acquisition are being amortized. (See Notes 2 and 3 to our Consolidated Financial Statements.)

        Although the Company's average debt balance was higher in 2002 than in 2001 due to acquisitions and our stock repurchase program, interest expense decreased in 2002 due to lower interest rates on variable rate debt. The average interest rate on our variable-rate debt was 2.3% at December 31, 2002, compared to 4.0% at December 31, 2001. An increase in interest rates could have a material effect on our financial results. Assuming a constant outstanding balance for our variable-rate debt for the next twelve months, a hypothetical 1% increase in interest rates would increase interest expense for the next twelve months by approximately $14.6 million. Our variable rate debt represents approximately 38% of our total debt, while our fixed-rate debt is approximately 62% of our total debt. Interest expense increased in 2001 over 2000 due to debt incurred and assumed in connection with our acquisitions and stock repurchase activities.

        The 2002 Losses on interests in nonconsolidated affiliates reflects a charge in fourth quarter 2002 to fund a letter of credit that we had provided on behalf of NAI, which ceased operations in November 2002. The approximate $6.1 million charge in fourth quarter 2002 was net of a settlement with another investor of NAI of an obligation related to another letter of credit, which had been funded previously. 2001 reflects the write-off of an investment in Zoho Corporation. The 2000 Losses on interests in nonconsolidated affiliates reflects the charges for reserves related to NAI and the loss on an investment.

        2002 Other income includes interest income on the cash surrender value of life insurance policies, net proceeds from litigation settlements and other miscellaneous items. In 2001, Other income included a gain on the settlement on the 1998 condemnation of land in Atlantic City, the sale of nonstrategic land in Nevada and resolution of a contingency related to a former affiliate. Other income in 2000 was primarily interest income on the cash surrender value of life insurance policies.

        The effective tax rate for 2002, as well as for 2001 and 2000, is higher than the federal statutory rate primarily due to state income taxes. The effective tax rates in 2001 and 2000 were also affected by that portion of our goodwill amortization that was not deductible for tax purposes. With the cessation of goodwill amortization in the first quarter of 2002 as the result of the implementation of SFAS No. 142, our effective tax rate declined from the 2001 rate; however, our effective tax rate increased in second quarter 2002 due to the exposure to higher state income taxes in 2002.

        Minority interests reflect joint venture partners' shares of income at joint venture casinos.

        Discontinued operations reflect the results of Harveys Wagon Wheel Hotel/Casino in Central City, Colorado, for which we have an agreement to sell. 2001 results for the Colorado property have been reclassified to conform to the 2002 presentation.

        Extraordinary losses reported in 2000 are due to early extinguishments of debt and include the premium paid to holders of the debt retired and the write-off of related unamortized deferred finance charges. (See Debt and Liquidity-Extinguishments of Debt.)

        The change in accounting principle represents the first quarter 2002 charge for the impairment of Rio's goodwill and trademark recorded in connection with the implementation of SFAS No. 142. (See Note 3 to our Consolidated Financial Statements.)

CAPITAL SPENDING AND DEVELOPMENT

        Part of our plan for growth and stability includes disciplined capital improvement projects, and 2002 and 2001 were both years of significant capital reinvestment in our properties.

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

        Our capital spending for 2002 totaled approximately $376.0 million, excluding the costs of our acquisitions of Louisiana Downs and the remaining interest in JCC. 2001 capital spending was $550.5 million, excluding the costs of our acquisition of Harveys. For the year 2000, our capital spending, excluding the costs of our acquisition of Players and the purchase of JCC's debt, was $568.3 million. Estimated total capital expenditures for 2003 are expected to be between $400 million and $450 million and do not include estimated expenditures for unidentified development opportunities. Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, the Bank Facility (see Debt and Liquidity), joint venture partners, specific project financing, guarantees of third-party debt and, if necessary, additional debt and/or equity offerings.

DEBT AND LIQUIDITY

        We generate substantial cash flows from operating activities, as reflected on the Consolidated Statements of Cash Flows. For 2002, we reported cash flows from operating activities of $738.6 million, a 4.5% decrease over the $773.0 million reported in 2001. The 2001 amount reflected a 41.2% increase over the 2000 level. These cash flows reflect the impact on our consolidated operations of the success of our marketing programs, our strategic acquisitions, ongoing cost containment focus and favorable variable interest rates.

        We use the cash flows generated by the Company to fund reinvestment in existing properties for both refurbishment and expansion projects, pursue additional growth opportunities via strategic acquisitions of existing companies and new development opportunities and return of capital to our shareholders in the form of stock repurchase programs. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

        Our cash and cash equivalents totaled approximately $415.9 million at December 31, 2002, compared to $356.6 million at December 31, 2001. The following provides a summary of our cash flows for the years ended December 31.

	2002	2001	2000
(In thousands)
Cash provided by operating activities	$738,579	$772,988	$547,568
Capital investments	(375,165)	(524,006)	(423,084)
Payments for businesses acquired	(162,431)	(251,873)	(260,185)
Investments in affiliates	(64)	(14,247)	(314,921)
Proceeds from asset/investment sales	34,783	32,998	276,230
Other investing activities	(7,162)	(14,920)	2,378

Free cash flow	228,540	940	(172,014)
Cash (used in)/provided by financing activities	(173,274)	79,425	237,635
Cash provided by/(used for) discontinued operations	4,017	(22,966)	—

Net increase in cash and cash equivalents	$59,283	$57,399	$65,621

        We believe that our cash and cash equivalents balance, our cash flow from operations and the financing sources discussed herein, will be sufficient to meet our normal operating requirements during the next twelve months. We continue to review additional opportunities to acquire or invest in companies, properties and other investments that are compatible with our existing business. We could use cash, the financing sources discussed herein and financing sources that subsequently become available, to fund additional acquisitions or investments. In addition, we may consider issuing additional debt or equity securities in the future to fund potential acquisitions or growth or to refinance existing debt. If a material acquisition or investment is completed, our operating results and financial condition could change materially in future periods.

Bank Facility

        As of December 31, 2002, the Company had revolving credit and letter of credit facilities (the "Bank Facility"), which provided us with borrowing capacity of $1.857 billion. The Bank Facility consists of a five-year $1.525 billion revolving credit and letter of credit facility maturing in 2004 and a separate $332 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. As of December 31, 2002, the Bank Facility bears interest based upon 80 basis points over LIBOR for current borrowings under the five-year facility and 85 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts, which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. There is an option on each facility to borrow at the prime rate. As of December 31, 2002, $1.286 billion in borrowings were outstanding under the Bank Facility, with an additional $80.9 million committed to back letters of credit. After consideration of these borrowings, $490.6 million of additional borrowing capacity was available to the Company as of December 31, 2002.

        The majority of our debt is due in the year 2004 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt and/or equity offerings.

Commercial Paper

        To provide the Company with cost-effective borrowing flexibility, we have a $200 million commercial paper program that is used to borrow funds for general corporate purposes. Although the debt instruments are short-term in tenor, they are classified as long-term debt because the commercial paper is backed by our Bank Facility, and we have committed to keep available capacity under our Bank Facility in an amount equal to or greater than amounts borrowed under this program. At December 31, 2002, $139.7 million was outstanding under this program.

Issuance of New Debt

        In addition to our Bank Facility, we have issued debt and entered into credit agreements to provide the Company with cost-effective borrowing flexibility and to replace short-term, floating-rate debt with long-term, fixed-rate debt. The table below summarizes the face value of debt obligations entered into during the last three years and outstanding at December 31, 2002.

Debt	Issued	Matures	Face Value Outstanding at December 31, 2002
(In millions)
Uncommitted Line of Credit Agreements	2002	2003	$31.0
Commercial Paper	2002	2003	139.7
8.0% Senior Notes	January 2001	2011	500.0
7.125% Senior Notes	June 2001	2007	500.0

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

Issuer	Date Retired	Debt Extinguished	Face Value Retired
(In millions)
JCC	December 2002	Senior Notes due 2008	$28.2
Harveys	September 2001	10.625% Senior Subordinated Notes due 2006	150.0
Showboat	August 2001	13% Senior Subordinated Notes due 2009	2.1
Harveys	July 2001	Credit facility due 2004	192.0
Players	June 2000	10.875% Senior Notes due 2005	150.0
Showboat	June 2000	9.25% First Mortgage Bonds due 2008	56.4

Short-term Debt

        In a program designed for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, we have entered into an uncommitted line of credit agreement with a lender whereby we can borrow up to $31.0 million for periods of thirty days or less. At December 31, 2002, we had borrowed $31.0 million under this agreement. Borrowings bear interest at current market rates. Interest rates on amounts borrowed under these agreements during 2002 ranged from 2.4% to 3.1%. This agreement does not decrease our borrowing capacity under our Bank Facility.

        At December 31, 2002, we had $29.3 million of short-term debt related to our acquisition of Louisiana Downs in December 2002. This debt was paid in full in January 2003.

        In June 2000, we entered into a 364-day credit agreement (the "Credit Agreement") with a lender whereby we borrowed $150 million to redeem the Players Notes. Interest rates, facility fees and covenants in the Credit Agreement were identical to those provisions contained in our Bank Facility. The Credit Agreement was retired in January 2001, using proceeds from the 8.0% Senior Notes.

Equity Repurchase Programs

        During the past three years, our Board of Directors has authorized four plans whereby we have purchased shares of the Company's common stock in the open market from time to time as market conditions and other factors warranted. The table below summarizes the four plans.

Plan Authorized	Number of Shares Authorized	Number of Shares Purchased as of December 31, 2002	Average Price Per Share
April 2000	12.5 million	12.5 million	$25.08
July 2001	6.0 million	6.0 million	37.15
July 2002	2.0 million	1.4 million	39.24
November 2002	3.0 million	None	N/A

The July 2002 authorization expired December 31, 2002, and the November 2002, authorization expires December 31, 2003. The repurchases were funded through available operating cash flows and borrowings from our established debt programs.

Guarantees of Third-party Debt and Other Obligations and Commitments

        The following tables summarize our contractual obligations and other commitments as of December 31, 2002.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
(In millions)
Debt	$3,823.8	$61.4	$2,179.6	$501.8	$1,081.0
Capital lease obligations	1.0	0.3	0.7	—	—
Operating lease obligations	659.8	40.5	104.2	65.6	449.5
Guaranteed payment to State of Louisiana	134.8	60.0	74.8	—	—
Community reinvestment	99.2	6.4	12.7	8.0	72.1
Construction commitments	88.8	88.8	—	—	—
Other contractual obligations	44.2	24.5	14.9	2.6	2.2
	Amount of Commitment Expiration Per Period
Other Commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
(In millions)
Guarantees of loans	$265.0	$64.5	$175.5	$25.0	$—
Letters of credit	81.7	81.7	—	—	—
Minimum payments to tribes	34.3	14.4	18.6	1.3	—

        The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments pursuant to the contracts for the four managed Indian-owned facilities now open, which extend for periods of up to sixty-one months from December 31, 2002, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of their obligations, including their debt service.

        We may guarantee all or part of the debt incurred by Indian tribes with which we have entered a management contract to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, we have obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, that the value of such property would satisfy our obligations in the event these guarantees were enforced. Additionally, we have received limited waivers from the Indian tribes of their sovereign immunity to allow us to pursue our rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance of such debt as of December 31, 2002, was $227.8 million.

        Depending upon future changes in the gaming tax rate imposed by the Iowa legislature, an additional payment based on a multiple of the calculated annual savings may be due Iowa West, the entity holding the pari-mutuel and gaming license for the Bluffs Run Casino in Council Bluffs, Iowa, and with whom we have a management agreement to operate that property. Any additional payment that may be due to Iowa West would increase goodwill related to our acquisition of Harveys. Given the uncertainty of the tax rate situation in Iowa (see discussion in Regional Results and Development Plans, Central Region, Iowa), we cannot estimate the amount of this contingency.

        Our East Chicago property has established a home ownership program for its employees whereby eligible employees may receive down payment assistance of up to 5% of the purchase price of a single family home located in the City of East Chicago, not to exceed $5,000 per employee. If the employee leaves the employment of Harrah's within one year after the funds are provided, the employee must reimburse the program for a pro-rated amount of the amount that was funded by the program. At December 31, 2002, no funds had been provided under this program. Under a second program, Harrah's East Chicago will guarantee mortgage payments up to 25% of the mortgage amount for a minimum of 250 East Chicago residential home purchases. Our maximum exposure under the guarantee is $5.0 million. At December 31, 2002, one loan was outstanding under this program, and our guarantee related to that loan was approximately $34,000.

Effects of Current Economic and Political Conditions

Aftermath of the September 11, 2001 Attacks

        We cannot predict the length or severity of the economic downturn that was precipitated, in part, by the September 11 terrorist attacks. A significant period of reduced discretionary spending and disruptions in airline travel and business conventions could have a material adverse impact on our results of operations. In addition, the September 11 attacks, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations in ways that cannot presently be predicted. For example, the United States Coast Guard is considering regulations designed to increase homeland security, which, if passed, could affect many of our properties and require significant expenditures to bring such properties into compliance. Furthermore, given current conditions in the global insurance markets, we are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Competitive Pressures

        Due to the limited number of new markets opening for development in recent years, many casino operators are reinvesting in existing markets to attract new customers, thereby increasing competition in those markets. As companies have completed expansion projects, supply has typically grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's, have announced plans for additional developments or expansions in some markets.

        The Louisiana legislature has authorized the use of slot machines at horse racing tracks in three parishes in Louisiana. We operate riverboat casinos in two of these markets. The voters in these two parishes have approved the use of slot machines at racetracks located in those parishes, and the fees and taxes to be imposed on the slot machines have received legislative approval. In first quarter 2002, a horse racing facility, located in one of those parishes where the use of slot machines has been authorized and near our property in Lake Charles, Louisiana, opened with approximately 1,500 machines. The horse racing facility is approximately twenty-five miles closer to the Texas border and one of our major feeder markets in Texas than our property. Revenues and operating profit at our Lake Charles property have been negatively impacted by the addition of this new competitor. In fourth quarter 2002, we acquired a controlling interest in Louisiana Downs, a thoroughbred racetrack in Bossier City, Louisiana, which is in another of the parishes where the use of slot machines has been authorized and is located near our Shreveport property.

        In the third quarter of 2001, the State of Louisiana selected a competitor to receive the fifteenth and final riverboat gaming license to be issued by the State, under the legislation legalizing riverboat gaming in that State. The competitor's project is for a riverboat casino in Lake Charles. Construction of that facility has not yet begun. We cannot predict the effect that the new riverboat competition in the Lake Charles area will have on our operations there.

        In Atlantic City, a competitor is constructing a 2,000-room hotel and casino that is expected to open in the summer of 2003. A competitor in Missouri completed a large casino expansion in third quarter 2002 that is located near our St. Louis property. In Illinois, the tenth, and final, gaming license has been approved by the state and, depending on the location, may have an impact on our Chicagoland operations. The short-term impact of increased competition in St. Louis has been negative.

        In October 2001, the legislature of the State of New York approved a bill authorizing six new tribal casinos in that state and video lottery terminals at tracks. The measure allows the governor of New York to negotiate gaming compacts with American Indian tribes to operate three casinos in the Catskills and three casinos in western New York.

        In September 1999, the State of California and approximately sixty Indian tribes executed Class III Gaming Compacts, which other California tribes can join. The Compacts will allow each tribe to operate, on tribal trust lands, two casinos with up to 2,000 slot machines per tribe and unlimited house-banked card games. Our own agreements with Rincon are a result of these events (see Operating Results and Development Plans, Managed Casinos and Other).

        Other states are also considering legislation enabling the development and operation of casinos or casino-like operations.

        Although, historically, the short-term effect of such competitive developments on our Company has been negative, we are not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on current or future markets. We believe that the geographic diversity of our operations; our focus on multi-market customer relationships; our service training, our rewards and customer loyalty programs; and our continuing efforts to establish our brands as premier brands upon which we have built strong customer loyalty have well-positioned us to face the challenges present within our industry. We utilize the unique capabilities of WINet, a sophisticated nationwide customer database, and Total Rewards, a nationwide reward and recognition program. Total Rewards provides our customers with a simple understanding of how to earn cash, comps and other benefits for playing at Harrah's Entertainment casinos. We believe both of these marketing tools provide us with competitive advantages, particularly with players who visit more than one market. All of our properties, with the exception of the Colorado property acquired in the Harveys acquisition, which is being sold, are integrated into both WINet and Total Rewards.

Political Uncertainties

        The casino entertainment industry is subject to political and regulatory uncertainty. From time to time, individual jurisdictions have also considered legislation or referendums which could adversely impact our operations. The likelihood or outcome of similar legislation and referendums in the future cannot be predicted.

        The casino entertainment industry represents a significant source of jobs, economic development and tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, which would affect the industry. It is not possible to determine with certainty the scope or likelihood of possible future changes in tax laws or in the administration of such laws. If adopted, such changes could have a material adverse effect on our financial results.

EFFECTS OF INFLATION

        Inflation has had little effect on our historical operations over the past three fiscal years. Generally, we have not experienced any significant negative impact on gaming volume or on wagering propensity of our customers as a result of inflationary pressures. Further, we have been successful in increasing the amount of wagers and playing time of our casino customers through effective marketing programs. We have also, from time to time, adjusted our required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher average bets or holds. These strategies, supplemented by effective cost management programs, have offset the impact of inflation on our operations over the past three fiscal years. In addition, inflation tends to increase the value of our casino entertainment properties.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

        We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, the determination of bad debt, asset impairment and self-insurance reserves, the purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. The policies and estimates discussed below are considered by management to be those in which our policies, estimates and judgments have a significant impact on issues that are inherently uncertain.

Property and Equipment

        We have significant capital invested in our property and equipment, which represents approximately 66% of our total assets. Judgments are made in determining the estimated useful lives of assets, salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in our financial results and whether we have a gain or loss on the disposal of the asset. We assign lives to our assets based on our standard policy, which is established by management as representative of the useful life of each category of asset. We review the carrying value of our property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the operating unit level, which for most of our assets is the individual casino.

Goodwill and Other Intangible Assets

        We have approximately $1.2 billion in goodwill and other intangible assets on our consolidated balance sheet resulting from our acquisition of other businesses. A new accounting standard adopted in 2002 requires an annual review of goodwill and other nonamortizing intangible assets for impairment. We completed our initial assessment for impairment of goodwill and recorded an impairment charge in first quarter 2002. We also completed our annual assessment for impairment in fourth quarter 2002 and determined that goodwill and intangible assets with indefinite lives have not been further impaired. The annual evaluation of goodwill and other nonamortizing intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

Total Rewards Point Liability Program

        Our customer reward program, Total Rewards, offers incentives to customers who gamble at our casinos throughout the United States. Customers receive cash-back and other offers made in the form of coupons that are mailed to the customer and redeemable on a subsequent visit to one of our properties. The coupons generally expire thirty days after they are issued. Given the requirement of a return visit to redeem the offer and the short-term expiration date, with no ability to renew or extend the offer, we recognize the expense of these offers when the coupon is redeemed.

        In fourth quarter 2002, a decision was made to change our Total Rewards program in 2003 to give our customers greater flexibility and control over the rewards they receive for playing at our casinos. Customers will be able to accumulate, or bank, reward credits over time that they may redeem at their discretion under the terms of the program. The reward credit balance will be forfeited if the customer does not earn a reward credit over the prior six-month period. As a result of the ability of the customer to bank the reward credits under the revised program, our accounting for the Total Rewards program will change and we will accrue the expense of reward credits, after consideration of estimated breakage, as they are earned. To implement this change in the program, an initial bank of reward credits will be offered to our existing customers. The amount of credits to be offered has been calculated based upon 2002 tracked play at our casinos. As a result of the decision to change the program and extend this initial offer, an accrual of $6.9 million has been recorded in 2002 to recognize our estimate of the expense of this implementation offer.

Bad Debt Reserves

        We reserve an estimated amount for receivables that may not be collected. Methodologies for estimating bad debt reserves range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered, as are customer relationships, in determining specific reserves. At December 31, 2002, we had $56.9 million in our bad debt reserve. As with many estimates, management must make judgments about potential actions by third parties in establishing and evaluating our reserves for bad debts.

Self-insurance Accruals

        We are self-insured up to certain limits for costs associated with general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. At December 31, 2002, we had total self-insurance accruals reflected on our balance sheet of $73.8 million. In estimating these costs, we consider historical loss experience and make judgments about the expected levels of costs per claim. We also rely on independent consultants to assist in the determination of estimated accruals. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident frequency and severity and other factors can materially affect the estimate for these liabilities.

        We continually monitor the potential for changes in estimates, evaluate our insurance accruals and adjust our recorded provisions.

RECENTLY ISSUED AND PROPOSED ACCOUNTING STANDARDS

        We implemented the following recently issued accounting standards and the impact, if any, of implementation is reflected in our December 31, 2002, Consolidated Financial Statements.

        During first quarter 2001, the Emerging Issues Task Force reached a consensus on the portion of Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future," which addressed the income statement classification of the value of the points redeemable for cash awarded under point programs like our Total Rewards program. Per the consensus, which for our Company was effective retroactively to January 1, 2001, with prior year restatement also required, the cost of these programs should be reported as a contra-revenue, rather than as an expense. We had historically reported the costs of such points as an expense, so these costs were reclassified to be contra-revenues in our Consolidated Statements of Operations to comply with the consensus. This reclassification had no impact on Income from operations, Net income/(loss) or Earnings/(loss) per share.

        The Financial Accounting Standards Board ("FASB") has issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 142 provides new guidance on the recognition and amortization of intangible assets, eliminates the amortization of goodwill and other assets with indefinite lives and requires annual assessments for impairment of goodwill and other nonamortizing intangibles by applying a fair-value-based test. We completed our initial assessment for impairment of goodwill and other nonamortizing intangibles and recorded an impairment charge in first quarter 2002. We also completed our annual assessment for impairment in fourth quarter 2002 and determined that goodwill and intangible assets with indefinite lives have not been further impaired. Upon adoption of SFAS No. 142, our net income no longer reflects amortization of goodwill or other intangible assets with indefinite lives, however, certain other intangible assets will continue to be amortized. SFAS No. 142 was effective for years beginning after December 15, 2001.

        During third quarter 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which we implemented on January 1, 2002. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. We have presented the Colorado property as discontinued operations in our Consolidated Financial Statements.

        In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which applies to all acquisitions of financial institutions except those between two or more mutual enterprises. SFAS No. 147 has no impact on our financial statements.

        In November 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

        The following recently issued accounting standards will be implemented in future periods.

        During second quarter 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. For our Company, SFAS No. 143 will be effective in 2003, and its effect is not expected to be significant.

        In second quarter 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which all but eliminates the presentation in income statements of debt extinguishments as extraordinary items. For our Company, SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We plan to implement SFAS No. 145 in the first quarter of 2003.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which generally requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, and the annual disclosure provisions are implemented in our 2002 financial statements. We will implement the interim disclosure provisions in first quarter 2003.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "special-purpose entities." Companies are required to apply the provisions of FIN 46 prospectively for all variable interest entities created after January 31, 2003. For public companies, all interests acquired before February 1, 2003, must follow the new rules in accounting periods beginning after June 15, 2003. FIN 46 is expected to have no impact on our results of operations or financial position.

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

        We caution the reader that forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission:

  •
  the effect of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular;

  •
  construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

  •
  the effects of environmental and structural building conditions relating to the Company's properties;

  •
  our ability to timely and cost effectively integrate into our operations the companies that we acquire;

  •
  access to available and feasible financing;

  •
  changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;

  •
  litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation;

  •
  ability of our customer-tracking and yield-management programs to continue to increase customer loyalty;

  •
  our ability to recoup costs of capital investments through higher revenues;

  •
  acts of war or terrorist incidents;

  •
  abnormal gaming holds; and

  •
  the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Independent Auditors' Report

To the Board of Directors and Stockholders
Harrah's Entertainment, Inc.
Las Vegas, Nevada

        We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. and subsidiaries ("Harrah's Entertainment") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Harrah's Entertainment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Harrah's Entertainment as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the Consolidated Financial Statements, Harrah's Entertainment changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002 and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

Las Vegas, Nevada
February 5, 2003

Consolidated Balance Sheets

	December 31,
	2002	2001
(In thousands, except share amounts)
ASSETS
Current assets
Cash and cash equivalents	$415,884	$356,601
Receivables, less allowance for doubtful accounts of $56,865 and $60,958	93,741	110,683
Deferred income taxes (Note 10)	61,659	45,319
Income tax refunds receivable	43,088	28,326
Prepayments and other	49,122	48,707
Inventories	22,743	22,717

Total current assets	686,237	612,353

Land, buildings, riverboats and equipment
Land and land improvements	763,159	758,401
Buildings, riverboats and improvements	3,528,532	3,178,693
Furniture, fixtures and equipment	1,389,745	1,205,701
Construction in progress	79,876	164,289

	5,761,312	5,307,084
Less: accumulated depreciation	(1,558,981)	(1,279,174)

	4,202,331	4,027,910
Assets of discontinued operations (Note 2)	23,097	39,542
Goodwill, net of accumulated amortization of $92,046 (Notes 2 and 3)	925,315	947,678
Intangible assets (Note 3)	271,227	210,185
Investments in and advances to nonconsolidated affiliates (Note 16)	4,894	79,464
Deferred costs and other (Note 5)	236,948	211,450

	$6,350,049	$6,128,582

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$111,365	$122,049
Accrued expenses (Note 5)	453,374	410,109
Short-term debt (Note 6)	60,250	31,000
Current portion of long-term debt (Note 6)	1,466	1,583

Total current liabilities	626,455	564,741
Liabilities of discontinued operations (Note 2)	3,465	4,167
Long-term debt (Note 6)	3,763,066	3,719,443
Deferred credits and other	182,353	173,677
Deferred income taxes (Note 10)	263,661	261,119

	4,839,000	4,723,147

Minority interests	40,041	31,322

Commitments and contingencies (Notes 2, 7 and 13 through 16)
Stockholders' equity (Notes 4, 15 and 16)
Common stock, $0.10 par value, authorized-360,000,000 shares, outstanding-109,708,831 and 112,322,143 shares (net of 34,416,975 and 28,977,890 shares held in treasury)	10,971	11,232
Capital surplus	1,224,808	1,143,125
Retained earnings	260,297	248,098
Accumulated other comprehensive loss	(415)	(1,449)
Deferred compensation related to stock ownership plans	(24,653)	(26,893)

	1,471,008	1,374,113

	$6,350,049	$6,128,582

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

	Year Ended December 31,
	2002	2001	2000
(In thousands, except per share amounts)
Revenues
Casino	$3,688,416	$3,216,096	$2,852,048
Food and beverage	612,702	531,562	480,757
Rooms	331,693	300,735	270,313
Management fees	66,888	64,842	66,398
Other	154,322	139,966	142,072
Less: casino promotional allowances	(717,628)	(563,412)	(481,792)

Total revenues	4,136,393	3,689,789	3,329,796

Operating expenses
Direct
Casino	1,806,206	1,596,424	1,404,148
Food and beverage	247,568	234,874	228,002
Rooms	68,398	77,731	67,800
Depreciation and amortization	306,011	284,356	236,082
Write-downs, reserves and recoveries (Note 8)
Reserves for New Orleans casino	—	2,322	220,000
Other	5,031	20,176	6,106
Project opening costs	1,816	13,105	8,258
Corporate expense	56,626	52,746	50,472
Headquarters relocation and reorganization costs (Note 9)	—	—	2,983
Equity in (income)/losses of nonconsolidated affiliates (Note 16)	(4,094)	(148)	57,935
Venture restructuring costs	—	2,524	400
Amortization of intangible assets (Note 3)	4,493	24,965	21,540
Other	864,297	800,732	743,332

Total operating expenses	3,356,352	3,109,807	3,047,058

Income from operations	780,041	579,982	282,738
Interest expense, net of interest capitalized (Note 12)	(240,220)	(255,801)	(227,139)
Losses on interests in nonconsolidated affiliates (Note 16)	(6,058)	(5,040)	(41,626)
Other income, including interest income	2,137	28,219	3,866

Income from continuing operations before income taxes and minority interests	535,900	347,360	17,839
Provision for income taxes (Note 10)	(197,292)	(126,393)	(15,415)
Minority interests	(13,965)	(12,616)	(13,768)

Income/(loss) from continuing operations	324,643	208,351	(11,344)
Discontinued operations, net of income tax expense of $837 and $344 (Note 2)	1,555	639	—

Income/(loss) before extraordinary items and cumulative effect of change in accounting principle	326,198	208,990	(11,344)
Extraordinary losses, net of income tax benefit of $13 and $388 (Note 11)	—	(23)	(716)
Cumulative effect of change in accounting principle, net of income tax benefit of $2,831 (Note 3)	(91,169)	—	—

Net income/(loss)	$235,029	$208,967	$(12,060)

Earnings/(loss) per share-basic
Income/(loss) from continuing operations	$2.92	$1.83	$(0.09)
Discontinued operations, net	0.01	0.01	—
Extraordinary losses, net	—	—	(0.01)
Cumulative effect of change in accounting principle, net	(0.82)	—	—

Net income/(loss)	$2.11	$1.84	$(0.10)

Earnings/(loss) per share-diluted
Income/(loss) from continuing operations	$2.86	$1.80	$(0.09)
Discontinued operations, net	0.01	0.01	—
Extraordinary losses, net	—	—	(0.01)
Cumulative effect of change in accounting principle, net	(0.80)	—	—

Net income/(loss)	$2.07	$1.81	$(0.10)

Weighted average common shares outstanding	111,212	113,540	117,190
Dilutive effect of stock compensation programs	2,322	2,168	—

Weighted average common and common equivalent shares outstanding	113,534	115,708	117,190

        The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity and
Comprehensive Income/(Loss)
(Notes 4, 15 and 16)

	Common Stock					Deferred Compensation Related to Stock Ownership Plans
					Accumulated Other Comprehensive Income/(Loss)
	Shares Outstanding	Amount	Capital Surplus	Retained Earnings			Total	Comprehensive Income/(Loss)
(In thousands)
Balance—December 31, 1999	124,380	$12,438	$987,322	$512,539	$(493)	$(25,529)	$1,486,277
Net loss				(12,060)			(12,060)	$(12,060)
Unrealized loss on available-for-sale securities, less deferred tax benefit of $505					(824)		(824)	(824)
Realization of loss due to sale of equity interest in foreign subsidiary, net of tax benefit of $148					191		191	191
Foreign currency adjustment					90		90	90
Treasury stock purchases	(12,397)	(1,240)		(276,367)			(277,607)
Net shares issued under incentive compensation plans, including income tax benefit of $15,739	3,969	397	87,991	139		(14,876)	73,651

2000 Comprehensive Loss								$(12,603)

Balance—December 31, 2000	115,952	11,595	1,075,313	224,251	(1,036)	(40,405)	1,269,718
Net income				208,967			208,967	$208,967
Unrealized gain on available-for-sale securities, less deferred tax provision of $772					1,289		1,289	1,289
Realization of gain on available-for-sale securities, net of tax provision of $123					(226)		(226)	(226)
Other					(1,476)		(1,476)	(1,476)
Treasury stock purchases	(6,618)	(662)		(185,120)			(185,782)
Net shares issued under incentive compensation plans, including income tax benefit of $18,013	2,988	299	67,812			13,512	81,623

2001 Comprehensive Income								$208,554

Balance—December 31, 2001	112,322	11,232	1,143,125	248,098	(1,449)	(26,893)	1,374,113
Net income				235,029			235,029	$235,029
Unrealized loss on available-for-sale securities, less deferred tax benefit of $239					(442)		(442)	(442)
Other					1,476		1,476	1,476
Treasury stock purchases	(5,275)	(527)		(222,830)			(223,357)
Net shares issued under incentive compensation plans, including income tax benefit of $23,970	2,662	266	81,683			2,240	84,189

2002 Comprehensive Income								$236,063

Balance—December 31, 2002	109,709	$10,971	$1,224,808	$260,297	$(415)	$(24,653)	$1,471,008

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows
(Note 12)

	Year Ended December 31,
	2002	2001	2000
(In thousands)
Cash flows from operating activities
Net income/(loss)	$235,029	$208,967	$(12,060)
Adjustments to reconcile net income/(loss) to cash flows from operating activities
Earnings from discontinued operations, before income taxes	(2,392)	(983)	—
Cumulative effect of change in accounting principle, before income taxes	94,000	—	—
Extraordinary losses, before income taxes	—	36	1,104
Depreciation and amortization	331,696	330,932	282,110
Write-downs, reserves and recoveries	5,031	22,498	226,106
Deferred income taxes	89,886	102,476	(118,125)
Other noncash items	26,635	46,309	133,841
Minority interests' share of net income	13,965	12,616	13,768
Equity in (income)/losses of nonconsolidated affiliates	(4,094)	(148)	57,935
Realized losses from interests in nonconsolidated affiliates	6,058	5,040	41,626
Net losses/(gains) from asset sales	1,791	(18,503)	1,213
Net change in long-term accounts	(3,257)	(14,836)	(44,772)
Net change in working capital accounts	(55,769)	78,584	(35,178)

Cash flows provided by operating activities	738,579	772,988	547,568

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(368,769)	(529,786)	(421,381)
Payments for businesses acquired, net of cash acquired	(162,431)	(251,873)	(260,185)
Investments in and advances to nonconsolidated affiliates	(64)	(5,735)	(314,921)
Proceeds from other asset sales	34,783	28,933	86,664
(Increase)/decrease in construction payables	(6,396)	5,780	(1,703)
Sale of marketable equity securities for defeasance of debt	—	2,182	58,091
Proceeds from sales of interests in subsidiaries	—	1,883	131,475
Collection of notes receivable	—	—	14,285
Purchase of minority interest in subsidiary	—	(8,512)	—
Other	(7,162)	(14,920)	(11,907)

Cash flows used in investing activities	(510,039)	(772,048)	(719,582)

Cash flows from financing activities
Gross borrowings under lending agreements, net of financing costs of $655, $529 and $1,444	2,772,671	2,732,416	1,950,859
Gross repayments under lending agreements	(2,728,126)	(2,967,814)	(1,447,434)
Purchases of treasury stock	(223,357)	(185,782)	(277,607)
Proceeds from exercises of stock options	48,695	55,303	45,150
Early extinguishments of debt	(28,210)	(344,811)	(213,063)
Scheduled debt retirements	(1,659)	(2,707)	(3,472)
Minority interests' distributions, net of contributions	(12,153)	(8)	(14,003)
Proceeds from issuance of senior notes, net of discount and issue costs of $15,328	—	984,672	—
Net short-term (repayments)/borrowings, net of financing costs of $450 in 2000	—	(184,000)	193,550
Premiums paid on early extinguishments of debt	—	(7,970)	(1,104)
Other	(1,135)	126	4,759

Cash flows (used in)/provided by financing activities	(173,274)	79,425	237,635

Cash flows provided by/(used for) discontinued operations	4,017	(22,966)	—

Net increase in cash and cash equivalents	59,283	57,399	65,621
Cash and cash equivalents, beginning of year	356,601	299,202	233,581

Cash and cash equivalents, end of year	$415,884	$356,601	$299,202

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

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Organization.    We operate twenty-six casinos in thirteen states. As of December 31, 2002, our operations included twelve land-based casinos, ten riverboat or dockside casinos and four casinos on Indian reservations.

        Principles of Consolidation.    Our Consolidated Financial Statements include the accounts of Harrah's Entertainment and its subsidiaries after elimination of all significant intercompany accounts and transactions. We follow the equity method of accounting for our investments in 20% to 50% owned companies and joint ventures (see Note 16).

        Cash and Cash Equivalents.    Cash includes the minimum cash balances required to be maintained by a state gaming commission or local and state governments which totaled approximately $25.4 million and $27.0 million at December 31, 2002 and 2001, respectively. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

        Allowance for Doubtful Accounts.    We reserve an estimated amount for receivables that may not be collected. Methodologies for estimating bad debt reserves range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered, as are customer relationships, in determining specific reserves. At December 31, 2002 and 2001, we had $56.9 million and $61.0 million, respectively, in our bad debt reserve.

        Inventories.    Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

        Land, Buildings, Riverboats and Equipment.    Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition, which totaled $127.8 million and $129.8 million at December 31, 2002 and 2001, respectively. We capitalize the costs of improvements and repairs that extend the life of the asset. We expense maintenance and repair costs as incurred. Interest expense is capitalized on internally constructed assets at our overall weighted average borrowing rate of interest. Capitalized interest amounted to $3.5 million, $9.3 million and $8.0 million in 2002, 2001 and 2000, respectively.

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

        Goodwill and Other Intangible Assets.    We have approximately $1.2 billion in goodwill and other intangible assets on our balance sheet resulting from our acquisitions of other businesses. A new accounting standard adopted in 2002 requires an annual review of goodwill and other nonamortizing intangible assets for impairment. We completed our initial assessment for impairment of goodwill and other nonamortizing intangibles and recorded an impairment charge in first quarter 2002. We also completed our annual assessment for impairment in fourth quarter 2002 and determined that goodwill and intangible assets with indefinite lives have not been further impaired. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

        With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we no longer amortize goodwill or other intangible assets that are determined to have an indefinite life. Under the provisions of SFAS No. 142, goodwill acquired in a business combination for which the acquisition date was after June 30, 2001, should not be amortized; therefore, no goodwill related to the acquisition of Harveys Casino Resorts ("Harveys") was amortized in 2001. Prior to 2002, we amortized goodwill and other intangibles, including trademarks, on a straight-line basis over periods up to forty years. Intangible assets determined to have a finite life are amortized on a straight-line basis over the determined useful life of the asset (see Note 3). We use the interest method to amortize deferred financing charges over the term of the related debt agreement.

        Total Rewards Point Liability Program.    Our customer reward program, Total Rewards, offers incentives to customers who gamble at our casinos throughout the United States. Customers receive cash-back and other offers made in the form of coupons that are mailed to the customer and redeemable on a subsequent visit to one of our properties. The coupons generally expire thirty days after they are issued. Given the requirement of a return visit to redeem the offer and the short-term expiration date, with no ability to renew or extend the offer, we recognize the expense of these offers when the coupon is redeemed.

        In fourth quarter 2002, a decision was made to change our Total Rewards program in 2003 to give our customers greater flexibility and control over the rewards they receive for playing at our casinos. Customers will be able to accumulate, or bank, reward credits over time that they may redeem at their discretion under the terms of the program. The reward credit balance will be forfeited if the customer does not earn a reward credit over the prior six-month period. As a result of the ability of the customer to bank the reward credits under the revised program, our accounting for the Total Rewards program will change and we will accrue the expense of reward credits, after consideration of estimated breakage, as they are earned. To implement this change in the program, an initial bank of reward credits will be offered to our existing customers. The amount of credits to be offered has been calculated based upon 2002 tracked play at our casinos. As a result of the decision to change the program and extend this initial offer, an accrual of $6.9 million has been recorded in 2002 to recognize our estimate of the expense of this implementation offer.

        Self-insurance Accruals.    We are self-insured up to certain limits for costs associated with general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. At December 31, 2002 and 2001, we had total self-insurance accruals reflected on our balance sheets of $73.8 million and $67.5 million, respectively. In estimating these costs, we consider historical loss experience and make judgments about the expected levels of costs per claim. We also rely on independent consultants to assist in the determination of estimated accruals. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident frequency and severity and other factors can materially affect the estimate for these liabilities. We continually monitor the potential for changes in estimates, evaluate our insurance accruals and adjust our recorded provisions.

        Treasury Stock.    The shares of Harrah's Entertainment common stock we hold in treasury are reflected in our Consolidated Balance Sheets and our Consolidated Statements of Stockholders' Equity and Comprehensive Income/(Loss) as if those shares were retired.

        Revenue Recognition.    Casino revenues consist of net gaming wins. Food and beverage and rooms revenues include the aggregate amounts generated by those departments at all consolidated casinos and casino hotels.

        During first quarter 2001, the Emerging Issues Task Force reached a consensus on the portion of Issue 00-22, "Accounting for "Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future," which addressed the income statement classification of the value of the points redeemable for cash awarded under point programs like our Total Rewards program. Per the consensus, which for our Company was effective retroactively to January 1, 2001, with prior year restatement also required, the cost of these programs should be reported as a contra-revenue, rather than as an expense. We historically reported the costs of such points as an expense, so we have reclassified these costs to be contra-revenues in our Consolidated Statements of Operations to comply with the consensus. The amount of expense reclassified for 2000 was $141.4 million.

        Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, which we classify as casino expenses through interdepartmental allocations, were as follows:

	2002	2001	2000
Food and beverage	$222,226	$190,507	$172,560
Rooms	76,191	64,779	51,927
Other	23,142	24,058	22,178

	$321,559	$279,344	$246,665

        Earnings Per Share.    In accordance with the provisions of SFAS No. 128, "Earnings Per Share," we compute our basic earnings per share by dividing Net income/(loss) by the number of Weighted average common shares outstanding during the year. Our Diluted earnings per share is computed by dividing Net income/(loss) by the number of Weighted average common and common equivalent shares outstanding during the year. Due to our net loss in 2000, Weighted average common and common equivalent shares outstanding at December 31, 2000, exclude common stock equivalents of 481,338 and 1,407,362 related to restricted stock and stock options, respectively, because of their antidilutive effect. For each of the three years ended December 31, 2002, common stock equivalents consisted solely of net restricted shares of 631,532, 697,130 and 481,338, respectively, and stock options outstanding of 1,691,000, 1,471,400 and 1,407,362, respectively, under our employee stock benefit plans. (See Note 15.)

        Reclassifications.    We have reclassified certain amounts for prior years to conform with our presentation for 2002.

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

NOTE 2—ACQUISITIONS

        In the three-year period ended December 31, 2002, we acquired two casino companies, a thoroughbred racetrack and the remaining interest in a nonconsolidated subsidiary. We are accounting for each of the acquisitions as a purchase. Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. For each transaction, the allocation of the purchase price was, or will be, completed within one year from the date of the acquisition. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess is allocated to goodwill. For acquisitions completed prior to June 30, 2001, goodwill was amortized for periods of up to forty years. With the adoption of SFAS No. 142 in 2002, we no longer amortize goodwill or intangible assets that are determined to have an indefinite life.

        Under the provisions of SFAS No. 142, goodwill acquired in a business combination for which the acquisition date was after June 30, 2001, should not be amortized; therefore, no goodwill related to the Harveys acquisition was amortized in 2001. We accounted for the Harveys acquisition under the provisions of SFAS No. 141, "Business Combinations."

        The table below summarizes our acquisition transactions completed in the three-year period ending December 31, 2002.

Company	Date Acquired	Total Purchase Price(a)	Goodwill Assigned	Number of Casinos		Geographic Location
Players International, Inc.	March 2000	$439 million	$204 million	3		Lake Charles, Louisiana Metropolis, Illinois St. Louis, Missouri
Harveys Casino Resorts	July 2001	$712 million	$265 million	4		Central City, Colorado(d) Council Bluffs, Iowa(2) Lake Tahoe, Nevada
JCC Holding Company	June 2002 December 2002	$148 million	none	1	(b)	New Orleans, Louisiana
Louisiana Downs, Inc.	December 2002	$82 million	$64 million	1	(c)	Bossier City, Louisiana

(a)
Total purchase price includes the market value of debt assumed determined as of the acquisition date.

(b)
Acquired additional 14% interest in June 2002 and the remaining 37% interest in December 2002.

(c)
Acquired a thoroughbred racetrack that can be expanded to include slot machines.

(d)
This property is expected to be sold in the first half of 2003.

        Players International, Inc.    On March 22, 2000, we completed our acquisition of Players International, Inc. ("Players"), paying $8.50 in cash for each outstanding share and assuming $150 million of Players 107/8% Senior Notes due 2005 (the "Players Notes"). Players operated a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a harness horse racetrack in Paducah, Kentucky. Players and Harrah's jointly operated a landside hotel and entertainment facility at the property in Maryland Heights, a suburb of St. Louis. The operations of the Players facility in Maryland Heights were consolidated with the adjacent Harrah's operations in second quarter 2000, and the Lake Charles and Metropolis facilities were subsequently converted to the Harrah's brand.

        Approximately $2.3 million of the Players Notes were retired on April 28, 2000, in connection with a change of control offer. On June 5, 2000, we purchased approximately $13.1 million of the Players Notes in the open market for the face amount plus accrued interest and a premium. The remaining Players Notes were redeemed on June 30, 2000, for the face amount plus accrued interest and a premium. We retired the Players Notes using proceeds from a $150 million credit agreement and our established debt programs.

        Late in 2002, a pre-acquisition sales tax issue related to the Lake Charles property was favorably resolved, resulting in the reversal of an accrual of approximately $6.5 million. Because we were beyond the time allowed to adjust goodwill related to this acquisition, the reversal of this accrual was recorded as Write-downs, reserves and recoveries in our 2002 Consolidated Statements of Operations.

        Harveys Casino Resorts.    On July 31, 2001, we completed our acquisition of Harveys. We paid approximately $294 million for the equity interests in Harveys, assumed approximately $350 million in outstanding debt and paid approximately $18 million in acquisition costs. We also assumed a $50 million contingent liability, which was dependent on the results of a referendum that was decided by the voters in Pottawattamie County, Iowa, in November 2002. The referendum, which re-approved gaming at racetracks and on riverboats for another eight years, passed and we paid an additional $50 million in acquisition costs in fourth quarter 2002. We financed the acquisition, and retired Harveys assumed debt, with borrowings under our established debt programs. The purchase included the Harveys Resort & Casino in Lake Tahoe, Nevada, the Harveys Casino Hotel and the Bluffs Run Casino, both in Council Bluffs, Iowa, and the Harveys Wagon Wheel Hotel/Casino in Central City, Colorado.

        In June 2002, the Iowa Supreme Court issued an opinion that has the effect of reducing the gaming tax rate on gaming revenues earned by casinos at racetracks operating in the state, including our Bluffs Run Casino. Casinos at racetracks were taxed at a higher rate (32%) than the casinos on riverboats operating in Iowa (20%). The Court ruled this disparity as unconstitutional. The Iowa Supreme Court denied the State's petition for rehearing and remanded the case to the Iowa District Court for determination of the appropriate relief. The lower court subsequently ruled that all taxes paid above the 20% rate of the riverboats had to be refunded. The State appealed the Iowa Supreme Court's decision to the United States Supreme Court and in January 2003, the United States Supreme Court agreed to hear the case. We have followed the instructions of the Iowa Racing and Gaming Commission to pay taxes at the 20% rate for Bluffs Run. However, given the uncertainty of this situation, we have continued to accrue gaming taxes at the 32% rate, and we will continue this practice until this matter is clarified and our ultimate tax exposure is known. Depending upon future changes in the gaming tax rate imposed by the Iowa legislature, an additional payment based on a multiple of the calculated annual savings may be due to Iowa West Racing Association ("Iowa West"), the entity holding the pari-mutuel and gaming license for the Bluffs Run Casino and with whom we have a management agreement to operate that property. Any additional payment that may be due to Iowa West would increase goodwill related to our Harveys acquisition.

        In fourth quarter 2002, we announced that we had entered into a definitive agreement to sell Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Since acquiring Harveys, we evaluated the Colorado property and concluded that it is a nonstrategic asset for us. Closing of the transaction is subject to customary regulatory approvals and is expected to close in the first half of 2003. This sale will not have a material effect on our financial results. The Colorado property is presented in our

Consolidated Financial Statements as discontinued operations, and our 2001 results have been reclassified to reflect that property as discontinued operations. The discontinued operations generated revenues of $35.7 million and income from operations of $2.3 million for the year ended December 31, 2002. For the five months of 2001 subsequent to the acquisition of Harveys, the discontinued operations generated revenues of $19.3 million and income from operations of $1.3 million. Assets related to discontinued operations are recorded at their net realizable value of $23.1 million as of December 31, 2002, and include land, buildings, equipment and leasehold improvements.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of Harveys.

At July 31, 2001
(In millions)
Current assets	$59.5
Land, buildings, riverboats and equipment	348.9
Deferred costs and other	8.4
Intangible assets	173.0
Goodwill	265.1

Total assets acquired	854.9

Current liabilities	46.4
Long-term debt	350.4
Deferred credits and other	96.6

Total liabilities assumed	493.4

Net assets acquired	$361.5

        We acquired Harveys to further enhance our geographic distribution and to strengthen our access to target customers. The results of Harveys' operations have been included in our Consolidated Financial Statements since the date of acquisition.

        The intangible assets acquired include registered trademarks, certain gaming rights and development rights, which are not subject to amortization. Other intangible assets, including customer relationships and certain contract rights, are amortized on a straight-line basis. We estimate useful lives of four to twenty-three years for the assets subject to amortization and have recorded amortization expense of $4.5 million and $2.3 million in 2002 and 2001, respectively.

        Of the goodwill related to the Harveys acquisition, approximately $80 million is deductible for tax purposes.

        Jazz Casino Company.    On June 7, 2002, we acquired additional shares of the common stock of JCC Holding Company, which, together with its subsidiary Jazz Casino Company LLC (collectively, "JCC"), owns and operates the Harrah's casino in New Orleans, Louisiana. The acquisition of these shares increased our ownership in JCC from 49% to 63% and required a change of our accounting treatment for our investment in JCC from the equity method to consolidation of JCC in our financial statements. We began consolidating JCC in our financial results on June 7, 2002. On December 10, 2002, we acquired all remaining shares of JCC's stock to increase our ownership to 100%.

        We paid $72.4 million ($10.54 per share) for the additional ownership interest in JCC, acquired approximately $45.8 million of JCC's debt, assumed approximately $28.2 million of JCC's Senior Notes, which we subsequently retired, and incurred approximately $1.9 million of acquisition costs. We financed the acquisition and retired JCC's debt with funds from various sources, including cash flows from operations and borrowings under established debt programs.

        The purchase price allocation arising from our acquisition of the additional ownership of JCC is in process and is expected to be completed by third quarter 2003.

        We acquired the remaining ownership interest in JCC in order to streamline the decision-making process, which we expect will allow us to take steps to improve business at the property more quickly.

        Louisiana Downs.    On December 20, 2002, we acquired a controlling interest in Louisiana Downs, a thoroughbred racetrack in Bossier City, Louisiana. The agreement gives Harrah's a 95% ownership interest in a company that now owns both Louisiana Downs and Harrah's Shreveport. We plan to install slot machines at the racetrack and expand and renovate the entertainment facility, which will be the only land-based gaming facility in northern Louisiana. Plans call for Louisiana Downs to offer approximately 900 slot machines by the time racing season begins in June 2003. We expect to open a new, permanent facility with approximately 1,500 slot machines by June 2004.

        We paid approximately $81.6 million, including $29.3 million in short-term notes that were paid in full in January 2003 and $6.0 million in equity interest in Harrah's Shreveport, for the interest in Louisiana Downs and approximately $0.1 million of acquisition costs. We financed the acquisition with funds from various sources, including cash flows from operations and borrowings under established debt programs. Since this acquisition was completed late in 2002, the purchase price allocation, including the equity interest in Harrah's Shreveport that was contributed to the new company that now owns both Louisiana Downs and Harrah's Shreveport, is in its very early stages and is expected to be completed by fourth quarter 2003. The results of Louisiana Downs' operations were included in our Consolidated Financial Statements since the date of acquisition.

NOTE 3—ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142

        We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS No. 142 provides new guidance regarding the recognition and measurement of intangible assets, eliminates the amortization of certain intangibles and requires annual assessments for impairment of intangible assets that are not subject to amortization.

        We have completed our implementation review of the goodwill and other intangible assets arising from our prior acquisitions and determined that impairment charges of $91.2 million, net of tax benefits of $2.8 million, were required. These charges, which were recorded in first quarter 2002 and are reported in our Consolidated Statements of Operations as a change in accounting principle, relate to goodwill and the trademark acquired in our 1999 acquisition of Rio Hotel and Casino, Inc. ("Rio"). Since the acquisition of Rio, competition has intensified in the market and Rio has greatly reduced its emphasis on international high-end table games play, a significant component of its business at the time of the acquisition. We determine the fair value of an operating unit as a function, or multiple, of earnings before interest, taxes, depreciation and amortization ("EBITDA"), a common measure used to value and buy or sell cash intensive businesses such as casinos. The calculated multiple for Rio indicated that the fair value of the property, based on an EBITDA indicator, fell short of the carrying value, and recognition of an impairment of $86.0 million of goodwill was appropriate. The fair value of the Rio trademark was assessed by applying a "relief from royalty" methodology, which ascribed a value to the trademark derived as the present value of a percentage of forecasted future revenues. Because the Rio has not sustained the level of revenues assumed in the original computation to assign a value to the trademark, future revenue assumptions were reassessed and it was determined that the fair value of the trademark was $5.2 million, net of tax benefit of $2.8 million, less than the carrying value. Rio's tangible assets were assessed for impairment applying the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and our analysis indicated that the carrying value of the tangible assets was not impaired.

        We also completed our annual assessment for impairment as of September 30, 2002, and determined that goodwill and intangible assets with indefinite lives have not been further impaired.

        The following tables set forth information concerning our goodwill and other intangible assets as of December 31, 2002:

	Balance at December 31, 2001	Additions or Adjustments	Impairment Losses	Balance at December 31, 2002
Goodwill	$947,678	$63,682	$(86,045)	$925,315

Nonamortizing intangible assets:
Trademarks	$137,579	$10,000	$(7,955)	$139,624
Gaming rights	44,200	18,100	—	62,300
Development rights	5,000	(5,000)	—	—

Total	$186,779	$23,100	$(7,955)	$201,924

	Gross Carrying Amount	Accumulated Amortization	Balance at December 31, 2002
Amortizing intangible assets:
Contract rights	$63,000	$(3,853)	$59,147
Customer relationships	13,100	(2,944)	10,156

Total	$76,100	$(6,797)	$69,303

        The aggregate amortization expense for the years ended December 31, 2002 and 2001 for those assets that will continue to be amortized under provisions of SFAS No. 142 was $4.5 million and $2.3 million, respectively. Estimated annual amortization expense for those assets for the years ending December 31, 2003, 2004, 2005, 2006 and 2007 is $4.8 million, $4.8 million, $4.8 million, $4.5 million and $3.8 million, respectively.

        With the adoption of SFAS No. 142, we ceased amortization of goodwill and other intangible assets that were determined to have an indefinite useful life. The information below depicts our results for the two years ended December 31, 2001 and 2000 on a pro forma basis, as if SFAS No. 142 had been implemented at the beginning of that period.

	Year Ended December 31,
	2001	2000
(In thousands, except per share amounts)
Reported income/(loss) from continuing operations	$208,351	$(11,344)
Add back: Goodwill amortization	19,581	18,460
Add back: Trademark amortization	3,080	3,080

Adjusted income from continuing operations	231,012	10,196
Discontinued operations, net of income tax expense of $344 and $0	639	—
Extraordinary items, net of income tax benefit of $13 and $388	(23)	(716)

Adjusted net income	$231,628	$9,480

Basic earnings per share:
Reported income/(loss) from continuing operations	$1.83	$(0.09)
Goodwill amortization	0.17	0.16
Trademark amortization	0.03	0.02

Adjusted income from continuing operations	2.03	0.09
Discontinued operations, net	0.01	—
Extraordinary items, net	—	(0.01)

Adjusted net income	$2.04	$0.08

Diluted earnings per share:
Reported income/(loss) from continuing operations	$1.80	$(0.09)
Goodwill amortization	0.17	0.16
Trademark amortization	0.02	0.02

Adjusted income from continuing operations	1.99	0.09
Discontinued operations, net	0.01	—
Extraordinary items, net	—	(0.01)

Adjusted net income	$2.00	$0.08

NOTE 4—STOCKHOLDERS' EQUITY

        In addition to its common stock, Harrah's Entertainment has the following classes of stock authorized but unissued:

  Preferred stock, $100 par value, 150,000 shares authorized
  Special stock, $1.125 par value, 5,000,000 shares authorized—
  Series A Special Stock, 2,000,000 shares designated

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

        During the past three years, our Board of Directors has authorized four plans whereby we have purchased shares of the Company's common stock in the open market from time to time as market conditions and other factors warranted. The table below summarizes the four plans.

Plan Authorized	Number of Shares Authorized	Number of Shares Purchased as of December 31, 2002	Average Price Per Share
April 2000	12.5 million	12.5 million	$25.08
July 2001	6.0 million	6.0 million	37.15
July 2002	2.0 million	1.4 million	39.24
November 2002	3.0 million	None	N/A

        The July 2002 authorization expired December 31, 2002, and the November 2002 authorization expires December 31, 2003. The repurchases were funded through available operating cash flows and borrowings from our established debt programs.

        Under the terms of our employee stock benefit programs, we have reserved shares of Harrah's Entertainment common stock for issuance under the 2001 Executive Stock Incentive and 2001 Broad-based Incentive Plans. (See Note 15 for a description of the plans.) The 2001 Executive Stock Incentive Plan is an equity compensation plan approved by our stockholders and the 2001 Broad-based Incentive Plan is an equity compensation plan not approved by our stockholders. The shares held in reserve for issuance or grant under the Harrah's Entertainment, Inc. 1990 Stock Option Plan and Harrah's Entertainment, Inc. 1990 Restricted Stock Plan (collectively, "Harrah's Former Plans") were transferred to the 2001 Executive Stock Incentive Plan in 2001. As of December 31, 2002, 4,431,877 shares were authorized and unissued under the 2001 Executive Stock Incentive Plan and 10,325 shares were authorized and unissued under the 2001 Broad-based Incentive Plan. No additional shares will be authorized under the 2001 Broad-based Incentive Plan. Of the 4,431,877 shares available for grant under the 2001 Executive Stock Incentive Plan, 62,548 shares were available for grants as an award other than an option.

NOTE 5—DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

        Deferred costs and other consisted of the following as of December 31:

	2002	2001
Cash surrender value of life insurance (Note 15)	$65,109	$62,143
Deferred finance charges, net of amortization of $5,573 and $4,769	17,557	22,452
Other	154,282	126,855

	$236,948	$211,450

        Accrued expenses consisted of the following as of December 31:

	2002	2001
Payroll and other compensation	$141,921	$123,290
Insurance claims and reserves	73,783	67,516
Accrued interest payable	44,665	50,456
Accrued taxes	42,607	39,065
Other accruals	150,398	129,782

	$453,374	$410,109

NOTE 6—DEBT

        Long-term debt consisted of the following as of December 31:

	2002	2001
Bank Facility
2.2%-3.3% at December 31, 2002, maturities to 2004	$1,285,500	$1,380,000
Secured Debt
7.1%, maturity 2028	94,900	96,173
5.3%-6.6%, maturities to 2031	785	1,943
Unsecured Senior Notes
7.125%, maturity 2007	498,425	498,070
7.5%, maturity 2009	498,713	498,499
8.0%, maturity 2011	495,525	494,971
Unsecured Senior Subordinated Notes
7.875%, maturity 2005	750,000	750,000
Other Unsecured Borrowings
1.9%-2.0%, maturity 2003	139,700	—
Capitalized Lease Obligations
7.6%-10.0%, maturities to 2006	984	1,370

	3,764,532	3,721,026
Current portion of long-term debt	(1,466)	(1,583)

	$3,763,066	$3,719,443

        As of December 31, 2002, aggregate annual principal maturities for the four years subsequent to 2003 were: 2004, $1.4 billion; 2005, $751.7 million; 2006, $1.7 million and 2007, $500.1 million.

        Revolving Credit Facilities.    As of December 31, 2002, the Company had revolving credit and letter of credit facilities (the "Bank Facility"), which provide us with borrowing capacity of $1.857 billion. The Bank Facility consists of a five-year $1.525 billion revolving credit and letter of credit facility maturing in 2004 and a separate $332 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. As of December 31, 2002, the Bank Facility bore interest based upon 80 basis points over LIBOR for current borrowings under the five-year facility and 85 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts, which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. There is an option on each facility to borrow at the prime rate. As of December 31, 2002, $1.286 billion in borrowings were outstanding under the Bank Facility, with an additional $80.9 million committed to back letters of credit. After consideration of these borrowings, $490.6 million of additional borrowing capacity was available to the Company as of December 31, 2002.

        Commercial Paper.    To provide the Company with cost-effective borrowing flexibility, we have a $200 million commercial paper program that is used to borrow funds for general corporate purposes. Although the debt instruments are short-term in tenor, they are classified as long-term because the commercial paper is backed by our Bank Facility and we have committed to keep available capacity under our Bank Facility in an amount equal to or greater than amounts borrowed under this program. At December 31, 2002, $139.7 million was outstanding under this program.

        Issuance of New Debt.    In addition to our Bank Facility, we have issued debt and entered into credit agreements to provide for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, to provide the Company with cost-effective borrowing flexibility and to replace short-term, floating-rate debt with long-term, fixed-rate debt. The table below summarizes the face value of debt obligations entered into in the last three years and outstanding at December 31, 2002.

Debt	Issued	Matures	Face Value Outstanding at December 31, 2002
(In millions)
Uncommitted Line of Credit Agreements	2002	2003	$31.0
Commercial Paper	2002	2003	139.7
8.0% Senior Notes	January 2001	2011	500.0
7.125% Senior Notes	June 2001	2007	500.0

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

Issuer	Date Retired	Debt Extinguished	Face Value Retired
(In millions)
JCC	December 2002	Senior Notes due 2008	$28.2
Harveys	September 2001	10.625% Senior Subordinated Notes due 2006	150.0
Showboat	August 2001	13% Senior Subordinated Notes due 2009	2.1
Harveys	July 2001	Credit facility due 2004	192.0
Players	June 2000	10.875% Senior Notes due 2005	150.0
Showboat	June 2000	9.25% First Mortgage Bonds due 2008	56.4

        The premiums paid to the holders of the debts retired and the write-off of the related unamortized deferred finance charges are reported on the Consolidated Statements of Operations as Extraordinary losses (see Note 11). We recorded the liabilities assumed in acquisition transactions at their fair value at the date of consummation of the acquisition. The premium charged to Extraordinary losses as a result of the retirement of these assumed debts equaled the difference between the consideration paid to the holders of the notes and the carrying value we assigned to the notes at the time of purchase.

        Short-term Debt.    In a program designed for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, we have entered into an uncommitted line of credit agreement with a lender whereby we can borrow up to $31.0 million for periods of thirty days or less. At December 31, 2002, we had borrowed $31.0 million under this agreement. Borrowings bear interest at current market rates. Interest rates on amounts borrowed under these agreements during 2002 ranged from 2.4% to 3.1%. This agreement does not decrease our borrowing capacity under our Bank Facility.

        At December 31, 2002, we had $29.3 million of short-term debt related to our acquisition of Louisiana Downs in December 2002. This debt was paid in full in January 2003.

        In June 2000, we entered into a 364-day credit agreement (the "Credit Agreement") with a lender whereby we borrowed $150 million to redeem the Players Notes. Interest rates, facility fees and covenants in the Credit Agreement were identical to those provisions contained in our Bank Facility. The Credit Agreement was retired in January 2001, using funds from the 8.0% Senior Notes.

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

        Fair Market Value.    Based on the borrowing rates available as of December 31, 2002, for debt with similar terms and maturities and market quotes of our publicly traded debt, the fair value of our long-term debt at December 31 was as follows:

	2002		2001
	Carrying Value	Market Value	Carrying Value	Market Value
(In millions)
Outstanding debt	$(3,764.5)	$(4,031.6)	$(3,721.0)	$(3,826.1)

NOTE 7—LEASES

        We lease both real estate and equipment used in our operations and classify those leases as either operating or capital leases following the provisions of SFAS No. 13, "Accounting for Leases." At December 31, 2002, the remaining lives of our operating leases ranged from one to twenty-two years, with various automatic extensions totaling up to fifty-two years.

        Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Operations as follows:

	2002	2001	2000
Noncancelable
Minimum	$34,407	$22,521	$21,872
Contingent	7,032	5,601	4,867
Sublease	(288)	(602)	(571)
Other	42,125	34,921	18,678

	$83,276	$62,441	$44,846

        Our future minimum rental commitments as of December 31, 2002, were as follows:

Noncancelable Operating Leases
2003	$40,516
2004	36,092
2005	34,532
2006	33,622
2007	32,776
Thereafter	482,240

Total minimum lease payments	$659,778

        In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts. In 2002, we terminated a June 2000 agreement in which we sold and leased-back corporate aircraft. Pursuant to its terms, the agreement was accounted for as an operating lease. The aircraft that was leased under that agreement is now included in our Furniture, fixtures and equipment.

NOTE 8—WRITE-DOWNS, RESERVES AND RECOVERIES

        Our operating results include various pretax charges to record asset impairments, contingent liability reserves, project write-offs and recoveries at time of sale of previously recorded reserves for asset impairment. The components of Write-downs, reserves and recoveries were as follows:

	2002	2001	2000
Reserves for New Orleans casino	$—	$2,322	$220,000
Write-off of abandoned assets and other costs	6,917	8,484	2,800
Charge for structural repairs at Reno	5,000	—	—
Impairment of long-lived assets	1,501	8,203	5,813
Termination of contracts	168	4,060	2,505
Recoveries from previously impaired assets and reserved amounts	(2,091)	(571)	(5,012)
Settlement of sales tax contingency	(6,464)	—	—

	$5,031	$22,498	$226,106

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

NOTE 9—HEADQUARTERS RELOCATION AND REORGANIZATION COSTS

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

NOTE 10—INCOME TAXES

        Our federal and state income tax provision (benefit) allocable to our Consolidated Statements of Operations and our Consolidated Balance Sheets line items was as follows:

	2002	2001	2000
Income from continuing operations before income taxes and minority interests	$197,292	$126,393	$15,415
Discontinued operations	837	344	—
Extraordinary losses	—	(13)	(388)
Cumulative effect of change in accounting principle	(2,831)	—	—
Stockholders' equity
Unrealized gain/(loss) on available-for-sale securities	(239)	772	(505)
Other	800	(800)	—
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(23,970)	(18,013)	(15,739)

	$171,889	$108,683	$(1,217)

        Income tax expense attributable to Income from continuing operations before income taxes and minority interests consisted of the following:

	2002	2001	2000
Current
Federal	$145,770	$16,035	$128,643
State	23,369	7,882	4,897
Deferred	28,153	102,476	(118,125)

	$197,292	$126,393	$15,415

        The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income from continuing operations before income taxes and minority interests were as follows:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
Increases/(decreases) in tax resulting from:
State taxes, net of federal tax benefit	2.6	1.5	10.7
Goodwill amortization	—	1.8	33.8
Foreign taxes	—	—	29.6
Tax credits	(0.3)	(0.5)	(11.2)
Political contributions	0.1	0.1	2.0
Officers' life insurance	0.2	0.3	8.0
Meals and entertainment	0.3	0.3	5.9
Federal income tax settlement	—	(0.8)	(3.3)
Minority interests in partnership earnings	(0.9)	(1.3)	(27.0)
Other	(0.2)	—	2.9

Effective tax rate	36.8%	36.4%	86.4%

        The components of our net deferred tax balance included in our Consolidated Balance Sheets were as follows:

	2002	2001
Deferred tax assets
Compensation programs	$55,566	$59,538
Bad debt reserve	20,094	21,759
Self-insurance reserves	6,051	8,111
Deferred income	468	111
Project opening costs	20,819	3,788
Net operating losses	16,316	16,580
Other	29,074	17,200
Valuation allowance	(14,211)	(14,088)

	134,177	112,999

Deferred tax liabilities
Property	(219,352)	(247,929)
Management contract	(20,947)	—
Intangibles	(75,109)	(74,773)
Investments in nonconsolidated affiliates	(20,771)	(6,097)

	(336,179)	(328,799)

Net deferred tax liability	$(202,002)	$(215,800)

NOTE 11—EXTRAORDINARY ITEMS

        The components of our net extraordinary losses were as follows:

	2002	2001	2000
Losses on early extinguishments of debt	$—	$(36)	$(1,104)
Income tax benefit	—	13	388

Extraordinary losses, net of income taxes	$—	$(23)	$(716)

        The extraordinary losses on early extinguishments of debt are due to the premiums paid to the holders of the debt retired and the write-off of related unamortized deferred finance charges. (See Note 6 for information regarding the specific debt issues retired in each period.)

NOTE 12—SUPPLEMENTAL CASH FLOW INFORMATION

        The increase in Cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:

	2002	2001	2000
Long-term accounts
Deferred costs and other	$(36,317)	$68,439	$(40,504)
Deferred credits and other	33,060	(83,275)	(4,268)

Net change in long-term accounts	$(3,257)	$(14,836)	$(44,772)

Working capital accounts
Receivables	$14,478	$12,884	$(39,072)
Inventories	892	3,329	2,524
Prepayments and other	81,168	26,490	(10,710)
Accounts payable	(3,376)	(17,394)	11,887
Accrued expenses	(148,931)	53,275	193

Net change in working capital accounts	$(55,769)	$78,584	$(35,178)

Supplemental Disclosure of Cash Paid for Interest and Taxes

        The following table reconciles our Interest expense, net of interest capitalized, as reported in the Consolidated Statements of Operations, to cash paid for interest:

	2002	2001	2000
Interest expense, net of interest capitalized	$240,220	$255,801	$227,139
Adjustments to reconcile to cash paid for interest
Net change in accruals	(6,851)	(33,869)	(17,988)
Amortization of deferred finance charges	(5,573)	(4,769)	(4,185)
Net amortization of discounts and premiums	(1,596)	(913)	70

Cash paid for interest, net of amount capitalized	$226,200	$216,250	$205,036

Cash payments for income taxes, net of refunds	$145,873	$(27,974)	$90,220

NOTE 13—COMMITMENTS AND CONTINGENCIES

        Contractual Commitments.    We continue to pursue additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Harrah's Entertainment of third-party debt and development completion guarantees.

        We may guarantee all or part of the debt incurred by Indian tribes, with which we have entered into a management contract, to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, we have obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, that the value of such property would satisfy our obligations in the event these guarantees were enforced. Additionally, we have received limited waivers from the Indian tribes of their sovereign immunity to allow us to pursue our rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance as of December 31, 2002, of Indian debt that we have guaranteed was $227.8 million. The outstanding balance of all of our debt guarantees at December 31, 2002 is $239.0 million.

        Our maximum obligation under all of our debt guarantees is $265.0 million. Our obligations under these debt guarantees extend through January 2008.

        Excluding debt guarantees and guarantees related to New Orleans (see Note 16), as of December 31, 2002, we had commitments and contingencies of $313.9 million, including construction-related commitments.

        The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled payments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations of the Indian-owned properties to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. As of December 31, 2002, the aggregate monthly commitment for the minimum guaranteed payments pursuant to these contracts, which extend for periods of up to sixty-one months from December 31, 2002, is $1.2 million. The maximum exposure for the minimum guaranteed payments to the tribes is unlikely to exceed $34.3 million as of December 31, 2002.

        Severance Agreements.    As of December 31, 2002, the Company has severance agreements with thirty-five of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment of 1.5 to 3.0 times the executive's average annual compensation, as defined, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's Entertainment's incentive plans. The estimated amount, computed as of December 31, 2002, that would be payable under the agreements to these executives based on the compensation payments and stock awards aggregated approximately $107.7 million. The estimated amount that would be payable to these executives does not include an estimate for the tax gross-up payment, provided for in the agreements, that would be payable to the executive if the executive becomes entitled to severance payments which are subject to a federal excise tax imposed on the executive.

        Self-insurance.    We are self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims.

NOTE 14—LITIGATION

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

NOTE 15—EMPLOYEE BENEFIT PLANS

        We have established a number of employee benefit programs for purposes of attracting, retaining and motivating our employees. The following is a description of the basic components of these programs.

        Stock Option Plans.    Our employees may be granted options to purchase shares of common stock under the Harrah's Entertainment 2001 Executive Stock Incentive Plan or the 2001 Broad-based Incentive Plan (collectively, "SOP"). Beginning with the adoption of the SOP, grants will typically vest in equal installments over a three-year period. Previously, pursuant to Harrah's Former Plans, grants typically vested in equal installments over a four-year period and collectively grants allow the option holder to purchase stock over specified periods of time, generally seven to ten years from the date of grant, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after May 2011.

        A summary of activity of the 2001 Executive Stock Incentive Plan and Harrah's Former Plans, which are equity compensation plans approved by our stockholders, for 2000, 2001 and 2002 is as follows:

		Number of Common Shares
	Weighted Avg. Exercise Price (Per Share)	Options Outstanding	Available For Grant
Balance—December 31, 1999	$18.14	13,705,299	1,681,285
Additional shares authorized	N/A	—	1,800,000
Granted	28.10	3,109,602	(3,109,602)
Exercised	15.27	(2,968,539)	—
Canceled	20.04	(1,070,064)	1,070,064
Rio plans cancellations	18.35	(20,500)	—

Balance—December 31, 2000	21.08	12,755,798	1,441,747
Additional shares authorized	N/A	—	3,900,000
Restricted shares transferred from Harrah's Former Plans	N/A	—	766,509
Restricted shares issued	N/A	—	(40,521)
Restricted shares canceled	N/A	—	328,685
Granted	26.39	774,075	(774,075)
Exercised	17.07	(3,240,426)	—
Canceled	23.29	(1,596,869)	1,596,869
Rio plans cancellations	17.16	(8,800)	—

Balance—December 31, 2001	22.65	8,683,778	7,219,214
Additional shares authorized	N/A	—	—
Restricted shares issued	N/A	—	(221,931)
Restricted shares canceled	N/A	—	78,091
Granted	46.80	2,910,560	(2,910,560)
Exercised	19.40	(2,510,678)	—
Canceled	30.96	(267,063)	267,063
Rio plans cancellations	18.88	(2,000)	—

Balance—December 31, 2002	$31.30	8,814,597	4,431,877

Of the 4,431,877 shares available for grant at December 31, 2002, up to 62,548 of these shares are available for grant as awards other than as stock options.

        The following table summarizes additional information regarding the options outstanding at December 31, 2002:

	2002	2001	2000
Options exercisable at December 31	2,344,106	2,955,787	3,925,509
Weighted average fair value per share of options granted per year	$17.34	$12.33	$14.30
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$12.00 - $35.55	5,976,316	6.7 years	$23.94	2,343,606	$21.29
40.33 - 43.32	11,910	7.7 years	41.93	500	40.33
46.14 - 49.32	2,826,371	6.5 years	46.81	—	—

	8,814,597			2,344,106

200,000 shares were authorized for issuance under the 2001 Broad-based Incentive Plan, which was established in 2001 and is an equity compensation plan not approved by stockholders. No additional shares will be authorized under the 2001 Broad-based Incentive Plan. A summary of activity of this plan is as follows:

		Number of Common Shares
	Weighted Avg. Exercise Price (Per Share)	Options Outstanding	Available For Grant
Balance—December 31, 2001	N/A	—	200,000
Additional shares authorized	N/A	—	—
Granted	47.03	196,775	(196,775)
Exercised	N/A	—	—
Cancelled	47.03	(7,100)	7,100

Balance—December 31, 2002	$47.03	189,675	10,325

        As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," we apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for the SOP and, accordingly, do not recognize compensation expense. Furthermore, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation expense for the SOP been determined in accordance with SFAS No. 123, total stock-based employee compensation expense, net of related tax effects, would have been $20.2 million, $8.0 million and $15.8 million, for the years ended 2002, 2001 and 2000, respectively, and our pro forma Net income/(loss) and Earnings/(loss) per share for the indicated periods would have been:

	2002		2001		2000
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income/(loss)	$235,029	$214,828	$208,967	$200,978	$(12,060)	$(27,834)
Earnings/(loss) per share
Basic	2.11	1.93	1.84	1.77	(0.10)	(0.24)
Diluted	2.07	1.89	1.81	1.74	(0.10)	(0.24)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	32.0%	42.0%	42.0%
Risk-free interest rate	3.7%	4.3%	5.8%
Expected average life of options (years)	6	6	6

        Restricted Stock.    Employees may be granted shares of common stock under the SOP. Restricted shares granted under the SOP are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The shares generally vest in equal installments over a period of three years. No awards of restricted shares may be made under the current plan after May 2011. The compensation arising from a restricted stock grant is based upon the market price at the grant date. Such expense is deferred and amortized to expense over the vesting period.

        The Company has issued Time Accelerated Restricted Stock Award Plan ("TARSAP") awards to certain key executives. The initial TARSAP program was completed in January 2002. During 2000, 2001 and 2002 additional TARSAP awards were issued to certain key executives, which will vest on January 1, 2007, if the executive continues in active employment until that date. These shares are eligible for earlier annual vesting beginning in 2003 over four years (three years for shares awarded in 2002) based on the Company's financial performance in each of the years 2002 through 2005, and the remaining unvested shares will vest on January 1, 2007. The expense arising from TARSAP awards is being amortized to expense over the periods in which the restrictions lapse.

        The number and weighted average grant-date fair value of restricted shares granted, and the amortization expense recognized, during 2002, 2001 and 2000, including the TARSAP awards, were as follows:

	2002	2001	2000
Number of shares granted	221,931	72,876	1,306,398
Weighted average grant price per share	$43.77	$31.00	$25.17
Amortization expense (in millions)	$7.8	$8.2	$12.3
Unvested shares as of December 31	1,458,617	1,783,535	2,298,803

        Savings and Retirement Plan.    We maintain a defined contribution savings and retirement plan, which, among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 20% of their eligible earnings, the first 6% of which is fully matched. Amounts contributed to the plan are invested, at the participant's direction, in up to fourteen separate funds, including a Harrah's company stock fund. Participants become vested in the matching contribution over five years of credited service. Our contribution expense for this plan was $29.2 million, $26.6 million and $25.3 million in 2002, 2001 and 2000, respectively.

        Deferred Compensation Plans.    Harrah's maintains deferred compensation plans (collectively, "DCP") and an Executive Supplemental Savings Plan ("ESSP") under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of the Company. Amounts deposited into DCP earn interest at rates approved by the Human Resources Committee of the Board of Directors. The ESSP is a variable investment plan which allows the employee to direct their investments by choosing from several investment alternatives. The total liability included in Deferred credits and other for these plans at December 31, 2002 and 2001 was $86.4 million and $82.1 million, respectively. In connection with the administration of one of these plans, we have purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

        Multi-employer Pension Plans.    Approximately 4,300 of our employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $4.7 million, $4.5 million and $4.0 million in 2002, 2001 and 2000, respectively, for such plans. The plans' administrators do not provide sufficient information to enable us to determine our share, if any, of unfunded vested benefits.

NOTE 16—NONCONSOLIDATED AFFILIATES

        JCC.    On June 7, 2002, we acquired additional shares of the common stock of JCC, which increased our ownership in JCC to 63% and required a change of our accounting treatment for our investment in JCC from the equity method to consolidation of JCC in our financial statements. We began consolidating JCC in our financial results on June 7, 2002. On December 10, 2002, we acquired all remaining shares of JCC's stock to increase our ownership to 100%. Prior to June 7, 2002, the Company had a minority ownership interest (and noncontrolling board representation) in JCC, and a subsidiary of the Company managed the casino.

        The Company has guaranteed an annual payment obligation of JCC owed to the State of Louisiana of $60 million for the twelve-month period ending March 31, 2003, and for each of the subsequent two twelve-month periods. We expect to extend this guarantee for an additional year to end March 31, 2006.

        Due to the filing of bankruptcy by JCC, in fourth quarter 2000 we recorded reserves of $220 million for receivables not expected to be recovered in JCC's reorganization plan. In first quarter 2001, an additional $2.3 million was recorded to reserve for additional advances made to JCC during first quarter 2001 and to adjust the reserves for modifications to the approved reorganization plan. We did not record our share of JCC's operating results in first quarter 2001; however, with the implementation of JCC's reorganization plan, we resumed recording our share of JCC's results in second quarter 2001 and continued until we began consolidating JCC's results in June 2002.

        National Airlines, Inc.    Until June 2001, we had an approximate 48% ownership interest in National Airlines, Inc. ("NAI"), which filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code in December 2000. In June 2001, we abandoned all rights to our shares of NAI stock and stock purchase warrants. In fourth quarter 2000, we recorded write-offs and reserves totaling $39.4 million for our investment in and loans to NAI and our estimated net exposure under letters of credit on behalf of NAI.

        NAI ceased operations in November 2002, after unsuccessfully attempting to restructure in bankruptcy court. We had provided a letter of credit on behalf of NAI, which we were required to fund in January 2003. We had an agreement with another investor of NAI whereby that investor was obligated to reimburse us for approximately 56% of amounts that we funded under the letter of credit and that we had previously funded under another letter of credit. During second quarter 2001, a subsidiary of the Company filed a lawsuit against the other investor for breach of contract due to the investor's failure to reimburse the Company for his share of the $8.6 million we have paid against the first letter of credit. A judgment was entered in our favor but was appealed by the investor. In fourth quarter 2002, we reached a settlement with the investor that also included the extinguishment of the investor's potential liability on the letter of credit that was funded in January 2003, as well as the judgment. We will receive a total of $3.4 million from the investor, $2.4 million of which was received in October 2002. The remaining amount will be received in two non-interest-bearing installments of $500,000 each over the next twelve months. As a result of our settlement with the investor and our funding of the letter of credit following NAI's cessation of operations, we recorded a charge of $6.1 million in fourth quarter 2002.

        Combined Financial Information.    The following summarized balance sheet and statement of operations information has been compiled from financial reports for the periods and dates indicated submitted to us by our nonconsolidated affiliates which we accounted for using the equity method:

			2000(a)
	2002	2001(a)	JCC	National Airlines	Other	Total 2000
Combined Summarized Balance Sheet Information
Current assets	$1,865	$50,273	$42,092	$48,007	$3,077	$93,176
Land, buildings and equipment, net	33,002	167,617	333,931	35,597	34,549	404,077
Other assets	2,005	50,022	101,334	19,860	8,520	129,714

Total assets	36,872	267,912	477,357	103,464	46,146	626,967

Current liabilities 6,769	34,224	110,117	105,695	6,543	222,355
Long-term debt	17,514	122,896	396,412	11,609	18,000	426,021
Other liabilities	—	3,607	61,647	2,203	813	64,663

Total liabilities	24,283	160,727	568,176	119,507	25,356	713,039

Net assets	$12,589	$107,185	$(90,819)	$(16,043)	$20,790	$(86,072)

Combined Summarized Statements of Operations
Revenues	$135,648	$270,229	$261,105	$231,319	$22,405	$514,829
Operating income (loss)	23,517	(15,403)	(90,335)	(18,472)	(3,222)	(112,029)
Extraordinary items	—	213,448	—	—	—	—
Net income (loss)	9,390	90,640	(136,589)	(22,107)	(1,943)	(160,639)

(a)
2001 and 2000 are comprised primarily of JCC. Due to the charges we recorded in fourth quarter 2000, we did not record our share of JCC's operating results in first quarter 2001, which included an extraordinary gain arising from the consummation of that entity's bankruptcy reorganization plan.

        Our investments in and advances to nonconsolidated affiliates are reflected in our Consolidated Balance Sheets as follows:

	2002	2001
Investments in and advances to nonconsolidated affiliates
Accounted for under the equity method	$4,331	$78,222
Accounted for at historical cost	177	177
Available-for-sale and recorded at market value	386	1,065

	$4,894	$79,464

        In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we adjust the carrying value of our available-for-sale equity investments to include unrealized gains or losses. A corresponding adjustment is recorded in the combination of our stockholders' equity and deferred income tax accounts.

Quarterly Results of Operations

(Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In thousands, except per share amounts)
2002(1)
Revenues	$974,691	$1,021,394	$1,124,363	$1,015,945	$4,136,393
Income from operations	198,068	202,329	228,094	151,550	780,041
Net income/(loss)	(6,008)	86,116	101,042	53,879	235,029
Earnings/(loss) per share(3)
Basic	(0.05)	0.76	0.91	0.49	2.11
Diluted	(0.05)	0.75	0.89	0.48	2.07
2001(2)
Revenues	$867,176	$873,445	$999,492	$949,676	$3,689,789
Income from operations	144,526	141,732	159,767	133,957	579,982
Net income	44,080	47,863	61,923	55,101	208,967
Earnings per share(3)
Basic	0.38	0.41	0.55	0.50	1.84
Diluted	0.38	0.40	0.54	0.49	1.81

(1)
2002 First Quarter includes a charge of $91.2 million, net of tax benefit of $2.8 million related to a change in accounting principle; Second Quarter includes the financial results of Jazz Casino Company LLC from the date of acquisition of a majority ownership interest on June 7, 2002; and Fourth Quarter includes $5.0 million in pretax charges for write-downs, reserves and recoveries and a $6.1 million charge for our exposure under a letter of credit issued on behalf of National Airlines, Inc. The first three quarters of 2002 results have been reclassified to reflect Harveys Colorado as discontinued operations.

(2)
2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries and $26.2 million of income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results for Harveys Casino Resorts for periods after its July 31, 2001, date of acquisition. 2001 results have been reclassified to reflect Harveys Colorado as discontinued operations.

(3)
The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.

QuickLinks

  Exhibit 13
  Financial and Statistical Highlights (See Notes 1 and 2 to the Consolidated Financial Statements)
  Management's Discussion and Analysis of Financial Condition and Results of Operations
  Independent Auditors' Report
  Consolidated Balance Sheets
  Consolidated Statements of Operations
  Notes to Consolidated Financial Statements (Dollars in thousands, unless otherwise stated)
  Quarterly Results of Operations (Unaudited)